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06016049

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Messina Minerals Inc.

*CURRENT ADDRESS 2300-1066 West Hastings St.
Vancouver, BC V6E 3X2

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

FILE NO. 82- 2682 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/15/06

SECURITIES ACT, R.S.B.C. 1996, c. 418
REPORT OF ACQUISITION UNDER SECTION 111 OF THE ACT

Pursuant to Section 111 of the Securities Act R.S.B.C. 1996, c. 418, **Peter Tallman** hereby reports as follows:

1. **Name of reporting issuer of which securities have been acquired:**

   Messina Minerals Inc.
   2300-1066 W. Hastings Street
   Vancouver, B.C. V6E 3X2

2. **Name of acquiring parties:**

   Peter Tallman

3. **Number of Securities Purchased:**

   Peter Tallman directly acquired 60,000 common shares and 60,000 share purchase warrants of the Company through a private placement.

4. **Nature of Ownership or Control and Direction:**

   Peter Tallman now directly or indirectly holds or has control over **1,740,000** common shares of the Company and holds securities convertible into voting securities for an additional **1,842,833** common shares of the Company. If **PeterTallman** exercises his right to acquire additional voting securities of the Company to the exclusion of all others, **Peter Tallman** would own **3,582,833** common shares representing 20.16% of the then issued capital of the Company.

5. **Name of Market:**

   The acquisition of the securities occurred from the treasury of the Company.

6. **Purpose of the Acquisition:**

   The shares were acquired for investment purposes.

7. **Other Persons Acting Jointly with Peter Tallman:**

   There are no persons acting jointly with **Peter Tallman.**

DATED at Vancouver, B.C., this 2nd day of December, 2004.

"Peter Tallman"

Signature of **Peter Tallman**



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT JUNE 30, 2005

REVISED AS OF SEPTEMBER 30, 2005

This Management Discussion and Analysis is provided for the purpose of reviewing the third quarter of 2005 and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the period ending June 30, 2005 and 2004, as well as the audited financial statements for the year ended September 30, 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with an exploration office and active advanced projects in Newfoundland and gold exploration assets in Ontario. The Company has acquired advanced exploration properties within belts of proven geological merit with nearby mining infrastructure. In December 2004, the Company made a new high-grade zinc-lead-copper-gold-silver discovery on its property in central Newfoundland which highlights the prospectivity of the Company's Newfoundland properties overall. Throughout 2005, the Company intends to continue work to expand and quantify the known zones of mineralization, as well as drill test other targets in an attempt to establish a "camp" comprised of several areas of base metal deposition. The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

The Company's business is managed by directors, officers and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 272 square kilometres in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits.

In December 2004 the Company made a new discovery of zinc-copper-lead-silver-gold mineralization at the Boomerang Prospect within the Tulks South Property in Newfoundland. From April 1 to June 30, 2005 Messina completed 7,066 meters of diamond drilling (holes GA05-26 through GA05-49) testing the grade and continuity of the Boomerang Prospect. The total meterage drilled year-to-date is 10,900 m. Zinc-lead-copper-gold-silver bearing high-grade mineralization has been identified that exhibits good lateral and vertical continuity over the 250 meters of strike length drilled to date. Continued drilling at Boomerang from now through November 2005 and throughout 2006 is planned to extend the mineralization along strike to the east and west. The Company also plans diamond drill testing of other zinc-bearing massive sulphide prospects in the fall of 2005.

Messina raised a total of $3.2 million during the previous quarter through private placements to individuals and to several senior resource funds. Messina has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South and Long Lake base metal properties in Newfoundland. While the Company is currently financed, general market conditions such as the price of precious and base metals and stock market trends will have an impact on the ability of the Company to obtain future financing to enable further exploration and development of its properties.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date have yielded excellent exploration results that warrant ongoing expenditures in central Newfoundland.

The Company has negotiated procurement of drilling equipment to be provided on a timely basis for its exploration efforts in central Newfoundland. However, drilling equipment rental rates have continued to

increase because of scarcity of drills and experienced drill crews. Other drilling companies have raised salary rates for their crews, which has forced a commensurate increase to be paid by Messina to its contractor. Costs for drilling parts and replacement equipment (i.e. drill rods) have increased by up to 100% in the past year, which has led to increases in drill meterage rate charges. The drilling meterage has also increased dramatically from one year ago as the Company is now using three diamond drills on a near-continuous basis. Increased drilling has led to increased assay and other field charges. The Company has now established a field camp capable of supporting year-round exploration; there are significant non-recurring costs associated with the construction of this camp including the cost of building materials as well as in-camp health and safety systems. The Company has hired additional senior geological personnel as well as support staff to perform the field programs, and has increased the level of contract work performed on its properties as a result. Field cost management will continue to be one of the main challenges to corporate stewardship through the 2005 exploration season.

The Company has previously conducted generally less advertising and awareness than other comparable exploration companies. With the success of its 2004 exploration campaign in making a significant new mineral discovery, Messina management has identified increasing awareness of the Company by potential investors as a necessity since the Company relies upon share issuance over the longer term to fund its ongoing exploration programs. The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing these awareness initiatives, subject to future budget constraints.

RESULTS OF OPERATIONS

Exploration Results April 1 to June 30 2005

There is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt through options from Falconbridge Limited (formerly Noranda Inc.), has acquired by staking the contiguous Costigan Lake and Eagle properties, and has obtained the option to acquire the contiguous Lloyd's River property during the previous quarter. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Recent continued commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a 3-phase power line within 12 km of Boomerang, and a network of active logging haulage roads. A competitor has begun constructing a 1,800 tpd mill and zinc-copper mine located 45 km east-northeast of the Company's lands.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Falconbridge agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements. The expenditure requirements have now been met. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. During the quarter, the Company continues to focus on the new Boomerang discovery within the Tulks South Property with significant results described below.

Boomerang Massive Sulphide Discovery

In early December 2004 the Company made a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the

Tulks South Property. Hole GA04-11 intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on grid line 3300E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides assaying 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold from 274.7-288.6 meters.

From January to present, the Company has used up to three diamond drill rigs and completed over 10,900 meters of drilling targeting the new Boomerang Discovery. Drilling has intersected massive sulphide mineralization from near-surface to 500 meters vertical depth during this program. Also, the Company has tested a 250 meter strike length and found the mineralization is continuous and with consistent assay grades and thicknesses over that horizontal distance. Evidence from gravity, HLEM, soil sampling, prospecting, and surface mapping surveys indicates the Boomerang horizon has a regional extent of at least 6 km.
Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The zone remains open to the west, remains open up-dip and down-dip on most sections, and remains open to the east for 150 meters. The following tables summarize the results of each section line drilled by the Company to present, presented from west to east.

Table 1: Section 3100E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			296.7	303.35	6.65	5.2	0.9	8.1	11.9	288	4.9
including			299.0	301.95	2.95	2.4	1.3	11.8	16.2	445	5.7
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Hole GA05-60 on section 3100E intersected a total of 16.6 meters of massive sulphides (13.0 meter true thickness) with an average grade of 12.4% combined base metals with 3.6 g/t gold and 180 g/t silver. It should be noted that hole GA05-60 intersected spectacular base metal-bearing sulphide mineralization, particularly within the 2.95 meter subinterval from 299.0 to 301.95 meters containing 29% combined base metals which is the highest concentration of any hole drilled to date at Boomerang. Previously the best base metal-bearing interval was in hole GA05-16 drilled in February on section 3300E which contained 26% combined base metals. Importantly the gold and silver contents have increased significantly as drilling has progressed to the west, reflected by example from comparing the concentrations within the high-grade subinterval in GA05-60 of 5.7 g/t gold and 445 g/t silver versus 0.8 g/t gold and 159 g/t silver over the subinterval in GA05-16 two hundred meters away along strike.

Table 2: Section 3150E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-57	1165	-240	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	1157	-248	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	1106	-299	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	1058	-347				No sig assay					

Table 3: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3200E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA04-10	1185	-220	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	1161	-244	272.4	292.5	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	1123	-282	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	1087	-318	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	1011	-394	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

Table 4: Core Intervals, Assays, Elevation, and True Thickness of Massive Sulphide Intersections on 3250E

Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface (m)	True Thickness (m)
Surface									1405	0	
GA05-32	259.4	277.7	18.3	0.5	3.3	5.2	115	2.5	1172	-233	14.4
GA05-25	274.0	302.9	28.9	0.5	1.8	6.6	80	0.8	1137	-268	20.9
GA05-30	330.0	335.3	5.3	0.4	2.8	11.0	84	1.0	1099	-306	4.4

Table 5: Core Intervals, Assays, Elevation, and True Thickness of Massive Sulphide Intersections on 3300E

Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface (m)	True Thickness (m)
Surface									1410	0	
GA05-23				-	-	-	-	-	1354	-56	0
GA05-22	112.2	121.9	9.7	0.6	3.8	4.5	245	6.0	1302	-108	12.7
GA05-20	162.35	175.1	12.75	0.2	1.1	1.9	35	0.9	1267	-143	10.2
GA05-15	215.4	226.5	11.1	0.2	0.9	1.7	44	1.0	1228	-182	7.5
GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	126	1.4	1174	-236	9.5
GA04-11	274.7	288.6	13.9	0.7	2.6	13.6	102	1.0	1140	-270	9.2
GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159	0.8	1063	-347	4.2
GA05-19	376.0	380.35	4.35	0.3	1.3	3.3	28	0.2	1042	-368	3.8
GA05-21	515.1	515.95	0.85	0.2	1.0	3.9	37	0.1	906	-504	0.5

Table 6: Core Intervals, Assays, Elevation, and True Thickness of Massive Sulphide Intersections on 3350E

Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface (m)	True Thickness (m)
Surface									1405	0	
GA05-36	280.05	285.7	5.65	0.7	2.0	5.8	25	0.1	1177	-228	4.8
GA05-33	281.4	293.5	12.1	0.5	1.8	8.5	59	0.4	1163	-242	9.7
GA05-31	333.7	341	7.3	0.4	0.3	1.8	10	0.1	1104	-301	5.5
GA05-27	332.7	334.5	1.8	0.7	6.2	14.9	202	1.7	1091	-314	1.3
GA05-24	369.8	371.2	1.4	1.4	3.3	5.0	411	0.8	1051	-354	0.9

A total of five holes have been drilled on section line 3500E, including three holes be the Company during the period and two by Noranda in the 1990's. All five holes have intersected strong volcanogenic alteration and pyritic alteration, however none of the holes intersected massive sulphides. However, the Company's geologists interpret that the Boomerang massive sulphides may recur further to the east. Eastward step-out drilling will be conducted to test this target area.

Messina proposes to spend approximately $2 million on exploration around the Boomerang massive sulphide discovery for the period May through December 2005; expenditures to be comprised predominantly of diamond drilling and related costs. This work is planned to test the along-strike continuation of the Boomerang mineralization with the objective of working towards outlining a minimum 5 million tonne resource. Three drill rigs are currently working at the Boomerang discovery area.

The Company is excited by the potential of the Boomerang Discovery; the high-grade nature of the mineralization, the observed thickness of the metal-bearing intercepts, and the lateral continuity exhibited to date are extremely positive. The area also has excellent available infrastructure, including power lines, roads, and an 1800 tonne per day base metal mill within trucking distance.

Tulks East Massive Sulphide Prospect
Work on the Tulks East prospect area by Messina and others includes approximately 14,500 meters of drilling in 81 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures that permit a clean separation of zinc- from copper-sulphides with common metallurgical extraction techniques.

Additional drilling is warranted on both the A Zone and B Zone sulphide lenses.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Falconbridge to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Falconbridge agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Company is required to expend $1,240,697 by the due date to earn its interest.

In 1994, Falconbridge discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Main Zone, the South Zone, and the East Zone. An estimate of the inferred mineral resource at the Main Zone calculated by Falconbridge in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina has not done the work necessary to verify the classification of this resource nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of mineralization and is not a NI 43-101 conforming resource classification.

Mapping in conjunction with the 2004 diamond drilling has indicated the potential of a heretofore ignored area of the property with several untested EM conductors to host massive sulphide mineralization. In addition, all of

the previously identified occurrences of massive sulphide mineralization on the Long Lake Property remain open in some dimension. The high-grade nature of the Main Zone (19% combined base metals) is indicative of the potential for economic mineralization. The Company is planning to test several targets within the Long Lake Property during the fall of 2005.

Lloyd's River Property, Newfoundland

Messina has acquired the option to earn a 100% interest in the Lloyd's River massive sulphide property from A.S.K. Prospecting Syndicate ("A.S.K. Syndicate") of Gambo, Newfoundland. The Lloyd's River property is comprised of three mineral licences encompassing 60 claims totaling 1,500 hectares in area. The claims are contiguous with and located 3.5 kilometers from Messina's recent Boomerang massive sulphide discovery on the Tulks South Property. During 2004 the A.S.K. Syndicate located angular massive sulphide boulders containing copper, lead, and zinc sulphides. Assay results and assay certificates were provided by A.S.K. Syndicate for 13 samples collected during 2004. Three of these samples were of massive sulphide mineralization and they assayed from 0.1% to 0.4% copper, 0.1% to 2.0% lead, 0.3% to 6.3% zinc, 20 to 46 g/t silver and 0.66 to 0.74 g/t gold.

The Company has made a cash payment of $25,000 and issued 10,000 common shares to the A.S.K. Syndicate upon acceptance of the agreement by the TSX Venture Exchange. In order to exercise the option, the Company must pay $50,000 and issue 10,000 common shares on each of the first, second and third anniversaries of the acceptance date. The A.S.K. Syndicate has retained a 2% NSR, one-half of which may be purchased for $1,000,000.

The Company plans to evaluate the Lloyd's River Property during the fall of 2005.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. A total of $8,767.23 is required to be spent before December 1, 2005 to keep this property in good standing.

Eagle Property (formerly Pat's Pond Property), Newfoundland

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. Work sufficient to keep this property in good standing has been completed previously. Several interesting gold and base metal boulders were located. This property is prospective and additional evaluation is planned for 2005.

Ontario Properties

The Company maintains interests in the Pukaskwa Property and the Mishi Leases in the Wawa area of Ontario. The properties are prospective for gold. The Company also retains a royalty of $1.20 per tonne once production exceeds 700,000 tonnes from the Mishi Pit property. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval.

Windarra recently discovered high-grade gold-bearing quartz veins in outcrop at the Pukaskwa property (Windarra NR July 25, 2005). A total of four samples were collected from a new discovery of outcropping quartz veins which assayed 115.4, 35.3, 4.1 and 0.95 oz/ton gold (3955.1, 869.7, 141.4, and 32.5 g/t gold respectively).

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to June 30, 2005
$60,000 – August 2004	-$50,000 for Property Exploration on Tulks South Property -$10,000 for working capital	$50,000 on Tulks South
$177,000 – November 2004	-$177,000 for Property Exploration on Tulks South Property	$177,000 on Tulks South
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	June 30, 2005	Mar. 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003
	$	$	$	$	$	$	$	$
Loss from continuing operations	(274,132)	(1,534,190)	(94,257)	(96,342)	(60,725)	(88,802)	(62,082)	(32,829)
Net Loss	(274,132)	(1,534,190)	(94,257)	(96,342)	(60,725)	(88,802)	(62,082)	(32,829)
Loss Per Share	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Messina's net loss for the quarter was $274,132. Included in this amount is a charge for stock-based compensation relating to employee stock options in the amount of $196,805. At June 30, 2004, this charge was $1,537. Adjusting for these charges, the loss before other items would be $77,327 for 2005 and $59,188 for 2004. While promotion and advertising costs were approximately $9,000 higher in 2004, in 2005, corporate and administration fees and management and financial consulting fees increased by approximately $21,000 due to increased activity and the hiring of an additional consultant; all other costs have increased marginally due to the increased activity in 2005.

The net loss for the nine months ending June 30, 2005 was $1,902,579; included in this amount is a charge for stock-based compensation relating to employee stock options in the amount of $1,598,659. At June 30, 2004, this charge was $81,781. Adjusting for these charges, the net loss would be $303,920 for 2005 and $129,828 for 2004. The difference, after adjustments, is $174,092. Management and consulting fees for 2005 have increased by approximately $39,000 due to the hiring of an additional consultant. As a result of the increased activity in the Company in the past year, there have been increases in administrative and travel costs of approximately $28,000 and $25,000 respectively. There have also been increases in professional and regulatory costs of approximately $34,000 relating to increased financing activities. Promotional and advertising expense has increased by approximately $30,000 due to increased printing costs and shareholder communications.

CAPITAL RESOURCES AND LIQUIDITY

Subsequent to the period end, the Company arranged a partially brokered private placement to sell up to 3,030,000 flow through shares for total proceeds of up to $4,999,500. Of this amount, $4,504,500 is a brokered private placement with the agents receiving a commission equal to 7% of the gross proceeds from the sale of their portion of the offering. They may elect to receive the commission in either cash and/or shares at a deemed

price of $1.65 per share. The agents will also be granted non-transferable warrants equal in number to 8% of the number of shares sold under their agreement.

The Company completed a private placement in January of 200,000 flow-through units and 625,000 non flow-through units each at a price of $1.00 per flow-through unit and $0.80 per non flow-through unit for total proceeds of $700,000. Each flow-through and non flow-through unit consist of one share and one share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non flow-through units and $1.25 for the flow-through units, for a period of two years from closing.

The Company also closed a second private placement in February of 1,833,347 units for proceeds of $2,516,490. 275,667 units are flow-through at a price of $1.50 per unit and 1,557,770 units are non flow-through at a price of $1.35 per unit. Each unit is comprised of one share and one half share purchase warrant, with each whole warrant entitling the holder to purchase a further share in the Company at a price of $1.75 for the flow-through units and $1.60 for the non flow-through units, for a period of one year from closing.

Messina has allocated $3 million for exploration of its central Newfoundland properties over two years including $1.5 million committed in 2005, representing a considerable increase in efforts from previous years. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Messina relies on the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment.

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the development of its properties and further the Company's long term plan.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ending June 30, 2005 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $13,236 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $1,500 to John Pallot, a Director of the Company.
c) Paid or accrued management fees of $32,750 to a company controlled by Peter Tallman, President of the Company.
d) Paid or accrued geological consulting fees of $45,500 to a companies controlled by Peter Tallman, President of the Company, which have been included in deferred exploration cost.
e) Paid or accrued legal fees of $24,444 to a company controlled by David McCue, a Director of the Company.

Included in accounts payable are amounts owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. Peter Tallman is a director of Tulks.

Pursuant to the Long Lake Property acquisition agreement (Note 4 of the financial statements) Messina paid $35,000 and issued shares to Atlantic Zinc Resources Ltd. for property option payments. Peter Tallman is a director of Atlantic Zinc.

OUTSTANDING SHARE DATA

At June 30, 2005 the Company had 24,464,398 common shares outstanding. On January 19, 2005 the Company completed a private placement, issuing 625,000 units at $0.80 and 200,000 flow-through units at $1.00. On February 16, 2005 a second private placement was closed, with the issuance of 1,557,770 units at $1.35 and 275,667 flow-through units at $1.50. Also during the quarter, warrants totalling 254,950 shares were exercised along with 333,333 stock options.

During the quarter 25,000 shares were issued pursuant to an option agreement on the Tulks Property. The fair value of these shares was $49,250.

Options outstanding at June 30, 2005 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Consultant
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Gerald Squires	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director and Officer
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director and Officer
Kevin Regular	75,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Darrell Hyde	30,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Charlie Fost	30,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Floyd House	30,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Baxter Elliott	30,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
TOTAL	1,845,000				

At June 30, 2005 the Company had the following share purchase warrants outstanding:

Number of Warrants	Number of Shares	Exercise Price	Expiry Date
1,547,000	1,547,000	$ 0.15	October 28, 2005
62,500	62,500	$ 0.25	August 14, 2006
880,000	880,000	$ 0.25	November 22, 2005
503,750	503,750	$ 1.00	January 19, 2007
200,000	200,000	$ 1.25	January 19, 2007
775,185	775,185	$ 1.60	February 15, 2006
137,834	137,834	$ 1.75	February 15, 2006
TOTAL 4,106,269	4,106,269		

Subsequent to the period end, 30,000 warrants were exercised at $1.00.

Subsequent to the period end, the Company arranged a partially brokered private placement to sell up to 3,030,000 flow through shares for total proceeds of up to $4,999,500. Of this amount, $4,504,500 is a brokered private placement with the agents receiving a commission equal to 7% of the gross proceeds from the sale of their portion of the offering. They may elect to receive the commission in either cash and/or shares at a deemed price of $1.65 per share. The agents will also be granted non-transferable warrants equal in number to 8% of the number of shares sold under their agreement.

Subsequent to the period end, the Company issued 325,000 stock options to certain employees, directors and/or consultants at $1.51 per share, expiring September 6, 2007.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

DEFERRED EXPLORATION EXPENDITURES

	Mishi Gold Leases	Pukaskwa Claims	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	3 Months ended June 30 2005
Balance, beginning of period	$ 15,560	$ 14,453	$ 893,519	$ 11,119	$ 2,987	$ 53,184	$ -	$ 990,822
Assays, testing and analysis	-	-	13,826	-	-	-	-	13,826
Camp construction and supplies	-	-	83,987	-	-	6,220	-	90,207
Diamond drilling	-	-	619,039	-	-	-	-	619,039
Equipment rental	-	-	15,006	-	-	-	-	15,006
Field office and miscellaneous	-	-	-	-	-	-	-	-
Geology, geophysics and prospecting	-	-	156,119	-	-	-	-	156,119
Labour	-	-	-	-	-	-	-	-
Project management	-	-	-	-	-	-	-	-
Staking, recording and lease rental	2,114	-	-	-	-	-	-	2,114
Surveying	-	-	10,190	525	525	6,968	525	18,733
Transportation and travel	-	-	8,914	-	-	-	-	8,914
	2,114	-	907,081	525	525	13,188	525	923,958
Balance, end of period	$ 17,674	$ 14,453	$ 1,800,600	$ 11,644	$ 3,512	$ 66,372	$ 525	$ 1,914,780

	Mishi Gold Leases	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	Costigan Lake Property	Long Lake Property	3 mths ended June 30 2004
Balance, beginning of period	$ 11,850	$ 14,453	$ 300,230	$ 16,669	$ -	$ 4,775	$ 347,977
Assays, testing and analysis	-	-	-	-	-	-	-
Camp construction and supplies	-	-	129	-	-	-	129
Diamond drilling	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-
Field office and miscellaneous	440	-	-	-	-	-	440
Geology, geophysics and prospecting	-	-	1,338	-	500	-	1,838
Labour	-	-	-	-	-	-	-
Project management	-	-	-	-	-	-	-
Staking, recording and lease rental	2,116	-	-	-	-	-	2,116
Surveying	-	-	-	-	-	-	-
Transportation and travel	-	-	-	-	-	-	-
	2,556	-	1,467	-	500	-	4,523
Balance, end of period	$ 14,406	$ 14,453	$ 301,697	$ 16,669	$ 500	$ 4,775	$ 352,500

During the quarter, the Company continued to focus its exploration efforts in Newfoundland, particularly on the Tulks South property where drilling is continuing. On a year over year basis, the Company dropped the Fost Hills properties after receiving an assessment report recommending no further work on the claims. The Ontario properties (Mishi and Pukaskwa) are on a care and maintenance basis while the properties in Newfoundland are focused on. Thus, the overall expenditure decreased in Ontario. Exploration continued on the Tulks South property, with expenditures up from $305,221 for the second quarter to $907,081 for the third quarter. Eagle Lake, Costigan and Long Lake were acquired after the corresponding quarter in 2003 so no comparative costs are available.

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	24,494,398
Options outstanding	1,845,000
Warrants outstanding	4,076,269
Fully diluted share capital	30,415,667

CORPORATE DATA

September 30, 2005

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Peter Mordaunt, Director
John Pallot, Director
Steven Brunelle, Director
David McCue, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	24,554,398
Escrow:	Nil
Options:	2,170,001
Warrants:	4,016,272
Fully diluted:	30,325,671

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6

Form 51-901F

Quarterly Report

ISSUER DETAILS:

For Quarter Ended:	March 31, 2004
Date of Report:	May 28, 2004
Name of Issuer:	**MESSINA MINERALS INC.**
Issuer's Address:	2300 – 1066 West Hastings St., Vancouver, B.C. V6E 3X2
Issuer's Phone /Fax Number:	Tel: (604) 688-1508 Fax : (604) 893-7071
Contact Person/Position:	Peter Tallman, President
Contact Telephone Number:	604 688-1508
Contact e-mail:	info@messinaminerals.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Peter Tallman	*"Peter Tallman"*	04/05/28
Name of Director	Signature	Date Signed (YY/MM/DD)
John Pallot	*"John Pallot"*	04/05/28
Name of Director	Signature	Date Signed (YY/MM/DD)

MESSINA MINERALS INC.

Report to Shareholders

March 31, 2004

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 893-7071

MESSINA MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT MARCH 31, 2004

MAY 28, 2004

The MD & A should be read in conjunction with the Company's financial statements and corresponding notes for the period ending March 31, 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. (the "Company", "Messina") is a public company incorporated under the B.C. Company Act on October 27, 1989 as a result of the amalgamation of Caribbean Resources Corporation, Mishibishu Resources Limited, Mishi Lake Resources Limited, and Exmar Resources Limited, under the name of Mishibishu Gold Corporation. Effective April 7, 2003 the Company consolidated its share capital on a 3 old for 1 new basis and changed its name from Mishibishu Gold Corporation to Messina Minerals Inc. The Company maintains its headquarters in Vancouver, British Columbia. The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI". Messina Minerals Inc. does not have any revenue-generating operations and is currently a mineral exploration company with projects in Newfoundland and Ontario. The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The Company's business is managed by directors, officers and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina currently has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South Property and recently acquired Long Lake Property in Newfoundland. While the Company is currently financed, general market conditions such as the price of precious and base metals and stock market trends will have an impact on the ability of the Company to obtain future financing to enable further exploration and development of its properties.

Management considers the Company's relative position in the context of reporting mineral exploration companies in Canada in evaluating the Company's financial condition and performance. Within that context, management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date and planned for summer 2004 have been managed and planned professionally and have yielded exploration results which warrant ongoing expenditures. An improved economic climate in the mineral industry greatly assisted in Messina's efforts to raise funds during the latter part of 2003, however this climate has resulted in increased competition for both expert personnel and contract equipment (such as diamond drill rigs) which is expected to result in a general increase in exploration unit costs and, possibly, delays in procuring required equipment. Field cost management will be one of the main challenges to corporate stewardship through the 2004 exploration season.

The Company has previously conducted generally less advertising and awareness than other comparable exploration companies. With increased competition in the mineral industry in general, Messina management has identified increased awareness of the Company by potential investors as a necessity since the Company relies upon share issuance to fund its ongoing exploration programs. The Company intends to fund awareness activities such as investor conference participation and print and media advertising of the Company and its prospective properties in the coming year.

Management Changes

Peter Tallman was appointed the Vice-President of Explorations and a Director of the Company effective May 30, 2003. Mr. Tallman is a professional geologist and brings with him to the Company 22 years of mineral exploration experience.

On September 17, 2003, Mr. Robert Eadie resigned and Mr. Peter Tallman was appointed President of the Company.

EXPLORATION RESULTS

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area elongated along a northeast-southwest axis approximating 5 km. by 30 km. in size located in central Newfoundland. The Property is comprised of four contiguous map staked exploration licences - 6549M to 6552M inclusive- and Reid Lot 228. The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. Those prospects targeted in 2003 include the Tulks East A and B Zone massive sulphide lenses, the Tulks West copper stockwork zone, and the Midas Pond gold prospect. In addition, the Company made a significant new gold discovery on the property at the "Eagle Zone".

The company spent approximately $185,000 on the Tulks South Property exploration programs conducted between September 2003 and February 2004.

The Company made a gold discovery by prospecting at the "Eagle Zone" and subsequently traced gold-bearing quartz veins which assayed between 5.5 g/t and 56.5 g/t gold from five outcrops along a strike length of 1500 meters within a shear zone structure. The zone remains open in both directions because mapping was curtailed for the season by snowfall in late November 2003. Other prospecting efforts within the Tulks South Property at Midas Pond also yielded high gold assay results.

The Company prepared for drilling programs at the Tulks East A/B Zone massive sulphide prospect and at the Tulks West copper stockwork target in November/December 2003. A three-hole deep drilling program at Tulks East commenced by collaring drill hole TE03-01 in December 2003. The hole was drilled to a depth of 246 feet (75.0 m) in the hangingwall sequence of weakly altered felsic volcanics and mixed sediments. The hole was stopped after one week due to a shortage of water due to severe freezing. Drill hole TE03-01 is planned for completion in spring 2004. The planned drill program at Tulks West was also postponed until the summer 2004.

The Company did undertake a 5-hole drill program at the Eagle Zone in January 2004 to test the subsurface grades and extent of gold mineralization at the Eagle Zone. Drill holes E04-01 through E04-03 intersected sporadic narrow intervals of gold-mineralized quartz veining. Assay intervals include: 0.85 g/t Au over 1.1m in E04-01; visible gold in a late (remobilized) quartz-carbonate vein in E04-01; an interval in E04-03 assaying 2.8 g/t Au over 0.25m. Drill hole E04-04 intersected 24.1 g/t silver and 3.0 g/t gold over 3.1 meters (approximately 2.4 meters true width) which corresponds to the gold zone identified in previous trenching by Abitibi/BP-Selco at West Tulks Pond (National Mineral Inventory Number: 012A/06/Au 003) which assayed 7.3 g/t Au over 2.0 meters in chip sampling of trenched exposure. Drill hole E04-05 is collared 50 meters northeast of hole E04-04 and intersected a 0.7 meter interval containing quartz veining which assayed 1.5 g/t Au and 4.5 g/t Ag; corresponding to the strike extension of the interval in E0404.

Gold-bearing quartz veins intersected to date are early veins injected into a zone of shearing and alteration. Individual early veins are extremely boudinaged, meaning they all pinch and swell, and zones with gold and silver grades are made up of multiple vein intersections. A second later phase of veining is moderately boudinaged and contains copper, lead, and zinc in coarse clots associated with low gold values. A third and latest phase of veining is essentially undeformed; the one sight of visible gold in hole E04-01 was from such a vein. The underlying alteration, including the intense silicification, sericitization, and carbonitization, does not contain gold in any of the five holes drilled to date.

The Company plans to resume exploration of the Tulks South Property during the summer 2004. Plans include the resumption of the postponed 2003 deep drilling program targeting the Tulks East A and B Zone massive sulphide lenses as well as shallow tests of near surface mineralization in this vicinity. The planned testing of the Tulks West copper stockwork zone is also planned for summer 2004. A budget of $200,000 is allocated for the 2004 Tulks South property exploration program.

Long Lake Property, Newfoundland

The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Discovery Zone, the South Limb, the East Zone, and the Lucky Gnome prospects.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Noranda Inc. to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland. The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Company is targeting base metal-bearing volcanogenic massive sulphide ("VMS") deposits. The project is located within 10 kilometers of the Company's Tulks South base metal property and within trucking distance (50 kilometers) from the Duck Pond base metal deposit where a production decision is pending.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Discovery Zone, the South Zone, and the East Zone. An estimate of the inferred mineral resource at the Discovery Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of mineralization and is not a NI 43-101 conforming resource classification.

Three additional massive sulphide zones, namely the South Zone, the East Zone, and the Lucky Gnome Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome Zone was discovered by drilling in 2002 and consists of a thickening sequence of massive pyrite and associated magnetite-chlorite-barite exhalite.

The Company has entered into an agreement (the "Assignment Agreement") with Atlantic Zinc Resources Ltd., a private corporation (the "Assignor") whereby Messina Minerals has acquired all of the Assignor's rights and assumes all of the Assignor's obligations in respect of an option agreement between the Assignor and Noranda Inc. (the "Noranda Agreement") who hold the Long Lake property.

The Noranda Agreement and the Assignment Agreement permit Messina Minerals to acquire a 100% interest in the Long Lake massive sulphide property by incurring $2,000,000 in exploration expenditures by August 2005. A total of $706,128 has been spent against the total expenditure through the Assignment Agreement, leaving Messina Minerals to spend $1,293,872 by the due date. Noranda retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% net smelter return royalty ("NSR") if it elects not to exercise the Back-in Right. Noranda's Back-in Right election would be triggered if Messina Minerals presents a feasibility study outlining a minimum 10,000,000 tonne base metal deposit and/or a 1,000,000 ounce gold deposit. Upon commencement of the first commercial production from any portion of the property to which the Back-in Right does not apply or was not exercised, the Company is required to issue to Noranda 1,000,000 common shares. Under the terms of the Assignment agreement, Messina Minerals must pay the Assignor $35,000 and issue 200,000 common shares subject to regulatory approval. The Assignor is a private company 100% owned by Peter Tallman who is the President and Director of Messina Minerals. Peter Tallman disclosed his interest in the Assignor to the board of Messina Minerals and abstained from voting on the transaction, which was approved by the independent board members.

The Long Lake property is underlain by a mixed sequence of mafic, sedimentary and felsic volcanic rocks similar to the Buchans Group hosting the Buchans VMS deposits mined by Asarco Inc from 1928 to 1984. The Buchans deposits formed one of the richest base metal mines in Canada having produced 16.2 million tonnes at 14.5% zinc, 1.33% copper, 7.56% lead, 126 g/t silver, and 1.37 g/t gold. The geological setting and high-grade values of the Discovery Zone and other massive sulphide lenses compares favourably with a Buchans deposit model.

In general, the Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company now controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Each of the two volcanic belts have advanced base metal targets with historical and previously published inferred mineral resources which the Company is working to have conform to current NI43-101 standards. In addition, each property has several zones where base metals have been intersected in drilling and where further exploration could expand these discoveries.

Recent commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate any development projects including a nearby 18 MW hydroelectric generating facility. In addition, the pending decision to begin construction of the Duck Pond mill facility could also very favourably impact the development of any resources on the Company's mineral lands.

A budget of $150,000 is allocated for diamond drill testing on the Long Lake property during 2004.

Costigan Lake Property, Newfoundland

Messina acquired the Costigan Lake Property by staking in November 2003, comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland adjacent to the Company's Tulks South Property. The property was staked following the new discovery by prospecting of exhalite chert-magnetite-pyrite mineralization hosted by altered, silica- and sulphide stringer-bearing felsic volcanic rocks. This exhalite horizon is interpreted as an indication of the potential for massive sulphide deposits. The property requires $10,000 in exploration to keep it in good standing past December 2004, following completion of which staking costs of $5,000 will be refunded. An evaluation of this property is planned during 2004.

Pat's Pond Property, Newfoundland

Messina acquired the Pat's Pond Property by staking in December 2003. The Property, comprised of three individual map-staked licences, is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes mineral lands totaling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for similar "Eagle-Zone style" gold mineralization. The Pat's Pond Property requires $20,000 in exploration to keep it in good standing past January 2005, following completion of which staking costs of $10,000 will be refunded. An evaluation of this property is planned during 2004.

Fost Hill Properties, Newfoundland

The Company maintains the Fost Hill #1 gold property located in northwestern Newfoundland on NTS map sheets 12H/10 and 12H/11. The Property consists of 140 claims held on three map-staked licences covering 3,500 hectares or 35 square kilometers. The Company acquired the Property from Deep Reach Exploration Inc. in October 2002 and has fulfilled all of the earn-in option requirements. The Fost Hill #1 property is subject to 2% NSR (on base metals) and 10% NPI (on gold and silver) royalties payable to Deep Reach. Half of both of these royalties may be repurchased by Messina for $1,000,000 at any time. The Fost Hill #1 claims are prospective for gold and require a maximum of $35,000 in exploration expenditures prior to July-August 2004. Messina discovered gold on this property during 2002 at the Fost Showing. The Company intends an exploration program on this property prior to the 2004 due date primarily because a competitor has made a significant gold discovery of comparable mineralization on a nearby property along strike to the north.

The Company subsequently acquired two adjoining licences by staking in November 2002 however these adjoining claims were allowed to lapse in 2003 as they are not part of the Company's local exploration focus.

Pukaskwa Property, Ontario

The Company maintains the Pukaskwa Property located in the Sault Ste Marie Mining Division 65 km west of Wawa, Ontario. The Property covers the western portion of the Mishibishu Deformation Zone and consists of 55 contiguous unpatented mining claims. The Company has held its 100% interest in the Property since the mid-1980's. The Property is prospective for gold. The Company expended approximately $12,500 in exploration costs during 2003 to keep this property in good standing for another year. The Company hopes to attract a joint venture partner to fund future exploration on this non-core property.

"Mishi Pit" Lease Gold Production Royalty, Ontario

The Company maintains a production royalty on leasehold patent claim CLM377. The lease was sold by the Company to River Gold Mines Ltd in 1998 in return for royalties on future production. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne of ore from open pit mining and $1.20 per tonne of ore from underground mining. River Gold has begun excavation of an underground exploration drift that will reach gold mineralization on this lease by January 2005, following which time River Gold hopes to commence underground production at a rate of up to 500 tonnes per day.

Mishi Gold Property, Ontario

The Company maintains two contiguous leasehold patents, CLM379 and CLM378, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario. These claims are adjacent to the River Gold Mishi Pit Property (CLM377) where River Gold are mining gold ore by open-pit and where River Gold hopes to commence underground mining.

SELECTED ANNUAL INFORMATION

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2003.

	Year ended September 30, 2003	**Year ended September 30, 2002**	**Year ended September 30, 2001**
Net Income (Loss)	($173,772)	($152,217)	($1,892,354)
Loss Per Share*	0.02	0.02	1.14
Total Assets	$307,772	$403,949	$350,549
Mineral Properties	$ 70,164	$ 33,064	$ 1
Exploration Expenditures	$141,763	$ 99,729	$ 2

*Note: Loss per share has been adjusted to reflect the share consolidation in April, 2003.

For the year ending September 30, 2003 the Company's operating loss was $183,075 (2002 - $131,726) before write-offs, interest and other gains. A significant increase in management fees and a reduction in business development, corporate and administration fees, reflects the overall increase in corporate activity and the effect of separating management and services previously shared with its former parent, Windarra Minerals Ltd. During the year the Company moved to new offices and reduced its rent costs.

Regulatory and transfer agent fees are significantly higher than the previous year because of a share consolidation and name change completed in April 2003, and increased filings with respect to property acquisitions. Travel which included the previous President's trip to Toronto to attend the PDAC, as well as promotion and advertising expenses also increased as the Company focused its efforts in financing its newly acquired properties in Newfoundland. The Company expects the same level of expenditure in the following year.

RESULTS OF OPERATIONS/CASH FLOWS

In November 2003, the Company completed a private placement of $198,000 through the sale of 1,800,000 units at a price of $ 0.11. Each unit consists of one share and one share purchase warrant exercisable @ $0.15 for 2 years. 253,000 of the units are flow through. The Company also issued 16,667 shares for a property option payment.

In December 2003, the Company completed a brokered private placement with Canaccord Capital Corp. as agent of 4M units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through Units and consist of one share and one half of a share purchase Warrant. 1,333,333 units are non-flow through Units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of one year to purchase additional share at a price of $0.25 per share. The agent received a cash commission equal to 8% of the gross proceeds with agent warrants equal to 20% of the offering sold exercisable into a common share at $0.15 per share for a period of one year. The agent also received 100,000 shares as financing fee and an administration fee.

The following table sets forth the Company's use of proceeds as disclosed under its non-brokered private placement of 230,000 flow-through units and 1,570,000 non-flow-through units at a price of $0.11 per share completed in September 2003.

The following table also sets forth the Company's use of proceeds as disclosed under its brokered private placement of 2,666,667 flow-through units and 1,333,333 non-flow-through units at a price of $0.15 per share completed in December 2003.

Financing	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2004
$600,000 – December 2003	-$450,000 for Property Exploration and Diamond Drilling on the Tulks South, Long Lake, Pats Pond, Pukaskwa, and Costigan Lake Properties -$150,000 for financing costs and working capital	-$161,400 on Tulks South -$12,660 on Pukaskwa -$75,000 for financing costs
$198,000 – November 2003	-$27,830 for Property Exploration on Tulks South Property -$172,700 for working capital	-$27,830 on Tulks South

Under the flow-through private placement agreement the Company has committed to spend $399,734 in allowable expenditures, which was renounced to the investors in fiscal 2003. As at March 31, 2004, $212,687 still remained to be spent by December 31, 2004.

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
Net Loss	($87,616)	($62,082)	(30,463)	($45,579)	($48,156)	($47,374)	(76,556)	($6,608)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)

The increase in Messina's loss for the period over the first quarter is mainly due to a non-cash stock based compensation of $80,244 offset by a gain of $30,715 from the sale of investments. Total general administrative expenses remain constant. The increased legal fees, promotion and advertising, and office costs reflect the increase in Messina's efforts to fund its new acquisitions and exploration activities. Messina's President has been personally supervising the Company's exploration activities in Newfoundland and charging his fees to exploration resulting in lower management fees for the period.

LIQUIDITY/CAPITAL RESOURCES

The Company has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South Property in 2004.

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the development of its properties and further the Company's long term plan.

Messina relies on the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment.

TRANSACTIONS WITH RELATED PARTIES

During the quarter Messina entered into the following transactions with related parties:

a) Paid accounting fees included in office and miscellaneous of $975 (2003 - $6,500) to an officer of the Company.

b) Paid or accrued management fees of $10,500 (2003 - $30,000) to a company controlled by a director and officer of the Company.

c) Paid or accrued geological consulting fees of $15,500 (2003 - $0) to a company controlled by a director of the Company, which have been included in deferred exploration cost.

Included in accounts payable are amounts owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is now also a director and officer of the Company.

OUTSTANDING SHARE DATA

At March 31, 2004 the Company had 14,133,847 common shares outstanding, valued at $10,125,727. Subsequent to the period end, the Company issued 200,000 common shares for a property acquisition, at a deemed value of $0.11.

At the end of the Company's first quarter, December 31, 2003 there were 233,333 stock options outstanding to directors and officers exercisable into common shares at $0.30 per share expiring August 1, 2005 and 250,000 stock options exercisable at $0.30 expiring May 29, 2006.

During the quarter ended March 31, 2004 the following options were granted to directors, officers and consultants:

Optionee	Number	Date of Issue	Exercise Price	Expiry Date	Type
Peter Tallman	300,000	January 8, 2004	$ 0.24	January 8, 2006	Director and Officer
John Pallot	250,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Steven Brunelle	200,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Darrell Hyde	50,000	January 8, 2004	$ 0.24	January 8, 2006	Consultant
Charlie Fost	50,000	January 8, 2004	$ 0.24	January 8, 2006	Consultant
TOTAL	850,000				

Subsequent to the period the Company granted 50,000 stock options exercisable at $0.12 for a period of two years, to an officer of the Company. These options are subject to regulatory approval.

During the quarter no additional share purchase warrants were issued. The Company currently has the following share purchase warrants outstanding:

Number of Warrants	Number of Shares	Exercise Price	Expiry Date
366,667	366,667	$ 0.45	October 24, 2004
1,800,000	1,800,000	$ 0.15	October 28, 2005
4,800,000	4,200,000	$ 0.25	December 5, 2004

SUBSEQUENT EVENT

Subsequent to the end of the quarter, Ms. Susan Tessman was appointed Corporate Secretary, upon June Ballant's resignation and appointment as Assistant Secretary. Ms. Tessman formerly was an officer of the Company several years ago, and has served as an officer of various public companies over the past 10 years. She is self-employed and provides regulatory compliance and administrative services to the Company.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Prepared by Management

	March 31 2004 (Unaudited)	September 30 2003
ASSETS		
Current		
Cash and equivalents	$ 309,338	$ 84,876
Restricted term deposit	101,170	-
Receivables	17,367	2,935
Prepaid expenses and deposits	8,367	3,574
	436,242	91,385
Equipment (Note 3)	1,073	1,860
Mineral properties (Note 4)	70,664	70,164
Deferred exploration costs (Note 5)	347,977	141,763
Long-term investment (Note 6)	-	2,600
	$ 855,956	$ 307,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 50,820	$ 110,042
Due to related party (Note 7)	10,263	75,000
	61,083	185,042
Shareholders' equity		
Capital stock (Note 8)	9,692,205	9,307,727
Contributed surplus	438,549	-
Deficit	(9,335,881)	(9,184,997)
	794,873	122,730
	$ 855,956	$ 307,772

Nature and continuance of operations (Note 1)
Subsequent events (Note 10)

On behalf of the Board:

"Peter Tallman" Director

"John Pallot" Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
Prepared by Management

	3 months ended March 31 2004	3 months ended March 31 2003	6 months ended March 31 2004	6 months ended March 31 2003
EXPENSES				
Amortization	$ 119	$ 184	$ 189	$ 383
Business development	-	-	-	1,000
Corporate and administration fee	-	4,500	3,000	9,500
Management and financial consulting	6,000	21,000	22,500	42,000
Office and miscellaneous	10,852	5,156	16,345	10,753
Professional fees	6,923	3,975	20,099	9,016
Promotion and advertising	5,952	2,125	13,500	3,702
Regulatory and transfer agent fees	9,101	6,887	16,000	11,788
Rent	2,600	2,625	4,230	6,075
Stock-based compensation	80,244	-	80,244	-
Travel and related costs	(397)	3,513	515	3,513
Loss from operations	(120,208)	(49,965)	(175,436)	(97,730)
OTHER ITEMS				
Interest and other income	691	1,809	1,023	2,200
Gain on sale of investment	30,715	-	30,715	-
Write-off of equipment	-	-	(1,186)	-
Write-off of mineral property	-	-	(6,000)	-
Net loss for the period	(88,802)	(48,156)	(150,884)	(95,530)
Deficit, beginning of period	(9,247,079)	(9,058,599)	(9,184,997)	(9,011,225)
Deficit, end of period	$ (9,335,881)	$ (9,106,755)	$ (9,335,881)	$ (9,106,755)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding during the period	10,698,521		12,397,308	

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

	3 months ended March 31 2004	3 months ended March 31 2003	6 months ended March 31 2004	6 months ended March 31 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (88,802)	$ (48,156)	$ (150,884)	$ (95,530)
Items not affecting cash:				
Amortization	119	184	189	383
Write-off of computer equipment	-	-	1,186	-
Write-off of mineral property	-	-	6,000	-
Gain on sale of investments	(30,715)	-	(30,715)	-
Stock-based compensation	80,244	-	80,244	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(10,406)	6,954	(14,432)	14,732
Increase in prepaid expenses and deposits	-	-	(4,793)	-
Increase (decrease) in accounts payable and accrued liabilities	27,549	(14,129)	(123,959)	(112,166)
Net cash used in operating activities	(22,011)	(55,147)	(237,164)	(192,581)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(326)	-	(588)	-
Acquisition of mineral property	-	-	(1,500)	(6,100)
Deferred exploration costs	(133,405)	(1,174)	(206,214)	(22,551)
Government grant adjustment	-	(5,320)	-	(5,320)
Proceeds from sale of long-term investment	33,315	-	33,315	-
Restricted term deposit	(101,170)	86,688	(101,170)	86,688
Net cash provided by (used in) investing activities	(201,586)	80,194	(276,157)	52,717
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances to parent, Windarra Minerals Ltd.	-	-	-	49,766
Capital stock issued for cash, net of issue costs	3,784	-	737,783	110,000
Net cash provided by financing activities	3,784	-	737,783	159,766
Change in cash during the period	(219,813)	25,047	224,462	19,902
Cash, beginning of period	529,151	34,499	84,876	39,644
Cash, end of period	$ 309,338	$ 59,546	$ 309,338	$ 59,546

There were no significant non-cash transactions of the Company during the period ended March 31, 2004.

Significant non-cash transaction of the Company during the period ended March 31, 2003:

a) issuance of 16,667 common shares for mineral property option payment. $ 5,000
b) issuance of 100,000 common shares for broker's fees in connection with a private placement. $ 15,000

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("Messina", "the Company") formerly Mishibishu Gold Corporation, was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties. During the year ended September 30, 2003, the Company changed its name to Messina Minerals Inc. and consolidated its common shares on a 3:1 basis.

These financial statements have been prepared on a going concern basis which assumes that Messina will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of Messina are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Mar 31 2004	Sep 30 2003
Working capital (deficiency)	$ 375,159	$ (93,657)
Deficit	(9,335,881)	(9,184,997)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2003. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. EQUIPMENT

	Mar 31 2004			Sep 30 2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 2,711	$ 1,638	$ 1,073	$ 4,969	$ 3,109	$ 1,860

During the period, Messina acquired computer equipment at a cost of $589 and wrote-off computer equipment with a book value of $1,186.

4. MINERAL PROPERTIES

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 & #2 Properties	Costigan Lake Property	Pat's Pond Property	Total Mar 31 2004
Balance, beginning of period	$ 1	$ 48,063	$ 22,100	$ -	$ -	$ 70,164
Additions	-	-	5.000	500	1,000	6,500
Written off during the period						
Fost Hill #2	-	-	(6,000)	-	-	(6,000)
Balance, end of period	$ 1	$ 48,063	$ 21,100	$ 500	$ 1,000	$ 70,664

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total Sep 30 2003
Balance, beginning of period	$ 1	$ 33,063	$ -	$ -	$ 33,064
Additions during the period	-	15,000	16,100	6,000	37,100
Balance, end of period	$ 1	$ 48,063	$ 16,100	$ 6,000	$ 70,164

Mishi Gold Property, Ontario

Messina holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, Messina sold a portion of its interest in the property, a 30 claim crown lease. Messina will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value. Messina will continue to maintain these claims for future opportunities.

Pukaskwa claims, Ontario

Messina holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value. Messina will continue to maintain these claims for future opportunities.

Tulks South Property, Newfoundland

Messina entered into an assignment agreement with Windarra whereby Messina has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

Messina granted Windarra a 2% net smelter return royalty on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). Messina has the right to buy back the Windarra Royalty from Windarra at anytime prior to commercial production for $2,000,000.

4. MINERAL PROPERTIES (Cont'd...)

Messina is required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Noranda does not exercise its back in rights, it will receive a 2% net smelter royalty.

Pursuant to the acquisition agreement, Messina will issue 100,000 common shares of Messina in four tranches of 25,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 16,667 common shares of Messina will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. Messina has also agreed to pay Tulks a 0.5% net smelter return royalty from the Company's share of the proceeds from production of the property. To date, Messina has issued 50,000 common shares with a value of $15,000 to Tulks. A director of Tulks is also a director and officer of the Company.

Fost Hill #1 Property, Newfoundland

On October 15, 2002 Messina entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, Messina paid $4,000 upon execution of the agreement and paid $2,100 to Deep Reach for staking costs. Deep Reach will transfer title to Messina upon its completing, and the Newfoundland Department of Mines and Energy accepting a First Year assessment report showing a total of $28,000 assessment work on the properties.

Pursuant to the acquisition agreement Messina will issue 66,667 common shares of Messina in four tranches. Messina also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with Messina having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option by the Company.

During the period ended Messina issued 16,667 common shares with a value of $5,000 to Deep Reach. To date, Messina has issued a total of 50,000 common shares with a value of $15,000 to Deep Reach.

Fost Hill # 2 Property, Newfoundland

Messina acquired the property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000. During the period, management decided not to proceed with exploration on this property and to allow the claims to lapse and wrote-off the related costs.

Pat's Pond Property

During the period, Messina acquired the Pat's Pond property by staking. The property is comprised of 100 claims covering 2,500 hectares held on three mineral licences adjacent to the Company's Eagle gold zone on the Company's Tulks South Property. A total of $20,000 is required to be spent by January 2005 to keep the claims in good standing.

Costigan Lake Property, Newfoundland

During the period, Messina acquired the Costigan Lake property by staking. The property is comprised of 50 claims covering 1,250 hectares (12.5 square kilometres) adjacent to the northeast end of the Company's Tulks South Property. A total of $10,000 is required to be spent by December 2004 to keep the claims in good standing.

5. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	Long Lake Property	Total Mar 31 2004
Balance, beginning of period	$ 11,216	$ 316	$ 113,562	$ 16,669	$ -	$ 141,763
Assays, testing and analysis	-	812	12,285	-	-	13,097
Camp construction and supplies	-	-	7,262	-	-	7,262
Diamond drilling	-	-	79,916	-	-	79,916
Equipment rental	-	-	7,957	-	-	7,957
Field office and miscellaneous	550	-	-	-	-	550
Geology, geophysics and prospecting	-	2,500	52,173	-	-	54,673
Labour	-	-	14,071	-	-	14,071
Project management	-	-	270	-	-	270
Staking, recording & lease rental	84	665	7,850	-	4,775	13,374
Transportation and travel	-	10,160	4,884	-	-	15,044
	634	14,137	186,668	-	4,775	206,214
Balance, end of period	$ 11,850	$ 14,453	$ 300,230	$ 16,669	$ 4,775	$ 347,977

	Mishi Property	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	FYE Sep 30 2003
Balance, beginning of year	$ 5,521	$ 191	$ 79,390	$ 14,627	$ 99,729
Data compilation	-	125	7,800	-	7,925
Camp construction and supplier	-	-	1,648	1,611	3,259
Equipment rental	-	-	274	-	274
Field office and miscellaneous	1,320	-	-	-	1,320
Geochemistry	-	-	2,357	251	2,608
Labour	-	-	1,620	-	1,620
Lease rental & claim maintenance	4,375	-	-	-	4,375
Project management	-	-	708	180	888
Transportation and travel	-	-	5,294	-	5,294
	5,695	125	19,701	2,042	27,563
	11,216	316	99,091	16,669	127,292
Government grants adjustment	-	-	14,471	-	14,471
Balance, end of year	$ 11,216	$ 316	$ 113,562	$ 16,669	$ 141,763

6. LONG-TERM INVESTMENT

Long-term investment consisted of 65,000 (2002- 165,000) common shares of Dumont Nickel Inc., with a book value of $2,600 (2003 - $2,600) had a market value at period end of $ 38,350. During the period Messina sold all the shares for proceeds of $ 33,315.

7. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

a) Paid accounting fees included in office of $975 (2003 - $6,500) to an officer of the Company.

b) Paid or accrued management fees of $10,500 (2003 - $30,000) to a company controlled by a director and officer of the Company.

c) Paid or accrued geological consulting fees of $15,500 (2003 - $0) to a company controlled by a director of the Company, which have been included in deferred exploration cost.

d) Granted to directors and employees 850,000 stock options at $0.24 per common share, with a fair value of $80, 244 (Note 8)

Included in accounts payable are amounts owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is now also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

During the year ended September 30, 2003, the Company consolidated its issued common shares on a 3:1 basis, as approved by the shareholders on January 14, 2003. All references to number of shares and per share amounts of common shares have been restated to reflect the consolidation.

(a) Issued and Outstanding

	Number of Shares	Amount
Authorized: 100,000,000 common voting shares, without par value		
Issued		
Balance as at September 30, 2003	8,217,180	$ 9,307,727
Issued for cash, private placements	5,800,000	798,000
Issued for services	100,000	15,000
Issued for property option payments	16,667	5,000
Cost of issue		(75,217)
Warrant valuation		(358,305)
	5,916,667	384,478
Balance, end of period	14,133,847	$ 9,692,205

8. CAPITAL STOCK (Cont'd....)

During the period, Messina completed a private placement of $198,000 through the sale of 1,800,000 units at a price of $0.11. Each unit consists of one share and one share purchase warrant exercisable at $0.15 for two years. 120,000 of the units are flow through.

During the period, Messina also completed a brokered private placement with Canaccord Capital Corp. as agent for the issuance of 4,000,000 units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through units and consist of one share and one half of a share purchase warrant. 1,333,333 units are non-flow through units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of one year to purchase additional share at a price of $0.25 per share. The agent received a cash commission equal to 8% of the gross proceeds with agent warrants equal to 20% of the offering sold exercisable into a common share at $0.15 per share for a period of one year. The agent also received 100,000 shares as financing fee and an administration fee.

(b) Warrants

	Black-Scholes Valuation $	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2003	-	366,667	0.45	October 24, 2004
Warrants issued				
Private Placement	131,251	1,800,000	0.15	October 28, 2005
Private Placement	174,657	2,666,667	0.25	December 5, 2004
Broker's warrant	52,397	800,000	0.25	December 5, 2004
	358,305	5,266,666		
Balance, end of period	358,305	5,633,333	$ 0.23	

The fair value of the purchase warrants were estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.02% –3.04%; expected life – 1-2 years; dividend rate – 0%; volatility 86.87% – 88.93%. Messina has applied a 30% block discount on the Black-Scholes calculation because of the significant dilutive effect of the warrants.

(c) Stock options

Messina follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at March 31, 2004.

Number of Shares	Exercise Price	Expiry Date
850,000	$ 0.24	January 8, 2006
233,334	$ 0.30	August 1, 2005
250,000	0.30	May 29, 2006

8. CAPITAL STOCK (Cont'd....)

Stock option transactions for the period are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, September 30, 2003	816,667	$	0.30
Options granted	850,000		0.24
Options cancelled/expired	(333,333)		0.30
Balance, end of period	1,333,334	$	0.30
Number of options currently exercisable	1,333,334	$	0.30

Stock-based compensation

Effective October 1, 2003, Messina adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2004 using the fair value method. Previously, Messina had applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees and consultants. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

The Company granted 850,000 stock options to directors and employees during the current period with a weighted average fair value of $0.24 per common share. Under the transitional provisions of Section 3870, comparative figures are not required.

The fair value of the stock options granted were estimated at $80,244 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.0%; expected life – 1-2 years; dividend rate – 0%; volatility 78.47%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and development of mineral properties.

10. SUBSEQUENT EVENTS

Subsequent to March 31, 2004, the TSX Venture Exchange accepted for filing documentation pertaining to Messina's acquisition of the Long Lake Property. On March 17, 2004, Messina announced that it has entered into an agreement (the "Assignment Agreement") with Atlantic Zinc Resources Ltd., a private corporation (the "Assignor") whereby Messina has acquired all of the Assignor's rights and assumes all of the Assignor's obligations in respect of an option agreement between the Assignor and Noranda Inc. (the "Noranda Agreement") who hold the Long Lake property.

The Noranda Agreement and the Assignment Agreement permit Messina to acquire a 100% interest in the Long Lake massive sulphide property by incurring $2,000,000 in exploration expenditures by August 2005. A total of $706,128 has been spent against the total expenditure through the Assignment Agreement, leaving Messina to spend $1,293,872 by the due date. Noranda retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% net smelter return royalty ("NSR") if it elects not to exercise the Back-in Right. Noranda's Back-in Right election would be triggered if Messina presents a feasibility study outlining a minimum 10,000,000 tonne base metal deposit and/or a 1,000,000 ounce gold deposit. Upon commencement of the first commercial production from any portion of the property to which the Back-in Right does not apply or was not exercised, the Company is required to issue to Noranda 1,000,000 common shares. Under the terms of the Assignment agreement, Messina must pay the Assignor $35,000 and issue 200,000 common shares subject to regulatory approval. The Assignor is a private company 100% owned by Peter Tallman who is the President and Director of Messina. Peter Tallman disclosed his interest in the Assignor to the board of Messina and abstained from voting on the transaction, which was approved by the independent board members.

MESSINA MINERALS INC.

CORPORATE DATA

MAY 28, 2004

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President and Director
Susan Tessman, Corporate Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	14,333,847
Escrow:	Nil
Options:	1,383,334
Warrants:	5,633,333

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6



MESSINA MINERALS INC.

March 1 ,2004

British Columbia Securities Commission
12th Floor 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Statutory Filing

Dear Sirs:

Re: 1st Quarter Ended December 31, 2003

This letter will confirm that a copy of the Company's Form 51-901F, Quarterly Report for the period ended December 31, 2003, with financial statements attached, has been mailed to all those persons listed on the company's supplemental mailing list.

We trust the foregoing is satisfactory.

Yours truly,

Messina Minerals Inc..

"Peter Tallman"

Peter Tallman
President

xc: Alberta Securities commission (via SEDAR)
TSX Venture Exchange (via SEDAR)
Tupper, Jonnson & Yeadon, Attn: Mr. David J. McCue

Form 51-901F

Quarterly Report

Incoporated as part of : ☐ Schedule A ☒ Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2003
Date of Report:	February 15, 2004
Name of Issuer:	MESSINA MINERALS INC. (formerly Mishibishu Gold Corporation)
Issuer's Address:	2300 – 1066 West Hastings St., Vancouver, B.C. V6E 3X2
Issuer's Phone /Fax Number:	Tel : 604 688-1508 Fax : 604 893-7071
Contact Person/Position	Peter Tallman , President
Contact Telephone Number/e-mail	604 688-1508 info@messinaminerals.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Name of Director	Signature	Date Signed (YY/MM/DD)
Peter Tallman	*"Peter Tallman"*	04/02/27
Steven Brunelle	*"Steven Brunelle"*	04/02/27

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Additional information for the year to date:

   a) Deferred exploration costs:

   See Note 5 in the attached financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached financial statements.

2. Related party transactions:

   See Note 7 in the attached financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Total Proceeds	Type of Consideration
Oct 28, 2003	Common shares	Private Placement	1,800,000	$198,000	Cash
Oct 28, 2003	Warrants	Private Placement	1,800,000	Exercisable at $0.15 to acquire one common share	
Nov 28,2003	Common shares	Property Acquisition	16,667	$5,000 *	Property
Dec 5, 2003	Common shares	Private Placement	4,000,000	718,999	Cash, net of issue costs
Dec 5, 2003	Warrants	Private Placement	2,666,667	Exercisable at $0.25 to acquire one common share	
Dec 5, 2003	Common shares	Brokers' Commission	100,000	$15,000*	Services
Dec 5, 2003	Warrants	Brokers' Warrant	800,000	Exercisable at $0.25 to acquire one common share	

* deemed

   b) Summary of options granted:

   No options were granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2003	14,133,847	$ 9,688,421

c) Options, warrants and convertible securities outstanding:

See Note 8 in the attached financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	Peter Tallman
Secretary:	June Ballant
Director:	John Pallot
Director:	Steven Brunelle

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OPERATIONS

The Company is a Canadian based mineral exploration company whose focus is to explore and develop mineral deposits throughout the world. The Company's current exploration focus is on precious and base metal projects primarily in Newfoundland, Canada. Strategic properties along the Mishibishu Lake Gold Belt in northern Ontario will be maintained.

MINERAL PROPERTIES AND EXPLORATION

The Company's primary focus is the Tulks South Property as described below.

Tulks South Property, Newfoundland, Canada

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km in area elongated along a northeast-southwest axis approximating 5 km by 30 km in size. The Property is comprised of four contiguous map staked exploration licences; 6549M to 6552M inclusive, and Reid Lot 228. The property covers the southern half of the Tulks Volcanic Belt; this volcanic belt being similar to other volcanic belts in eastern Canada which host significant volcanogenic sulphide deposits such as the Buchans Mines located 40 km north of the Property, and the Duck Pond Deposit currently being developed by Aur Resources located 45 km to the northeast.

The Company acquired the right to earn a 100% interest in the Tulks South Property from Windarra Minerals Ltd. ("Windarra") by satisfying certain covenants made to Noranda Inc ("Noranda"), the underlying interest holder. Windarra retains a 2% net smelter return on the Company's share of the proceeds from production, which may be purchased by the Company for $2,000,000. Noranda has the right to back in for a 50% interest under certain conditions, or is to receive a 2% net smelter royalty if Noranda chooses not to exercise its back-in right. Also pursuant to the Windarra acquisition agreement, the Company will issue 100,000 (post-consolidation) common shares of the Company over a period of 3 years commencing on the date of regulatory approval. An additional 16,667 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"), which originally acquired the option from Noranda. The Company has also agreed to pay Tulks 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. The underlying agreement with Noranda requires that $1.75 million of assessment expenditures be made on the Tulks South Property by July 15, 2005 to earn the 100% interest. As of September 30, 2003 a total of $1,154,394 remained to be spent to satisfy the agreement.

The Tulks South Property is prospective for gold and volcanogenic sulphide deposits. Five significant base metal prospects have been outlined on the property, including Tulks East, Boomerang, Curve Pond, West Tulks and Dragon Pond. None have been fully delineated and four are in early stages in terms of work completed. The Company made a new gold discovery at the Eagle Gold zone on the Property during the period. A second significant gold showing termed "Midas Pond" was discovered in the mid-1980's.

During the period, the Company received a Technical Report by the Company's independent Qualified Person, K. Sparkes, P.Geo. dated November 19, 2003 on the Tulks South Property which documents the historical exploration work conducted on the Property and its potential to host volcanogenic massive sulphide ("VMS") and mesothermal gold mineralization. This report has been filed with the TSX Venture Exchange and is available at www.sedar.com.

Exploration Results

Prospecting efforts in November and December 2003 yielded a significant new gold discovery on the Tulks South Property. The Eagle Prospect yielded gold in grab samples up to 56.5 g/t Au identified along a strike length of 1,400 meters. Additional gold assay results received in December from surface grab samples suggested a gold 'zone' within a broad alteration system. Mapping during December along a 1500 meter length indicated lateral continuity over this length. The gold is contained within an extensive alteration zone that has been identified along a 6 kilometer strike length and remains open in both directions, however sampling and mapping had to be curtailed due to December snowfalls. The Eagle Prospect is associated with a major shear zone structure and has characteristics common to shear-zone hosted mesothermal gold deposits.

The Company has budgeted a total of $400,000 for exploration on the Tulks South Property for the period beginning December 9th, 2003 through approximately July, 2004.

In December the Company undertook a diamond drill program at the Tulks East massive sulphide prospect within the Tulks South Property. Up to three holes were planned, however a lack of water necessary to operate the drill due to freezing conditions necessitated that the first hole be suspended after 215 feet of drilling without reaching the target depth of 1800 feet. This drill program will resume following spring break-up in 2004.

Subsequent to the period, the Company undertook a 7-hole diamond drill program in late January 2004 at the Eagle Gold Prospect within the Tulks South Property. The drill program targets gold-bearing outcrops along a 1400 meter strike length and is designed to evaluate the gold grade and width characteristics and to identify depositional controls of the mineralization which will guide further exploration efforts. As of the date of this report, one drill hole has been completed however assay results are pending. The program is supervised by Peter Tallman, P. Geo. (Nfld) who is the Company's Qualified Person on the Property

Future Developments

Management is extremely pleased and encouraged by the discovery by prospecting of a significant new gold zone at the Eagle Prospect during this quarter. Drill testing of the Eagle Prospect is expected to be completed during February 2004. Further follow-up drilling at the Eagle Prospect is contingent upon positive results. Further prospecting along strike is planned following spring break-up which will specifically target the alteration associated with the Eagle Prospect gold mineralization along an additional 4500 meters of strike length.

The Company is also planning to recommence its drilling program designed to test the Tulks East massive sulphide prospect in spring 2004. The prospect consists of three lenses of sulphides containing base metals. The Tulks East A-Zone lens is greater than 30 meters true thickness, is strongly zoned with base metal content increasing to depth, and is untested below 275 meters vertical. The Company hopes to identify increasing base metal accumulations in the 30 meter thick core of the massive sulphide.

Other targets such as the Boomerang massive sulphide prospect, comprised of one drill intersection of massive sulphide containing 0.5% copper, 2.6% lead, 7.4% zinc, and 76.5 g/t silver over 1.8 meters true thickness which remains open in all directions, are also planned for drill testing, subject to availability of funds.

Costigan Lake Property, Newfoundland

The Company acquired the Costigan Lake property by staking on December 1, 2003. The property is comprised of 50 claims covering 1,250 hectares (12.5 square kilometres) adjacent to the northeast end of the Company's Tulks South Property. The claims were staked following the prospecting discovery of altered felsic volcanic rocks containing copper and zinc adjacent to a chert-magnetite exhalite horizon which indicates the potential for massive sulphide mineralization. A reconnaissance geological evaluation of the property was conducted in December. Further evaluation of the exhalite horizon will continue in the spring, 2004. A total of $10,000 is required to be

spent by December 2004 to keep the claims in good standing. Work done to date should satisfy this assessment obligation.

Pat's Pond Property, Newfoundland

During the period, the Company acquired the Pat's Pond property by staking. The property is comprised of 100 claims covering 2,500 hectares held on three mineral licences adjacent to the Company's Eagle gold zone on the Company's Tulks South Property. A total of $20,000 is required to be spent by January 2005 to keep the claims in good standing. The Company plans a reconnaissance prospecting and mapping program on the property this spring, targeting the regional along-strike potential of gold mineralization found at the Company's Eagle Gold zone.

Fost Hill Properties, Newfoundland

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and, subject to regulatory approval, will issue 66,667 common shares of the Company in four tranches. The Company has issued the first three tranches of 16,667 shares due. A fourth and last tranche will be issued totaling 16,667 shares following the reporting period. The Company also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the Newfoundland Department of Mines and Energy accept a First Year assessment report showing a total of $28,000 assessment work on the properties. The Company has submitted an assessment report to Newfoundland. Approval is pending.

The Company acquired by staking an additional 100 claims on two licences identified as the Fost #2 Property contiguous to the Fost Hill Property covering along potential strike extensions to mineralization. These claims had an assessment obligation of $20,000 to be spent prior to January 17,2004 to keep them in good standing. During the period, management decided not to proceed with a significant grass-roots exploration program on this property and to allow the claims to lapse and wrote-off the related costs. Subsequent to the period, the claims were allowed to lapse January 17, 2004. The Fost Hill Property is now comprised of a total of three claim licenses including 140 claims totaling 3,500 hectares (35 square kilometers) in the White Bay Area of Newfoundland. The exploration target at the Fost Hill Property is bulk tonnage gold deposit with lower grade alteration in the 1-3+ g/t Au range carrying higher grade intervals in the 6-18+ g/t Au range across wide intervals. One gold-bearing outcrop, named the Fost Showing, has been discovered on the Fost Hill Property to date. The best two assays were 18.4 g/t Au and 5.7 g/t Au from pyrite-bearing stockwork quartz veins within the potassic alteration. The encompassing strong potassic alteration assays 1.16 g/t to 3.3 g/t gold in nine samples. Two samples of weak potassic-altered granite assayed 0.5 g/t Au and 0.66 g/t Au.

The Company intends a reconnaissance program in 2004 on the Fost Hill Property to further evaluate the extent of gold mineralization found to date. Further exploration will be contingent upon receipt of positive results.

Ontario Gold Properties

Pukaskwa Property, Ontario,Canada

The Company maintains the Pukaskwa Property located in the Sault Ste Marie Mining Division 65 km west of Wawa, Ontario. The Property covers the western portion of the Mishibishu Lake Deformation Zone and consists of 55 contiguous unpatented mining claims. The Company has held its 100% interest in the Property since the mid-1980's. The Property is prospective for gold. In accordance with recommendations by the CICA, the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company will continue to maintain the key claims on this property. The Pukaskwa Property has assessment obligations totaling $10,609 due November 2003. The Company performed enough reconnaissance prospecting work on this property in November, totalling approximately $14,000, to keep the key claims in this group in good standing.

Mishi Gold Lease Royalty, Ontario, Canada

The Company maintains a production royalty on leasehold patent claim CLM377 located in the Sault Ste Marie Mining Division 50 km west of Wawa, Ontario. This lease (now called the Mishi Pit Property) was sold by the Company to River Gold Mines Ltd in 1998 in return for royalties on future production. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne of ore from open pit mining and $1.20 per tonne of ore from underground mining.

Mishi Gold Lease Property, Ontario, Canada

The Company maintains two contiguous leasehold patents, CLM379 and CLM378, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario. These claims are adjacent to the River Gold Mishi Pit Property (see above) where River Gold are mining gold ore by open-pit. The Mishi Lease Property does not have assessment obligations and does not intend to perform work on this Property during the upcoming year. A nominal lease payment is made annually to the Ontario government.

Magnacon East Property, Ontario, Canada

The Company has maintained two contiguous mineral claims, SSM122583 and SSM122588, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario located adjacent to and along strike from the Magnacon Mine Property. The Magnacon East Property has assessment obligations totaling $800 due January 2004. The Company did not perform sufficient work to maintain these claims, and they will be allowed to lapse in due course.

OPERATING RESULTS

For the period ending December 31, 2003 the Company's operating loss was $55,228 (2002 - $47,765) before write-offs and interest. It has been a busy quarter for the Company with the completion of two financings and preparations for a drilling program and this is reflected in the overall increase in administrative expenses. The increase in cost is mainly on professional fees i.e. legal and audit, regulatory fees and office costs which is directly related to financing costs, including the preparation and filing of the Company's Annual Information Form. The lower rent expense for the period is a result of one month free rent and a reduction in office space.

INVESTOR RELATIONS

The President of the Company assisted by other directors and consultants, performed all investor relations activities during the past year, including mail-outs, investor calls, and generating contacts with brokers and potential investors.

FINANCINGS

In November, 2003, the Company completed a private placement of $198,000 through the sale of 1,800,000 units at a price of $ 0.11. Each unit consists of one share and one share purchase warrant exercisable @ $0.15 for 2 years. 120,000 of the units are flow through. The proceeds of the private placement will be used for general working capital.

In December 2003, the Company completed a brokered private placement with Canaccord Capital Corp. as agent of 4M units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through Units and consist of one share and one half of a share purchase Warrant. 1,333,333 units are non-flow through Units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of one year to purchase an additional share at a price of $0.25 per share. The net proceeds from the offering will be used primarily to fund exploration and diamond drilling programs on the Company's Tulks South copper-zinc property, and for general working capital.

LEGAL PROCEEDINGS

There are no legal proceedings with the Company.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003:

1. The Company granted 850,000 incentive stock options to certain of its directors, officers and employees. All of the options are exercisable at a price of $0.24 per common share for a period of two years.

2. The Company held its Annual General Meeting on February 13, 2003. The present directors were re-elected and the officers were re-appointed for another term.

Form 52-109F2 ***Certification of Interim Filings***

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 24, 2006

"Peter Tallman"

Peter Tallman
President & CEO


RECEIVED
2006 APR 12 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 ***Certification of Interim Filings***

I, Gary McDonald, Chief Financial Officer of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 24, 2006

"Gary McDonald"

Gary McDonald
CFO

Form 52-109F1 ***Certification of Annual Filings***

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending September 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: January 1, 2006

"Peter Tallman"

Peter Tallman
President & CEO

Form 52-109F1 ***Certification of Annual Filings***

I, Gary McDonald, Chief Financial Officer of Messina Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc. (the issuer) for the period ending September 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: January 1, 2006

"Gary McDonald"

Gary McDonald
C.F.O.

Form 52-109F2 - Certification of Interim Filings

I, Peter Tallman, President and C.E.O. of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 19, 2005

"Peter Tallman"

Peter Tallman
President and C.E.O.


RECEIVED
2006 APR 12 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, Gary McDonald, C.F.O of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 19, 2005

"Gary McDonald"

Gary McDonald
C.F.O.

Form 52-109F2 - Certification of Interim Filings

I, Peter Tallman, President and C.E.O. of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2005

"Peter Tallman"

Peter Tallman
President and C.E.O.

Form 52-109F2 - Certification of Interim Filings

I, Gary McDonald, C.F.O of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2005

"Gary McDonald"

Gary McDonald
C.F.O.


RECEIVED
2006 APR 12 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, Peter Tallman, President and C.E.O. of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 25, 2005

"Peter Tallman"

Peter Tallman
President and C.E.O.

Form 52-109F2 - Certification of Interim Filings

I, Gary McDonald, C.F.O of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 25, 2005

"Gary McDonald"

Gary McDonald
C.F.O.

FORM 52-109FT1

Certification of Annual Filings during Transition Period

I, Peter Tallman, Chief Executive Officer of Messina Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Messina Minerals Inc. (the "Issuer") for the period ending September 30, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material aspects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: January 11, 2005

"Peter Tallman"

Peter Tallman, Chief Executive Officer



FORM 52-109FT1

Certification of Annual Filings during Transition Period

I, Gary McDonald, C.A., Director of Messina Minerals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Messina Minerals Inc. (the "Issuer") for the period ending September 30, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material aspects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: January 11, 2005

"Gary McDonald"

Gary McDonald, C.A.

MESSINA MINERALS INC.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Peter Tallman, President and Chief Executive Officer of Messina Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Ltd. (the issuer) for the interim period ended June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

"Peter Tallman"

Peter Tallman
President and Chief Executive Officer

MESSINA MINERALS INC.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, F. Eppie Canning, Senior Accountant, of Messina Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Ltd. (the issuer) for the interim period ended June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

"Eppie Canning"

F. Eppie Canning
Senior Accountant

MESSINA MINERALS INC.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Peter Tallman, President and Chief Executive Officer of Messina Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Ltd. (the issuer) for the interim period ended March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

"Peter Tallman"

Peter Tallman
President and Chief Executive Officer

MESSINA MINERALS INC.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, F. Eppie Canning, Senior Accountant, of Messina Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Messina Minerals Ltd. (the issuer) for the interim period ended March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

"Eppie Canning"

F. Eppie Canning
Senior Accountant

MESSINA MINERALS INC.

2300 – 1066 West Hastings Street
Vancouver, BV V6E 3X2
Telephone (604) 688-1508
Fax (604) 893-7071

November 27, 2003

British Columbia Securities Commission
12th Floor
701 West Georgia Street
Vancouver, BC
V7Y 1L2
Filed Via SEDAR

Alberta Securities Commission
20th Floor - 10025 Jasper Avenue
Edmonton, AB
T5J 3Z5
Filed Via SEDAR

Dear Sirs:

Re: Messina Minerals Inc. (the "Company")
Annual Information Form ("AIF")

As the Company is relying upon the provisions of MI 45-102 in order to make distributions of its securities in which the normal 12 month hold period will be reduced to four months, we enclose the Company's AIF.

The Company's most recent year end is September 30, 2002. Audited financial statements for the year ended September 30, 2002, are attached to and form part of the AIF.

We confirm that, upon filing the AIF, the Company will be eligible to offer purchasers the reduced hold periods and exemptions provided by MI 45-102 until *February 17, 2004* (the "AIF Expiry Date"), being 140 days from the end of its financial year. To remain eligible, the Company will be required to file a Renewal AIF and supporting documents prior to the Renewal AIF Expiry Date.

We submit, by electronic payment, the sum of $1,000.

We trust the foregoing is satisfactory.

Yours truly,

MESSINA MINERALS INC.

"Marion McGrath"

Marion McGrath,
Corporate Administrator

INITIAL ANNUAL INFORMATION FORM

MESSINA MINERALS INC.
(Formerly Mishibishu Gold Corp.)
(the "Company")

November 24, 2003
Date of Annual Information Form

September 30, 2002
Date of Latest Financial Year End

TABLE OF CONTENTS

ITEM 1: COVER PAGE

1.1 Date

Except as otherwise indicated, the information contained in this Annual Information Form is up to date as of November 24, 2003. This Annual Information Form sets forth the results for the three fiscal years since the fiscal year ended September 30, 1999.

Special note regarding forward-looking statements

Certain statements in this Annual Information Form and in certain documents incorporated by reference in this Annual Information Form constitute "forward-looking statements" within the Private Securities Act of 1995. Such forward-looking statements, including but not limited to those with respect to timing and amount of estimated production, costs of production, reserve determination, metallurgical recoveries and technologies involve known and unknown risks uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration, operating or reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future commodity and material prices, and typical risks borne by the mining sector. Although the Company has attempted to identify important factors that could cause results that are not anticipated, estimated or intended, there can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Many of such factors are beyond the Company's ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements.

ITEM 2. CORPORATE STRUCTURE

2.1 Name and Incorporation

Messina Minerals Inc. (the "Company") was created pursuant to the provisions of the British Columbia Company Act on October 27, 1989 as a result of the amalgamation of Caribbean Resources Corporation, Mishibishu Resources Limited, Mishi Lake Resources Limited, and Exmar Resources Limited under the name of Mishibishu Gold Corporation. Effective April 7, 2003 the Company consolidated its share capital on a 3 old for 1 new basis and changed its name from Mishibishu Gold Corporation to Messina Minerals Inc.

The Company's head office is located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

Description of Share Capital

The authorized capital of the Company consists of 100,000,000 Common Shares of which 10,033,847 Common Shares were issued and outstanding as of November 24, 2003.

Each Common Share entitles the holder thereof to receive dividends if, as and when declared by the Directors and ranks equally with all other Common Shares in the capital stock of the Corporation in respect of dividend payments and payments upon winding up, liquidation or dissolution. The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders. The Common Shares have no preemptive or conversion rights, are not redeemable

and the constating documents of the Corporation do not provide for the surrender of such shares nor are there any sinking or purchase funds applicable thereto.

Escrowed Shares

There are no Escrowed Shares of the Company.

Convertible Securities

As of November 24, 2003 there are warrants and options allowing the holder to purchase Common Shares of the Company at various prices on or before the expiry date, as summarized in the following table

Type	Number	Exercise Price		Expiry Date
Warrants	366,667	$	0.45	24-Oct-04
Options	233,333	$	0.30	01-Aug-05
Options	250,000	$	0.30	29-May-06

2.2 Intercorporate Relationships

The Company does not have any subsidiaries.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 THREE YEAR HISTORY

General Description

Messina Minerals Inc. is a Canadian based mineral exploration company whose focus is to explore and develop mineral deposits throughout the world. The Company's current exploration focus is on precious and base metal projects primarily in Newfoundland, Canada. The Company currently operates from its head office in Vancouver, Canada and has a seasonal exploration office in Millertown, Newfoundland. A description of the general development of the Company's business over the last three completed financial years is as follows:

Year Ended September 30, 2000

The Company continued to maintain its mineral properties in the Mishibishu Lake gold belt in northern Ontario. The Company incurred a total of $7,622 in exploration expenses on its properties during the year ended September 30, 2000.

Year Ended September 30, 2001

The Company raised $10,000 from the exercise of flow-through warrants at a price of $0.45. The Company continued to evaluate projects for acquisition. At year end, the Company wrote down $1,773,849 representing the value of deferred exploration costs on its Pukaskwa and Mishi Gold Properties.

Year Ended September 30, 2002

Effective April 9, 2002, the Company entered into an assignment agreement with Windarra Minerals Ltd ("Windarra") whereby the Company was assigned Windarra's option to acquire a 100% interest in the Tulks South Property (the "Property") located in central Newfoundland, Canada. As a result of the assignment agreement with Windarra Minerals Inc, the Company must expend $1,350,000 on the Tulks South Property prior to July 15, 2005 to earn a 100% interest in the Property as per an underlying option agreement with Noranda Inc. ("Noranda"). Noranda retains the right to back-in for a 50% interest under certain conditions once the Company identifies greater than 10 million tonnes of base metal ore reserves or greater than 1 million ounces of gold reserves on the Property. Noranda retains the right to a 2% net smelter return royalty on mineral production from the Property where it has not exercised its back-in right. Also pursuant to the assignment agreement, the Company will issue 100,000 Common Shares of the Company in four tranches over a period of three years from the date of regulatory approval. An additional 16,667 Common Shares are to be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd ("Tulks") which originally acquired the interest in the Property from Noranda. The Company has also agreed to pay Tulks a 0.5% net smelter return royalty from the Company's share of the proceeds of production from the Property.

On July 8, 2002 the Company received notice from Windarra Minerals Ltd, its parent company, that Windarra had made arrangements to sell 10,000,000 Common Shares of the Company to five independent investors. The sale of the shares represents approximately 40% of the issued and outstanding shares of the Company and consequently is a disposition from a control position. Part of the proceeds was used to repay Windarra's indebtedness to the Company.

At this time, Mr. Robert Eadie was appointed as President and Director of the Company. William Anderson and David Anfield resigned as Directors of the Company.

Following the appointment of new management, on August 2, 2002 the Company granted 566,667 options at a price of $0.30 exercisable to August 1, 2005.

Events Subsequent to the Year Ended September, 2002

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc ("Deep Reach") to earn a 100% interest in the Fost Hill Property located in the White Bay Area, northern Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and will issue 66,667 Common Shares of the Company in four tranches to June 15, 2004. In addition, the Company agrees to perform a minimum $28,000 in exploration on the Fost Hill Property, agrees to reimburse $2,100 costs incurred in staking, and grants Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,00,000 at any time.

On October 24, 2002, the Company completed a private placement with Company officers and Directors of 366,667 Units at $0.30 price entitling the purchasers to acquire one share and one share purchase warrant, for total proceeds to the Company of $110,000. Each share purchase warrant allows the holder to acquire one Common Share of the Company at a price of $0.45 for two years.

From October 2002 through November 2002 the Company conducted a diamond drilling program totaling 1,400 meters testing four targets on the Tulks South Property. A total of $226,488.30 was expended on this Property.

From October 2002 to November, 2002 the Company conducted a reconnaissance prospecting and sampling program on the Fost Hill Property. A total of $30,005.59 was expended on this Property

Effective April 7, 2003, the Company received shareholder and TSX Venture Exchange approval for the following: to consolidate the Common Shares of the Company on a 3 for 1 basis, to increase the Company's authorized share capital to 100,000,000 Common Shares without par value, and to effect a name change to change from Mishibishu Gold Corporation to become Messina Minerals Inc.

On May 30, 2003 Mr. Peter Tallman, P. Geo. was appointed as Vice-President – Exploration and a Director of the Company. A total of 250,000 options were granted to acquire Common Shares at a price of $0.30 until May 29, 2006.

On September 17, 2003 the Company appointed Mr. Peter Tallman as President of the Company. Mr. Robert Eadie resigned his positions as Director and officer of the Company at that time.

On September 25, 2003 the Company announced, subject to regulatory approval, a private placement of 1,800,000 Units at a price of $0.11 per Unit to raise $198,000. Each Unit entitled the purchaser to acquire one Common Share and one share purchase warrant. Each warrant entitles the holder to acquire one Common Share of the Company at a price of $0.15 within two years of issue. The private placement closed in November 2003.

On October 18, 2003 a total of 233,333 options to acquire common shares at $0.30 until August 1, 2005 were cancelled.

On October 24, 2003, the Company announced, subject to regulatory approval, a brokered private placement of up to 4,000,000 Units at a price of $0.15 per Unit to raise $600,000. Up to 2,666,666 Units are "flow through " and entitle the purchasers to acquire one share and one half of one share purchase warrant. Up to 1,333,334 Units are 'non-flow through" and entitle the purchasers to acquire one share and one full share purchase warrant. Each full share purchase warrant entitles the holder to acquire one Common Share of the Company at a price of $0.25 within one year of issue.

On November 19, 2003 the Company submitted to the Exchange a technical property report prepared by Mr. Kerry Sparkes (P.Geo.) ("Sparkes Technical Report") under National Instrument 43-101 Standards for Disclosure for Mineral Projects relating to the Tulks South Property, Newfoundland.

The Company is planning an exploration program on the Tulks South Property, as recommended in the Sparkes Technical Report, budgeted at approximately $400,000. This program is designed to delineate by diamond drill testing volcanogenic massive sulphide ("VMS") and gold mineralized zones identified on the Property. This exploration program is contingent upon receipt of financing from the October 24, 2003 announcement of a brokered private placement and is expected to commence in December 2003.

On November 21, 2004 the Company issued 16,667 shares in connection with its obligations to Deep Reach Exploration Inc for the Fost Hill Property.

3.2 Significant Acquisitions and Dispositions

See Item 3.1.

3.3 Trends

The Company depends on the sale of equity as the main source of income to finance exploration, acquisitions, and other corporate activities. Investor interest in the mining sector has been limited in recent years but interest has increased in the past several months. It is unknown whether this trend will continue.

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Messina Minerals Inc. is a Canadian based resource company whose focus is to explore and develop mineral deposits throughout Canada. The Company has expertise in Appalachian mineral deposits in particular, and is currently focused on developing the mineral resources of Newfoundland.

The Company does not have any employees and its officers manage its affairs with assistance of the small number of non-executive directors. Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.

4.3 Mineral Projects

The Company's primary focus is the Tulks South Property as described below.

Tulks South Property, Newfoundland, Canada

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km in area elongated along a northeast-southwest axis approximating 5 km by 30 km in size. The Property is comprised of four contiguous map staked exploration licences; 6549M to 6552M inclusive, and Reid Lot 228.

Location

The Tulks South Property is located in central Newfoundland, Canada, 40 km southwest of the town of Buchans on NTS map sheets 12A/6 and 12A/11. The Property is dissected by numerous forestry roads maintained by Abitibi-Price which connect to the Trans-Canada Highway through either Millertown, located 60 km to the northeast, or via the Burgeo Highway located 35 km to the west. The Property is easily accessible by pickup truck and can be effectively explored year-round without undue difficulty. The property can be reached from Corner Brook via the Burgeo Highway in a two hour drive or from Badger (Trans-Canada Highway) via Millertown in a 1.5 hour drive. The Tulks South property can be reached by driving from St. John's, the provincial capital, in under 6 hours. Scheduled airlines fly from Deer Lake, outside Corner Brook, and Gander, located 1.5 hours drive east of Badger.

For a complete description of the Tulks South Property, Newfoundland including the historical exploration work conducted on the Property its potential to host volcanogenic massive sulphide ("VMS") and mesothermal gold mineralization, refer to the Technical Report prepared by K. Sparkes, P.Geo. (the "Sparkes Report") dated November 19, 2003 and filed with the TSX Venture Exchange. This report can be viewed at www.sedar.com.

The following recommendations are excerpted from the Sparkes Report dated November 19, 2003.

RECOMMENDATIONS

A large tonnage massive sulphide target remains to be drill tested at the Tulks East Prospect. The A-Zone, B-Zone, and C-Zone massive sulphide lenses each have exploration potential. The A-Zone massive sulphide is 30 meters thick and has the potential to host the greatest tonnage if a metal-bearing zone can be found within the sulphide lens. An initial phase of four diamond drill holes are recommended to test the down-plunge extent of the Tulks East A-Zone to determine base metal zonation and vector towards the base metal-rich portion of the system if it exists. These holes would also provide a test of the B-Zone stratigraphy. Each hole would be approximately 500 meters in depth for a minimum total of 2,000 meters of drilling testing the Tulks East A-Zone.

The C-Zone lens should also be tested for the down-plunge and along strike continuation of this mineralization, testing for base metal enrichment / zonation within the massive sulphide. Two drill holes with an expected length of 150 meters each are recommended. A minimum total of 300 meters of drilling testing the Tulks East C-Zone is recommended.

The Boomerang Prospect massive sulphide target is also recommended for drill testing. The surface extent of the (zinc) metal-bearing alteration is significant. Only three drill holes have tested this zinc-rich alteration, which leads to massive sulphide mineralization in one drill hole, GA97-05, at 500 meters vertical depth. A total of 5 drill holes are recommended. Two relatively shallow holes should test the 250 m vertical depth level to better constrain the zinc-rich alteration envelope and plunge direction of the sulphides. These holes are each anticipated to be 350 meters in length. A further three drill holes are required to intersect the Boomerang massive sulphide at or below the level of the GA97-05 intercept. These three holes are each anticipated to be 700 meters in length. A minimum total of 2,800 meters of diamond drilling is recommended to test the Boomerang Prospect as a first phase program here.

The Curve Pond Prospect is recommended for further work including diamond drilling. As currently interpreted, Curve Pond massive sulphides represents a distal accumulation away from the volcanic vent. In other massive sulphide districts, deposits of this type are generally small but can be very high grade and economically significant. The marker 'iron formation' horizon needs to be better documented and should be sampled and major- and trace-element lithogeochemical analyses performed to quantify the variations in iron formation. The Curve Pond grid and the Wineskin grid geophysical data should be merged to better identify along-strike comparison variations and anomalies. Further EM geophysics, and possibly gravity surveys should be considered to locate areas of mineralization. Diamond drilling is recommended to test targets generated from these work phases in the Curve Pond to Wineskin areas, and to extend the strike length of the known zones of mineralization at Curve Pond.

The Tulks West chloritic stockwork Prospect is recommended for further work. The area is enveloped by very strong lithogeochemical anomalies defined by alteration indices designed to detect VMS-style processes. The copper-bearing chlorite stockwork is extensive and has been tested to less than 100 meters vertical depth. Recent structural understanding of the Tulks South Property mineralization suggests this zone should plunge to the northeast, which has not been adequately tested in previous drilling campaigns. Further drilling is required at Tulks West to performed in conjunction with deep-penetrating surface and downhole EM geophysics.

The Midas Pond gold Prospect requires additional work. The Prospect should be systematically resampled at surface in conjunction with surface mapping and structural analysis. Indications of structural control abound at Midas Pond, and these need to be documented prior to further diamond drilling. Further diamond drilling is

warranted at Midas Pond, particularly in light of the exploration successes in similar environments elsewhere in central Newfoundland.

Downhole EM geophysical testing is recommended for the Tulks East, Boomerang, and Tulks West drill programs. To be most useful, these surveys should be conducted in conjunction with surface loop, deep-penetrating EM geophysics intended to provide a vector to any mineralization detected.

Systematic major and trace element lithogeochemistry, a program begun by Noranda to document chemical trends within the Tulks Volcanic belt, should be continued. Sampling of felsic volcanic lithologies in drill cores is highly recommended, and is intended to provide an index of relative alteration intensity and may provide local vectors to vent mineralization. At Curve Pond, this type of data may also provide direction towards further exploration along the 'iron-formation exhalite' unit.

The Company intends from the proceeds of the Canaccord brokered private placement offering to commence a 1st phase exploration and diamond drilling program at the Tulks South Property in December 2003. The total budgeted cost of this the Phase I program is approximately $430,000.

The Company also has interests in the following mineral Properties. The requirements to maintain these Properties in good standing are nominal and at this time these Properties are not of a material nature to the Company.

Fost Hill Property, Newfoundland, Canada

The Company maintains the Fost Hill gold property located in northwestern Newfoundland on NTS map sheets 12H/10 and 12H/11. The Property consists of 240 claims held on five map-staked licences covering 6000 hectares or 60 square kilometers. The Company acquired a portion of the Property from Deep Reach Exploration Inc in October, 2002 and subsequently acquired two adjoining licences by staking. The Property has exploration potential for gold.

Pukaskwa Property,Ontario, Canada

The Company maintains the Pukaskwa Property is located in the Sault Ste Marie Mining Division 65 km west of Wawa, Ontario. The Property covers the western portion of the Mishibishu Deformation Zone and consists of 55 contiguous unpatented mining claims. The Company has held its 100% interest in the Property since the mid-1980's. The Property is prospective for gold.

Mishi Gold LeaseRoyalty, Ontario, Canada

The Company maintains a production royalty on leasehold patent claim CLM377. This lease was sold by the Company to River Gold Mines Ltd in 1998 in return for royalties on future production. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne of ore from open pit mining and $1.20 per tonne of ore from underground mining.

Mishi Gold Lease Property, Ontario, Canada

The Company maintains two contiguous leasehold patents, CLM379 and CLM378, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario. These claims are adjacent to the River Gold Mishi Pit Property where River Gold are mining gold ore by open-pit.

Magnacon East Property, Ontario, Canada

The Company maintains two contiguous mineral claims, SSM122583 and SSM122588, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario.

Risk Factors Attendant to Resource Exploration and Development

All of the Properties in which the Company has an interest are in the exploration stage only and the business of the Company is subject to the following risks:

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Exploration Stage Company

The Company is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The property interests of the Company are in the exploration and development stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the business of the Company will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Company's property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

No History of Profitability

The Company is an exploration and development stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Government Regulations

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its mining activities, the Company's exploration licences must be kept current. There is no guarantee that the Company's exploration licences will be extended or that new exploration licences will be granted. In addition, such exploration licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuation and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator of its exploration programs cannot insure, or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection

The exploration, mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Company or require it to expend significant funds.

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing

will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

Dependence on Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Company considers all of its directors to be key personnel but has not entered into employment agreements with or maintained key man life insurance on such persons. In order to attract and retain its key personnel, the Company has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Company's business, and through equity participation.

Lack of Active Market

There can be no assurance that an active market for the Common Shares of the Company will continue and any increased demand to buy or sell the Common Shares of the Company can create volatility in price and volume.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company's shares.

Competition

The mining industry in the Province of British Columbia is subject to government controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Company will also be required to compete in the future directly with other companies that may have greater resources.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

The following information is provided for each of the three most recently completed financial years – ending September 30 of each such year. This financial information is derived from, and should be read in conjunction with, the audited financial statements of the Company as at September 30, 2002, 2001, and 2000 which are incorporated herein by reference.

Annual Financial Data for the Three Fiscal Years Ended September 30, 2002

All figures are in Canadian dollars.

	Sept 30, 2002	Sept 30, 2001	Sept 30, 2000
Total revenue	Nil	Nil	Nil
Loss for the year	152,217	1,892,354	91,141
Loss per share	0.01	0.08	0.01
Total assets	403,949	350,549	2,223,737
Dividends per Share	Nil	Nil	Nil
Total long-term debt	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil
Shares Outstanding	23,301,592	23,301,592	23,234,925

Summary Financial Information for the Eight Quarters Ended September 30, 2002

All figures are in Canadian dollars.

	Net Sales of Total Revenues	Net Loss For the Period	Net Loss Per Share	Total Long-term financial liabilities	Total Assets
September 30, 2002	Nil	-75,661	-0.01	Nil	403,949
June 30, 2002	Nil	-6,608	-0.01	Nil	349,568
March 30, 2002	Nil	-32,007	-0.01	Nil	349,566
December 31, 2001	Nil	-37,941	-0.01	Nil	312,267
September 30, 2001	Nil	-1,817,827	-0.08	Nil	350,549
June 30, 2001	Nil	-25,620	-0.01	Nil	2,157,847
March 30, 2001	Nil	-31,795	-0.01	Nil	2,194,871
December 31, 2000	Nil	17,112	-0.01	Nil	2,258,829

5.2 Dividend Policy

The Company does not anticipate that it will pay any dividends on its common shares in the foreseeable future. There are no restrictions in the Company's articles which could prevent the Company from paying dividends.

5.3 Foreign GAAP

The financial statements of the Company are prepared to Canadian Generally Accepted Accounting Principles and not pursuant to any foreign GAAP.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

6.1 FORM 44-101F DISCLOSURE

Financial Information and reports by Management are available in each of the Annual Reports and Quarterly Reports produced by the Company. The following discussion should be read in conjunction with the financial statements and the related notes thereto for the 2001 and 2002 financial years.

General

The Company was active at only a modest level in 2001 as it continued to evaluate mineral properties for acquisition. The Company did not undertake mineral exploration programs on any of its properties during the year. At year-end, the Company wrote down the value of its Pukaskwa and Mishi Gold properties to a nominal value in accordance with CICA recommendations. The Company had a net loss for the year ending September 30, 2001 of $1,817,827 including the write down of $1,773,849 representing the value of deferred exploration costs on its Pukaskwa and Mishi Gold Properties.

In fiscal 2002 the Company incurred $33,063 in exploration expenditures on its Tulks South Property.

Liquidity And Capital Resources

The Company raised $10,000 from the exercise of flow-through warrants at a price of $0.45 during 2001. However, the Company will need to complete additional financing to accommodate future requirements at its properties or to consider further acquisitions. In the event that the Company is not able to secure future financing due to market conditions or other adverse factors the Company would have to moderate or curtail its activities.

Results of Operations

The Company does not have a sustainable source of cash flow through any commercial operations and therefore relies upon the sale of equity capital to finance its operations.

The Company had a net loss of $152,217 for the year ended September 30, 2002 compared with a net loss of $1,892,354 for the year ended September 30, 2001. The difference was attributable to the reduction in the write-down of costs related to mineral properties to $0 during the year ended September 30, 2002 compared with $1,773,849 for the year ended September 30, 2001, a slight decrease in corporate expenses from $131,726 during the year ended September 30, 2002 compared to $142,902 during the year ended September 30, 2001, a decrease in the amount of interest and other income received from $7,909 during the year ended September 30, 2002 compared to $24,397 during the year ended September 30, 2001, and a significant non-recurring write-down of $28,400 during the year ended September 30, 2002 on the Company's investment in shares compared to nil during the year ended September 30, 2001.

The Company incurred exploration expenditures of $33,063 during the period ended September 30, 2002 on the Tulks South Property compared to nil for the year ended September 30, 2001.

6.2 Foreign GAAP

The financial statements of the Company are prepared to Canadian Generally Accepted Accounting Principles and not pursuant to any foreign GAAP.

ITEM 7. MARKET FOR SECURITIES

The issued Common Shares of the Company are listed for trading on the TSX Venture Exchange Tier 2 under the symbol "MMI". None of the Company's securities are listed for trading or quoted on any other Exchange or quotation system.

ITEM 8. DIRECTORS AND OFFICERS

8.1 Names, Address, Occupation and Security Holding

Name and Municipality Of Residence	Office	Principal Occupation
Peter Tallman North Vancouver, British Columbia	President since September 17, 2003, Director since May 30, 2003	President – Messina Minerals Inc., Professional Geologist, formerly Director, Exploration Manager of Island Arc Exploration Inc, formerly Vice-President Exploration at Prime Equities International Corp.
John Pallot British Columbia	Director since June 1, 1993	Businessman, President of Windarra Minerals Ltd.
Stephen Brunelle Toronto, Ontario	Director since June 1, 1998	Geologist, Director of a number of public companies, Vice President of Stingray Resources Inc., formerly Vice President of Corner Bay Silver Inc.

Each director holds office until the next annual meeting of shareholders of the Company or until his successor is appointed, unless his office is vacated in accordance with the articles of the Company.

As of the date hereof, the directors and officers of the Company in the aggregate beneficially own, directly or indirectly, or exercise control or direction over 1,891,944 common shares out of 10,017,180 total outstanding common shares, representing 18.7% of the issued and outstanding common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Company, or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company is, or within the 10 years before the date of this Annual Information Form, has been, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

None of the directors, officers or controlling shareholders of the Company have been subject to any penalties or sanctions by a court or securities regulatory authority relating to the trading of securities, the promotion, formation or management of a publicly traded company or involving theft or fraud, nor have they entered into any settlement agreements relating to such matters.

8.4 Personal Bankruptcies

None of the directors, officers or controlling shareholders of the Company or a personal holding company of any such persons has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or a receiver, manager or trustee appointed to hold the assets of such persons.

8.5 Conflicts of Interest

Some of the directors and officers of the Company are or may be on the board of directors of other natural resource companies from time to time. To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all directors have agreed that participation in natural resource prospects offered to them will be allocated between the various companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

ITEM 9. ADDITIONAL INFORMATION

9.1 Additional Information

(1) The Company will, upon request, provide to any person or company

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (1), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

The SEDAR website at www.sedar.com maintains and provides access to the Company's public records. In addition, the Company maintains a website at www.messinaminerals.com.

As of November 20, 2003 there are no undisclosed material changes in the business or operations of the Company.

Enquiries relating to this document should be addressed to:

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2
c/o Peter Tallman, President
Tel: (604) 688-1508 Fax: (604) 893-7071
Email: peter@messinaminerals.com

Request for Documents

When the securities of the Corporation are distributed pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Corporation will make available, upon request to the Secretary, the following documents at its Executive Office located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

• One copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form.

• One copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year.

• One copy of the Management Information Circular in respect of its most recent annual meeting of shareholders at which the directors were elected or one copy of any other annual filing prepared instead of that information circular, as appropriate; and

• One copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus other than the documents referred to above. At any other time,

the Corporation will furnish upon request, one copy of any of the documents referred to above, subject to the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

▪ Additional information regarding the director's and officer's remuneration, their indebtedness to the Corporation, the principal holder's of the Corporation's securities, the options to purchase securities and the interests of insiders in material transactions, where applicable, is contained in the most recent Management Information Circular. Additional financial information is provided in the Corporation's comparative financial statements contained in its most recent Annual Report.

NOTICE OF ANNUAL MEETING OF MEMBERS

TAKE NOTICE that the **2006** Annual Meeting (the "Meeting") of the Members of **Messina Minerals Inc.** (the "Company") will be held at **16th Floor – 1055 West Hastings Street, Vancouver, British Columbia**, on the **16th** day of **February 2006** at **2:00 p.m.** for the following purposes:

1. To receive the Report of the Directors.
2. To receive the Audited Financial Statements of the Company for the fiscal period ending **September 30, 2005**, together with the Auditor's Report thereon.
3. To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.
4. To fix the number of Directors at **six**.
5. To elect Directors for the ensuing year.
6. To authorize the Directors to amend the exercise price of stock options previously granted or to be granted to insiders upon such terms as may be acceptable to the TSX Venture Exchange.
7. To consider, and if thought fit, to approve the Company's Stock Option Plan as more particularly set out in the Information Circular.
8. To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **9th** day of **January 2006**.

BY ORDER OF THE BOARD

"Peter Tallman"
President



\\Server\active data\MESSINA\CORPORATE AND REGULATORY\AGM 2006\NOTICE.DOC

INFORMATION CIRCULAR

OF

MESSINA MINERALS INC.

FOR THE 2006 ANNUAL MEETING OF SHAREHOLDERS

This information is given as of **January 9, 2006**

I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **Messina Minerals Inc.** (the "Company") for use at the Annual Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

II. PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

IV. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

V. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VI. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **January 9, 2005**, 29,480,860 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on **January 9, 2005** who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, there are no parties who own directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The above information was provided by Management of the Company as of **January 9, 2005.**

VII. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VIII. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

During the year ended September 30, 2005, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $9,595 to directors of the Company.

b) Paid or accrued corporate administration fees of $17,698 to an officer of the Company.

c) Paid or accrued management fees of $41,500 to a company controlled by a director and officer of the Company.

d) Paid or accrued geological consulting and equipment rental fees of $89,470 to companies controlled by directors and officers of the Company, which have been included in deferred exploration costs.

e) Paid or accrued legal fees and share issue costs of $24,444 to a company controlled by a director of the Company.

Included in accounts payable is $93,777 (2004 - $71,386) owing to directors, officers and/ or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

IX. STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

The term "SAR" used herein refers to Stock Appreciation Rights for the period **October 1 to September 30**.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation(2)
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)(1)	Awards		Payouts	
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Peter Tallman *President, CEO*	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	575,000 300,000 250,000	Nil Nil Nil	Nil Nil Nil	$139,065 $ 74,077 $ 7,500
Gary McDonald *CFO*	2005	Nil	Nil	Nil	150,000	Nil	Nil	Nil
Robert Eadie (3) *Former President*	2003	Nil	Nil	Nil	Nil	Nil	Nil	$46,398

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2) For further details, refer to the heading "Interest of Informed Persons in Material Transactions".

(3) Mr. Eadie was appointed President of the Company on July 26, 2002 and resigned as President on September 17, 2003.

During the most recently completed financial year ended **September 30, 2005**, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

During the most recently completed financial year ended **September 30, 2005**, the Company did not have a pension plan for its Directors, officers or employees.

B. Directors of the Company

Other than as disclosed above under the heading "Interest of Informed Persons in Material Transactions", none of the Directors of the Company has received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C. Options to Purchase Securities

During the Company's completed financial year ended **September 30, 2005**, the Company granted **1,875,000** stock options to Directors or Officers.

During the Company's completed financial year ended **September 30, 2005**, Directors and Officers exercised **1,266,666** stock options.

During the Company's completed financial year ended **September 30, 2005**, there were no SAR or stock option repricings.

D. Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has an Employment Contract with Peter Tallman, President and CEO, under which he is paid an annual salary of $140,000.00 The Company does not have Employment Contracts with any other Named Executive Officers.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

X. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

XI. MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended **September 30, 2005** there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

XII. CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 – Disclosure of Corporate Governance Practices ("NP 58-101") **the Company is required to and hereby discloses its corporate governance practices as follows:**

1. Board of Directors

The Board of Directors of the Company facilitates its exercising of independent supervision over the Company's management through frequent meetings of the Board, both with and without members of the Company's management (including members of management that are also directors) being in attendance.

John Pallot, Steve Brunelle, Peter Mordaunt and David McCue are "independent" directors in that they are independent and free from any interest, and any business or other relationship which could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholdings.

Peter Tallman and Gary McDonald are members of management and are therefore not independent.

The mandate of the Board, as prescribed by the *Business Corporations Act (British Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

2. Directorships

Certain of the directors are presently a director in one or more other reporting issuers, as follows:

Directors	Other Issuers
Steve Brunelle	Stingray Resources Inc.
David McCue	Catalina Energy Corp.
Gary McDonald	Windarra Minerals Ltd.; Westward Explorations Ltd.; Taranis Resources Inc.
Peter Mordaunt	Stingray Resources Inc.
John Pallot	Windarra Minerals Ltd.; Westward Explorations Ltd.

3. Orientation and Continuing Education

Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings which format encourages learning by the directors.

4. Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

5. Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President of the Company. The Board monitors but does not formally assess the performance of individual Board members or committee members on their contributions.

6. Compensation

The Company has established a Compensation Committee consisting of David McCue, Peter Mordaunt and Gary McDonald. Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by

other reporting issuers that the Committee feels are similarly placed within the same business of the Company. The recommendations of the Compensation Committee are then presented to the Board for approval.

7. Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Company does not have any other Board committees.

8. Assessments

The Board will annually review its own performance and effectiveness as well as review annually the Audit Committee Charter and recommend revisions to the Board as necessary. Neither the Company nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Company feels its corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations. The Company's method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

XIII. AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, **Peter Mordaunt**, **Gary McDonald** and **Steven Brunelle**. As defined in MI 52-110, **Gary McDonald** is not "independent" and **Peter Mordaunt** and **Steven Brunelle** are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2005	$ 15,000.00	Nil	$ $1,400.00 [1]	$825.00[2]
September 30, 2004	$8,800.00	Nil	$ 975.00[1]	Nil

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company's business and advice concerning a private placement financing conducted by the Company.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

IV. PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at **six (6)**. Although Management is only nominating **six (6)** individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Peter Tallman North Vancouver, BC *Director, President, CEO*	Geologist; President of Messina Minerals Inc.	2,878,000 (1) 176,000 (2)
John Pallot New Westminster, BC *Director*	Director and Officer of several reporting companies.	185,500 (1)
Steven Brunelle* Etobicoke, Ontario *Director*	Geologist; Director and Officer of several reporting companies.	2,651,471 (1)
Gary McDonald* New Westminster, BC *Director, CFO*	Chartered Accountant; Director and Officer of several reporting companies.	149,500(1) 50,000 (2)
Peter Mordaunt* Tucson, Arizona, USA *Director*	Geologist; Chairman, President & CEO of Stingray Resources Inc.	Nil
David McCue Vancouver, BC *Director*	Lawyer; Director and Officer of several reporting companies.	80,000((1) 20,000 (2)

*Denotes audit committee of the Company.

(1) These are common shares held directly.
(2) These are common shares held indirectly.

All of the proposed nominees are ordinarily residents of Canada.

Peter Tallman was appointed to the Board of Directors on May 30, 2003. John Pallot was appointed to the Board on March 31, 1993. Steven Brunelle was appointed to the Board on December 29, 2000. Gary McDonald was appointed to the Board on December 17, 2004. Peter Mordaunt and David McCue were appointed to the Board on February 17, 2005.

*Pursuant to the provisions of the *Business Corporations Act* (British Columbia), the Company is required to have an Audit Committee which, at the present time, is comprised of Peter Mordaunt, Gary McDonald and Steven Brunelle.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by Management of the Company.

B. Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of **Davidson & Company**, Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, BC, V7Y 1G6, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. **Davidson & Company,** Chartered Accountants were appointed to the position of Auditor of the Company on **March 22, 2001**.

C. Stock Options

At the meeting, the members of the Company will be asked to authorize the directors to amend the exercise price of incentive stock options previously granted to Insiders upon such terms as may be acceptable to the TSX Venture Exchange.

As at **January 9, 2006** there were 1,875,000 incentive stock options granted to Insiders of the Company.

The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company and its subsidiaries.

Shareholder approval is required by the policies of the TSX Venture Exchange ("TSX") if a listed company wishes to decrease the exercise price of incentive stock options previously granted to insiders. The minimum exercise price permitted by the TSX is the "Discounted Market Price" which in summary is the market price at the time of an amendment, less the following discounts: for a market price up to $0.50, less 25%; for a market price between $0.51 and $2.00, less 20% and above $2.00, less 15%.

The Company wishes shareholder approval in advance of any possible future amendment in order to save the Company the expense of convening an Extraordinary General Meeting solely for the purpose of approving an amendment.

The policies of the TSX require approval by "disinterested-vote" which means that the amendment must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options and their associates.

D. Stock Option Plan

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the approval of the Company's existing stock option plan.

Management of the Company considers it desirable and in the best interests of the Company to continue the Plan for the granting of future stock options to directors, officers, employees and consultants. The Plan was initially approved at the Annual General Meeting of the Company held on January 14, 2003 and the Policy requires the shareholders of the Company to re-approve the Plan yearly.

The Policy further provides that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the plan by the Company's shareholders is required.

The policies of the TSX further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(ii) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting (See definition of "disinterested-vote" above). As the Plan is limited to the reservation of a maximum of 10% of the issued and outstanding shares of the Company, a disinterested-vote is not required.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, the text of which will be in substantially the form as follows:

> "**BE IT RESOLVED** that the Plan as established prior to this Meeting be re-approved and that the Board of Directors of the Company be authorized in their absolute discretion to administer the Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Plan shall be 10% of the issued and outstanding shares of the Company."

XV. ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended September 30, 2005.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2

Telephone: (604) 688-1508
Fax: (604) 601-8253
E-mail: info@messinaminerals.com

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this **11th** day of **January 2006**.

BY ORDER OF THE BOARD

"Peter Tallman"
President

<u>SCHEDULE "A"</u>

MESSINA MINERALS INC.
(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

Messina Minerals Inc.


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 16, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone
(Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 2:00 pm, Pacific Time, on February 14, 2006.


To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 2:00 pm, Pacific Time, on February 14, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 pm, Pacific Time, on February 14, 2006

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Messina Minerals Inc. (the "Company") hereby appoints: Peter Tallman, a Director of the Company, or failing this person, John Pallot, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Messina Minerals Inc. to be held on the 16th Floor - 1055 West Hastings Street, Vancouver, British Columbia on February 16, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at six (6). For ▷ ☐ Against ▷ ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, Peter Tallman ▷	☐	☐
02. To elect as a Director, John Pallot ▷	☐	☐
03. To elect as a Director, Steven Brunelle ▷	☐	☐
04. To elect as a Director, Peter Mordaunt ▷	☐	☐
05. To elect as a Director, Gary McDonald ▷	☐	☐
06. To elect as a Director, David McCue ▷	☐	☐

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3. Appointment of Auditors

To appoint Davidson & Company as Auditors of the Company. **For** ▷ ☐ **Withhold** ▷ ☐

Resolutions Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against	Abstain
4 To authorize the Directors to fix the auditors' remuneration. ▷	☐	☐	
5 To approve amendments to the exercise price of insider stock options.* ▷	☐	☐	☐
6 To approve the Stock Option Plan. ▷	☐	☐	

* This resolution requires disinterested shareholder approval. Accordingly, insiders of the Company eligible to receive stock options under the Plan, and their associates, are instructed to register their vote as an abstention.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

0 0 9 9 3 1

M G O Q

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the **2005** Annual and Special Meeting (the "Meeting") of the Members of **Messina Minerals Inc.** (the "Company") will be held at **2300 – 1066 West Hastings Street, Vancouver, British Columbia**, on the 17th day of **February 2005** at **2:00 p.m.** for the following purposes:

1. To receive the Report of the Directors.
2. To receive the Audited Financial Statements of the Company for the fiscal period ending **September 30, 2004,** together with the Auditor's Report thereon.
3. To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.
4. To fix the number of Directors at **four**.
5. To elect Directors for the ensuing year.
6. To authorize the Directors to amend the exercise price of stock options previously granted or to be granted to insiders upon such terms as may be acceptable to the TSX Venture Exchange.
7. To consider, and if thought fit, to approve the Company's Stock Option Plan as more particularly set out in the Information Circular.
8. To consider, and, if thought fit, to approve a Special Resolution altering the Notice of Articles as more particularly set forth in the Information Circular.
9. To consider, and, if thought fit, to approve a Special Resolution to adopt new Articles of the Company as more particularly set forth in the Information Circular.
10. To consider, and, if thought fit, to approve a Special Resolution increasing the authorized capital of the Company as more particularly set forth in the Information Circular.
11. To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **11th** day of **January 2005**.

BY ORDER OF THE BOARD

"Peter Tallman"
President



INFORMATION CIRCULAR

OF

MESSINA MINERALS INC.

FOR THE 2005 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

This information is given as of **January 11, 2005**

I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **Messina Minerals Inc.** (the "Company") for use at the Annual and Special Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

II. PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

IV. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign

the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

V. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VI. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **January 11, 2005**, **17,826,779** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on **January 11, 2005** who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding Shares
Steven Brunelle (1)	1,849,444	10.38%

(1) 1,849,444 of the shares are held directly

The above information was provided by Management of the Company as of **January 11, 2005.**

VII. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VIII. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in the following, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

The Company entered into the following transactions with related parties during the current year:

a) Paid or accrued management fees of $35,250 to a company controlled by Peter Tallman, President of the Company.

b) Paid or accrued corporate administration fees of $10,009 to Susan Tessman, Corporate Secretary of the Company.

c) Paid or accrued geological consulting and equipment rental fees of $38,827 to companies controlled by Peter Tallman, which have been included in deferred exploration costs.

d) Issued 25,000 common shares with a value of $3,000 for property option payments to Tulks Resources Ltd., of which Peter Tallman is a director.

f) Entered into an assignment agreement with Atlantic Zinc Resources Ltd, of which Peter Tallman is President, whereby the Company has been assigned an option to acquire a 100% interest in the Long Lake property.

g) Entered into an option agreement with Windarra Minerals Ltd.,, a company with common directors and officers, whereby Windarra has the right to earn a 100% interest in the Pukaskwa claims.

Included in accounts payable is $71,386 owing to directors, officers and companies with directors and officers in common.

IX. STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

The term "SAR" used herein refers to Stock Appreciation Rights for the period **October 1 to September 30**.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation[2]
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)[1]	Awards		Payouts	
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Peter Tallman *President, CEO*	2004 2003	Nil Nil	Nil Nil	Nil Nil	300,000 250,000	Nil Nil	Nil Nil	$74,077 $ 7,500
Robert Eadie [3] *Former President*	2003 2002	Nil Nil	Nil Nil	Nil Nil	Nil 333,333[6]	Nil Nil	Nil Nil	$46,398 $15,000
William Anderson [4] *Former President*	2002 2001	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$13,600 $31,800
F. Eppie Canning [5] *Former President*	2001	Nil	Nil	Nil	Nil	Nil	Nil	$16,500

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2) For further details, refer to the heading "Interest of Informed Persons in Material Transactions".

(3) Mr. Eadie was appointed President of the Company on July 26, 2002 and resigned as President on September 17, 2003.

(4) Mr. Anderson served as President of the Company for the period March 22, 2001 to July 26, 2002.

(5) Ms. Canning resigned as President of the Company on March 22, 2001.

(6) Due to Mr. Eadie's resignation, these options expired.

During the most recently completed financial year ended **September 30, 2004**, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

During the most recently completed financial year ended **September 30, 2004**, the Company did not have a pension plan for its Directors, officers or employees.

B. <u>Directors of the Company</u>

Other than as disclosed above under the heading "Interest of Informed Persons in Material Transactions", none of the Directors of the Company has received any cash compensation, directly or indirectly, for their services rendered during

the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C. Options to Purchase Securities

During the Company's completed financial year ended **September 30, 2004**, the Company granted **900,000** stock options to Directors or Officers.

During the Company's completed financial year ended **September 30, 2004**, none of the Directors or Officers has exercised any stock options.

During the Company's completed financial year ended **September 30, 2004**, there were no SAR or stock option repricings.

D. Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have Employment Contracts with the Named Executive Officer.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

X. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

XI. MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended **September 30, 2004** there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

XII. AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of four directors, **Peter Tallman, John Pallot, Gary McDonald** and **Steven Brunelle**. As defined in MI 52-110, **Peter Tallman** is not "independent" and **John Pallot, Gary McDonald** and **Steven Brunelle** are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2004	$16,000.00	Nil	$1,200.00(1)	$825.00(2)
September 30, 2003	$8,800.00	Nil	$975.00(1)	$Nil(3)

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company's business and advice concerning a private placement financing conducted by the Company.

(3) Fees related to specific advisory and accounting services related to valuation issues impacting mineral properties owned by the Company and communications concerning fiscal matters affecting the Company's business.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

XIII. PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at **four (4)**. Although Management is only nominating **four (4)** individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the

past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Peter Tallman* North Vancouver, BC *Director, President, CEO*	Geologist, President of Messina Minerals Inc.	1,372,500 (1) 176,000 (2)
John Pallot* New Westminster, BC *Director*	Director and Officer of several reporting companies.	170,000 (1) NIL (2)
Steven Brunelle* Etobicoke, Ontario *Director*	Geologist; Director and Officer of several reporting companies.	1,849,444 (1) NIL (2)
Gary McDonald* New Westminster, BC *Director*	Chartered Accountant; Director and Officer of several reporting companies.	60,000 (1) 50,000 (2)

*Denotes audit committee of the Company.

(1) These are common shares held directly.
(2) These are common shares held indirectly.

All of the proposed nominees are ordinarily residents of Canada.

Peter Tallman was appointed to the Board of Directors on May 30, 2003. John Pallot was appointed to the Board on March 31, 1993. Steven Brunelle was appointed to the Board on December 29, 2000. Gary McDonald was appointed to the Board on December 17, 2004.

*Pursuant to the provisions of the *Business Corporations Act* (British Columbia), the Company is required to have an Audit Committee which, at the present time, is comprised of **Peter Tallman, John Pallot, Gary McDonald** and **Steven Brunelle**.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by Management of the Company.

B. Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of **Davidson & Company**, Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, BC, V7Y 1G6, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. **Davidson & Company,** Chartered Accountants were appointed to the position of Auditor of the Company on **March 22, 2001.**

C. Stock Options

At the meeting, the members of the Company will be asked to authorize the directors to amend the exercise price of incentive stock options previously granted to Insiders upon such terms as may be acceptable to the TSX Venture Exchange.

As at **January 11, 2005** there were 1,283,334 incentive stock options granted to Insiders of the Company.

The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company and its subsidiaries.

Shareholder approval is required by the policies of the TSX Venture Exchange ("TSX") if a listed company wishes to decrease the exercise price of incentive stock options previously granted to insiders. The minimum exercise price permitted by the TSX is the "Discounted Market Price" which in summary is the market price at the time of an amendment, less the following discounts: for a market price up to $0.50, less 25%; for a market price between $0.51 and $2.00, less 20% and above $2.00, less 15%.

The Company wishes shareholder approval in advance of any possible future amendment in order to save the Company the expense of convening an Extraordinary General Meeting solely for the purpose of approving an amendment.

The policies of the TSX require approval by "disinterested-vote" which means that the amendment must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options and their associates.

D. Stock Option Plan

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the approval of the Company's existing stock option plan.

Management of the Company considers it desirable and in the best interests of the Company to continue the Plan for the granting of future stock options to directors, officers, employees and consultants. The Plan was initially approved at

the Annual General Meeting of the Company held on January 14, 2003 and the Policy requires the shareholders of the Company to re-approve the Plan yearly.

The Policy further provides that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the plan by the Company's shareholders is required.

The policies of the TSX further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(ii) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting (See definition of "disinterested-vote" above). As the Plan is limited to the reservation of a maximum of 10% of the issued and outstanding shares of the Company, a disinterested-vote is not required.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, the text of which will be in substantially the form as follows:

> "**BE IT RESOLVED** that the Plan as established prior to this Meeting be re-approved and that the Board of Directors of the Company be authorized in their absolute discretion to administer the Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Plan shall be 10% of the issued and outstanding shares of the Company."

E. Changes to the Company's Charter Documents

The *Business Corporations Act* (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act requires each British Columbia company to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act. Once the transition application has been filed, the Company may adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act. The Company intends to file its transition application, containing a Notice of Articles, before the Meeting.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;

2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Alteration of Authorized Share Structure

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The maximum number of common shares that the Company is authorized to issue be increased from one hundred million (100,000,000) to an unlimited number of common shares without par value;

2. Any one director or officer of the Company, or the solicitors for the Company, be and are hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving

effect to these resolutions; and

3. All such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Adoption of Articles

The Company proposes to amend its charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with proposed new Articles. Management believes that the adoption of new Articles will provide the Company with greater flexibility for future corporate activities.

The full text of the proposed Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed Articles in advance of the Meeting at the Company's records office, Tupper, Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia.

Management believes that the major changes from the Company's existing articles are as follows:

1. As indicated in the foregoing, the number of votes required to pass a special resolution will be reduced from three-quarters of the votes cast by shareholders present in person or by proxy at a shareholders' meeting to two-thirds of the votes cast;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and

5. The Company may alter its Notice of Articles, Articles and share structure in the following manner:

   (a) by directors' resolution or ordinary resolution, as determined in each case by the directors, in order to

      (i) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

      (ii) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

      (iii) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

      (iv) change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

      (v) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(vi) subdivide all or any of its unissued, or fully paid issued, shares; and

(vii) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

(b) if the *Business Corporations Act* does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution to otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"**BE IT RESOLVED**, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the articles of the Company be altered by deleting and canceling its existing articles and creating and adopting the form of articles presented for consideration at the Company's 2005 Annual and Special Meeting, as the articles of the Company."

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

XIV. ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended September 30, 2004.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2

Telephone: (604) 688-1508
Fax: (604) 601-8253
E-mail: info@messinaminerals.com

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this **11th** day of **January 2005**.

BY ORDER OF THE BOARD

"Peter Tallman"

President

SCHEDULE "A"

MESSINA MINERALS INC.
(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

Proxy

ANNUAL AND SPECIAL MEETING OF MEMBERS OF

Messina Minerals Inc. (the "Company")

TO BE HELD AT 2300 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

ON Thursday, February 17, 2005, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Peter Tallman, a Director of the Company, or failing this person, **John Pallot**, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at Four		
		For	**Withhold**
2.	To elect as Director, Peter Tallman		
3.	To elect as Director, John Pallot		
4.	To elect as Director, Steven Brunelle		
5.	To elect as Director, Gary McDonald		
6.	To appoint Davidson & Company as Auditors of the Company		
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration		
8.	To approve amendments to the exercise price of insider stock options *		
9.	To approve the Stock Option Plan		
10.	To alter the Notice of Articles		
11.	To adopt new Articles of the Company		
12.	To increase the authorized capital		
13.	To transact such other business as may properly come before the Meeting		

* This resolution requires disinterested shareholder approval. Accordingly, insiders of the Company eligible to receive stock options under the Plan, and their associates, are instructed to register their vote as an abstention.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the **2004** Annual General Meeting (the "Meeting") of the Members of **Messina Minerals Inc.** (the "Company") will be held at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, on the **13th** day of **February 2004** at **2:00 p.m.** for the following purposes:

1. To receive the Report of the Directors.

2. To receive the Audited Financial Statements of the Company for the fiscal period ending **September 30, 2003**, together with the Auditor's Report thereon.

3. To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4. To fix the number of Directors at **three**.

5. To elect Directors for the ensuing year.

6. To authorize the Directors to amend the exercise price of stock options previously granted or to be granted to insiders upon such terms as may be acceptable to the TSX Venture Exchange.

7. To consider, and if thought fit, to approve the Company's Stock Option Plan as more particularly set out in the Information Circular.

8. To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **13th** day of **January 2004**.

BY ORDER OF THE BOARD

"Peter Tallman"
President



N:\Corp\Messina\AGM\2004\notice.DOC

INFORMATION CIRCULAR

OF

MESSINA MINERALS INC.

FOR THE ANNUAL GENERAL MEETING OF MEMBERS

This information is given as of **January 2, 2004**

I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **Messina Minerals Inc.** (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

II. PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares

which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

IV. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the

Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **January 2, 2004**, **14,133,846** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on **January 13, 2004** who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, no persons beneficially own directly or indirectly shares carrying more than 10% of the voting rights attached to all shares of the Company.

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of **January 2, 2004**.

VI. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VII. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

A. Related Party Transactions

The Company was involved in the following related party transactions during the year ended September 30, 2003:

1. paid management fees in the amount of $ 46,398 (2002 - $15,000) to Robert Eadie, the former President;
2. paid management fees in the amount of $7,500 (2002 - 0) to Peter Tallman, the President,
3. paid accounting fees in the amount of $12,188 (2002 - $4,000) to June Ballant, the Corporate Secretary
4. issued 50,000 (2002-nil) common shares with a value of $15,000 for property option payments to a Company of which Peter Tallman, the President of the Company , is also a director
5. paid or accrued $234 (2002-$6,927) to its former parent, Windarra Minerals Ltd.

VIII. STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in BC Form 51-904F of the *Securities Act* (British Columbia). The term "SAR" used herein refers to Stock Appreciation Rights for the period **October 1, 2002 to September 30, 2003.**

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation (2)
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)(1)	Awards		Payouts	
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Peter Tallman *President*	2003	Nil	Nil	Nil	250,000	Nil	Nil	$ 7,500
Robert Eadie (3) *Former President*	2003 2002	Nil Nil	Nil Nil	Nil Nil	Nil 333,333(6)	Nil Nil	Nil Nil	$46,398 $15,000
William Anderson (4) *Former President*	2002 2001	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$13,600 $31,800
F. Eppie Canning (5) *Former President*	2001	Nil	Nil	Nil	Nil	Nil	Nil	$16,500

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2) For further details, refer to the heading "Interest of Insiders in Material Transactions".

(3) Mr. Eadie was appointed President of the Company on July 26, 2002 and resigned as President on September 17, 2003.

(4) Mr. Anderson served as President of the Company for the period March 22, 2001 to July 26, 2002.

(5) Ms. Canning resigned as President of the Company on March 22, 2001.

(6) Due to Mr. Eadie's resignation, these options expired.

During the most recently completed financial year ended, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

During the most recently completed financial year ended September 30, 2003, the Company did not have a pension plan for its Directors, officers or employees.

B. Directors of the Company

Other than as set forth above under "Related Party Transactions", none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered in their capacity as Directors of the Company during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C. Options to Purchase Securities

During the Company's completed financial year ended **September 30, 2003**, the Company granted stock options to Directors or Officers as follows:

Name	Position	Date of Grant	Number, Price and Expiry Date of Incentive Stock Options
Peter Tallman	President	May 30, 2003	250,000 @ $0.30 for 2 years

During the Company's completed financial year ended **September 30, 2003**, no stock options were exercised by Directors or Officers.

During the Company's completed financial year ended **September 30, 2003,** there were no SAR's and/or stock option re-pricings.

IX. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

X. PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at **three (3)**. Although Management is only nominating **three (3)** individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 111 of the *Company Act* (British Columbia) in The Vancouver Province on **December 12, 2003** and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which

each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Peter Tallman* North Vancouver, BC *Director, President*		1,263,000 (1) 0 (2)
John Pallot* New Westminster, BC *Director*	Director and Officer of several reporting companies.	143,922 (1) 0 (2)
Steven Brunelle* Acton, Ontario *Director*	Geologist; Director and Officer of several reporting companies.	474,444 (1) 0 (2)

(1) These are common shares which are held directly.
(2) These are common shares which are held indirectly.

The above information was provided by Management of the Company.

Peter Tallman was appointed to the Board of Directors on May 30, 2003. John Pallot was appointed to the Board on March 31, 1993. Steven Brunelle was appointed to the Board on December 29, 2000.

*Pursuant to the provisions of the *Company Act* (British Columbia), the Company is required to have an Audit Committee which, at the present time, is comprised of Peter Tallman, John Pallot and Steven Brunelle.

B. Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of **Davidson & Company**, Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, BC, V7Y 1G6, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. **Davidson & Company,** Chartered Accountants were appointed to the position of Auditor of the Company on **March 22, 2001**.

C. Stock Options

Disinterested Members (as defined below) will be asked to authorize the Directors, in their discretion, to re-negotiate and amend any existing stock options previously granted to Insiders (as defined below) of the Company and/or its subsidiaries, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange (the "Exchange"). Exchange Policy Number 4.4 (the "Policy") outlines the requirements and procedures associated with the granting of incentive stock options which include, among other things, that approval of the disinterested Members be provided prior to the amendment of stock options previously granted to "Insiders" of the Company.

For the purposes of the Policy, an "Insider" is a Director or Senior Officer of the Company, a director or senior officer of a person that is itself an Insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination of that control and ownership, over securities of the Company extends, not counting securities in respect of which he is acting as an underwriter in the course of a distribution, to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities. Reference should be made to the Policy for further details.

For the purposes of the Policy, the approval by "Disinterested Members" means:

"Approval by a majority of the votes cast by all Shareholders at the Meeting, excluding votes attaching to shares beneficially owned by Insiders to whom options may be issued (or to whom options have been issued in the case of an amendment), and associates of those Insiders".

In the event Members do not approve this resolution, then any options, which may be granted to Insiders following the Meeting, may not be amended until approval of the Members is received to the amending of such options at some future General Meeting of the Members. **The Board of Directors recommends that the Members of the Company approve this resolution.**

D. Approval of a Stock Option Plan

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the approval of the Company's existing stock option plan.

Management of the Company considers it desirable and in the best interests of the Company to continue the Plan for the granting of future stock options to directors, officers, employees and consultants. The Plan was initially approved at the Annual General Meeting of the Company held on January 14, 2003 and the Policy requires the shareholders of the Company to re-approve the Plan yearly.

The Policy provides that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the plan by the Company's shareholders is required.

The policies of the TSX further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(ii) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting (See definition of "Disinterested Members" above). As the Plan is limited to the reservation of a maximum of 10% of the issued and outstanding shares of the Company, the approval of disinterested shareholders is not required.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, the text of which will be in substantially the form as follows:

"**BE IT RESOLVED** that the Plan as established prior to this Meeting be re-approved and that the Board of Directors of the Company be authorized in their absolute discretion to administer the Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Plan shall be 10% of the issued and outstanding shares of the Company."

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

The Company is a reporting issuer in Alberta due to its listing on the TSX. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 13th day of January 2004.

BY ORDER OF THE BOARD
"Peter Tallman"
President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

Messina Minerals Inc. (the "Company")

TO BE HELD AT 2300 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

ON Friday, February 13, 2004, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Peter Tallman, a Director of the Company, or failing this person, **John Pallot** , a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at Three		
		For	Withhold
2.	To elect as Director, Peter Tallman		
3.	To elect as Director, John Pallot		
4.	To elect as Director, Steven Brunelle		
5.	To appoint Davidson & Company as Auditors of the Company		
		For	Against
6.	To authorize the Directors to fix the auditors' remuneration		
7.	To approve amendments to the exercise price of insider stock options		
8.	To approve the Stock Option Plan		
9.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI



NEWS RELEASE **OCTOBER 5, 2005**

Messina Closes $4.17 Million Dollar Financing

Messina Minerals Inc. (the "Company") announces that both the brokered and non-brokered private placements, previously announced on September 6, 2005, have closed. The Company has issued a total of 2,528,212 flow-through shares at a price of $1.65 per share to raise gross proceeds of $4,171,550.

Pacific International Securities Inc. and **Dundee Securities Corporation** (the "Agents") acted as Agents with respect to the sale of 2,308,000 flow-through shares. A number of Canadian resource funds participated in the brokered private placement. The Company paid the Agents cash commissions of $266,574 and issued a total of 184,640 Agents' Warrants pursuant to the Agency Agreement. The Agents' Warrants will entitle the holder to purchase one common share for a period of one year from the closing date at an exercise price of $1.65. Proceeds from the offering will be used primarily to finance further drilling on the Company's new Boomerang zinc-copper-lead-gold-silver discovery on the Tulks South Property. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2005 taxation year.

The securities are subject to a hold period expiring February 6, 2006.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

This news release, required by applicable Canadian laws, is not for distribution to U.S. news wire services or for dissemination in the United States, and does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. The foregoing arrangements are subject to regulatory acceptance.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **SEPTEMBER 6, 2005**

Messina Minerals is pleased to announce the appointment of Mr. Kerry Sparkes, P.Geo as Vice-President, Exploration. Mr. Sparkes was instrumental in the discovery and delineation of the Voisey's Bay deposits for Archean Resources and Voisey's Bay Nickel Company Ltd., and has worked extensively in Newfoundland for Noranda Inc..

The Company also announces that it has granted 325,000 incentive stock options to certain employees, directors and/or consultants at a price of $1.51 per share, exercisable for a period of two years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **SEPTEMBER 6, 2005**

Messina Arranges $4,999,500 Private Placement

Messina Minerals Inc. is pleased to report that it has arranged a brokered private placement to raise $4,504,500 and a non-brokered private placement to raise $495,000 for total gross proceeds of up to $4,999,500. The company will issue up to 3,030,000 flow through shares at a price of $1.65 per share.

Pacific International Securities Inc. and Dundee Securities Corp. (the "Agents") will act as the Agents to place up to 2,730,000 flow through shares. The Agents will receive a commission equal to 7 % of the gross proceeds from the sale of their portion of the offering and they may elect to receive the commission in either cash and / or shares at a deemed price of $1.65 per share. The Agents will also be granted non-transferable warrants equal in number to 8 % of the number of shares sold by them. The Agents' Warrants will entitle them to purchase one additional common share for a period of one year from the closing at an exercise price of $1.65.

Proceeds from this financing will be used for drilling the new Boomerang zinc-copper-lead-gold-silver discovery and for other exploration expenses on Messina's Newfoundland projects.

This news release, required by applicable Canadian laws, is not for distribution to U.S. news wire services or for dissemination in the United States, and does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. The foregoing arrangements are subject to regulatory acceptance.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **March 23, 2005**

MESSINA RECEIVES SPECIFIC GRAVITY (DENSITY) TEST RESULTS

Messina Minerals Inc. ("MMI" TSX Venture) has received results from specific gravity (density) testing on samples of massive sulphide mineralization from four holes at the Boomerang prospect on the Tulks South Property located in central Newfoundland. The massive sulphide intersections from holes GA04-11, GA05-12, GA05-15, and GA05-16 were submitted to Chemex Labs of North Vancouver, BC to determine the specific gravity ("S.G.") of the mineralization. These four drill holes have all been assayed for copper, lead, zinc, silver and gold and results reported previously (see NR February 28, 2005), with the exception of gold in GA05-16 reported below.

Specific gravity is one of four parameters, the others being width, height, and length of the zone, which are required to calculate tonnage. The Company has heretofore estimated the Boomerang sulphides to have a specific gravity of between 4.0 and 4.5.

The following table lists the intervals and weighted average specific gravity result for each of the first four holes drilled on L33E, in order of distance from surface:

Hole #	From(m)	To(m)	Interval(m)	S.G.
GA05-15*	217.6	226.5	8.9	3.51
GA05-12	248.25	261.3	13.05	4.22
GA04-11	274.7	288.6	13.9	4.45
GA05-16	360.9	367.65	6.75	4.31

*Specific gravity results from GA05-15 are available for only 8.9 meters from 217.6 to 226.5 meters downhole; the actual massive sulphide intercept is 11.1 meters from 215.4 to 226.5 meters in GA05-15.

In addition, the Company has received gold assay results for GA05-16; the massive sulphide interval from 360.9 to 367.65 meters (6.75 meters) assayed 0.82 g/t gold over the interval.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization is identified and a positive feasibility report is rendered. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


MESSINA
MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
TSX Venture Exchange: MMI

NEWS RELEASE **March 22, 2005**

MESSINA ("MMI") BOOMERANG DRILLING CONTINUES

Messina Minerals Inc. has completed four additional drill holes on L33E at the Boomerang prospect on the Tulks South Property located in central Newfoundland. The Company is testing both down-dip of hole GA05-16 and also up-dip of GA05-15 (see press release Feb. 28,2005) to fully delineate the height of the massive sulphide lens on L33E. Drilling on section L33+50E will follow. Samples from the four additional drill holes have been submitted to the laboratory for analysis. Assay results are pending; the Company expects to receive all results from these holes by early next week.

Drilling is continuing with both drill rigs operating. The Company has placed sufficient fuel and supplies that drilling can continue through spring break-up and into April without undue difficulty.

The Company has extensive mineral land holdings now totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Tel: (604) 688-1508 Fax: (604) 601-8253 Email: info@messinaminerals.com Website:www.messinaminerals.com



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **MARCH 16, 2005**

MESSINA ("MMI") OPTIONS MASSIVE SULPHIDE PROPERTY ADJACENT TO BOOMERANG

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Lloyd's River massive sulphide property from A.S.K. Prospecting Syndicate ("A.S.K. Syndicate") of Gambo, Newfoundland. The Lloyd's River property is comprised of three mineral licences encompassing 60 claims totaling 1,500 hectares in area. The claims are contiguous with and located 3.5 kilometers from Messina's recent Boomerang massive sulphide discovery on the Tulks South Property. During 2004 the A.S.K. Syndicate located angular massive sulphide boulders containing copper, lead, and zinc sulphides. Assay results and assay certificates were provided by A.S.K. Syndicate for 13 samples collected during 2004. Three of these samples were of massive sulphide mineralization and they assayed from 0.1% to 0.4% copper, 0.1% to 2.0% lead, 0.3% to 6.3% zinc, 20 to 46 g/t silver and 0.66 to 0.74 g/t gold.

The Company has made a cash payment of $25,000 and will issue 10,000 common shares to the A.S.K. Syndicate upon acceptance of the agreement by the TSX Venture Exchange. In order to exercise the option, the Company must pay $50,000 and issue 10,000 common shares on each of the first, second and third anniversaries of the acceptance date. The A.S.K. Syndicate has retained a 2% NSR, one-half of which may be purchased for $1,000,000.

The Company has extensive mineral land holdings now totaling 272 square kilometers including the Tulks South Property, the Long Lake Property, the Lloyd's River Property, and other claims staked directly by Messina. Messina is earning a 100% interest in the Tulks South and Long Lake properties from Noranda Inc. ("Noranda") subject to certain obligations as reported previously.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **February 23, 2005**

BOOMERANG DRILLING UPDATE

Drilling at the Boomerang prospect is continuing as planned. A total of two drill holes, GA05-12 and GA05-15, have been completed targeting the Boomerang massive sulphide horizon. An additional two holes, GA05-13 and GA05-14 were started and then abandoned before the target because of excessive hole deviation. A fifth hole, GA05-16, and the third hole of 2005 that could test the Boomerang massive sulphide target has begun and is on track so far but has not reached target.

The Company is testing above and below the massive sulphide intersection made in discovery hole GA04-11. The near-term objective of the 2005 drill program is to estimate the minimum height of the Boomerang massive sulphide lens on L33E. Given that discovery hole GA04-11 has an estimated true thickness of greater than 9 meters (reported Dec 10, 2004), and an estimated specific gravity (density factor) of between 4.0 and 4.5 which is typical of massive sulphides, the Company is attempting to estimate the height of the Boomerang massive sulphide lens before stepping out along strike to estimate the length. This information will allow the Company to assess the geometry and thereby the potential size of the target.

It is anticipated that the Company will be in a position to release assay and other results next week, following the completion and examination of hole GA05-16 and receipt and compilation of drill and assay data.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **February 21, 2005**

Vancouver, BC – Further to a news release dated February 3, 2005, Messina Minerals Inc. ("the Company") announces the completion of its private placement pursuant to which it raised $2,516,490 through the sale of 1,557,770 non flow-through units at a price of $1.35 per unit, and 257,667 flow-through units at a price of $1.50 per unit. Each flow-through and non-flow-through unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant to entitle the holder to purchase one common share of the Company at a price of $1.60 for the non-flow-through units and $1.75 for the flow-through units, for a period of one year from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on June 17, 2005.

The proceeds of the flow-through portion of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Boomerang Prospect on the Tulks South Property. Non-flow-through proceeds will be used for working capital purposes.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



MESSINA MINERALS INC.

NEWS RELEASE **February 3, 2005**

Messina Minerals Inc. today announced that it has arranged a non-brokered private placement of up to 2,000,000 units of its securities. Up to 1,000,000 units will be flow-through units at a price of $1.50 per unit and the balance of the units will be non-flow-through units at a price of $1.35 per unit. Each flow-through and non-flow-through unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share at a price of $1.75 for the flow-through units and $1.60 for the non-flow-through units for a period of one year. Warrants held by the holders of flow-through shares may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Flow-through units will convey income tax benefits to the purchasers and proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties. Non-flow-through proceeds of the placement will be used for working capital purposes.

The financing is subject to the approval of the TSX Venture Exchange.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com



MESSINA MINERALS INC.

NEWS RELEASE **February 2, 2005**

Messina Minerals is pleased to announce the appointment of Mr. Peter Mordaunt as Vice-President, Business and Corporate Development.

Mr. Mordaunt is a registered Professional Geoscientist with over 25 years of international management experience in a wide range of resource exploration, development and operating projects. As Chairman and President of Corner Bay Minerals, he successfully advanced the Alamo Dorado silver property from discovery, to delineation, through positive feasibility studies, and acquisition by a major mining company. Mr. Mordaunt is currently a senior officer and director of two TSX Venture listed resource exploration companies.

The Company also announces that it has granted 500,000 incentive stock options to certain employees, directors and/or consultants at a price of $1.60 per share, exercisable for a period of two years.

On behalf of the Board

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com



MESSINA MINERALS

NEWS RELEASE **January 24, 2005**

Vancouver, BC – Further to a news release dated December 17, 2004, Messina Minerals Inc. ("the Company") announces the completion of its private placement pursuant to which it raised $700,000 through the sale of 625,000 non flow-through units at a price of $0.80 per unit, and 200,000 flow-through units at a price of $1.00 per unit. Each flow-through and non-flow-through unit consists of one common share and one common share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non-flow-through units and $1.25 for the flow-through units, for a period of two years from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on May 20, 2005.

The proceeds of the flow-through portion of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Boomerang Prospect on the Tulks South Property. Non-flow-through proceeds will be used for working capital purposes.

In addition, since the September 30, 2004 fiscal year end the Company has received proceeds of $700,000 from the exercise of share purchase warrants and $258,000 from the exercise of incentive stock options.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI

MESSINA MINERALS

NEWS RELEASE **January 20, 2005**

The Company announces that it has granted **1,000,000** incentive stock options to certain employees, directors and/or consultants at a price of **$1.55** per share, exercisable for a period of two years.

On behalf of the Board

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com



MESSINA MINERALS

NEWS RELEASE **December 17, 2004**

Messina Minerals Inc. today announced that it has arranged a non-brokered private placement of up to 825,000 units of its securities. Up to 200,000 units will be flow-through units at a price of $1.00 per unit and up to 625,000 units will be non-flow-through units at a price of $0.80 per unit for gross proceeds of up to $700,000. Each flow-through and non-flow-through unit will be comprised of one common share and one common share purchase warrant entitling the holder to purchase one additional share at a price of $1.25 for the flow-through units and $1.00 for the non-flow-through units for a period of one year. Warrants held by the holders of flow-through shares may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Flow-through units will convey income tax benefits to the purchasers and proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties. Non-flow-through proceeds of the placement will be used for working capital purposes.

The Company is also pleased to announce the appointment on December 17, 2004 of Mr. Gary R. McDonald as a Director of Messina Minerals Inc.

Mr. McDonald has been a chartered accountant since 1976. From 1970 to 1983, he was employed by Coopers & Lybrand, Chartered Accountants, specializing in resource and mining audits and consulting work through exploration, development and commercial production stages for various clients. From 1983 to 1987, he was the Chief Financial Officer of Blackdome Mining Corporation where he oversaw the financial aspects of feasibility study, mine and mill construction, production start-up and early years of commercial production at the Blackdome Mine located west of Clinton B.C. Since 1987 he has been the Financial Administrator for Tupper Jonsson & Yeadon, Barristers & Solicitors, of Vancouver, B.C who specialize in resource industry securities work.

The Company has granted a total of 100,000 incentive stock options, exercisable at a price of $0.80 per share for a period of two years, to a director and a consultant.

The financing is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS,
MESSINA MINERALS INC.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **December 16, 2004**

NEW DISCOVERY OF GOLD MINERALIZATION

Messina Minerals Inc. has made a new discovery of gold-bearing quartz veining and associated alteration at the "228 Showing" on the Tulks South Property located in central Newfoundland.

A total of seven grab samples of various quartz veins were collected from one outcrop area within a 10 meter square area. One sample contained 87 ppb gold; the other six assayed 1.6 g/t, 3.1 g/t, 3.3 g/t, 14.1 g/t, 17.5 g/t, and 19.3 g/t gold.

An additional three grab samples were collected from strongly altered host rocks. One sample contained 5 ppb gold; the other two assayed 1.1 g/t and 2.7 g/t gold.

The discovery was made by the Company's prospectors. The geological significance of this discovery is unknown and the sampling is confined to a limited outcrop area. The area is now snow covered which will prohibit further evaluation of this zone until spring.

The 228 showing is located 21 kilometers north of the Company's new massive sulphide discovery at the Boomerang prospect also located on the Tulks South Property.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

All samples were analyzed by Eastern Analytical Limited of Springdale, Newfoundland. Gold was analyzed using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **December 16, 2004**

BOOMERANG GOLD ASSAYS FOR MASSIVE SULPHIDE INTERSECTION

Messina Minerals Inc. has received gold assay results from the massive sulphide intersected in drill hole GA04-11 at the Boomerang prospect on the Tulks South Property located in central Newfoundland.

The massive sulphide intersected in hole GA04-11 assays 1.0 g/t gold over the 13.9 meter subinterval described in the Company's news release December 10, 2004. Restating all the assays including gold, hole GA04-11 assayed 0.7% copper, 4.0% lead, 13.6% zinc, and 102 g/t silver and 1.0 g/t gold over the 13.9 meter massive sulphide interval from 274.7-288.6 meters.

Additional samples of footwall alteration including stringer stockwork mineralization from holes GA04-10 and GA04-11 have been submitted for analysis.

The Company has now received required exploration permits for the 2005 proposed program. Drilling has been suspended for Christmas break and is expected to resume as soon as practicable in January.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

All samples submitted to Eastern Analytical Limited are analyzed by industry standard methods for copper, lead, zinc, and silver using a nitric acid – hydrochloric acid digestion and the resulting solution analyzed by Atomic Absorption ("AA") spectroscopy. Gold is determined using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **December 8, 2004**

DRILLING HITS NEW DISCOVERY OF SIGNIFICANT MASSIVE SULPHIDES

Messina Minerals Inc. has made a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property located in central Newfoundland.

The second hole of the program, GA04-11 has intersected a 12.6 meter interval of massive sulphides at a vertical depth of 240 meters on grid line 33E. An 11.9 meter subinterval contains significant copper, lead, and zinc sulphides. The true thickness of the 12.6 meter massive sulphide is estimated to be 8.3 meters with an 80° (near vertical) dip.

GA04-11 was a step-out hole from hole GA04-10, the first of the drill program. GA04-10 intersected 8.5 meters of massive sulphides at a vertical depth of 190 meters on grid line 32E. The true thickness is estimated to be 5.5 meters. The mineralization in GA04-10 is comprised primarily of massive pyrite with some copper, lead, and zinc sulphides.

The intersection in GA04-11 occurs 100 meters east of and 50 meters vertically below the intersection in GA04-10. The intersection is open up-dip, down dip, and along strike.

Core samples from both drill holes have been submitted to the lab and results are pending.

Two drill holes completed by a previous exploration company are significant with respect to this new discovery. One old drill hole on grid line 35E intersected a unit described as chert and pyrite mud interpreted to represent the sulphide horizon 200 meters east of GA04-11 at 250 meters vertical depth. Another old drill hole on grid line 38E intersected 1.8 meters (estimated true thickness) of massive sulphides 500 meters east from GA04-11 at a vertical depth of 500 meters. This interval is interpreted as a different massive sulphide lens occurring at a deeper stratigraphic level than the massive sulphides intersected in the current program.

Drilling has been temporarily suspended for Christmas although preparation of drill set-up sites is continuing, as is logging and additional sampling of drill core. The Company is awaiting receipt of required exploration permits for the 2005 proposed program. Drilling is expected to resume as soon as practicable in January.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



MESSINA MINERALS

NEWS RELEASE December 7, 2004

LONG LAKE DRILL ASSAY RESULTS; DRILLING BEGINS AT BOOMERANG

Messina Minerals Inc. has received final assays from a recently completed diamond drilling program at the Long Lake Property. The drill has been moved 23 km to the southern end of Messina's Tulks South Property and drilling is underway testing the Boomerang base metal prospect. These properties are located in central Newfoundland, part of Messina's 257 square kilometer mineral lands holding prospective for zinc-copper-gold-silver massive sulphide deposits. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

The Long Lake Property 2004 drill program totaled 617.2 meters in four drill holes. Two holes, LL04-40 and LL04-41 tested the near surface eastern extension of the Main Zone massive sulphide lens with 100 meter and 400 meter step outs, respectively. Neither hole intersected massive sulphide mineralization, however both holes intersected zinc-bearing stringers and alteration. Weighted average assays for the alteration include intersections at 50 meters vertical depth of 2.1% zinc over 10.5 meters in LL04-40, and 0.5% lead and 1.9% zinc over 4.5 meters in LL04-41. These holes delimit the eastern extent of the Main Zone near surface, however the eastern extent is open at depth.

The hole LL04-42 tested a conductor 200 meters along strike from a narrow intersection of massive sulphides at the South Limb zone. The hole intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer sphalerite (zinc) and chalcopyrite (copper) from 13.1 meters to 72.0 meters downhole, which explains the conductor. The sections from 16.0 to 37.9 meters and 47.4 to 72.0 meters assayed 0.5% zinc over each interval. The intersections are significant because they document a previously unrecognized mineralized stockwork zone hosted by felsic volcanics that has exploration potential for base metals.

The hole LL04-43 was a 100 meter step-out to the west of a narrow intersection of massive sulphides at the East Zone. The hole intersected base metal mineralized stringers at the target horizon but no significant assays were obtained.

The drill has been transported from the Long Lake Property to the southern end of the Tulks South Property. Drilling has commenced testing the Boomerang prospect. The Boomerang prospect consists of a 2 kilometer long unit of altered and stringer mineralized felsic volcanic rocks overlain by sediments which has received limited previous exploration attention. The Company's drill program is testing for massive sulphide deposits near the felsic – sediment contact. One drill hole has been completed and a second hole is nearing completion. Assays from the first hole are pending from the lab.

Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI


MESSINA
MINERALS

MESSINA MINERALS

NEWS RELEASE December 2, 2004

Vancouver, BC – Further to a news release dated October 21, 2004, Messina Minerals Inc. ("the Company" announces the completion of its private placement pursuant to which it raised $177,000.00 through the sale of 1,180,000 flow-through units at a price of $0.15 per unit. The units consist of one flow-through common share and one non-flow-through share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $0.25 for a period of one year from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on March 23, 2005.

The proceeds of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Tulks South Property.

With his purchase of units in the private placement, Peter Tallman now holds or has control over 1,740,000 common shares in the Company, directly or indirectly, and holds warrants and options to purchase an additional 1,842,833 shares. If Mr. Tallman exercised his share purchase warrants and options in the absence of any other share issuance by the Company, he would hold 3,582,833 common shares representing 20.16% of the then issued capital of the Company.

Mr. Tallman acquired the units in the private placement for investment purposes.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI



MESSINA MINERALS

NEWS RELEASE **December 1, 2004**

Messina Minerals Inc. ("Messina") announces, subject to regulatory acceptance, a three month extension of the term of certain warrants due to expire December 5, 2004. A total of 2,666,667 warrants exercisable at a price of $0.25 per share will now expire March 5, 2005. A total of 800,000 Agents Warrants exercisable at $0.15 per share will now expire March 5, 2005.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI


MESSINA MINERALS

MESSINA MINERALS

NEWS RELEASE November 30, 2004

NEWFOUNDLAND EXPLORATION UPDATE

Messina Minerals Inc. has received exploration reports describing prospecting and mapping work completed during 2004 on two of its Newfoundland properties. Results of diamond drilling programs, including the program presently underway on the Company's Tulks South Property and the program just completed on the Long Lake Property, will be reported separately as assay results are received.

Work on the Fost Hill Gold Property, located on the southeastern part of the Great Northern Peninsula near White Bay, Newfoundland, was conducted during October 2004. The 2004 program included detailed mapping and prospecting around the area of the Fost Hill gold showing in an attempt to locate similar mineralization or alteration along strike. The program was unsuccessful in locating additional gold-bearing mineralization. No further work is recommended, and the property has been returned to the vendor.

The Costigan Lake base metals property, owned 100% by Messina, is located in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland, which are the focus of Messina's exploration activities. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2004 Costigan Lake work program consisted of prospecting and follow-up property scale mapping. Mapping has extended the area of altered felsics over a 1.5 kilometer strike length and the chert-magnetite exhalite over a 500 meter strike length. The work report recommends reconnaissance soil sampling followed by linecutting and detailed ground geophysics for the property during 2005.

Additional updates on exploration results from Messina's 2004 surface exploration programs on the Tulks South, Long Lake, and Eagle Properties will be reported as they are compiled.

The Company has extensive mineral land holdings in central Newfoundland totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, plus adjoining properties such as Costigan Lake. Messina is earning a 100% interest in these mineral lands from Noranda Inc. or owns a 100% undivided interest. Messina's properties are also prospective for mesothermal gold deposits, however the focus of the Company is on the zinc-copper massive sulphide potential of its properties.

Newfoundland exploration programs are supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI



MESSINA MINERALS

NEWS RELEASE **October 21, 2004**

FLOW THROUGH FINANCING

Messina Minerals Inc. has agreed to sell on a non-brokered private placement basis up to 1,400,000 flow-through units at the price of 15 cents per unit for gross proceeds of $210,000. Each flow-through unit comprises one flow-through common share and one non-flow-through share purchase warrant with each warrant entitling the holder to purchase a further non-flow-through share at the price of 25 cents during the first year.

Proceeds of the private placement will be used to incur Canadian Exploration Expenditures on the Company's central Newfoundland properties including further diamond drilling of the Tulks East massive sulphide prospect.

The private placement is subject to the approval of the TSX Venture Exchange.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI



MESSINA MINERALS

NEWS RELEASE October 20, 2004

LONG LAKE DRILLING UNDERWAY

Messina Minerals Inc. has commenced a diamond drilling program at the Long Lake Property located in central Newfoundland, part of Messina's 257 square kilometer mineral lands holding in central Newfoundland prospective for zinc-copper-gold-silver massive sulphide deposits and adjacent to the Company's Tulks South Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The Long Lake Property 2004 drill program totals a planned 550 meters and will test the Main Zone, the East Zone, and the South Limb massive sulphide prospects, as well as providing material for mineralogical and metallurgical characterization. Continued drilling of other targets will follow, with drilling expected to continue through November 2004.

In general, work on the Long Lake project area by Messina and others has included approximately 15,600 meters of drilling in 64 drill holes that has identified four zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the Lucky Gnome, Main Zone, East Zone, and South Limb prospects.

The Main Zone deposit has a known strike length of 300 meters and has been intersected to a vertical depth of 500 meters. Noranda Inc. in 1997 calculated an inferred mineral resource for the Main Zone massive sulphide (also reported in the Newfoundland government Mineral Occurrence Database 012A/06/Zn-004) of 1 million tonnes grading 10.9 % zinc, 1.7% copper, 1.3% lead, 33 g/t silver, and 0.8 g/t gold based on 12 drill holes. This is an historical estimate of mineralization and is consistent with current 43-101 classifications, however these figures do not include four shallow holes that also intersected mineralization drilled in 2002 by a previous operator. Messina has not done the work necessary to verify the classification of the resource, the historical estimate is not being treated as a NI43-101 defined resource verified by an independent QP and therefore should not be relied upon. The Main Zone mineralization remains open for expansion in all directions.

The South Limb is interpreted as the synclinal fold repetition of the Main Zone massive sulphide horizon situated between 50 to 200 meters to the south. Two holes have intersected high grade mineralization; the best intersection in LL97-31 grades 31.2% zinc, 4.4% lead, 0.4% copper, 102.8 g/t silver, and 1.4 g/t gold over a true width of 0.4 meters. The South Limb mineralization is open in all directions.

The East Zone is interpreted as a fold repetition of the Main Zone / South Limb stratigraphy situated 1.5 kilometers to the east. Mineralization has been intersected in three widely spaced drill holes over a 500 meter strike length. The best drill hole, LL97-36, intersected 25% zinc, 1.7% lead, 0.3% copper, 27.6 g/t silver, and 1.0 g/t gold over an estimated true thickness of 0.3 meters. The East Zone mineralization remains open in all directions.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI

The focus of the Company is on defining the zinc-copper massive sulphide potential of its mineral lands. The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Long Lake Property and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com



MESSINA MINERALS

NEWS RELEASE October 7, 2004

SUMMARY RESULTS AT TULKS EAST PROSPECT AND EXPLORATION UPDATE

Messina Minerals Inc. has received final assay results from the diamond drilling program on the Tulks East massive sulphide deposit on the Tulks South Property, located in central Newfoundland. Drilling is expected to resume on Messina's properties later this month.

In general, work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 81 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

The 2004 Tulks East drilling program included a total of 474 meters of drilling in 6 holes completed. This program was designed to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. Holes TE04-80, 82, 85, and 84 were drilled 35 meters apart testing near surface over a strike length of 100m from west to east. Holes TE-84, 83, and 81 were drilled on the same section line to test depth continuity. Hole TE04-81 was collared 150 meters behind TE04-84 and was the deepest hole of the program.

Holes TE04-80, TE04-81, and TE04-82 all hit high-grade B Zone massive sulphide mineralization. Assay results from these holes have been reported previously (see August 16, 2004 news release). Holes TE04-83 and TE04-85 both successfully intersected the target high-grade B Zone mineralization. Hole TE04-84 was drilled overtop of and therefore missed the B Zone target, however it did intersect underlying A Zone pyritic mineralization.

Hole ID	Zone	From (m)	To (m)	Int (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE0480*	B Zone	9.75	12.30	2.55	0.6	0.7	7.5	45.2	0.6
TE0481*	B Zone	140.20	141.95	1.75	0.9	2.8	11.0	174.0	1.1
TE0482*	B Zone	47.10	52.50	5.40	0.5	0.9	5.5	56.1	0.6
TE0483	B Zone	80.20	81.60	1.40	5.0	1.5	6.8	80.2	0.3
TE0484	B Zone Hole drilled overtop B Zone								
TE0484	A Zone	10.10	16.20	6.10	0.6	0.0	0.8	7.3	0.4
TE0485	B Zone	11.00	11.75	0.75	0.1	6.2	11.4	147.3	0.4

* reported August 26, 2004

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI

These results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface. The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received a mineralogical assessment of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario as part of a larger study that will also assess the metallurgical characteristics of this mineralization. The mineralogical assessment is positive in that the base metal-bearing sulphides have simple grain relationships and textures which should permit a clean separation of zinc- from copper-sulphides. The full text of the report is available on Messina's website under the Tulks South Property heading.

The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest. The focus of the Company is on the zinc-copper massive sulphide potential of its mineral lands. The 2004 field program includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties.

The Tulks South Property work including the Tulks East drill program is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 27, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 27, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 27th day of February, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX

PRESS RELEASE

February 27, 2006

Messina Minerals ("MMI") New Discovery of 12.1% Zinc Massive Sulphides at "Domino"

HIGHLIGHTS:

* Hole GA06-96 has intersected 10.58 meters of zinc-rich massive sulphides assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold, with a sub-interval of 3.63 meters assaying 0.5% copper, 7.4% lead, 12.1% zinc, 219 g/t silver and 1.4 g/t gold.

* This is a new target, "Domino". The interval is on section 3700E located 350 meters east of the eastern end of the Boomerang massive sulphide lens. The intersection is open up-dip, down dip, and along strike.

* The Domino target is possibly an 800 meter long gravity (density) anomaly now shown to contain massive sulphides extending approximately from 3100E to 3900E and parallel to and distinct from the Boomerang anomaly.

* The Boomerang gravity anomaly is 500 meters long, and drilling through 2005 has shown massive sulphides to correspond to at least 400 meters of this length that remains open to the west.

DOMINO MASSIVE SULPHIDE DISCOVERY

Messina Minerals Inc. ("MMI") has discovered a new zone containing massive sulphide zinc, lead, copper, silver, and gold mineralization at the Domino zone within the Tulks South Property located in central Newfoundland, Canada.

The second hole of the 2006 program, GA06-96 intersected a 10.58 meter interval of massive sulphides at a vertical depth of 475 meters on section 3700E. A 3.63 meter subinterval contains significant lead and zinc sulphides assaying 0.5% copper, 7.4% lead, 12.1% zinc, 219 g/t silver and 1.4 g/t gold, within a broader 10.58 meter interval assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold. The true thickness of the 10.58 meter massive sulphide is estimated to be 9.2 meters with an 82° (near vertical) dip. The intersection is open up-dip, down dip, and along strike.

GA06-96 is a step-out from GA06-95, the first of the drill program. GA06-95 intersected approximately 20 meters of stringer and semi-massive sulphides at a vertical depth of 550 meters on section 3800E, located 100 meters west of and 75 meters vertically below the intersection in GA06-96. The mineralization in GA06-95 is comprised primarily of pyrite.

In 1997 hole GA97-05 drilled on 3800E by a previous explorer intersected massive sulphides from 555.5m to 557.1m assaying 0.5% copper, 3.5% lead, 10.8% zinc, 103 g/t silver and 1.0 g/t gold over 1.6 meters length within a broader zone from 555.5m to 567.1m assaying 0.4% copper, 1.2% lead, 3.0% zinc, 85 g/t silver and 0.4 g/t gold

over 11.6 meters at a vertical depth of 515 meters. The intersection is interpreted to indicate the GA06-96 massive sulphide mineralization extends at least 100 meters along strike to the west and has a vertical component of at least 40 meters. The interval is coincident with a gravity (density) anomaly extending from approximately 3100E to 3900E, parallel to and distinct from the Boomerang gravity anomaly.

Two reference maps entitled "Photo Mosaic Plan Map of Boomerang, Domino, and Zinc Zone" and "Gravity Plan Map of Boomerang, Domino, and Zinc Zone" can be found at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps".

The 2006 exploration program underway on the Tulks South Property in central Newfoundland is budgeted to include a minimum of 15,000 meters of drilling with an anticipated minimum overall expenditure of $2.2 million.

Following Messina's 2004 high-grade base metal discovery at the Boomerang Prospect, continued drilling throughout 2005 has shown the Boomerang massive sulphide mineralization so far to have an average thickness of approximately 10 meters, a vertical height varying from approximately 60 meters to greater than 200 meters, and a strike length of approximately 400 meters measured between sections 3350E to 2950E.

Boomerang area mineralization is comparable to that mined from Buchans located 55 kilometers to the northeast. Buchans produced 16.2 million tonnes of sulphide ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold from five different ore lenses found within an area approximately 5 by 3 kilometers in size; possibly analogous to the area containing Messina's Boomerang, Zinc Zone, Baxter Pond, Pats Pond Brook and Domino massive sulphide targets.

The Company has extensive mineral land holdings totaling 260 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of feasibility costs to that point, or revert to a 2% net smelter return royalty.

Messina also invites you to attend the 2006 Prospectors and Developers Association of Canada Convention held at the Metro Toronto Convention Centre. Be sure to visit Messina at Booth #2310 in the Investors Exchange from March 5th to March 8th, and also to visit Messina's display of project results and drill core in the Core Shack March 7th and 8th. The Domino mineralization will be on display there.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc., is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —


RECEIVED
2006 APR 12 A 11: 26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 2, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 2, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 2nd day of February, 2006.

"Peter Tallman"

Peter Tallman, President


MESSINA
MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX
TSX Venture Exchange

P R E S S R E L E A S E

February 2, 2006

Messina Minerals ("MMI") 2006 Exploration and Drilling

Messina Minerals Inc. ("MMI") has commenced 2006 diamond drilling at the Boomerang Massive Sulphide discovery within the Tulks South Property located in central Newfoundland, Canada. The 2006 exploration program in central Newfoundland is expected to include a minimum of 15,000 meters of drilling with an anticipated minimum overall expenditure of $2.2 million.

Following Messina's 2004 high-grade base metal discovery at the Boomerang Prospect, continued drilling throughout 2005 has shown the Boomerang massive sulphide mineralization so far to have an average thickness of approximately 10 meters, a vertical height varying from approximately 60 meters to greater than 200 meters, and with a strike length of approximately 400 meters measured between section lines 3350E to 2950E.

Messina will focus on continued exploration within its Tulks South Property to test for:
a) extensions of the known Boomerang mineralization
b) additional lenses of Boomerang-style mineralization in close proximity to Boomerang
c) other Boomerang-type targets elsewhere on the property.

Boomerang mineralization is comparable to ore mined from Buchans located 55 kilometers to the northeast. Buchans produced 16.2 million tonnes of sulphide ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold from five different ore lenses found within an area approximately 5 by 3 kilometers in size; possibly analogous to the area containing Messina's Boomerang, Zinc Zone, Baxter Pond, Pats Pond Brook and Boomerang-Domino massive sulphide targets.

Drilling has begun at the Boomerang-Domino massive sulphide target. In 1997 hole GA97-05 drilled here by a previous explorer intersected massive sulphides from 555.5m to 557.1m assaying 0.5% copper, 3.5% lead, 10.8% zinc, 103 g/t silver and 1.0 g/t gold over 1.6 meters length within a broader zone from 555.5m to 567.1m assaying 0.4% copper, 1.2% lead, 3.0% zinc, 85 g/t silver and 0.4 g/t gold over 11.6 meters. The Boomerang-Domino target lies over 400 meters away to the northeast from the known Boomerang mineralization and may lie 75 meters stratigraphically beneath the Boomerang massive sulphide lens.

Drilling during 2006 will test the Zinc Zone target area that was shown by drilling in late 2005 to be the along-strike western continuation of the Boomerang geological sequence. The Zinc Zone target is comprised of a one kilometer long gravity (density) anomaly from 2600E to approximately 1600E with corresponding anomalous zinc-in-soils over a 400 meter portion of the gravity anomaly. Holes drilled in 2005 on section 2600E testing for the western extent of the Boomerang mineralized lens intersected massive and semi-massive pyrite zones. Drilling in 2006 will continue to test for extension of the Boomerang mineralization to the west of section 2600E.

Drilling is also expected to target the Tulks East A Zone during 2006, located 21 km northeast of Boomerang. One Messina drill hole TE05-86 intersected 9.65 meters massive sulphides grading 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver and 0.3 g/t gold at Tulks East A Zone (NR October 26, 2005). This represents the best interval drilled at the A Zone, and extends the A Zone 100 meters to 325 meters known length.

A 100 line kilometer grid was cut late in 2005 covering the area of the Tulks East massive sulphide prospect. A detailed gravity (density) survey has been completed over the entire grid which is expected to allow comparison of Boomerang to the Tulks East target area. Preliminary results indicate a strongly anomalous response at Tulks East. Final compiled results from the gravity survey are expected by April 2006 including a description of new targets generated by this survey.

A map showing the location of the various prospects within Messina's central Newfoundland properties is found at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps" by clicking *Messina Central Newfoundland Prospects Location*.

The Company has extensive mineral land holdings totaling 264 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of feasibility costs to that point, or revert to a 2% net smelter return royalty.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 13, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 13, 2006 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 13th day of January, 2006.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50 TSX Venture Exchange

PRESS RELEASE

January 13, 2006

Messina Minerals Warrant Extension

Messina Minerals Inc. ("MMI") announces that the expiry date of 778,885 warrants exercisable at $1.60 per share and 137,834 warrants exercisable at $1.75 per share has been extended to February 16, 2007, subject to regulatory acceptance.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 20, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 20, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 20th day of December, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **December 20, 2005**

MESSINA MINERALS ("MMI") BOOMERANG DECEMBER DRILL RESULTS

Messina Minerals Inc. ("MMI") has completed and assayed eleven new drill holes on sections between 3050E and 2600E testing a 450 meter length of the western extension of the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. This drilling targeted the area between the end of the Boomerang gravity (density) anomaly at section 3000E and the beginning of the Zinc Zone gravity anomaly at 2600E, in addition to defining section heights on 3050E and 3000E.

Massive sulphides were newly intersected on section 2950E, extending the Boomerang strike length to 400 meters between 3350E and 2950E. Drilling targeted the height below surface the Boomerang mineralization is presumed to occur at; the Boomerang mineralization may also occur shallower or deeper than the Company's recent tests of sections reported here, and particularly between sections 2950E to 2600E.

Boomerang Drilling Results

Section 3050E
Hole GA05-79 intersected 14.0 meters of Boomerang massive sulphides (reported November 14, 2005.) Holes GA05-85 and GA05-88 drilled on Section 3050E also intersected high-grade massive sulphides, as tabulated below.

SECTION 3050E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-88	1154	-251	266.7	276.22	9.52	7.5	0.4	4.4	5.8	189	3.4
GA05-79*	1139	-266	284.5	298.5	14.0	10.8	0.7	5.5	7.7	179	4.0
GA05-85	1122	-283	307.2	310.9	3.7	2.7	0.5	4.8	13.5	115	1.5

(* Previously reported NR November 14, 2005)

Section 3000E
Hole GA05-83 intersected 10.65 meters of Boomerang massive sulphides (reported November 21, 2005.) Holes GA05-86 and GA05-89 were drilled on Section 3000E; hole GA05-89 intersected base metal-bearing massive sulphides as tabulated below.

SECTION 3000E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-83*	1145	-260	277.7	288.4	10.65	8.2	0.6	5.2	11.6	173	2.4
GA05-89	1126	-279	299.92	307.05	7.13	5.2	0.4	2.3	4.6	86	1.0
GA05-86	1102	-303					No significant assay				

(* Previously reported NR November 21, 2005)

Section 2950E

Hole GA05-90 and GA05-94 (the last of the 2005 program) each intersected significant thicknesses of Boomerang massive sulphides with low but significant quantities of base and precious metals as tabulated below. These intersections extend the Boomerang massive sulphide in strike length to 400 meters.

SECTION 2950E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-94	1144	-261	280.90	287.25	6.35	4.9	0.2	0.9	1.0	61	1.0
GA05-90	1132	-273	297.15	302.90	5.72	4.3	0.2	2.6	3.2	112	1.5

Sections 2900E to 2600E

A total of six holes were drilled in the 300 meter interval from 2900E to 2600E sections; one on 2900E, two on 2800E, and three on 2600E. All holes intersected pyritic massive and semi-massive sulphides hosted by black chert that is a signature of the Boomerang horizon. This type of signature mineralization occurs in close proximity to high-grade mineralization in the heart of the Boomerang mineralized zone. Drilling has shown that the "Boomerang" anomaly (section 3400E to 3000E) continues through and merges with the "Zinc Zone" anomaly (section 2600E to 1600E) and that these two (formerly) distinct targets are one and the same.

Drilling targeted the height below surface the Boomerang mineralization is presumed to occur at; the Boomerang mineralization may occur shallower or deeper than the Company's recent tests of the sections from 2950E to 2600E as the mineralization is affected by both folding and faulting. Re-logging programs over the winter will concentrate on better understanding these structures in order to target possible fault or fold repetitions of the Boomerang mineralization within the Zinc Zone stratigraphy.

The 2005 drilling program is now complete. One drill is expected to resume testing the Boomerang area in the New Year; this drill has been pre-positioned to enable resumption of drilling without undue weather delay and without the necessity of plowing snow-covered roads. Two other drills will undergo necessary servicing and are anticipated to resume drilling in March 2006 subject to weather conditions.

The Company has also received a report summarizing 2005 exploration efforts on the Lloyd's River property option (see News Release March 16, 2005). Work undertaken failed to discover the source of a massive sulphide boulder and the report recommends no additional work be undertaken here. Consequently, the Company has terminated its option to acquire the Lloyd's River property.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 6, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 6, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of December, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA
MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


2005venture50
TSX venture EXCHANGE
TSX

NEWS RELEASE **December 6, 2005**

Messina Minerals Inc. Named To 2005 TSX VENTURE 50

Messina Minerals Inc. was today named to the 2005 TSX Venture 50™, the first ever ranking of Canada's top emerging public companies listed on TSX Venture Exchange.

The TSX Venture 50 are the top 10 companies in each of five major industry sectors – mining, oil & gas, technology, life science and diversified industries – based on a ranking formula with equal weighting given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume. All data was as of August 31, 2005.

"Being named to the TSX Venture 50 is a tremendous recognition for our accomplishments and a significant milestone as a company" said Peter Tallman, President and CEO of Messina Minerals Inc.

Mr. Tallman has guided Messina's successful base and precious metal exploration program in the historic Buchans mining area of Newfoundland, where drilling continues to outline the economic potential for the newly discovered "Boomerang" lens of massive sulphide (zinc, lead, copper, gold and silver) mineralization.

On behalf of the Board of Messina Minerals Inc.

"Gary McDonald"

C.F.O. and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 21, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 21, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network and Canada Stockwatch.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 21st day of November, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **November 21, 2005**

MESSINA MINERALS ("MMI") BOOMERANG HITS 17.4% BASE METALS, 2.4 g/t GOLD OVER 10.65 METERS ON ANOTHER 50 M STEP-OUT

Highlights

* Boomerang drill hole GA05-83 intersected 10.65 meters massive sulphides grading 2.4 g/t gold, 173 g/t silver, with 11.6% zinc, 5.2% lead, and 0.6% copper on section 3000E which is a new 50 meter step-out to the west from the last reported Boomerang mineralization on section 3050E. A notable 3.15 meter subinterval contained 22.6% zinc, 8.5% lead, and 0.6% copper with 2.1 g/t gold and 228 g/t silver.

* Boomerang high-grade massive sulphides now extend from sections 3350E to 3000E for a strike length distance of 350 meters. The length of the Boomerang mineralization has expanded by 100 meters in the past week.

Boomerang Drilling Results

Messina Minerals Inc. has received assay results from one drill hole testing section 3000E as a new 50 meter step-out from known mineralization at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

The first hole drilled on section 3000E, GA05-83, intersected 10.65 meters massive sulphides (8.2 meters true width) grading 11.6% zinc, 5.2% lead, 0.6% copper, 173 g/t silver and 2.4 g/t gold. A notable 3.15 meter subsection cited in "Highlights" assayed very high grade zinc (22.6% Zn) and 32% combined base metals over this interval.

This intersection on 3000E is a new 50 meter step-out to the west from the previous westernmost mineralization on section 3000E (NR November 14, 2005). Boomerang high-grade massive sulphides now extend from 3350E to 3000E along a strike length distance of 350 meters.

Ongoing Exploration Drilling Update: Big Step Outs To West

Drill holes on sections 2800E and 2600E, 200 and 400 meters to the west respectively from the new intersection in GA05-83 have been targeted to intersect the Boomerang stratigraphic sequence and results are anticipated shortly. Additional drilling will continue to test sections between 3050E and 2800E for the balance of the current drilling season as weather allows.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 14, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 14, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 14th day of November, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **November 14, 2005**

MESSINA MINERALS ("MMI") BOOMERANG HITS 19% BASE METALS, 5.6 g/t GOLD OVER 6.7 METERS ON 50 M STEP-OUT

Highlights

Significant highlights from the on-going exploration program include:
* Boomerang drill hole GA05-79 intersected 14.0 meters massive sulphides grading 4.0 g/t gold, 179 g/t silver, with 7.7% zinc, 5.5% lead, and 0.7% copper on section 3050E which is a new 50 meter step-out to the west from the last reported Boomerang mineralization on section 3100E. A notable 4 meter subinterval contained 8.5 g/t gold, 239 g/t silver with 13.5% combined base metals.

* Boomerang high-grade massive sulphides are now known to extend from sections 3350E to 3050E for a strike length distance of 300 meters.

Boomerang Drilling Results

Messina Minerals Inc. has received assay results from six drill holes from sections 3050E and 3400E from drilling during October 8 to November 14 at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

The first hole drilled on section 3050E, GA05-79 has been completed which intersected 14.0 meters massive sulphides (10.8 meters true width) grading 7.7% zinc, 5.5% lead, 0.7% copper, 179 g/t silver and 4.0 g/t gold. A 6.7 meter subinterval assayed 10.7% zinc, 7.4% lead, 0.9% copper, 227 g/t silver and 5.6 g/t gold which includes the notable 4 meter interval cited in "Highlights" which assayed 8.5 g/t gold plus base metals and silver. Individual assay intervals for GA05-79 are posted on the company's website.

This intersection on 3050E is a new 50 meter step-out to the west from the previous westernmost mineralization on section 3100E (NR August 8, 2005). Boomerang high-grade massive sulphides are now known to extend from 3350E to 3050E along a strike length distance of 300 meters.

A total of five drill holes on section 3400E returned anomalous but not significant assays at the Boomerang zone on this section. Section 3400E is a 50 meter step-out to the east of the last reported Boomerang mineralization on section 3350E (NR August 31, 2005) which did intersect significant mineralization.

Other Drilling Results and Update

The drill program during the period September and early October tested other geological targets and areas that required assessment expenditures within Messina's extensive property holdings. Targets tested included the Long Lake property Lucky Gnome showing, the Costigan Lake property Three-Fives showing, and a regional program on the Tulks South property testing Baxter Pond, the eastern deep extension of Boomerang, and Tulks East. A total of 11 holes successfully intersected alteration and generated new geological targets for additional follow-up, but with no significant assay results. One additional hole, TE05-86 at Tulks East intersected significant mineralization and has been reported (news release October 26, 2005).

All three drills have been returned to test the western extension of the Boomerang discovery and will continue to drill there until the Christmas break. Drilling is underway simultaneously testing sections 3000E, 2800E, and 2600E.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 27, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 27, 2005 through the facilities of Canada Stockwatch and CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 31st day of October, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **OCTOBER 27, 2005**

MESSINA MINERALS ("MMI") DRILLING DISCOVERS ZINC MASSIVE SULPHIDES AT TULKS EAST "A ZONE"

Highlights

Significant highlights from the on-going exploration program include:
* Drill hole TE05-86 intersected 9.65 meters massive sulphides grading 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver and 0.3 g/t gold at Tulks East A Zone. This represents the best interval drilled at the A Zone, and extends the A Zone 100 meters to 325 meters known length. Approximately 1,000 meters of gravity (density) anomaly associated with the A Zone remains to be tested. Tulks East is located 21 km northeast of Boomerang.

* A new discovery of massive sulphides in outcrop has been made at "Middle Tulks" located 3.5 kilometers to the southwest of Tulks East and approximately 17 kilometers northwest of Boomerang. Massive sulphide is exposed over a one meter width and returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. A nearby boulder assayed 5.6% copper and 0.9% zinc.

* Drilling update: one drill continues to test Boomerang section 3400E; one drill is testing the Zinc Zone target which is the along strike continuation of Boomerang and is situated 500 meters to the southwest of Boomerang: one drill continues to test Tulks East A Zone. Assays from Boomerang and Zinc Zone drilling are pending. Zinc Zone assays are expected within one week; Boomerang drill results will be reported upon completion of section 3400E.

Tulks East A Zone Discovery

Messina Minerals Inc. has discovered massive sulphide mineralization containing zinc, copper and lead sulphides at the Tulks East "A Zone" on the Tulks South Property located in central Newfoundland. The discovery is an extension of a known prospect containing massive pyrite. Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

Hole TE05-86, the first of the 2005 Tulks East drill program, **has intersected a 9.65 meter subinterval of massive sulphides from 338.45 to 348.1 meters which assays 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver, and 0.3 g/t gold.** This occurs within a 22.25 meter interval of massive sulphide mineralization from 338.45 to 360.7 meters at a vertical depth of approximately 260 meters. The true thickness of the 22.25 meter massive sulphide is estimated to be 18 meters with an 80° (near vertical) dip.

TE05-86 is a 100 meter step-out to the northeast from hole TE99-04 (drilled by a past explorer) which intersected 30.5 meters of massive sulphides with a 7.0 meter subinterval containing 5.1% zinc and 0.3% copper. The A Zone was discovered in the late 1970's and tested along a 225 meter length prior to hole TE05-86. The distribution of zinc and copper within the A Zone exhibits zonation. Holes contain pyrite with low base metals to the southwest; the amount of metals and particularly zinc generally increases to the northeast. The Company has interpreted this metal increase to be consistent with classic zonation models in volcanic-hosted massive sulphide deposits.

The A Zone is now extended to 325 meters in length. The maximum thickness of the massive sulphide lens approximates 25 meters true thickness and has considerable tonnage potential; particularly so if metal grades continue to increase to the northeast. A 1980's vintage gravity (density) survey indicates an anomaly 1,300 meters

in length. The anomaly continues for 1,000 meters beyond TE05-86 and is open for drill testing. The Company is completing 100 line kilometers of linecutting starting at Tulks East. A gravity survey is in progress; partial results indicate a density anomaly coincident with the Tulks East A Zone however the full extent remains to be surveyed.

Messina in 2004 targeted massive sulphides at the Tulks East B Zone lens (see News Release October 6, 2004) which returned positive results. The B Zone is a parallel lens situated 10 meters above the A Zone.

Middle Tulks Prospecting Discovery

The Company's prospectors have discovered a new zone of outcropping massive sulphides in the Middle Tulks area of the Tulks South Property, located 17 kilometers northeast of the Boomerang discovery and approximately 3,500 meters southwest along strike from the Tulks East prospect. The Middle Tulks sulphide zone was exposed over a one meter width and is comprised primarily of pyrite with visible zinc-sulphides (sphalerite). One sample returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. Two large 500 pound boulders of pyritic massive sulphides and one smaller boulder assaying **5.6% copper and 0.9% zinc** have been located nearby and are considered to be close to their primary source and related to the new outcrop discovery. In addition, an associated and distinctive zone of massive chlorite-pyrite footwall alteration zone has been recognized (the plumbing system) and traced over 600 meters along strike. Drill targets will be identified here upon completion of the gravity survey.

DRILLING UPDATE

Three drills are presently working. Drilling is continuing at the Boomerang discovery. One drill is testing section 3400E; a 50 meter step-out to the east from section 3350E. One drill is testing the "Zinc Zone" target located 500 meters to the southwest which is the along-strike continuation of the Boomerang mineralized horizon. One drill continues to test the Tulks East A Zone. Assay results from core samples of Zinc Zone and Boomerang are expected shortly. A full description of these and other completed programs will be released upon receipt of all assay results.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 5, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 5, 2005 through the facilities of Canada Stockwatch and CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 5th day of October, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx:
604.601.8253
Web: www.messinaminerals.com
Email:
info@messinaminerals.com

NEWS RELEASE **OCTOBER 5, 2005**

Messina Closes $4.17 Million Dollar Financing

Messina Minerals Inc. (the "Company") announces that both the brokered and non-brokered private placements, previously announced on September 6, 2005, have closed. The Company has issued a total of 2,528,212 flow-through shares at a price of $1.65 per share to raise gross proceeds of $4,171,550.

Pacific International Securities Inc. and **Dundee Securities Corporation** (the "Agents") acted as Agents with respect to the sale of 2,308,000 flow-through shares. A number of Canadian resource funds participated in the brokered private placement. The Company paid the Agents cash commissions of $266,574 and issued a total of 184,640 Agents' Warrants pursuant to the Agency Agreement. The Agents' Warrants will entitle the holder to purchase one common share for a period of one year from the closing date at an exercise price of $1.65. Proceeds from the offering will be used primarily to finance further drilling on the Company's new Boomerang zinc-copper-lead-gold-silver discovery on the Tulks South Property. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2005 taxation year.

The securities are subject to a hold period expiring February 6, 2006.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

This news release, required by applicable Canadian laws, is not for distribution to U.S. news wire services or for dissemination in the United States, and does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. The foregoing arrangements are subject to regulatory acceptance.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 6, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 6, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of September, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

Messina Arranges $4,999,500 Private Placement

Messina Minerals Inc. is pleased to report that it has arranged a brokered private placement to raise $4,504,500 and a non-brokered private placement to raise $495,000 for total gross proceeds of up to $4,999,500. The company will issue up to 3,030,000 flow through shares at a price of $1.65 per share.

Pacific International Securities Inc. and Dundee Securities Corp. (the "Agents") will act as the Agents to place up to 2,730,000 flow through shares. The Agents will receive a commission equal to 7 % of the gross proceeds from the sale of their portion of the offering and they may elect to receive the commission in either cash and / or shares at a deemed price of $1.65 per share. The Agents will also be granted non-transferable warrants equal in number to 8 % of the number of shares sold by them. The Agents' Warrants will entitle them to purchase one additional common share for a period of one year from the closing at an exercise price of $1.65.

Proceeds from this financing will be used for drilling the new Boomerang zinc-copper-lead-gold-silver discovery and for other exploration expenses on Messina's Newfoundland projects.

This news release, required by applicable Canadian laws, is not for distribution to U.S. news wire services or for dissemination in the United States, and does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. The foregoing arrangements are subject to regulatory acceptance.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT


RECEIVED
2005 APR 12 A 11:

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 6, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 6, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of September, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **SEPTEMBER 6, 2005**

Messina Minerals is pleased to announce the appointment of Mr. Kerry Sparkes, P.Geo as Vice-President, Exploration. Mr. Sparkes was instrumental in the discovery and delineation of the Voisey's Bay deposits for Archean Resources and Voisey's Bay Nickel Company Ltd., and has worked extensively in Newfoundland for Noranda Inc..

The Company also announces that it has granted 325,000 incentive stock options to certain employees, directors and/or consultants at a price of $1.51 per share, exercisable for a period of two years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**


RECEIVED
2006 APR 12 A 11:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 31, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 31, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act &
Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 31st day of August, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **AUGUST 31, 2005**

MESSINA ("MMI") BOOMERANG DRILLING EXTENDS HEIGHT OF MINERALIZATION ON SECTIONS 3250E AND 3350E; TRACES BOOMERANG STRATIGRAPHY 6.5 KM

Highlights

Significant highlights from the on-going drill program include:

* Mineralization on section 3350E has been extended up dip 30 meters and now totals an estimated 160 meters of height.
* Mineralization on section 3250E has been extended up dip 46 meters and now totals an estimated 170 meters of height.
* Drill hole GA05-66 on 3350E intersected 5.7 meters massive sulphides grading 14.9% zinc, 0.6% copper, 2.5% lead, 67 g/t silver and 0.7 g/t gold.
* Drill hole GA05-62 on 3350E intersected 3.8 meters massive sulphides grading 11.2% zinc, 0.7% copper, 2.2% lead, 97 g/t silver and 1.1 g/t gold.
* Drill results confirm potential for expansion of mineralization up-dip on adjoining sections, as well as along strike to the east and west.
* Surface mapping extends the Boomerang target horizon to 6.5 kilometers strike length; locates massive sulphide occurrences on surface.

Boomerang Drilling Results

Messina Minerals Inc. has received assay results from eleven drill holes on sections 3250E and 3350E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. These holes were drilled to test up-dip for zinc mineralization closer to surface following the intersections of zinc in holes drilled on section 3300E. All holes drilled on each of the sections are reported here including previous results; new results are marked with an asterisk (*).

Table 1: Section 3350E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-59*	1325	-80					No significant assay				
GA05-56*	1289	-116	131.45	132.45	1.0	0.8	1.9	4.8	5.4	164	3.6
GA05-64*	1238	-167					No significant assay				
GA05-62*	1207	-198	218.5	222.3	3.8	3.2	0.7	2.2	11.2	97	1.1
GA05-36	1177	-228	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
GA05-33	1163	-242	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
GA05-66*	1136	-269	308.5	314.2	5.7	4.8	0.6	2.5	14.9	67	0.7
GA05-31	1104	-301	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	1091	-314	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	1051	-354	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

Table 2: Section 3250E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-53*	1314	-91					No significant assay				
GA05-51*	1303	-102					No significant assay				
GA05-63*	1257	-148					No significant assay				
GA05-61*	1218	-187	204.0	209.9	5.9	5.0	0.4	3.0	3.5	94	2.8
GA05-58*	1194	-211	221.75	231.25	9.5	8.1	0.4	2.0	4.0	73	1.4
GA05-32	1172	-233	259.4	277.7	18.3	14.4	0.5	3.3	5.2	115.3	2.5
GA05-25	1137	-268	274.0	302.9	28.9	20.9	0.5	1.8	6.6	80.2	0.8
GA05-30	1099	-306	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84.2	1.0
GA05-65*	1061	-344					No significant assay				

The Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The height of mineralization intersected on three sections has been estimated to be 160 meters, 325 meters, and 170 meters respectively on 3350E, 3300E, and 3250E. The Boomerang zone remains open to the west, remains open up-dip and down-dip on other sections, and remains open to the east for 150 meters. Three drills are currently operating; two drills are continuing to test the Boomerang discovery and a third is targeting the Boomerang horizon along strike to confirm the presence of the Boomerang stratigraphy (see discussion below).

Boomerang Surface Results

New geological mapping, new magnetic surveying, new soil surveying, and re-interpretation of HLEM and gravity geophysical surveying have indicated the presence of Boomerang horizon stratigraphy, alteration, mineralization, and corresponding geophysical signature over a total length so far of 6.5 kilometers including the 250 meters of known length of Boomerang mineralization.

Within this 6.5 kilometer target horizon, the "Zinc Zone" is a kilometer long anomaly which lies 1.5 to 2.5 km along strike west of the Boomerang. The Zinc Zone is identified by a gravity anomaly comparable to the gravity anomaly coincident with Boomerang, with an HLEM response similar to that over Boomerang, coincident highly anomalous zinc- and copper-in-soils over a 500 meter surface length, and geology consistent with the Boomerang stratigraphic sequence.

Mapping in "Pat's Pond Brook" has relocated an occurrence of massive sulphide comprised of 0.4 meter thick pyrite located 3.5 km west of the Boomerang. Mapping has identified this showing to be within the Boomerang discovery stratigraphic sequence and alteration.

Previous work had identified the "Baxter Pond" area as having extensive volcanogenic alteration and mineralization. Prospecting and mapping by Messina have potentially traced the Boomerang stratigraphic sequence from around section 4200E across a late fault with a 1 kilometer displacement to the Baxter Pond area, and potentially identified the Boomerang stratigraphic horizon there. Gravity and HLEM geophysical surveys are consistent with this interpretation. Re-mapping of a trench dug in the mid-1980's has identified massive sulphides containing sphalerite in outcrop within the interpreted 'Boomerang mineralized horizon'. Three grab samples of massive sulphide mineralization all assayed between 5.3% to 6.9% zinc. This mineralization extends the potential Boomerang horizon for an additional 2 km to the east along strike, and opens a new area that has not been targeted previously.

A geological map of the local area will be available on the Company's website at www.messinaminerals.com under the "Projects" ... "Tulks South Property" ... "Boomerang" section, along with other geological reference material.

The 2005 exploration program at Boomerang began in February and has been expanded to include a minimum 22,000 meter diamond drill program expected to continue into the late fall.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will

continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 8, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 8, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 8th day of August, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **AUGUST 8, 2005**

MESSINA ("MMI") BOOMERANG DRILLING INTERSECTS 29% COMBINED BASE METALS, 445 g/t SILVER, 5.7 g/t GOLD OVER 2.95m

Messina Minerals Inc. has received assay results from drill hole GA05-60 on section 3100E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

Hole GA05-60 intersected spectacular base metal-bearing sulphide mineralization, particularly within the 2.95 meter subinterval from 299.0 to 301.95 meters containing 29% combined base metals which is the highest concentration of any hole drilled to date at Boomerang. Previously the best base metal-bearing interval was in hole GA05-16 drilled in February on section 3300E which contained 26% combined base metals. Importantly the gold and silver contents have increased significantly as drilling has progressed to the west, reflected by example from comparing the concentrations within the high-grade subinterval in GA05-60 of 5.7 g/t gold and 445 g/t silver versus 0.8 g/t gold and 159 g/t silver over the subinterval in GA05-16 two hundred meters away along strike.

Hole GA05-60 on section 3100E intersected a total of 16.6 meters of massive sulphides (13.0 meter true thickness) with an average grade of 12.4% combined base metals with 3.6 g/t gold and 180 g/t silver. A total of five holes have been completed on this section and results from each hole are summarized in Table 1, including those reported August 2, 2005.

Table 1: Section 3100E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			296.7	303.35	6.65	5.2	0.9	8.1	11.9	288	4.9
including			299.0	301.95	2.95	2.4	1.3	11.8	16.2	445	5.7
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The zone remains open to the west, remains open up-dip and down-dip on most sections, and remains open to the east for 150 meters.

As stated previously (August 2, 2005), another eight additional holes have been completed on sections 3250E and 3350E; another two are currently in progress on these sections. Assays from these holes are pending and will be reported when received.

The individual assay and sample interval data sheet for hole GA05-60 will be available on the Company's website at www.messinaminerals.com under the "Tulks South Property" ... "Boomerang" section, along with other geological reference material. Similar assay/interval information for hole GA05-16 is already posted there.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 2, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 2, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 2nd day of August, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Phone: 604.688.1508
Fax: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **AUGUST 2, 2005**

MESSINA ("MMI") EXTENDS BOOMERANG HIGH-GRADE ANOTHER 50 m WEST

Messina Minerals Inc. has received assay results from eight of nine new drill holes on sections 3100E and 3150E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

Another eight additional holes have been completed on sections 3250E and 3350E; another two are currently in progress on these sections. Assays from these holes are pending and will be reported when received.

Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The zone remains open to the west, remains open up-dip and down-dip on most sections, and remains open to the east for 150 meters.

Five new holes were drilled on section 3100E, a 50 meter step-out to the west of high-grade mineralization intersected in one hole GA05-43 on section 3150E reported June 22, 2005. Drilling on section 3100E has encountered high-grade massive sulphide mineralization. These results confirm that the Boomerang massive sulphide has a minimum strike length of 250 meters and remains open to the west. Results from each hole on section 3100E are shown in Table 1. Hole GA05-60 intersected approximately 18 meters of massive sulphide mineralization for which assays are pending.

Table 1: Section 3100E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.0	307.0	18.0	14.0	Boomerang massive sulphide: assay pending				
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Four new holes were drilled on section 3150E, a 50 meter step-out to the west of high-grade mineralization intersected on 3200E reported previously (NR June 22, 2005). These holes were drilled above and below GA05-43 which was also reported previously (NR June 22, 2005). Three of four new holes hit massive sulphides containing base metal mineralization. Results from each hole on section 3150E are shown in Table 2.

Table 2: Section 3150E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-57	1165	-240	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	1157	-248	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	1106	-299	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	1058	-347				No sig assay					

A cross-section map of geology on section 3150E is included with this news release and is also available on the Company's website at www.messinaminerals.com under "Tulks South Property" … "Boomerang" section, along with other geological reference material. Cross-section of 3100E geology will be available when all results are received.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


MESSINA MINERALS
Marker Agglomerate
Marker Agglomerate
GA-05-57 - 1.5 M @ 0.3% Cu, 2.8% Pb, 4.6% Zn, 143 g/t Ag & 0.4 g/t Au
GA-05-52 - 7.9 M @ 0.7% Cu, 6.0% Pb, 6.9% Zn, 206 g/t Ag & 4.1 g/t Au
GA-05-43 - 23.2 M @ 0.6% Cu, 4.4% Pb, 10.4% Zn, 164 g/t Ag & 3.0 g/t Au
Hanging Wall Sequence
GA-05-47 - 8.35 M @ 0.4% Cu, 1.8% Pb, 6.1% Zn, 74 g/t Ag & 1.1 g/t Au
Hanging Wall Sequence
Footwall Sequence



**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 22, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 22, 2005 through the facilities of CCN Mathews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 22nd day of June, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
TSX Venture Exchange: MMI

NEWS RELEASE **JUNE 22, 2005**

MESSINA ("MMI") REPORTS BOOMERANG DRILL RESULTS; EXTENDS HIGH GRADE ZINC 100 METERS TO WEST

Messina Minerals Inc. has received assay results from drill holes on sections 3150E, 3200E, and 3500E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

Three holes were drilled on section 3500E, a 150 meter step-out test to the east of mineralization intersected on 3350E reported previously (NR May 12, 2005). These holes intersected thin sulphide muds at the Boomerang target horizon with no significant assays. The base metal-bearing part of the Boomerang massive sulphide system is interpreted not to persist this far east. Drilling is still required to test the eastern extent of the Boomerang horizon which remains open between 3350E and 3500E.

Four new holes were drilled on section 3200E, a 50 meter step-out to the west of high-grade mineralization intersected on 3250E reported previously (NR April 27, 2005). These holes were drilled below hole GA04-10 (completed in December 2004). All new holes hit massive sulphides containing base metal mineralization, including a 14.0 meter (true thickness) interval of 17.2% combined base metals with 253 g/t silver and 4.0 g/t gold in GA05-41. Results from each hole are shown in Table 1.

Table 1: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3200E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA04-10*	1185	-220	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	1161	-244	272.4	292.5	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	1123	-282	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	1087	-318	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	1011	-394	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

** GA04-10 completed in December of 2004 and previously reported.*

One hole has been completed so far on section 3150E. Hole GA05-43 intersected 23.2 meters (18.0 meters true width) of high-grade mineralization containing 15.4% combined base metals with 164 g/t silver and 3.0 g/t gold. A 10.4 meter (true thickness) subinterval in GA05-43 assayed 0.9% copper, 6.1% lead, 16.2% zinc, 233 g/t silver, and 3.8 g/t gold. Results from GA05-43 are shown in Table 2.

Table 2: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3150E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0

A vertical longitudinal section showing intersections on 3150E, 3200E, 3250E, 3300E, 3350E and 3500E of the Boomerang horizon, and a cross-section map of geology on section 3200E is included with this news release and is also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section for reference.

Key features of results of Boomerang from sections 3200E, 3250E, 3300E, 3350E and 3500E:

■ the Boomerang massive sulphide has been intersected over 200 meters of strike length (from 3350E to 3150E), and over 400 meters of height (from 100 meters depth to 500 meters depth on L3300E). The mineralization remains open to the west, up- and down-dip, and for 150 meters to the east.
■ as currently interpreted, the Boomerang massive sulphide mineralization is thickening to the west and is increasing to the west in overall grade; and increasing particularly in lead, silver, and gold.

Drilling is halted as of Wednesday night for a scheduled break and will resume Monday June 27th. Road repairs delayed the upgrade and expansion of the drill camp necessary to house the planned third drill crew. The third crew is now expected to arrive next week.

This third rig will begin by testing the near-surface extents of mineralization on sections 3250E and 3350E. The first and second drill rigs will continue to drill step-out holes along strike to the west on sections 3150E and 3100E.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

The Company is not proceeding with the non-brokered flow-through financing announced June 6, 2005.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's Reported June 22, 2005
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
GA05-44
GA05-42
GA05-40
GA04-10
GA05-41
GA05-43
GA05-39
GA05-37
GA05-38
OPEN
THICKER
ZINC-RICH
ZONE
TARGET
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Updated June 22, 2005


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's Reported June 22, 2005
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
0.7% (5.5)
9.3% (14.0)
10.4% (18.0)
10.7% (5.5)
9.3% (3.5)
1.9% (3.0)
OPEN
THICKER
ZINC-RICH
ZONE
TARGET
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Zinc % (True Thickness - meters)
Updated June 22, 2005


NW
BOOMERANG DEPOSIT CROSS SECTION 3200E
SE
1400m
1200m
1000m
12800N
12600N
BOOMERANG ZONE
LEGEND
MAFIC SILL / DYKE
FELSIC SILL / DYKE
FELSIC FLOWS
UNSEPARATED MAFIC AND FELSIC FLOWS (LOCAL TUFFS)
FELSIC TUFFS (LOCAL SEDIMENTS AND MINERALIZATION
MINERALIZED FELSIC TUFFS AND SEDIMENTS (ARG, BLK CHERT, PY MUD)
MASSIVE (>50%) TO SEMI-MASSIVE (>25%) ORE GRADE TO PYRITIC SULPHIDES
ALTERED FOOTWALL FELSIC TUFFS (LOCAL FLOWS)
Note: All units (except some mafic sills) are variably altered and mineralized.
Interpretation
June 21, 2005

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 6, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 6, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act &
Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of June, 2005.

"Peter Tallman"

Peter Tallman, President



MESSINA MINERALS INC.

NEWS RELEASE **JUNE 6, 2005**

Messina Minerals announces that it has arranged a non-brokered private placement of up to 312,500 units of its securities. The units will be flow-through units at a price of $1.60 per unit for gross proceeds of up to $500,000. Each flow-through unit will be comprised of one common share and one common share purchase warrant entitling the holder to purchase one additional share at a price of $1.75 for a period of one year. Warrants may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Flow-through units will convey income tax benefits to the purchasers and proceeds of the placement will be used to fund exploration programs on the Company's Newfoundland properties.

The Company also announces that it has granted 500,000 incentive stock options to certain employees, directors and/or consultants at a price of $1.60 per share, exercisable for a period of two years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 12, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 12, 2005 through the facilities of CCNMatthews and Canada Stockwatch.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 12th day of May, 2005.

"Peter Tallman"

Peter Tallman, President



MESSINA MINERALS INC.
2300-1066 W. Hastings St.
Vancouver, B.C. V6E 3X2
Ph: (604) 688-1508
Fx: (604) 601-8253
TSX.V: MMI

NEWS RELEASE **MAY 12, 2005**

MESSINA ("MMI") REPORTS NEW BOOMERANG RESULTS; INCLUDES 5.45m OF 17.4% ZINC

Messina Minerals Inc. has received assay results from five drill holes on section 3350E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. All holes were drilled on section 3350E located 50 meters east of the discovery section 3300E, and 100 meters east of section 3250E reported previously (NR April 1, 2005 and April 27, 2005 respectively).

All five drill holes intersected Boomerang massive sulphide mineralization containing copper, lead, zinc, silver, and gold, as reported in Table 1. The Boomerang is comprised of a "thicker zinc-rich zone" within a broader zone of zinc mineralization which contains gold and silver mineralization. The "thicker zinc-rich zone" was intersected in holes GA05-33 and GA05-36 reported below.

Table 1: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3350E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-36	1177	-228	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
incl			283.25	285.7	2.45	2.1	1.0	4.2	10.8	47	0.1
GA05-33	1163	-242	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
incl			288.05	293.5	5.45	4.4	0.7	3.6	17.4	111	0.7
GA05-31	1104	-301	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	1091	-314	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	1051	-354	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

Two maps are included with this news release and are also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section for reference. The first is "Boomerang Vertical Longitudinal: Hole ID's" which shows the location of all holes drilled. The second is "Boomerang Vertical Longitudinal: Zinc % (True Thickness – meters) which shows the zinc grades and true thickness of mineralization in each hole. The maps also locate the "thicker zinc-rich zone".

Key features of results from sections 3250E, 3300E, and 3350E:

- seventeen of eighteen holes drilled by Messina to date at Boomerang (since December 2004) have hit massive sulphides;
- eight holes define a "thicker zinc-rich zone" (see Vertical Longitudinal maps attached); this zone is distinguished by consistent high-grade zinc with copper, lead, gold and silver.
- sectional drilling indicates good lateral and depth continuity of this "thicker zinc-rich zone" over the 100 meter length tested so far;
- the true thickness of the "thicker zinc-rich zone" ranges from 4.2 to 20.9 meters
- the thicker, high-grade portion of the Boomerang massive sulphide mineralization is open in all directions, and is interpreted to be associated with a 500+ meter long gravity (density) anomaly;

- the massive sulphide is zoned, with potential for a near-surface gold-bearing subzone (e.g. hole GA05-22) that has not been tested on sections 3250E or 3350E;
- parallel zones of nearby mineralization, such as the BCT massive sulphide (reported previously NR April 1, 2005), are thicker nearer to surface and therefore have not been tested yet on sections 3250E or 3350E;
- the massive sulphide mineralization in hole GA97-05 on section 3800E, 500 meters to the northeast of Boomerang, is now interpreted to be a separate target within the Boomerang mineralized system; this hole intersected 0.5% copper, 2.6% lead, 7.4% zinc, 77 g/t silver, and 0.7 g/t gold over 2.0 meters true thickness plus just below this level the hole intersected 133 g/t silver with 0.4 g/t gold over 7.2 meters true thickness. This area remains to be tested by additional drilling.

Messina proposes to spend $2 million on exploration around the Boomerang massive sulphide discovery for the period May through December 2005; expenditures to be comprised predominantly of diamond drilling and related costs. This work is planned to test the along-strike continuation of the Boomerang mineralization with the objective of outlining greater than a 5 million tonne resource. The Company has sufficient working capital of approximately $3.8 million cash on hand. Work in May includes upgrading the on-site camp facilities and core handling infrastructure, and continued diamond drilling.

A third drill rig is planned to be mobilized to Boomerang following the May 24th weekend, once camp facilities are in place. This third rig will begin by testing the near-surface extents of mineralization on sections 3250E and 3350E. The first and second drill rigs will continue to drill step-out holes along strike to the west and east.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's Newfoundland properties and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
GA05-23
GP93-03
GA96-04
GA96-03
GA05-22
GA05-20
GA05-12
GA04-11
GA05-15
GA95-01
THICKER
ZINC-RICH
ZONE
OPEN
GA04-10
GA05-36
GA05-33
GA05-32
GA05-25
GA05-30
GA97-08
GA05-31
GA05-27
GA97-06
GA05-16
GA05-24
GA05-19
OPEN
OPEN
TARGET
GA97-05
GA05-21
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key Hole ID (eg GA04-11)
Updated May 11, 2005


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
2.8% (12.7)
9.6% (9.5)
1.9% (10.2)
13.6% (9.2)
1.7% (7.5)
0.7% (5.5)
5.8% (4.8)
17.4% (4.4)
5.2% (14.4)
6.6% (20.9)
11.0% (4.4)
1.8% (5.2)
14.9% (1.3)
18.3% (4.2)
5.0% (0.8)
3.3% (3.8)
3.9% (0.5)
14.2 (0.2)
7.4% (2.0)
THICKER
ZINC-RICH
ZONE
OPEN
OPEN
OPEN
TARGET
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Zinc % (True Thickness - meters)
Updated May 11, 2005

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

April 27, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on April 27, 2005 through the facilities of CCNMatthews and Canada Stockwatch.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 27th day of April, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA
MINERALS

MESSINA MINERALS INC.
2300-1066 W. Hastings Street
Vancouver, B.C. V6E 3X2
Ph: 604 688 1508 Fx: 604 601 8253
Web: www.messinaminerals.com
Symbol: MMI on TSX.V

NEWS RELEASE **APRIL 27, 2005**

MESSINA ("MMI") BOOMERANG DRILLING HITS MASSIVE SULPHIDES ON 50 METER STEP-OUT

Messina Minerals Inc. has received assay results from three drill holes on section 3250E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. Holes GA05-25, GA05-30, and GA05-32 were drilled on section 3250E located 50 meters west of the discovery section 3300E reported previously.

All three drill holes intersected Boomerang massive sulphide mineralization containing copper, lead, zinc, silver, and gold with comparable grades and over comparable widths to those discovered on 3300E. The Boomerang massive sulphide has been intersected over a vertical distance of 73 meters and remains open for expansion up-dip and down-dip.

Individual holes have intersected multiple horizons of zinc-rich massive sulphides. The assay intervals reported in Table 1 reflect the high-grade core of the Boomerang zone as one interval, as well as the broader zone of mineralization as the longer interval. These broader intervals of metal-bearing mineralization will ultimately be used to determine the volume and hence tonnage.

Table 1: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3250E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-32	1172	-233	265.6	273.2	7.6	5.3	0.9	6.2	8.9	196	4.3
			259.4	277.7	18.3	14.4	0.5	3.3	5.2	115	2.5
GA05-25	1137	-268	290.9	298.1	7.2	5.3	1.1	5.0	14.5	200	1.9
			274.0	302.9	28.9	20.9	0.5	1.8	6.6	80	0.8
GA05-30	1099	-306	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84	1.0

The results from 3250E confirm that the massive sulphides containing copper, lead, zinc, silver, and gold are continuous over at least 50 meters of strike length and the higher grade portion of the massive sulphide lens also has lateral continuity.

A vertical longitudinal section showing intersections on 3250E and 3300E of the Boomerang horizon is included with this news release. A geology cross-section for each of 3250E and 3300E is included with this news release. All maps are also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section for reference.

Drilling on section 3250E is planned to resume in late May or in June 2005 to further delineate the up-dip and down-dip extent of the mineralization. Drilling is continuing on section 3350E and results will be reported from this section when drilling, logging, and assaying is completed. As of April 26th, Messina has completed more than 6,300 meters of diamond drilling from January 2005.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


BOOMERANG DEPOSIT CROSS SECTION 3300E
NW
SE
1400m
1200m
1000m
BOOMERANG ZONE
B.C.T. ZONE
BARITE ZONE
12800N
LEGEND
MAFIC SILL / DYKE
FELSIC SILL / DYKE
UNSEPARATED MAFIC AND FELSIC FLOWS (LOCAL TUFFS)
FELSIC TUFFS (LOCAL SEDIMENTS AND MINERALIZATION
MINERALIZED FELSIC TUFFS AND SEDIMENTS (ARG, BLK CHERT, PY MUD)
MASSIVE (>50%) TO SEMI-MASSIVE (>25%) ORE GRADE TO PYRITIC SULPHIDES
MASSIVE BARITE
ALTERED FOOTWALL FELSIC TUFFS (LOCAL FLOWS)
Note: All units (except some mafic sills) are variably altered and mineralized, and cut by unseparated felsic sills.
Scale 1:3000
Interp., G.Squires. April 26, 2005


NW
BOOMERANG DEPOSIT CROSS SECTION 3250E
SE
1400m
12600N
12800N
GA05-28
BOOMERANG
ZONE
1200m
LEGEND
MAFIC SILL/DYKE
FELSIC SILL/DYKE
MAFIC FLOWS
FELSIC TUFFS (LOCAL SEDIMENTS)
MINERALIZED FELSIC TUFFS AND SEDIMENTS
MASSIVE TO SEMI-MASSIVE SULPHIDES
ALTERED FELSIC TUFFS
GA05-32
GA05-25
GA05-30


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
GA05-23 (0.0)
GP93-03 (0.1)
GA96-04 (0.7)
GA96-03 (3.5)
GA05-22 (12.7)
GA05-20 (10.2)
GA95-01 (7.5)
GA05-15 (7.5)
GA04-10 (5.5)
GA95-32 (14.4)
GA05-12 (9.5)
GA97-08 (0.2)
GA95-25 (20.9)
GA04-11 (9.2)
GA95-30 (4.4)
GA97-06 (2.0)
GA05-16 (4.2)
GA05-19 (3.8)
GA97-05 (2.0)
GA05-21 (0.9)
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key GA05-12 (9.5): Hole # (True Thickness in meters)
Updated April 27, 2005

Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

April 1, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on April 1, 2005 through the facilities of CCNMatthews and Canada Stockwatch.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this1st day of April, 2005.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
TSX Venture Exchange: MMI

NEWS RELEASE **APRIL 1, 2005**

MESSINA ("MMI") BOOMERANG DRILLING HITS GOLD-RICH MASSIVE SULPHIDES; INTERSECTS SECOND SULPHIDE LENS

Messina Minerals Inc. has received assay results from four additional drill holes completed to target at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. Holes GA05-19, GA05-20, GA05-21, and GA05-22 were also drilled on the same section 33E as discovery hole GA04-11 reported December 10, 2004 and all four new holes intersected Boomerang massive sulphide containing copper, lead, and zinc sulphides with gold and silver. Eight drill holes on section 33E have now intersected the Boomerang zone over a vertical height of 396 meters. The Boomerang lens is zoned and contains lesser base metals up-dip although still with high-grade subintervals, and generally more base metals down-dip although within thinner massive sulphide intervals. Additionally, hole GA05-22 intersected 3.64 g/t gold within massive sulphide throughout the 18.7 meter core interval and a significant sub-interval of 6.0 g/t gold over 9.7 meters.

A second massive sulphide exhalite horizon named the 'BCT' Zone has been identified in six holes over a vertical height of 251 meters. Two of these holes, GA05-22 and GA05-20, have intersected pyritic massive sulphides over core lengths of 17.1 meters and 7.85 meters respectively containing low base metal values. The BCT Zone is located 15 meters beneath and in the footwall of the 'Boomerang' massive sulphide.

The discovery of the "BCT" massive sulphide lens and recognition of a second exhalite horizon indicates the vent system is robust and lasted over a longer period of time. A 1997 intersection of massive sulphides in hole GA97-05 of 0.5% copper, 3.5% lead, 10.8% zinc, 102.6 g/t silver and 1.0 g/t gold over 0.9 meters true thickness sits at another lower stratigraphic level and potentially suggests a third massive sulphide lens. As understood by the Company's geologists, all major massive sulphide prospects in the Tulks volcanic belt are comprised of multiple lenses of sulphides.

The following table lists the Boomerang zone drill hole intercepts and weighted averages for each of the eight holes drilled on L33E, in order of distance from surface, including four holes reported previously on February 28, 2005:

Hole #	From_m	To_m	Interval_m	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-23				Pending				
GA05-22	109.4	128.1	18.70	0.3	2.3	2.8	147.5	3.64
incl.	112.2	121.9	9.70	0.6	3.8	4.5	244.7	6.00
GA05-20	162.35	175.10	12.75	0.2	1.1	1.9	35.0	0.9
incl.	174.10	174.65	0.55	0.7	5.2	7.7	171.2	4.4
GA05-15	215.4	226.5	11.10	0.2	0.9	1.7	44.4	1.0
incl.	226.0	226.5	0.50	0.4	0.7	10.3	51.0	1.3
GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	125.5	1.4
incl.	255.75	261.3	5.55	0.9	6.0	12.9	222.0	2.0
GA04-11	274.7	288.6	13.90	0.7	2.6	13.6	102.1	1.0
incl.	283.9	288.6	4.70	0.6	3.9	20.1	138.2	1.2
GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159.0	0.8
GA05-19	376.0	380.35	4.35	0.3	1.3	3.3	28.3	0.2
incl.	376.0	377.0	1.00	0.4	2.5	7.1	45.5	0.5
GA05-21	515.1	515.95	0.85	0.2	1.0	3.9	37.3	0.11

The true thicknesses of each of the massive sulphide intersections is listed in the following table, as well as distance from surface:

Hole ID	Elevation (m)	Distance from Surface (m)	Massive Sulphide True Thickness (m)
Surface	1410	0	
GA05-23	1354	-56	Pending
GA05-22	1302	-108	12.7
GA05-20	1267	-143	10.2
GA05-15	1228	-182	7.5
GA05-12	1174	-236	9.5
GA05-11	1140	-270	9.2
GA05-16	1063	-347	4.2
GA05-19	1042	-368	3.8
GA05-21	906	-504	0.5

Note: Some "elevation" and "distance from surface" measurements have been changed from the previous news release, although not materially, and may be modified again with more accurate elevation information.

Holes GA05-17 and GA05-18 were stopped near surface because of hole deviation and did not reach target depth. These holes were redrilled as hole GA05-19 which did reach target with results reported here. One final near-surface up-dip hole on section 33E, GA05-23, has been completed but not logged, sampled or assayed.

Drilling has begun on both 32+50E and 33+50E sections as 50 meter along strike step-outs from the mineralization drilled to date. The objective of this drilling is to test for along-strike continuity and to determine the plunge direction of the thickest portion of the high-grade mineralization.

A current vertical longitudinal section of the Boomerang horizon will be posted on the Company's website at www.messinaminerals.com for reference, or by telephone request.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.
"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


RECEIVED
APR 12 A 11:07

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **<u>Reporting Issuer</u>**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **<u>Date of Material Change</u>**

March 23, 2005

Item 3. **<u>Press Release</u>**

Messina Minerals Inc. (the "Issuer") issued a press release on March 23, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **<u>Summary of Material Change</u>**

See attached news release.

Item 5. **<u>Full Description of Material Change</u>**

See attached news release.

Item 6. **<u>Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act</u>**

This report is not being filed on a confidential basis.

Item 7. **<u>Omitted Information</u>**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **<u>Senior Officers</u>**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **<u>Statement of Senior Officer</u>**
The foregoing accurately discloses the material changes referred to herein.

DATED this 23rd day of March, 2005.

"Peter Tallman"

Peter Tallman, President

Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
TSX Venture Exchange: MMI

NEWS RELEASE **March 23, 2005**

MESSINA RECEIVES SPECIFIC GRAVITY (DENSITY) TEST RESULTS

Messina Minerals Inc. ("MMI" TSX Venture) has received results from specific gravity (density) testing on samples of massive sulphide mineralization from four holes at the Boomerang prospect on the Tulks South Property located in central Newfoundland. The massive sulphide intersections from holes GA04-11, GA05-12, GA05-15, and GA05-16 were submitted to Chemex Labs of North Vancouver, BC to determine the specific gravity ("S.G.") of the mineralization. These four drill holes have all been assayed for copper, lead, zinc, silver and gold and results reported previously (see NR February 28, 2005), with the exception of gold in GA05-16 reported below.

Specific gravity is one of four parameters, the others being width, height, and length of the zone, which are required to calculate tonnage. The Company has heretofore estimated the Boomerang sulphides to have a specific gravity of between 4.0 and 4.5.

The following table lists the intervals and weighted average specific gravity result for each of the first four holes drilled on L33E, in order of distance from surface:

Hole #	From(m)	To(m)	Interval(m)	S.G.
GA05-15*	217.6	226.5	8.9	3.51
GA05-12	248.25	261.3	13.05	4.22
GA04-11	274.7	288.6	13.9	4.45
GA05-16	360.9	367.65	6.75	4.31

*Specific gravity results from GA05-15 are available for only 8.9 meters from 217.6 to 226.5 meters downhole; the actual massive sulphide intercept is 11.1 meters from 215.4 to 226.5 meters in GA05-15.

In addition, the Company has received gold assay results for GA05-16; the massive sulphide interval from 360.9 to 367.65 meters (6.75 meters) assayed 0.82 g/t gold over the interval.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization is identified and a positive feasibility report is rendered. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

March 22, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on March 22, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 22nd day of March, 2005.

"Peter Tallman"

Peter Tallman, President



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
TSX Venture Exchange: MMI

NEWS RELEASE **March 22, 2005**

MESSINA ("MMI") BOOMERANG DRILLING CONTINUES

Messina Minerals Inc. has completed four additional drill holes on L33E at the Boomerang prospect on the Tulks South Property located in central Newfoundland. The Company is testing both down-dip of hole GA05-16 and also up-dip of GA05-15 (see press release Feb. 28,2005) to fully delineate the height of the massive sulphide lens on L33E. Drilling on section L33+50E will follow. Samples from the four additional drill holes have been submitted to the laboratory for analysis. Assay results are pending; the Company expects to receive all results from these holes by early next week.

Drilling is continuing with both drill rigs operating. The Company has placed sufficient fuel and supplies that drilling can continue through spring break-up and into April without undue difficulty.

The Company has extensive mineral land holdings now totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com


RECEIVED
2005 APR 12 A 11:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

March 16, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on March 16, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 16th day of March, 2005.

"Peter Tallman"

Peter Tallman, President



MESSINA MINERALS INC.

NEWS RELEASE **MARCH 16, 2005**

MESSINA ("MMI") OPTIONS MASSIVE SULPHIDE PROPERTY ADJACENT TO BOOMERANG

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Lloyd's River massive sulphide property from A.S.K. Prospecting Syndicate ("A.S.K. Syndicate") of Gambo, Newfoundland. The Lloyd's River property is comprised of three mineral licences encompassing 60 claims totaling 1,500 hectares in area. The claims are contiguous with and located 3.5 kilometers from Messina's recent Boomerang massive sulphide discovery on the Tulks South Property. During 2004 the A.S.K. Syndicate located angular massive sulphide boulders containing copper, lead, and zinc sulphides. Assay results and assay certificates were provided by A.S.K. Syndicate for 13 samples collected during 2004. Three of these samples were of massive sulphide mineralization and they assayed from 0.1% to 0.4% copper, 0.1% to 2.0% lead, 0.3% to 6.3% zinc, 20 to 46 g/t silver and 0.66 to 0.74 g/t gold.

The Company has made a cash payment of $25,000 and will issue 10,000 common shares to the A.S.K. Syndicate upon acceptance of the agreement by the TSX Venture Exchange. In order to exercise the option, the Company must pay $50,000 and issue 10,000 common shares on each of the first, second and third anniversaries of the acceptance date. The A.S.K. Syndicate has retained a 2% NSR, one-half of which may be purchased for $1,000,000.

The Company has extensive mineral land holdings now totaling 272 square kilometers including the Tulks South Property, the Long Lake Property, the Lloyd's River Property, and other claims staked directly by Messina. Messina is earning a 100% interest in the Tulks South and Long Lake properties from Noranda Inc. ("Noranda") subject to certain obligations as reported previously.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 28, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 28, 2005 through the facilities of CCNMatthews Canadian Timely Disclosure Network, Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act &
Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 28th day of February, 2005.

"Peter Tallman"

Peter Tallman, President



MESSINA MINERALS INC.

NEWS RELEASE **February 28, 2005**

BOOMERANG DRILLING STRIKES HIGH GRADE MASSIVE SULPHIDES

Messina Minerals Inc. has received geology and assay results from three drill holes completed on L33E at the Boomerang prospect on the Tulks South Property located in central Newfoundland. The Boomerang massive sulphide lens has now been intersected over a height of 166 meters on the discovery section Line 33E. The grade of the massive sulphide mineralization intersected shows increasing overall base and precious metal grades with depth. The Boomerang lens remains open both up-dip and down-dip on Line 33E so the total height remains to be determined.

Holes GA05-12, GA05-15, and GA05-16 were completed on the same section as discovery hole GA04-11 reported December 10, 2004. All holes intersected massive sulphide mineralization containing significant copper, lead, and zinc sulphides. GA05-15, GA05-12, GA04-11 and GA05-16 respectively contain 2.8%, 13.8%, 16.9% and 26.1% combined base metals. GA05-15 includes a narrow 0.5m interval of 11.4% combined base metals. The following table lists the intervals and weighted average assays of massive sulphide mineralization for each of the four holes drilled on L33E, including GA04-11 previously reported, in order of distance from surface:

TABLE 1:

Hole #	From_m	To_m	Interval_m	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-15	215.4	226.5	11.10	0.2	0.9	1.7	44.4	1.0
incl.	226.0	226.5	0.50	0.4	0.7	10.3	51.0	1.3
GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	125.5	1.4
incl.	255.75	261.3	5.55	0.9	6.0	12.9	222.0	2.0
GA04-11	274.7	288.6	13.90	0.7	2.6	13.6	102.1	1.0
incl.	283.9	288.6	4.70	0.6	3.9	20.1	138.2	1.2
GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159.0	Pending

The true thicknesses of each of the massive sulphide intersections is listed in the following table, as well as distance from surface and relative distance from discovery hole GA04-11:

TABLE 2:

	Elevation* (m)	Distance from Surface	Distance from GA05-11	Massive Sulphide True Thickness (m)
Surface	1410	0		
GA05-15	1213	-197	53+	7.5
GA05-12	1196	-214	36+	9.5
GA05-11	1160	-250	0	9.5
GA05-16	1083	-327	77-	4.2

**Note: Elevation is an arbitrary datum level*

The data indicates that the top of the metal-bearing portion of the Boomerang massive sulphide is primarily pyritic in hole GA05-15 and that it becomes much higher grade 166 meters below in hole GA05-16. The variation in true thickness over this height is considered to be a result of structural factors which have produced a wavy thickening / thinning aspect. The indicated zonation of higher grades increasing with depth may imply a trend toward higher temperatures, which can be interpreted that the Boomerang lens has the potential to extend to greater depths.

The Company plans to continue to test both down-dip of hole GA05-16 and also up-dip of GA05-15 to fully delineate the height of the massive sulphide lens on L33E. Drilling on section L33+50E will follow.

As a consequence of these results, a second drill rig has been requested from the drilling contractor and is expected to be mobilized March 1st or as weather permits.

Assay results by interval will be posted on the Company's website at www.messinaminerals.com for reference. A cross-section map showing the geology and extent of massive sulphide mineralization is attached and is available from the Company's website or by telephone request.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Phone: (604) 688-1508 Fax: (604) 601-8253
WEBSITE: www.messinaminerals.com


Gravity High
1500 RL
1400 RL
1300 RL
1200 RL
1100 RL
1000 RL
5364200 N
5364100 N
5364000 N
5363900 N
5363800 N
** GA-05-13 / 14
50 m
100
150
200
250
GA-05-15
11.1 m @ 0.20% Cu, 0.90% Pb, 1.7% Zn, 44.4 g/t Ag & 0 g/t Au
GA-05-12
13.05 m @ 0.73% Cu, 3.52% Pb, 9.58 % Zn, 125.47 g/t Ag & 40 g/t Au
GA-04-11
13.60 m @ 0.70 % Cu, 2.6% Pb, 13.69 % Zn, 102.10 g/t Ag & 1.0 g/t Au
GA-05-18
6.75 m @ 1.46% Cu, 0.0% Pb, 18.30% Zn, 159.0 g/t Ag
Open To Depth
HOLES PLOTTED
TOTAL 6
GA-04-11
GA-05-12
GA-05-13
GA-05-14
GA-05-15
GA-05-16
GA-05-13 - 14 Abandoned
MESSINA MINERALS
ROCK CODES, Code
L/R R
PAT
LABEL
DESCRIPTION
1M Mafic Volcanic / Sill
3A Mineralized Felsic Tuffs
3F Felsic Volcanic
4G/3T Graphitic Seds & Tuffaceous seds
5MS Massive Sulphide
5SMS Semi-Massive Sulphide
SECTION SPECS:
REF. PT. E, N 473475 m 5364010 m
EXTENTS 665.6 m 533.8 m
SECTION TOP, BOT 1503 m 969.6 m
TOLERANCE +/- 25.05 m
SCALE 1 : 4000
(m)
-20 0 20 40 60 80 100 120
NAD27 / UTM zone 21N
AZIMUTH = 140°
N
E
S
W
Messina Minerals Inc.
Boomerang Discovery
Section L-33 East

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 23, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 23, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 23rd day of February, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA
MINERALS

MESSINA MINERALS INC.

NEWS RELEASE **February 23, 2005**

BOOMERANG DRILLING UPDATE

Drilling at the Boomerang prospect is continuing as planned. A total of two drill holes, GA05-12 and GA05-15, have been completed targeting the Boomerang massive sulphide horizon. An additional two holes, GA05-13 and GA05-14 were started and then abandoned before the target because of excessive hole deviation. A fifth hole, GA05-16, and the third hole of 2005 that could test the Boomerang massive sulphide target has begun and is on track so far but has not reached target.

The Company is testing above and below the massive sulphide intersection made in discovery hole GA04-11. The near-term objective of the 2005 drill program is to estimate the minimum height of the Boomerang massive sulphide lens on L33E. Given that discovery hole GA04-11 has an estimated true thickness of greater than 9 meters (reported Dec 10, 2004), and an estimated specific gravity (density factor) of between 4.0 and 4.5 which is typical of massive sulphides, the Company is attempting to estimate the height of the Boomerang massive sulphide lens before stepping out along strike to estimate the length. This information will allow the Company to assess the geometry and thereby the potential size of the target.

It is anticipated that the Company will be in a position to release assay and other results next week, following the completion and examination of hole GA05-16 and receipt and compilation of drill and assay data.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 21, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 21, 2005 through the facilities of Canada Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act &
Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 21st day of February, 2005.

"Peter Tallman"

Peter Tallman, President



MESSINA MINERALS INC.

NEWS RELEASE **February 21, 2005**

Vancouver, BC – Further to a news release dated February 3, 2005, Messina Minerals Inc. ("the Company") announces the completion of its private placement pursuant to which it raised $2,516,490 through the sale of 1,557,770 non flow-through units at a price of $1.35 per unit, and 257,667 flow-through units at a price of $1.50 per unit. Each flow-through and non-flow-through unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant to entitle the holder to purchase one common share of the Company at a price of $1.60 for the non-flow-through units and $1.75 for the flow-through units, for a period of one year from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on June 17, 2005.

The proceeds of the flow-through portion of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Boomerang Prospect on the Tulks South Property. Non-flow-through proceeds will be used for working capital purposes.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

MESSINA MINERALS INC.

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 7, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 7, 2005 through the facilities of Canada Stockwatch and CCNMatthews CDN/US Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 7th day of February, 2005.

"Peter Tallman"

Peter Tallman, President



MESSINA MINERALS INC.

NEWS RELEASE **February 7, 2005**

BOOMERANG DRILLING BEGINS

Drilling at the Boomerang prospect is anticipated to commence today, February 7th. Snow clearing on the access road, which commenced over a week ago, has been completed. A winterized trailer camp has been installed on-site and drill site preparations have also been completed. Drilling will proceed over the next few months subject to possible minor delays due to stormy weather typical of conditions in Newfoundland at this time of year.

The Boomerang prospect is a new discovery of massive sulphide mineralization made by the Company in mid-December 2004 on the Tulks South Property located in central Newfoundland. The discovery hole GA04-11 intersected massive sulphides which assayed 0.7% copper, 4.0% lead, 13.6% zinc, and 102 g/t silver and 1.0 g/t gold over the 13.9 meter massive sulphide interval from 274.7-288.6 meters.

The Company plans a minimum of 2,500 meters of drilling using one drill rig, amounting to a minimum of seven drill holes. The Company has budgeted for 3,500 meters of drilling. Each drill hole is expected to take approximately 5 days to complete and it will take up to 7 days to retrieve the core from the drill, then log and sample each hole. The Company plans to submit samples from the first four drill holes to the assay laboratory as one batch, and assay results from any significant mineralization would then be expected to be received by the Company towards the end of the first quarter of 2005.

The first hole of the 2005 Boomerang drilling program will test 25 meters vertically above the massive sulphide intersection in hole GA04-11. (A "vertical longitudinal" map is available on the Company's website under the 'Boomerang Discovery' heading which will aid in locating this and subsequent drill holes.) The second hole of the program will test 25 meters vertically below the massive sulphide intersection.

Additional drill holes will initially test below, and then above, the GA04-11 intersection until at least one hole "misses" the target to determine the height of the massive sulphide lens on Line 33E. The height of the massive sulphide lens provides critical information on one aspect of the geometry of the target. Once the height is determined with some confidence, step-out drilling will commence along strike guided by this information. At present, the position of the GA04-11 intersection relative to the height of the target is unknown and could be near the middle, top, or bottom of the sulphide lens. The Company intends to release results from the first four holes concurrently, rather than hole by hole, because it is expected that the information regarding the geometry of the target which will be gained will provide better guidance to the Company and to investors.

The Company intends to continue drilling at the Boomerang prospect as conditions allow until spring break-up which is expected around the end of March. Drilling programs testing the Boomerang and other prospective targets will continue through the summer and fall 2005.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

The information contained herein does not constitute an offer of securities for sale in Canada or the United States.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 3, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 3, 2005 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 3rd day of February, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA
MINERALS

MESSINA MINERALS INC.

NEWS RELEASE **February 3, 2005**

Messina Minerals Inc. today announced that it has arranged a non-brokered private placement of up to 2,000,000 units of its securities. Up to 1,000,000 units will be flow-through units at a price of $1.50 per unit and the balance of the units will be non-flow-through units at a price of $1.35 per unit. Each flow-through and non-flow-through unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share at a price of $1.75 for the flow-through units and $1.60 for the non-flow-through units for a period of one year. Warrants held by the holders of flow-through shares may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Flow-through units will convey income tax benefits to the purchasers and proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties. Non-flow-through proceeds of the placement will be used for working capital purposes.

The financing is subject to the approval of the TSX Venture Exchange.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board

"Peter Tallman"

President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 2, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 2, 2005 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 2nd day of February, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **February 2, 2005**

Messina Minerals is pleased to announce the appointment of Mr. Peter Mordaunt as Vice-President, Business and Corporate Development.

Mr. Mordaunt is a registered Professional Geoscientist with over 25 years of international management experience in a wide range of resource exploration, development and operating projects. As Chairman and President of Corner Bay Minerals, he successfully advanced the Alamo Dorado silver property from discovery, to delineation, through positive feasibility studies, and acquisition by a major mining company. Mr. Mordaunt is currently a senior officer and director of two TSX Venture listed resource exploration companies.

The Company also announces that it has granted 500,000 incentive stock options to certain employees, directors and/or consultants at a price of $1.60 per share, exercisable for a period of two years.

On behalf of the Board

"Peter Tallman"

President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 24, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 24, 2005 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 24th day of January, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **January 24, 2005**

Vancouver, BC – Further to a news release dated December 17, 2004, Messina Minerals Inc. ("the Company") announces the completion of its private placement pursuant to which it raised $700,000 through the sale of 625,000 non flow-through units at a price of $0.80 per unit, and 200,000 flow-through units at a price of $1.00 per unit. Each flow-through and non-flow-through unit consists of one common share and one common share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non-flow-through units and $1.25 for the flow-through units, for a period of two years from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on May 20, 2005.

The proceeds of the flow-through portion of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Boomerang Prospect on the Tulks South Property. Non-flow-through proceeds will be used for working capital purposes.

In addition, since the September 30, 2004 fiscal year end the Company has received proceeds of $700,000 from the exercise of share purchase warrants and $258,000 from the exercise of incentive stock options.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January 20, 2005

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 20, 2005 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 20th day of January, 2005.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **January 20, 2005**

The Company announces that it has granted **1,000,000** incentive stock options to certain employees, directors and/or consultants at a price of **$1.55** per share, exercisable for a period of two years.

On behalf of the Board

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


RECEIVED

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 17, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 17, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 17th day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **December 17, 2004**

Messina Minerals Inc. today announced that it has arranged a non-brokered private placement of up to 825,000 units of its securities. Up to 200,000 units will be flow-through units at a price of $1.00 per unit and up to 625,000 units will be non-flow-through units at a price of $0.80 per unit for gross proceeds of up to $700,000. Each flow-through and non-flow-through unit will be comprised of one common share and one common share purchase warrant entitling the holder to purchase one additional share at a price of $1.25 for the flow-through units and $1.00 for the non-flow-through units for a period of one year. Warrants held by the holders of flow-through shares may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Flow-through units will convey income tax benefits to the purchasers and proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties. Non-flow-through proceeds of the placement will be used for working capital purposes.

The Company is also pleased to announce the appointment on December 17, 2004 of Mr. Gary R. McDonald as a Director of Messina Minerals Inc.

Mr. McDonald has been a chartered accountant since 1976. From 1970 to 1983, he was employed by Coopers & Lybrand, Chartered Accountants, specializing in resource and mining audits and consulting work through exploration, development and commercial production stages for various clients. From 1983 to 1987, he was the Chief Financial Officer of Blackdome Mining Corporation where he oversaw the financial aspects of feasibility study, mine and mill construction, production start-up and early years of commercial production at the Blackdome Mine located west of Clinton B.C. Since 1987 he has been the Financial Administrator for Tupper Jonsson & Yeadon, Barristers & Solicitors, of Vancouver, B.C who specialize in resource industry securities work.

The Company has granted a total of 100,000 incentive stock options, exercisable at a price of $0.80 per share for a period of two years, to a director and a consultant.

The financing is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS,
MESSINA MINERALS INC.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 16, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 16, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 16th day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **December 16, 2004**

NEW DISCOVERY OF GOLD MINERALIZATION

Messina Minerals Inc. has made a new discovery of gold-bearing quartz veining and associated alteration at the "228 Showing" on the Tulks South Property located in central Newfoundland.

A total of seven grab samples of various quartz veins were collected from one outcrop area within a 10 meter square area. One sample contained 87 ppb gold; the other six assayed 1.6 g/t, 3.1 g/t, 3.3 g/t, 14.1 g/t, 17.5 g/t, and 19.3 g/t gold.

An additional three grab samples were collected from strongly altered host rocks. One sample contained 5 ppb gold; the other two assayed 1.1 g/t and 2.7 g/t gold.

The discovery was made by the Company's prospectors. The geological significance of this discovery is unknown and the sampling is confined to a limited outcrop area. The area is now snow covered which will prohibit further evaluation of this zone until spring.

The 228 showing is located 21 kilometers north of the Company's new massive sulphide discovery at the Boomerang prospect also located on the Tulks South Property.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

All samples were analyzed by Eastern Analytical Limited of Springdale, Newfoundland. Gold was analyzed using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 16, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 16, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 16th day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **December 16, 2004**

BOOMERANG GOLD ASSAYS FOR MASSIVE SULPHIDE INTERSECTION

Messina Minerals Inc. has received gold assay results from the massive sulphide intersected in drill hole GA04-11 at the Boomerang prospect on the Tulks South Property located in central Newfoundland.

The massive sulphide intersected in hole GA04-11 assays 1.0 g/t gold over the 13.9 meter subinterval described in the Company's news release December 10, 2004. Restating all the assays including gold, hole GA04-11 assayed 0.7% copper, 4.0% lead, 13.6% zinc, and 102 g/t silver and 1.0 g/t gold over the 13.9 meter massive sulphide interval from 274.7-288.6 meters.

Additional samples of footwall alteration including stringer stockwork mineralization from holes GA04-10 and GA04-11 have been submitted for analysis.

The Company has now received required exploration permits for the 2005 proposed program. Drilling has been suspended for Christmas break and is expected to resume as soon as practicable in January.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

All samples submitted to Eastern Analytical Limited are analyzed by industry standard methods for copper, lead, zinc, and silver using a nitric acid – hydrochloric acid digestion and the resulting solution analyzed by Atomic Absorption ("AA") spectroscopy. Gold is determined using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 10, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 10, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 10th day of December, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS

NEWS RELEASE **December 10, 2004**

BOOMERANG ASSAYS HIGH GRADE MASSIVE SULPHIDES

Messina Minerals Inc. has received assay results from drill holes GA04-10 and GA04-11. These drill holes intersected a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides at the Boomerang prospect on the Tulks South Property located in central Newfoundland.

The Company's news release dated December 8, 2004 contains an error. The width of the massive sulphide interval intersected in hole GA04-11 is 14.6 meters with a 13.9 meter subinterval containing significant copper, lead, and zinc sulphides and not 12.6 meters as previously stated. The true thickness of the 14.6 meter interval is estimated to be 9.6 meters with an 80° (near vertical) dip.

Hole GA04-11 assays 0.7% copper, 4.0% lead, 13.6% zinc, and 102 g/t silver over the 13.9 meter interval from 274.7-288.6 meters. The bottom of the massive sulphide intersection, where more base metals would be expected to accumulate, assays 0.6% copper, 5.2% lead, 20.1% zinc, and 138 g/t silver over 4.7 meters between 283.9-288.6 meters. Gold analyses of this mineralization are pending. There is a footwall alteration zone including stringer stockwork mineralization extending from 288.6 to 306.0 meters containing minor copper, lead, and zinc sulphides. Assays of this mineralization are pending.

Hole GA04-10 intersected a debris flow containing massive sulphide clasts from 225.8 to 245.6 meters over a 19.8 meter core length. This interval includes 8.5 meters of massive clasts of pyritic sulphide at the base of the debris flow; the true thickness of this massive sulphide interval is estimated to be 5.5 meters. The 19.8 meter debris flow interval assays 0.1% copper, 0.4% lead, 0.7% zinc, 18.3 g/t silver, and 0.4 g/t gold. The 8.5 meter massive sulphide interval assays similar grades of 0.1% copper, 0.3% lead, 0.7% zinc, 18.6 g/t silver, and 0.6 g/t gold.

The debris flow is interpreted to have been shed from the volcanic sulphide mound and transported as a sediment to its current position, and is not a part of the primary massive sulphide intersection in GA04-11. Geological processes would be expected to shed pyritic massive sulphide detritus into the debris flow with limited base metals content; the debris flow is evidence of a massive sulphide vent and is not an indicator of the grade of the vent mineralization.

The intersection in GA04-11 occurs 100 meters east of and 50 meters vertically below the intersection in GA04-10. The intersection is open up-dip, down dip, and along strike.

The Company has now received required exploration permits for the 2005 proposed program. Drilling has been suspended for Christmas break and is expected to resume as soon as practicable in January.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda must pay 150% of exploration costs to that point, or retains a 2% net smelter return royalty.

The core samples have been assayed at Eastern Analytical Labs of Springdale, Newfoundland. As previously described, the Company employs sampling and security protocols for all drill core samples. Drill core recovered

from each hole is boxed and sealed at the drill, and transported by Messina personnel to Messina's office and processing facility in Millertown, Newfoundland. The core is unsealed and sampled by cutting the core in half using a diamond saw. Half of the core is deposited in a sample bag and half of the core is retained in the box for inspection. The individual samples are immediately sealed with an assay tag. After 15 to 20 sealed samples are collected they are deposited into fiber bags and sealed. Fiber bags are numbered and then transported directly by Company personnel to a commercial assay lab (Eastern Analytical Limited) in Springdale, Newfoundland. Following analysis by industry standard analytical procedures described below, the sample pulps and oversize materials are returned from the lab and used for check assaying and other additional testing. Internal lab duplicates are assayed with the mineralized samples.

All samples submitted to Eastern Analytical Limited are analyzed by industry standard methods for copper, lead, zinc, and silver using a nitric acid – hydrochloric acid digestion and the resulting solution analyzed by Atomic Absorption ("AA") spectroscopy. Gold is determined using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 8, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 8, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 8th day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **December 8, 2004**

DRILLING HITS NEW DISCOVERY OF SIGNIFICANT MASSIVE SULPHIDES

Messina Minerals Inc. has made a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property located in central Newfoundland.

The second hole of the program, GA04-11 has intersected a 12.6 meter interval of massive sulphides at a vertical depth of 240 meters on grid line 33E. An 11.9 meter subinterval contains significant copper, lead, and zinc sulphides. The true thickness of the 12.6 meter massive sulphide is estimated to be 8.3 meters with an 80° (near vertical) dip.

GA04-11 was a step-out hole from hole GA04-10, the first of the drill program. GA04-10 intersected 8.5 meters of massive sulphides at a vertical depth of 190 meters on grid line 32E. The true thickness is estimated to be 5.5 meters. The mineralization in GA04-10 is comprised primarily of massive pyrite with some copper, lead, and zinc sulphides.

The intersection in GA04-11 occurs 100 meters east of and 50 meters vertically below the intersection in GA04-10. The intersection is open up-dip, down dip, and along strike.

Core samples from both drill holes have been submitted to the lab and results are pending.

Two drill holes completed by a previous exploration company are significant with respect to this new discovery. One old drill hole on grid line 35E intersected a unit described as chert and pyrite mud interpreted to represent the sulphide horizon 200 meters east of GA04-11 at 250 meters vertical depth. Another old drill hole on grid line 38E intersected 1.8 meters (estimated true thickness) of massive sulphides 500 meters east from GA04-11 at a vertical depth of 500 meters. This interval is interpreted as a different massive sulphide lens occurring at a deeper stratigraphic level than the massive sulphides intersected in the current program.

Drilling has been temporarily suspended for Christmas although preparation of drill set-up sites is continuing, as is logging and additional sampling of drill core. The Company is awaiting receipt of required exploration permits for the 2005 proposed program. Drilling is expected to resume as soon as practicable in January.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 7, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 7, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 7th day of December, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS

NEWS RELEASE **December 7, 2004**

LONG LAKE DRILL ASSAY RESULTS; DRILLING BEGINS AT BOOMERANG

Messina Minerals Inc. has received final assays from a recently completed diamond drilling program at the Long Lake Property. The drill has been moved 23 km to the southern end of Messina's Tulks South Property and drilling is underway testing the Boomerang base metal prospect. These properties are located in central Newfoundland, part of Messina's 257 square kilometer mineral lands holding prospective for zinc-copper-gold-silver massive sulphide deposits. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda").

The Long Lake Property 2004 drill program totaled 617.2 meters in four drill holes. Two holes, LL04-40 and LL04-41 tested the near surface eastern extension of the Main Zone massive sulphide lens with 100 meter and 400 meter step outs, respectively. Neither hole intersected massive sulphide mineralization, however both holes intersected zinc-bearing stringers and alteration. Weighted average assays for the alteration include intersections at 50 meters vertical depth of 2.1% zinc over 10.5 meters in LL04-40, and 0.5% lead and 1.9% zinc over 4.5 meters in LL04-41. These holes delimit the eastern extent of the Main Zone near surface, however the eastern extent is open at depth.

The hole LL04-42 tested a conductor 200 meters along strike from a narrow intersection of massive sulphides at the South Limb zone. The hole intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer sphalerite (zinc) and chalcopyrite (copper) from 13.1 meters to 72.0 meters downhole, which explains the conductor. The sections from 16.0 to 37.9 meters and 47.4 to 72.0 meters assayed 0.5% zinc over each interval. The intersections are significant because they document a previously unrecognized mineralized stockwork zone hosted by felsic volcanics that has exploration potential for base metals.

The hole LL04-43 was a 100 meter step-out to the west of a narrow intersection of massive sulphides at the East Zone. The hole intersected base metal mineralized stringers at the target horizon but no significant assays were obtained.

The drill has been transported from the Long Lake Property to the southern end of the Tulks South Property. Drilling has commenced testing the Boomerang prospect. The Boomerang prospect consists of a 2 kilometer long unit of altered and stringer mineralized felsic volcanic rocks overlain by sediments which has received limited previous exploration attention. The Company's drill program is testing for massive sulphide deposits near the felsic – sediment contact. One drill hole has been completed and a second hole is nearing completion. Assays from the first hole are pending from the lab.

Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 2, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 2, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 3rd day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **December 2, 2004**

Vancouver, BC – Further to a news release dated October 21, 2004, Messina Minerals Inc. ("the Company" announces the completion of its private placement pursuant to which it raised $177,000.00 through the sale of 1,180,000 flow-through units at a price of $0.15 per unit. The units consist of one flow-through common share and one non-flow-through share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $0.25 for a period of one year from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on March 23, 2005.

The proceeds of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Tulks South Property.

With his purchase of units in the private placement, Peter Tallman now holds or has control over 1,740,000 common shares in the Company, directly or indirectly, and holds warrants and options to purchase an additional 1,842,833 shares. If Mr. Tallman exercised his share purchase warrants and options in the absence of any other share issuance by the Company, he would hold 3,582,833 common shares representing 20.16% of the then issued capital of the Company.

Mr. Tallman acquired the units in the private placement for investment purposes.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

December 1, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on December 1, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 3rd day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **December 1, 2004**

Messina Minerals Inc. ("Messina") announces, subject to regulatory acceptance, a three month extension of the term of certain warrants due to expire December 5, 2004. A total of 2,666,667 warrants exercisable at a price of $0.25 per share will now expire March 5, 2005. A total of 800,000 Agents Warrants exercisable at $0.15 per share will now expire March 5, 2005.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 30, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 30, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 3rd day of December, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **November 30, 2004**

NEWFOUNDLAND EXPLORATION UPDATE

Messina Minerals Inc. has received exploration reports describing prospecting and mapping work completed during 2004 on two of its Newfoundland properties. Results of diamond drilling programs, including the program presently underway on the Company's Tulks South Property and the program just completed on the Long Lake Property, will be reported separately as assay results are received.

Work on the Fost Hill Gold Property, located on the southeastern part of the Great Northern Peninsula near White Bay, Newfoundland, was conducted during October 2004. The 2004 program included detailed mapping and prospecting around the area of the Fost Hill gold showing in an attempt to locate similar mineralization or alteration along strike. The program was unsuccessful in locating additional gold-bearing mineralization. No further work is recommended, and the property has been returned to the vendor.

The Costigan Lake base metals property, owned 100% by Messina, is located in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland, which are the focus of Messina's exploration activities. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2004 Costigan Lake work program consisted of prospecting and follow-up property scale mapping. Mapping has extended the area of altered felsics over a 1.5 kilometer strike length and the chert-magnetite exhalite over a 500 meter strike length. The work report recommends reconnaissance soil sampling followed by linecutting and detailed ground geophysics for the property during 2005.

Additional updates on exploration results from Messina's 2004 surface exploration programs on the Tulks South, Long Lake, and Eagle Properties will be reported as they are compiled.

The Company has extensive mineral land holdings in central Newfoundland totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, plus adjoining properties such as Costigan Lake. Messina is earning a 100% interest in these mineral lands from Noranda Inc. or owns a 100% undivided interest. Messina's properties are also prospective for mesothermal gold deposits, however the focus of the Company is on the zinc-copper massive sulphide potential of its properties.

Newfoundland exploration programs are supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 21, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 21, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 21st day of October, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **October 21, 2004**

FLOW THROUGH FINANCING

Messina Minerals Inc. has agreed to sell on a non-brokered private placement basis up to 1,400,000 flow-through units at the price of 15 cents per unit for gross proceeds of $210,000. Each flow-through unit comprises one flow-through common share and one non-flow-through share purchase warrant with each warrant entitling the holder to purchase a further non-flow-through share at the price of 25 cents during the first year.

Proceeds of the private placement will be used to incur Canadian Exploration Expenditures on the Company's central Newfoundland properties including further diamond drilling of the Tulks East massive sulphide prospect.

The private placement is subject to the approval of the TSX Venture Exchange.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**



Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 20, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 20, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 20th day of October, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

October 20, 2004

NEWS RELEASE

LONG LAKE DRILLING UNDERWAY

Messina Minerals Inc. has commenced a diamond drilling program at the Long Lake Property located in central Newfoundland, part of Messina's 257 square kilometer mineral lands holding in central Newfoundland prospectiv for zinc-copper-gold-silver massive sulphide deposits and adjacent to the Company's Tulks South Propert Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The Long La Property 2004 drill program totals a planned 550 meters and will test the Main Zone, the East Zone, and the So Limb massive sulphide prospects, as well as providing material for mineralogical and metallurgi characterization. Continued drilling of other targets will follow, with drilling expected to continue thro November 2004.

In general, work on the Long Lake project area by Messina and others has included approximately 15,600 met drilling in 64 drill holes that has identified four zinc-copper-lead-gold-silver massive sulphide lenses, respectively as the Lucky Gnome, Main Zone, East Zone, and South Limb prospects.

The Main Zone deposit has a known strike length of 300 meters and has been intersected to a vertical dept meters. Noranda Inc. in 1997 calculated an inferred mineral resource for the Main Zone massive sulph reported in the Newfoundland government Mineral Occurrence Database 012A/06/Zn-004) of 1 milli grading 10.9 % zinc, 1.7% copper, 1.3% lead, 33 g/t silver, and 0.8 g/t gold based on 12 drill holes. historical estimate of mineralization and is consistent with current 43-101 classifications, however these not include four shallow holes that also intersected mineralization drilled in 2002 by a previous operato has not done the work necessary to verify the classification of the resource, the historical estimate treated as a NI43-101 defined resource verified by an independent QP and therefore should not be relie Main Zone mineralization remains open for expansion in all directions.

The South Limb is interpreted as the synclinal fold repetition of the Main Zone massive sulphide h between 50 to 200 meters to the south. Two holes have intersected high grade mineralization; the b in LL97-31 grades 31.2% zinc, 4.4% lead, 0.4% copper, 102.8 g/t silver, and 1.4 g/t gold over a tr meters. The South Limb mineralization is open in all directions.

The East Zone is interpreted as a fold repetition of the Main Zone / South Limb stratigraphy situat to the east. Mineralization has been intersected in three widely spaced drill holes over a 500 m The best drill hole, LL97-36, intersected 25% zinc, 1.7% lead, 0.3% copper, 27.6 g/t silver, and 1 estimated true thickness of 0.3 meters. The East Zone mineralization remains open in all directic


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **October 20, 2004**

LONG LAKE DRILLING UNDERWAY

Messina Minerals Inc. has commenced a diamond drilling program at the Long Lake Property located in central Newfoundland, part of Messina's 257 square kilometer mineral lands holding in central Newfoundland prospective for zinc-copper-gold-silver massive sulphide deposits and adjacent to the Company's Tulks South Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The Long Lake Property 2004 drill program totals a planned 550 meters and will test the Main Zone, the East Zone, and the South Limb massive sulphide prospects, as well as providing material for mineralogical and metallurgical characterization. Continued drilling of other targets will follow, with drilling expected to continue through November 2004.

In general, work on the Long Lake project area by Messina and others has included approximately 15,600 meters of drilling in 64 drill holes that has identified four zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the Lucky Gnome, Main Zone, East Zone, and South Limb prospects.

The Main Zone deposit has a known strike length of 300 meters and has been intersected to a vertical depth of 500 meters. Noranda Inc. in 1997 calculated an inferred mineral resource for the Main Zone massive sulphide (also reported in the Newfoundland government Mineral Occurrence Database 012A/06/Zn-004) of 1 million tonnes grading 10.9 % zinc, 1.7% copper, 1.3% lead, 33 g/t silver, and 0.8 g/t gold based on 12 drill holes. This is an historical estimate of mineralization and is consistent with current 43-101 classifications, however these figures do not include four shallow holes that also intersected mineralization drilled in 2002 by a previous operator. Messina has not done the work necessary to verify the classification of the resource, the historical estimate is not being treated as a NI43-101 defined resource verified by an independent QP and therefore should not be relied upon. The Main Zone mineralization remains open for expansion in all directions.

The South Limb is interpreted as the synclinal fold repetition of the Main Zone massive sulphide horizon situated between 50 to 200 meters to the south. Two holes have intersected high grade mineralization; the best intersection in LL97-31 grades 31.2% zinc, 4.4% lead, 0.4% copper, 102.8 g/t silver, and 1.4 g/t gold over a true width of 0.4 meters. The South Limb mineralization is open in all directions.

The East Zone is interpreted as a fold repetition of the Main Zone / South Limb stratigraphy situated 1.5 kilometers to the east. Mineralization has been intersected in three widely spaced drill holes over a 500 meter strike length. The best drill hole, LL97-36, intersected 25% zinc, 1.7% lead, 0.3% copper, 27.6 g/t silver, and 1.0 g/t gold over an estimated true thickness of 0.3 meters. The East Zone mineralization remains open in all directions.

The focus of the Company is on defining the zinc-copper massive sulphide potential of its mineral lands. The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Long Lake Property and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 7, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 7, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 7th day of October, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **October 7, 2004**

SUMMARY RESULTS AT TULKS EAST PROSPECT AND EXPLORATION UPDATE

Messina Minerals Inc. has received final assay results from the diamond drilling program on the Tulks East massive sulphide deposit on the Tulks South Property, located in central Newfoundland. Drilling is expected to resume on Messina's properties later this month.

In general, work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 81 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

The 2004 Tulks East drilling program included a total of 474 meters of drilling in 6 holes completed. This program was designed to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. Holes TE04-80, 82, 85, and 84 were drilled 35 meters apart testing near surface over a strike length of 100m from west to east. Holes TE-84, 83, and 81 were drilled on the same section line to test depth continuity. Hole TE04-81 was collared 150 meters behind TE04-84 and was the deepest hole of the program.

Holes TE04-80, TE04-81, and TE04-82 all hit high-grade B Zone massive sulphide mineralization. Assay results from these holes have been reported previously (see August 16, 2004 news release). Holes TE04-83 and TE04-85 both successfully intersected the target high-grade B Zone mineralization. Hole TE04-84 was drilled overtop of and therefore missed the B Zone target, however it did intersect underlying A Zone pyritic mineralization.

Hole ID	Zone	From (m)	To (m)	Int (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE0480*	B Zone	9.75	12.30	2.55	0.6	0.7	7.5	45.2	0.6
TE0481*	B Zone	140.20	141.95	1.75	0.9	2.8	11.0	174.0	1.1
TE0482*	B Zone	47.10	52.50	5.40	0.5	0.9	5.5	56.1	0.6
TE0483	B Zone	80.20	81.60	1.40	5.0	1.5	6.8	80.2	0.3
TE0484	B Zone	Hole drilled overtop B Zone							
TE0484	A Zone	10.10	16.20	6.10	0.6	0.0	0.8	7.3	0.4
TE0485	B Zone	11.00	11.75	0.75	0.1	6.2	11.4	147.3	0.4

* reported August 26, 2004

These results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface. The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received a mineralogical assessment of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario as part of a larger study that will also assess the metallurgical characteristics of this mineralization. The mineralogical assessment is positive in that the base metal-bearing sulphides have simple grain relationships and textures which should permit a clean separation of zinc- from copper-sulphides. The full text of the report is available on Messina's website under the Tulks South Property heading.

The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest. The focus of the Company is on the zinc-copper massive sulphide potential of its mineral lands. The 2004 field program includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties.

The Tulks South Property work including the Tulks East drill program is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 28, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 28, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 28th day of September, 2004.

"Peter Tallman"

Peter Tallman, President


MESSINA MINERALS
MESSINA MINERALS

NEWS RELEASE **September 28, 2004**

PUKASKWA PROPERTY OPTION AGREEMENT

Messina Minerals Inc. (the "Company") has entered into an agreement with Windarra Minerals Ltd. ("Windarra") whereby Windarra can earn a 100% interest in the Company's wholly owned Pukaskwa Property in the Sault Ste Marie Mining District of northwestern Ontario.

Under the terms of the Agreement, the Company has granted Windarra the option to acquire a 100% interest in the Pukaskwa Property and in consideration Windarra is to issue 50,000 shares upon acceptance of the agreement by the TSX Venture Exchange and a further 300,000 shares over a period of 30 months from the acceptance date. Windarra must maintain the Pukaskwa Property in good standing during the option period and is required to leave the Pukaskwa Property claims in good standing for a minimum of twelve months should Windarra elect to terminate the Agreement.

The Pukaskwa Property, located in the Mishibishu greenstone belt approximately 60 kilometers west of Wawa Ontario, comprises 55 claim units located on a north-northeasterly trending deformation zone known to be associated with gold mineralization.

The Company is pleased to have the Pukaskwa Property included in a larger land package in the Mishibishu greenstone belt with ongoing exploration funded by Windarra Minerals Ltd.

Messina Minerals is a discovery stage exploration company focused on its extensive mineral land holdings totaling 257 square kilometers prospective for volcanogenic copper-zinc-gold-silver deposits located in central Newfoundland.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 25, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 25, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been o

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallm

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein

DATED this 25th day of August, 2004.

"Peter Tallman"

____

...llman, President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 25, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 25, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 25th day of August, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **August 25, 2004**

Vancouver, BC – Further to a news release dated July 6, 2004, Messina Minerals Inc. announces the completion of its private placement pursuant to which Messina Minerals Inc. raised $60,000 through the sale of 375,000 units at a price of $0.16 per unit. A total of 312,500 units consist of one flow-through common share and one non-transferable flow-through share purchase warrant, with each warrant to entitle the holder to purchase one flow-through common share of the Company at a price of $0.25 for a period of two years from closing. A total of 62,500 units consist of one common share and one non-transferable share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $0.25 for a period of two years from closing. The securities issued pursuant to the private placement are subject to a hold period expiring on December 14, 2004.

The proceeds of the private placement will be utilized in connection with the on-going exploration program on the Company's Tulks South Property and other properties located in Newfoundland, as well as for general working capital.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT



Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 16, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 16, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 16th day of August, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **August 16, 2004**

ADDITIONAL DRILL ASSAY RESULTS AT TULKS EAST PROSPECT

Messina Minerals Inc. (the "Company") announces the receipt of additional drill core assay results testing the Tulks East zinc-copper-silver-gold massive sulphide prospect in central Newfoundland within the Tulks Volcanic Belt. The drilling targeted B Zone massive sulphide mineralization as well as a preliminary test of underlying A Zone mineralization. Six drill holes totaling 474.4 meters of drilling have been completed.

As previously reported June 30, 2004, and July 15, 2004 drilling is primarily targeting the Tulks East "B Zone" massive sulphide. The drill program was expanded based on core logging and geological interpretation of mineralization intersected in each of the first three drill holes as previously reported July 26, 2004. Initial assay results from the B Zone massive sulphides in holes TE04-80, TE04-81, and TE04-82 were reported August 3, 2004. Final assay results for all mineralization in these holes are reported in Table 1. Assay results from holes TE04-83, TE04-84, and TE04-85 are pending.

TABLE 1: TULKS EAST ASSAY RESULTS

Hole ID	Zone	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE0480	B Zone	9.75	12.30	2.55	0.6	0.7	7.5	45.2	0.6
TE0481	B Zone	140.20	141.95	1.75	0.9	2.8	11.0	174.0	1.1
TE0482	B Zone	47.10	47.30	0.20	0.3	0.2	7.0	11.6	0.2
TE0482	B Zone	48.40	52.50	4.10	0.6	1.2	6.8	72.2	0.7
TE0482	B Zone Interval	47.10	52.50	5.40	0.5	0.9	5.5	56.1	0.6
TE0480	B Zone Stringer	17.70	28.10	10.40	0.1	-	0.7	3.1	-
TE0482	B Zone Stringer	52.50	59.00	6.50	-	-	0.6	1.8	-
TE0480	A Zone	37.90	38.00	0.10	0.4	0.1	5.4	23.6	1.0
TE0482	A Zone	60.05	60.20	0.15	0.5	-	0.2	9.6	-

The footwall B Zone stringer stockwork is considered the feeder conduit for B Zone massive sulphides and a positive exploration indicator. No B Zone stringer stockwork was observed in TE04-81 however the hole was stopped short of target depth due to risk of equipment loss. Hole TE04-82 intersected two intervals of B Zone massive sulphides. The two zones are separated by an interval of altered and weakly mineralized wallrock interpreted to be in-folded. The A Zone massive sulphide horizon intersected in hole TE04-80 contains 5.4% zinc, 23.6 g/t silver, and 1.0 g/t gold and shows the potential of the zone to contain significant grade mineralization. The forthcoming September drill program will test the potential of the A Zone where it thickens to up to 30 meters thick and is open down plunge.

Messina's intersection in hole TE04-80 has extended the known horizontal length of the B Zone to 180 meters and the down plunge length to 255 meters. The TE04-82 massive sulphide intersection is 25 meters down-dip of the previous known extent of the B Zone on L55W encountered in hole TE-39 drilled in 1978 which reportedly assayed (from government assessment files) 0.7% copper, 1.8% lead, 8.2% zinc, 95.9 g/t silver and 0.3 g/t gold over 5.5 meters. The B Zone remains open down dip on this section. The intersection in TE04-81 is on a section line where

the B Zone had previously been missed. The TE04-81 mineralized intersection confirms the plunge direction of the B Zone as interpreted from computer modeling and reaffirms the Company's interpretation that the B Zone remains open down plunge.

The Company employs sampling, security and assay protocols for all drill core samples, described in the news release August 3, 2004. The true thickness of each assay interval reported herein is estimated to be between 80% and 100% of the core length interval.

The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest. The focus of the Company is on the zinc-copper massive sulphide potential of its mineral lands. The 2004 field program includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties. Prospecting and mapping activities are ongoing. Drilling is anticipated to resume in September with continued testing of the Tulks East B Zone, testing of the Tulks East A Zone, and the start of drill testing massive sulphide targets within the Long Lake volcanic belt.

The Tulks South Property work including the Tulks East drill program is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 3, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 3, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 3rd day of August, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **August 3, 2004**

DRILL ASSAY RESULTS AT TULKS EAST PROSPECT

Messina Minerals Inc. (the "Company") announces the receipt of drill core assay results testing the Tulks East zinc-copper-silver-gold massive sulphide prospect in central Newfoundland within the Tulks Volcanic Belt. As previously reported June 30, 2004, and July 15, 2004 drilling is primarily targeting the Tulks East "B Zone" massive sulphide. The drill program was expanded based on core logging and geological interpretation of mineralization intersected in each of the first three drill holes as previously reported July 26, 2004.

Messina has received assay results from fourteen samples of massive sulphide mineralization intersected in three holes targeting the Tulks East "B Zone". Gold analyses from these samples are pending and could be delayed for some time due to high volumes of samples reported by Eastern Analytical Laboratory. Analyses from additional samples of stringer and disseminated mineralization in these holes are also pending.

Drill hole TE04-80 on L56W intersected the B Zone massive sulphides at surface between 9.75 to 12.3 meters downhole. This 2.55 meter interval assayed a weighted average of 0.6% copper, 0.7% lead, 7.5% zinc, and 45.2 g/t silver.

Drill hole TE04-82 on L55W was drilled from a position 30 meters to the east and 35 meters behind TE04-80 to target the plunging B Zone mineralization. Hole TE04-82 intersected 4.1 meters of massive sulphides from 48.4 to 52.5 meters downhole which assayed a weighted average of 0.6% copper, 1.2% lead, 6.8% zinc, and 72.2 g/t silver.

Hole TE04-81 on L53W was drilled from a position 90 meters to the east and 135 meters behind TE04-80 to target the plunging B Zone mineralization. Hole TE04-81 intersected 1.75 meters of massive sulphides from 140.2 to 141.95 meters downhole which assayed a weighted average of 0.9% copper, 2.8% lead, 11.0% zinc, and 174.0 g/t silver.

The weighted averages in each hole are calculated from assays of massive sulphide mineralization and do not include adjacent stringer stockwork or other adjacent mineralization. Individual assays for each element reported in each hole are approximately uniform so that no individual sample significantly skews the weighted average of the interval in that element. The true thickness of each interval is estimated to be between 80% and 100% of the core length.

The Tulks East B Zone has been the target of previous drill programs primarily conducted between 1978 and 1982. Ten holes drilled previously have intersected the B-Zone. Most of the individual assay records have been lost from this drilling however weighted assay intervals for each hole are reported in provincial government assessment files and are comparable to values received by Messina.

Messina's intersection in hole TE04-80 has extended the known horizontal length of the B Zone to 180 meters and the down plunge length to 255 meters. The TE04-82 massive sulphide intersection is 25 meters down-dip of the previous known extent of the B Zone on L55W encountered in hole TE-39 drilled in 1978 which reportedly assayed (from government assessment files) 0.7% copper, 1.8% lead, 8.2% zinc, 95.9 g/t silver and 0.3 g/t gold over 5.5 meters. The B Zone remains open down dip on this section. The mineralized intersection in TE04-81 is on a section line where the B Zone had previously been missed. The TE04-81 mineralized intersection confirms the plunge direction of the B Zone as interpreted from computer modeling and reaffirms the Company's interpretation that the B Zone remains open down plunge.

Three additional drill holes (TE04-83 to TE04-85) have been completed and all assays are pending. A fourth planned hole was cancelled because of the risk the drilling equipment would not be capable of drilling to the planned depth.

The drill has been demobilized. Drilling will resume with more powerful equipment once all assays are received and the appropriate rig becomes available, currently scheduled for early September.

The Company employs sampling and security protocols for all drill core samples. Drill core recovered from each hole is boxed and sealed at the drill, and transported by Messina personnel to Messina's office and processing facility in nearby Millertown, Newfoundland. The core is unsealed and sampled by cutting the core in half using a diamond saw. Half of the core is deposited in a sample bag and half of the core is retained in the box for inspection. The individual samples are immediately sealed with an assay tag. After 15 to 20 sealed samples are collected they are deposited into fiber bags and sealed. Fiber bags are numbered and then transported directly by Company personnel to a commercial assay lab (Eastern Analytical Limited) in Springdale, Newfoundland within 24 hours. Following analysis by industry standard analytical procedures described below, the sample pulps and oversize materials are returned from the lab and used for check assaying and other additional testing. Some selected samples are currently being prepared for shipment to SGS Lakefield Research in Lakefield Ontario for metallurgical and mineralogical testing.

All samples submitted to Eastern Analytical Limited are analyzed by industry standard methods for copper, lead, zinc, and silver using a nitric acid – hydrochloric acid digestion and the resulting solution analyzed by Atomic Absorption ("AA") spectroscopy. Gold is determined using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest. The focus of the Company is on the zinc-copper massive sulphide potential of its mineral lands. The 2004 field program includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties. Prospecting and mapping activities are ongoing. Drilling is anticipated to resume in September with continued testing of the Tulks East B Zone, testing of the Tulks East A Zone, and the start of drill testing massive sulphide targets within the Long Lake volcanic belt.

The Tulks South Property work including the Tulks East drill program is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

July 26, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on July 26, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 26th day of July, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **July 26, 2004**

DRILLING UPDATE AT TULKS EAST PROSPECT

Messina Minerals Inc. (the "Company") announces the expansion of the drill program currently underway which is testing the Tulks East zinc-copper-silver-gold massive sulphide prospect in central Newfoundland within the Tulks Volcanic Belt. As previously reported June 30, 2004 and July 15, 2004 drilling is targeting the Tulks East "B-Zone" massive sulphide lens.

The initial planned 3-hole drill program totaling approximately 275 meters testing the "B-Zone" massive sulphide lens has been completed. Mineralization intersected in each of the three drill holes has confirmed the Company's interpretation from computer modeling that indicated the high potential of the zone. Assay results from these three drill holes are expected to become available beginning in early August and will be reported as they are received.

The Company has extended the Tulks East drill program based on the results of core logging and geological interpretation of the first three drill holes. An additional four drill holes totaling approximately 360 meters are planned to continue to test the "B-Zone" massive sulphide and to also begin testing the potential of the adjacent "A-Zone" massive sulphide lens. The first hole of the expanded program testing the B-Zone is in progress.

The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda") or owns a 100% undivided interest. Noranda has agreed to amend the Tulks South Property and Long Lake Property option agreements and allow the Company an additional year until July 15, 2006 and August 30, 2006 respectively to fulfill its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties.

The focus of the Company is on the zinc-copper massive sulphide potential of its mineral lands. The 2004 field program includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties.

The Tulks South Property work including the Tulks East drill program is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

July 15, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on July 15, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 15th day of July, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508   Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **July 15, 2004**

DRILLING COMMENCES AT TULKS EAST PROSPECT

Messina Minerals Inc. (the "Company") announces the commencement of the 2004 diamond drilling program which begins by testing the Tulks East zinc-copper-silver-gold massive sulphide prospect in central Newfoundland within the Tulks Volcanic Belt. As previously reported June 30, 2004, drilling will initially target the Tulks East "B-Zone" massive sulphide lens.

Previous drilling at the "B-Zone" has intersected massive sulphide zinc-copper-silver-gold mineralization over a strike length of 150 meters in a plunging lens to a vertical depth of 165 meters in 10 drill holes. Hole TE-10 at the western end reportedly (from Newfoundland government assessment files) intersected 11.6% zinc, 1.1% lead, 1.0% copper, 2.5 oz/ton (85.6 g/t) silver and 0.02 oz/ton (0.7 g/t) gold over a 13 foot (4.0 m) core length. Hole TE-39 at the eastern (and deepest) end intersected 8.2% zinc, 1.8% lead, 0.7% copper, 2.8 oz/ton (95.9 g/t) silver, and 0.01 oz/ton (0.3 g/t) gold over an 18 foot (5.5 meter) core length.

The initial 3-hole drill program will test along-strike from the western limit of drilling as well as below previous drill intercepts over a strike length of 125 meters. Recent compilation work and 3-D modelling by Messina Minerals has indicated the B-Zone mineralization remains open for expansion in all directions. The objective of this initial drill program is to extend the B-Zone to the west and to depth, to provide characteristic mineralization suitable for preliminary metallurgical testing, and to allow the Company to estimate a mineral resource for a portion of the B-Zone mineralization compliant with NI43-101 standards.

New Valley Drilling of Springdale, Newfoundland has been contracted to provide diamond drilling services. Eastern Analytical Limited of Springdale, Newfoundland has been contracted to provide primary assay services. SGS Lakefield Research of Lakefield, Ontario has been contracted to provide mineralogical and metallurgical testing.

Drill testing of this and other massive sulphide targets will continue throughout the summer as the appropriate drilling equipment becomes available. Deeper drilling at the Tulks East prospect testing down-plunge extensions of the B-Zone and A-Zone massive sulphide lenses is tentatively scheduled to begin near the end of August. Drill results will be released following confirmation under the Company's established QA/QC procedures as they become available.

The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. or owns a 100% undivided interest. These properties are also prospective for mesothermal gold deposits, however the focus of the Company is on the zinc-copper massive sulphide potential of its properties. The 2004 field program includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties.

The Tulks South Property work is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

July 6, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on July 6, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of July, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **July 6, 2004**

Vancouver, BC – Messina Minerals Inc. (the "Company") is pleased to announce that it has negotiated a $60,000 private placement, to consist of 375,000 units at a price of $0.16 per unit, each unit to consist of one flow-through common share and one non-transferable flow-through share purchase warrant, with each warrant to entitle the holder to purchase one flow-through common share of the Company at a price of $0.25 for a period of two years from closing.

The proceeds of the private placement will be utilized in connection with the exploration program on the Company's Tulks South Property and other properties located in Newfoundland.

The transaction referred to in this News Release is subject to its acceptance for filing by the TSX Venture Exchange.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**


RECEIVED

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 30, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 30, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 30th day of June, 2004.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS INC. – "MMI"

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **June 30, 2004**

NEWFOUNDLAND FIELD PROGRAM UNDERWAY; 3,500 METER DRILL PROGRAM PLANNED

Messina Minerals Inc. (the "Company") announces the commencement of the 2004 field program on its mineral properties in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits. The Company has extensive mineral land holdings totaling 257 square kilometers including the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Messina is earning a 100% interest in these mineral lands from Noranda Inc. or owns a 100% undivided interest. These properties are also prospective for mesothermal gold deposits, however the focus of the Company is on the zinc-copper massive sulphide potential of its properties.

Field mapping and prospecting has commenced as part of a larger exploration program that includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties. New Valley Drilling of Springdale, Newfoundland has been contracted to provide diamond drilling services. Two types of drill rig are required to test the various targets; one capable of drilling shallow <200 meter holes and one capable of drilling to 800 meters depth. Drilling activities will not be continuous through the summer because of the different equipment requirements at the various individual targets and the scarcity of experienced drill crews. However, drilling is expected to begin in mid-July and the entire planned 3,500 meter program is scheduled to conclude by October.

TULKS EAST MASSIVE SULPHIDE PROSPECT

Drilling will initially focus at the Company's Tulks East Prospect. Previous drilling has intersected massive sulphide zinc-copper-silver-gold mineralization at the "B-Zone" over a strike length of 150 meters in a plunging lens to a vertical depth of 165 meters in 10 drill holes. Hole TE-10 at the western end reportedly (from Newfoundland government assessment files) intersected 11.6% zinc, 1.1% lead, 1.0% copper, 2.5 oz/ton (85.6 g/t) silver and 0.02 oz/ton (0.7 g/t) gold over a 13 foot (4.0 m) core length. Hole TE-39 at the eastern (and deepest) end intersected 8.2% zinc, 1.8% lead, 0.7% copper, 2.8 oz/ton (95.9 g/t) silver, and 0.01 oz/ton (0.3 g/t) gold over an 18 foot (5.5 meter) core length. Recent compilation work and 3-D modelling by Messina Minerals has indicated the B-Zone mineralization remains open for expansion in all directions.

The initial 3-hole drill program will test along-strike from the eastern limit of drilling as well as below previous drill intercepts. The objective of this initial program is to extend the B-Zone to the east and to depth, as well as to provide characteristic mineralization suitable for preliminary metallurgical testing. Each of these three holes will also test for near-surface extensions to the Tulks East "A-Zone" massive sulphide lens which is situated directly adjacent to and parallel with the B-Zone. Although the primary target of this round of drilling is the B-Zone, the A-Zone is also a plunging lens of sulphide 100 feet (30 meters) thick at its thickest, extends 375 meters along strike, and to 425 meters vertical depth defined by 30 drill holes. The A-Zone remains open to the east and at depth. The A-Zone exhibits typical massive sulphide zonation patterns from a pyrite-low metal halo increasing toward a relatively metal-rich core. The best hole drilled to date is also the deepest intersection reportedly consisting of 3.2% zinc, 0.5% copper, and 0.6 oz/ton (20.6 g/t) silver over a 49 foot (14.9 meter) core length (from Newfoundland government assessment files). The Company plans to drill two step-out holes, each of approximately 700 meters length, later in the drilling campaign to test the depth extension of the A-Zone massive sulphide mineralization for increasing zinc-copper content. The first of these two holes will be the completion of a drill hole (TE03-01) begun by the Company in December 2003 and postponed because of freezing conditions.

LONG LAKE MASSIVE SULPHIDE PROSPECTS

The Company also plans to drill up to eight holes totaling 1,500 meters of drilling targeting the "East Zone" and the "South Limb" Prospects within the Long Lake Volcanic Belt. Previous drilling reported by Noranda at the East Zone intersected 24.8% zinc with 27.6 g/t silver over 1.0 meter in hole LL97-36 and at the South Limb intersected 31.2% zinc with 103.0 g/t silver over 0.8 meters in LL97-31. These prospects are interpreted to represent one horizon along which massive sulphide mineralization has formed resulting in a total prospective strike length of over 7 kilometers, including mineralization at the Discovery Prospect and the Lucky Gnome Prospect. The "Discovery" Prospect has been estimated by Noranda Inc in 1997 to contain 500,000 tonnes of uncategorized mineralization with an average grade of 16% zinc, 1% lead, 2% copper, 38 g/t silver and 0.9 g/t gold calculated from five drill hole intercepts to 500 m depth. This estimate does not conform to current NI43-101 standards, does not imply that the mineralization is potentially economic, and has not been independently verified or confirmed by the Company. The Lucky Gnome prospect is also situated on this horizon and is comprised of massive barite-pyrite-magnetite exhalite mineralization.

Structural mapping by the Company has identified regional folding of this sulphide horizon and significant potential thickening within the regional hinges of the folds. Drilling during the 2004 season is targeting the interpreted thickened zones of the regional fold hinges within the Long Lake Volcanic Belt. This part of the drilling campaign is anticipated to begin in August, subject to availability of suitable drilling equipment.

The Tulks South Property work is supervised and directed by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 21, 2004

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 21, 2004 through the facilities of Canada Stockwatch and Market News Publishing.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 21st day of May, 2004.

"Peter Tallman"

____
Peter Tallman, President

MESSINA MINERALS INC. – "MMI"
2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2
Tel: (604) 688-1508 Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

NEWS RELEASE **May 21, 2004**

Messina Minerals Inc. ("Messina") is pleased to announce that further to its news release of March 17, 2004, the TSX Venture Exchange has accepted for filing an agreement whereby Messina may earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland. The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Company is targeting base metal-bearing volcanogenic massive sulphide ("VMS") deposits. The project is located within 10 kilometers of the Company's nearby Tulks South base metal property.

The Company has entered into an agreement (the "Assignment Agreement") with Atlantic Zinc Resources Ltd., a private corporation (the "Assignor") whereby Messina Minerals has acquired all of the Assignor's rights and assumes all of the Assignor's obligations in respect of an option agreement between the Assignor and Noranda Inc. (the "Noranda Agreement") who hold the Long Lake property. Under the terms of the Assignment Agreement, Messina must pay the Assignor $35,000 and has issued 200,000 common shares, with a hold period expiring September 14, 2004. The Assignor is a private company 100% owned by Peter Tallman who is the President and Director of Messina Minerals.

The Noranda Agreement and the Assignment Agreement permit Messina Minerals to acquire a 100% interest in the Long Lake massive sulphide property by incurring $2,000,000 in exploration expenditures by August 2005. A total of $706,128 has previously been spent by the Assignor leaving Messina Minerals to spend $1,293,872 by the due date. Noranda retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% net smelter return royalty ("NSR") if it elects not to exercise the Back-in Right. Noranda's Back-in Right election would be triggered if Messina Minerals presents a feasibility study outlining a minimum 10,000,000 tonne base metal deposit and/or a 1,000,000 ounce gold deposit. Upon commencement of the first commercial production from any portion of the property to which the Back-in Right does not apply or was not exercised, the Company is required to issue to Noranda 1,000,000 common shares.

The Company has granted 50,000 incentive stock options to certain of its directors, officers, and employees. All of the options are exercisable at a price of $0.12 per common share for a period of two years.

In another matter, Ms. June Ballant has resigned as Corporate Secretary and Ms. Susan Tessman has been appointed Corporate Secretary of the Company. Ms. Ballant has agreed to act as Assistant Secretary.

Messina will be exhibiting and making a presentation on its mineral properties and exploration programs for 2004 in central Newfoundland at the Resource Investors Forum, St. John's, Newfoundland, June 5th & 6th. The Resource Investors Forum, sponsored by the Chamber of Mineral Resources of Newfoundland and Labrador, will host several leading analysts and commentators on mineral exploration and development. Further information is available at www.resourceinvestorsforum.ca. Admission to the exhibits and presentations is free to the general public.

On behalf of the Board of
Messina Minerals Inc.

"Peter Tallman"

President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

March 12, 2004

Item 3. **Press Release**

Press Release dated March 12, 2004 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

FINAL DRILL RESULTS AT EAGLE GOLD ZONE

Messina Minerals Inc. (the "Company") announces that assay results have been received from drill hole E0405 at the Eagle Gold Zone on the Tulks South Property located in central Newfoundland. Messina is earning a 100% interest in the Tulks South Property from Noranda Inc.

Item 5. **Full Description of Material Change**

FINAL DRILL RESULTS AT EAGLE GOLD ZONE

Messina Minerals Inc. (the "Company") announces that assay results have been received from drill hole E0405 at the Eagle Gold Zone on the Tulks South Property located in central Newfoundland. Messina is earning a 100% interest in the Tulks South Property from Noranda Inc.

Drill hole E0405 is collared 50 meters northeast of hole E0404 which intersected 24.1 g/t Ag and 3.0 g/t Au over 3.1 meters (approximately 2.4 meters true width) as reported on March 4, 2004. Drill hole E0405 intersected a 0.7 meter interval containing quartz veining which assayed 1.5 g/t Au and 4.5 g/t Ag; corresponding to the strike extension of the interval in E0404.

The 5-hole drill program at the Eagle Zone is complete. Gold-bearing quartz veins intersected to date are early veins injected into a zone of shearing and alteration. Individual early veins are extremely boudinaged, meaning they all pinch and swell, and zones with gold and silver grades are made up of multiple vein intersections. A second

later phase of veining is moderately boudinaged and contains copper, lead, and zinc in coarse clots associated with low gold values. A third and latest phase of veining is essentially undeformed and is barren, although the one site of visible gold in hole E0401 was from such a vein. The underlying alteration, including the intense silicification, sericitization, and carbonitization, does not contain gold in any of the five holes drilled to date.

In summary, the Eagle Gold exploration program discovered gold-bearing quartz veins assaying 5.5 – 56.5 g/t Au in grab samples over 1,400 meters strike length. These veins have since been shown to have appreciable quantities of silver. Limited surface work suggested individual veins were narrow, to around 10 to 20 cm size, but could occur in 'swarms' up to at least 2 meter widths. These veins occur within an extensive zone of alteration which continues for at least 6 kilometers of strike length. Diamond drilling along 1,500 meters has intersected the narrow, boudinaged gold-bearing veins in each hole. Because of dilution with the adjoining alteration, the higher-grade gold numbers from surface samples are lower in drill core interval assays. Additional prospecting and detailed mapping at the Eagle Gold Zone will begin in the spring. These surface programs will be aimed at identifying the local structural controls of the quartz veins, their chemical controls and relationship with the underlying alteration, and at discovering new and parallel zones of mineralization.

Gold assays were completed using a standard fire assay (half-assay ton) procedure. The Tulks South Property work is being supervised by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 12th day of March, 2004.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

February 4, 2004

Item 3. **Press Release**

Press Release dated February 4, 2004 and forwarded to Canada StockWatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Messina Minerals Inc. (the "Company") announces that diamond drilling has commenced at the Eagle Gold Zone on the Tulks South Property located in central Newfoundland.

Item 5. **Full Description of Material Change**

Messina Minerals Inc. (the "Company") announces that diamond drilling has finally commenced at the Eagle Gold Zone on the Tulks South Property located in central Newfoundland. Messina is earning a 100% interest in the Tulks South Property from Noranda Inc. Although the drill mobilized January 21st, the commencement of drilling has been delayed by two winter storms which temporarily closed the access road, and then by an equipment problem with the Nodwell porter used to move the drill. The Company has been notified by the drilling contractor that core drilling has commenced on the Company's first planned hole.

The first hole is testing beneath a series of gold-bearing outcrops assaying between 7.2 g/t Au and 22.1 g/t Au from surface grab samples. A total of approximately 500 meters of drilling is planned to test along a 1,400 meter strike length of the Eagle Gold Zone, as previously reported January 15, 2004. The Company has revised the drill plan to drill a total of seven holes, although the total planned drill meterage will remain at 500 meters. The Tulks South Property work is being supervised by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 4th day of February, 2004.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

January 15, 2004

Item 3. **Press Release**

Press Release dated January 15, 2004 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Messina Minerals Inc. (the "Company") announces that diamond drilling will commence on the Tulks South Property located in central Newfoundland during the week of January 19th, 2004.

Item 5. **Full Description of Material Change**

Messina Minerals Inc. (the "Company") announces that diamond drilling will commence on the Tulks South Property located in central Newfoundland during the week of January 19th, 2004. Messina is earning a 100% interest in the Tulks South Property from Noranda Inc. A first phase program of five drill holes totaling approximately 500 meters of drilling is planned to test the Eagle Gold Zone discovered in December 2003 by the Company's prospectors. The drill holes will evaluate the near-surface extent of gold-bearing outcrops which assayed between 5.5 g/t and 56.5 g/t gold along a 1,400 meter strike length, as previously reported December 16, 2003. It is anticipated that drilling and assaying of the Eagle Zone drill core will be substantially completed by mid-February. The Eagle Zone drill program is being supervised by Peter Tallman, P.Geo.

Initial geological work has indicated the Eagle Zone is part of a major shear structure and that quartz veins carrying gold are likely to be controlled by a combination of lithological and structural factors. The volume of alteration and the overprinting of multiple phases of alteration at the Eagle Zone suggests the shear structure acted as a conduit for potentially gold-bearing fluids episodically over a period of geological time which is a positive exploration indicator for this style of mineralization. This style of gold mineralization is comparable to the gold found at the Cape Ray Gold prospect in southwestern Newfoundland and perhaps to the recent gold-in-quartz vein discoveries to the northeast on the Golden Promise property.

The Company has budgeted $400,000 for exploration and drilling on the Tulks South Property during 2004, including drill testing the Eagle Gold Zone and the Tulks East massive sulphide base metal prospect.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 19th day of January, 2004.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

January 8, 2004

Item 3. **Press Release**

Press Release dated January 8, 2004 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Peter Tallman, President of Messina Minerals Inc., reports that the Company has granted 850,000 incentive stock options to certain of its directors, officers, and employees. All of the options are exercisable at a price of $0.24 per common share for a period of two years.

Item 5. **Full Description of Material Change**

Peter Tallman, President of Messina Minerals Inc., reports that the Company has granted 850,000 incentive stock options to certain of its directors, officers, and employees. All of the options are exercisable at a price of $0.24 per common share for a period of two years.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 8th day of January, 2004.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

December 17, 2003

Item 3. **Press Release**

Press Release dated December 17, 2003 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Messina Minerals Inc. ("Messina") announces the discovery of a significant new zone of gold mineralization on the Tulks South Property, central Newfoundland.

Item 5. **Full Description of Material Change**

Messina Minerals Inc. ("Messina") announces the discovery of a significant new zone of gold mineralization on the Tulks South Property, central Newfoundland. Messina is earning a 100% interest in the Tulks South Property from Noranda Inc. Prospectors discovered visible gold within quartz veining at the "Eagle Zone" in mid-November. Subsequent sampling and mapping by Messina has identified a major shear zone hosting several generations of quartz veining containing gold associated with intense silicification, sericitization and carbonate alteration occurring over approximately 150 meter width. The gold-bearing quartz veins have been traced over a strike length of 1.4 kilometers to date. The alteration continues in sporadic outcrops for at least another 4.4 kilometers coincident with airborne geophysical anomalies. Weather has prohibited further sampling along strike.

Gold-bearing quartz veins within the 1.4 kilometer strike length examined to date are concentrated, but not limited to, a 5 to 10 meter wide subzone within the larger alteration envelope. Grab samples taken of in-situ quartz veining within the subzone have yielded seventeen gold assays between 5.5 g/t and 56.5 g/t gold from five outcrops where this subzone is exposed. Visible gold has been identified in one sample not sent for assay and retained as a hand specimen.

Quartz vein samples taken outside of the 'subzone' within the alteration envelope contain geochemically anomalous gold concentrations up to 2.3 g/t gold.

Messina has recently staked mineral lands totaling 100 claims covering 2,500 hectares along an additional 11 kilometer corridor to cover areas the Company believes are prospective for similar mineralization.

Messina plans a 4 - 5 hole diamond drill program to commence in January designed to evaluate the Eagle Zone gold mineralization.

Notes:

Gold assays were performed by Eastern Analytical Labs of Springdale, Newfoundland using a standard half-assay ton fire assay method. Duplicate check assays performed on seven samples above 10 g/t Au have been assayed using a one assay ton fire assay method, which yielded comparable results within acceptable limits. The Tulks South Property work is being supervised by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 24th day of December, 2003.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

December 16, 2003

Item 3. **Press Release**

Press Release dated December 16, 2003 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Messina Minerals Inc. ("Messina") announces the discovery of a significant new zone of gold mineralization on the Tulks South Property, central Newfoundland.

Item 5. **Full Description of Material Change**

Messina announces the discovery of a significant new zone of gold mineralization on the Tulks South Property, central Newfoundland. Messina is earning a 100% interest in the Tulks South Property from Noranda Inc. Prospectors discovered visible gold within quartz veining at the "Eagle Zone" in mid-November. Subsequent sampling and mapping by Messina has identified a major shear zone hosting several generations of quartz veining containing gold associated with intense silicification, sericitization and carbonate alteration occurring over approximately 150 meter width. The gold-bearing quartz veins have been traced over a strike length of 1.4 kilometers to date. The alteration continues in sporadic outcrops for at least another 4.4 kilometers coincident with airborne geophysical anomalies. Weather has prohibited further sampling along strike.

Gold-bearing quartz veins within the 1.4 kilometer strike length examined to date are concentrated, but not limited to, a 5 to 10 meter wide subzone within the larger alteration envelope. Grab samples taken of in-situ quartz veining within the subzone have yielded seventeen gold assays between 5.5 g/t and 56.5 g/t gold from five outcrops where this subzone is exposed. Visible gold has been identified in one sample not sent for assay and retained as a hand specimen.

Quartz vein samples taken outside of the 'subzone' within the alteration envelope contain geochemically anomalous gold concentrations up to 2.3 g/t gold.

Messina has recently staked mineral lands totaling 100 claims covering 2,500 hectares along an additional 11 kilometer corridor to cover areas the Company believes are prospective for similar mineralization.

Messina plans a 4 - 5 hole diamond drill program to commence in January designed to evaluate the Eagle Zone gold mineralization.

Notes:

Gold assays were performed by Eastern Analytical Labs of Springdale, Newfoundland using a standard half-assay ton fire assay method. Duplicate check assays performed on seven samples above 10 g/t Au have been assayed using a one assay ton fire assay method, which yielded comparable results within acceptable limits. The Tulks South Property work is being supervised by Peter Tallman, P. Geo., President of Messina Minerals Inc. and the QP for this project.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 24th day of December, 2003.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

December 8, 2003

Item 3. **Press Release**

Press Release dated December 8, 2003 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

The Company announces the completion of a brokered private placement. The Company also announces the commencement of a diamond drilling program on the Tulks south property.

Item 5. **Full Description of Material Change**

Further to a news release dated October 24, 2003, Messina Minerals Inc. ("Messina") announces the completion of a brokered private placement through Canaccord Capital Corporation as Agent of 4,000,000 Units for total gross proceeds to Messina of $600,000. The securities issued pursuant to the brokered private placement are subject to a hold period expiring on April 5, 2004.

The net proceeds raised from the offering will be used to fund further exploration and diamond drilling programs on Messina's Tulks South copper-zinc and gold property located in Newfoundland, and for general corporate purposes.

A diamond drilling program has commenced on the Tulks South Property and is expected to be completed by December 19th. Petro Drilling of Springdale, Newfoundland has been awarded the contract for a minimum 1,500 meters of drilling. The program for December 2003 will test the Tulks East massive sulphide zinc-copper-gold target. For other program details, refer to the Company's website at www.messinaminerals.com

Messina Minerals is a mineral exploration and development company focused on the exceptional mineral potential of Newfoundland.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 9th day of December, 2003.

"Peter Tallman"
Peter Tallman, President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.

Item 2. **Date of Material Change**

October 24, 2003

Item 3. **Press Release**

Press Release dated October 24, 2003 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

The Company announces a brokered private placement.

Item 5. **Full Description of Material Change**

Messina Minerals Inc. ("Messina") announces, subject to regulatory approval, a brokered private placement through Canaccord Capital Corporation as Agent of up to 4,000,000 Units at a price of $0.15 per Unit for total gross proceeds to Messina of up to $600,000. The placement includes up to 1,200,000 Flow Through Units at a price of $0.15 per Unit, each Flow Through Unit consisting of one share and one half of a share purchase Warrant. The balance will be Non-Flow Through Units, each consisting of one share and one share purchase warrant. Each whole Warrant will be exercisable to purchase one additional common share of Messina for a period of one year at a price of $0.25 per share. The Agent will receive a cash commission equal to 8% of the gross proceeds raised from the sale of the Units together with Agent Warrants equal to 20% of the offering sold, each Agent Warrant exercisable into a common share at $0.15 per share for a period of one year, subject to regulatory approval. The Agent will also receive a Corporate Finance Fee payable in shares and an administration fee. Closing is anticipated to occur on or about November 15, 2003.

The net proceeds raised from the offering will be used primarily to fund further exploration and diamond drilling programs on Messina's Tulks South copper-zinc property and the Fost Hill gold property each located in Newfoundland, and for general corporate purposes.

Messina Minerals is a mineral exploration and development company focused on the exceptional mineral potential of Newfoundland. Messina currently has advanced properties in Newfoundland as well as interests in gold properties in the Wawa area of Ontario.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Peter Tallman, President - (604) 688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 24th day of October, 2003.

"Peter Tallman"
Peter Tallman, President

Insider Reports

Insider transaction detail - View details for issuer

2006-04-06 16:28 ET

Transactions sorted by : Insider
Issuer name : Messina Minerals (Starts with)
Transaction date range : October 1, 2003 - April 6, 2006
Equity securities : Common Shares
Issuer derivatives : Options, Warrants

Issuer name: Messina Minerals Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Ballant, June													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares													
123365	2003-10-28	2003-11-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	0.1100	5,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 381485	2004-12-15	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,500	0.5100							
A 381485	2004-12-15	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	0.5100	2,500						
381497	2004-12-15	2004-12-23	Direct Ownership :	54 - Exercise of warrants	+5,000	0.1500	7,500						
381499	2004-12-15	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.9200	2,500						
381490	2004-12-17	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	0.6000	0						
384140	2004-12-24	2004-12-31	Direct Ownership :	40 - Short sale	-10,000	0.9000	-10,000						
384138	2004-12-29	2004-12-31	Direct Ownership :	51 - Exercise of options	+16,666	0.3000	6,666						
384142	2004-12-31	2004-12-31	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	1.3000	5,666						
O 401877	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	+600	1.5000							
A 401877	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-600	1.5000	5,066						
401885	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-67	1.4300	4,999						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
407634	2005-01-31	2005-02-07	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	1.5000	6,999						
407636	2005-02-07	2005-02-07	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	1.7000	7,999						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
384135	2004-12-29	2004-12-31	Direct Ownership :	51 - Exercise of options	-16,666	0.3000	0				Common Shares	-16,666	0

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
123370	2003-10-28	2003-11-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	0.1500	5,000		0.1500	2005-10-28	Common Shares	+5,000	5,000
381493	2004-12-15	2004-12-23	Direct Ownership :	54 - Exercise of warrants	-5,000		0		0.1500		Common Shares	-5,000	0

Insider name: Brunelle, Steven Samuel

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115810	2003-10-28	2003-11-07	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+230,000	0.1100	474,444						
304837	2004-08-12	2004-08-17	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+312,500	0.1600	786,944						
386571	2004-11-22	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+750,000	0.1500	1,536,944						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
384119	2004-12-22	2004-12-31	Direct Ownership :	54 - Exercise of warrants	+312,500	0.2500	1,849,444						
396275	2005-01-10	2005-01-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.1600	1,834,444						
396277	2005-01-13	2005-01-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1000	1,824,444						
396322	2005-01-14	2005-01-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,500	1.1500	1,816,944						
401734	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.4100	1,766,944						
401742	2005-01-20	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	1.6300	1,741,944						
401744	2005-01-21	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.4900	1,691,944						
401745	2005-01-26	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.5200	1,641,944						
401749	2005-01-27	2005-01-28	Direct Ownership :	54 - Exercise of warrants	+230,000	0.1500	1,871,944						
414077	2005-02-07	2005-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-53,500	1.6600	1,818,444						
414078	2005-02-11	2005-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-17,300	1.6200	1,801,144						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
414079	2005-02-14	2005-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.6400	1,796,144						
425947	2005-02-16	2005-03-01	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+170,000	1.5000	1,966,144						
425949	2005-02-16	2005-03-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.4000	1,956,144						
425950	2005-02-18	2005-03-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	1.5000	1,955,144						
425951	2005-02-23	2005-03-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	1.6500	1,935,144						
435846	2005-03-01	2005-03-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	3.4800	1,905,144						
510180	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	+200,000	0.2400	2,105,144						
510204	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	+83,333	0.3000	2,188,477						
530186	2005-08-10	2005-08-10	Direct Ownership :	11 - Acquisition or disposition carried out privately	-100,000	1.7100	2,088,477						
568332	2005-10-03	2005-10-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-47,000	1.4800	2,041,477						
588811	2005-11-01	2005-11-22	Direct Ownership :	54 - Exercise of warrants	+750,000	0.2500	2,791,477						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
588812	2005-11-14	2005-11-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-140,000	1.1000	2,651,477						
640652	2006-01-23	2006-02-02	Direct Ownership :	10 - Acquisition or disposition in the public market	-13,000	1.0800	2,638,477						
648063	2006-02-03	2006-02-12	Direct Ownership :	10 - Acquisition or disposition in the public market	-65,000	1.2900	2,573,477						
672002	2006-03-02	2006-03-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,200	1.3500	2,568,277						
672003	2006-03-06	2006-03-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,100	1.3800	2,538,177						
678143	2006-03-10	2006-03-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-200,000	1.2500	2,338,177						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
167972	2004-01-07	2004-01-19	Direct Ownership :	50 - Grant of options	+200,000		283,333		0.2400	2006-01-07	Common Shares	+200,000	283,333
510167	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	-200,000		83,333		0.2400	2006-01-08	Common Shares	-200,000	83,333
510193	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	-83,333		0		0.3000	2005-08-01	Common Shares	-83,333	0
568324	2005-10-04	2005-10-11	Direct Ownership :	50 - Grant of options	+150,000		150,000		1.5100	2007-09-06	Common Shares	+150,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115834	2003-10-28	2003-11-07	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+230,000	0.1100	396,666		0.1500	2005-10-28	Common Shares	+230,000	396,666
304844	2004-08-12	2004-08-17	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+312,500	0.2500	709,166			2006-08-11	Common Shares	+312,500	709,166
386507	2004-10-24	2005-01-05	Direct Ownership :	55 - Expiration of warrants	-166,666		542,500	230,000	0.4500	2004-10-24	Common Shares	-166,666	542,500
386574	2004-11-22	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+750,000		1,292,500		0.2500	2005-11-22	Common Shares	+750,000	1,292,500
384111	2004-12-22	2004-12-31	Direct Ownership :	54 - Exercise of warrants	-312,500		980,000		0.2500		Common Shares	-312,500	980,000
401757	2005-01-27	2005-01-28	Direct Ownership :	54 - Exercise of warrants	-230,000	0.1500	750,000				Common Shares	-230,000	750,000
425948	2005-02-16	2005-03-01	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+85,000		835,000		1.7500	2006-02-16	Common Shares	+85,000	835,000
588810	2005-11-01	2005-11-22	Direct Ownership :	54 - Exercise of warrants	-750,000		85,000		0.2500		Common Shares	-750,000	85,000

Insider name: McCue, David John

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction
560551	2005-02-17	2005-09-29	Control or Direction : Ian McCue	00 - Opening Balance-Initial SEDI Report

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
560558	2005-09-26	2005-09-29	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	+10,000	1.2500	10,000						
611755	2005-12-13	2005-12-23	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	7,500						
611756	2005-12-19	2005-12-23	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	5,000						
637753	2006-01-25	2006-01-31	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	-5,000	1.2500	0						
560565	2005-02-17	2005-09-29	Control or Direction : Joseph McCue	00 - Opening Balance-Initial SEDI Report									
560570	2005-09-26	2005-09-29	Control or Direction : Joseph McCue	10 - Acquisition or disposition in the public market	+10,000	1.2500	10,000						
560578	2005-02-17	2005-09-29	Control or Direction : Mark McCue	00 - Opening Balance-Initial SEDI Report									
560586	2005-09-26	2005-09-29	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	+10,000	1.2500	10,000						
611745	2005-12-13	2005-12-23	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	7,500						
611748	2005-12-19	2005-12-23	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	5,000						
637745	2006-01-25	2006-01-31	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	-5,000	1.2500	0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
421552	2005-02-17	2005-02-25	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			97,500						
455767	2005-04-04	2005-04-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	2.6500	77,500						
455772	2005-04-04	2005-04-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	2.8100	57,500						
455812	2005-04-05	2005-04-05	Direct Ownership :	54 - Exercise of warrants	+70,000	0.2500	127,500		0.2500				
461561	2005-04-11	2005-04-12	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	1.9600	137,500						
512977	2005-06-27	2005-07-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.4000	127,500						
516704	2005-07-04	2005-07-12	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.4000	112,500						
519149	2005-07-07	2005-07-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.6000	102,500						
547580	2005-08-31	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4700	97,500						
547589	2005-08-31	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,500	1.5000	85,000						
547598	2005-09-01	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.5000	75,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
547606	2005-09-06	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4600	70,000						
573987	2005-10-20	2005-10-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	1.1500	75,000						
573991	2005-10-20	2005-10-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	1.1600	80,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
424016	2005-02-17	2005-02-28	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			75,000				Common Shares		75,000
550684	2005-09-06	2005-09-14	Direct Ownership :	50 - Grant of options	+75,000		150,000		1.5100	2007-09-06	Common Shares	+75,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
423981	2005-02-17	2005-02-28	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			90,000				Common Shares		90,000
455795	2005-04-05	2005-04-05	Direct Ownership :	54 - Exercise of warrants	-70,000		20,000		0.2500		Common Shares	-70,000	20,000

Insider name: McDonald, Gary Ralph

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379573	2004-12-17	2004-12-22	Control or Direction : Colleen McDonald	00 - Opening Balance-Initial SEDI Report			50,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379555	2004-12-17	2004-12-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			60,000						
397563	2005-01-19	2005-01-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+12,500	0.8000	72,500						
419175	2005-02-16	2005-02-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+10,000	1.5000	82,500						
482681	2005-05-17	2005-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.9700	87,500						
550415	2005-09-12	2005-09-13	Direct Ownership :	54 - Exercise of warrants	+60,000	0.1500	147,500						
568256	2005-10-05	2005-10-11	Direct Ownership :	11 - Acquisition or disposition carried out privately	+2,000	1.6500	149,500						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
390437	2004-12-17	2005-01-11	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
390445	2004-12-17	2005-01-11	Direct Ownership :	50 - Grant of options	+75,000	0.8000	75,000	75,000		2006-12-17	Common Shares	+75,000	75,000
549650	2005-09-06	2005-09-12	Direct Ownership :	50 - Grant of options	+75,000		150,000		1.5100	2007-09-06	Common Shares	+75,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379563	2004-12-17	2004-12-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			60,000				Common Shares		60,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
397564	2005-01-19	2005-01-22	Direct Ownership :	53 - Grant of warrants	+12,500		72,500		1.0000	2007-01-19	Common Shares	+12,500	72,500
419645	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000		77,500		1.7500	2006-02-16	Common Shares	+5,000	77,500
550411	2005-09-12	2005-09-13	Direct Ownership :	54 - Exercise of warrants	-60,000	0.1500	17,500				Common Shares	-60,000	17,500

Insider name: Mordaunt, Peter

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
406746	2005-01-20	2005-02-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
406756	2005-01-20	2005-02-07	Direct Ownership :	50 - Grant of options	+500,000	1.5500	500,000		1.5500	2007-01-20	Common Shares	+500,000	500,000

Insider name: Pallot, John Laurie

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115359	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+140,000	0.1100	143,922						
383115	2004-11-22	2004-12-30	Direct Ownership :	11 - Acquisition or disposition carried out privately	+30,000	0.1500	173,922						
379435	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	0.8500	170,422						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379447	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-422	0.8200	170,000						
387125	2004-12-31	2005-01-06	Direct Ownership :	51 - Exercise of options	+133,333	0.3000	303,333	303,333					
387126	2004-12-31	2005-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-80,500	1.2300	222,833						
387128	2005-01-04	2005-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-52,833	1.2700	170,000						
395458	2005-01-17	2005-01-19	Direct Ownership :	51 - Exercise of options	+125,000	0.2400	295,000						
396768	2005-01-18	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-125,000	1.3700	170,000						
397565	2005-01-19	2005-01-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+12,500	0.8000	182,500						
397576	2005-01-21	2005-01-22	Direct Ownership :	51 - Exercise of options	+125,000	0.2400	307,500						
404796	2005-01-26	2005-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-125,000	1.5870	182,500	182,500					
419730	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+10,000	1.5000	192,500						
463259	2005-04-12	2005-04-15	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,000	2.0400	195,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
463261	2005-04-13	2005-04-15	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	2.0400	197,500						
483208	2005-05-17	2005-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.9900	202,500						
545185	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,700	1.5100	199,800						
545188	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	1.5200	196,300						
545192	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.5000	191,300						
545193	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4700	186,300						
545194	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,800	1.5258	182,500						
568254	2005-10-05	2005-10-11	Direct Ownership :	11 - Acquisition or disposition carried out privately	+3,000	1.6500	185,500						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169539	2004-01-19	2004-01-21	Direct Ownership :	50 - Grant of options	+250,000	0.2400	383,333		0.2400	2006-01-08	Common Shares	+250,000	383,333
387117	2004-12-31	2005-01-06	Direct Ownership :	51 - Exercise of options	-133,333		250,000	250,000	0.3000		Common Shares	-133,333	250,000
395451	2005-01-17	2005-01-19	Direct Ownership :	51 - Exercise of options	-125,000		125,000	125,000	0.2400		Common Shares	-125,000	125,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
404803	2005-01-20	2005-02-03	Direct Ownership :	50 - Grant of options	+125,000		250,000	125,000	1.5500	2007-01-20	Common Shares	+125,000	250,000
397575	2005-01-21	2005-01-22	Direct Ownership :	51 - Exercise of options	-125,000		125,000	0	0.2400		Common Shares	-125,000	125,000
549654	2005-09-06	2005-09-12	Direct Ownership :	50 - Grant of options	+25,000		150,000		1.5100	2007-09-06	Common Shares	+25,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115369	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+140,000	0.1100	140,000		0.1500	2005-10-28	Common Shares	+140,000	140,000
383120	2004-11-22	2004-12-30	Direct Ownership :	11 - Acquisition or disposition carried out privately	+30,000	0.1500	170,000		0.2500	2005-11-22	Common Shares	+30,000	170,000
397566	2005-01-19	2005-01-22	Direct Ownership :	53 - Grant of warrants	+12,500		182,500		1.0000	2007-01-19	Common Shares	+12,500	182,500
420202	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000		187,500		1.7500	2006-02-16	Common Shares	+5,000	187,500

Insider name: Sparkes, Kerry Elwyn

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance
549633	2005-09-06	2005-09-12	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,000
615593	2006-01-03	2006-01-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+35,000	1.0200	36,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
549640	2005-09-06	2005-09-12	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			50,000				Common Shares		50,000
549636	2005-09-06	2005-09-12	Indirect Ownership : Sparkes Consulting	00 - Opening Balance-Initial SEDI Report			50,000				Common Shares		50,000

Insider name: Tallman, Peter

Insider's Relationship to Issuer: 4 - Director of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
379372	2004-12-09	2004-12-22	Control or Direction : Atlantic Zinc Resources	10 - Acquisition or disposition in the public market	-24,000	0.1700	176,000						
97882	2003-10-06	2003-10-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-110,000	0.1350	80,500						
98068	2003-10-08	2003-10-08	Direct Ownership :	10 - Acquisition or disposition in the public market	+55,000	0.1400	135,500						
115696	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+1,137,000	0.1100	1,272,500						
115709	2003-11-04	2003-11-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	0.2500	1,242,500						
138081	2003-12-03	2003-12-09	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	0.2200	1,243,000						
138085	2003-12-09	2003-12-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.2700	1,233,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
151558	2003-12-22	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+18,000	0.2400	1,251,000						
151561	2003-12-22	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.2500	1,256,000						
151565	2003-12-23	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+7,000	0.2400	1,263,000						
151571	2003-12-23	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.2300	1,268,000						
161679	2004-01-05	2004-01-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	0.2650	1,267,500						
161680	2004-01-09	2004-01-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,500	0.2650	1,258,000						
166181	2004-01-13	2004-01-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	0.2950	1,208,000						
178680	2004-01-28	2004-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.2500	1,218,000						
179879	2004-02-04	2004-02-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.2400	1,228,000						
244040	2004-04-08	2004-04-26	Direct Ownership :	10 - Acquisition or disposition in the public market	+33,000	0.1100	1,261,000						
272539	2004-06-08	2004-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	0.1400	1,281,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
272542	2004-06-11	2004-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	+30,000	0.1400	1,311,000						
274388	2004-06-17	2004-06-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+12,500	0.1200	1,323,500						
306521	2004-08-20	2004-08-20	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+62,500	0.1600	1,386,000						
309530	2004-08-23	2004-08-26	Direct Ownership :	10 - Acquisition or disposition in the public market	+13,000	0.1000	1,399,000						
315188	2004-09-01	2004-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	+71,000	0.1000	1,470,000						
315191	2004-09-02	2004-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.1000	1,480,000						
361357	2004-11-26	2004-11-29	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+60,000	0.1500	1,540,000						
376386	2004-12-13	2004-12-19	Direct Ownership :	10 - Acquisition or disposition in the public market	+25,000	0.4200	1,565,000						
379374	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	0.8300	1,540,000						
379376	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,000	0.8700	1,531,000						
379378	2004-12-21	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	0.8700	1,527,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
383027	2004-12-29	2004-12-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-75,000	1.0400	1,452,500						
390267	2005-01-04	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.2000	1,402,500						
390268	2005-01-07	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.0400	1,392,500						
390271	2005-01-10	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,500	1.0500	1,385,000						
390273	2005-01-11	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,500	1.0800	1,372,500						
397545	2005-01-14	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	1.2900	1,342,500						
397546	2005-01-17	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.3500	1,292,500						
397547	2005-01-18	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	1.4100	1,267,500						
397548	2005-01-19	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	1.4500	1,237,500						
407632	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	+250,000	0.3000	1,487,500						
407635	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	+300,000	0.2400	1,787,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
403085	2005-01-26	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.6000	1,772,500						
403087	2005-01-27	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-18,000	1.6200	1,754,500						
403089	2005-01-28	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,500	1.5900	1,745,000						
403092	2005-01-31	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.5500	1,735,000						
419658	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+140,000	1.3500	1,875,000						
419687	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+12,000	1.5000	1,887,000						
433530	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	3.2500	1,882,000						
433532	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	3.2400	1,877,000						
433534	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	3.3000	1,874,500						
433538	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	3.3300	1,872,000						
438333	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	3.4500	1,869,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
438335	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	3.4500	1,869,100						
438336	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-600	3.4100	1,868,500						
438337	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	3.4300	1,867,000						
438338	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	3.3500	1,865,000						
438339	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	3.3700	1,862,000						
438341	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,100	3.3900	1,857,900						
438343	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	3.4000	1,857,000						
460656	2005-04-07	2005-04-11	Direct Ownership :	10 - Acquisition or disposition in the public market	+15,000	2.0000	1,872,000						
483071	2005-05-16	2005-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	1.0000	1,892,000						
507381	2005-06-23	2005-06-25	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.6400	1,887,000						
507382	2005-06-23	2005-06-25	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.6500	1,882,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
507384	2005-06-23	2005-06-25	Direct Ownership :	54 - Exercise of warrants	+60,000	0.2500	1,942,000						
549643	2005-09-09	2005-09-12	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	1.2900	1,952,000						
555599	2005-09-21	2005-09-21	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	1.2400	1,962,000						
563233	2005-09-28	2005-10-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+800	1.1800	1,962,800						
567460	2005-10-06	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-138,000	1.4300	1,824,800						
567464	2005-10-06	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.4500	1,809,800						
567474	2005-10-07	2005-10-07	Direct Ownership :	54 - Exercise of warrants	+1,137,000	0.1500	2,946,800						
573524	2005-10-19	2005-10-24	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,200	1.1800	2,949,000						
O 618761	2006-01-03	2006-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-71,000	1.0200							
663541	2006-02-28	2006-03-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	1.3500	2,969,000						
663543	2006-02-28	2006-03-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+8,000	1.3800	2,977,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
260232	2004-05-21	2004-05-25	Indirect Ownership : Atlantic Zinc Resources	45 - Compensation for property	+200,000	0.1100	200,000	200,000					
A 618761	2006-01-03	2006-01-16	Indirect Ownership : Atlantic Zinc Resources	10 - Acquisition or disposition in the public market	-71,000	1.0200	105,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
162076	2004-01-08	2004-01-12	Direct Ownership :	50 - Grant of options	+300,000	0.2400	550,000		0.2400	2006-01-07	Common Shares	+300,000	550,000
407630	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	-250,000		300,000		0.3000		Common Shares	-250,000	300,000
407633	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	-300,000		0	0	0.2400		Common Shares	-300,000	0
407637	2005-01-20	2005-02-07	Direct Ownership :	50 - Grant of options	+75,000		75,000	75,000	1.5500	2007-01-20	Common Shares	+75,000	75,000
409566	2005-02-02	2005-02-09	Direct Ownership :	50 - Grant of options	+500,000		575,000	575,000	1.6000	2007-02-02	Common Shares	+500,000	575,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115705	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+1,137,000	0.1500	1,170,333			2005-10-28	Common Shares	+1,137,000	1,170,333
306525	2004-08-20	2004-08-20	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+62,500	0.2500	1,232,833		0.2500	2006-08-13	Common Shares	+62,500	1,232,833
361358	2004-11-26	2004-11-29	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+60,000	0.2500	1,292,833		0.2500	2005-11-26	Common Shares	+60,000	1,292,833

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
419693	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+6,000		1,298,833		1.7500	2006-02-16	Common Shares	+6,000	1,298,833
420207	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+70,000		1,368,833		1.6000	2006-02-16	Common Shares	+70,000	1,368,833
507383	2005-06-23	2005-06-25	Direct Ownership :	54 - Exercise of warrants	-60,000		1,308,833		0.2500		Common Shares	-60,000	1,308,833
567468	2005-10-07	2005-10-07	Direct Ownership :	54 - Exercise of warrants	-1,137,000		171,833		0.1500		Common Shares	-1,137,000	171,833

Insider name: Tessman, Susan Marie

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

	Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
O	259747	2004-05-20	2004-05-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report				
A	259747	2004-05-20	2004-05-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			5,000	
	378684	2004-12-20	2004-12-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.8500	0	
	387101	2005-01-05	2005-01-06	Direct Ownership :	51 - Exercise of options	+50,000	0.1200	50,000	50,000
	387105	2005-01-05	2005-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.1600	45,000	45,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
391624	2005-01-07	2005-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.0000	40,000	40,000					
395430	2005-01-14	2005-01-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.3000	35,000	35,000					
395435	2005-01-14	2005-01-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2300	30,000	30,000					
395438	2005-01-14	2005-01-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2200	25,000	25,000					
396758	2005-01-17	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4200	20,000						
396757	2005-01-18	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4100	15,000						
396761	2005-01-18	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.3500	10,000	10,000					
397567	2005-01-18	2005-01-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	0.8000	15,000						
404742	2005-01-31	2005-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.6000	5,000	5,000					
419071	2005-02-16	2005-02-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	1.5000	10,000						
482683	2005-05-17	2005-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	0.9400	11,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
483147	2005-05-18	2005-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	0.9500	12,000						
508088	2005-06-23	2005-06-27	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.6700	10,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
259760	2004-05-20	2004-05-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
259763	2004-05-21	2004-05-21	Direct Ownership :	50 - Grant of options	+50,000		50,000		0.1200	2006-05-21	Common Shares	+50,000	50,000
387100	2005-01-05	2005-01-06	Direct Ownership :	51 - Exercise of options	-50,000		0	0	0.1200		Common Shares	-50,000	0
404805	2005-01-20	2005-02-03	Direct Ownership :	50 - Grant of options	+100,000		100,000	100,000	1.5500	2007-01-20	Common Shares	+100,000	100,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
397568	2004-05-20	2005-01-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
397569	2005-01-19	2005-01-22	Direct Ownership :	53 - Grant of warrants	+5,000		5,000		1.0000	2007-01-19	Common Shares	+5,000	5,000
419145	2005-02-16	2005-02-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+2,500		7,500		1.7500	2006-02-16	Common Shares	+2,500	7,500

Insider transaction detail - View details for issuer

Transactions sorted by : Insider
Issuer name : Messina Minerals (Starts with)
Transaction date range : October 1, 2003 - April 6, 2006
Equity securities : Common Shares
Issuer derivatives : Options, Warrants

Issuer name: Messina Minerals Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Ballant, June													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares													
123365	2003-10-28	2003-11-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	0.1100	5,000						

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O	381485	2004-12-15	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,500	0.5100							
A	381485	2004-12-15	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	0.5100	2,500						
	381497	2004-12-15	2004-12-23	Direct Ownership :	54 - Exercise of warrants	+5,000	0.1500	7,500						
	381499	2004-12-15	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.9200	2,500						
	381490	2004-12-17	2004-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	0.6000	0						
	384140	2004-12-24	2004-12-31	Direct Ownership :	40 - Short sale	-10,000	0.9000	-10,000						
	384138	2004-12-29	2004-12-31	Direct Ownership :	51 - Exercise of options	+16,666	0.3000	6,666						
	384142	2004-12-31	2004-12-31	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	1.3000	5,666						
O	401877	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	+600	1.5000							
A	401877	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-600	1.5000	5,066						
	401885	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-67	1.4300	4,999						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
407634	2005-01-31	2005-02-07	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	1.5000	6,999						
407636	2005-02-07	2005-02-07	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	1.7000	7,999						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
384135	2004-12-29	2004-12-31	Direct Ownership :	51 - Exercise of options	-16,666	0.3000	0				Common Shares	-16,666	0

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
123370	2003-10-28	2003-11-19	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	0.1500	5,000		0.1500	2005-10-28	Common Shares	+5,000	5,000
381493	2004-12-15	2004-12-23	Direct Ownership :	54 - Exercise of warrants	-5,000		0		0.1500		Common Shares	-5,000	0

Insider name: Brunelle, Steven Samuel

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115810	2003-10-28	2003-11-07	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+230,000	0.1100	474,444						
304837	2004-08-12	2004-08-17	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+312,500	0.1600	786,944						
386571	2004-11-22	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+750,000	0.1500	1,536,944						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
384119	2004-12-22	2004-12-31	Direct Ownership :	54 - Exercise of warrants	+312,500	0.2500	1,849,444						
396275	2005-01-10	2005-01-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.1600	1,834,444						
396277	2005-01-13	2005-01-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1000	1,824,444						
396322	2005-01-14	2005-01-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,500	1.1500	1,816,944						
401734	2005-01-19	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.4100	1,766,944						
401742	2005-01-20	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	1.6300	1,741,944						
401744	2005-01-21	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.4900	1,691,944						
401745	2005-01-26	2005-01-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.5200	1,641,944						
401749	2005-01-27	2005-01-28	Direct Ownership :	54 - Exercise of warrants	+230,000	0.1500	1,871,944						
414077	2005-02-07	2005-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-53,500	1.6600	1,818,444						
414078	2005-02-11	2005-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-17,300	1.6200	1,801,144						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
414079	2005-02-14	2005-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.6400	1,796,144						
425947	2005-02-16	2005-03-01	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+170,000	1.5000	1,966,144						
425949	2005-02-16	2005-03-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.4000	1,956,144						
425950	2005-02-18	2005-03-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	1.5000	1,955,144						
425951	2005-02-23	2005-03-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	1.6500	1,935,144						
435846	2005-03-01	2005-03-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	3.4800	1,905,144						
510180	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	+200,000	0.2400	2,105,144						
510204	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	+83,333	0.3000	2,188,477						
530186	2005-08-10	2005-08-10	Direct Ownership :	11 - Acquisition or disposition carried out privately	-100,000	1.7100	2,088,477						
568332	2005-10-03	2005-10-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-47,000	1.4800	2,041,477						
588811	2005-11-01	2005-11-22	Direct Ownership :	54 - Exercise of warrants	+750,000	0.2500	2,791,477						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
588812	2005-11-14	2005-11-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-140,000	1.1000	2,651,477						
640652	2006-01-23	2006-02-02	Direct Ownership :	10 - Acquisition or disposition in the public market	-13,000	1.0800	2,638,477						
648063	2006-02-03	2006-02-12	Direct Ownership :	10 - Acquisition or disposition in the public market	-65,000	1.2900	2,573,477						
672002	2006-03-02	2006-03-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,200	1.3500	2,568,277						
672003	2006-03-06	2006-03-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,100	1.3800	2,538,177						
678143	2006-03-10	2006-03-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-200,000	1.2500	2,338,177						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
167972	2004-01-07	2004-01-19	Direct Ownership :	50 - Grant of options	+200,000		283,333		0.2400	2006-01-07	Common Shares	+200,000	283,333
510167	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	-200,000		83,333		0.2400	2006-01-08	Common Shares	-200,000	83,333
510193	2005-06-21	2005-06-30	Direct Ownership :	51 - Exercise of options	-83,333		0		0.3000	2005-08-01	Common Shares	-83,333	0
568324	2005-10-04	2005-10-11	Direct Ownership :	50 - Grant of options	+150,000		150,000		1.5100	2007-09-06	Common Shares	+150,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115834	2003-10-28	2003-11-07	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+230,000	0.1100	396,666		0.1500	2005-10-28	Common Shares	+230,000	396,666
304844	2004-08-12	2004-08-17	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+312,500	0.2500	709,166			2006-08-11	Common Shares	+312,500	709,166
386507	2004-10-24	2005-01-05	Direct Ownership :	55 - Expiration of warrants	-166,666		542,500	230,000	0.4500	2004-10-24	Common Shares	-166,666	542,500
386574	2004-11-22	2005-01-05	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+750,000		1,292,500		0.2500	2005-11-22	Common Shares	+750,000	1,292,500
384111	2004-12-22	2004-12-31	Direct Ownership :	54 - Exercise of warrants	-312,500		980,000		0.2500		Common Shares	-312,500	980,000
401757	2005-01-27	2005-01-28	Direct Ownership :	54 - Exercise of warrants	-230,000	0.1500	750,000				Common Shares	-230,000	750,000
425948	2005-02-16	2005-03-01	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+85,000		835,000		1.7500	2006-02-16	Common Shares	+85,000	835,000
588810	2005-11-01	2005-11-22	Direct Ownership :	54 - Exercise of warrants	-750,000		85,000		0.2500		Common Shares	-750,000	85,000

Insider name: McCue, David John

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

560551	2005-02-17	2005-09-29	Control or Direction : Ian McCue	00 - Opening Balance-Initial SEDI Report

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
560558	2005-09-26	2005-09-29	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	+10,000	1.2500	10,000						
611755	2005-12-13	2005-12-23	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	7,500						
611756	2005-12-19	2005-12-23	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	5,000						
637753	2006-01-25	2006-01-31	Control or Direction : Ian McCue	10 - Acquisition or disposition in the public market	-5,000	1.2500	0						
560565	2005-02-17	2005-09-29	Control or Direction : Joseph McCue	00 - Opening Balance-Initial SEDI Report									
560570	2005-09-26	2005-09-29	Control or Direction : Joseph McCue	10 - Acquisition or disposition in the public market	+10,000	1.2500	10,000						
560578	2005-02-17	2005-09-29	Control or Direction : Mark McCue	00 - Opening Balance-Initial SEDI Report									
560586	2005-09-26	2005-09-29	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	+10,000	1.2500	10,000						
611745	2005-12-13	2005-12-23	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	7,500						
611748	2005-12-19	2005-12-23	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	-2,500	1.2500	5,000						
637745	2006-01-25	2006-01-31	Control or Direction : Mark McCue	10 - Acquisition or disposition in the public market	-5,000	1.2500	0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
421552	2005-02-17	2005-02-25	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			97,500						
455767	2005-04-04	2005-04-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	2.6500	77,500						
455772	2005-04-04	2005-04-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	2.8100	57,500						
455812	2005-04-05	2005-04-05	Direct Ownership :	54 - Exercise of warrants	+70,000	0.2500	127,500		0.2500				
461561	2005-04-11	2005-04-12	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	1.9600	137,500						
512977	2005-06-27	2005-07-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.4000	127,500						
516704	2005-07-04	2005-07-12	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.4000	112,500						
519149	2005-07-07	2005-07-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.6000	102,500						
547580	2005-08-31	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4700	97,500						
547589	2005-08-31	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,500	1.5000	85,000						
547598	2005-09-01	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.5000	75,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
547606	2005-09-06	2005-09-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4600	70,000						
573987	2005-10-20	2005-10-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	1.1500	75,000						
573991	2005-10-20	2005-10-25	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	1.1600	80,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
424016	2005-02-17	2005-02-28	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			75,000				Common Shares		75,000
550684	2005-09-06	2005-09-14	Direct Ownership :	50 - Grant of options	+75,000		150,000		1.5100	2007-09-06	Common Shares	+75,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
423981	2005-02-17	2005-02-28	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			90,000				Common Shares		90,000
455795	2005-04-05	2005-04-05	Direct Ownership :	54 - Exercise of warrants	-70,000		20,000		0.2500		Common Shares	-70,000	20,000

Insider name: McDonald, Gary Ralph

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379573	2004-12-17	2004-12-22	Control or Direction : Colleen McDonald	00 - Opening Balance-Initial SEDI Report			50,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379555	2004-12-17	2004-12-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			60,000						
397563	2005-01-19	2005-01-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+12,500	0.8000	72,500						
419175	2005-02-16	2005-02-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+10,000	1.5000	82,500						
482681	2005-05-17	2005-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.9700	87,500						
550415	2005-09-12	2005-09-13	Direct Ownership :	54 - Exercise of warrants	+60,000	0.1500	147,500						
568256	2005-10-05	2005-10-11	Direct Ownership :	11 - Acquisition or disposition carried out privately	+2,000	1.6500	149,500						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
390437	2004-12-17	2005-01-11	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
390445	2004-12-17	2005-01-11	Direct Ownership :	50 - Grant of options	+75,000	0.8000	75,000	75,000		2006-12-17	Common Shares	+75,000	75,000
549650	2005-09-06	2005-09-12	Direct Ownership :	50 - Grant of options	+75,000		150,000		1.5100	2007-09-06	Common Shares	+75,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379563	2004-12-17	2004-12-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			60,000				Common Shares		60,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
397564	2005-01-19	2005-01-22	Direct Ownership :	53 - Grant of warrants	+12,500		72,500		1.0000	2007-01-19	Common Shares	+12,500	72,500
419645	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000		77,500		1.7500	2006-02-16	Common Shares	+5,000	77,500
550411	2005-09-12	2005-09-13	Direct Ownership :	54 - Exercise of warrants	-60,000	0.1500	17,500				Common Shares	-60,000	17,500

Insider name: Mordaunt, Peter

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
406746	2005-01-20	2005-02-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
406756	2005-01-20	2005-02-07	Direct Ownership :	50 - Grant of options	+500,000	1.5500	500,000		1.5500	2007-01-20	Common Shares	+500,000	500,000

Insider name: Pallot, John Laurie

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115359	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+140,000	0.1100	143,922						
383115	2004-11-22	2004-12-30	Direct Ownership :	11 - Acquisition or disposition carried out privately	+30,000	0.1500	173,922						
379435	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	0.8500	170,422						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
379447	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-422	0.8200	170,000						
387125	2004-12-31	2005-01-06	Direct Ownership :	51 - Exercise of options	+133,333	0.3000	303,333	303,333					
387126	2004-12-31	2005-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-80,500	1.2300	222,833						
387128	2005-01-04	2005-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-52,833	1.2700	170,000						
395458	2005-01-17	2005-01-19	Direct Ownership :	51 - Exercise of options	+125,000	0.2400	295,000						
396768	2005-01-18	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-125,000	1.3700	170,000						
397565	2005-01-19	2005-01-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+12,500	0.8000	182,500						
397576	2005-01-21	2005-01-22	Direct Ownership :	51 - Exercise of options	+125,000	0.2400	307,500						
404796	2005-01-26	2005-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-125,000	1.5870	182,500	182,500					
419730	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+10,000	1.5000	192,500						
463259	2005-04-12	2005-04-15	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,000	2.0400	195,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
463261	2005-04-13	2005-04-15	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	2.0400	197,500						
483208	2005-05-17	2005-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.9900	202,500						
545185	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,700	1.5100	199,800						
545188	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	1.5200	196,300						
545192	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.5000	191,300						
545193	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4700	186,300						
545194	2005-08-31	2005-09-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,800	1.5258	182,500						
568254	2005-10-05	2005-10-11	Direct Ownership :	11 - Acquisition or disposition carried out privately	+3,000	1.6500	185,500						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
169539	2004-01-19	2004-01-21	Direct Ownership :	50 - Grant of options	+250,000	0.2400	383,333		0.2400	2006-01-08	Common Shares	+250,000	383,333
387117	2004-12-31	2005-01-06	Direct Ownership :	51 - Exercise of options	-133,333		250,000	250,000	0.3000		Common Shares	-133,333	250,000
395451	2005-01-17	2005-01-19	Direct Ownership :	51 - Exercise of options	-125,000		125,000	125,000	0.2400		Common Shares	-125,000	125,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
404803	2005-01-20	2005-02-03	Direct Ownership :	50 - Grant of options	+125,000		250,000	125,000	1.5500	2007-01-20	Common Shares	+125,000	250,000
397575	2005-01-21	2005-01-22	Direct Ownership :	51 - Exercise of options	-125,000		125,000	0	0.2400		Common Shares	-125,000	125,000
549654	2005-09-06	2005-09-12	Direct Ownership :	50 - Grant of options	+25,000		150,000		1.5100	2007-09-06	Common Shares	+25,000	150,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115369	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+140,000	0.1100	140,000		0.1500	2005-10-28	Common Shares	+140,000	140,000
383120	2004-11-22	2004-12-30	Direct Ownership :	11 - Acquisition or disposition carried out privately	+30,000	0.1500	170,000		0.2500	2005-11-22	Common Shares	+30,000	170,000
397566	2005-01-19	2005-01-22	Direct Ownership :	53 - Grant of warrants	+12,500		182,500		1.0000	2007-01-19	Common Shares	+12,500	182,500
420202	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000		187,500		1.7500	2006-02-16	Common Shares	+5,000	187,500

Insider name: Sparkes, Kerry Elwyn

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
549633	2005-09-06	2005-09-12	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,000						
615593	2006-01-03	2006-01-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+35,000	1.0200	36,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
549640	2005-09-06	2005-09-12	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			50,000				Common Shares		50,000
549636	2005-09-06	2005-09-12	Indirect Ownership : Sparkes Consulting	00 - Opening Balance-Initial SEDI Report			50,000				Common Shares		50,000
Insider name: Tallman, Peter													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares													
379372	2004-12-09	2004-12-22	Control or Direction : Atlantic Zinc Resources	10 - Acquisition or disposition in the public market	-24,000	0.1700	176,000						
97882	2003-10-06	2003-10-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-110,000	0.1350	80,500						
98068	2003-10-08	2003-10-08	Direct Ownership :	10 - Acquisition or disposition in the public market	+55,000	0.1400	135,500						
115696	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+1,137,000	0.1100	1,272,500						
115709	2003-11-04	2003-11-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	0.2500	1,242,500						
138081	2003-12-03	2003-12-09	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	0.2200	1,243,000						
138085	2003-12-09	2003-12-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	0.2700	1,233,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
151558	2003-12-22	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+18,000	0.2400	1,251,000						
151561	2003-12-22	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.2500	1,256,000						
151565	2003-12-23	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+7,000	0.2400	1,263,000						
151571	2003-12-23	2003-12-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,000	0.2300	1,268,000						
161679	2004-01-05	2004-01-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	0.2650	1,267,500						
161680	2004-01-09	2004-01-10	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,500	0.2650	1,258,000						
166181	2004-01-13	2004-01-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	0.2950	1,208,000						
178680	2004-01-28	2004-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.2500	1,218,000						
179879	2004-02-04	2004-02-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.2400	1,228,000						
244040	2004-04-08	2004-04-26	Direct Ownership :	10 - Acquisition or disposition in the public market	+33,000	0.1100	1,261,000						
272539	2004-06-08	2004-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	0.1400	1,281,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
272542	2004-06-11	2004-06-14	Direct Ownership :	10 - Acquisition or disposition in the public market	+30,000	0.1400	1,311,000						
274388	2004-06-17	2004-06-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+12,500	0.1200	1,323,500						
306521	2004-08-20	2004-08-20	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+62,500	0.1600	1,386,000						
309530	2004-08-23	2004-08-26	Direct Ownership :	10 - Acquisition or disposition in the public market	+13,000	0.1000	1,399,000						
315188	2004-09-01	2004-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	+71,000	0.1000	1,470,000						
315191	2004-09-02	2004-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.1000	1,480,000						
361357	2004-11-26	2004-11-29	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+60,000	0.1500	1,540,000						
376386	2004-12-13	2004-12-19	Direct Ownership :	10 - Acquisition or disposition in the public market	+25,000	0.4200	1,565,000						
379374	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	0.8300	1,540,000						
379376	2004-12-20	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,000	0.8700	1,531,000						
379378	2004-12-21	2004-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	0.8700	1,527,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
383027	2004-12-29	2004-12-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-75,000	1.0400	1,452,500						
390267	2005-01-04	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.2000	1,402,500						
390268	2005-01-07	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.0400	1,392,500						
390271	2005-01-10	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,500	1.0500	1,385,000						
390273	2005-01-11	2005-01-11	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,500	1.0800	1,372,500						
397545	2005-01-14	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	1.2900	1,342,500						
397546	2005-01-17	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-50,000	1.3500	1,292,500						
397547	2005-01-18	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	1.4100	1,267,500						
397548	2005-01-19	2005-01-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	1.4500	1,237,500						
407632	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	+250,000	0.3000	1,487,500						
407635	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	+300,000	0.2400	1,787,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
403085	2005-01-26	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.6000	1,772,500						
403087	2005-01-27	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-18,000	1.6200	1,754,500						
403089	2005-01-28	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,500	1.5900	1,745,000						
403092	2005-01-31	2005-02-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.5500	1,735,000						
419658	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+140,000	1.3500	1,875,000						
419687	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+12,000	1.5000	1,887,000						
433530	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	3.2500	1,882,000						
433532	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	3.2400	1,877,000						
433534	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	3.3000	1,874,500						
433538	2005-03-02	2005-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	3.3300	1,872,000						
438333	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,500	3.4500	1,869,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
438335	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	3.4500	1,869,100						
438336	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-600	3.4100	1,868,500						
438337	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	3.4300	1,867,000						
438338	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	3.3500	1,865,000						
438339	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	3.3700	1,862,000						
438341	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,100	3.3900	1,857,900						
438343	2005-03-08	2005-03-14	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	3.4000	1,857,000						
460656	2005-04-07	2005-04-11	Direct Ownership :	10 - Acquisition or disposition in the public market	+15,000	2.0000	1,872,000						
483071	2005-05-16	2005-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	1.0000	1,892,000						
507381	2005-06-23	2005-06-25	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.6400	1,887,000						
507382	2005-06-23	2005-06-25	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.6500	1,882,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
507384	2005-06-23	2005-06-25	Direct Ownership :	54 - Exercise of warrants	+60,000	0.2500	1,942,000						
549643	2005-09-09	2005-09-12	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	1.2900	1,952,000						
555599	2005-09-21	2005-09-21	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	1.2400	1,962,000						
563233	2005-09-28	2005-10-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+800	1.1800	1,962,800						
567460	2005-10-06	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-138,000	1.4300	1,824,800						
567464	2005-10-06	2005-10-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	1.4500	1,809,800						
567474	2005-10-07	2005-10-07	Direct Ownership :	54 - Exercise of warrants	+1,137,000	0.1500	2,946,800						
573524	2005-10-19	2005-10-24	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,200	1.1800	2,949,000						
O 618761	2006-01-03	2006-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-71,000	1.0200							
663541	2006-02-28	2006-03-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	1.3500	2,969,000						
663543	2006-02-28	2006-03-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+8,000	1.3800	2,977,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
260232	2004-05-21	2004-05-25	Indirect Ownership : Atlantic Zinc Resources	45 - Compensation for property	+200,000	0.1100	200,000	200,000					
A 618761	2006-01-03	2006-01-16	Indirect Ownership : Atlantic Zinc Resources	10 - Acquisition or disposition in the public market	-71,000	1.0200	105,000						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
162076	2004-01-08	2004-01-12	Direct Ownership :	50 - Grant of options	+300,000	0.2400	550,000		0.2400	2006-01-07	Common Shares	+300,000	550,000
407630	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	-250,000		300,000		0.3000		Common Shares	-250,000	300,000
407633	2005-01-20	2005-02-07	Direct Ownership :	51 - Exercise of options	-300,000		0	0	0.2400		Common Shares	-300,000	0
407637	2005-01-20	2005-02-07	Direct Ownership :	50 - Grant of options	+75,000		75,000	75,000	1.5500	2007-01-20	Common Shares	+75,000	75,000
409566	2005-02-02	2005-02-09	Direct Ownership :	50 - Grant of options	+500,000		575,000	575,000	1.6000	2007-02-02	Common Shares	+500,000	575,000

Security designation: Warrants (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115705	2003-10-28	2003-11-07	Direct Ownership :	11 - Acquisition or disposition carried out privately	+1,137,000	0.1500	1,170,333			2005-10-28	Common Shares	+1,137,000	1,170,333
306525	2004-08-20	2004-08-20	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+62,500	0.2500	1,232,833		0.2500	2006-08-13	Common Shares	+62,500	1,232,833
361358	2004-11-26	2004-11-29	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+60,000	0.2500	1,292,833		0.2500	2005-11-26	Common Shares	+60,000	1,292,833

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
419693	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+6,000		1,298,833		1.7500	2006-02-16	Common Shares	+6,000	1,298,833
420207	2005-02-16	2005-02-23	Direct Ownership :	11 - Acquisition or disposition carried out privately	+70,000		1,368,833		1.6000	2006-02-16	Common Shares	+70,000	1,368,833
507383	2005-06-23	2005-06-25	Direct Ownership :	54 - Exercise of warrants	-60,000		1,308,833		0.2500		Common Shares	-60,000	1,308,833
567468	2005-10-07	2005-10-07	Direct Ownership :	54 - Exercise of warrants	-1,137,000		171,833		0.1500		Common Shares	-1,137,000	171,833

Insider name: Tessman, Susan Marie

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 259747	2004-05-20	2004-05-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
A 259747	2004-05-20	2004-05-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			5,000						
378684	2004-12-20	2004-12-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	0.8500	0						
387101	2005-01-05	2005-01-06	Direct Ownership :	51 - Exercise of options	+50,000	0.1200	50,000	50,000					
387105	2005-01-05	2005-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.1600	45,000	45,000					

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
391624	2005-01-07	2005-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.0000	40,000	40,000					
395430	2005-01-14	2005-01-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.3000	35,000	35,000					
395435	2005-01-14	2005-01-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2300	30,000	30,000					
395438	2005-01-14	2005-01-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.2200	25,000	25,000					
396758	2005-01-17	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4200	20,000						
396757	2005-01-18	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.4100	15,000						
396761	2005-01-18	2005-01-21	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.3500	10,000	10,000					
397567	2005-01-18	2005-01-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	0.8000	15,000						
404742	2005-01-31	2005-02-03	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.6000	5,000	5,000					
419071	2005-02-16	2005-02-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+5,000	1.5000	10,000						
482683	2005-05-17	2005-05-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	0.9400	11,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
483147	2005-05-18	2005-05-18	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	0.9500	12,000						
508088	2005-06-23	2005-06-27	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.6700	10,000						
Security designation: Options (Common Shares)													
259760	2004-05-20	2004-05-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
259763	2004-05-21	2004-05-21	Direct Ownership :	50 - Grant of options	+50,000		50,000		0.1200	2006-05-21	Common Shares	+50,000	50,000
387100	2005-01-05	2005-01-06	Direct Ownership :	51 - Exercise of options	-50,000		0	0	0.1200		Common Shares	-50,000	0
404805	2005-01-20	2005-02-03	Direct Ownership :	50 - Grant of options	+100,000		100,000	100,000	1.5500	2007-01-20	Common Shares	+100,000	100,000
Security designation: Warrants (Common Shares)													
397568	2004-05-20	2005-01-22	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
397569	2005-01-19	2005-01-22	Direct Ownership :	53 - Grant of warrants	+5,000		5,000		1.0000	2007-01-19	Common Shares	+5,000	5,000
419145	2005-02-16	2005-02-22	Direct Ownership :	11 - Acquisition or disposition carried out privately	+2,500		7,500		1.7500	2006-02-16	Common Shares	+2,500	7,500


RECEIVED
APR 12 A 11: 19
CORPORATE FINANCE

November 19, 2003

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver B.C.
V6E 3X2

RE: Messina Minerals Inc. – TECHNICAL REPORT ON THE TULKS SOUTH PROPERTY

CONSENT OF AUTHORS

I, Kerry Sparkes P.Geo., do herby consent to the filing of, with whatever regulatory authorities have jurisdiction in this matter, the complete version of technical report titled "TECHNICAL REPORT ON THE TULKS SOUTH PROPERTY, and dated November 19, 2003 (the "Technical Report").

Should any written disclosures be filed with regulatory authorities by Messina Minerals Inc. which incorporate only extracts from, or any summary of, or partial information from the Technical Report, I reserve the right to review such extracts or summaries prior to their being filed by Messina Minerals Inc. in order to ensure that there are no errors or misrepresentations of the information in the complete version of the Technical Report, and will undertake to provide a further Consent at that time upon request .

Name of Qualified Person: Signature: "Kerry Sparkes"

KERRY SPARKES, P.Geo.

Dated at Vancouver, Canada, this 19th day of November, 2003.



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**May 20, 2005 12:43 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on May 20, 2005 12:43 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0375056

Name of Company:
MESSINA MINERALS INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Incorporation number: BC0375056

Messina Minerals Inc.
(the "Company")

EFFECTIVE
DATE OF
ARTICLES May 20, 2005

The Company has as its articles the following articles.

Full name and signature of authorized signatory **Date of signing**

"David J. McCue" April 29, 2005
David J. McCue, Director

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the

surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act*.

2.9 Recognition of Trusts and Partial Interests in Shares

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share

certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of Company

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

  (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

  (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

  (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

  (d) if the Company is authorized to issue shares of a class of shares with par value:

    (i) decrease the par value of those shares; or

    (ii) if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;

  (e) change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

  (f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares has been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares has been issued; and

(2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares has been issued.

9.3 Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company may be held:

(1) in the Province of British Columbia;

(2) at another location outside British Columbia if that location is:

(a) approved by resolution of the directors before the meeting is held; or

(b) approved in writing by the Registrar of Companies before the meeting is held.

10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meetings is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent, or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of that document:

(a) will be available for inspection by shareholders at the Company's head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exception resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy.

11.4 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved; and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

  (b) in the manner, at the time and at the place that the chair of the meeting directs.

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article d12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the

person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) at the discretion of the chair, be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name] as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder):

____
Signed [month, day, year]

____
[Signature of shareholder]

____
[Name of shareholder – printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.16 Electronic Meetings and Voting

The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of

telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

13. DIRECTORS

13.1 Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

  (b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2) or 13.1(3):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or prevision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or

appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business*

Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disc losable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1) a director or senior officer of the company

(2) a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3) the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations* Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act,* the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as a director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3) any other director or officer chosen by the directors if:

  (a) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

  (b) neither the chair of the board nor the president is willing to chair the meeting; or

  (c) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.6 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.7 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.8 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.9 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.10 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.11 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Article 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The Directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee;

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is

elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21, "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Officers

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

21.3 Mandatory Payment of Expenses of Directors and Officers

The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

21.4 Indemnification

Subject to any restrictions in the *Business Corporations* Act and these Articles, the Company may indemnify any other person.

21.5 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividend

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record property the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the Directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

- (a) for a record mailed to a shareholder, the shareholder's registered address;
- (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

- (a) for a record delivered to a shareholder, the shareholder's registered address;
- (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class.

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

 (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

 (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25,1, the impression of the seal may be attested by the signature of any director or officer

25.3 Mechanical Reproduction of Seal

The Directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive of interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company 8if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.


MESSINA MINERALS

MESSINA MINERALS INC.


Messina's Central Newfoundland
Properties and Prospects
NORTH
Tulks East
A/B Zones
Middle Tulks
COSTIGAN LAKE PROPERTY
Tulks Hill
RL228 (Au)
Three-Fives
TULKS SOUTH PROPERTY
Long Lake
Main/East/South Limb
LONG LAKE PROPERTY
Lucky Gnome
Eagle (Au)
Midas Pond (Au)
Boomerang
Zinc Zone
Baxter Pond
Pat's Pond
Brook
0
2.5
5
kilometers

First Quarter Report
For the three months ended December 31, 2005

Building a Successful Exploration Enterprise . . .

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 20, 2006

This Management Discussion and Analysis is provided for the purpose of reviewing the first quarter of 2006, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending December 31, 2005 and 2004, as well as the audited financial statements for the year ended September 30, 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with an exploration office and active projects in Newfoundland and gold exploration assets in Ontario. The Company has acquired exploration properties within belts of proven geological merit with nearby mining infrastructure. In December 2004, the Company made a new zinc-lead-copper-gold-silver discovery on its property in central Newfoundland which highlights the great prospectivity of the Company's Newfoundland properties overall. Throughout 2005, the Company has continued work to expand the new "Boomerang" zone of mineralization, as well as drill test other targets in an attempt to establish a "camp" comprised of several areas of base metal deposition.

During the fiscal year ended September 30, 2005, the Company raised a total of $3,393,490 in brokered and non-brokered private placements and realized an additional $1,498,911 through the exercise of warrants and options. During the first quarter ending December 31, 2005, the Company closed a brokered private placement for gross proceeds of $4,171,550. In summary, the Company has been successful in raising the funds necessary to finance its exploration campaign planned for 2006.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

Overall Performance

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 26,069 hectares (260 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits. The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits. The drill intersection made by the Company in December 2004 of new zinc-lead-copper-silver-gold mineralization at the Boomerang Prospect on the Tulks South Property in Newfoundland demonstrated the potential of the region for exploration discovery. Three drills were utilized from early February until early December 2005 without a significant break testing primarily for strike extensions to the Boomerang mineralization. A total of approximately 32,000 meters of drill core have been recovered from drilling operations during the calendar year 2005. The high-grade nature of the December 2004 discovery hole mineralization has been confirmed and repeated in many holes drilled during 2005, and length, width, and depth characteristics of the Boomerang prospect are being defined. There is the added possibility of future exploitation of some of the mineralization currently identified within the Company's properties resulting from the construction nearby of a base metal mill

scheduled for completion by year-end 2006.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date on its central Newfoundland properties have yielded exploration results that warrant ongoing expenditures. A budget of minimum $2.2 million has been approved by Directors for 2006 exploration efforts. An improved economic climate in the mineral industry assisted in Messina's efforts to raise funds during 2005; this economic environment is expected to continue into 2006.

Financial Health for 2006

Messina has raised funds for exploration throughout 2005. The pricing of each successive financing has intentionally been higher than the last to protect existing shareholders. Many of these new shareholders are professionally managed resource funds that recognize the opportunity for additional capital appreciation. During the fiscal year ended September 30, 2005, the Company continued to focus its efforts on the exploration of its Newfoundland properties acquired in fiscal 2003 and 2004. To this end, the Company completed three private placement financings to raise gross proceeds during the 2005 fiscal year of $3,393,490, of which $790,500 was raised by the issuance of flow-through securities. The Company expended $1,526,224 in exploration costs during the first quarter of fiscal 2006, compared to $234,145 in the same quarter of the previous year, signifying a significant increase in exploration activity. The Company's general and administration expenses of $74,488 and resulting net loss of $42,998 for the quarter compare favourably to expenditures of $94,589 and a net loss of $94,589 in the first quarter of the previous year.

Outside Recognition

The market capitalization of Messina has had a twelve-fold increase year-over-year from September 30, 2004 to September 30, 2005. In December 2005 as a result, Messina Minerals Inc. was recognized as a TSX Venture 50™ company for 2005, a ranking of the top 50 public venture capital companies listed on the TSX Venture Exchange. (TSX Venture 50 is a trademark of TSX Inc. and is used under licence.) The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

Investor Awareness

The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget constraints. The Company had a display booth in Vancouver at the Cordilleran Round-up conference in January 2006, and plans to present a talk in Toronto at a broker-sponsored conference in mid-February 2006, and have booth an information booth and core display in Toronto at the Prospectors and Developers Association of Canada convention in March 2006.

Property Expenditure Milestone

During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.), subject to the appropriate filings, on the Tulks South Property which hosts the Boomerang discovery. Final report and documentation is still in preparation to be submitted both to Falconbridge and the Newfoundland Department of Natural Resources in early 2006.

Strong Commodities Outlook

Base metal commodity prices have more than doubled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese and Indian economies. The zinc price is at a 12-year high and increased 53% during the calendar year 2005, and the gold price is also at a 16-year high currently. Zinc and gold are the two most important economic elements of the Boomerang mineralization. The outlook for zinc particularly is very good for several years. High commodity prices will help keep the investment market focused on Messina and the potential for capital appreciation.

Results of Operations

Exploration Results 2005

The Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has acquired by staking the contiguous Costigan Lake and Eagle properties, and the Victoria Mine property located 30 km to the northeast also within the Tulks Volcanic Belt. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Continued commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, and a nearby base metal mine and mill under construction which is scheduled for completion during 2006.

Competitor Activity

In December 2004, a competitor announced the decision to develop the Duck Pond copper-zinc deposit. This project is located approximately 45 km east-northeast of the Company's lands. The Company's Directors, some Officers, and some field personnel were graciously allowed a tour of the Duck Pond project in mid-2005. Mine development and mill construction are expected to be complete in late 2006. This facility is a very positive development for the region's mineral resources.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. The Company filed a work report with the Newfoundland Department of Natural Resources in March 2005 for expenditures up to December 31, 2004 and as of that period the Company estimates it has remaining to expend $551,872 by the due date July 15, 2006 to fulfill its option expenditure requirements. The Company spent well in excess of this remaining amount on drilling at the Boomerang and other prospects in the 2005 field season; a work report

documenting expenditures is due for completion by March 2006. The Company considers that it has met the expenditure requirements contemplated under the Falconbridge agreement subject to delivery and completion of necessary documentation and obtaining various approvals including expenditure approvals.

The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with significant results described below.

Property Scale Survey

In July 2005 the Company flew an airborne photogrammetry survey that included collection of detailed elevation data over the Tulks South Property as part of a larger survey over all of the Company's lands in central Newfoundland. In addition, a more detailed survey was flown over the area of the Boomerang massive sulphide to provide better topographic elevation control to drilling. The data obtained will be used to pinpoint all features on the ground and provide digital elevation models and accurate 3-D modeling of mineralized zones. All of the preliminary data deliverables from the contractor have been received to this date; a final QA/QC audited product is expected early in 2006.

Boomerang Massive Sulphide Discovery

In December 2004 the Company made a new discovery of high-grade massive sulphide mineralization containing copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Discovery hole GA04-11 intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on section 3300E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides assaying 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold.

From January 2005 to present, the Company has used up to four diamond drill rigs and completed over 32,000 meters of drilling targeting the new Boomerang Discovery and immediate area. Drilling resumed in this area in early February 2006; no results are available at this time. At the Boomerang prospect, drilling has intersected massive sulphide mineralization from between 75 meters to 500 meters vertical depth below surface, and over a horizontal distance of 400 meters from section 3350E to 2950E. Hole results by section, including assay results, from, to, interval, true thickness, and vertical depths below surface are tabulated below, presented from west to east.

Section 2950E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-94	1144	-261	280.90	287.25	6.35	4.9	0.2	0.9	1.0	61	1.0
GA05-90	1132	-273	297.15	302.90	5.72	4.3	0.2	2.6	3.2	112	1.5

Section 3000E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-83	1145	-260	277.7	288.4	10.65	8.2	0.6	5.2	11.6	173	2.4
GA05-89	1126	-279	299.92	307.05	7.13	5.2	0.4	2.3	4.6	86	1.0
GA05-86	1102	-303					No significant assay				

Section 3050E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-88	1154	-251	266.7	276.22	9.52	7.5	0.4	4.4	5.8	189	3.4
GA05-79	1139	-266	284.5	298.5	14.0	10.8	0.7	5.5	7.7	179	4.0
GA05-85	1122	-283	307.2	310.9	3.7	2.7	0.5	4.8	13.5	115	1.5

Section 3100E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			296.7	303.35	6.65	5.2	0.9	8.1	11.9	288	4.9
including			299.0	301.95	2.95	2.4	1.3	11.8	16.2	445	5.7
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Section 3150E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-57	1165	-240	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	1157	-248	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	1106	-299	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	1058	-347					No significant assay				

Section 3200E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA04-10	1185	-220	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	1161	-244	272.4	292.45	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	1123	-282	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	1087	-318	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	1011	-394	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

Section 3250E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-53	1314	-91					No significant assay				
GA05-51	1303	-102					No significant assay				
GA05-63	1257	-148					No significant assay				
GA05-61	1218	-187	204.0	209.9	5.9	5.0	0.4	3.0	3.5	94	2.8
GA05-58	1194	-211	221.75	231.25	9.5	8.1	0.4	2.0	4.0	73	1.4
GA05-32	1172	-233	259.4	277.7	18.3	14.4	0.5	3.3	5.2	115.3	2.5
GA05-25	1137	-268	274.0	302.9	28.9	20.9	0.5	1.8	6.6	80.2	0.8
GA05-30	1099	-306	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84.2	1.0
GA05-65	1061	-344					No significant assay				

Section 3300E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1410	0									
GA05-23	1354	-56				0	-	-	-	-	-
GA05-22	1302	-108	112.2	121.9	12.7	9.7	0.6	3.8	4.5	245	6.0
GA05-20	1267	-143	162.35	175.1	12.75	10.2	0.2	1.1	1.9	35	0.9
GA05-15	1228	-182	215.4	226.5	11.1	7.5	0.2	0.9	1.7	44	1.0
GA05-12	1174	-236	248.25	261.3	13.05	9.5	0.7	3.5	9.6	126	1.4
GA04-11	1140	-270	274.7	288.6	13.9	9.2	0.7	2.6	13.6	102	1.0
GA05-16	1063	-347	360.9	367.65	6.75	4.2	1.5	6.3	18.3	159	0.8
GA05-19	1042	-368	376.0	380.35	4.35	3.8	0.3	1.3	3.3	28	0.2
GA05-21	906	-504	515.1	515.95	0.85	0.5	0.2	1.0	3.9	37	0.1

Section 3350E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-59	1325	-80					No significant assay				
GA05-56	1289	-116	131.45	132.45	1.0	0.8	1.9	4.8	5.4	164	3.6
GA05-64	1238	-167					No significant assay				
GA05-62	1207	-198	218.5	222.3	3.8	3.2	0.7	2.2	11.2	97	1.1
GA05-36	1177	-228	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
GA05-33	1163	-242	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
GA05-66	1136	-269	308.5	314.2	5.7	4.8	0.6	2.5	14.9	67	0.7
GA05-31	1104	-301	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	1091	-314	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	1051	-354	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

Section 3400E

A total of five drill holes on section 3400E returned anomalous but not significant assays at the Boomerang zone on this section.

Section 3500E

A total of five holes have been drilled on section line 3500E, including three holes by the Company during the period and two by Noranda in the 1990's. All five holes have intersected strong volcanogenic alteration and pyritic alteration. However, the Company's geologists interpret that the Boomerang massive sulphides may recur further to the east. Eastward step-out drilling will be conducted to test this target area in 2006.

Section 3800E

An historic drill hole on section 3800E intersected 1.8 meters true thickness of massive sulphides 500 meters east from GA04-11 at a vertical depth of 500 meters. This interval is interpreted as a different massive sulphide lens occurring at a deeper stratigraphic level than the Boomerang massive sulphide horizon. Three reconnaissance holes drilled by the Company during 2005 appear to confirm the notion that a second productive horizon exists below the identified Boomerang horizon since all of the three Messina holes intersected varying amounts of volcanogenic-related alteration and pyrite mineralization. Two holes are planned for this area in February 2006; the first drill hole is underway at this date.

The Company is excited by the potential of the Boomerang Discovery; the high-grade nature of the mineralization, the observed thickness of the metal-bearing intercepts, and the lateral continuity exhibited to date are extremely positive. The area also has excellent available infrastructure, including power lines, roads, and an 1800 tonne per day base metal mill within trucking distance.

Evidence from gravity, HLEM, soil sampling, prospecting, and surface mapping surveys indicates the Boomerang horizon has a regional extent of at least 6 km, including the contiguous Zinc Zone anomaly and Pats Pond Brook massive sulphide occurrence.

Zinc Zone

The Zinc Zone lies along strike one kilometer to the west of the Boomerang discovery. Historically it is an area of intense volcanogenic alteration known for a very high zinc-in-soil anomaly over a 600 meter strike length. Gravity surveying has shown a gravity (density) anomaly, of a magnitude similar to or greater than that which corresponds to Boomerang, situated between grid

sections 2600E to 1600E. The Company drilled three holes on section 2600E as part of the westernmost tests targeting Boomerang. Drilling has shown the sequence of chert and massive pyritic sulphides extend from Boomerang continuously to 2600E which directly connects the Boomerang mineralization with the Zinc Zone gravity anomaly and soil anomaly target. Drilling is planned for the Zinc Zone target during the spring of 2006.

The volcanogenic alteration extends through the Zinc Zone and continues to the west another three kilometers to Pats Pond Brook where prospectors have located another occurrence of (pyritic) massive sulphides.

Baxter Pond

The Baxter Pond alteration zone is another area of intense volcanogenic alteration. The Company identified an airborne magnetic and electromagnetic signature similar to Boomerang in the Baxter Pond area, interpreted to be the fault offset to the east of the Boomerang sulphide horizon. The Company drilled three holes, BA05-01 to BA05-03 totalling 953.7 meters, over a 3.3 kilometer strike length testing for the Boomerang horizon. All three holes intersected Boomerang lithologies and stratigraphic sequence, as well as volcanogenic alteration consistent with the Boomerang mineralized system. Linecutting followed by ground gravity surveying will be conducted here to find specific targets within this area of favourable Boomerang stratigraphy.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

In general, previous work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 87 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

In June 2004 the Company targeted the Tulks East B Zone to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. The 2004 results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface (see News Release October 6, 2004). The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures that permit a clean separation of zinc- from copper-sulphides with common metallurgical extraction techniques.

In the fall of 2005, the Company drilled hole TE05-86 totaling 382.8 meters to test the Tulks East A Zone 100 meters along strike. TE05-86 intersected a 9.65 meter subinterval of massive sulphides from 338.45 to 348.1 meters which assays 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver, and 0.3 g/t gold. The intersection occurs within a 22.25 meter interval of massive sulphide mineralization from 338.45 to 360.7 meters at a vertical depth of approximately 260 meters. The true thickness of the 22.25 meter

massive sulphides is estimated to be 18 meters with an 80° (near vertical) dip.

TE05-86 is a 100 meter step-out to the northeast from hole TE99-04 (drilled by a past explorer) which intersected 30.5 meters of massive sulphides with a 7.0 meter subinterval containing 5.1% zinc and 0.3% copper. The A Zone was discovered in the late 1970's and tested along a 225 meter length prior to hole TE05-86. The distribution of zinc and copper within the A Zone exhibits zonation. Holes contain pyrite with low base metals to the southwest; the amount of metals and particularly zinc generally increases to the northeast. The Company has interpreted this metal increase to be consistent with classic zonation models in volcanic-hosted massive sulphide deposits, used this model to successfully predict an increase in base metal content at the position of TE05-86.

The TE05-86 intersection extended the drilled strike length of the A Zone to 325 meters in length. The maximum thickness of the A Zone massive sulphide lens approximates 25 meters true thickness and has considerable tonnage potential; particularly so if metal grades continue to increase to the northeast. A 1980's vintage gravity (density) survey indicates an anomaly 1,300 meters in length however the Company is confirming this survey (see below). The anomaly continues for at least500 meters beyond TE05-86 and is open for drill testing.

In September to December 2005, the Company completed 100 line kilometers of linecutting starting at Tulks East. In addition, a new detailed gravity survey has also just been completed. Full preliminary results of the gravity survey have been received, and indicate large anomalies in the area of Tulks East prospect and at the Middle Tulks massive sulphide discovery (see below) made by the Company last year. Full data interpretation is expected to be complete by April 2006.

Middle Tulks Prospecting Discovery

In October 2005, the Company's prospectors discovered a new zone of outcropping massive sulphides in the Middle Tulks area of the Tulks South Property, located 17 kilometers northeast of the Boomerang discovery and approximately 3,500 meters southwest along strike from the Tulks East prospect. The Middle Tulks sulphide zone was exposed over a one meter width and is comprised primarily of pyrite with visible zinc-sulphides (sphalerite). One sample returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. Two large 500 pound boulders of pyritic massive sulphides and one smaller boulder assaying 5.6% copper and 0.9% zinc have been located nearby and are considered to be close to their primary source and related to the new outcrop discovery. In addition, an associated and distinctive zone of massive chlorite-pyrite footwall alteration zone has been recognized (the plumbing system) and traced over 600 meters along strike. Drill targets will be identified here in conjunction with the completed gravity survey.

The results to date at Tulks East and Middle Tulks are extremely encouraging. The massive sulphides are part of a massive sulphide-mineralized system that extends for at least four kilometers which is a similar scale to that observed at the Boomerang prospect.

228 Gold Showing

The Company made a new discovery by prospecting in December 2004 of gold-bearing quartz veining and associated alteration at the "228 Showing" on the Tulks South Property located two kilometers southeast of the Tulks East prospect and approximately 20 kilometers from the Boomerang prospect. A total of seven grab samples of various quartz veins were collected from one outcrop area within a 10 meter square area. One sample contained 87 ppb gold; the other six assayed 1.6 g/t, 3.1 g/t, 3.3 g/t, 14.1 g/t, 17.5

g/t, and 19.3 g/t gold. An additional three grab samples were collected from strongly altered host rocks. One sample contained 5 ppb gold; the other two assayed 1.1 g/t and 2.7 g/t gold. One day of trenching during the summer 2005 exposed the quartz veins and surrounding host rock. The geological significance of this discovery is unknown and the sampling is confined to a limited outcrop area.

Eagle Gold Prospect

The Eagle gold prospect is located approximately 3.5 kilometers northeast of the Boomerang massive sulphide and in part overlaps onto the Company's 100% owned Eagle Property claims. Work on this portion of the Tulks South Property was performed in November 2004 and included approximately 25 kilometers of linecutting work followed by the collection and assaying of approximately 1,100 soil samples covering 7 kilometers of strike length to the northeast of the Eagle Gold Zone discovered late in 2003. Analytical results yielded numerous soil anomalies consistent with Eagle gold-style mineralization. Preliminary mapping in this area has suggested the potential for source rocks different than the gold-bearing quartz veins targeted in the 2003 drilling campaign to be the host of gold-bearing mineralization.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Falconbridge Limited (formerly Noranda Inc.) to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Falconbridge Limited agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. In November 2005 Falconbridge Limited agreed to allow the Company an additional term until December 31, 2007 to fulfil its expenditure requirements. The extension allows the Company to more effectively target its ongoing exploration programs on this property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. At December 31, 2005 $1,040,674 remains to be incurred.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Main Zone, the South Zone, and the East Zone. An historical estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of in-ground mineralization and is not a NI 43-101 conforming resource classification.

Three additional massive sulphide zones, namely the South Zone, the East Zone, and the Lucky Gnome Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome Zone was discovered by

drilling in 2002 and consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite and was tested by drilling three holes during 2005. Results are reported below.

The Company began a limited program on the Long Lake Property during October 2004 totaling 617.2 meters in four drill holes. Holes LL04-40 and LL04-41 tested the near surface eastern extension of the Main Zone massive sulphide lens with 100 meter and 400 meter step-outs, respectively. Neither intersected massive sulphide mineralization, however both holes intersected zinc-bearing stringers and alteration. Weighted average assays for the alteration include intersections at 50 meters vertical depth of 2.1% zinc over 10.5 meters in LL04-40, and 0.5% lead and 1.9% zinc over 4.5 meters in LL04-41. These intersections delimit the eastern extent of the Main Zone near surface, however the eastern extent is open at depth.

Hole LL04-42 tested a conductor 200 meters along strike from a narrow intersection of massive sulphides at the South Limb zone. The hole intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer sphalerite (zinc) and chalcopyrite (copper) from 13.1 meters to 72.0 meters downhole, which explains the conductor. The sections from 16.0 to 37.9 meters and 47.4 to 72.0 meters assayed 0.5% zinc over each interval. The intersections are significant because they document a previously unrecognized mineralized stockwork zone hosted by felsic volcanics that has exploration potential for base metals.

The hole LL04-43 was a 100 meter step-out to the west of a narrow intersection of massive sulphides at the East Zone and it intersected base metal mineralized stringers at the target horizon however no significant assays were obtained.

The Company flew an airborne photogrammetry survey including collection of detailed elevation data over the Long Lake Property as part of a larger survey over all of the Company's land position in central Newfoundland. This data will be used to pinpoint all features on the ground and provide digital elevation models and accurate 3-D modeling of mineralized zones. All of the preliminary data deliverables from the contractor have been received to this date; a final QA/QC audited product is expected early in 2006.

The Company began a limited drill program on the Long Lake Property in September 2005 totalling 715.7 meters in three drill holes targeting the Lucky Gnome massive sulphide prospect. The holes intersected alteration containing anomalous base metals however none of the holes intersected massive sulphides. The importance of the Lucky Gnome prospect has been downgraded however the Lucky Gnome horizon remains prospective along strike.

Soil and silt geochemical surveys as well as limited prospecting surveys were conducted over parts of the Long Lake Property in November 2005. Several very strong multi-element anomalies were detected in new target areas. Additional work is proposed in some areas on these new targets.

Mapping in conjunction with the 2004 diamond drilling has indicated the potential of a heretofore ignored area of the property with several untested EM conductors to host massive sulphide mineralization. In addition, all of the previously identified occurrences of massive sulphide mineralization on the Long Lake Property remain open in some dimension. The high-grade nature of the Main Zone (19% combined base metals) is indicative of the potential for economic mineralization.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland, which are the focus of Messina's exploration activities. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2005 work program consisted of completing a photogrammetry survey over the property (as part of a larger survey) and diamond drill -testing the exhalite horizon. One hole totaling 280 meters of drilling was completed in October 2005. The hole intersected several magnetite-rich horizons however no significant assays were reported. Additional work may be proposed following a review of 2005 exploration results. The property remains in good standing.

Eagle Property, Newfoundland

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. The 2005 work program consisted of completing a photogrammetry survey over the property (as part of a larger survey) as well as limited mapping and prospecting work. A larger work program was planned for 2005 however the Boomerang drilling program took precedence. This property is prospective and additional evaluation is planned for 2006.

Lloyd's River Property, Newfoundland

In March of this year, the Company optioned the Lloyd's River massive sulphide property, encompassing 60 claims totaling 1,500 hectares contiguous with and 3.5 kilometers from the Boomerang discovery. Exploration work undertaken failed to discover the source of a massive sulphide boulder and no additional work was recommended. The Company terminated its option on the property in December and all amounts have been written off as of September 30, 2005.

Victoria Mine Property, Newfoundland

The Victoria Lake property is comprised of 12 mineral claims totaling 300 hectares acquired by staking on February 13, 2006. The property covers altered felsic volcanics adjacent to the historic producer Victoria Mine which produced copper and zinc at the turn of the century. A total of $2,400 is required to be spent before mid-February 2007 to maintain the property in good standing.

Ontario Properties

The Ontario Properties are comprised of the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval. The Mishi Leases require a nominal payment annually to the Ontario government to maintain in good standing.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2005
$60,000 – August 2004	-$50,000 for Property Exploration on Tulks South Property -$10,000 for working capital	$50,000 on Tulks South
$177,000 – November 2004	-$177,000 for Property Exploration on Tulks South Property	$177,000 on Tulks South
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	-$4,171,550 for Property Exploration on the Company's Newfoundland properties;	$1,526,224

Summary of Quarterly Results

QUARTER ENDING	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar. 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004
	$	$	$	$	$	$	$	$
Loss before income taxes	(42,998)	(417,815)	(274,132)	(1,534,190)	(94,257)	(96,342)	(60,725)	(88,802)
Loss Per Share	(0.00)	(0.01)	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)

Messina's loss before income taxes for the quarter was $42,998 as compared to $94,257 for the same period last year. Included in last year's amount is a charge for stock-based compensation in the amount of $48,191 relating to employee stock options granted during that quarter. For the current quarter, this charge was $Nil. After adjusting for the stock based compensation amount, the expenses for the current quarter increased by $28,090 over the comparable period from 2004, which is accounted for by increased activity relating to the operations in Newfoundland. This increase in costs was offset by a corresponding increase in interest income of $34,685.

Capital Resources and Liquidity

At December 31, 2005 the Company had $4,518,427 in working capital. During the quarter, the Company completed a partially brokered private placement of 2,528,212 flow through shares for total proceeds of $4,171,550. Of this amount, $3,808,200 was a brokered private placement with the agents receiving a cash commission equal to 7% of the gross proceeds from the sale of their portion of the offering. The agents were also granted 184,640 non-transferable warrants exercisable for one year at a price of $1.65.

The Directors have approved a minimum $2.2 million for exploration of its central Newfoundland properties in 2006, a result of continued exploration success in 2005. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Transactions with Related Parties

During the period ended December 31, 2005 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $4,911 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $24,306 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting and equipment rental fees of $36,944 to a company controlled by Kerry Sparkes, Vice President, Exploration, which have been included in deferred exploration cost.
d) Paid or accrued geological consulting and equipment rental fees of $30,353 to Peter Tallman, President of the Company, and companies controlled by Peter Tallman, which have been included in deferred exploration cost.
e) Paid or accrued legal fees of $31,565 to a company controlled by David McCue, a Director of the Company.

Included in accounts payable is $20,598 owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, Messina has an obligation to issue shares to Tulks Resources Ltd. for property option payments. Peter Tallman is a director of Tulks Resources Ltd.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Risk Factors

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk

Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Financing Risk

Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk

The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

Outstanding Share Data

At December 31, 2005 the Company had 29,480,860 common shares outstanding, valued at $19,180,932. During the quarter, the Company completed a private placement of 2,528,212 flow-through shares at a price of $1.65 per unit, and 2,398,250 share purchase warrants were exercised for proceeds of $474,300.

Options outstanding at December 31, 2005 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Employees	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director
Employees	75,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Employees	120,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Steven Brunelle	150,000	Sept 6, 2005	$ 1.51	Sept. 6, 2007	Director
David McCue	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
John Pallot	25,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Gary McDonald	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
TOTAL	2,170,000				

At December 31, 2005 the Company had the following share purchase warrants outstanding:

Number of Warrants	Number of Shares	Exercise Price	Expiry Date
62,500	62,500	$ 0.25	August 14, 2006
442,500	442,500	$ 1.00	January 19, 2007
200,000	200,000	$ 1.25	January 19, 2007
775,185	775,185	$ 1.60	February 16, 2006
137,834	137,834	$ 1.75	February 16, 2006
184,640	184,640	$ 1.65	October 6, 2006
TOTAL 1,802,659	1,802,659		

Subsequent to the period end, 775,185 warrants exercisable at $1.60 and 137,834 warrants exercisable at $1.75 expiring February 16, 2006 were extended to expiry at February 16, 2007.

Outlook

In 2006, Messina will conduct the most extensive exploration program of the Tulks South Property the property has ever seen. Results from 2005 have shown that the property can host significant base metal mineralization; the objective of the 2006 exploration program is to locate more of this mineralization.

Additional Information

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

Additional Information for Venture Issuers without Significant Revenue

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total December 31 2005
Deferred exploration costs							
Balance, beginning of period	11,252	2,979,930	21,976	20,288	137,679	-	3,171,125
Additions during the period:							
Assays, testing and analysis	-	27,671	-	1,146	5,431	-	34,248
Camp construction and supplies	-	93,402	223	2,187	11,063	224	107,099
Diamond drilling	-	797,736	-	-	77,731	-	875,467
Equipment rental	-	58,623	23	69	2,323	211	61,249
Geology, geophysics and prospecting	-	413,067	622	1,866	12,125	3,092	430,772
Labour	-	48	-	-	-	-	48
Staking, recording and lease rental	-	-	-	-	-	-	-
Surveying	-	3,800	-	-	-	-	3,800
Transportation and travel	-	6,696	-	-	6,845	-	13,541
	-	1,401,043	868	5,268	115,518	3,527	1,526,224
Written off during the period	-	-	-	-	-	(3,527)	(3,527)
Balance, end of period	11,252	4,380,973	22,844	25,556	253,197	-	4,693,822
Total, end of period	$ 11,253	$ 4,481,286	$ 23,844	$ 26,056	$310,197	$ -	$ 4,852,636

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Total Dec 31 2004
Balance, beginning of period	$14,406	$14,453	$384,270	$ 9,645	$ 2,987	$ 25,695	$ 451,456
Assays, testing and analysis	-	-	24,612	-	-	4,440	29,052
Camp construction and supplies	-	-	25,192	-	-	6,181	31,373
Diamond drilling	-	-	95,720	-	-	-	95,720
Equipment rental	-	-	4,740	270	-	-	5,010
Field office and miscellaneous	-	-	-	1,204	-	-	1,204
Geology, geophysics and Prospecting	-	-	25,591	-	-	16,460	42,051
Labour	-	-	20,573	-	-	-	20,573
Project management	-	-	-	-	-	-	-
Staking, recording & lease rental	1,154	-	100	-	-		1,254
Transportation and travel	-	-	7,500	-	-	408	7,908
	1,154	-	204,028	1,474	-	27,489	234,145
Balance, end of period	$15,560	$14,453	$588,298	$ 11,119	$ 2,987	$ 53,184	$ 685,601

First Quarter Operating Expenses

		Three months ended December 31	
		2005	2004
Expenses			
Amortization	$	1,585 $	85
Corporate and administration fees		5,274	5,414
Management and financial consulting		24,306	12,500
Office and miscellaneous		13,258	5,455
Professional fees		9,358	8,395
Promotion and advertising		10,955	6,499
Regulatory and transfer fees		3,255	3,552
Rent		2,865	2,730
Stock-based compensation (Note 8)		-	48,191
Travel and related costs		3,632	1,768
Loss before other items		(74,488)	(94,589)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	29,480,860
Options outstanding	2,170,000
Warrants outstanding	1,802,659
Fully diluted share capital	33,453,519

MESSINA MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited
Prepared by Management

		December 31 2005		September 30 2005
ASSETS				
Current				
Cash and equivalents	$	580,808	$	550,305
Term deposit		4,031,000		1,500,000
Receivables		372,355		173,127
Prepaid expenses and deposits		46,759		49,120
		5,030,922		2,272,552
Building and equipment (Note 3)		71,454		71,141
Mineral properties and deferred exploration costs (Note 4)		4,852,636		3,329,939
Exploration advances (Note 5)		43,668		-
Long-term investment (Note 6)		20,875		20,875
	$	10,019,555	$	5,694,507
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	512,495	$	437,486
Shareholders' equity				
Capital stock (Note 8)		19,180,932		14,992,232
Contributed surplus (Note 8)		2,010,468		1,906,131
Deficit		(11,684,340)		(11,641,342)
		9,507,060		5,257,021
	$	10,019,555	$	5,694,507

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"Peter Tallman" Director *"Gary McDonald"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
Prepared by Management

		Three months ended December 31	
		2005	2004
EXPENSES			
Amortization	$	1,585 $	85
Corporate and administration fees		5,274	5,414
Management and financial consulting		24,306	12,500
Office and miscellaneous		13,258	5,455
Professional fees		9,358	8,395
Promotion and advertising		10,955	6,499
Regulatory and transfer fees		3,255	3,552
Rent		2,865	2,730
Stock-based compensation (Note 8)		-	48,191
Travel and related costs		3,632	1,768
Loss before other items		(74,488)	(94,589)
OTHER ITEMS			
Interest income		35,017	332
Write-off of mineral properties and deferred exploration costs (Note 4)		(3,527)	-
		31,490	332
Loss for the period		(42,998)	(94,257)
Deficit, beginning of period		(11,641,342)	(9,492,948)
Deficit, end of period	$	(11,684,340) $	(9,587,205)
Basic and diluted loss per common share	$	(0.00) $	0.01
Weighted average number of common shares outstanding during the year		28,859,846	14,501,552

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

		Three months ended December 31	
		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the period	$	(42,998) $	(94,257)
Items not affecting cash:			
Amortization		1,585	85
Stock-based compensation		-	48,191
Write-off of mineral properties and deferred exploration costs		3,527	-
Changes in non-cash working capital items:			
Increase in receivables		(199,228)	(28,748)
Increase in prepaid expenses and deposits		2,361	4,068
Increase (decrease) in accounts payable and accrued liabilities		(37,005)	(27,196)
Net cash used in operating activities		(271,758)	(97,857)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of building and equipment		(1,898)	-
Term deposits		(2,531,000)	-
Deposits		-	-
Mineral properties and deferred exploration costs		(1,414,210)	(234,145)
Exploration advances		(43,668)	-
Proceeds from sale of long-term investment		-	-
Net cash used in investing activities		(3,990,776)	(234,145)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital stock issued for cash, net of offering costs of $352,813 (2005 - $32,712)		4,293,037	623,414
Net cash provided by financing activities		4,293,037	623,414
Increase in cash and equivalents during the period		30,503	291,412
Cash and equivalents, beginning of period		550,305	156,196
Cash and equivalents, end of period	$	580,808 $	447,608
Cash paid during the period for:			
Interest expense	$	- $	-
Income taxes		-	-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005
Unaudited
Prepared by Management

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company"), was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

	December 31 2005	September 30 2005
Working capital (deficiency)	$ 4,518,427	$ 1,835,066
Deficit	$ (11,684,340)	$ (11,641,342)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2005. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. EQUIPMENT

	December 31, 2005			September 30, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 9,991	$ 3,481	$ 6,510	$ 3,071	$ 2,021	$ 1,050
Equipment	8,562	1,830	6,732	-	-	-
Building	60,000	1,788	58,212	-	-	-
	$ 78,553	$ 7,099	$ 71,454	$ 3,071	$ 2,021	$ 1,050

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total December 31 2005
Acquisition costs							
Balance, beginning of period, being balance at end of period	$ 1	$ 100,313	$ 1,000	$ 500	$ 57,000	$ -	$ 158,814
Deferred exploration costs							
Balance, beginning of period	11,252	2,979,930	21,976	20,288	137,679	-	3,171,125
Additions during the period:							
Assays, testing and analysis	-	27,671	-	1,146	5,431	-	34,248
Camp construction and supplies	-	93,402	223	2,187	11,063	224	107,099
Diamond drilling	-	797,736	-	-	77,731	-	875,467
Equipment rental	-	58,623	23	69	2,323	211	61,249
Geology, geophysics and prospecting	-	413,067	622	1,866	12,125	3,092	430,772
Labour	-	48	-	-	-	-	48
Staking, recording and lease rental	-	-	-	-	-	-	-
Surveying	-	3,800	-	-	-	-	3,800
Transportation and travel	-	6,696	-	-	6,845	-	13,541
	-	1,401,043	868	5,268	115,518	3,527	1,526,224
Written off during the period	-	-	-	-	-	(3,527)	(3,527)
Balance, end of period	11,252	4,380,973	22,844	25,556	253,197	-	4,693,822
Total, end of period	$ 11,253	$ 4,481,286	$ 23,844	$ 26,056	$310,197	$ -	$ 4,852,636

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total September 30 2005
Acquisition costs							
Balance, beginning of year	$ 1	$ 51,063	$ 1,000	$ 500	$ 57,000	$ -	$ 109,564
Additions during the year:							
Shares issued	-	49,250	-	-	-	36,000	85,250
Cash paid	-	-	-	-	-	25,000	25,000
	-	49,250	-	-	-	61,000	110,250
Written off during the year	-	-	-	-	-	(61,000)	(61,000)
Balance, end of year	1	100,313	1,000	500	57,000	-	158,814
Deferred exploration costs							
Balance, beginning of year	28,859	384,270	9,645	2,987	25,695	-	451,456
Additions during the year:							
Assays, testing and analysis	-	66,247	320	-	4,440	-	71,007
Camp construction and supplies	-	262,996	3,046	9,079	36,609	1,288	313,018
Diamond drilling	-	1,622,884	-	-	-	-	1,622,884
Equipment rental	-	40,627	629	909	5,486	-	47,651
Geology, geophysics and prospecting	-	510,580	3,847	4,463	29,952	2,500	551,342
Labour	-	20,954	646	646	1,292	-	23,538
Staking, recording and lease rental	3,268	100	-	-	-	-	3,368
Surveying	-	39,653	3,843	2,204	20,761	3,523	69,984
Transportation and travel	-	31,619	-	-	13,444	-	45,063
	3,268	2,595,660	12,331	17,301	111,984	7,311	2,747,855
Written off during the year	-	-	-	-	-	(7,311)	(7,311)
Balance, end of year	32,127	2,979,930	21,976	20,288	137,679	-	3,192,000
Recoveries							
Option payments received	(20,875)	-	-	-	-	-	(20,875)
Total	$ 11,253	$ 3,080,243	$ 22,976	$ 20,788	$194,679	$ -	$ 3,329,939

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario
The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario
The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims, whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (75,000 issued, valued at $16,125). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland
The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR. from the Company's share of the proceeds from production of the property.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Eagle Property
The Company acquired the Eagle property by staking.

Costigan Lake Property, Newfoundland
The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland
The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. The deadline has been extended to December 31, 2007. At December 31, 2005, $1,040,674 (September 30, 2005 - $1,156,192) remained to be spent.

The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

5. EXPLORATION ADVANCES

The Company has advanced amounts to suppliers for certain future exploration commitments. These amounts will be charged to deferred exploration costs as the services are provided.

6. LONG TERM INVESTMENT

Long term investment consists of 125,000 shares of Windarra. These shares were received at a value of $20,875 as part of an option agreement on the Pukaskwa property (Note 4). At December 31, 2005, the market value of these shares was $41,875.

7. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued Corporate Administration fees of $4,911 (2004 - $4,034) to an officer of the Company.

2. Paid or accrued management fees of $24,306 (2004 - $11,000) to a director and officer of the Company.

3. Paid or accrued geological consulting and equipment rental fees of $36,944 (2004 – nil) to a company controlled by an officer of the Company.

4. Paid or accrued geological consulting fees and equipment rental fees of $30,353 (2004 - $13,000) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.

5. Paid or accrued legal fees of $31,565 (2004 – nil) to a company controlled by a director of the Company.

Included in accounts payable is $20,598 (2004 - $34,457) owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

	Number Of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2004	14,750,514	$ 10,026,457	$ 192,834
Issued for cash	9,768,884	4,892,401	-
Issued for property acquisition	35,000	85,250	-
Offering costs	-	(32,710)	-
Fair value of stock options granted	-	-	1,906,131
Transfer fair value of options exercised	-	81,781	(81,781)
Transfer fair value of warrants exercised	-	111,053	(111,053)
Tax benefits renounced to flow-through share subscribers	-	(172,000)	-
Balance as at September 30, 2005	24,554,398	14,992,232	1,906,131
Issued for cash	4,926,462	4,645,850	-
Offering costs	-	(352,813)	-
Fair value of agent's warrants	-	(104,337)	-
Balance, December 31, 2005	29,480,860	$ 19,180,932	$ 1,906,131

During the period ended December 31, 2005, the Company issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agent's warrants. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per unit.

During the year ended September 30, 2005, the Company completed private placements as follows:

- November 22, 2004 - issued 1,180,000 flow-through units at a price of $0.15 per unit for gross proceeds of $177,000. Each unit consists of one share and one share purchase warrant exercisable at $0.25 per unit for one year.

- January 19, 2005 – issued 625,000 units at $0.80 and 200,000 flow-through units at $1.00 per unit for gross proceeds of $700,000. Each unit consists of one share and one

8. CAPITAL STOCK (cont'd)

share purchase warrant exercisable at $1.00 per unit for the non flow-through units and $1.25 per unit for the flow-through units for two years.

- February 16, 2005 – issued 1,557,770 units at $1.35 per unit and 275,667 flow-through units at $1.50 per unit for gross proceeds of $2,516,490. Each unit consists of one share and one-half share purchase warrant each whole warrant being exercisable at $1.60 per unit for the non flow-through units and $1.75 per unit for the flow-through units for one year.

Warrants

	Number of Warrants	Weighted Average Exercise Price		Expiry Date
Balance, September 30, 2004	6,008,334	$	0.24	October 24, 2004
Warrants issued				
Private Placement	1,180,000		0.25	November 22, 2005
Private Placement	625,000		1.00	January 19, 2007
Private Placement	200,000		1.25	January 19, 2007
Private Placement	778,885		1.60	February 16, 2006
Private Placement	137,834		1.75	February 16, 2006
Warrants exercised	(4,547,117)		0.25	
Warrants expired	(366,667)		0.45	
Balance, September 30, 2005	4,016,269		0.24	
Warrants issued				
Brokers' warrants	184,640		1.65	October 6, 2006
Warrants exercised	(2,398,250)		0.20	
Balance, December 31, 2005	1,802,659	$	1.38	

The fair value of the purchase warrants issued during the period was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.3%; expected life – 1 year; dividend rate – 0%; volatility – 110%.

8. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at December 31, 2005:

Number Of Shares	Exercise Price	Expiry Date
100,000	$ 0.80	December 16, 2006
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007
245,000	$ 1.60	June 6, 2007
325,000	$ 1.51	September 6, 2007

Stock option transactions for the period are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, September 30, 2004	1,383,333	$	0.26
Options granted	2,170,000		1.53
Options exercised	(1,383,333)		0.26
Balance, September 30, 2005 and December 31,2005	2,170,000		1.53
Number of options currently exercisable	2,170,000	$	1.53

8. CAPITAL STOCK (cont'd)

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. The Company granted a total of 2,170,000 stock options to directors and employees during the year ended September 30, 2005 with a weighted average fair value of $1.17 per option. The fair value of 2,170,000 stock options granted was estimated at $1,906,131 using the Black-Scholes option pricing model based on the following assumptions:

	2005
Risk-free interest rate	2.81 – 3.00%
Expected life of options	2 years
Annualized volatility	105 - 114%
Dividend rate	0.00%

9. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended December 31, 2005, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $479,047;
b) granted 184,640 agent's warrants as commission on a private placement.

11. SUBSEQUENT EVENTS

In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007.

Corporate Data

February, 2006

Head Office

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Registered Office and Solicitor

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

Registrar and Transfer Agent

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Auditors

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

Directors and Officers

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director

Investor Contacts

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com

Capitalization

Authorized:	Unlimited
Issued:	29,480,860
Options:	2,170,000
Warrants:	1,802,662
Fully diluted:	33,453,522

Listing

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6


2005venture50
TSX venture exchange
TSX



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT MARCH 31, 2005

MAY 27, 2005

This Management Discussion and Analysis is provided for the purpose of reviewing the second quarter of 2005 and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the period ending March 31, 2005 and 2004, as well as the audited financial statements for the year ended September 30, 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with several active advanced projects in Newfoundland and gold exploration assets in Ontario. Messina is focused on making the next Canadian exploration discovery. The Company has acquired advanced exploration properties within belts of proven geological merit with nearby mining infrastructure. Throughout 2004 and continuing through 2005, the Company intends to expand the known indicated resources and test for new, large tonnage base metal deposits in Newfoundland. The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

The Company's business is managed by directors, officers and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 272 square kilometres in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits.

In December 2004 the Company made a new discovery of zinc-copper-lead-silver-gold mineralization at the Boomerang Prospect within the Tulks South Property in Newfoundland. From January 1 to March 31, 2005 Messina completed 3,763 meters of diamond drilling (holes GA05-12 through GA05-25) testing the grade and continuity of the Boomerang Prospect. As of the date of this report, Messina has intersected massive sulphide mineralization in 17 of 18 holes. A centre of thick, high-grade mineralization has been identified that exhibits good lateral continuity over the 100 meters of strike length drilled to date. Continued drilling from now through September is planned to test along strike with the objective of outlining 5 million tonnes of mineralization initially.

Messina has raised a total of $3.2 million during the quarter through private placements to individuals and to several senior resource funds. Messina has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South and Long Lake base metal properties in Newfoundland. While the Company is currently financed, general market conditions such as the price of precious and base metals and stock market trends will have an impact on the ability of the Company to obtain future financing to enable further exploration and development of its properties. Base metal prices have doubled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese economy.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date have yielded excellent exploration results that warrant ongoing expenditures in central Newfoundland.

The Company has negotiated procurement of drilling equipment to be provided on a timely basis for its exploration efforts in central Newfoundland. However, drilling equipment rental rates have continued to increase because of scarcity of drills and experienced drill crews. Other drilling companies have raised salary rates for their crews, which has forced a commensurate increase to be paid by Messina to its contractor. The drilling meterage has increased dramatically from one year ago, however unit costs per meter are lower. Increased drilling has led to increased assay and other field charges. The Company has established a winter field camp which will be converted and expanded to a summer camp during the 2005 field season. There are non-recurring costs associated

with establishing these field camps. Field cost management will continue to be one of the main challenges to corporate stewardship through the 2005 exploration season.

The Company has previously conducted generally less advertising and awareness than other comparable exploration companies. With the success of its 2004 exploration campaign in making a significant new mineral discovery, Messina management has identified increasing awareness of the Company by potential investors as a necessity since the Company relies upon share issuance over the longer term to fund its ongoing exploration programs. The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing these awareness initiatives, subject to future budget constraints.

During the period the Company optioned the Lloyd's River property from a Newfoundland prospecting syndicate. The property is located within 5 km of the Boomerang zinc massive sulphide discovery and also hosts zinc-bearing massive sulphide. Also, Messina is earning a 100% interest in the Tulks South and Long Lake Properties mineral lands from Noranda Inc. ("Noranda"). Noranda has agreed to amend the Tulks South Property and Long Lake Property option agreements and allow the Company an additional year until July 15, 2006 and August 30, 2006 respectively to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties.

Management Changes

During the quarter, Mr. Peter Mordaunt was elected to the Board of Directors at the Annual General Meeting. Mr. Mordaunt is a registered Professional Geoscientist with over 25 years of international management experience in a wide range of resource exploration, development and operating projects. As Chairman and President of Corner Bay Minerals, he successfully advanced the Alamo Dorado silver property from discovery, to delineation, through positive feasibility studies, and acquisition by a major mining company. Mr. Mordaunt is currently a senior officer and director of two TSX Venture listed resource exploration companies.

At the Annual General Meeting Mr. David McCue was also elected to the Board of Directors. Mr. McCue practiced corporate law in British Columbia since 1978 and for the past 20 years has specialized in corporate securities law pertaining to exploration, mining, and development companies. Mr. McCue is a director of several other TSX Venture listed resource exploration companies.

RESULTS OF OPERATIONS

Exploration Results January to March 2005

There is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company now controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt through options from Noranda Inc., has acquired by staking the contiguous Costigan Lake and Eagle properties, and has obtained the option to acquire the contiguous Lloyd's River property during the period. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Recent commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility and a network of active logging haulage roads. A competitor has begun constructing a 1,500 tpd mill and zinc-copper mine located 45 km east-northeast of the Company's lands.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Noranda Inc. agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. During the quarter, the Company focused on the new Boomerang discovery within the Tulks South Property with significant results described below.

Boomerang Massive Sulphide Discovery
In early December 2004 the Company made a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Hole GA04-11 intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on grid line 3300E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides assaying 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold from 274.7-288.6 meters.

From January to present, the Company has used two diamond drill rigs and completed over 6,600 meters of drilling targeting the new Boomerang Discovery. Drilling has intersected massive sulphide mineralization from near-surface to 500 meters vertical depth during this program. Also, the Company has tested a 100 meter strike length and found the mineralization is continuous and with consistent assay grades and thicknesses over that horizontal distance evidence from gravity, VLF-EM, and surface mapping surveys may indicate a minimum 600 meter strike length to this zone.

In detail, the Company has identified a "thicker zinc-rich zone" (labeled on the accompanying Vertical Longitudinal maps shown below) which has been intersected in 8 drill holes. This 'thicker zinc-rich zone' as understood to date has a vertical dimension of approximately 150 meters, is known to be at least 100 meters in strike length, has an average true thickness of 9.6 meters, and has an average specific gravity of 4.3.

Drill results from each of the three individual section lines tested to date are summarized in the following tables:

Table 1: Core Intervals, Assays, Elevation, and True Thickness of Massive Sulphide Intersections on 3250E

Section Line	Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface (m)	True Thickness (m)
3250E	Surface									1405	0	
3250E	GA05-32	259.4	277.7	18.3	0.5	3.3	5.2	115	2.5	1172	-233	14.4
3250E	GA05-25	274.0	302.9	28.9	0.5	1.8	6.6	80	0.8	1137	-268	20.9
3250E	GA05-30	330.0	335.3	5.3	0.4	2.8	11.0	84	1.0	1099	-306	4.4

Table 2: Core Intervals, Assays, Elevation, and True Thickness of Massive Sulphide Intersections on 3300E

Section Line	Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface (m)	True Thickness (m)
3300E	Surface									1410	0	
3300E	GA05-23				-	-	-	-	-	1354	-56	0
3300E	GA05-22	112.2	121.9	9.7	0.6	3.8	4.5	245	6.0	1302	-108	12.7
3300E	GA05-20	162.35	175.1	12.75	0.2	1.1	1.9	35	0.9	1267	-143	10.2
3300E	GA05-15	215.4	226.5	11.1	0.2	0.9	1.7	44	1.0	1228	-182	7.5
3300E	GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	126	1.4	1174	-236	9.5
3300E	GA04-11	274.7	288.6	13.9	0.7	2.6	13.6	102	1.0	1140	-270	9.2
3300E	GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159	0.8	1063	-347	4.2
3300E	GA05-19	376.0	380.35	4.35	0.3	1.3	3.3	28	0.2	1042	-368	3.8
3300E	GA05-21	515.1	515.95	0.85	0.2	1.0	3.9	37	0.1	906	-504	0.5

Table 3: Core Intervals, Assays, Elevation, and True Thickness of Massive Sulphide Intersections on 3350E

Section Line	Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface (m)	True Thickness (m)
3350E	Surface									1405	0	
3350E	GA05-36	280.05	285.7	5.65	0.7	2.0	5.8	25	0.1	1177	-228	4.8
3350E	GA05-33	281.4	293.5	12.1	0.5	1.8	8.5	59	0.4	1163	-242	9.7
3350E	GA05-31	333.7	341	7.3	0.4	0.3	1.8	10	0.1	1104	-301	5.5
3350E	GA05-27	332.7	334.5	1.8	0.7	6.2	14.9	202	1.7	1091	-314	1.3
3350E	GA05-24	369.8	371.2	1.4	1.4	3.3	5.0	411	0.8	1051	-354	0.9



Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
GA05-23
GP93-03
GA96-04
GA96-03
GA05-22
GA05-12
GA05-20
GA95-01
GA04-11
GA05-15
THICKER
ZINC-RICH
ZONE
GA04-10
GA05-36
GA05-32
GA05-33
GA97-08
GA05-25
GA05-31
GA05-30
GA05-27
GA97-06
GA05-16
GA05-24
GA05-19
TARGET
GA97-05
GA05-21
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Hole ID (eg GA04-11)
Updated May 11, 2005


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Zinc % (True Thickness - meters)
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
?(0.1)
2.8% (12.7)
9.6% (9.5)
1.9% (10.2)
13.6% (9.2)
1.7% (7.5)
THICKER
ZINC-RICH
ZONE
0.7% (5.5)
5.8% (4.8)
5.2% (14.4)
17.4% (4.4)
6.6% (20.9)
11.0% (4.4)
1.8% (5.2)
14.9% (1.3)
18.3% (4.2)
5.0% (0.8)
3.3% (3.8)
14.2 (0.2)
TARGET
7.4% (2.0)
3.9% (0.5)
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Zinc % (True Thickness - meters)
Updated May 11, 2005

Key features of results from sections 3250E, 3300E, and 3350E:

- seventeen of eighteen holes drilled by Messina to date at Boomerang (since December 2004) have hit massive sulphides;
- eight holes define a "thicker zinc-rich zone" (see Vertical Longitudinal maps shown above); this zone is distinguished by consistent high-grade zinc with copper, lead, gold and silver.
- sectional drilling indicates good lateral and depth continuity of this "thicker zinc-rich zone" over the 100 meter length tested so far;
- the true thickness of the "thicker zinc-rich zone" ranges from 4.2 to 20.9 meters
- the thicker, high-grade portion of the Boomerang massive sulphide mineralization is open in all directions, and is interpreted to be associated with a 600 meter long gravity (density) anomaly;
- the massive sulphide is zoned, with potential for a near-surface gold-bearing subzone (e.g. hole GA05-22) that has not been tested on sections 3250E or 3350E;
- parallel zones of nearby mineralization, such as the BCT massive sulphide, are thicker nearer to surface and therefore have not been tested yet on sections 3250E or 3350E;
- the massive sulphide mineralization in hole GA97-05 on section 3800E, 500 meters to the northeast of Boomerang, is now interpreted to be a separate target within the Boomerang mineralized system; this hole intersected 0.5% copper, 2.6% lead, 7.4% zinc, 77 g/t silver, and 0.7 g/t gold over 2.0 meters true thickness plus just below this level the hole intersected 133 g/t silver with 0.4 g/t gold over 7.2 meters true thickness. This area remains to be tested by additional drilling.

Messina proposes to spend $2 million on exploration around the Boomerang massive sulphide discovery for the period May through December 2005; expenditures to be comprised predominantly of diamond drilling and related costs. This work is planned to test the

along-strike continuation of the Boomerang mineralization with the objective of outlining greater than a 5 million tonne resource. Work in May includes upgrading the on-site camp facilities and core handling infrastructure, and continued diamond drilling.

A third drill rig is planned to be mobilized to Boomerang following the May 24th weekend, once camp facilities are in place. This third rig will begin by testing the near-surface extents of mineralization on sections 3250E and 3350E. The first and second drill rigs will continue to drill step-out holes along strike to the west and east.

The Company is excited by the potential of the Boomerang Discovery; both for the high grade nature of the mineralization and for the observed thickness of the sulphides.

Tulks East Massive Sulphide Prospect
Work on the Tulks East prospect area by Messina and others includes approximately 14,500 meters of drilling in 81 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth. Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures that permit a clean separation of zinc- from copper-sulphides with common metallurgical extraction techniques.

Additional drilling is warranted on both the A Zone and B Zone sulphide lenses.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Noranda Inc. to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Noranda Inc. agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Company is required to expend $1,240,697 by the due date to earn its interest.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Main Zone, the South Zone, and the East Zone. An estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of mineralization and is not a NI 43-101 conforming resource classification.

Mapping in conjunction with the 2004 diamond drilling has indicated the potential of a heretofore ignored area of the property with several untested EM conductors to host massive sulphide mineralization. In addition, all of the previously identified occurrences of massive sulphide mineralization on the Long Lake Property remain open in some dimension. The high-grade nature of the Main Zone (19% combined base metals) is indicative of the potential for economic mineralization. The Company is planning to test several targets within the Long Lake Property during 2005.

Lloyd's River Property, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Lloyd's River massive sulphide property from A.S.K. Prospecting Syndicate ("A.S.K. Syndicate") of Gambo, Newfoundland. The Lloyd's River property is comprised of three mineral licences encompassing 60 claims totaling 1,500 hectares in area. The claims are contiguous with and located 3.5 kilometers from Messina's recent Boomerang massive sulphide discovery on the Tulks South Property. During 2004 the A.S.K. Syndicate located

angular massive sulphide boulders containing copper, lead, and zinc sulphides. Assay results and assay certificates were provided by A.S.K. Syndicate for 13 samples collected during 2004. Three of these samples were of massive sulphide mineralization and they assayed from 0.1% to 0.4% copper, 0.1% to 2.0% lead, 0.3% to 6.3% zinc, 20 to 46 g/t silver and 0.66 to 0.74 g/t gold.

The Company has made a cash payment of $25,000 and will issue 10,000 common shares to the A.S.K. Syndicate upon acceptance of the agreement by the TSX Venture Exchange. In order to exercise the option, the Company must pay $50,000 and issue 10,000 common shares on each of the first, second and third anniversaries of the acceptance date. The A.S.K. Syndicate has retained a 2% NSR, one-half of which may be purchased for $1,000,000.

The Company plans to evaluate the Lloyd's River Property during 2005.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. Additional work including reconnaissance soil sampling followed by linecutting and detailed ground geophysics is recommended for the property during 2005. A total of $8,767.23 is required to be spent before December 1, 2005 to keep this property in good standing.

Eagle Property (formerly Pat's Pond Property), Newfoundland

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. Work sufficient to keep this property in good standing has been completed previously. Several interesting gold and base metal boulders were located. This property is prospective and additional evaluation is planned for 2005.

Ontario Properties

The Company maintains interests in the Pukaskwa Property and the Mishi Leases in the Wawa area of Ontario. The properties are prospective for gold. The Company also retains a royalty of $1.20 per tonne once production exceeds 700,000 tonnes from the Mishi Pit property. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2005
$60,000 – August 2004	-$50,000 for Property Exploration on Tulks South Property -$10,000 for working capital	$50,000 on Tulks South
$177,000 – November 2004	-$177,000 for Property Exploration on Tulks South Property	$177,000 on Tulks South
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$130,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ nil

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Mar. 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Net Loss	(1,534,190)	(94,257)	($96,342)	($60,725)	($88,802)	($62,082)	(32,829)	($45,413)
Loss Per Share	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Messina's net loss for the quarter before other items was $1,540,178. Included in this amount is a charge for stock-based compensation relating to employee stock options in the amount of $1,353,663. At March 31, 2004, this charge was 80,244. Adjusting for these charges, the loss before other items would be $186,515 for 2005 and $39,964 for 2004. This difference can be explained by consulting fees and all other administrative expenses being up due to the increase in the Company's activity while professional fees, promotion and regulatory and transfer agent fees also increased due to costs of financing. The loss for the period, after taking into account interest income and gain on sale of investments is $1,534,190 for 2005 and $88,802 for 2004. Again, adjusting for the stock-based compensation amounts, the losses are $180,527 and $8,588. The 2004 loss has been reduced by the amount of a gain on sale of investment in the amount of $30,715.

CAPITAL RESOURCES AND LIQUIDITY

The Company completed a private placement in January of 200,000 flow-through units and 625,000 non flow-through units each at a price of $1.00 per flow-through unit and $0.80 per non flow-through unit for total proceeds of $700,000. Each flow-through and non flow-through unit consist of one share and one share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non flow-through units and $1.25 for the flow-through units, for a period of two years from closing.

The Company also closed a second private placement in February of 1,833,347 units for proceeds of $2,516,490. 275,667 units are flow-through at a price of $1.50 per unit and 1,557,770 units are non flow-through at a price of $1.35 per unit. Each unit is comprised of one share and one half share purchase warrant, with each whole warrant entitling the holder to purchase a further share in the Company at a price of $1.75 for the flow-through units and $1.60 for the non flow-through units, for a period of one year from closing.

Messina has allocated $3 million for exploration of its central Newfoundland properties over two years including $1.5 million committed in 2005, representing a considerable increase in efforts from previous years. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Messina relies on the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment.

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the development of its properties and further the Company's long term plan.

TRANSACTIONS WITH RELATED PARTIES

During the quarter Messina entered into the following transactions with related parties:

a) Paid or accrued Corporate Administration fees of $4,815 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $13,500 to a company controlled by Peter Tallman, President of the Company.
c) Paid or accrued geological consulting fees of $8,500 to a company controlled by Peter Tallman, President of the Company, which have been included in deferred exploration cost.
d) Paid or accrued legal fees of $11,648 to a company controlled by David McCue, a Director of the Company.
e) Paid $35,000 to Atlantic Zinc, a company controlled by Peter Tallman, under the terms of a property option agreement on the Long Lake Property.

Included in accounts payable are amounts owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. Peter Tallman is a director of Tulks.

OUTSTANDING SHARE DATA

At March 31, 2005 the Company had 23,851,115 common shares outstanding. On January 19, 2005 the Company completed a private placement, issuing 625,000 units at $0.80 and 200,000 flow-through units at $1.00. On February 16, 2005 a second private placement was closed, with the issuance of 1,557,770 units at $1.35 and 275,667 flow-through units at $1.50. Also during the quarter, warrants totalling 3,371,065 shares were exercised along with 900,000 stock options.

Subsequent to the period end, 25,000 shares were issued at $1.97 pursuant to an option agreement on the Tulks Property.

During the quarter, the Company granted 1,000,000 options exercisable at a price of $1.55 for 2 years, and 500,000 options exercisable at a price of $1.60 for 2 years to certain directors, officers, employees and consultants.

Options outstanding at March 31, 2005 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Steven Brunelle	83,334	August 2, 2002	$ 0.30	August 1, 2005	Director
Steven Brunelle	200,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Darrell Hyde	50,000	January 8, 2004	$ 0.24	January 8, 2006	Employee
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Consultant
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Gerald Squires	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director and Officer
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director and Officer
TOTAL	1,933,334				

Subsequent to the quarter end, 50,000 options were exercised at $0.24.

During the quarter 1,741,719 additional share purchase warrants were issued. At March 31, 2005 the Company had the following share purchase warrants outstanding:

Number of Warrants	Number of Shares	Exercise Price	Expiry Date
1,547,000	1,547,000	$ 0.15	October 28, 2005
62,500	62,500	$ 0.25	August 14, 2006
1,010,000	1,010,000	$ 0.25	November 22, 2005
625,000	625,000	$ 1.00	January 19, 2007
200,000	200,000	$ 1.25	January 19, 2007
778,885	778,885	$1.60	February 15, 2006
137,834	137,834	$1.75	February 15, 2006
TOTAL 4,361,219	4,361,219		

Subsequent to the period end, 70,000 warrants were exercised at $0.25.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Total Mar 31 2005
Balance, beginning of period	$15,560	$14,453	$ 588,300	$ 11,119	$ 2,987	$53,182	$ 685,601
Assays, testing and analysis	-	-	7,046	-	-	-	7,046
Camp construction and supplies	-	-	27,216	-	-	-	27,216
Diamond drilling	-	-	190,491	-	-	-	190,491
Equipment rental	-	-	5,806	-	-	-	5,806
Field office and miscellaneous	-	-	-	-	-	-	0
Geology, geophysics and prospecting	-	-	72,772	-	-	-	72,772
Labour	-	-	-	-	-	-	-
Project management	-	-	-	-	-	-	-
Staking, recording & lease rental	-	-	-	-	-	-	-
Transportation and travel	-	-	1,891	-	-	-	1,891
	-	-	305,221	-	-	-	305,221
Balance, end of period	$15,560	$14,453	$893,521	$ 11,119	$ 2,987	$ 53,182	$ 990,822

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	Long Lake Property	Total Mar 31 2004
Balance, beginning of period	$ 11,216	$ 316	$ 113,562	$ 16,669	$ -	$ 141,763
Assays, testing and analysis	-	812	12,285	-	-	13,097
Camp construction and supplies	-	-	7,262	-	-	7,262
Diamond drilling	-	-	79,916	-	-	79,916
Equipment rental	-	-	7,957	-	-	7,957
Field office and miscellaneous	550	-	-	-	-	550
Geology, geophysics and prospecting	-	2,500	52,173	-	-	54,673
Labour	-	-	14,071	-	-	14,071
Project management	-	-	270	-	-	270
Staking, recording & lease rental	84	665	7,850	-	4,775	13,374
Transportation and travel	-	10,160	4,884	-	-	15,044
	634	14,137	186,668	-	4,775	206,214
Balance, end of period	$ 11,850	$ 14,453	$ 300,230	$ 16,669	$ 4,775	$ 347,977

During the Quarter the Company continued to focus its exploration efforts in Newfoundland, particularly on the Tulks South property where drilling is scheduled to recommence as is practicable. On a year over year basis, the Company dropped the Fost Hills properties after receiving an assessment report recommending no further work on the claims. The Ontario properties (Mishi

and Pukaskwa) are on a care and maintenance basis while the properties in Newfoundland are focused on. Thus, the overall expenditure decreased in Ontario. Exploration continued on the Tulks South property, with expenditures up from $204,028 for the first quarter to $305,221 for the second quarter. Eagle Lake, Costigan and Long Lake were acquired after the corresponding quarter in 2003 so no comparative costs are available.

	3 months ended March 31	
	2005	**2004**
EXPENSES		
Amortization	$ 317	$ 119
Corporate and administration fee	6,559	-
Management and financial consulting	33,500	6,000
Office and miscellaneous	33,488	10,852
Professional fees	18,288	6,923
Promotion and advertising	33,246	5,952
Regulatory and transfer agent fees	37,415	9,101
Rent	2,775	2,600
Stock-based compensation	1,353,663	80,244
Travel and related costs	20,927	(397)
Loss from operations	(1,540,178)	(120,208)

For explanation of variances please see Summary of Quarterly Results above.

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	23,996,115
Options outstanding	1,883,334
Warrants outstanding	4,291,569
Fully diluted share capital	30,170,671

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited
Prepared by Management

	March 31 2005	September 30 2004
ASSETS		
Current		
Cash and equivalents	$ 4,137,101	$ 156,196
Receivables	44,554	29,965
Prepaid expenses and deposits	82,714	10,771
	4,264,369	196,932
Equipment (Note 3)	3,829	1,135
Mineral properties (Note 4)	160,764	109,564
Deferred exploration costs (Note 5)	990,822	451,456
Deposits (Note 6)	-	101,170
	$ 5,419,784	$ 860,257
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 285,103	$ 133,914
Due to related party (Note 7)	-	-
	285,103	133,914
Shareholders' equity		
Capital stock (Note 8)	13,265,086	10,026,457
Contributed surplus (Note 8)	2,990,990	192,834
Deficit	(11,121,395)	(9,492,948)
	5,134,681	726,343
	$ 5,419,784	$ 860,257

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"Peter Tallman" Director *"Gary McDonald"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
Prepared by Management

	3 months ended March 31 2005	3 months ended March 31 2004	6 months ended March 31 2005	6 months ended March 31 2004
EXPENSES				
Amortization	$ 317	$ 119	$ 402	$ 189
Corporate and administration fee	6,559	-	11,973	3,000
Management and financial consulting	33,500	6,000	46,000	22,500
Office and miscellaneous	33,488	10,852	38,943	16,345
Professional fees	18,288	6,923	26,683	20,099
Promotion and advertising	33,246	5,952	39,745	13,500
Regulatory and transfer agent fees	37,415	9,101	40,967	16,000
Rent	2,775	2,600	5,505	4,230
Stock-based compensation	1,353,663	80,244	1,401,854	80,244
Travel and related costs	20,927	(397)	22,695	515
Loss from operations	(1,540,178)	(120,208)	(1,634,767)	(175,436)
OTHER ITEMS				
Interest and other income	5,988	691	6,320	1,023
Gain on sale of investment	-	30,715	-	30,715
Write-off of equipment	-	-	-	(1,186)
Write-off of mineral property	-	-	-	(6,000)
	5,988	31,406	6,320	24,552
Loss for the period	(1,534,190)	(88,802)	(1,628,447)	(150,884)
Deficit, beginning of period	(9,587,205)	(9,247,205)	(9,492,948)	(9,184,997)
Deficit, end of period	$ (11,121,395)	$ (9,335,881)	$(11,121,395)	$ (9,335,881)
Basic and diluted loss per share	$ (0.08)	$ (0.01)	$ (0.09)	$ (0.01)
Weighted average number of shares outstanding during the period	19,161,891	10,698,521	18,372,599	12,397,308

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

	3 months ended March 31 2005 $	3 months ended March 31 2004 $	6 months ended March 31 2005 $	6 months ended March 31 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	(1,534,190)	(88,802)	(1,628,447)	(150,884)
Items not affecting cash:				
Amortization	317	119	402	189
Stock-based compensation	1,353,663	80,244	1,401,854	80,244
Write-off of computer equipment	-	-	-	1,186
Write-off of mineral property	-	-	-	6,000
Gain on sale of investments	-	(30,715)	-	(30,715)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	14,159	(10,406)	(1,414,589)	(14,432)
(Increase) decrease in prepaid expenses	25,159	-	29,227	(4,793)
Increase (decrease) in accounts payable and accrued liabilities	178,386	27,549	151,190	(123,959)
Net cash used in operating activities	37,493	(22,011)	(60,364)	(192,581)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(3,096)	(326)	(3,096)	(588)
Acquisition of mineral property	(51,200)		(51,200)	(1,500)
Restricted term deposit	-	(101,170)	-	(101,170)
Proceeds on sale of long-term investment	-	33,315	-	33,315
Deferred exploration costs	(305,221)	(133,405)	(539,366)	(206,214)
Net cash used in investing activities	(359,517)	(201,586)	(593,662)	(276,157)
CASH FLOWS FROM FINANCING ACTIVITIES				
Fair value assigned to warrants issued	1,536,417	-	1,565,534	-
Capital stock issued for cash, net of costs	2,475,100	3,784	3,069,397	737,783
Net cash provided by financing activities	4,011,517	3,784	4,634,931	737,783
Change in cash during the period	3,689,493	(219,813)	3,980,905	224,462
Cash, beginning of period	447,608	529,151	156,196	84,876
Cash, end of period	4,137,101	309,338	4,137,101	309,338

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("Messina", "the Company") formerly Mishibishu Gold Corporation, was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties. During the year ended September 30, 2003, the Company changed its name to Messina Minerals Inc. and consolidated its common shares on a 3:1 basis.

These financial statements have been prepared on a going concern basis which assumes that Messina will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of Messina are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Mar 31 2005	Sept 30 2004
Working capital (deficiency)	$ 3,979,266	$ 63,018
Deficit	$ (11,121,395)	$ (9,492,948)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2004. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. EQUIPMENT

	Mar 31 2005			Sept 30 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,167	$ 2,338	$ 3,829	$ 3,071	$ 1,936	$ 1,135

4. MINERAL PROPERTIES

	Mishi & Pukaskwa Claims	Tulks South Property	Costigan Lake Property	Eagle Property	Long Lake Property	Lloyds Lake Property	Total Mar 31 2005
Balance, beginning of period	$ 1	$ 51,063	$ 500	$ 1,000	$ 57,000	-	$ 109,564
Additions	-	-	-	-	-	51,200	$ 51,200
Written off	-	-	-	-	-		-
Balance, end of period	$ 1	$ 51,063	$ 500	$ 1,000	$ 57,000	$ 51,200	$ 160,764

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1, #2 Property	Costigan Lake Property	Long Lake Property	Eagle Property	Total Sep 30 2004
Balance, beginning of period	$ 1	$ 48,063	$16,100	$ -	$ -	$ -	$ 70,164
Additions during the period	-	3,000	7,000	500	57,000	1,000	68,500
Written off	-	-	(29,100)	-	-	-	(29,100)
Balance, end of period	$ 1	$ 51,063	$ -	$ 500	57,000	1,000	$ 109,564

Mishi Gold Property, Ontario

Messina holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, Messina sold a portion of its interest in the property, a 30 claim crown lease. Messina will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario

Messina holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value.

4. MINERAL PROPERTIES (cont'd)

Tulks South Property, Newfoundland

Messina entered into an assignment agreement with Windarra whereby Messina has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. Messina granted Windarra a 2% net smelter return royalty on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). Messina has the right to buy back the Windarra Royalty from Windarra at anytime prior to commercial production for $2,000,000.

Messina is required to incur $480,866, prior to any government grants, in exploration expenditures by July 15, 2006 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Noranda does not exercise its back in rights, it will receive a 2% net smelter royalty.

Pursuant to the acquisition agreement, Messina will issue 100,000 common shares of Messina in four tranches of 25,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 16,667 common shares of Messina will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. Messina has also agreed to pay Tulks a 0.5% net smelter return royalty from the Company's share of the proceeds from production of the property. To date, Messina has issued 75,000 common shares with a value of $18,000 to Tulks. A director of Tulks is also a director and officer of the Company.

Fost Hill #1 and #2 Properties, Newfoundland

On October 15, 2002 Messina entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, Messina paid $4,000 upon execution of the agreement and paid $2,100 to Deep Reach for staking costs. Deep Reach will transfer title to Messina upon its completing, and the Newfoundland Department of Mines and Energy accepting a First Year assessment report showing a total of $28,000 assessment work on the properties.

The Company received an assessment report recommending no further work and the claims were written off in the year ended September 30, 2004.

Messina acquired further property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000. Management decided not to proceed with exploration on this property and to allow the claims to lapse and wrote-off the related costs.

Eagle Property

During the previous fiscal year Messina acquired the Eagle property by staking. The property is comprised of 100 claims covering 2,500 hectares held on three mineral licences adjacent to the Company's Eagle gold zone on the Company's Tulks South Property. An estimated total of $20,000 has been spent to keep the claims in good standing until January 2006.

4. MINERAL PROPERTIES (cont'd.)

Costigan Lake Property, Newfoundland

During the last fiscal year, Messina acquired the Costigan Lake property by staking. The property is comprised of 50 claims covering 1,250 hectares (12.5 square kilometres) adjacent to the northeast end of the Company's Tulks South Property. A total of $10,000 is required to be spent by December 2005 to keep the claims in good standing.

Long Lake Property, Newfoundland

During the year ended September 30, 2004, in consideration for the issuance of 200,000 shares and the payment of $35,000, the Company was assigned an option to acquire certain mineral claims comprising the Long Lake property by Altantic Zinc Resources Ltd., a company controlled by an officer and director of the Company. The underlying property holder is Noranda.

The Noranda Agreement and the Assignment Agreement permit Messina to acquire a 100% interest in the Long Lake massive sulphide property by incurring $2,000,000 in exploration expenditures by August 2005. A total of $759,933 has been spent against the total expenditure through the Assignment Agreement, leaving Messina to spend $1,240,067 by the August 30, 2005. Noranda granted an extension of the time Messina is required to complete its exploration commitment from August 30, 2005 to August 30, 2006.

Noranda retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% net smelter return royalty ("NSR") if it elects not to exercise the Back-in Right. Noranda's Back-in Right election would be triggered if Messina presents a feasibility study outlining a minimum 10,000,000 tonne base metal deposit and/or a 1,000,000 ounce gold deposit. Upon commencement of the first commercial production from any portion of the property to which the Back-in Right does not apply or was not exercised, the Company is required to issue to Noranda 1,000,000 common shares.

5. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Total Mar 31 2005
Balance, beginning of period	$14,406	$14,453	$384,270	$ 9,645	$ 2,987	$ 25,695	$ 451,456
Assays, testing and analysis	-	-	31,658	-	-	4,440	36,098
Camp construction and supplies	-	-	37,718	-	-	6,181	43,899
Diamond drilling	-	-	309,523	-	-	-	309,523
Equipment rental	-	-	7,531	270	-	-	7,801
Field office and miscellaneous	-	-	-	1,204	-	-	1,204
Geology, geophysics and prospecting	-	-	117,813	-	-	16,460	134,273
Labour	-	-	-	-	-	-	-
Project management	-	-	-	-	-	-	-
Staking, recording & lease rental	1,154	-	100	-	-	-	1,254
Transportation and travel	-	-	4,906	-	-	408	5,314
	1,154	-	509,249	1,474	-	27,489	539,366
Balance, end of period	$15,560	$14,453	$893,519	$ 11,119	$ 2,987	$ 53,184	$ 990,822

6. DEPOSITS

Deposits consist of restricted term deposits held as collateral on a letter of credit which secures certain exploration commitments of the Company.

7. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued Corporate Administration fees of $8,849 (2004 - $ 0) to an officer of the Company.

2. Paid or accrued management fees of $1,500 (2004-$0) to a Director of the Company.

3. Paid or accrued management fees of $24,500 (2004 - $ 10,500) to a company controlled by a director and officer of the Company.

4. Paid or accrued geological consulting and equipment rental fees of $16,500 (2004 - $15,500) to companies controlled by a director and officer of the Company, which have been included in deferred exploration costs.

5. Paid or accrued legal fees of $20,043 (2004 – nil) to a company controlled by a director of the Company.

6. Granted to directors and consultants 100,000 stock options at $0.80 per common share, with a fair value of $48,191; and 1,500,000 stock options at $1.55 and $1.60 per common share, with a fair value of $1,400,000. (Note 8)

Included in accounts payable is $59,991 owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is now also a director and officer of the Company.

Pursuant to the Long Lake Property acquisition agreement, (Note 4) Messina paid $35,000 and issued shares to Atlantic Zinc Resources Ltd. ("AZinc") for property option payments. A director of Atlantic Zinc is now also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

(a) Issued and Outstanding

	Number Of Shares	Amount	Contributed Surplus
Authorized: 100,000,000 common voting shares, without par value			
		$	$
Issued			
Balance as at September 30, 2003	8,217,180	9,307,727	
Issued for cash, private placements	5,493,182	783,000	
Issued for agents' services	100,000	15,000	
Issued for property option payments	258,334	32,000	
Issued in settlement of related party advance	681,818	75,000	
Cost of issue		(75,217)	
Warrant valuation		(111,053)	111,053
Fair value of stock options			81,781
Balance as at September 30, 2004	14,750,514	10,026,457	192,834
Issued for cash	9,100,601	4,608,731	
Issued for property acquisition		26,200	
Fair value of warrants issued		(1,565,534)	1,565,534
Transfer of stock-based compensation on exercise of options		58,179	(58,179)
Fair value of stock options granted			1,401,854
Balance, March 31, 2005	23,851,115	13,265,086	2,990,990

During the period, Messina completed private placements as follows:

- November 2004 - $177,000 through the sale of 1,180,000 flow-through units at a price of $0.15. Each unit consists of one share and one share purchase warrant exercisable at $0.25 for one year.
- January 19, 2005 - $700,000 through the sale of 625,000 units at $0.80 and 200,000 flow-through units at $1.00. Each unit consists of one share and one share purchase warrant exercisable at $1.00 for the non flow-through units and $1.25 for the flow-through units for two years.
- February 16, 2005 - $2,516,490 through the issuance of 1,557,770 units at $1.35 and 275,667 flow-through units at $1.50. Each unit consists of one share and one-half share purchase warrant each whole warrant being exercisable at $1.60 for the non flow-through units and $1.75 for the flow-through units for one year.

Also during the period, warrants totalling 4,202,164 shares were exercised along with 1,050,000 stock options resulting in proceeds of $1,215,241.

8. CAPITAL STOCK (Cont'd….)

(b) Warrants

	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2003	366,667	0.45	October 24, 2004
Warrants issued			
Private Placement	1,800,000	0.15	October 28, 2005
Private Placement	2,666,666	0.25	March 5, 2005
Broker's warrant	800,000	0.15	March 5, 2005
Private Placement	375,000	0.25	August 13, 2006
Balance, September 30, 2004	6,008,334	0.24	
Private Placement	1180,000	0.25	November 22, 2005
Private Placement	625,000	1.00	January 19, 2007
Private Placement	200,000	1.25	January 19, 2007
Private Placement	778,885	1.60	February 15, 2006
Private Placement	137,834	1.75	February 15, 2006
Warrants exercised	(4,202,167)	0.20	
Warrants expired	(366,667)	0.45	
Balance, end of period	4,361,219	0.66	

The fair value of the purchase warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 2.9% –3.04%; expected life – 1-2 years; dividend rate – 0%; volatility 86.87% – 127%. Messina has applied a 30% block discount on certain of the Black-Scholes calculations because of the significant dilutive effect of the warrants.

8. CAPITAL STOCK (Cont'd....)

(c) Stock options

Messina follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at March 31, 2005.

Number Of Shares	Exercise Price	Expiry Date
850,000	$ 0.24	January 8, 2006
83,334	$ 0.30	August 1, 2005
250,000	$0.30	May 29, 2006
50,000	$ 0.12	May 21, 2006
100,000	$ 0.80	December 16, 2006
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007

Stock option transactions for the period are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, September 30, 2003	816,667	$	0.30
Options granted	900,000		0.23
Options cancelled/expired	(333,333)		0.30
Balance, September 30, 2004	1,383,334	$	0.26
Options granted	1,600,000		1.52
Options cancelled/expired	(900,000)		0.25
Balance, end of period	1,933,334	$	1.30
Number of options currently exercisable	1,933,334	$	1.30

Subsequent to the quarter end, 50,000 options were exercised at $0.24.

Stock-based compensation

Effective October 1, 2003, Messina adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since October 1, 2003 using the fair value method.

8. CAPITAL STOCK (Cont'd....)

The Company granted a total of 1,600,000 stock options to directors and employees during the current period with a weighted average fair value of $1.52 per common share. Under the transitional provisions of Section 3870, comparative figures are not required. The fair value of 1,600,000 stock options granted were estimated at $1,448,191 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 2.9 - 3.0%; expected life – 1-2 years; dividend rate – 0%; volatility 110 - 127%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions of the Company during the period ended March 31, 2005.

CORPORATE DATA

May 27, 2005

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Susan Tessman, Corporate Secretary
Peter Mordaunt, Director
John Pallot, Director
Steven Brunelle, Director
David McCue, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	23,996,115
Escrow:	Nil
Options:	1,883,334
Warrants:	4,291,219
Fully diluted:	30,170,668

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6



MESSINA MINERALS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT DECEMBER 31, 2004

FEBRUARY 18, 2005

This Management Discussion and Analysis is provided for the purpose of reviewing the first quarter of 2005 and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the period ending December 31, 2004 and 2003, as well as the audited financial statements for the year ended September 30, 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with several active advanced projects in Newfoundland and gold exploration assets in Ontario. Messina is focused on making the next Canadian exploration discovery. The Company has acquired advanced exploration properties within belts of proven geological merit with nearby mining infrastructure. Throughout 2004 and continuing through 2005, the Company intends to expand the known indicated resources and test for new, large tonnage base metal deposits in Newfoundland. The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

The Company's business is managed by directors, officers and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 25,669 hectares (257 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits. The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits and the added possibility of exploitation of some of the mineralization currently identified within the Company's properties.

From October 1 to December 31, 2004 Messina completed three drill programs in separate areas of its properties in central Newfoundland. The Long Lake Main Zone, the Tulks East B Zone, and the Boomerang Prospect were all targeted. A total of 13 drill holes totalling 2,012.7 meters of drilling was completed during the period. Four holes drilled at the Long Lake Main Zone and area intersected base metal-bearing exhalite and alteration. All six holes at Tulks East B Zone intersected base metal-bearing massive sulphides. Two of three drill holes at the Boomerang Prospect intersected a new massive sulphide lens, including hole GA04-11 which intersected high grade base metal-bearing massive sulphides. These exploration drilling programs followed upon the mapping and geological surveys conducted by Messina through the summer, and in previous years. The Boomerang drilling in particular has led to the discovery of a new high grade massive sulphide body in eastern Canada. All these targets are proposed for follow-up testing in 2005. A minimum 2,500 meter drill program is currently underway testing extensions of the Boomerang prospect massive sulphide mineralization.

Messina currently has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South and Long Lake base metal properties in Newfoundland. While the Company is currently financed, general market conditions such as the price of precious and base metals and stock market trends will have an impact on the ability of the Company to obtain future financing to enable further exploration and development of its properties. Base metal commodity prices have doubled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese economy.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date and planned for 2005 have yielded excellent exploration results that warrant ongoing expenditures. A drill intersection of high grade zinc-lead-copper-silver-gold bearing massive sulphide mineralization in hole GA04-11 over 13.9 meters, plus a generally improving economic climate in the mineral industry assisted in Messina's efforts to raise funds.

The Company has negotiated procurement of drilling equipment to be provided on a timely basis for its exploration efforts in central Newfoundland. However, the drilling equipment rental rates have increased by approximately 25% over comparable rates one year ago, as have other exploration contract costs. Increased drilling activity has also led to a commensurate increase in overall assaying costs due to increased numbers of samples submitted. Field cost management will continue to be one of the main challenges to corporate stewardship through the 2005 exploration season.

The Company has previously conducted generally less advertising and awareness than other comparable exploration companies. With increased competition in the mineral industry in general, and the success of its 2004 exploration campaign in making a significant new mineral discovery, Messina management has identified increasing awareness of the Company by potential investors as a necessity since the Company relies upon share issuance over the longer term to fund its ongoing exploration programs. The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing these awareness initiatives, subject to future budget constraints.

Messina is earning a 100% interest in the Tulks South and Long Lake Properties mineral lands from Noranda Inc. ("Noranda"). Noranda has agreed to amend the Tulks South Property and Long Lake Property option agreements and allow the Company an additional year until July 15, 2006 and August 30, 2006 respectively to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties.

Management Changes

During the quarter, Mr. Gary MacDonald, CA, joined the Board of Directors and consented to act as the Company's Chief Financial Officer. Mr. McDonald has been a chartered accountant since 1976. From 1970 to 1983, he was employed by Coopers and Lybrand, Chartered Accountants, specializing in resource and mining audits and consulting work through exploration, development and commercial production stages for various clients. From 1983 to 1987, he was the Chief Financial Officer of Blackdome Mining Corporation where he oversaw the financial aspects of feasibility study, mine and mill construction, production start-up and early years of commercial production at the Blackdome Mine located west of Clinton B.C. Since 1987 he has been the Financial Administrator for Tupper Jonsson & Yeadon, Barristers and Solicitors, of Vancouver, B.C. who specialize in resource industry securities work.

Subsequent to the period end, Mr. Peter Mordaunt was appointed as Vice-President, Business and Corporate Development, and was elected to the Board of Directors at the Annual General Meeting. Mr. Mordaunt is a registered Professional Geoscientist with over 25 years of international management experience in a wide range of resource exploration, development and operating projects. As Chairman and President of Corner Bay Minerals, he successfully advanced the Alamo Dorado silver property from discovery, to delineation, through positive feasibility studies, and acquisition by a major mining company. Mr. Mordaunt is currently a senior office and director of two TSX Venture listed resource exploration companies.

At the Annual General Meeting Mr. David McCue was also elected to the Board of Directors. Mr. McCue practiced corporate law in British Columbia since 1978 and for the past 20 years has specialized in corporate securities law pertaining to exploration, mining, and development companies. Mr. McCue is a director of several other TSX Venture listed resource exploration companies.

RESULTS OF OPERATIONS

Exploration Results 2004

There is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company now controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has acquired by staking the contiguous Costigan Lake and Eagle properties. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Recent commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility and a network of active logging haulage roads.

Competitor Activity
In December 2004, a competitor announced the decision to develop the Duck Pond copper-zinc deposit. The mine plan involves underground mining 3.7 million tonnes and open pitting 0.4 million tonnes from a satellite zone. The zinc-copper grade for this project is 9.0% combined. This project is located 45 km east-northeast of the Company's lands.

Also in December 2004, a competitor announced the results of a resource calculation on a gold property adjacent to the Company's Long Lake Property. The calculation describes a 359,000 ounce gold inferred resource.

Each of these projects highlights the potential of the prospectivity of the Company's mineral lands in central Newfoundland.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Noranda Inc. agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. From February 2004 (the last date the Company has filed work expenditures with the NF claims recorder and prior to the 2004 field program), the Company has remaining to expend $938,297 by the due date to fulfill its option expenditure requirements. The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with significant results described below.

Tulks East Massive Sulphide Prospect
Work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 81 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

Work began in June 2004 targeting the Company's Tulks East Prospect and included a total of 474 meters of diamond drilling in 6 holes completed. This program was designed to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. Holes TE04-80, 82, 85, and 84 were drilled 35 meters apart testing near surface over a strike length of 100m from west to east. Holes TE-84, 83, and 81 were drilled on the same section line to test depth continuity. Hole TE04-81 was collared 150 meters behind TE04-84 and was the deepest hole of the program.

Holes TE04-80, TE04-81, TE04-82, TE04-83, and TE04-85 all hit high-grade B Zone massive sulphide mineralization. Assay results from these holes are reported in the following table.

Hole ID	Zone	From (m)	To (m)	Int (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE0480	B Zone	9.75	12.30	2.55	0.6	0.7	7.5	45.2	0.6
TE0481	B Zone	140.20	141.95	1.75	0.9	2.8	11.0	174.0	1.1
TE0482	B Zone	47.10	52.50	5.40	0.5	0.9	5.5	56.1	0.6
TE0483	B Zone	80.20	81.60	1.40	5.0	1.5	6.8	80.2	0.3
TE0484	B Zone	Hole drilled overtop B Zone							
TE0484	A Zone	10.10	16.20	6.10	0.6	0.0	0.8	7.3	0.4
TE0485	B Zone	11.00	11.75	0.75	0.1	6.2	11.4	147.3	0.4

These results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface. The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures that permit a clean separation of zinc- from copper-sulphides with common metallurgical extraction techniques.

These results are extremely encouraging and additional drilling is warranted on the B Zone sulphide lens. The deeper portions of the zoned A Zone lens will also be a target of planned 2005 diamond drilling.

228 Gold Showing
The Company made a new discovery in December 2004 of gold-bearing quartz veining and associated alteration at the "228 Showing" on the Tulks South Property. A total of seven grab samples of various quartz veins were collected from one outcrop area within a 10 meter square area. One sample contained 87 ppb gold; the other six assayed 1.6 g/t, 3.1 g/t, 3.3 g/t, 14.1 g/t, 17.5 g/t, and 19.3 g/t gold. An additional three grab samples were collected from strongly altered host rocks. One sample contained 5 ppb gold; the other two assayed 1.1 g/t and 2.7 g/t gold. The discovery was made by the Company's prospectors. The geological significance of this discovery is unknown and the sampling is confined to a limited outcrop area.

Eagle Gold Prospect
Work on this portion of the Tulks South Property was performed in November 2004 and included approximately 25 kilometers of linecutting work followed by the collection and assaying of approximately 1,100 soil samples covering 7 kilometers of strike length to the northeast of the Eagle Gold Zone discovered late in 2003. The assay results have yielded numerous soil anomalies consistent with Eagle gold-style mineralization that will be prospecting targets in 2005. Preliminary mapping in this area has suggested the potential for source rocks different than the gold-bearing quartz veins targeted in the 2003 drilling campaign to be the host of gold-bearing mineralization.

Boomerang Massive Sulphide Discovery
In early December 2004 the Company made a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Hole GA04-11 has intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on grid line 33E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides. Hole GA04-11 assays 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold over the 13.9 meter interval from 274.7-288.6 meters. The true thickness of the 14.6 meter massive sulphide is estimated to be 9.6 meters with an 80° (near vertical) dip.

GA04-11 was a step-out from hole GA04-10, the first of the drill program. GA04-10 intersected a debris flow containing massive sulphide clasts from 225.8 to 245.6 meters over a 19.8 meter core length. This interval includes 8.5 meters of massive clasts of pyritic sulphide at the base of the debris flow; the true thickness of this massive sulphide interval is estimated to be 5.5 meters. The 19.8 meter debris flow interval assays 0.1% copper, 0.4% lead, 0.7% zinc, 18.3 g/t silver, and 0.4 g/t gold. The 8.5 meter massive sulphide interval assays similar grades of 0.1% copper, 0.3% lead, 0.7% zinc, 18.6 g/t silver, and 0.6 g/t gold.

The debris flow is interpreted to have been shed from the volcanic sulphide mound and transported as a sediment to its current position, and is not a part of the primary massive sulphide intersection in GA04-11. Geological processes would be expected to shed pyritic massive sulphide detritus into the debris flow with limited base metals content; the debris flow is evidence of a massive sulphide vent and is not an indicator of the grade of the vent mineralization.

The intersection in GA04-11 occurs 100 meters east of and 50 meters vertically below the intersection in GA04-10. The intersection is open up-dip, down dip, and along strike.

Two drill holes completed by a previous exploration company are significant with respect to this new discovery. One old drill hole on grid line 35E intersected a unit described as chert and pyrite mud interpreted to represent the sulphide horizon 200 meters east of GA04-11 at 250 meters vertical depth. Another old drill hole on grid line 38E intersected 1.8 meters (estimated true thickness) of massive sulphides 500 meters east from GA04-11 at a vertical depth of 500 meters. This interval is interpreted as a different massive sulphide lens occurring at a deeper stratigraphic level than the massive sulphides intersected in the current program.

Prospecting by the Company during 2004 and earlier in this area has recovered boulders of high-grade massive sulphide mineralization with similar textural and mineralogical characteristics when compared to the Boomerang sulphide discovery. This may indicate there is another source of similar massive sulphide mineralization which has been accessible by glaciation, since the Boomerang discovery was made by drilling at a vertical depth of 240 meters.

The Company is excited by the potential of the Boomerang discovery; both for the high grade nature of the mineralization and for the observed thickness of the sulphides. Subsequent to the period, drilling resumed at Boomerang on February 7th, 2005 using one diamond drill. No results are available at this time.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Noranda Inc. to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Noranda Inc. agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Company is required to expend $1,293,871 by the due date to earn its interest.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Main Zone, the South Zone, and the East Zone. An estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of mineralization and is not a NI 43-101 conforming resource classification.

Three additional massive sulphide zones, namely the South Zone, the East Zone, and the Lucky Gnome Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome Zone was discovered by drilling in 2002 and consists of a thickening sequence of massive pyrite and associated magnetite-chlorite-barite exhalite.

The Company began a limited program on the Long Lake Property during October 2004 totaling 617.2 meters in four drill holes. Holes LL04-40 and LL04-41 tested the near surface eastern extension of the Main Zone massive sulphide lens with 100 meter and 400 meter step-outs, respectively. Neither intersected massive sulphide mineralization, however both holes intersected zinc-bearing stringers and alteration. Weighted average assays for the alteration include intersections at 50 meters vertical depth of 2.1% zinc over 10.5 meters in LL04-40, and 0.5% lead and 1.9% zinc over 4.5 meters in LL04-41. These intersections delimit the eastern extent of the Main Zone near surface; however the eastern extent is open at depth.

Hole LL04-42 tested a conductor 200 meters along strike from a narrow intersection of massive sulphides at the South Limb zone. The hole intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer sphalerite (zinc) and chalcopyrite (copper) from 13.1 meters to 72.0 meters downhole, which explains the conductor. The sections from 16.0 to 37.9 meters and 47.4 to 72.0 meters assayed 0.5% zinc over each interval. The intersections are significant because they document a previously unrecognized mineralized stockwork zone hosted by felsic volcanics that has exploration potential for base metals.

The hole LL04-43 was a 100 meter step-out to the west of a narrow intersection of massive sulphides at the East Zone and it intersected base metal mineralized stringers at the target horizon however no significant assays were obtained.

Mapping in conjunction with the 2004 diamond drilling has indicated the potential of a heretofore ignored area of the property with several untested EM conductors to host massive sulphide mineralization. In addition, all of the previously identified occurrences of massive sulphide mineralization on the Long Lake Property remain open in some dimension. The high-grade nature of the Main Zone (19% combined base metals) is indicative of the potential for economic mineralization. The Company is planning to test several targets within the Long Lake Property during 2005.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2004 work program consisted of prospecting and follow-up

property scale mapping. Mapping has extended the area of altered felsics over a 1.5 kilometer strike length and the chert-magnetite exhalite over a 500 meter strike length. Additional work including reconnaissance soil sampling followed by linecutting and detailed ground geophysics is recommended for the property during 2005.

Eagle Property (formerly Pat's Pond Property), Newfoundland

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. Mapping and prospecting work sufficient to keep this property in good standing has been completed during the period. Several interesting gold and base metal boulders were located. The results of these surveys must yet be integrated with the larger database pertaining to the Tulks South Property to evaluate their significance, however this property is prospective and additional evaluation is planned for 2005.

Fost Hill Properties, Newfoundland

The Company maintains the Fost Hill #1 gold property located in northwestern Newfoundland on NTS map sheets 12H/10 and 12H/11. The Property consists of 140 claims held on three map-staked licences covering 3,500 hectares or 35 square kilometers surrounding the Fost Hill gold showing. The 2004 work program included detailed mapping and prospecting around the area of the Fost Hill gold showing in an attempt to locate similar mineralization or alteration along strike. The program was unsuccessful in locating additional gold-bearing mineralization. No further work is recommended, and the property has been returned to the vendor.

Ontario Properties

During the period, Messina spent $17,327 on exploration to maintain the Pukaskwa Property and the Mishi Leases in Ontario in good standing. The properties are prospective for gold. The Company also retains a royalty of $1.20 per tonne once production exceeds 700,000 tonnes from the Mishi Pit property. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2004
$60,000 – August 2004	-$50,000 for Property Exploration on Tulks South Property -$10,000 for working capital	$50,000 on Tulks South
$177,000 – October 2004	-$177,000 for working capital	
$700,000 – January 2005	-$75,000 for Property Exploration on Tulks South Property, -$625,000 for working capital	
$2,516,490 - February 2005	-$1,500,000 for Property Exploration on the Company's Newfoundland properties, -$1,016,490 for further acquisition and working capital	

Under the flow-through private placement agreements the Company has committed to spend $488,500 in allowable expenditures, to be renounced in 2004 and 2005. As at February 18, 2005, $488,500 still remains to be spent by December 31, 2006.

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003
Net Loss	(94,257)	($96,342)	($60,725)	($88,802)	($62,082)	(32,829)	($45,413)	($48,156)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

*Note: Loss per share has been adjusted to reflect the share consolidation in April, 2003

Messina's net loss for the period before other items was $94,257 compared to $62,082 for the same period last year. This is mainly due a change in the Company's accounting policy with respect to stock options that resulted in a new non-cash expense item, stock based compensation, of $48,191. The comparative decrease in legal fees, regulatory fees, and corporate and administration fees is due to the costs of the brokered private placement completed in the 2003 period. The Company's current financing activities are all non-brokered. Messina's President continues personally supervising the Company's exploration activities in Newfoundland and charging his fees to exploration, resulting in lower management fees. The increase in travel, promotion and advertising expenses reflect the Company's higher profile due to its recent exploration successes in Newfoundland.

CAPITAL RESOURCES AND LIQUIDITY

In October 2004, the Company completed a private placement of $177,000 through the sale of 1,180,000 units at a price of $0.15. Each unit consists of one share and one share purchase warrant exercisable @ $0.25 for 2 years.

Subsequent to the period, the Company completed a private placement on January 19, 2005 of 200,000 flow-through units and 625,000 non flow-through units each at a price of $1.00 per flow-through unit and $0.80 per non flow-through unit for total proceeds of $700,000. Each flow-through and non flow-through unit consist of one share and one share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non flow-through units and $1.25 for the flow-through units, for a period of two years from closing.

The Company has also closed a second private placement of 1,833,347 units for proceeds of $2,516,490. 275,667 units are flow-through at a price of $1.50 per unit and the balance of the units are non flow-through at a price of $1.35 per unit. Each unit is comprised of one share and one half share purchase warrant, with each whole warrant entitling the holder to purchase a further share in the Company at a price of $1.75 for the flow-through units and $1.60 for the non flow-through units, for a period of one year from closing.

Messina has allocated $3 million for exploration of its central Newfoundland properties over two years including $1.5 million committed in 2005, representing a considerable increase in efforts from previous years. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Messina relies on the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment.

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the development of its properties and further the Company's long term plan.

TRANSACTIONS WITH RELATED PARTIES

During the period Messina entered into the following transactions with related parties:

a) Paid or accrued Corporate Administration fees of $4,034 to Susan Tessman, Corporate Secretary of the Company.

b) Paid or accrued management fees of $1,500 to John Pallot, a Director of the Company.

c) Paid or accrued management fees of $11,000 to a company controlled by Peter Tallman, President of the Company.

d) Paid or accrued geological consulting fees of $13,000 to a company controlled by Peter Tallman, President of the Company, which have been included in deferred exploration cost.

Included in accounts payable are amounts owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. Peter Tallman is a director of Tulks.

Pursuant to the Long Lake Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to pay $35,000 and issue shares to Atlantic Zinc Resources Ltd. for property option payments. Peter Tallman is a director of Atlantic Zinc.

OUTSTANDING SHARE DATA

At December 31, 2004 the Company had 16,911,613 common shares outstanding. During the quarter, the Company completed a private placement, issuing 1,180,000 units at $0.15. Also during the quarter, warrants totalling 831,099 shares were exercised along with 150,000 stock options.

During the quarter ended December 31, 2004 the Company granted 100,000 stock options exercisable at 0.80 for a period of two years.

Subsequent to the period end, the Company granted 1,000,000 options exercisable at a price of $1.55 for 2 years, and 500,000 options exercisable at a price of $1.60 for 2 years to certain directors, officers, employees and consultants.

Options outstanding at December 31, 2004 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Steven Brunelle	83,334	August 2, 2002	$ 0.30	August 1, 2005	Director
Peter Tallman	250,000	May 30, 2003	$ 0.30	May 29, 2006	Director and Officer
Peter Tallman	300,000	January 8, 2004	$ 0.24	January 8, 2006	Director and Officer
John Pallot	250,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Steven Brunelle	200,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Darrell Hyde	50,000	January 8, 2004	$ 0.24	January 8, 2006	Employee
Charlie Fost	50,000	January 8, 2004	$ 0.24	January 8, 2006	Employee
Susan Tessman	50,000	May 21, 2004	$ 0.12	May 21, 2006	Officer
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Consultant
TOTAL	1,333,334				

During the quarter 1,180,000 additional share purchase warrants were issued. At December 31, 2004 the Company had the following share purchase warrants outstanding:

Number of Warrants	Number of Shares	Exercise Price	Expiry Date
1,795,000	1,795,000	$ 0.15	October 28, 2005
2,211,668	2,211,668	$ 0.25	March 5, 2005
741,400	741,400	$ 0.15	March 5, 2005
62,500	62,500	$ 0.25	August 14, 2006
1,180,000	1,180,000	$ 0.25	November 22, 2005
TOTAL 5,990,568	5,990,568		

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Total Dec 31 2004
Balance, beginning of period	$14,406	$14,453	$384,270	$ 9,645	$ 2,987	$ 25,695	$ 451,456
Assays, testing and analysis	-	-	24,612	-	-	4,440	29,052
Camp construction and supplies	-	-	25,192	-	-	6,181	31,373
Diamond drilling	-	-	95,720	-	-	-	95,720
Equipment rental	-	-	4,740	270	-	-	5,010
Field office and miscellaneous	-	-	-	1,204	-	-	1,204
Geology, geophysics and Prospecting	-	-	25,591	-	-	16,460	42,051
Labour	-	-	20,573	-	-	-	20,573
Project management	-	-	-	-	-	-	-
Staking, recording & lease rental	1,154	-	100	-	-		1,254
Transportation and travel	-	-	7,500	-	-	408	7,908
	1,154	-	204,028	1,474	-	27,489	234,145
Balance, end of period	$15,560	$14,453	$588,298	$ 11,119	$ 2,987	$ 53,184	$ 685,601

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	Total Dec 30 2003
Balance, beginning of period	$ 11,216	$ 316	$ 113,562	$ 16,669	$ 141,763
Assays, testing and analysis	-	812	4,770	-	5,582
Camp construction and supplier	-	-	3,641	-	3,641
Diamond drilling	-	-	12,077	-	12,077
Equipment rental	-	-	2,912	-	2,912
Field office and miscellaneous	330	-	-	-	330
Geology, geophysics and prospecting	-	12,660	18,534	-	31,194
Labour	-	-	9,053	-	9,053
Lease rental & claim maintenance	-	665	-	-	665
Project management	-	-	270	-	270
Transportation and travel	-	-	7,085	-	7,085
	330	14,137	58,342	-	72,809
Balance, end of period	$ 11,546	$ 14,453	$ 171,905	$ 16,669	$ 214,572

During the Quarter the Company continued to focus its exploration efforts in Newfoundland, particularly on the Tulks South property where drilling is scheduled to recommence as is practicable. On a year over year basis, the Company dropped the Fost Hills properties after receiving an assessment report recommending no further work on the claims. The Ontario properties (Mishi and Pukaskwa) are on a care and maintenance basis while the properties in Newfoundland are focused on. Thus, the overall expenditure decreased in Ontario. Tulks South increased from $58,342 to $204,008 as the Company drilled more footage in 2004 than in 2003. Eagle Lake, Costigan and Long Lake were acquired after the corresponding quarter in 2003 so no comparative costs are available.

	3 months ended December 31	
	2004	**2003**
EXPENSES		
Amortization	$ 85	$ 70
Corporate and administration fee	5,414	3,000
Management and financial consulting	12,500	16,500
Office and miscellaneous	5,455	12,243
Professional fees	8,395	13,176
Promotion and advertising	6,499	798
Regulatory and transfer agent fees	3,552	6,899
Rent	2,730	1,630
Stock-based compensation	48,191	-
Travel and related costs	1,768	912
Loss from operations	(94,589)	(55,228)

For explanation of variances please see Summary of Quarterly Results above.

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	21,010,612
Options outstanding	1,983,334
Warrants outstanding	4,391,569
Fully diluted share capital	27,385,515

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited
Prepared by Management

	December 31 2004	September 30 2004
ASSETS		
Current		
Cash and equivalents	$ 447,608	$ 156,196
Receivables	58,713	29,965
Prepaid expenses and deposits	6,703	10,771
	513,024	196,932
Equipment (Note 3)	1,050	1,135
Mineral properties (Note 4)	109,564	109,564
Deferred exploration costs (Note 5)	685,601	451,456
Deposits (Note 6)	101,170	101,170
	$ 1,410,409	$ 860,257
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 106,718	$ 133,914
Due to related party (Note 7)	-	-
	106,718	133,914
Shareholders' equity		
Capital stock (Note 8)	10,620,754	10,026,457
Contributed surplus (Note 8)	270,142	192,834
Deficit	(9,587,205)	(9,492,948)
	1,303,691	726,343
	$ 1,410,409	$ 860,257

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"Peter Tallman" Director

"Gary McDonald" Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
Prepared by Management

	3 months ended December 31 2004	3 months ended December 31 2003
EXPENSES		
Amortization	$ 85	$ 70
Corporate and administration fee	5,414	3,000
Management and financial consulting	12,500	16,500
Office and miscellaneous	5,455	12,243
Professional fees	8,395	13,176
Promotion and advertising	6,499	798
Regulatory and transfer agent fees	3,552	6,899
Rent	2,730	1,630
Stock-based compensation	48,191	-
Travel and related costs	1,768	912
Loss from operations	(94,589)	(55,228)
OTHER ITEMS		
Interest and other income	332	322
Gain on sale of investment	-	-
Write-off of equipment	-	(1,186)
Write-off of mineral property	-	(6,000)
	332	(6,864)
Loss for the period	(94,257)	(62,082)
Deficit, beginning of period	(9,492,948)	(9,184,997)
Deficit, end of period	$ (9,587,205)	$ (9,247,079)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding during the period	14,501,552	10,935,345

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

	3 months ended Dec 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the period	(94,257)	(62,082)
Items not affecting cash:		
Amortization	85	70
Stock-based compensation	48,191	-
Write-off of computer equipment		1,186
Write-off of mineral property		6,000
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(28,748)	(4,026)
(Increase) decrease in prepaid expenses	4,068	(4,793)
Increase (decrease) in accounts payable and accrued liabilities	(27,196)	(151,508)
Net cash used in operating activities	(97,857)	(251,153)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	-	(262)
Acquisition of mineral property	-	(1,500)
Restricted term deposit	-	(350,000)
Deferred exploration costs	(234,145)	(72,809)
Net cash used in investing activities	(234,145)	(424,571)
CASH FLOWS FROM FINANCING ACTIVITIES		
Fair value assigned to warrants issued	29,117	-
Capital stock issued for cash, net of costs	594,297	733,999
Net cash provided by financing activities	623,414	733,999
Change in cash during the period	291,412	94,275
Cash, beginning of period	156,196	84,876
Cash, end of period	447,608	179,151

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("Messina", "the Company") formerly Mishibishu Gold Corporation, was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties. During the year ended September 30, 2003, the Company changed its name to Messina Minerals Inc. and consolidated its common shares on a 3:1 basis.

These financial statements have been prepared on a going concern basis which assumes that Messina will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of Messina are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Dec 31 2004	Sep 30 2004
Working capital (deficiency)	$ 406,306	$ 63,018
Deficit	$ (9,584,805)	$ (9,492,948)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2004. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. EQUIPMENT

	Dec 31 2004			Sep 30 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 3,071	$ 2,021	$ 1,050	$ 3,071	$ 1,936	$ 1,135

4. MINERAL PROPERTIES

	Mishi & Pukaskwa Claims	Tulks South Property	Costigan Lake Property	Eagle Property	Long Lake Property	Total Dec 31 2004
Balance, beginning of period	$ 1	$ 51,063	$ 500	$ 1,000	$ 57,000	$ 109,564
Additions	-	-	-	-	-	-
Written off	-	-	-	-	-	-
Balance, end of period	$ 1	$ 51,063	$ 500	$ 1,000	$ 57,000	$ 109,564

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1, #2 Property	Costigan Lake Property	Long Lake Property	Eagle Property	Total Sep 30 2004
Balance, beginning of period	$ 1	$ 48,063	$16,100	$ -	$ -	$ -	$ 70,164
Additions during the period	-	3,000	7,000	500	57,000	1,000	68,500
Written off	-	-	(29,100)	-	-	-	(29,100)
Balance, end of period	$ 1	$ 51,063	$ -	$ 500	57,000	1,000	$ 109,564

Mishi Gold Property, Ontario

Messina holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, Messina sold a portion of its interest in the property, a 30 claim crown lease. Messina will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario

Messina holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value.

Tulks South Property, Newfoundland

Messina entered into an assignment agreement with Windarra whereby Messina has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

4. MINERAL PROPERTIES ...Tulks South Property (cont'd.)

Messina granted Windarra a 2% net smelter return royalty on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). Messina has the right to buy back the Windarra Royalty from Windarra at anytime prior to commercial production for $2,000,000.

Messina is required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Noranda does not exercise its back in rights, it will receive a 2% net smelter royalty.

Pursuant to the acquisition agreement, Messina will issue 100,000 common shares of Messina in four tranches of 25,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 16,667 common shares of Messina will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. Messina has also agreed to pay Tulks a 0.5% net smelter return royalty from the Company's share of the proceeds from production of the property. To date, Messina has issued 75,000 common shares with a value of $18,000 to Tulks. A director of Tulks is also a director and officer of the Company.

Subsequent to the period, Noranda granted an extension of the time Messina is required to complete its exploration commitment from July 15, 2005 to July 15, 2006.

Fost Hill #1 and #2 Properties, Newfoundland

On October 15, 2002 Messina entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, Messina paid $4,000 upon execution of the agreement and paid $2,100 to Deep Reach for staking costs. Deep Reach will transfer title to Messina upon its completing, and the Newfoundland Department of Mines and Energy accepting a First Year assessment report showing a total of $28,000 assessment work on the properties.

The Company received an assessment report recommending no further work and the claims were written off in the year ended September 30, 2004.

Messina acquired further property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000. Management decided not to proceed with exploration on this property and to allow the claims to lapse and wrote-off the related costs.

Eagle Property

During the previous fiscal year Messina acquired the Eagle property by staking. The property is comprised of 100 claims covering 2,500 hectares held on three mineral licences adjacent to the Company's Eagle gold zone on the Company's Tulks South Property. An estimated total of $20,000 has been spent to keep the claims in good standing until January 2006.

4. MINERAL PROPERTIES (cont'd.)

Costigan Lake Property, Newfoundland

During the last fiscal year, Messina acquired the Costigan Lake property by staking. The property is comprised of 50 claims covering 1,250 hectares (12.5 square kilometres) adjacent to the northeast end of the Company's Tulks South Property. A total of $10,000 is required to be spent by December 2005 to keep the claims in good standing.

Long Lake Property, Newfoundland

During the year ended September 30, 2004, in consideration for the issuance of 200,000 shares and the payment of $35,000, the Company was assigned an option to acquire certain mineral claims comprising the Long Lake property by Altantic Zinc Resources Ltd., a company controlled by an officer and director of the Company. The underlying property holder is Noranda.

The Noranda Agreement and the Assignment Agreement permit Messina to acquire a 100% interest in the Long Lake massive sulphide property by incurring $2,000,000 in exploration expenditures by August 2005. A total of $733,617 has been spent against the total expenditure through the Assignment Agreement, leaving Messina to spend $1,266,383 by the August 30, 2005. Noranda granted an extension of the time Messina is required to complete its exploration commitment from August 30, 2005 to August 30, 2006.

Noranda retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% net smelter return royalty ("NSR") if it elects not to exercise the Back-in Right. Noranda's Back-in Right election would be triggered if Messina presents a feasibility study outlining a minimum 10,000,000 tonne base metal deposit and/or a 1,000,000 ounce gold deposit. Upon commencement of the first commercial production from any portion of the property to which the Back-in Right does not apply or was not exercised, the Company is required to issue to Noranda 1,000,000 common shares.

MESSINA MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004
Unaudited
Prepared by Management

5. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Eagle Lake Property	Costigan Lake Property	Long Lake Property	Total Dec 31 2004
Balance, beginning of period	$14,406	$14,453	$384,270	$ 9,645	$ 2,987	$ 25,695	$ 451,456
Assays, testing and analysis	-	-	24,612	-	-	4,440	29,052
Camp construction and supplies	-	-	25,192	-	-	6,181	31,373
Diamond drilling	-	-	95,720	-	-	-	95,720
Equipment rental	-	-	4,740	270	-	-	5,010
Field office and miscellaneous	-	-	-	1,204	-	-	1,204
Geology, geophysics and Prospecting	-	-	25,591	-	-	16,460	42,051
Labour	-	-	20,573	-	-	-	20,573
Project management	-	-	-	-	-	-	-
Staking, recording & lease rental	1,154	-	100	-	-	-	1,254
Transportation and travel	-	-	7,500	-	-	408	7,908
	1,154	-	204,028	1,474	-	27,489	234,145
Balance, end of period	$15,560	$14,453	$588,298	$ 11,119	$ 2,987	$ 53,184	$ 685,601

6. DEPOSITS

Deposits consist of restricted term deposits held as collateral on a letter of credit which secures certain exploration commitments of the Company.

7. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued Corporate Administration fees of $4,034 (2004 - $ 0) to an officer of the Company.

2. Paid or accrued management fees of $1,500 (2004-$0) to a Director of the Company.

3. Paid or accrued management fees of $11,000 (2004 - $ 6,500) to a company controlled by a director and officer of the Company.

4. Paid or accrued geological consulting and equipment rental fees of $13,000 (2003 - $32,389) to companies controlled by a director and officer of the Company, which have been included in deferred exploration costs.

5. Granted to directors and consultants 100,000 stock options at $0.80 per common share, with a fair value of $48,191 (Note 8)

Included in accounts payable are amounts owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is now also a director and officer of the Company.

Pursuant to the Long Lake Property acquisition agreement, (Note 4) Messina paid $35,000 and issued shares to Atlantic Zinc Resources Ltd. ("AZinc") for property option payments. A director of Atlantic Zinc is now also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

During the period, Messina completed a private placement of $177,000 through the sale of 1,180,000 flow-through units at a price of $0.15. Each unit consists of one share and one share purchase warrant exercisable at $0.25 for one year.

During the period, 150,000 share purchase options and 831,099 share purchase warrants were exercised resulting in proceeds of $246,415.

8. CAPITAL STOCK (Cont'd....)

(a) Issued and Outstanding

	Number of Shares	Amount	Contributed Surplus
Authorized: 100,000,000 common voting shares, without par value			
Issued			
Balance as at September 30, 2003	8,217,180	$ 9,307,727	
Issued for cash, private placements	5,493,182	783,000	
Issued for agents' services	100,000	15,000	
Issued for property option payments	258,334	32,000	
Issued in settlement of related party advance	681,818	75,000	
Cost of issue		(75,217)	
Warrant valuation		(111,053)	111,053
Fair value of stock options			81,781
Balance as at September 30, 2004	14,750,514	10,026,657	192,834
Issued for cash	2,161,099	423,414	
Allotted, not issued, for cash		200,000	
Warrant valuation		(29,117)	29,117
Fair value of stock options			48,191
Balance, end of period	16,911,613	10,620,954	270,142

(b) Warrants

	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2003	366,667	0.45	October 24, 2004
Warrants issued			
Private Placement	1,800,000	0.15	October 28, 2005
Private Placement	2,666,666	0.25	March 5, 2005
Broker's warrant	800,000	0.15	March 5, 2005
Private Placement	375,000	0.25	August 13, 2006
Balance, September 30, 2004	6,008,334	0.24	
Private Placement	1,180,000	0.25	November 22, 2005
Warrants exercised	(831,099)	0.20	
Warrants expired	(366,667)	0.45	
Balance, end of period	5,990,568	0.24	

The fair value of the purchase warrants were estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.0% –3.04%; expected life – 1-2 years; dividend rate – 0%; volatility 86.87% – 127%. Messina has applied a 30% block discount on the Black-Scholes calculation because of the significant dilutive effect of the warrants.

8. CAPITAL STOCK (Cont'd....)

(c) Stock options

Messina follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at December 31, 2004.

Number of Shares	Exercise Price	Expiry Date
850,000	$ 0.24	January 8, 2006
83,334	$ 0.30	August 1, 2005
250,000	$ 0.30	May 29, 2006
50,000	$ 0.12	May 21, 2006
100,000	$ 0.80	December 16, 2006

Stock option transactions for the period are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, September 30, 2003	816,667	$	0.30
Options granted	900,000		0.23
Options cancelled/expired	(333,333)		0.30
Balance, September 30, 2004	1,383,334	$	0.26
Options granted	100,000		0.80
Options cancelled/exercised	(150,000)		0.30
Balance, end of period	1,333,334	$	0.29
Number of options currently exercisable	1,333,334	$	0.29

Stock-based compensation

Effective October 1, 2003, Messina adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since October 1, 2003 using the fair value method.

8. CAPITAL STOCK (Cont'd....)

The Company granted a total of 100,000 stock options to directors and employees during the current period with a weighted average fair value of $0.481 per common share. Under the transitional provisions of Section 3870, comparative figures are not required. The fair value of 100,000 stock options granted were estimated at $48,191 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.0%; expected life – 1-2 years; dividend rate – 0%; volatility 127%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions of the Company during the period ended December 31, 2004.

11. SUBSEQUENT EVENTS

Subsequent to the period, the Company completed a private placement on January 19, 2005 of 200,000 flow-through units and 625,000 non flow-through units each at a price of $1.00 per flow-through unit and $0.80 per non flow-through unit for total proceeds of $700,000. Each flow-through and non flow-through unit consist of one share and one share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non flow-through units and $1.25 for the flow-through units, for a period of two years from closing.

The Company has also closed a second private placement of 1,833,347 units for proceeds of $2,516,490. 275,667 units are flow-through at a price of $1.50 per unit and the balance of the units are non flow-through at a price of $1.35 per unit. Each unit is comprised of one share and one half share purchase warrant, with each whole warrant entitling the holder to purchase a further share in the Company at a price of $1.75 for the flow-through units and $1.60 for the non flow-through units.

CORPORATE DATA

FEBRUARY 18, 2005

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Susan Tessman, Corporate Secretary
Peter Mordaunt, Director
John Pallot, Director
Steven Brunelle, Director
David McCue, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	100,000,000
Issued:	21,010,612
Escrow:	Nil
Options:	1,983,334
Warrants:	4,391,569
Fully diluted:	27,385,515

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6



MESSINA MINERALS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT JUNE 30, 2004

AUGUST 16, 2004

This Management Discussion and Analysis is provided for the purpose of reviewing the third quarter of 2004 and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the period ending June 30, 2004 and 2003, as well as the audited financial statements for the year ended September 30, 2003. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a public company incorporated under the B.C. Company Act on October 27, 1989 as a result of the amalgamation of Caribbean Resources Corporation, Mishibishu Resources Limited, Mishi Lake Resources Limited, and Exmar Resources Limited, under the name of Mishibishu Gold Corporation. Effective April 7, 2003 the Company consolidated its share capital on a 3 old for 1 new basis and changed its name from Mishibishu Gold Corporation to Messina Minerals Inc. The Company maintains its headquarters in Vancouver, British Columbia. The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI". Messina Minerals Inc. does not have any revenue-generating operations and is currently a mineral exploration company with projects in Newfoundland and Ontario. The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The Company's business is managed by directors, officers and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. is a Canadian mineral exploration and development company with extensive mineral land holdings totalling 25,669 hectares (257 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits. The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits and the added possibility of exploitation of some of the mineralization currently identified within the Company's properties. The 2004 exploration drilling program is aimed generally at expanding the dimensions of known zones of mineralization, or at testing along strike from known mineralized intersections seeking the 'big' targets. Part of the program includes initial mineralogical and metallurgical test work to ensure areas of known mineralization could be extracted using standard technology.

To mid-August 2004 a total of 6 holes have been completed. All holes successfully hit massive sulphide mineralization. Assay results from three holes are available and all holes intersected high grade base metal values over economic intervals. The drilling program has extended the dimensions of the Tulks East B Zone, more fully described below. Additional drilling will begin testing other mineralized zones in September.

Messina currently has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South and Long Lake base metal properties in Newfoundland. While the Company is currently financed, general market conditions such as the price of precious and base metals and stock market trends will have an impact on the ability of the Company to obtain future financing to enable further exploration and development of its properties. Base metal commodity prices have doubled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese economy.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date and planned for summer and fall 2004 have yielded exploration results which warrant ongoing expenditures. An improved economic climate in the mineral industry assisted in Messina's efforts to raise funds during the latter part of 2003, however this climate has resulted in increased competition for both expert personnel and contract equipment (such as diamond drill rigs). The

Company has negotiated procurement of drilling equipment to be provided on a timely basis for its exploration efforts in central Newfoundland. However, the drilling equipment rental rates have increased by approximately 25% over comparable rates one year ago, as have other exploration contract costs. Increased drilling activity has also led to a commensurate increase in overall assaying costs due to increased numbers of samples submitted. Field cost management will continue to be one of the main challenges to corporate stewardship through the 2004 exploration season.

The Company has previously conducted generally less advertising and awareness than other comparable exploration companies. With increased competition in the mineral industry in general, Messina management has identified increasing awareness of the Company by potential investors as a necessity since the Company relies upon share issuance to fund its ongoing exploration programs. The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing these awareness initiatives, subject to future budget constraints.

During the period the Company has also successfully renegotiated its option agreements covering the Tulks South and Long Lake Properties. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). Noranda has agreed to amend the Tulks South Property and Long Lake Property option agreements and allow the Company an additional year until July 15, 2006 and August 30, 2006 respectively to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties.

Management Changes

During the quarter, Ms. Susan Tessman was appointed Corporate Secretary, upon June Ballant's resignation and appointment as Assistant Secretary. Ms. Tessman formerly was an officer of the Company several years ago, and has served as an officer of various public companies over the past 10 years. She is self-employed and provides regulatory compliance and administrative services to the Company.

RESULTS OF OPERATIONS

Exploration Results 2004

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Noranda Inc. agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. From February 2004 (the last date the Company has filed work with the NF claims recorder), the Company has remaining to expend $938,297 by the due date to fulfill its option expenditure requirements. The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property.

Messina spent $188,135 on the Tulks South Property exploration programs conducted during the last 9 months ending June 2004. The Company has issued a $70,000 letter of credit to the Newfoundland Mining Recorder to guarantee exploration expenditures to be spent on the property this year.

Field mapping and prospecting commenced on June 28, 2004 as part of a larger exploration program that includes a planned 3,500 meter diamond drilling campaign testing massive sulphide targets within the Company's central Newfoundland properties.
Drilling began in July targeting the Company's Tulks East Prospect. Previous drilling has intersected massive sulphide zinc-copper-silver-gold mineralization at the Tulks East "B-Zone" target over a strike length of 150 meters in a plunging lens to a vertical depth of 165 meters in 10 drill holes. Hole TE-10 at the western end reportedly (from Newfoundland government assessment files) intersected 11.6% zinc, 1.1% lead, 1.0% copper, 2.5 oz/ton (85.6 g/t) silver and 0.02 oz/ton (0.7 g/t) gold over a 13 foot (4.0 m) core length. Hole TE-39 at the eastern (and deepest) end intersected 8.2% zinc, 1.8% lead, 0.7% copper, 2.8 oz/ton (95.9 g/t) silver, and 0.01 oz/ton (0.3 g/t) gold over an 18 foot (5.5 meter) core length. Compilation work and computer modeling by Messina Minerals has indicated the B-Zone mineralization remains open for expansion in all directions.

Guided by the results of computer modeling, drilling during July and August 2004 targeted B Zone massive sulphide mineralization as well as providing a preliminary test of underlying A Zone mineralization. Six drill holes totaling 474.4 meters of drilling have been completed. Drill hole TE04-80 was positioned on L56W and intersected 2.55 meters of B Zone massive sulphides between 9.75 to 12.3 meters downhole. Drill hole TE04-82 on L55W was drilled from a position 30 meters to the east and 35 meters behind TE04-80 and intersected 5.4 meters of the plunging B Zone mineralization. Hole TE04-81 on L53W was drilled from a position 90 meters to the east and 135 meters behind TE04-80 and intersected 1.75 meters of the plunging B Zone mineralization. Assay results from the B Zone massive sulphides intersected in the first three drill holes TE04-80, TE04-81, and TE04-82 have been received and are summarized in the following table.

TABLE: TULKS EAST ASSAY RESULTS

Hole ID	Zone	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE0480	B Zone	9.75	12.30	2.55	0.6	0.7	7.5	45.2	0.6
TE0481	B Zone	140.20	141.95	1.75	0.9	2.8	11.0	174.0	1.1
TE0482	B Zone	47.10	47.30	0.20	0.3	0.2	7.0	11.6	0.2
TE0482	B Zone	48.40	52.50	4.10	0.6	1.2	6.8	72.2	0.7
TE0482	B Zone Interval	47.10	52.50	5.40	0.5	0.9	5.5	56.1	0.6
TE0480	B Zone Stringer	17.70	28.10	10.40	0.1	-	0.7	3.1	-
TE0482	B Zone Stringer	52.50	59.00	6.50	-	-	0.6	1.8	-
TE0480	A Zone	37.90	38.00	0.10	0.4	0.1	5.4	23.6	1.0
TE0482	A Zone	60.05	60.20	0.15	0.5	-	0.2	9.6	-

Messina's intersection in hole TE04-80 has extended the known horizontal length of the B Zone to 180 meters and the down plunge length to 255 meters. The TE04-82 massive sulphide intersection is 25 meters down-dip of the previous known extent of the B Zone on L55W encountered in hole TE-39 drilled in 1978 which reportedly assayed (from government assessment files) 0.7% copper, 1.8% lead, 8.2% zinc, 95.9 g/t silver and 0.3 g/t gold over 5.5 meters. The B Zone remains open down dip on this section. The intersection in TE04-81 is on a section line where the B Zone had previously been missed. The TE04-81 mineralized intersection confirms the plunge direction of the B Zone as interpreted from computer modeling and reaffirms the Company's interpretation that the B Zone remains open down plunge. The footwall B Zone stringer stockwork is considered the feeder conduit for B Zone massive sulphides and a positive exploration indicator. These results are extremely encouraging and additional drilling is warranted. In addition, selected composite samples of mineralization have been submitted to Lakefield Research for preliminary mineralogical and metallurgical test work.

A budget of $200,000 is allocated for the 2004 Tulks South property exploration program.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Discovery Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South base metal property and within trucking distance (50 kilometers) from the Duck Pond base metal deposit where a production decision is pending.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Noranda Inc. to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Noranda Inc. agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Company is required to expend $1,293,872 by the due date to earn its interest.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Discovery Zone, the South Zone, and the East Zone. An estimate of the inferred mineral resource at the Discovery Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of mineralization and is not a NI 43-101 conforming resource classification.

Three additional massive sulphide zones, namely the South Zone, the East Zone, and the Lucky Gnome Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome Zone was discovered by drilling in 2002 and consists of a thickening sequence of massive pyrite and associated magnetite-chlorite-barite exhalite.

A budget of $150,000 is allocated for diamond drill testing on the Long Lake property during 2004 which is expected to begin in September.

In general, the Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company now controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals have been intersected in drilling and where further exploration could expand these discoveries.

Recent commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility. In addition, the pending decision to begin construction of the Duck Pond mill facility could also very favourably impact the development of resources on the Company's mineral lands.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland adjacent to the Company's Tulks South Property. The property was staked following the new discovery by prospecting of exhalite chert-magnetite-pyrite mineralization hosted by altered, silica- and sulphide stringer-bearing felsic volcanic rocks. This exhalite horizon is interpreted as an indication of the potential -for massive sulphide deposits. Preliminary mapping and prospecting work sufficient to keep this property in good standing has been completed during the period and all results are pending.

Eagle Property (formerly Pat's Pond Property), Newfoundland

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. Preliminary mapping and prospecting work sufficient to keep this property in good standing has been completed during the period and all results are pending.

Fost Hill Properties, Newfoundland

The Company maintains the Fost Hill #1 gold property located in northwestern Newfoundland on NTS map sheets 12H/10 and 12H/11. The Property consists of 140 claims held on three map-staked licences covering 3,500 hectares or 35 square kilometers. Mapping and prospecting work sufficient to keep a portion of this property in good standing has been completed during the period and all results are pending. Two of the three map-staked licences comprising the property have not had exploration work done on them and will be allowed to lapse. Diamond drilling testing of a gold discovery similar to the Fost Hill showing mineralization on an adjacent property has returned positive exploration indications with geochemically anomalous gold values.

Ontario Properties

During the period, Messina spent $17,327 on exploration to maintain the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. The Company hopes to attract a joint venture partner to fund future exploration on these non-core properties.

Exploration Financing

The following table sets forth the Company's use of proceeds as disclosed under its brokered private placement of 2,666,667 flow-through units and 1,333,333 non-flow-through units at a price of $0.15 per share completed in December 2003.

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to June 30, 2004
$600,000 – December 2003	-$450,000 for Property Exploration and Diamond Drilling on the Tulks South, Long Lake, Pats Pond, Pukaskwa, and Costigan Lake Properties -$150,000 for financing costs and working capital	-$182,907 on exploration - $36,500 on property acquisition -$101,170 exploration letter of credit; Tulks South and Long Lake Properties
$198,000 – November 2003	-$27,830 for Property Exploration on Tulks South Property -$172,700 for working capital	-$27,830 on Tulks South

Under the flow-through private placement agreement the Company has committed to spend $399,734 in allowable expenditures, which was renounced to the investors in fiscal 2003. As at June 30, 2004, $259,149 still remains to be spent by December 31, 2004.

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002
Net Loss	($60,725)	($87,616)	($62,082)	(30,463)	($45,413)	($48,156)	($47,374)	(76,556)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

*Note: Loss per share has been adjusted to reflect the share consolidation in April, 2003

Messina's loss for the period before other items was $236,507 compared to $143,309 for the same period last year. This is mainly due to a non-cash stock based compensation of $81,781 and increase in advertising. The increase in legal fees, regulatory fees, promotion and advertising, and office costs reflects the higher level of financing and exploration activity of the Company. Messina's President has been personally supervising the Company's exploration activities in Newfoundland and charging his fees to exploration resulting in lower management fees for the period. Other items included a $30,715 non-recurring gain on sale of investment.

Management's decision to increase investor awareness though advertising is reflected in higher operating costs during the quarter compared to last quarter.

CAPITAL RESOURCES AND LIQUIDITY

In November 2003, the Company completed a private placement of $198,000 through the sale of 1,800,000 units at a price of $0.11. Each unit consists of one share and one share purchase warrant exercisable @ $0.15 for 2 years. 253,000 of the units are flow through.

In December 2003, the Company completed a brokered private placement with Canaccord Capital Corp. as agent of 4M units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through Units and consist of one share and one half of a share purchase Warrant. 1,333,333 units are non-flow through Units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of one year to purchase additional share at a price of $0.25 per share. The agent received a cash commission equal to 8% of the gross proceeds with agent warrants equal to 20% of the offering

sold exercisable into a common share at $0.15 per share for a period of one year. The agent also received 100,000 shares as financing fee and an administration fee.

Messina has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South Property in 2004. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it has acquired additional properties and expects to increase the level of exploration spending.

Subsequent to the period, the Company announced a private placement which was completed August 13, 2004 of 312,500 flow-through units and 62,500 non flow-through units each at a price of $0.16 for total proceeds of $60,000. One flow-through unit entitles the holder to one flow-through share and one flow-through share purchase warrant allowing the purchase of one flow-through share at $0.25 for a period of two years. One non flow-through unit entitles the holder to one non flow-through share and one non flow-through share purchase warrant allowing the purchase of one non flow-through share at $0.25 for a period of two years.

Messina relies on the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment.

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the development of its properties and further the Company's long term plan.

TRANSACTIONS WITH RELATED PARTIES

During the period Messina entered into the following transactions with related parties:

a) Paid or accrued Corporate Administration fees of $2,728 (2003 - $ 0) to Susan Tessman, Corporate Secretary of the Company.

b) Paid or accrued bookkeeping fees included in office of $975 to June Ballant in her former capacity as Corporate Secretary of the Company. Ms. Ballant is currently Assistant Corporate Secretary.

c) Paid or accrued management fees of $24,000 to a company controlled by Peter Tallman, President of the Company.

d) Paid or accrued geological consulting fees of $17,000 to a company controlled by Peter Tallman, President of the Company, which have been included in deferred exploration cost.

Included in accounts payable are amounts owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. Peter Tallman is a director of Tulks. Subsequent to the quarter end, 25,000 shares were issued to Tulks Resources Ltd. under the terms of the property option agreement.

Pursuant to the Long Lake Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to pay $35,000 and issue shares to Atlantic Zinc Resources Ltd. for property option payments. Peter Tallman is a director of Atlantic Zinc.

OUTSTANDING SHARE DATA

At June 30, 2004 the Company had 14,375,515 common shares outstanding, valued at $9,719,205. During the quarter, the Company issued 200,000 common shares for a property acquisition, at a deemed value of $0.11. Messina also issued 41,668 common shares for property acquisitions, at a deemed value of $0.12. Subsequent to the end of the quarter, Messina completed a private placement, issuing 375,000 units at $0.16, bringing share capital to a total of 14,750,515 common shares outstanding, valued at $9,779,205.

During the quarter ended June 30, 2004 the Company granted 50,000 stock options exercisable at $0.12 for a period of two years, to an officer of the Company.

Options outstanding at June 30, 2004 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
June Ballant	16,667	August 2, 2002	$ 0.30	August 1, 2005	Officer
John Pallot	133,333	August 2, 2002	$ 0.30	August 1, 2005	Director
Steven Brunelle	83,333	August 2, 2002	$ 0.30	August 1, 2005	Director
Peter Tallman	250,000	May 30, 2003	$ 0.30	May 29, 2006	Director
Peter Tallman	300,000	January 8, 2004	$ 0.24	January 8, 2006	Director and Officer
John Pallot	250,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Steven Brunelle	200,000	January 8, 2004	$ 0.24	January 8, 2006	Director
Darrell Hyde	50,000	January 8, 2004	$ 0.24	January 8, 2006	Employee
Charlie Fost	50,000	January 8, 2004	$ 0.24	January 8, 2006	Employee
Susan Tessman	50,000	May 21, 2004	$ 0.12	May 21, 2006	Officer
TOTAL	1,383,333				

During the quarter no additional share purchase warrants were issued. 375,000 warrants were issued after the quarter end pursuant to the private placement completed in August. The Company currently has the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	366,667	366,667	$ 0.45	October 24, 2004
	1,800,000	1,800,000	$ 0.15	October 28, 2005
	4,800,000	3,466,667	$ 0.25	December 5, 2004
	375,000	375,000	$ 0.25	August 14, 2006
TOTAL	7,341,667	6,008,334		

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and Chief Executive Officer

MESSINA MINERALS INC.

BALANCE SHEETS
Unaudited
Prepared by Management

	June 30 2004 (Unaudited)	September 30 2003
ASSETS		
Current		
Cash and equivalents	$ 247,886	$ 84,876
Restricted term deposit	101,170	-
Receivables	3,306	2,935
Prepaid expenses and deposits	8,367	3,574
	360,729	91,385
Equipment (Note 3)	1,257	1,860
Mineral properties (Note 4)	132,664	70,164
Deferred exploration costs (Note 5)	352,500	141,763
Long-term investment (Note 6)	-	2,600
	$ 847,150	$ 307,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 35,001	$ 110,042
Due to related party (Note 7)	49,464	75,000
	84,465	185,042
Shareholders' equity		
Capital stock (Note 8)	9,719,205	9,307,727
Contributed surplus	440,086	-
Deficit	(9,396,606)	(9,184,997)
	762,685	122,730
	$ 847,150	$ 307,772

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"Peter Tallman" Director *"John Pallot"* Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
Prepared by Management

	3 months ended June 30 2004	3 months ended June 30 2003	9 months ended June 30 2004	9 months ended June 30 2003
EXPENSES				
Amortization	$ 176	$ 470	$ 365	$ 853
Business development	-	-	-	1,000
Corporate and administration fee	2,729	4,500	5,729	14,000
Management and financial consulting	18,350	21,000	40,850	63,000
Office and miscellaneous	3,032	6,421	31,691	17,174
Professional fees	2,729	3,000	22,828	12,016
Promotion and advertising	20,285	4,293	20,285	7,995
Regulatory and transfer agent fees	4,885	3,119	20,885	14,907
Rent	2,687	2,732	6,917	8,807
Stock-based compensation	1,537	-	81,781	-
Travel and related costs	4,661	44	5,176	3,557
Loss from operations	(61,071)	(45,579)	(236,507)	(143,309)
OTHER ITEMS				
Interest and other income	346	166	1,369	2,366
Gain on sale of investment	-	-	30,715	-
Write-off of equipment	-	-	(1,186)	-
Write-off of mineral property	-	-	(6,000)	-
	346	166	24,898	2,366
Loss for the period	(60,725)	(45,413)	(211,609)	(140,943)
Deficit, beginning of period	(9,335,881)	(9,106,755)	(9,184,997)	(9,011,225)
Deficit, end of period	$ (9,396,606)			

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS
Unaudited
Prepared by Management

	3 months ended June 30		9 months ended June 30	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (60,725)	$ (45,413)	$ (211,609)	$ (140,943)
Items not affecting cash:				
Amortization	176	470	365	853
Write-off of computer equipment	-	-	1,186	-
Write-off of mineral property	-	-	6,000	-
Gain on sale of investments	-	-	(30,715)	-
Stock-based compensation	1,537	-	81,781	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	14,061	63,833	(371)	78,565
Increase in prepaid expenses and deposits	-	(1,120)	(4,793)	(1,120)
Increase (decrease) in accounts payable and accrued liabilities	23,382	(24,891)	(100,577)	(87,291)
Net cash used in operating activities	(21,569)	(7,121)	(258,733)	(149,936)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(360)	(3,998)	(948)	(3,998)
Acquisition of mineral property	(35,000)	-	(36,500)	(6,100)
Deferred exploration costs	(4,523)	(19,659)	(210,737)	(47,530)
Proceeds from sale of long-term investment	-	-	33,315	-
Restricted term deposit	-	-	(101,170)	86,688
Net cash provided by (used in) investing activities	(39,883)	(23,657)	(316,040)	29,060
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances to parent, Windarra Minerals Ltd.	-	-	-	50,000
Capital stock issued for cash, net of issue costs	-	-	737,783	110,000
Repayment of loan payable	-	-	-	(50,000)
Net cash provided by financing activities	-	-	737,783	110,000
Change in cash during the period	(61,452)	(30,778)	163,010	(10,876)
Cash, beginning of period	309,338	59,546	84,876	39,644
Cash, end of period	$ 247,886	$ 28,768	$ 247,886	$ 28,768

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("Messina", "the Company") formerly Mishibishu Gold Corporation, was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties. During the year ended September 30, 2003, the Company changed its name to Messina Minerals Inc. and consolidated its common shares on a 3:1 basis.

These financial statements have been prepared on a going concern basis which assumes that Messina will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of Messina are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Jun 30 2004	Sep 30 2003
Working capital (deficiency)	$ 276,264	$ (93,657)
Deficit	$ (9,396,606)	$ (9,184,997)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2003. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. EQUIPMENT

	Jun 30 2004			Sep 30 2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 3,071	$ 1,814	$ 1,257	$ 4,969	$ 3,109	$ 1,860

During the period, Messina acquired computer equipment at a cost of $948 and wrote-off computer equipment with a book value of $1,186.

4. MINERAL PROPERTIES

	Mishi & Pukaskwa Claims	Tulks South Property	Fost Hill #1 & #2 Properties	Costigan Lake Property	Eagle Property	Long Lake Property	Total Jun 30 2004
Balance, beginning of period	$ 1	$ 48,063	$ 22,100	$ -	$ -	$ -	$ 70,164
Additions	-	3,000	7.000	500	1,000	57,000	68,500
Written off Fost Hill #2	-	-	(6,000)	-	-	-	(6,000)
Balance, end of period	$ 1	$ 51,063	$ 23,100	$ 500	$ 1,000	$ 57,000	$ 132,664

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total Sep 30 2003
Balance, beginning of period	$ 1	$ 33,063	$ -	$ -	$ 33,064
Additions during the period	-	15,000	16,100	6,000	37,100
Balance, end of period	$ 1	$ 48,063	$ 16,100	$ 6,000	$ 70,164

Mishi Gold Property, Ontario

Messina holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, Messina sold a portion of its interest in the property, a 30 claim crown lease. Messina will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario

Messina holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In prior years, Messina wrote-down mineral property and deferred exploration costs to a nominal value.

Tulks South Property, Newfoundland

Messina entered into an assignment agreement with Windarra whereby Messina has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

4. MINERAL PROPERTIES ...Tulks South Property (cont'd.)

Messina granted Windarra a 2% net smelter return royalty on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). Messina has the right to buy back the Windarra Royalty from Windarra at anytime prior to commercial production for $2,000,000.

Messina is required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Noranda does not exercise its back in rights, it will receive a 2% net smelter royalty.

Pursuant to the acquisition agreement, Messina will issue 100,000 common shares of Messina in four tranches of 25,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 16,667 common shares of Messina will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. Messina has also agreed to pay Tulks a 0.5% net smelter return royalty from the Company's share of the proceeds from production of the property. To date, Messina has issued 75,000 common shares with a value of $18,000 to Tulks. A director of Tulks is also a director and officer of the Company.

Subsequent to the period, Noranda granted an extension of the time Messina is required to complete its exploration commitment from July 15, 2005 to July 15, 2006.

Fost Hill #1 Property, Newfoundland

On October 15, 2002 Messina entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, Messina paid $4,000 upon execution of the agreement and paid $2,100 to Deep Reach for staking costs. Deep Reach will transfer title to Messina upon its completing, and the Newfoundland Department of Mines and Energy accepting a First Year assessment report showing a total of $28,000 assessment work on the properties.

Pursuant to the acquisition agreement Messina will issue 66,667 common shares of Messina in four tranches. Messina also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with Messina having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option by the Company.

During the period Messina issued 33,335 common shares with a value of $7,000 to Deep Reach. To date, Messina has issued a total of 66,667 common shares with a value of $17,000 to Deep Reach which completes Messina's obligations under the acquisition agreement.

Fost Hill # 2 Property, Newfoundland

Messina acquired the property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000. During the period, management decided not to proceed with exploration on this property and to allow the claims to lapse and wrote-off the related costs.

Eagle Property

During the period, Messina acquired the Eagle property by staking. The property is comprised of 100 claims covering 2,500 hectares held on three mineral licences adjacent to the Company's Eagle gold zone on the Company's Tulks South Property. A total of $20,000 is required to be spent by January 2005 to keep the claims in good standing.

4. MINERAL PROPERTIES (cont'd.)

Costigan Lake Property, Newfoundland

During the period, Messina acquired the Costigan Lake property by staking. The property is comprised of 50 claims covering 1,250 hectares (12.5 square kilometres) adjacent to the northeast end of the Company's Tulks South Property. A total of $10,000 is required to be spent by December 2004 to keep the claims in good standing.

Long Lake Property, Newfoundland

During the period, Messina entered into an agreement (the "Assignment Agreement") with Atlantic Zinc Resources Ltd., a private corporation (the "Assignor") whereby Messina has acquired all of the Assignor's rights and assumes all of the Assignor's obligations in respect of an option agreement between the Assignor and Noranda Inc. (the "Noranda Agreement") who hold the Long Lake property.

The Noranda Agreement and the Assignment Agreement permit Messina to acquire a 100% interest in the Long Lake massive sulphide property by incurring $2,000,000 in exploration expenditures by August 2005. A total of $706,128 has been spent against the total expenditure through the Assignment Agreement, leaving Messina to spend $1,293,872 by the August 30, 2005. Noranda retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% net smelter return royalty ("NSR") if it elects not to exercise the Back-in Right. Noranda's Back-in Right election would be triggered if Messina presents a feasibility study outlining a minimum 10,000,000 tonne base metal deposit and/or a 1,000,000 ounce gold deposit. Upon commencement of the first commercial production from any portion of the property to which the Back-in Right does not apply or was not exercised, the Company is required to issue to Noranda 1,000,000 common shares.

Under the terms of the Assignment agreement, Messina must pay the Assignor $35,000 and issue 200,000 common shares subject to regulatory approval. The Assignor is a private company 100% owned by Peter Tallman who is the President and Director of Messina. Peter Tallman disclosed his interest in the Assignor to the board of Messina and abstained from voting on the transaction, which was approved by the independent board members.

The TSX Venture Exchange has accepted for filing documentation pertaining to Messina's acquisition of the Long Lake Property and the Company has issued 200,000 shares and accrued $35,000 payment to the Assignor.

Subsequent to the period, Noranda granted an extension of the time Messina is required to complete its exploration commitment from August 30, 2005 to August 30, 2006.

5. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	Costigan Lake Property	Long Lake Property	Total June 30 2004
Balance, beginning of period	$11,216	$ 316	$113,562	$ 16,669	$ -	$ -	$ 141,763
Assays, testing and analysis	-	812	12,285	-	-	-	13,097
Camp construction and supplies	-	-	7,391	-	-	-	7,391
Diamond drilling	-	-	79,916	-	-	-	79,916
Equipment rental	-	-	7,957	-	-	-	7,957
Field office and miscellaneous	990	-	-	-	-	-	990
Geology, geophysics and Prospecting	-	2,500	53,511	-	500	-	56,511
Labour	-	-	14,071	-	-	-	14,071
Project management	-	-	270	-	-	-	270
Staking, recording & lease rental	2,200	665	7,850	-	-	4,775	15,490
Transportation and travel	-	10,160	4,884	-	-	-	15,044
	3,190	14,137	188,135	-	500	4,775	210,737
Balance, end of period	$14,406	$14,453	$301,697	$ 16,669	$ 500	$ 4,775	$ 352,500

	Mishi Property	Pukaskwa Claims	Tulks South Property	Fost Hill 1&2 Properties	FYE Sep 30 2003
Balance, beginning of year	$ 5,521	$ 191	$ 79,390	$ 14,627	$ 99,729
Data compilation	-	125	7,800	-	7,925
Camp construction and supplier	-	-	1,648	1,611	3,259
Equipment rental	-	-	274	-	274
Field office and miscellaneous	1,320	-	-	-	1,320
Geochemistry	-	-	2,357	251	2,608
Labour	-	-	1,620	-	1,620
Lease rental & claim maintenance	4,375	-	-	-	4,375
Project management	-	-	708	180	888
Transportation and travel	-	-	5,294	-	5,294
	5,695	125	19,701	2,042	27,563
	11,216	316	99,091	16,669	127,292
Government grants adjustment	-	-	14,471	-	14,471
Balance, end of year	$ 11,216	$ 316	$ 113,562	$ 16,669	$ 141,763

6. LONG-TERM INVESTMENT

Long-term investment consisted of 65,000 (2002- 165,000) common shares of Dumont Nickel Inc., with a book value of $2,600 (2003 - $2,600). During the period Messina sold all the shares for proceeds of $ 33,315.

7. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued Corporate Administration fees of $2,728 (2003 - $ 0) to an officer of the Company.

2. Paid or accrued bookkeeping fees included in office of $975 (2003 - $ 9,500) to an officer of the Company.

3. Paid or accrued management fees of $24,000 (2003 - $ 45,000) to a company controlled by a director and officer of the Company.

4. Paid or accrued geological consulting fees of $17,000 (2003 - $0) to a company controlled by a director of the Company, which have been included in deferred exploration cost.

5. Granted to directors and employees 850,000 stock options at $0.24 per common share and 50,000 at $0.12, with a fair value of $81,781 (Note 8)

Included in accounts payable are amounts owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is now also a director and officer of the Company.

Pursuant to the Long Lake Property acquisition agreement, (Note 4) Messina has an obligation to pay $35,000 and issue shares to Atlantic Zinc Resources Ltd. ("AZinc") for property option payments. A director of Atlantic Zinc is now also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

During the year ended September 30, 2003, the Company consolidated its issued common shares on a 3:1 basis, as approved by the shareholders on January 14, 2003. All references to number of shares and per share amounts of common shares have been restated to reflect the consolidation.

During the period, Messina completed a private placement of $198,000 through the sale of 1,800,000 units at a price of $0.11. Each unit consists of one share and one share purchase warrant exercisable at $0.15 for two years. 253,000 of the units are flow through.

During the period, Messina also completed a brokered private placement with Canaccord Capital Corp. as agent for the issuance of 4,000,000 units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through units and consist of one share and one half of a share purchase warrant. 1,333,333 units are non-flow through units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of

8. **CAPITAL STOCK** (Cont'd....)

one year to purchase additional share at a price of $0.25 per share. The agent received a cash commission equal to 8% of the gross proceeds with agent warrants equal to 20% of the offering sold exercisable into a common share at $0.15 per share for a period of one year. The agent also received 100,000 shares as financing fee and an administration fee.

During the period, Messina issued a total of 258,335 shares with a deemed value of $32,000 for property option payments.

(a) **Issued and Outstanding**

	Number of Shares	Amount
Authorized: 100,000,000 common voting shares, without par value		
Issued		
Balance as at September 30, 2003	8,217,180	$ 9,307,727
Issued for cash, private placements	5,800,000	798,000
Issued for services	100,000	15,000
Issued for property option payments	258,335	32,000
Cost of issue		(75,217)
Warrant valuation		(358,305)
	6,158,335	411,478
Balance, end of period	14,375,515	$ 9,719,205

(b) **Warrants**

	Black-Scholes Valuation $	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2003	-	366,667	0.45	October 24, 2004
Warrants issued				
Private Placement	131,251	1,800,000	0.15	October 28, 2005
Private Placement	174,657	2,666,666	0.25	December 5, 2004
Broker's warrant	52,397	800,000	0.25	December 5, 2004
	358,305	5,266,666		
Balance, end of period	358,305	5,633,333	$ 0.23	

The fair value of the purchase warrants were estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.02% –3.04%; expected life – 1-2 years; dividend rate – 0%; volatility 86.87% – 88.93%. Messina has applied a 30% block discount on the Black-Scholes calculation because of the significant dilutive effect of the warrants.

8. CAPITAL STOCK (Cont'd....)

(c) Stock options

Messina follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at June 30, 2004.

Number of Shares	Exercise Price	Expiry Date
850,000	$ 0.24	January 8, 2006
233,334	$ 0.30	August 1, 2005
250,000	$ 0.30	May 29, 2006
50,000	$ 0.12	May 21, 2006

Stock option transactions for the period are summarized as follows:

	Number Of Options		Weighted Average Exercise Price
Balance, September 30, 2002	566,667	$	0.30
Options granted	250,000		0.30
Balance, September 30, 2003	816,667	$	0.30
Options granted	900,000		0.23
Options cancelled/expired	(333,333)		0.30
Balance, end of period	1,383,334	$	0.26
Number of options currently exercisable	1,383,334	$	0.26

Stock-based compensation

Effective October 1, 2003, Messina adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since October 1, 2003 using the fair value method. Previously, Messina had applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees and consultants. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

8. CAPITAL STOCK (Cont'd....)

The Company granted a total of 900,000 stock options to directors and employees during the current period with a weighted average fair value of $0.26 per common share. Under the transitional provisions of Section 3870, comparative figures are not required.

The fair value of 850,000 stock options granted were estimated at $80,244 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 3.0%; expected life – 1-2 years; dividend rate – 0%; volatility 78.47%.

The fair value of 50,000 stock options granted were estimated at $1,537 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 2.91%; expected life – 1-2 years; dividend rate – 0%; volatility 57.97%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and development of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions of the Company during the period ended June 30, 2004 were as follows:

a) Issuance of 258,335 common shares at a deemed value of $32,000 for mineral property acquisitions and option payments

b) Issuance of 100,000 common shares at a deemed value of $15,000 for broker's fees in connection with a private placement.

Significant non-cash transactions of the Company during the period ended June 30, 2003 were as follows:

a) Issuance of 66,667 common shares at a deemed value of $20,000 for mineral property acquisitions.

b) Allotment of 16,666 common shares at a deemed value of $5,000 for mineral property option payment.

11. SUBSEQUENT EVENTS

Subsequent to the period, the Company completed a private placement on August 13, 2004 of 312,500 flow-through units and 62,500 non flow-through units each at a price of $0.16 for total proceeds of $60,000. One flow-through unit entitles the holder to one flow-through share and one flow-through share purchase warrant allowing the purchase of one flow-through share at $0.25 for a period of two years. One non flow-through unit entitles the holder to one non flow-through share and one non flow-through share purchase warrant allowing the purchase of one non flow-through share at $0.25 for a period of two years.



MESSINA MINERALS

CORPORATE DATA

AUGUST 16, 2004

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President and Director
Susan Tessman, Corporate Secretary
June Ballant, Assistant Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	100,000,000
Issued:	14,750,515
Escrow:	Nil
Options:	1,383,333
Warrants:	6,008,334

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6

Messina Minerals Inc.

2003 Annual Report

Message to Shareholders

The past year has been an exciting transition period for Messina Minerals Inc. that has laid the foundations for the growth of the Company. The year began with a limited treasury and a restructuring necessary to allow management the opportunity to attract equity capital. We have examined the corporate heritage and history of exploration success and developed a new business plan and focus that would best apply the assets of the Company to growth in the coming years.

Significant business and exploration opportunities exist at this time in Newfoundland. Central Newfoundland in particular has seen several new gold discoveries in the past year, while the possibility of a new base metal mine is adding mining infrastructure to the region and providing a business opportunity in base metals.

The Company's Tulks South Property has significant potential for both gold and base metals and is well positioned to benefit from infrastructure improvements. The Company has recently made a new discovery by prospecting at the Eagle Gold Zone. The zone has demonstrated consistently high gold grades along a considerable strike length and remains open for further surface prospecting discoveries; the Company has approximately 40 km of strike length to examine and evaluate. Geologically similar discoveries in Newfoundland in the past have identified large gold resources and the Company is excited with the gold potential on our property. Several base metal resources are also known on the Tulks South Property; the large Tulks East massive sulphide target has considerable thickness and the potential to catapult the Company's fortunes with an exploration success.

The coming year will see an initial evaluation by shallow drilling of the Eagle Gold Zone in January and February. The Company hopes to evaluate prospective gold grades over widths and to demonstrate the potential of the zone for economic exploitation. In spring the Company will return to test the Tulks East massive sulphide for 'economic' base metal grades and widths. Other targets on the Tulks South Property will also be examined and drill tested.

The Company's portfolio of gold properties elsewhere in Newfoundland and northern Ontario will receive attention in the coming year. In particular, the recent drill discovery of gold proximal to the Company's Fost Hill Property in northwestern Newfoundland has upgraded the potential of our Property, to be evaluated this coming summer.

The Company has raised $600,000 in the latter part of 2003 to fund its exploration plans for 2004 and anticipates demonstrating exploration successes this year. The Company also continues to evaluate opportunities for acquisition and joint venture to increase the chances of a major discovery.

We wish to thank everyone who has contributed to focusing Messina Minerals on its upward path to success, including our old shareholders who have remained steadfast, and our new shareholders who have endorsed our vision of a growing and successful exploration venture. On behalf of the Board of Directors, I look forward to working on your behalf and realizing the business potential of our Company.

"*Peter Tallman*"

Peter Tallman
President



BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(*Previously Form 61*)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER				FOR QUARTER ENDED			DATE OF REPORT Y M D		
MESSINA MINERALS INC. *(Formerly Mishibishu Gold Corporation)*				03	09	30	04	01	7
ISSUER ADDRESS 2300 – 1066 WEST HASTINGS STREET									
CITY/	PROVINCE	POSTAL CODE		ISSUER FAX NO.			ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6E 3X2		604-893-7071			604-688-1508		
CONTACT PERSON		CONTACT'S POSITION					CONTACT TELEPHONE NO.		
Peter Tallman		President					604-688-1508		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS							
peter@messinaminerals.com		www.messinaminerals.com							

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"John L. Pallot"	JOHN L. PALLOT	04	01	13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Peter Tallman"	PETER TALLMAN	04	01	13

Schedule A

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

AUDITORS' REPORT

To the Shareholders of
Messina Minerals Inc.
(formerly Mishibishu Gold Corporation)

We have audited the balance sheets of Messina Minerals Inc. (formerly Mishibishu Gold Corporation) as at September 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

November 25, 2003

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)
BALANCE SHEETS
AS AT SEPTEMBER 30

	2003	2002
ASSETS		
Current		
Cash	$ 84,876	$ 39,644
Restricted term deposit	-	86,687
Receivables	2,935	82,553
Prepaid expenses and deposits	3,574	3,020
	91,385	211,904
Due from Windarra Minerals Ltd. (Note 3)	-	50,000
Equipment (Note 4)	1,860	2,652
Mineral properties (Note 5)	70,164	33,064
Deferred exploration costs (Note 6)	141,763	99,729
Long-term investment (Note 7)	2,600	6,600
	$ 307,772	$ 403,949
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 110,042	$ 192,447
Due to related party (Note 8)	75,000	50,000
	185,042	242,447
Shareholders' equity		
Capital stock (Note 9)	9,307,727	9,172,727
Deficit	(9,184,997)	(9,011,225)
	122,730	161,502
	$ 307,772	$ 403,949

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED SEPTEMBER 30

	2003	2002
EXPENSES		
Amortization	$ 792	$ 970
Business development	1,000	15,800
Corporate and administration fee	17,000	23,000
Management fees	77,900	28,600
Office and miscellaneous	35,785	28,377
Professional fees	8,516	8,250
Promotion and advertising	8,702	188
Regulatory and transfer fees	15,634	10,184
Rent	13,207	14,100
Travel and related costs	4,539	2,257
Loss from operations	(183,075)	(131,726)
OTHER ITEMS		
Interest and other income	2,433	7,909
Gain on sale of long-term investment (Note 7)	6,870	-
Write-down of long-term investment (Note 7)	-	(28,400)
	9,303	(20,491)
Loss for the year	(173,772)	(152,217)
Deficit, beginning of year	(9,011,225)	(8,842,071)
Related party transaction adjustment (Note 8g)	-	(16,937)
Deficit, end of year	$ (9,184,997)	$ (9,011,225)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding during the year	7,908,661	7,767,180

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)
STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (173,772)	$ (152,217)
Items not affecting cash:		
Amortization	792	970
Gain on sale of long-term investment	(6,870)	-
Accrued interest income on amounts due from Windarra	-	(6,927)
Write-down of long-term investment	-	28,400
Changes in non-cash working capital items:		
(Increase) decrease in receivables	79,618	(9,895)
Increase in prepaid expenses and deposits	(554)	(3,020)
Increase (decrease) in accounts payable and accrued liabilities	(82,405)	38,050
Net cash used in operating activities	(183,191)	(104,639)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of mineral property	(12,100)	-
Proceeds from sale of long-term investment	10,870	-
Restricted term deposit	86,687	(86,687)
Deferred exploration costs	(42,034)	(16,305)
Due from Windarra Minerals Ltd.	50,000	34,999
Net cash provided by (used in) investing activities	93,423	(67,993)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds received from related party	25,000	50,000
Capital stock issued for cash	110,000	-
Net cash provided by financing activities	135,000	50,000
Change in cash during the year	45,232	(122,632)
Cash, beginning of year	39,644	162,276
Cash, end of year	$ 84,876	$ 39,644
Cash paid during the year for:		
Interest expense	$ -	$ -
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties. During the year ended September 30, 2003, the Company changed its name to Messina Minerals Inc. and consolidated its common shares on a 3:1 basis.

The Company is in the process of exploring and developing its mineral properties. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable ore reserves.

The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production. The Company is considered to be in the development stage as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2003	2002
Working capital (deficiency)	$ (93,657)	$ (30,543)
Deficit	(9,184,997)	(9,011,225)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment, consisting of computer equipment, are recorded at cost less accumulated amortization. Amortization is being provided for using the declining balance method at the rate of 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to any future proven reserves on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Government grants

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided to the Company. Claims for government grants are accrued upon the Company attaining reasonable assurance of collections.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investment

Long-term investment is carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock-based compensation

Effective October 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements for the years presented.

Future income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. DUE FROM WINDARRA MINERALS LTD.

The loan to its former parent, Windarra Minerals Ltd. ("Windarra") was repaid in full during the current year.

4. EQUIPMENT

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 4,969	$ 3,109	$ 1,860	$ 4,969	$ 2,317	$ 2,652

5. MINERAL PROPERTIES

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total 2003
Balance, beginning of year	$ 1	$ 33,063	$ -	$ -	$ 33,064
Additions during the year	-	15,000	16,100	6,000	37,100
Balance, end of year	$ 1	$ 48,063	$ 16,100	$ 6,000	$ 70,164

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Total 2002
Balance, beginning of year	$ 1	$ -	$ -	$ 1
Additions during the year	-	33,063	-	33,063
Balance, end of year	$ 1	$ 33,063	$ -	$ 33,064

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property, a 30 claim crown lease. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

5. **MINERAL PROPERTIES** (cont'd...)

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks Souths massive sulphide property in Newfoundland (Note 8g).

The Company granted Windarra a 2% net smelter return royalty on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at anytime prior to commercial production for $2,000,000.

The Company is required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Noranda does not exercise its back in rights, it will receive a 2% net smelter royalty.

Pursuant to the acquisition agreement, the Company will issue 100,000 common shares of the Company in four tranches of 25,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 16,667 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks a 0.5% net smelter return royalty from the Company's share of the proceeds from production of the property. To date, the Company has issued 50,000 common shares with a value of $15,000 to Tulks. A director of Tulks is also a director and officer of the Company (Note 8f).

Fost Hill #1 Property, Newfoundland

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and paid $2,100 to Deep Reach for staking costs. Deep Reach will transfer title to the Company upon its completing, and the Newfoundland Department of Mines and Energy accepting a First Year assessment report showing a total of $28,000 assessment work on the properties.

Pursuant to the acquisition agreement the Company will issue 66,667 common shares of the Company in four tranches. The Company also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option by the Company.

During the year ended September 30, 2003, the Company paid $6,100 and issued 33,333 common shares with a value of $10,000 to Deep Reach.

Fost Hill # 2 Property, Newfoundland

The Company has acquired the property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000.

6. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total 2003
Balance, beginning of year	$ 5,521	$ 191	$ 79,390	$ 14,627	$ -	$ 99,729
Assays, testing and analysis	-	-	-	-	-	-
Data compilation	-	125	7,800	-	-	7,925
Camp construction and supplier	-	-	1,648	1,611	-	3,259
Diamond drilling	-	-	-	-	-	-
Equipment rental	-	-	274	-	-	274
Field office and miscellaneous	1,320	-	-	-	-	1,320
Geochemistry	-	-	2,357	251	-	2,608
Geology, geophysics and prospecting	-	-	-	-	-	-
Labour	-	-	1,620	-	-	1,620
Lease rental & claim maintenance	4,375	-	-	-	-	4,375
Mobilization and demobilization	-	-	-	-	-	-
Project management	-	-	708	180	-	888
Transportation and travel	-	-	5,294	-	-	5,294
	5,695	125	19,701	2,042	-	27,563
	11,216	316	99,091	16,669	-	127,292
Government grants adjustment	-	-	14,471	-	-	14,471
Balance, end of year	$ 11,216	$ 316	$ 113,562	$ 16,669	$ -	$ 141,763

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Total 2002
Balance, beginning of year	$ 1	$ 1	$ -	$ -	$ 2
Assays, testing and analysis	-	-	3,741	-	3,741
Data compilation	-	190	-	-	190
Camp construction and supplier	-	-	4,281	1,816	6,097
Diamond drilling	-	-	73,083	-	73,083
Equipment rental	-	-	21,395	2,862	24,257
Field office and miscellaneous	1,320	-	-	-	1,320
Geology, geophysics and Prospecting	2,000	-	-	-	2,000
Labour	-	-	38,114	6,786	44,900
Lease rental and recording fees	2,200	-	-	-	2,200
Mobilization and demobilization	-	-	1,836	1,836	3,672
Project management	-	-	6,940	1,327	8,267
Transportation and travel	-	-	-	-	-
	5,520	190	149,390	14,627	169,727
	5,521	191	149,390	14,627	169,729
Government grants	-	-	(70,000)	-	(70,000)
Balance, end of year	$ 5,521	$ 191	$ 79,390	$ 14,627	$ 99,729

6. DEFERRED EXPLORATION COSTS (cont'd...)

As at September 30, 2003, the Company received $55,529 in government grants from the Government of Newfoundland relating to a September 30, 2002 accrual of $70,000. The balance has been charged to the cost of the property.

7. LONG-TERM INVESTMENT

Long-term investment consisted of 65,000 (2002- 165,000) common shares of Dumont Nickel Inc., which had a market value at year end of $ 11,050 (2002 - $6,600) which were written-down by $Nil (2002 - $28,400). During the year ended September 30, 2003, the Company sold 100,000 (2002 - Nil) common shares of Dumont for total proceeds of $10,870 (2002 – $Nil) which resulted in a gain of $ 6,870 (2002 - $Nil).

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid accounting fees included in office and miscellaneous of $12,188 (2002 - $12,000) to its former parent, Windarra and to officers of the Company.

b) Paid office rent of $Nil (2002 - $9,000) to its former parent, Windarra.

c) Paid or accrued management fees of $53,898 (2002 - $28,600) to a former director and to companies controlled by directors and officers of the Company.

d) Paid or accrued geological consulting fees of $Nil (2002 - $2,000) to a director of the Company, which have been included in deferred exploration cost.

e) The Company accrued interest income of $234 (2002 - $6,927) from its former parent, Windarra.

f) Issued 50,000 (2002 – Nil) common shares with a value of $15,000 for property option payments to a Company with a common director.

g) During the year ended September 30, 2002, the Company entered into an assignment agreement with its former parent, Windarra, for the right to earn a 100% interest in the Tulks South Property. The Company agreed to reduce amounts due from Windarra at an agreed value of $50,000 in exchange for the rights. The transaction has been recorded in these financial statements at the carrying value of the mineral property and deferred exploration costs previously recorded in the accounts of Windarra, which amounted to $33,063. The difference between the amounts due from Windarra and the carrying value has been adjusted to the deficit account.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Included in accounts payable is $64,587 (2002 - $91,044) owing to directors, officers and or companies with directors and officers in common.

8. RELATED PARTY TRANSACTIONS (cont'd...)

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

9. CAPITAL STOCK

During the year ended September 30, 2003, the Company consolidated its issued common shares on a 3:1 basis, as approved by the shareholders on January 14, 2003. All references to number of shares and per share amounts of common shares have been restated to reflect the consolidation.

	Number of Shares		Amount
Authorized			
100,000,000 common voting shares, without par value			
Issued			
Balance as at September 30, 2001 and 2002	7,767,180	$	9,172,727
Issued for cash	366,667		110,000
Issued for property option payments	83,333		25,000
Balance as at September 30, 2003	8,217,180	$	9,307,727

Warrants

	Number of Warrants		Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2001 and 2002	-	$	-	
Warrants issued	366,667		0.45	October 24, 2004
Balance, September 30, 2003	366,667	$	0.45	

Stock options

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

9. **CAPITAL STOCK** (cont'd...)

Stock options (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, September 30, 2001	36,667	$	0.45
Options granted	566,667		0.30
Options cancelled/expired	(36,667)		0.45
Balance, September 30, 2002	566,667		0.30
Options granted	250,000		0.30
Balance, September 30, 2003	816,667	$	0.30
Number of options currently exercisable	816,667	$	0.30

The following stock options were outstanding at September 30, 2003:

Number of Shares	Exercise Price	Expiry Date
566,667	$ 0.30	August 1, 2005
250,000	0.30	May 29, 2006

Stock-based compensation

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

The Company granted 250,000 stock options to directors and employees during the current year with a weighted average fair value of $0.21 per common share. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro-forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

9. CAPITAL STOCK (cont'd...)

	September 30, 2003
Loss as reported	$ (173,772)
Compensation expense under Section 3870	(52,549)
Pro-forma loss	$ (226,321)
Pro-forma basic and diluted loss per share	$ (0.03)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	3.72%
Expected life of options	3 years
Annualized volatility	165%
Dividend rate	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates is as follows:

	2003	2002
Loss for the year	$ (173,772)	$ (152,217)
Expected income tax (recovery)	$ (65,338)	$ (60,278)
Other	(2,286)	11,630
Unrecognized benefits of non-capital losses	67,624	48,648
Total income tax recovery	$ -	$ -

10. INCOME TAXES (cont'd...)

The significant components of the Company future income tax assets are as follows:

	2003	2002
Future income tax assets:		
Non-capital losses available for future periods	$ 300,098	$ 314,677
Resources deductions	342,660	425,634
Capital assets	351	73
	643,109	740,384
Valuation allowance	(643,109)	(740,384)
	$ -	$ -

The Company has not recorded the potential future income tax benefits of non-capital losses totalling approximately $1,016,000 which, if not used, will expire through to 2010. Subject to certain restrictions, the Company has further resource deductions totalling approximately $1,170,000 available to reduce taxable income of future years.

Future tax benefits which may arise as a result of these non-capital losses and resource deductions have been offset by a valuation allowance and have not been recognized in these financial statements.

11. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment being the acquisition and development of mineral properties.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction of the Company during the year ended September 30, 2003 was the issuance of 83,333 common shares at a value of $25,000 for mineral property acquisitions.

Significant non-cash transactions of the Company during the year ended September 30, 2002 were as follows:

a) Acquired the right to earn a 100% interest in the Tulk South Property for a value of $50,000 in exchange for amounts due from Windarra (Note 8g).

b) Reduced accounts payable in the amount of $19,748 in exchange for amounts due from Windarra.

c) Accrued $153,422 in deferred exploration costs which have been included in accounts payable.

d) Accrued a $70,000 government grant receivable which has been recorded as a recovery in deferred exploration costs.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, due from Windarra Minerals Ltd., long-term investment, accounts payable and accrued liabilities and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

14. SUBSEQUENT EVENTS

Subsequent to September 30, 2003, the Company:

a) Pursuant to private placement agreements, issued 1,800,000 common shares, of which 253,000 were flow-through shares, with 1,800,000 warrants for total proceeds of $198,000. Each warrant entitles the holder to purchase 1 additional common share of the Company for $0.15 until October 28, 2005.

b) Cancelled 333,333 stock options.

c) Issued 16,667 common shares at a value of $0.30 per share to Deep Reach Exploration as a property option payment.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the period ended September 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Additional information for the year to date:

   a) Deferred exploration costs:

   See Note 6 in the attached audited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached audited financial statements.

2. Related party transactions:

   See Note 8 in the attached audited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Total Proceeds	Type of Consideration
Oct 24, 2002	Common shares	Private Placement	366,667	$110,000	Cash
Oct 24, 2002	Warrants	Private Placement	366,667	Exercisable at $0.45 to acquire one common share	
Nov 28, 2002	Common shares	Property Acquisition	16,667	$5,000 *	Property
Jan 14, 2003	Common shares	Property Acquisition	25,000	$7,500 *	Property
May 30, 2003	Common shares	Property Acquisition	25,000	$7,500*	Property
Jul 29, 2003	Common shares	Property Acquisiton	16,666	$5,000*	Property

* deemed

   b) Summary of options granted:

   During the period, the Company granted 250,000 options as follows:

Date of Issue	Number of Options Granted	Name of Optionee	Position	Exercise Price	Expiry Date
May 30, 2003	250,000	Peter Tallman	Director	$0.30	May 29, 2006

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, September 30, 2003	8,217,180	$ 9,307,727

   c) Options, warrants and convertible securities outstanding:

   See Note 9 in the attached audited financial statements.

   d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	Peter Tallman
Secretary:	June Ballant
Director:	John Pallot
Director:	Steven Brunelle

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OPERATIONS

The Company is a Canadian based mineral exploration company whose focus is to explore and develop mineral deposits throughout the world. The Company's current exploration focus is on precious and base metal projects primarily in Newfoundland, Canada. Strategic properties along the Mishibishu Lake Gold Belt in northern Ontario will be maintained.

During the period, the Company's shares were consolidated on a 3 to 1 basis and name changed from Mishibishu Gold Corporation to Messina Minerals Inc.

MINERAL PROPERTIES AND EXPLORATION

The Company's primary focus is the Tulks South Property as described below.

Tulks South Property, Newfoundland, Canada

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km in area elongated along a northeast-southwest axis approximating 5 km by 30 km in size. The Property is comprised of four contiguous map staked exploration licences; 6549M to 6552M inclusive, and Reid Lot 228. The property covers the southern half of the Tulks Volcanic Belt; this volcanic belt being similar to other volcanic belts in eastern Canada which host significant volcanogenic sulphide deposits such as the Buchans Mines located 40 km north of the Property, and the Duck Pond Deposit currently being developed by Aur Resources located 45 km to the northeast.

The Company acquired the right to earn a 100% interest in the Tulks South Property from Windarra Minerals Ltd. ("Windarra") by satisfying certain covenants made to Noranda Inc ("Noranda"), the underlying interest holder. Windarra retains a 2% net smelter return on the Company's share of the proceeds from production, which may be purchased by the Company for $2,000,000. Noranda has the right to back in for a 50% interest under certain conditions, or is to receive a 2% net smelter royalty if Noranda chooses not to exercise its back-in right. Also pursuant to the Windarra acquisition agreement, the Company will issue 100,000 (post-consolidation) common shares of the Company over a period of 3 years commencing on the date of regulatory approval. An additional 16,667 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"), which originally acquired the option from Noranda. The Company has also agreed to pay Tulks 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. The underlying agreement with Noranda requires that $1.75 million of assessment expenditures be made on the Tulks South Property by July 15, 2005 to earn the 100% interest. As of September 30, 2003 a total of $1,154,394 remained to be spent to satisfy the agreement.

The Tulks South Property is prospective for gold and volcanogenic sulphide deposits. Five significant base metal prospects have been outlined on the property, including Tulks East, Boomerang, Curve Pond, West Tulks and Dragon Pond. None have been fully delineated and four are in early stages in terms of work completed.

The Company commissioned a Technical Report by the Company's independent Qualified Person, K. Sparkes, P.Geo. dated November 19, 2003 on the Tulks South Property which documents the historical exploration work conducted on the Property and its potential to host volcanogenic massive sulphide ("VMS") and mesothermal gold mineralization. This report has been filed with the TSX Venture Exchange and is available at www.sedar.com.

Exploration Results

In August through October 2002, the Company completed a reconnaissance drilling program to test for new zones of alteration and mineralization on the Property. One gold target ("Midas Pond") and three VMS targets were tested for an aggregate of 1,196.9 meters of drilling completed in 12 drill holes. The program was supervised by Peter Tallman, P. Geo. who is the Company's Qualified Person on the Property. A total assessment expenditure of $226,488 was made. The drilling program successfully intersected massive sulphide mineralization in all four holes at the Curve Pond prospect over a strike length of 150 meters. The program also identified a gold zone at the Midas Pond prospect in two holes. The remaining holes on various geochemical and geophysical targets intersected extensive volcanogenic alteration containing disseminated base metals.

Subsequent to the period, prospecting efforts in November and December 2003 yielded a new gold discovery on the Property. The Eagle Prospect yielded gold in grab samples up to 56.5 g/t Au identified along a strike length of 1,400 meters. The gold is contained within an extensive alteration zone that has been identified along a 6 kilometer strike length and remains open in both directions. The Eagle Prospect is associated with a major shear zone structure and has characteristics common to shear-zone hosted mesothermal gold deposits.

Also in December the Company undertook a diamond drill program at the Tulks East massive sulphide prospect within the Tulks South Property. Up to three holes were planned, however a lack of water necessary to operate the drill due to freezing conditions necessitated that the first hole be suspended after 215 feet of drilling. This drill program will resume following spring break-up in 2004.

Future Developments
Management is extremely pleased with the work completed in late 2002 and 2003 and is encouraged by the discovery by prospecting of a significant new gold zone at the Eagle Prospect. The Company plans an initial 5-hole diamond drill program testing the subsurface extent and grade of this mineralization to begin in January 2004.

The Company is also planning to recommence its drilling program designed to test the Tulks East massive sulphide prospect in spring 2004. The prospect consists of three lenses of sulphides containing base metals. The Tulks East A-Zone lens is greater than 30 meters true thickness, is strongly zoned with base metal content increasing to depth, and is untested below 275 meters vertical. The Company hopes to identify increasing base metal accumulations in the 30 meter thick core of the massive sulphide.

Other targets such as the Boomerang massive sulphide prospect, comprised of one drill intersection of massive sulphide containing 0.5% copper, 2.6% lead, 7.4% zinc, and 76.5 g/t silver over 1.8 meters true thickness which remains open in all directions, are also planned for drill testing, subject to availability of funds.

The Company has budgeted a total of $430,000 for exploration work on the Tulks South Property beginning in November 2003. The program will consist of drilling, prospecting, mapping, and further surface sampling along strike at the Eagle Gold Prospect as well as drilling at the Tulks East massive sulphide.

Fost Hill Property, Newfoundland

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and, subject to regulatory approval, will issue 66,667 common shares of the Company in four tranches. The Company has issued the first two tranches of 16,667 shares due during the period. A third tranche has been issued totaling 16,667 shares following the reporting period. The Company also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the Newfoundland Department of Mines and Energy accept a First Year assessment report showing a total of $28,000 assessment work on the properties. The Company has submitted an assessment report to Newfoundland. Approval is pending. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the staking of claims at a cost of $15.00 per claim.

Subsequently, the Company has acquired by staking an additional 100 claims on two licences identified as the Fost #2 Property contiguous to the Fost Hill Property covering along strike extensions to mineralization.

The entire Fost Hill Property is comprised of a total of five claim licenses including 240 claims totaling 6,000 hectares (60 square kilometers) in the White Bay Area of Newfoundland. The exploration target at the Fost Hill Property is bulk tonnage gold deposit with lower grade alteration in the 1-3+ g/t Au range carrying higher grade intervals in the 6-18+ g/t Au range across wide intervals. One gold-bearing outcrop, named the Fost Showing, has been discovered on the Fost Hill Property to date. The best two assays were 18.4 g/t Au and 5.7 g/t Au from pyrite-bearing stockwork quartz veins within the potassic alteration. The encompassing strong potassic alteration assays 1.16 g/t to 3.3 g/t gold in nine samples. Two samples of weak potassic-altered granite assayed 0.5 g/t Au and 0.66 g/t Au.

The Company intends a reconnaissance program in 2004 on the Fost Hill Property to further evaluate the extent of gold mineralization found to date. Further exploration will be contingent upon receipt of positive results.

Ontario Gold Properties

Pukaskwa Property, Ontario,Canada

The Company maintains the Pukaskwa Property located in the Sault Ste Marie Mining Division 65 km west of Wawa, Ontario. The Property covers the western portion of the Mishibishu Lake Deformation Zone and consists of 55 contiguous unpatented mining claims. The Company has held its 100% interest in the Property since the mid-1980's. The Property is prospective for gold. In accordance with recommendations by the CICA, the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company will continue to maintain the key claims on this property. The Pukaskwa Property has assessment obligations totaling $10,609 due November 2003. The Company intends to perform sufficient work to maintain the key claims in this group.

Mishi Gold Lease Royalty, Ontario, Canada

The Company maintains a production royalty on leasehold patent claim CLM377 located in the Sault Ste Marie Mining Division 50 km west of Wawa, Ontario. This lease was sold by the Company to River Gold Mines Ltd in 1998 in return for royalties on future production. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne of ore from open pit mining and $1.20 per tonne of ore from underground mining.

Mishi Gold Lease Property, Ontario, Canada

The Company maintains two contiguous leasehold patents, CLM379 and CLM378, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario. These claims are adjacent to the River Gold Mishi Pit Property (see above) where River Gold are mining gold ore by open-pit. The Mishi Lease Property does not have assessment obligations and does not intend to perform work on this Property during the upcoming year. A nominal lease payment is made annually to the Ontario government.

Magnacon East Property, Ontario, Canada

The Company maintains two contiguous mineral claims, SSM122583 and SSM122588, in the Sault Ste. Marie mining division, Mishibishu Lake area, Ontario located adjacent to and along strike from the Magnacon Mine Property being explored jointly by River Gold Mines Ltd and Windarra Minerals Inc. The Magnacon East Property has assessment obligations totaling $800 due January 2004. The Company intends to perform sufficient work to maintain these claims.

OPERATING RESULTS

For the year ending September 30, 2003 the Company's operating loss was $183,075 (2002 - $131,726) before write-offs, interest and other gains. A significant increase in management fees and a reduction in business development, corporate and administration fees, reflects the overall increase in corporate activity and the effect of separating management and services previously shared with its former parent, Windarra Minerals Ltd. During the year the Company moved to new offices and reduced its rent costs.

Regulatory and transfer agent fees are significantly higher than the previous year because of a share consolidation and name change completed in April 2003, and increased filings with respect to property acquisitions. Travel which included the previous President's trip to Toronto to attend the PDAC, as well as promotion and advertising expenses also increased as the Company focused its efforts in financing its newly acquired properties in Newfoundland. The Company expects the same level of expenditure in the following year.

INVESTOR RELATIONS

The President of the Company assisted by other directors and office staff, performed all investor relations activities during the past year, including mail-outs, investor calls, and generating contacts with brokers and potential investors.

FINANCINGS

During the year, the Company completed a private placement of 366,666 units @ a price of $0.30 for total proceeds of $110,000 to the Company. Each unit consists of one share and one share purchase warrant exercisable @ $0.45 for one year. 333,333 of the units are flow-through.

LIQUIDITY AND SOLVENCY

At the end of the fiscal year, the Company had a working capital deficiency of $93,657. Subsequent to the year end the Company completed two private placements for a total of $798,000 (see Subsequent Events). The Company is sufficiently funded to complete proposed work programs on its properties.

LEGAL PROCEEDINGS

There are no legal proceedings with the Company.

MANAGEMENT CHANGES

Peter Tallman was appointed the Vice-President of Explorations and a Director of the Company effective May 30, 2003. Mr. Tallman is a professional geologist and brings with him to the Company 22 years of mineral exploration experience.

On September 17, 2003, Mr. Robert Eadie resigned and Mr. Peter Tallman was appointed President of the Company.

SUBSEQUENT EVENTS

In November, 2003, the Company completed a private placement of $198,000 through the sale of 1,800,000 units at a price of $ 0.11. Each unit consists of one share and one share purchase warrant exercisable @ $0.15 for 2 years. 120.000 of the units are flow through. The Company also issued 16,667 shares for a property option payment. 333,333 stock options expired.

In December 2003, the Company completed a brokered private placement with Canaccord Capital Corp. as agent of 4M units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through Units and consist of one share and one half of a share purchase Warrant. 1,333,333 units are non-flow through Units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of one year to purchase additional share at a price of $0.25 per share. The agent received a cash commission equal to 8% of the gross proceeds with agent warrants equal to 20% of the offering sold exercisable into a common share at $0.15 per share for a period of one year. The agent also received 100,000 shares as financing fee and an administration fee.

MESSINA MINERALS INC.

(formerly Mishisbishu Gold Corporation)

CORPORATE DATA

JANUARY 2, 2004

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: peter@messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	14,133,846
Escrow:	Nil
Options:	483,333
Warrants:	6,366,667

LISTINGS

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 14, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: MESSINA MINERALS LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification : 590815106/CA5908151064/COMMON
3. CUSIP/Class of Security entitled to vote : 590815106/CA5908151064/COMMON
4. Record Date for Notice : 09/01/2006
5. Record date for Voting : 09/01/2006
6. Beneficial Ownership determination date : 09/01/2006
7. Meeting Date : 16/02/2006
8. Meeting Location : Vancouver, BC

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 31, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: MESSINA MINERALS LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification : 590815106/CA5908151064/COMMON
3. CUSIP/Class of Security entitled to vote : 590815106/CA5908151064/COMMON
4. Record Date for Notice : 11/01/2005
5. Record date for Voting : 11/01/2005
6. Beneficial Ownership determination date : 11/01/2005
7. Meeting Date : 17/02/2005
8. Business : Non-Routine
9. Meeting Location : Vancouver

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401


Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 10, 2004

Dear Sirs: All applicable Exchanges and Commissions

Subject: MESSINA MINERALS LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 590815106/CA5908151064/COMMON
3.	CUSIP/Class of Security entitled to vote	: 590815106/CA5908151064/COMMON
4.	Record Date for Notice	: 11/01/2005
5.	Record date for Voting	: 11/01/2005
6.	Beneficial Ownership determination date	: 11/01/2005
7.	Meeting Date	: 17/02/2005
8.	Business	: Non-Routine
9.	Meeting Location	: Vancouver

Yours Truly

"Mariano Banting"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4479
Fax: 604.661.9401

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

December 23, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Messina Minerals Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 590815106
5.	Record Date for Notice	: January 13, 2004
6.	Record Date for Voting	: January 13, 2004
7.	Beneficial Ownership Determination Date	: January 13, 2004
8.	Meeting Date	: February 13, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax:604.683.3694



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 16, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Messina Minerals Inc.

We confirm that the following material was sent by pre-paid mail on January 16th, 2006 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual Meeting / Information Circular
B Proxy
C Financial Statement Request Form
D Annual Report 2005 including Message to Shareholders / Form 52-109F1 Certification of Annual Filings / Management's Discussion and Analysis / Financial Statements for the years ended September 30, 2005 and 2004
E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401


RECEIVED
2006 APR 12 A 11:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

January 18, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Messina Minerals Inc.

We confirm that the following material was sent by pre-paid mail on January 17th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual and Special Meeting / Information Circular
B Proxy
C Supplemental Mailing List Return Card
D Annual Report 2004 including Form 52-109FT1 Certification of Annual Filings during Transition Period / Message to Shareholders / Management's Discussion and Analysis / Financial Statements for the years ended September 30, 2004 and 2003
E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

January 16, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Messina Minerals Inc.

We confirm that the following material was sent by pre-paid mail on January 16th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting / Information Circular
- B Proxy
- C Supplemental Mailing List Return Card
- D 2003 Annual Report including Message to Shareholders / Quarterly and Year End Report BC Form 51-901F for the quarter ended September 30, 2003 / Financial Statements for the years ended September 30, 2003 and 2002 / Schedule B : Supplementary Information / Schedule C: Management Discussion and Analysis
- E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX venture EXCHANGE
TSX



PRESS RELEASE

February 27, 2006

Messina Minerals ("MMI") New Discovery of 12.1% Zinc Massive Sulphides at "Domino"

HIGHLIGHTS:

* Hole GA06-96 has intersected 10.58 meters of zinc-rich massive sulphides assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold, with a sub-interval of 3.63 meters assaying 0.5% copper, 7.4% lead, 12.1% zinc, 219 g/t silver and 1.4 g/t gold.
* This is a new target, "Domino". The interval is on section 3700E located 350 meters east of the eastern end of the Boomerang massive sulphide lens. The intersection is open up-dip, down dip, and along strike.
* The Domino target is possibly an 800 meter long gravity (density) anomaly now shown to contain massive sulphides extending approximately from 3100E to 3900E and parallel to and distinct from the Boomerang anomaly.
* The Boomerang gravity anomaly is 500 meters long, and drilling through 2005 has shown massive sulphides to correspond to at least 400 meters of this length that remains open to the west.

DOMINO MASSIVE SULPHIDE DISCOVERY

Messina Minerals Inc. ("MMI") has discovered a new zone containing massive sulphide zinc, lead, copper, silver, and gold mineralization at the Domino zone within the Tulks South Property located in central Newfoundland, Canada.

The second hole of the 2006 program, GA06-96 intersected a 10.58 meter interval of massive sulphides at a vertical depth of 475 meters on section 3700E. A 3.63 meter subinterval contains significant lead and zinc sulphides assaying 0.5% copper, 7.4% lead, 12.1% zinc, 219 g/t silver and 1.4 g/t gold, within a broader 10.58 meter interval assaying 0.5% copper, 5.5% lead, 7.3% zinc, 128 g/t silver and 1.0 g/t gold. The true thickness of the 10.58 meter massive sulphide is estimated to be 9.2 meters with an 82° (near vertical) dip. The intersection is open up-dip, down dip, and along strike.

GA06-96 is a step-out from GA06-95, the first of the drill program. GA06-95 intersected approximately 20 meters of stringer and semi-massive sulphides at a vertical depth of 550 meters on section 3800E, located 100 meters west of and 75 meters vertically below the intersection in GA06-96. The mineralization in GA06-95 is comprised primarily of pyrite.

In 1997 hole GA97-05 drilled on 3800E by a previous explorer intersected massive sulphides from 555.5m to 557.1m assaying 0.5% copper, 3.5% lead, 10.8% zinc, 103 g/t silver and 1.0 g/t gold over 1.6 meters length within a broader zone from 555.5m to 567.1m assaying 0.4% copper, 1.2% lead, 3.0% zinc, 85 g/t silver and 0.4 g/t gold

over 11.6 meters at a vertical depth of 515 meters. The intersection is interpreted to indicate the GA06-96 massive sulphide mineralization extends at least 100 meters along strike to the west and has a vertical component of at least 40 meters. The interval is coincident with a gravity (density) anomaly extending from approximately 3100E to 3900E, parallel to and distinct from the Boomerang gravity anomaly.

Two reference maps entitled "Photo Mosaic Plan Map of Boomerang, Domino, and Zinc Zone" and "Gravity Plan Map of Boomerang, Domino, and Zinc Zone" can be found at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps".

The 2006 exploration program underway on the Tulks South Property in central Newfoundland is budgeted to include a minimum of 15,000 meters of drilling with an anticipated minimum overall expenditure of $2.2 million.

Following Messina's 2004 high-grade base metal discovery at the Boomerang Prospect, continued drilling throughout 2005 has shown the Boomerang massive sulphide mineralization so far to have an average thickness of approximately 10 meters, a vertical height varying from approximately 60 meters to greater than 200 meters, and a strike length of approximately 400 meters measured between sections 3350E to 2950E.

Boomerang area mineralization is comparable to that mined from Buchans located 55 kilometers to the northeast. Buchans produced 16.2 million tonnes of sulphide ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold from five different ore lenses found within an area approximately 5 by 3 kilometers in size; possibly analogous to the area containing Messina's Boomerang, Zinc Zone, Baxter Pond, Pats Pond Brook and Domino massive sulphide targets.

The Company has extensive mineral land holdings totaling 260 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of feasibility costs to that point, or revert to a 2% net smelter return royalty.

Messina also invites you to attend the 2006 Prospectors and Developers Association of Canada Convention held at the Metro Toronto Convention Centre. Be sure to visit Messina at Booth #2310 in the Investors Exchange from March 5th to March 8th, and also to visit Messina's display of project results and drill core in the Core Shack March 7th and 8th. The Domino mineralization will be on display there.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX venture EXCHANGE

PRESS RELEASE

February 2, 2006

Messina Minerals ("MMI") 2006 Exploration and Drilling

Messina Minerals Inc. ("MMI") has commenced 2006 diamond drilling at the Boomerang Massive Sulphide discovery within the Tulks South Property located in central Newfoundland, Canada. The 2006 exploration program in central Newfoundland is expected to include a minimum of 15,000 meters of drilling with an anticipated minimum overall expenditure of $2.2 million.

Following Messina's 2004 high-grade base metal discovery at the Boomerang Prospect, continued drilling throughout 2005 has shown the Boomerang massive sulphide mineralization so far to have an average thickness of approximately 10 meters, a vertical height varying from approximately 60 meters to greater than 200 meters, and with a strike length of approximately 400 meters measured between section lines 3350E to 2950E.

Messina will focus on continued exploration within its Tulks South Property to test for:
a) extensions of the known Boomerang mineralization
b) additional lenses of Boomerang-style mineralization in close proximity to Boomerang
c) other Boomerang-type targets elsewhere on the property.

Boomerang mineralization is comparable to ore mined from Buchans located 55 kilometers to the northeast. Buchans produced 16.2 million tonnes of sulphide ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold from five different ore lenses found within an area approximately 5 by 3 kilometers in size; possibly analogous to the area containing Messina's Boomerang, Zinc Zone, Baxter Pond, Pats Pond Brook and Boomerang-Domino massive sulphide targets.

Drilling has begun at the Boomerang-Domino massive sulphide target. In 1997 hole GA97-05 drilled here by a previous explorer intersected massive sulphides from 555.5m to 557.1m assaying 0.5% copper, 3.5% lead, 10.8% zinc, 103 g/t silver and 1.0 g/t gold over 1.6 meters length within a broader zone from 555.5m to 567.1m assaying 0.4% copper, 1.2% lead, 3.0% zinc, 85 g/t silver and 0.4 g/t gold over 11.6 meters. The Boomerang-Domino target lies over 400 meters away to the northeast from the known Boomerang mineralization and may lie 75 meters stratigraphically beneath the Boomerang massive sulphide lens.

Drilling during 2006 will test the Zinc Zone target area that was shown by drilling in late 2005 to be the along-strike western continuation of the Boomerang geological sequence. The Zinc Zone target is comprised of a one kilometer long gravity (density) anomaly from 2600E to approximately 1600E with corresponding anomalous zinc-in-soils over a 400 meter portion of the gravity anomaly. Holes drilled in 2005 on section 2600E testing for the western extent of the Boomerang mineralized lens intersected massive and semi-massive pyrite zones. Drilling in 2006 will continue to test for extension of the Boomerang mineralization to the west of section 2600E.

Drilling is also expected to target the Tulks East A Zone during 2006, located 21 km northeast of Boomerang. One Messina drill hole TE05-86 intersected 9.65 meters massive sulphides grading 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver and 0.3 g/t gold at Tulks East A Zone (NR October 26, 2005). This represents the best interval drilled at the A Zone, and extends the A Zone 100 meters to 325 meters known length.

A 100 line kilometer grid was cut late in 2005 covering the area of the Tulks East massive sulphide prospect. A detailed gravity (density) survey has been completed over the entire grid which is expected to allow comparison of Boomerang to the Tulks East target area. Preliminary results indicate a strongly anomalous response at Tulks East. Final compiled results from the gravity survey are expected by April 2006 including a description of new targets generated by this survey.

A map showing the location of the various prospects within Messina's central Newfoundland properties is found at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps" by clicking *Messina Central Newfoundland Prospects Location*.

The Company has extensive mineral land holdings totaling 264 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of feasibility costs to that point, or revert to a 2% net smelter return royalty.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com


2005venture50
TSX

PRESS RELEASE

January 13, 2006

Messina Minerals Warrant Extension

Messina Minerals Inc. ("MMI") announces that the expiry date of 778,885 warrants exercisable at $1.60 per share and 137,834 warrants exercisable at $1.75 per share has been extended to February 16, 2007, subject to regulatory acceptance.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **December 20, 2005**

MESSINA MINERALS ("MMI") BOOMERANG DECEMBER DRILL RESULTS

Messina Minerals Inc. ("MMI") has completed and assayed eleven new drill holes on sections between 3050E and 2600E testing a 450 meter length of the western extension of the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. This drilling targeted the area between the end of the Boomerang gravity (density) anomaly at section 3000E and the beginning of the Zinc Zone gravity anomaly at 2600E, in addition to defining section heights on 3050E and 3000E.

Massive sulphides were newly intersected on section 2950E, extending the Boomerang strike length to 400 meters between 3350E and 2950E. Drilling targeted the height below surface the Boomerang mineralization is presumed to occur at; the Boomerang mineralization may also occur shallower or deeper than the Company's recent tests of sections reported here, and particularly between sections 2950E to 2600E.

Boomerang Drilling Results

Section 3050E
Hole GA05-79 intersected 14.0 meters of Boomerang massive sulphides (reported November 14, 2005.) Holes GA05-85 and GA05-88 drilled on Section 3050E also intersected high-grade massive sulphides, as tabulated below.

SECTION 3050E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-88	1154	-251	266.7	276.22	9.52	7.5	0.4	4.4	5.8	189	3.4
GA05-79*	1139	-266	284.5	298.5	14.0	10.8	0.7	5.5	7.7	179	4.0
GA05-85	1122	-283	307.2	310.9	3.7	2.7	0.5	4.8	13.5	115	1.5

(* Previously reported NR November 14, 2005)

Section 3000E
Hole GA05-83 intersected 10.65 meters of Boomerang massive sulphides (reported November 21, 2005.) Holes GA05-86 and GA05-89 were drilled on Section 3000E; hole GA05-89 intersected base metal-bearing massive sulphides as tabulated below.

SECTION 3000E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-83*	1145	-260	277.7	288.4	10.65	8.2	0.6	5.2	11.6	173	2.4
GA05-89	1126	-279	299.92	307.05	7.13	5.2	0.4	2.3	4.6	86	1.0
GA05-86	1102	-303					No significant assay				

(* Previously reported NR November 21, 2005)

Section 2950E
Hole GA05-90 and GA05-94 (the last of the 2005 program) each intersected significant thicknesses of Boomerang massive sulphides with low but significant quantities of base and precious metals as tabulated below. These intersections extend the Boomerang massive sulphide in strike length to 400 meters.

SECTION 2950E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-94	1144	-261	280.90	287.25	6.35	4.9	0.2	0.9	1.0	61	1.0
GA05-90	1132	-273	297.15	302.90	5.72	4.3	0.2	2.6	3.2	112	1.5

Sections 2900E to 2600E
A total of six holes were drilled in the 300 meter interval from 2900E to 2600E sections; one on 2900E, two on 2800E, and three on 2600E. All holes intersected pyritic massive and semi-massive sulphides hosted by black chert that is a signature of the Boomerang horizon. This type of signature mineralization occurs in close proximity to high-grade mineralization in the heart of the Boomerang mineralized zone. Drilling has shown that the "Boomerang" anomaly (section 3400E to 3000E) continues through and merges with the "Zinc Zone" anomaly (section 2600E to 1600E) and that these two (formerly) distinct targets are one and the same.

Drilling targeted the height below surface the Boomerang mineralization is presumed to occur at; the Boomerang mineralization may occur shallower or deeper than the Company's recent tests of the sections from 2950E to 2600E as the mineralization is affected by both folding and faulting. Re-logging programs over the winter will concentrate on better understanding these structures in order to target possible fault or fold repetitions of the Boomerang mineralization within the Zinc Zone stratigraphy.

The 2005 drilling program is now complete. One drill is expected to resume testing the Boomerang area in the New Year; this drill has been pre-positioned to enable resumption of drilling without undue weather delay and without the necessity of plowing snow-covered roads. Two other drills will undergo necessary servicing and are anticipated to resume drilling in March 2006 subject to weather conditions.

The Company has also received a report summarizing 2005 exploration efforts on the Lloyd's River property option (see News Release March 16, 2005). Work undertaken failed to discover the source of a massive sulphide boulder and the report recommends no additional work be undertaken here. Consequently, the Company has terminated its option to acquire the Lloyd's River property.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


TSX venture
EXCHANGE
TSX

NEWS RELEASE **December 6, 2005**

Messina Minerals Inc. Named To 2005 TSX VENTURE 50

Messina Minerals Inc. was today named to the 2005 TSX Venture 50™, the first ever ranking of Canada's top emerging public companies listed on TSX Venture Exchange.

The TSX Venture 50 are the top 10 companies in each of five major industry sectors – mining, oil & gas, technology, life science and diversified industries – based on a ranking formula with equal weighting given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume. All data was as of August 31, 2005.

"Being named to the TSX Venture 50 is a tremendous recognition for our accomplishments and a significant milestone as a company" said Peter Tallman, President and CEO of Messina Minerals Inc.

Mr. Tallman has guided Messina's successful base and precious metal exploration program in the historic Buchans mining area of Newfoundland, where drilling continues to outline the economic potential for the newly discovered "Boomerang" lens of massive sulphide (zinc, lead, copper, gold and silver) mineralization.

On behalf of the Board of Messina Minerals Inc.

"Gary McDonald"

C.F.O. and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **November 21, 2005**

MESSINA MINERALS ("MMI") BOOMERANG HITS 17.4% BASE METALS, 2.4 g/t GOLD OVER 10.65 METERS ON ANOTHER 50 M STEP-OUT

Highlights

* Boomerang drill hole GA05-83 intersected 10.65 meters massive sulphides grading 2.4 g/t gold, 173 g/t silver, with 11.6% zinc, 5.2% lead, and 0.6% copper on section 3000E which is a new 50 meter step-out to the west from the last reported Boomerang mineralization on section 3050E. A notable 3.15 meter subinterval contained 22.6% zinc, 8.5% lead, and 0.6% copper with 2.1 g/t gold and 228 g/t silver.

* Boomerang high-grade massive sulphides now extend from sections 3350E to 3000E for a strike length distance of 350 meters. The length of the Boomerang mineralization has expanded by 100 meters in the past week.

Boomerang Drilling Results

Messina Minerals Inc. has received assay results from one drill hole testing section 3000E as a new 50 meter step-out from known mineralization at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

The first hole drilled on section 3000E, GA05-83, intersected 10.65 meters massive sulphides (8.2 meters true width) grading 11.6% zinc, 5.2% lead, 0.6% copper, 173 g/t silver and 2.4 g/t gold. A notable 3.15 meter subsection cited in "Highlights" assayed very high grade zinc (22.6% Zn) and 32% combined base metals over this interval.

This intersection on 3000E is a new 50 meter step-out to the west from the previous westernmost mineralization on section 3000E (NR November 14, 2005). Boomerang high-grade massive sulphides now extend from 3350E to 3000E along a strike length distance of 350 meters.

Ongoing Exploration Drilling Update: Big Step Outs To West

Drill holes on sections 2800E and 2600E, 200 and 400 meters to the west respectively from the new intersection in GA05-83 have been targeted to intersect the Boomerang stratigraphic sequence and results are anticipated shortly. Additional drilling will continue to test sections between 3050E and 2800E for the balance of the current drilling season as weather allows.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **November 14, 2005**

MESSINA MINERALS ("MMI") BOOMERANG HITS 19% BASE METALS, 5.6 g/t GOLD OVER 6.7 METERS ON 50 M STEP-OUT

Highlights

Significant highlights from the on-going exploration program include:
* Boomerang drill hole GA05-79 intersected 14.0 meters massive sulphides grading 4.0 g/t gold, 179 g/t silver, with 7.7% zinc, 5.5% lead, and 0.7% copper on section 3050E which is a new 50 meter step-out to the west from the last reported Boomerang mineralization on section 3100E. A notable 4 meter subinterval contained 8.5 g/t gold, 239 g/t silver with 13.5% combined base metals.

* Boomerang high-grade massive sulphides are now known to extend from sections 3350E to 3050E for a strike length distance of 300 meters.

Boomerang Drilling Results

Messina Minerals Inc. has received assay results from six drill holes from sections 3050E and 3400E from drilling during October 8 to November 14 at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

The first hole drilled on section 3050E, GA05-79 has been completed which intersected 14.0 meters massive sulphides (10.8 meters true width) grading 7.7% zinc, 5.5% lead, 0.7% copper, 179 g/t silver and 4.0 g/t gold. A 6.7 meter subinterval assayed 10.7% zinc, 7.4% lead, 0.9% copper, 227 g/t silver and 5.6 g/t gold which includes the notable 4 meter interval cited in "Highlights" which assayed 8.5 g/t gold plus base metals and silver. Individual assay intervals for GA05-79 are posted on the company's website.

This intersection on 3050E is a new 50 meter step-out to the west from the previous westernmost mineralization on section 3100E (NR August 8, 2005). Boomerang high-grade massive sulphides are now known to extend from 3350E to 3050E along a strike length distance of 300 meters.

A total of five drill holes on section 3400E returned anomalous but not significant assays at the Boomerang zone on this section. Section 3400E is a 50 meter step-out to the east of the last reported Boomerang mineralization on section 3350E (NR August 31, 2005) which did intersect significant mineralization.

Other Drilling Results and Update

The drill program during the period September and early October tested other geological targets and areas that required assessment expenditures within Messina's extensive property holdings. Targets tested included the Long Lake property Lucky Gnome showing, the Costigan Lake property Three-Fives showing, and a regional program on the Tulks South property testing Baxter Pond, the eastern deep extension of Boomerang, and Tulks East. A total of 11 holes successfully intersected alteration and generated new geological targets for additional follow-up, but with no significant assay results. One additional hole, TE05-86 at Tulks East intersected significant mineralization and has been reported (news release October 26, 2005).

All three drills have been returned to test the western extension of the Boomerang discovery and will continue to drill there until the Christmas break. Drilling is underway simultaneously testing sections 3000E, 2800E, and 2600E.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


RECEIVED
2006 APR 12 A 11:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE **OCTOBER 27, 2005**

MESSINA MINERALS ("MMI") DRILLING DISCOVERS ZINC MASSIVE SULPHIDES AT TULKS EAST "A ZONE"

Highlights

Significant highlights from the on-going exploration program include:
* Drill hole TE05-86 intersected 9.65 meters massive sulphides grading 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver and 0.3 g/t gold at Tulks East A Zone. This represents the best interval drilled at the A Zone, and extends the A Zone 100 meters to 325 meters known length. Approximately 1,000 meters of gravity (density) anomaly associated with the A Zone remains to be tested. Tulks East is located 21 km northeast of Boomerang.

* A new discovery of massive sulphides in outcrop has been made at "Middle Tulks" located 3.5 kilometers to the southwest of Tulks East and approximately 17 kilometers northwest of Boomerang. Massive sulphide is exposed over a one meter width and returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. A nearby boulder assayed 5.6% copper and 0.9% zinc.

* Drilling update: one drill continues to test Boomerang section 3400E; one drill is testing the Zinc Zone target which is the along strike continuation of Boomerang and is situated 500 meters to the southwest of Boomerang: one drill continues to test Tulks East A Zone. Assays from Boomerang and Zinc Zone drilling are pending. Zinc Zone assays are expected within one week; Boomerang drill results will be reported upon completion of section 3400E.

Tulks East A Zone Discovery

Messina Minerals Inc. has discovered massive sulphide mineralization containing zinc, copper and lead sulphides at the Tulks East "A Zone" on the Tulks South Property located in central Newfoundland. The discovery is an extension of a known prospect containing massive pyrite. Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

Hole TE05-86, the first of the 2005 Tulks East drill program, **has intersected a 9.65 meter subinterval of massive sulphides from 338.45 to 348.1 meters which assays 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver, and 0.3 g/t gold.** This occurs within a 22.25 meter interval of massive sulphide mineralization from 338.45 to 360.7 meters at a vertical depth of approximately 260 meters. The true thickness of the 22.25 meter massive sulphide is estimated to be 18 meters with an 80° (near vertical) dip.

TE05-86 is a 100 meter step-out to the northeast from hole TE99-04 (drilled by a past explorer) which intersected 30.5 meters of massive sulphides with a 7.0 meter subinterval containing 5.1% zinc and 0.3% copper. The A Zone was discovered in the late 1970's and tested along a 225 meter length prior to hole TE05-86. The distribution of zinc and copper within the A Zone exhibits zonation. Holes contain pyrite with low base metals to the southwest; the amount of metals and particularly zinc generally increases to the northeast. The Company has interpreted this metal increase to be consistent with classic zonation models in volcanic-hosted massive sulphide deposits.

The A Zone is now extended to 325 meters in length. The maximum thickness of the massive sulphide lens approximates 25 meters true thickness and has considerable tonnage potential; particularly so if metal grades continue to increase to the northeast. A 1980's vintage gravity (density) survey indicates an anomaly 1,300 meters in length. The anomaly continues for 1,000 meters beyond TE05-86 and is open for drill testing. The Company is completing 100 line kilometers of linecutting starting at Tulks East. A gravity survey is in progress; partial results indicate a density anomaly coincident with the Tulks East A Zone however the full extent remains to be surveyed.

Messina in 2004 targeted massive sulphides at the Tulks East B Zone lens (see News Release October 6, 2004) which returned positive results. The B Zone is a parallel lens situated 10 meters above the A Zone.

Middle Tulks Prospecting Discovery

The Company's prospectors have discovered a new zone of outcropping massive sulphides in the Middle Tulks area of the Tulks South Property, located 17 kilometers northeast of the Boomerang discovery and approximately 3,500 meters southwest along strike from the Tulks East prospect. The Middle Tulks sulphide zone was exposed over a one meter width and is comprised primarily of pyrite with visible zinc-sulphides (sphalerite). One sample returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. Two large 500 pound boulders of pyritic massive sulphides and one smaller boulder assaying **5.6% copper and 0.9% zinc** have been located nearby and are considered to be close to their primary source and related to the new outcrop discovery. In addition, an associated and distinctive zone of massive chlorite-pyrite footwall alteration zone has been recognized (the plumbing system) and traced over 600 meters along strike. Drill targets will be identified here upon completion of the gravity survey.

DRILLING UPDATE

Three drills are presently working. Drilling is continuing at the Boomerang discovery. One drill is testing section 3400E; a 50 meter step-out to the east from section 3350E. One drill is testing the "Zinc Zone" target located 500 meters to the southwest which is the along-strike continuation of the Boomerang mineralized horizon. One drill continues to test the Tulks East A Zone. Assay results from core samples of Zinc Zone and Boomerang are expected shortly. A full description of these and other completed programs will be released upon receipt of all assay results.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if >10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.





Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **AUGUST 31, 2005**

MESSINA ("MMI") BOOMERANG DRILLING EXTENDS HEIGHT OF MINERALIZATION ON SECTIONS 3250E AND 3350E; TRACES BOOMERANG STRATIGRAPHY 6.5 KM

Highlights
Significant highlights from the on-going drill program include:
* Mineralization on section 3350E has been extended up dip 30 meters and now totals an estimated 160 meters of height.
* Mineralization on section 3250E has been extended up dip 46 meters and now totals an estimated 170 meters of height.
* Drill hole GA05-66 on 3350E intersected 5.7 meters massive sulphides grading 14.9% zinc, 0.6% copper, 2.5% lead, 67 g/t silver and 0.7 g/t gold.
* Drill hole GA05-62 on 3350E intersected 3.8 meters massive sulphides grading 11.2% zinc, 0.7% copper, 2.2% lead, 97 g/t silver and 1.1 g/t gold.
* Drill results confirm potential for expansion of mineralization up-dip on adjoining sections, as well as along strike to the east and west.
* Surface mapping extends the Boomerang target horizon to 6.5 kilometers strike length; locates massive sulphide occurrences on surface.

Boomerang Drilling Results
Messina Minerals Inc. has received assay results from eleven drill holes on sections 3250E and 3350E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. These holes were drilled to test up-dip for zinc mineralization closer to surface following the intersections of zinc in holes drilled on section 3300E. All holes drilled on each of the sections are reported here including previous results; new results are marked with an asterisk (*).

Table 1: Section 3350E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-59*	1325	-80					No significant assay				
GA05-56*	1289	-116	131.45	132.45	1.0	0.8	1.9	4.8	5.4	164	3.6
GA05-64*	1238	-167					No significant assay				
GA05-62*	1207	-198	218.5	222.3	3.8	3.2	0.7	2.2	11.2	97	1.1
GA05-36	1177	-228	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
GA05-33	1163	-242	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
GA05-66*	1136	-269	308.5	314.2	5.7	4.8	0.6	2.5	14.9	67	0.7
GA05-31	1104	-301	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	1091	-314	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	1051	-354	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

Table 2: Section 3250E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-53*	1314	-91					No significant assay				
GA05-51*	1303	-102					No significant assay				
GA05-63*	1257	-148					No significant assay				
GA05-61*	1218	-187	204.0	209.9	5.9	5.0	0.4	3.0	3.5	94	2.8
GA05-58*	1194	-211	221.75	231.25	9.5	8.1	0.4	2.0	4.0	73	1.4
GA05-32	1172	-233	259.4	277.7	18.3	14.4	0.5	3.3	5.2	115.3	2.5
GA05-25	1137	-268	274.0	302.9	28.9	20.9	0.5	1.8	6.6	80.2	0.8
GA05-30	1099	-306	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84.2	1.0
GA05-65*	1061	-344					No significant assay				

The Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The height of mineralization intersected on three sections has been estimated to be 160 meters, 325 meters, and 170 meters respectively on 3350E, 3300E, and 3250E. The Boomerang zone remains open to the west, remains open up-dip and down-dip on other sections, and remains open to the east for 150 meters. Three drills are currently operating; two drills are continuing to test the Boomerang discovery and a third is targeting the Boomerang horizon along strike to confirm the presence of the Boomerang stratigraphy (see discussion below).

Boomerang Surface Results

New geological mapping, new magnetic surveying, new soil surveying, and re-interpretation of HLEM and gravity geophysical surveying have indicated the presence of Boomerang horizon stratigraphy, alteration, mineralization, and corresponding geophysical signature over a total length so far of 6.5 kilometers including the 250 meters of known length of Boomerang mineralization.

Within this 6.5 kilometer target horizon, the "Zinc Zone" is a kilometer long anomaly which lies 1.5 to 2.5 km along strike west of the Boomerang. The Zinc Zone is identified by a gravity anomaly comparable to the gravity anomaly coincident with Boomerang, with an HLEM response similar to that over Boomerang, coincident highly anomalous zinc- and copper-in-soils over a 500 meter surface length, and geology consistent with the Boomerang stratigraphic sequence.

Mapping in "Pat's Pond Brook" has relocated an occurrence of massive sulphide comprised of 0.4 meter thick pyrite located 3.5 km west of the Boomerang. Mapping has identified this showing to be within the Boomerang discovery stratigraphic sequence and alteration.

Previous work had identified the "Baxter Pond" area as having extensive volcanogenic alteration and mineralization. Prospecting and mapping by Messina have potentially traced the Boomerang stratigraphic sequence from around section 4200E across a late fault with a 1 kilometer displacement to the Baxter Pond area, and potentially identified the Boomerang stratigraphic horizon there. Gravity and HLEM geophysical surveys are consistent with this interpretation. Re-mapping of a trench dug in the mid-1980's has identified massive sulphides containing sphalerite in outcrop within the interpreted 'Boomerang mineralized horizon'. Three grab samples of massive sulphide mineralization all assayed between 5.3% to 6.9% zinc. This mineralization extends the potential Boomerang horizon for an additional 2 km to the east along strike, and opens a new area that has not been targeted previously.

A geological map of the local area will be available on the Company's website at www.messinaminerals.com under the "Projects" ... "Tulks South Property" ... "Boomerang" section, along with other geological reference material.

The 2005 exploration program at Boomerang began in February and has been expanded to include a minimum 22,000 meter diamond drill program expected to continue into the late fall.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Falconbridge Limited (formerly Noranda Inc.). The agreement allows Falconbridge to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Falconbridge may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


RECEIVED
2006 APR 12 A 11: 05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE **AUGUST 8, 2005**

MESSINA ("MMI") BOOMERANG DRILLING INTERSECTS 29% COMBINED BASE METALS, 445 g/t SILVER, 5.7 g/t GOLD OVER 2.95m

Messina Minerals Inc. has received assay results from drill hole GA05-60 on section 3100E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

Hole GA05-60 intersected spectacular base metal-bearing sulphide mineralization, particularly within the 2.95 meter subinterval from 299.0 to 301.95 meters containing 29% combined base metals which is the highest concentration of any hole drilled to date at Boomerang. Previously the best base metal-bearing interval was in hole GA05-16 drilled in February on section 3300E which contained 26% combined base metals. Importantly the gold and silver contents have increased significantly as drilling has progressed to the west, reflected by example from comparing the concentrations within the high-grade subinterval in GA05-60 of 5.7 g/t gold and 445 g/t silver versus 0.8 g/t gold and 159 g/t silver over the subinterval in GA05-16 two hundred meters away along strike.

Hole GA05-60 on section 3100E intersected a total of 16.6 meters of massive sulphides (13.0 meter true thickness) with an average grade of 12.4% combined base metals with 3.6 g/t gold and 180 g/t silver. A total of five holes have been completed on this section and results from each hole are summarized in Table 1, including those reported August 2, 2005.

Table 1: Section 3100E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			296.7	303.35	6.65	5.2	0.9	8.1	11.9	288	4.9
including			299.0	301.95	2.95	2.4	1.3	11.8	16.2	445	5.7
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The zone remains open to the west, remains open up-dip and down-dip on most sections, and remains open to the east for 150 meters.

As stated previously (August 2, 2005), another eight additional holes have been completed on sections 3250E and 3350E; another two are currently in progress on these sections. Assays from these holes are pending and will be reported when received.

The individual assay and sample interval data sheet for hole GA05-60 will be available on the Company's website at www.messinaminerals.com under the "Tulks South Property" ... "Boomerang" section, along with other geological reference material. Similar assay/interval information for hole GA05-16 is already posted there.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508
Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **AUGUST 2, 2005**

MESSINA ("MMI") EXTENDS BOOMERANG HIGH-GRADE ANOTHER 50 m WEST

Messina Minerals Inc. has received assay results from eight of nine new drill holes on sections 3100E and 3150E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

Another eight additional holes have been completed on sections 3250E and 3350E; another two are currently in progress on these sections. Assays from these holes are pending and will be reported when received.

Boomerang high-grade base metal mineralization has now been intersected over a strike length of 250 meters between sections 3100E to 3350E. The zone remains open to the west, remains open up-dip and down-dip on most sections, and remains open to the east for 150 meters.

Five new holes were drilled on section 3100E, a 50 meter step-out to the west of high-grade mineralization intersected in one hole GA05-43 on section 3150E reported June 22, 2005. Drilling on section 3100E has encountered high-grade massive sulphide mineralization. These results confirm that the Boomerang massive sulphide has a minimum strike length of 250 meters and remains open to the west. Results from each hole on section 3100E are shown in Table 1. Hole GA05-60 intersected approximately 18 meters of massive sulphide mineralization for which assays are pending.

Table 1: Section 3100E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.0	307.0	18.0	14.0	Boomerang massive sulphide: assay pending				
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Four new holes were drilled on section 3150E, a 50 meter step-out to the west of high-grade mineralization intersected on 3200E reported previously (NR June 22, 2005). These holes were drilled above and below GA05-43 which was also reported previously (NR June 22, 2005). Three of four new holes hit massive sulphides containing base metal mineralization. Results from each hole on section 3150E are shown in Table 2.

Table 2: Section 3150E Assay Results

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-57	1165	-240	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	1157	-248	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	1106	-299	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	1058	-347				No sig assay					

A cross-section map of geology on section 3150E is included with this news release and is also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section, along with other geological reference material. Cross-section of 3100E geology will be available when all results are received.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



MESSINA MINERALS
Marker Agglomerate
Marker Agglomerate
GA-05-57 - 1.5 M @ 0.3% Cu, 2.8% Pb, 4.6% Zn, 143 g/t Ag & 0.4 g/t Au
GA-05-52 - 7.9 M @ 0.7% Cu, 6.0% Pb, 6.9% Zn, 206 g/t Ag & 4.1 g/t Au
GA-05-43 - 23.2 M @ 0.6% Cu, 4.4% Pb, 10.4% Zn, 164 g/t Ag & 3.0 g/t Au
Hanging Wall Sequence
GA-05-47 - 8.35 M @ 0.4% Cu, 1.8% Pb, 6.1% Zn, 74 g/t Ag & 1.1 g/t Au
Hanging Wall Sequence
Footwall Sequence
Messina Minerals Inc.
Boomerang
Section 3150 East



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
TSX Venture Exchange: MMI

NEWS RELEASE **JUNE 22, 2005**

MESSINA ("MMI") REPORTS BOOMERANG DRILL RESULTS; EXTENDS HIGH GRADE ZINC 100 METERS TO WEST

Messina Minerals Inc. has received assay results from drill holes on sections 3150E, 3200E, and 3500E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland.

Three holes were drilled on section 3500E, a 150 meter step-out test to the east of mineralization intersected on 3350E reported previously (NR May 12, 2005). These holes intersected thin sulphide muds at the Boomerang target horizon with no significant assays. The base metal-bearing part of the Boomerang massive sulphide system is interpreted not to persist this far east. Drilling is still required to test the eastern extent of the Boomerang horizon which remains open between 3350E and 3500E.

Four new holes were drilled on section 3200E, a 50 meter step-out to the west of high-grade mineralization intersected on 3250E reported previously (NR April 27, 2005). These holes were drilled below hole GA04-10 (completed in December 2004). All new holes hit massive sulphides containing base metal mineralization, including a 14.0 meter (true thickness) interval of 17.2% combined base metals with 253 g/t silver and 4.0 g/t gold in GA05-41. Results from each hole are shown in Table 1.

Table 1: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3200E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA04-10*	1185	-220	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	1161	-244	272.4	292.5	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	1123	-282	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	1087	-318	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	1011	-394	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

* *GA04-10 completed in December of 2004 and previously reported.*

One hole has been completed so far on section 3150E. Hole GA05-43 intersected 23.2 meters (18.0 meters true width) of high-grade mineralization containing 15.4% combined base metals with 164 g/t silver and 3.0 g/t gold. A 10.4 meter (true thickness) subinterval in GA05-43 assayed 0.9% copper, 6.1% lead, 16.2% zinc, 233 g/t silver, and 3.8 g/t gold. Results from GA05-43 are shown in Table 2.

Table 2: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3150E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0

A vertical longitudinal section showing intersections on 3150E, 3200E, 3250E, 3300E, 3350E and 3500E of the Boomerang horizon, and a cross-section map of geology on section 3200E is included with this news release and is also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section for reference.

Key features of results of Boomerang from sections 3200E, 3250E, 3300E, 3350E and 3500E:

- the Boomerang massive sulphide has been intersected over 200 meters of strike length (from 3350E to 3150E), and over 400 meters of height (from 100 meters depth to 500 meters depth on L3300E). The mineralization remains open to the west, up- and down-dip, and for 150 meters to the east.
- as currently interpreted, the Boomerang massive sulphide mineralization is thickening to the west and is increasing to the west in overall grade; and increasing particularly in lead, silver, and gold.

Drilling is halted as of Wednesday night for a scheduled break and will resume Monday June 27th. Road repairs delayed the upgrade and expansion of the drill camp necessary to house the planned third drill crew. The third crew is now expected to arrive next week.

This third rig will begin by testing the near-surface extents of mineralization on sections 3250E and 3350E. The first and second drill rigs will continue to drill step-out holes along strike to the west on sections 3150E and 3100E.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

The Company is not proceeding with the non-brokered flow-through financing announced June 6, 2005.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's Reported June 22, 2005
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
GA05-44
GA05-42
GA05-40
GA04-10
GA05-41
GA05-43
GA05-39
GA05-37
GA05-38
THICKER
ZINC-RICH
ZONE
OPEN
OPEN
OPEN
TARGET
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Updated June 22, 2005


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's Reported June 22, 2005
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
0.7% (5.5)
9.3% (14.0)
10.4% (18.0)
10.7% (5.5)
9.3% (3.5)
1.9% (3.0)
THICKER
ZINC-RICH
ZONE
OPEN
OPEN
OPEN
TARGET
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Zinc % (True Thickness - meters)
Updated June 22, 2005


NW
BOOMERANG DEPOSIT CROSS SECTION 3200E
SE
1400m
1200m
1000m
BOOMERANG ZONE
12800N
12600N
LEGEND
MAFIC SILL / DYKE
FELSIC SILL / DYKE
FELSIC FLOWS
UNSEPARATED MAFIC AND FELSIC FLOWS (LOCAL TUFFS)
FELSIC TUFFS (LOCAL SEDIMENTS AND MINERALIZATION
MINERALIZED FELSIC TUFFS AND SEDIMENTS (ARG, BLK CHERT, PY MUD)
MASSIVE (>50%) TO SEMI-MASSIVE (>25%) ORE GRADE TO PYRITIC SULPHIDES
ALTERED FOOTWALL FELSIC TUFFS (LOCAL FLOWS)
Note: All units (except some mafic sills) are variably altered and mineralized.
Interpretation
June 21, 2005



MESSINA MINERALS INC.

NEWS RELEASE **JUNE 6, 2005**

Messina Minerals announces that it has arranged a non-brokered private placement of up to 312,500 units of its securities. The units will be flow-through units at a price of $1.60 per unit for gross proceeds of up to $500,000. Each flow-through unit will be comprised of one common share and one common share purchase warrant entitling the holder to purchase one additional share at a price of $1.75 for a period of one year. Warrants may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Flow-through units will convey income tax benefits to the purchasers and proceeds of the placement will be used to fund exploration programs on the Company's Newfoundland properties.

The Company also announces that it has granted 500,000 incentive stock options to certain employees, directors and/or consultants at a price of $1.60 per share, exercisable for a period of two years.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX.V: MMI



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.
RECEIVED
APR 12 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE **MAY 12, 2005**

MESSINA ("MMI") REPORTS NEW BOOMERANG RESULTS; INCLUDES 5.45m OF 17.4% ZINC

Messina Minerals Inc. has received assay results from five drill holes on section 3350E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. All holes were drilled on section 3350E located 50 meters east of the discovery section 3300E, and 100 meters east of section 3250E reported previously (NR April 1, 2005 and April 27, 2005 respectively).

All five drill holes intersected Boomerang massive sulphide mineralization containing copper, lead, zinc, silver, and gold, as reported in Table 1. The Boomerang is comprised of a "thicker zinc-rich zone" within a broader zone of zinc mineralization which contains gold and silver mineralization. The "thicker zinc-rich zone" was intersected in holes GA05-33 and GA05-36 reported below.

Table 1: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3350E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-36	1177	-228	280.05	285.7	5.65	4.8	0.7	2.0	5.8	25	0.1
incl			283.25	285.7	2.45	2.1	1.0	4.2	10.8	47	0.1
GA05-33	1163	-242	281.4	293.5	12.1	9.7	0.5	1.8	8.5	59	0.4
incl			288.05	293.5	5.45	4.4	0.7	3.6	17.4	111	0.7
GA05-31	1104	-301	333.7	341.0	7.3	5.5	0.4	0.3	1.8	10	0.1
GA05-27	1091	-314	332.7	334.5	1.8	1.3	0.7	6.2	14.9	202	1.7
GA05-24	1051	-354	369.8	371.2	1.4	0.9	1.4	3.3	5.0	411	0.8

Two maps are included with this news release and are also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section for reference. The first is "Boomerang Vertical Longitudinal: Hole ID's" which shows the location of all holes drilled. The second is "Boomerang Vertical Longitudinal: Zinc % (True Thickness – meters) which shows the zinc grades and true thickness of mineralization in each hole. The maps also locate the "thicker zinc-rich zone".

Key features of results from sections 3250E, 3300E, and 3350E:

- seventeen of eighteen holes drilled by Messina to date at Boomerang (since December 2004) have hit massive sulphides;
- eight holes define a "thicker zinc-rich zone" (see Vertical Longitudinal maps attached); this zone is distinguished by consistent high-grade zinc with copper, lead, gold and silver.
- sectional drilling indicates good lateral and depth continuity of this "thicker zinc-rich zone" over the 100 meter length tested so far;
- the true thickness of the "thicker zinc-rich zone" ranges from 4.2 to 20.9 meters

- the thicker, high-grade portion of the Boomerang massive sulphide mineralization is open in all directions, and is interpreted to be associated with a 500+ meter long gravity (density) anomaly;
- the massive sulphide is zoned, with potential for a near-surface gold-bearing subzone (e.g. hole GA05-22) that has not been tested on sections 3250E or 3350E;
- parallel zones of nearby mineralization, such as the BCT massive sulphide (reported previously NR April 1, 2005), are thicker nearer to surface and therefore have not been tested yet on sections 3250E or 3350E;
- the massive sulphide mineralization in hole GA97-05 on section 3800E, 500 meters to the northeast of Boomerang, is now interpreted to be a separate target within the Boomerang mineralized system; this hole intersected 0.5% copper, 2.6% lead, 7.4% zinc, 77 g/t silver, and 0.7 g/t gold over 2.0 meters true thickness plus just below this level the hole intersected 133 g/t silver with 0.4 g/t gold over 7.2 meters true thickness. This area remains to be tested by additional drilling.

Messina proposes to spend $2 million on exploration around the Boomerang massive sulphide discovery for the period May through December 2005; expenditures to be comprised predominantly of diamond drilling and related costs. This work is planned to test the along-strike continuation of the Boomerang mineralization with the objective of outlining greater than a 5 million tonne resource. The Company has sufficient working capital of approximately $3.8 million cash on hand. Work in May includes upgrading the on-site camp facilities and core handling infrastructure, and continued diamond drilling.

A third drill rig is planned to be mobilized to Boomerang following the May 24th weekend, once camp facilities are in place. This third rig will begin by testing the near-surface extents of mineralization on sections 3250E and 3350E. The first and second drill rigs will continue to drill step-out holes along strike to the west and east.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's Newfoundland properties and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
GA05-23
GP93-03
GA96-04
GA96-03
GA05-22
GA95-01
GA05-12
GA05-20
GA04-11
GA05-15
GA04-10
GA05-36
GA05-32
GA05-33
GA97-08
GA05-25
GA05-31
GA05-30
GA05-27
GA97-06
GA05-16
GA05-24
GA05-19
GA05-21
GA97-05
THICKER
ZINC-RICH
ZONE
OPEN
OPEN
OPEN
TARGET
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Hole ID (eg GA04-11)
Updated May 11, 2005



Messina Minerals Inc.
Boomerang Vertical Longitudinal
Hole ID's
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
2.8% (12.7)
9.6% (9.5)
1.9% (10.2)
13.6% (9.2)
1.7% (7.5)
0.7% (5.5)
5.8% (4.8)
5.2% (14.4)
17.4% (4.4)
6.6% (20.9)
11.0% (4.4)
1.8% (5.2)
14.9% (1.3)
18.3% (4.2)
5.0% (0.8)
3.3% (3.8)
3.9% (0.5)
14.2 (0.2)
7.4% (2.0)
THICKER
ZINC-RICH
ZONE
OPEN
OPEN
OPEN
TARGET
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key
Zinc % (True Thickness - meters)
Updated May 11, 2005



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


RECEIVED
2005 APR 12 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE **APRIL 27, 2005**

MESSINA ("MMI") BOOMERANG DRILLING HITS MASSIVE SULPHIDES ON 50 METER STEP-OUT

Messina Minerals Inc. has received assay results from three drill holes on section 3250E at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. Holes GA05-25, GA05-30, and GA05-32 were drilled on section 3250E located 50 meters west of the discovery section 3300E reported previously.

All three drill holes intersected Boomerang massive sulphide mineralization containing copper, lead, zinc, silver, and gold with comparable grades and over comparable widths to those discovered on 3300E. The Boomerang massive sulphide has been intersected over a vertical distance of 73 meters and remains open for expansion up-dip and down-dip.

Individual holes have intersected multiple horizons of zinc-rich massive sulphides. The assay intervals reported in Table 1 reflect the high-grade core of the Boomerang zone as one interval, as well as the broader zone of mineralization as the longer interval. These broader intervals of metal-bearing mineralization will ultimately be used to determine the volume and hence tonnage.

Table 1: Core Intervals, Assays, and True Thickness of Massive Sulphides on 3250E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-32	1172	-233	265.6	273.2	7.6	5.3	0.9	6.2	8.9	196	4.3
			259.4	277.7	18.3	14.4	0.5	3.3	5.2	115	2.5
GA05-25	1137	-268	290.9	298.1	7.2	5.3	1.1	5.0	14.5	200	1.9
			274.0	302.9	28.9	20.9	0.5	1.8	6.6	80	0.8
GA05-30	1099	-306	330.0	335.3	5.3	4.4	0.4	2.8	11.0	84	1.0

The results from 3250E confirm that the massive sulphides containing copper, lead, zinc, silver, and gold are continuous over at least 50 meters of strike length and the higher grade portion of the massive sulphide lens also has lateral continuity.

A vertical longitudinal section showing intersections on 3250E and 3300E of the Boomerang horizon is included with this news release. A geology cross-section for each of 3250E and 3300E is included with this news release. All maps are also available on the Company's website at www.messinaminerals.com under "Tulks South Property" ... "Boomerang" section for reference.

Drilling on section 3250E is planned to resume in late May or in June 2005 to further delineate the up-dip and down-dip extent of the mineralization. Drilling is continuing on section 3350E and results will be reported from this section when drilling, logging, and assaying is completed. As of April 26th, Messina has completed more than 6,300 meters of diamond drilling from January 2005.
All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


NW
BOOMERANG DEPOSIT CROSS SECTION 3300E
SE
BARITE ZONE
1400m
BOOMERANG ZONE
B.C.T. ZONE
1200m
12800N
1000m
LEGEND
MAFIC SILL / DYKE
FELSIC SILL / DYKE
UNSEPARATED MAFIC AND FELSIC FLOWS (LOCAL TUFFS)
FELSIC TUFFS (LOCAL SEDIMENTS AND MINERALIZATION
MINERALIZED FELSIC TUFFS AND SEDIMENTS (ARG. BLK CHERT, PY MUD)
MASSIVE (>50%) TO SEMI-MASSIVE (>25%) ORE GRADE TO PYRITIC SULPHIDES
MASSIVE BARITE
ALTERED FOOTWALL FELSIC TUFFS (LOCAL FLOWS)
Note: All units (except some mafic sills) are variably altered and mineralized, and cut by unseparated felsic sills.
Scale 1:3000
Interp., G.Squires. April 26, 2005


NW
BOOMERANG DEPOSIT CROSS SECTION 3250E
SE
1400m
12600N
12800N
GA05-28
BOOMERANG ZONE
1200m
LEGEND
MAFIC SILL/DYKE
FELSIC SILL/DYKE
MAFIC FLOWS
FELSIC TUFFS (LOCAL SEDIMENTS)
MINERALIZED FELSIC TUFFS AND SEDIMENTS
MASSIVE TO SEMI-MASSIVE SULPHIDES
ALTERED FELSIC TUFFS
GA05-32
GA05-25
GA05-30


Messina Minerals Inc.
Boomerang Vertical Longitudinal
Surface
1400 m
1300 m
1200 m
1100 m
1000 m
900 m
800 m
27E
28E
29E
30E
31E
32E
33E
34E
35E
36E
37E
38E
39E
40E
41E
GA05-23 (0.0)
GP93-03 (0.1)
GA96-04 (0.7)
GA96-03 (3.5)
GA05-22 (12.7)
GA95-01 (7.5)
GA05-20 (10.2)
GA05-15 (7.5)
GA04-10 (5.5)
GA95-32 (14.4)
GA05-12 (9.5)
GA97-08 (0.2)
GA95-25 (20.9)
GA04-11 (9.2)
GA95-30 (4.4)
GA97-06 (2.0)
GA05-16 (4.2)
GA05-19 (3.8)
GA97-05 (2.0)
GA05-21 (0.9)
LEGEND: Boomerang Horizon only
Massive Sulphide with Base Metals
Massive Sulphide with Pyrite
Exhalite Pyrite - Chert - Carbonate
Chlorite Alteration
Key GA05-12 (9.5): Hole # (True Thickness in meters)
Updated April 27, 2005



MESSINA MINERALS

NEWS RELEASE **APRIL 1, 2005**

MESSINA ("MMI") BOOMERANG DRILLING HITS GOLD-RICH MASSIVE SULPHIDES; INTERSECTS SECOND SULPHIDE LENS

Messina Minerals Inc. has received assay results from four additional drill holes completed to target at the recently discovered Boomerang Massive Sulphide at the Tulks South Property located in central Newfoundland. Holes GA05-19, GA05-20, GA05-21, and GA05-22 were also drilled on the same section 33E as discovery hole GA04-11 reported December 10, 2004 and all four new holes intersected Boomerang massive sulphide containing copper, lead, and zinc sulphides with gold and silver. Eight drill holes on section 33E have now intersected the Boomerang zone over a vertical height of 396 meters. The Boomerang lens is zoned and contains lesser base metals up-dip although still with high-grade subintervals, and generally more base metals down-dip although within thinner massive sulphide intervals. Additionally, hole GA05-22 intersected 3.64 g/t gold within massive sulphide throughout the 18.7 meter core interval and a significant sub-interval of 6.0 g/t gold over 9.7 meters.

A second massive sulphide exhalite horizon named the 'BCT' Zone has been identified in six holes over a vertical height of 251 meters. Two of these holes, GA05-22 and GA05-20, have intersected pyritic massive sulphides over core lengths of 17.1 meters and 7.85 meters respectively containing low base metal values. The BCT Zone is located 15 meters beneath and in the footwall of the 'Boomerang' massive sulphide.

The discovery of the "BCT" massive sulphide lens and recognition of a second exhalite horizon indicates the vent system is robust and lasted over a longer period of time. A 1997 intersection of massive sulphides in hole GA97-05 of 0.5% copper, 3.5% lead, 10.8% zinc, 102.6 g/t silver and 1.0 g/t gold over 0.9 meters true thickness sits at another lower stratigraphic level and potentially suggests a third massive sulphide lens. As understood by the Company's geologists, all major massive sulphide prospects in the Tulks volcanic belt are comprised of multiple lenses of sulphides.

The following table lists the Boomerang zone drill hole intercepts and weighted averages for each of the eight holes drilled on L33E, in order of distance from surface, including four holes reported previously on February 28, 2005:

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Email: info@messinaminerals.com • Website: www.messinaminerals.com

Hole #	From_m	To_m	Interval_m	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-23				Pending				
GA05-22	109.4	128.1	18.70	0.3	2.3	2.8	147.5	3.64
incl.	112.2	121.9	9.70	0.6	3.8	4.5	244.7	6.00
GA05-20	162.35	175.10	12.75	0.2	1.1	1.9	35.0	0.9
incl.	174.10	174.65	0.55	0.7	5.2	7.7	171.2	4.4
GA05-15	215.4	226.5	11.10	0.2	0.9	1.7	44.4	1.0
incl.	226.0	226.5	0.50	0.4	0.7	10.3	51.0	1.3
GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	125.5	1.4
incl.	255.75	261.3	5.55	0.9	6.0	12.9	222.0	2.0
GA04-11	274.7	288.6	13.90	0.7	2.6	13.6	102.1	1.0
incl.	283.9	288.6	4.70	0.6	3.9	20.1	138.2	1.2
GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159.0	0.8
GA05-19	376.0	380.35	4.35	0.3	1.3	3.3	28.3	0.2
incl.	376.0	377.0	1.00	0.4	2.5	7.1	45.5	0.5
GA05-21	515.1	515.95	0.85	0.2	1.0	3.9	37.3	0.11

The true thicknesses of each of the massive sulphide intersections is listed in the following table, as well as distance from surface:

Hole ID	Elevation (m)	Distance from Surface (m)	Massive Sulphide True Thickness (m)
Surface	1410	0	
GA05-23	1354	-56	Pending
GA05-22	1302	-108	12.7
GA05-20	1267	-143	10.2
GA05-15	1228	-182	7.5
GA05-12	1174	-236	9.5
GA05-11	1140	-270	9.2
GA05-16	1063	-347	4.2
GA05-19	1042	-368	3.8
GA05-21	906	-504	0.5

Note: Some "elevation" and "distance from surface" measurements have been changed from the previous news release, although not materially, and may be modified again with more accurate elevation information.

Holes GA05-17 and GA05-18 were stopped near surface because of hole deviation and did not reach target depth. These holes were redrilled as hole GA05-19 which did reach target with results reported here. One final near-surface up-dip hole on section 33E, GA05-23, has been completed but not logged, sampled or assayed.

Drilling has begun on both 32+50E and 33+50E sections as 50 meter along strike step-outs from the mineralization drilled to date. The objective of this drilling is to test for along-strike continuity and to determine the plunge direction of the thickest portion of the high-grade mineralization.

A current vertical longitudinal section of the Boomerang horizon will be posted on the Company's website at www.messinaminerals.com for reference, or by telephone request.

All assays are initially performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assaying and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing.

The Company has extensive mineral land holdings totaling 272 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.
"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



MESSINA MINERALS INC.

NEWS RELEASE **February 28, 2005**

BOOMERANG DRILLING STRIKES HIGH GRADE MASSIVE SULPHIDES

Messina Minerals Inc. has received geology and assay results from three drill holes completed on L33E at the Boomerang prospect on the Tulks South Property located in central Newfoundland. The Boomerang massive sulphide lens has now been intersected over a height of 166 meters on the discovery section Line 33E. The grade of the massive sulphide mineralization intersected shows increasing overall base and precious metal grades with depth. The Boomerang lens remains open both up-dip and down-dip on Line 33E so the total height remains to be determined.

Holes GA05-12, GA05-15, and GA05-16 were completed on the same section as discovery hole GA04-11 reported December 10, 2004. All holes intersected massive sulphide mineralization containing significant copper, lead, and zinc sulphides. GA05-15, GA05-12, GA04-11 and GA05-16 respectively contain 2.8%, 13.8%, 16.9% and 26.1% combined base metals. GA05-15 includes a narrow 0.5m interval of 11.4% combined base metals. The following table lists the intervals and weighted average assays of massive sulphide mineralization for each of the four holes drilled on L33E, including GA04-11 previously reported, in order of distance from surface:

TABLE 1:

Hole #	From_m	To_m	Interval_m	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA05-15	215.4	226.5	11.10	0.2	0.9	1.7	44.4	1.0
incl.	226.0	226.5	0.50	0.4	0.7	10.3	51.0	1.3
GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	125.5	1.4
incl.	255.75	261.3	5.55	0.9	6.0	12.9	222.0	2.0
GA04-11	274.7	288.6	13.90	0.7	2.6	13.6	102.1	1.0
incl.	283.9	288.6	4.70	0.6	3.9	20.1	138.2	1.2
GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159.0	Pending

The true thicknesses of each of the massive sulphide intersections is listed in the following table, as well as distance from surface and relative distance from discovery hole GA04-11:

TABLE 2:

	Elevation* (m)	Distance from Surface	Distance from GA05-11	Massive Sulphide True Thickness (m)
Surface	1410	0		
GA05-15	1213	-197	53+	7.5
GA05-12	1196	-214	36+	9.5
GA05-11	1160	-250	0	9.5
GA05-16	1083	-327	77-	4.2

**Note: Elevation is an arbitrary datum level*

The data indicates that the top of the metal-bearing portion of the Boomerang massive sulphide is primarily pyritic in hole GA05-15 and that it becomes much higher grade 166 meters below in hole GA05-16. The variation in true thickness over this height is considered to be a result of structural factors which have produced a wavy thickening / thinning aspect. The indicated zonation of higher grades increasing with depth may imply a trend toward higher temperatures, which can be interpreted that the Boomerang lens has the potential to extend to greater depths.

The Company plans to continue to test both down-dip of hole GA05-16 and also up-dip of GA05-15 to fully delineate the height of the massive sulphide lens on L33E. Drilling on section L33+50E will follow.

As a consequence of these results, a second drill rig has been requested from the drilling contractor and is expected to be mobilized March 1st or as weather permits.

Assay results by interval will be posted on the Company's website at www.messinaminerals.com for reference. A cross-section map showing the geology and extent of massive sulphide mineralization is attached and is available from the Company's website or by telephone request.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Gravity High
GA-05-15
HOLES PLOTTED
TOTAL 6
GA-04-11 GA-05-12 GA-05-13 GA-05-14
GA-05-15 GA-05-16 GA-05-13 - 14 Abandoned
MESSINA MINERALS
1500 RL
1400 RL
1300 RL
1200 RL
1100 RL
1000 RL
5364200 N
5364100 N
5364000 N
5363900 N
5363800 N
** GA-05-13 / 14
50 m
100
150
200
250
300
GA-05-15
11.1 m @ 0.20% Cu, 0.90% Pb, 1.7% Zn, 44.4 g/t Ag & 1.0 g/t Au
GA-05-12
13.05 m @ 0.73% Cu, 3.52% Pb, 9.58 % Zn, 125.47 g/t Ag & 1.40 g/t Au
GA-04-11
13.60 m @ 0.70 % Cu, 2.6% Pb, 13.89 % Zn, 102.10 g/t Ag & 1.0 g/t Au
GA-05-16
6.75 m @ 1.46% Cu, 6.29% Pb, 18.30% Zn, 159.0 g/t Ag
Open To Depth
ROCK CODES Code
L/R R
PAT
LABEL
DESCRIPTION
1M Mafic Volcanic / Sill
3A Mineralized Felsic Tuffs
3F Felsic Volcanic
4G/3T Graphitic Seds & Tuffaceous seds
5MS Massive Sulphide
5SMS Semi-Massive Sulphide
SECTION SPECS:
REF. PT. E, N 473475 m 5364010 m
EXTENTS 665.6 m 533.8 m
SECTION TOP, BOT 1503 m 969.6 m
TOLERANCE +/- 25.05 m
SCALE 1 : 4000
(m)
-20 0 20 40 60 80 100 120
NAD27 / UTM zone 21N
AZIMUTH = 140°
N
W
E
S
Messina Minerals Inc.
Boomerang Discovery
Section L-33 East

2300 – 1066 West Hastings Street, Vancouver, BC, V6E 3X2 Tel: (604) 688-1508 Fax: (604) 601-8253
Email: info@messinaminerals.com Website: www.messinaminerals.com TSX Venture Exchange: MMI



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI

NEWS RELEASE **February 7, 2005**

BOOMERANG DRILLING BEGINS

Drilling at the Boomerang prospect is anticipated to commence today, February 7th. Snow clearing on the access road, which commenced over a week ago, has been completed. A winterized trailer camp has been installed on-site and drill site preparations have also been completed. Drilling will proceed over the next few months subject to possible minor delays due to stormy weather typical of conditions in Newfoundland at this time of year.

The Boomerang prospect is a new discovery of massive sulphide mineralization made by the Company in mid-December 2004 on the Tulks South Property located in central Newfoundland. The discovery hole GA04-11 intersected massive sulphides which assayed 0.7% copper, 4.0% lead, 13.6% zinc, and 102 g/t silver and 1.0 g/t gold over the 13.9 meter massive sulphide interval from 274.7-288.6 meters.

The Company plans a minimum of 2,500 meters of drilling using one drill rig, amounting to a minimum of seven drill holes. The Company has budgeted for 3,500 meters of drilling. Each drill hole is expected to take approximately 5 days to complete and it will take up to 7 days to retrieve the core from the drill, then log and sample each hole. The Company plans to submit samples from the first four drill holes to the assay laboratory as one batch, and assay results from any significant mineralization would then be expected to be received by the Company towards the end of the first quarter of 2005.

The first hole of the 2005 Boomerang drilling program will test 25 meters vertically above the massive sulphide intersection in hole GA04-11. (A "vertical longitudinal" map is available on the Company's website under the 'Boomerang Discovery' heading which will aid in locating this and subsequent drill holes.) The second hole of the program will test 25 meters vertically below the massive sulphide intersection.

Additional drill holes will initially test below, and then above, the GA04-11 intersection until at least one hole "misses" the target to determine the height of the massive sulphide lens on Line 33E. The height of the massive sulphide lens provides critical information on one aspect of the geometry of the target. Once the height is determined with some confidence, step-out drilling will commence along strike guided by this information. At present, the position of the GA04-11 intersection relative to the height of the target is unknown and could be near the middle, top, or bottom of the sulphide lens. The Company intends to release results from the first four holes concurrently, rather than hole by hole, because it is expected that the information regarding the geometry of the target which will be gained will provide better guidance to the Company and to investors.

The Company intends to continue drilling at the Boomerang prospect as conditions allow until spring break-up which is expected around the end of March. Drilling programs testing the Boomerang and other prospective targets will continue through the summer and fall 2005.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda may pay 150% of exploration costs to that point, or revert to a 2% net smelter return royalty.

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

The information contained herein does not constitute an offer of securities for sale in Canada or the United States.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.



Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Ph: 604.688.1508 Fx: 604.601.8253
Web: www.messinaminerals.com
Email: info@messinaminerals.com
TSX Venture Exchange: MMI


United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.
RECEIVED
APR 12 A 11:
CORPORATE FINANCE

NEWS RELEASE **December 10, 2004**

BOOMERANG ASSAYS HIGH GRADE MASSIVE SULPHIDES

Messina Minerals Inc. has received assay results from drill holes GA04-10 and GA04-11. These drill holes intersected a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides at the Boomerang prospect on the Tulks South Property located in central Newfoundland.

The Company's news release dated December 8, 2004 contains an error. The width of the massive sulphide interval intersected in hole GA04-11 is 14.6 meters with a 13.9 meter subinterval containing significant copper, lead, and zinc sulphides and not 12.6 meters as previously stated. The true thickness of the 14.6 meter interval is estimated to be 9.6 meters with an 80° (near vertical) dip.

Hole GA04-11 assays 0.7% copper, 4.0% lead, 13.6% zinc, and 102 g/t silver over the 13.9 meter interval from 274.7-288.6 meters. The bottom of the massive sulphide intersection, where more base metals would be expected to accumulate, assays 0.6% copper, 5.2% lead, 20.1% zinc, and 138 g/t silver over 4.7 meters between 283.9-288.6 meters. Gold analyses of this mineralization are pending. There is a footwall alteration zone including stringer stockwork mineralization extending from 288.6 to 306.0 meters containing minor copper, lead, and zinc sulphides. Assays of this mineralization are pending.

Hole GA04-10 intersected a debris flow containing massive sulphide clasts from 225.8 to 245.6 meters over a 19.8 meter core length. This interval includes 8.5 meters of massive clasts of pyritic sulphide at the base of the debris flow; the true thickness of this massive sulphide interval is estimated to be 5.5 meters. The 19.8 meter debris flow interval assays 0.1% copper, 0.4% lead, 0.7% zinc, 18.3 g/t silver, and 0.4 g/t gold. The 8.5 meter massive sulphide interval assays similar grades of 0.1% copper, 0.3% lead, 0.7% zinc, 18.6 g/t silver, and 0.6 g/t gold.

The debris flow is interpreted to have been shed from the volcanic sulphide mound and transported as a sediment to its current position, and is not a part of the primary massive sulphide intersection in GA04-11. Geological processes would be expected to shed pyritic massive sulphide detritus into the debris flow with limited base metals content; the debris flow is evidence of a massive sulphide vent and is not an indicator of the grade of the vent mineralization.

The intersection in GA04-11 occurs 100 meters east of and 50 meters vertically below the intersection in GA04-10. The intersection is open up-dip, down dip, and along strike.

The Company has now received required exploration permits for the 2005 proposed program. Drilling has been suspended for Christmas break and is expected to resume as soon as practicable in January.

The Company has extensive mineral land holdings totaling 257 square kilometers including the Tulks South Property and the Long Lake Property. Messina is earning a 100% interest in these mineral lands

from Noranda Inc. ("Noranda"). The agreement allows Noranda to back in for 50% if greater than 10 million tonnes of economic mineralization with a positive feasibility report is located. Noranda must pay 150% of exploration costs to that point, or retains a 2% net smelter return royalty.

The core samples have been assayed at Eastern Analytical Labs of Springdale, Newfoundland. As previously described, the Company employs sampling and security protocols for all drill core samples. Drill core recovered from each hole is boxed and sealed at the drill, and transported by Messina personnel to Messina's office and processing facility in Millertown, Newfoundland. The core is unsealed and sampled by cutting the core in half using a diamond saw. Half of the core is deposited in a sample bag and half of the core is retained in the box for inspection. The individual samples are immediately sealed with an assay tag. After 15 to 20 sealed samples are collected they are deposited into fiber bags and sealed. Fiber bags are numbered and then transported directly by Company personnel to a commercial assay lab (Eastern Analytical Limited) in Springdale, Newfoundland. Following analysis by industry standard analytical procedures described below, the sample pulps and oversize materials are returned from the lab and used for check assaying and other additional testing. Internal lab duplicates are assayed with the mineralized samples.

All samples submitted to Eastern Analytical Limited are analyzed by industry standard methods for copper, lead, zinc, and silver using a nitric acid – hydrochloric acid digestion and the resulting solution analyzed by Atomic Absorption ("AA") spectroscopy. Gold is determined using a standard half-assay ton sample size that is fire assayed and then analyzed by atomic absorption ("FA/AA").

Peter Tallman, P. Geo., President of Messina Minerals Inc. is the designated qualified person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the preparation of this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

TECHNICAL REPORT

on the

TULKS SOUTH PROPERTY

Red Indian Lake Area, central Newfoundland

CANADA

NTS 12A/6, 12A/11

Prepared for

Messina Minerals Inc.
Suite 2300 – 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2

By

Kerry Sparkes, P. Geo.
2336 Riverbank Place, North Vancouver,
British Columbia, Canada, V7H 2L2

DATED:

November 19, 2003

TABLE OF CONTENTS

TABLES

FIGURES

SUMMARY

The Tulks South Property is located 40 kilometers south of the formerly producing mines at Buchans, Newfoundland. The property is comprised of 15,134.95 hectares or 151 square km of highly prospective mineral lands covering the southern half of the Tulks Volcanic Belt. This volcanic belt is similar to other volcanic belts in eastern Canada which host significant volcanogenic massive sulphide accumulations including the former producing Buchans mines (one of the richest base metal mines in Canada having produced 16.2 million tonnes at 14.51% Zn, 1.33% Cu, 7.56 % Pb, 126 g/t Ag and 1.37 g/t Au), the producing Brunswick deposits near Bathurst N.B. (one of the largest in the world with an original in situ mineral resource of 145 million tonnes of 4.0% Pb, 10.3% Zn, 0.4% Cu, and 115 gpt Ag)(Noranda G. Woods, pers comm.. after Luff, 1995; not reported as a NI43-101f compliant figure), and the Duck Pond - Boundary Deposits (with a resource of 6.218,000 million tonnes at 6.2% Zn, 3.4% Cu, 1.0% Pb, 63 g/t Ag and 0.8 g/t Au) located 40 km to the northeast.

The Tulks South Property is held on four map staked licences (6549M-6552M inclusive) totaling 7,850 hectares plus the Reid Lot 228 concession of 7,284.95 hectares. A total of **$8,655,408** has been spent on the Tulks South Property from 1976-2003 inclusive. Tulks Resources Ltd optioned the property from Noranda in 1999 by agreeing to expend $1,750,000 prior to July 15, 2005 and subsequently spent $333,327.84 mostly on drilling. Windarra Minerals acquired the option on the property from Tulks Resources and jointly the companies spent $42,287.14 on the property in 2001. Windarra recently transferred the option to Mishibishu Gold Corporation. A total of $226,488.30 was spent by Mishibishu during the 2002 field season on structural mapping and diamond drilling. A total of $1,154,394 remains to be spent by Messina Minerals to earn 100% prior to mid-July 2005.

The Tulks South Property is prospective for volcanogenic sulphide deposits. Five significant base metal prospects have been outlined on the property, including Tulks East, Boomerang, Curve Pond, West Tulks, and Dragon Pond. None have been fully delineated and four are in the early-discovery stages in terms of work completed. The Tulks East prospect is the largest sulphide accumulation known in the Tulks volcanic belt and the most advanced in terms of exploration. It hosts three massive sulphide lenses totalling >6,000,000 tonnes of material containing base metals which are untested below 300 m vertical depth. The Boomerang prospect is a recently discovered zone of massive sulphide (0.45% Cu, 2.3% Pb, 7.4% Zn over 1.8m in GA97-05) within a large halo of disseminated base metal mineralization and is open in all directions. Other base metal prospects, such as Curve Pond, Dragon Pond, and Tulks West, also have excellent exploration potential.

Diamond drilling on the Tulks South Property has focussed only on restricted areas of alteration and mineralization initially exposed at surface. Significant drill targets generated by past exploration surveys remain untested by drilling. Significant massive sulphide drill intercepts with base metal values remain to be followed up by drilling.

INTRODUCTION AND TERMS OF REFERENCE

Messina Minerals Inc ("Messina") has commissioned an independent technical report on the Tulks South Property (the "Property") to review exploration data, confirm the Property is a 'property of merit', propose/justify continued exploration, and to describe and synthesize the available exploration information into a NI 43-101 format report.

Messina has acquired the right to obtain a 100% interest in the Tulks South Property from Noranda Inc. by expending $1.75 million in exploration on the Property prior to July 15, 2005. As of October 2003, approximately $1.16 million remains to be spent to allow Messina to earn its 100% interest.

This overview of the Tulks South Property is based upon assessment and work report documents provided by Messina, Noranda Inc., public assessment files available from the Newfoundland government, scientific and other publications in various journals, and original drill logs for Abitibi, BP Resources, Noranda, Tulks Resources and Messina drill holes either from Messina's files, Noranda's files, or in files at the Newfoundland core storage facility in Buchans. Messina has also provided a digital data compilation begun by BP Resources and completed by Noranda (in MapInfo) which captures all significant exploration survey data for the period 1976 to 2003.

Additionally, this report is based on work experience as Senior Project Geologist by the author on the property for Noranda Inc. from 1989 to 1994. Much of the property data was compiled during this period, and the author participated in mapping, sampling, diamond drilling, and supervised other exploration on the Tulks South Property at this time. The author also conducted visits to the Property from July 9 to July 10, 2001 to inspect drill collars and key outcrops; and from September 4th to September 6th, 2002 to review drill core and other exploration results following the Messina 2002 drill campaign. The author recently visited the Property from November 2nd and 3rd, 2003 and inspected exploration work and drill collars relating to the 2002 Messina exploration program in preparation for this NI43-101f format report.

PROPERTY LOCATION

The Tulks South Property (the "Property") is located in central Newfoundland, Canada, 40 km southwest of the town of Buchans on NTS map sheets 12A/6 and 12A/11. The Property covers a total of 15,134.95 hectares or 151 square km in area elongated along a northeast-southwest axis approximating 5 km by 30 km in size shown in Figure 1.

ACCESS, INFRASTRUCTURE, AND LOCAL RESOURCES

The Tulks South Property is dissected by numerous forestry roads maintained by Abitibi-Price which connect to the Trans-Canada Highway through either Millertown, located 60 km to the northeast, or via the Burgeo Highway located 35 km to the west. The Property is easily accessible by pickup truck and can be effectively explored year-round without undue difficulty. The property can be reached from Corner Brook via the Burgeo Highway in a two hour drive or from Badger (Trans-Canada Highway) via Millertown in a 1.5 hour drive. The Tulks South property can be reached by driving from St. John's, the provincial capital, in under 6 hours. Scheduled airlines fly from Deer Lake, outside Corner Brook, and Gander, located 1.5 hours drive east of Badger. These locations are shown in Figure 1.


N
Corner Brook
Buchans
Badger
Gander
Grand Falls
Millertown
TULKS
SOUTH
St. John's
Port aux Basques
0
km
100

Figure 1: Tulks South Property location map, Newfoundland.

Local infrastructure of significance includes the 18MW Star Lake hydroelectric generating unit owned privately by Abitibi Inc. which is located on the Tulks South Property within 7 km of the Tulks East prospect. The Millertown hydroelectric generating dam and the mine infrastructure associated with the formerly producing base metal mines at Buchans are located 40 km to the northeast of the property. In addition, Aur Resources is currently attempting to develop the Duck Pond Deposit located 50 km to the east-northeast. A decision to begin construction of the mine and mill is expected by January 2004. The Tulks South Property is directly connected to Duck Pond by a main logging haul road. If successful, this venture could favourably impact the economics of any base metal discovery made on the Tulks South Property.

CLIMATE AND PHYSIOGRAPHY

The Tulks South Property is characterized by undulating hilly areas of moderate relief within the northeast flowing Victoria and Tulks River systems. Vegetation consists of spruce and fir forest with 25% bog and scrub. The region is covered with a thin veneer of Pleistocene glacial till and outwash deposits typically 2 to 10 m thick but reaching 30 m thick locally. Outcrop exposure ranges from small areas of high outcrop density to large areas with few exposures particularly within the Tulks Valley. Typical seasonal variation includes snowy winters from late November to March and summers from June through September.

The area is home to abundant moose, caribou, black bears, and rabbits which are all hunted seasonally. Speckled trout are present in most ponds and brooks. Salmon have recently been introduced (1990's) into the Red Indian Lake watershed and are present in very small numbers.

PROPERTY STATUS

The Tulks South Property consists of four contiguous map staked exploration licences and Reid Lot 228. Mineral title to these licences and Reid Lot are held in the name of Mishibishu Gold Corp.. Mishibishu Gold Corp changed its name in January 2003 to Messina Minerals Inc.. The four exploration licences issued 29-January-1999 are currently in good standing at least until 29-January-2004. A total exploration expenditure of $95,699.24, or refundable cash payment in lieu, is required by 29-January-2004 to keep the four map-staked licences in good standing. Reid Lot 228 is in good standing until December 31, 2006 without further expenditure. A summary of the individual titles comprising the property is listed in Table 1 and shown in Figure 2.

Table 1: Summary of Tulks South Property mineral titles.

Title	Type of Title	NTS #	# of Claims	Area (Ha)	$ per unit Req'd	Control Under	Anniversary Date
6549M	Map staked	12A/06	102	2550	$ 400.00	Mineral Act	29-Jan-04
6550M	Map staked	12A/06	72	1800	$ 400.00	Mineral Act	29-Jan-04
6551M	Map staked	12A/06	66	1600	$ 400.00	Mineral Act	29-Jan-04
6552M	Map staked	12A/06	74	1850	$ 400.00	Mineral Act	29-Jan-04
Reid Lot 228	Concession	12A/11	n/a	7284.95	$ 12.50	Impost Act	31-Dec-03
TOTALS				15,134.95			


E470000m
E480000m
E490000m
N5380000m
N
Reid Lot 228
6549M
N5370000m
6551M
6552M
6550M
N5360000m
UTM 12A/06, 12A/11
Scale as shown

Figure 2: Location map of Tulks South Property titles, central Newfoundland

Reid Lot 228 is encumbered by a 7.5% net profits interest on mineral production held by the Reid Newfoundland Company Limited as outlined in an agreement dated January, 1905, as amended January 27, 1948, and lastly amended March 7, 1975. The original net profits interest encumbrance was established and defined in the First Reid Agreement dated in 1905; terms of this royalty allow generous deductions of costs prior to any payout.

Noranda retains the right to back in for a 50% interest in the Property or portions thereof, by paying 150% of exploration costs incurred, only once a 'Reserve Report' in any "Preliminary Feasibility Study" identifies a resource or reserve totaling 10 million tonnes in respect of a base metal deposit and/or 1 million ounces gold in respect to a base metal or precious metal deposit. If Noranda elects not to exercise its back-in right, Noranda retains a 2% net smelter return royalty derived from any production from the Property. Noranda also retains the right to purchase up to 100% of ore or concentrate produced from the Property on commercially competitive terms.

Tulks Resources retains a 0.5% net smelter return royalty on Messina's share of production from the Property payable from the Company's share of the proceeds of production. Various mechanisms exist for the Company to purchase all of the Tulks Resources royalty at any time for common shares of the Company.

OWNERSHIP HISTORY

Mineral rights to Reid Lot 228 as well as the area now covered by map staked licences 6549M-6552M inclusive originated as two Newfoundland crown grants or "concessions" deeded around the turn of the century by the then national Newfoundland (British) colonial government. The Newfoundland government granted subsurface mineral rights, forestry timber rights, and surface water rights to the Reid Lots and to a larger contiguous property known as the AngloNewfoundland Development Charter Lands.

The "Reid Lots", including Reid Lot 228, totaling some 6,000 square miles of land in central Newfoundland were granted in 1897 to R.G. Reid, a railway engineer, on condition that he complete the trans-Newfoundland railway. These lands were granted "fee simple" meaning "an estate limited absolutely to a man and his heirs and assigns forever without limitation or condition" (Swanson, Strong, and Thurlow, eds., 1981).

The Anglo Newfoundland Development Company Limited ("AND Co.")(owned by Newfoundland Timber Estates and the Hampsworth Publishing family of England) in 1905 was granted a renewable 99 year lease to the timber, water, and mineral rights of some 2,000 square miles of land not already covered by the Reid Lot concessions in central Newfoundland. The lands were sought principally for water and timber rights to support a pulp and paper venture but mineral rights were also acquired in the hopes that sulphur deposits would be found to supplement the paper making process.

The AND Co. vested the mineral rights to this tract of land, including the area of the Tulks South Property claims, in 1905 to Terra Nova Properties Limited ("TNP Ltd."). In 1926, American Smelting and Refining Company ("Asarco") negotiated from TNP Ltd. the right to explore and develop any orebody within a 20 mile radius of Buchans, where prospector Matty Mitchell had recently discovered massive base metal sulphides. The Asarco-TNP Ltd. agreement was renegotiated later in 1926 to include a 30-mile radius for a period of 50 years. It was probably at this time that various Reid Lots within the Asarco joint venture area were optioned such that Reid, through his corporation Reid Newfoundland Company, retained a 7.5% net profits royalty on mineral production from Reid Lot 228 (among others). In 1976, ownership of the AND Co. lands reverted to Abitibi-Price Company (the successor company of TNP Ltd.) when the Asarco-TNP Ltd. agreement expired.

In September 1985, BP Resources Canada Ltd. ("BP") purchased the mineral rights to the AND Co. lands and several Reid Lots including RL228 from Abitibi-Price. The sale took place at a time when the BP-owned Hope Brook gold mine in southern Newfoundland was being delineated, the price of gold was at a relative high, and the AND Co. lands had not previously been explored for precious metals. In 1991, following the downturn in commodity prices and disappointment in the profitability of Hope Brook, BP suspended all exploration and put its mineral assets in Canada up for sale.

Noranda in 1975 began an extensive exploration program in the adjacent Tally Pond volcanic belt which led to the discovery of massive sulphide bodies at the Boundary Deposit in 1981 and the Duck Pond Deposit in 1986. In February 1993, Noranda Exploration Co. Ltd. purchased the mineral rights to the AND Co. lands (including the Reid Lots) from BP to augment its exposure to base metal resources within trucking distance of Duck Pond. However, in 1995-6, Noranda acquired a large ground position in the vicinity of Voisey Bay which annually consumed a large portion of the eastern Canada exploration budget. Noranda closed its Newfoundland office in 1998. By January, 1999 Noranda had converted a large portion of the former AND Co. concession lands to map-staked mineral claims by utilizing amendments to the Newfoundland Mineral Act designed to facilitate this transition. By the end of 1999, Noranda had optioned or sold all Newfoundland mineral assets including interests in the Tulks South Property, as well as Tally Pond, Reid Lots, and the former AND Co. charter area.

On July 16, 1999 Tulks Resources Ltd., a private Newfoundland company, acquired the right to earn a 100% interest in the Tulks South Property by spending enough to meet assessment requirements in the first year and a total of $1,750,000 over five years. Noranda retains a 2% net smelter return royalty from all minerals produced from the property, or the right to back in for 50% under certain conditions. Tulks Resources Ltd. entered into an agreement with Windarra Minerals Inc. in March 2001 whereby Windarra acquired all the rights to and assumes all the obligations of Tulks Resources Ltd. under the original Noranda-Tulks agreement. In early 2002 Windarra transferred all of its interest in the Tulks South Property to Mishibishu Gold Corp.

EXPLORATION HISTORY

The earliest recorded exploration work in the area was undertaken in 1871 by Alexander Murray for the Geological Survey of Canada. Murray identified sedimentary rocks along the Exploits River and greenstones along Red Indian Lake. Matty Mitchell, prospector, working on the AND Co. concession area north of Red Indian Lake discovered the first of the Buchans ore bodies in 1926.

Asarco - Abitibi: 1926-1976

From 1926 through 1975, the AND Co. charter lands were mapped in piecemeal fashion at 1:12,000 scale by Asarco. However, no exploration (excluding mapping) was conducted in the Tulks South Property area prior to the early 1960's due to poor access. In the early 1960's, Asarco initiated reconnaissance stream and soil sampling and prospecting which resulted in the discovery of the Tulks Hill prospect in 1961. The Tulks Hill prospect is a 2 km^2 property wholly within Reid Lot 228 of the Tulks South Property. Asarco conducted detailed work on the Tulks Hill prospect including geophysics, considerable diamond drilling, and limited underground drifting which ultimately outlined an inferred geological resource of some 720,000 tonnes grading 1.3% copper, 2.0% lead, 5.6% zinc, 41 g/t silver and 0.4 g/t gold (Jambor and Barbour, 1986).

Abitibi: 1976-1985

Abitibi undertook a moderate level of exploration in the northeastern end of the Tulks South Property area primarily due to the development of forestry access roads in that area.

Following up stream and soil anomalies associated with Tulks Hill, Abitibi discovered the Tulks East and Jacks Pond prospects in 1977 and 1982 respectively. Abitibi drilled approximately 50 drill holes at Tulks East, on the current Tulks South Property, and ultimately discovered three lenses of massive sulphide mineralization exceeding 6 million tonnes (Barbour and Thurlow, 1982) in size following detailed geochemistry, geophysics, trenching, linecutting and further drilling efforts. The Jack's Pond discovery also led to considerable detailed work to outline a >1 million tonne massive sulphide body consisting of pyrite with <1% base metal values.

According to Abitibi records inherited by Noranda and ultimately Messina, Abitibi spent **$3,729,059** on the South Tulks Property from 1976 to 1985.

BP: 1985-1993

BP acquired the AND Co. land package from Abitibi in 1985 and focussed on the Tulks Volcanic Belt where forestry road access had improved to allow reasonable access to all areas including the southern end of the Tulks South Property for the first time. In 1985, BP conducted a detailed lake sediment sampling survey and an airborne EM survey over all of the AND Co. lands. Lake sediment anomalies led to the discovery of a large gold zone at Midas Pond – Glitter Pond in 1986. BP conducted linecutting, soil sampling, magnetic and electromagnetic geophysics, extensive trenching and mapping surveys prior to drilling 19 holes. This work traced an auriferous shear-related alteration zone over 2,000 meters along strike and across a width of 200 meters. Selected surface grab samples assayed greater than 1 opt gold. Trenching returned values such as 14.74 g/t gold over 1.15 meters from L4510W. Drilling returned similar grades and widths.

In 1989, BP discovered massive sulphide mineralization at the Daniel's Pond prospect 21 km northeast of the Tulks South Property and later that year found the Curve Pond/Green Zone prospect in the southern end of the Tulks South Property. BP completed follow-up linecutting, detailed mapping, trenching, soil and rock geochemistry, and geophysical surveying over these new discoveries prior to drill testing them. BP drilled five holes at Curve Pond in 1990 before ceasing activities in Newfoundland in 1991.

According to Abitibi records inherited by Messina via Noranda, and also on file with the Newfoundland government, BP spent **$2,817,813** on the South Tulks Property from 1986 through 1992.

Noranda: 1993-1999

After acquiring the AND Co. charter lands in 1993, within the Tulks South Property Noranda focussed on flying another airborne EM survey plus completing linecutting, grid mapping, soil and till sampling, systematic lithogeochemical surveying, and magnetic and electromagnetic surveying tracing the sulphide-producing horizons between known zones of mineralization. Noranda also tried to evaluate known mineralized zones, such as Tulks East and Curve Pond, by diamond drilling to 200 m vertical depth and using surface and downhole electromagnetic surveying to guide further drilling. At Tulks East, Noranda intersected 0.73% copper, 3.1% zinc, 30 g/t silver, and 0.39 g/t gold in drill hole TE94-01 which extends the known Zone A massive sulphide body more than 100 meters down plunge. Noranda also re-evaluated known areas of alteration, such as the Boomerang Zone

where the company drilled several holes targeting favourable alteration and ultimately intersected 0.46% copper, 2.63% lead, 7.4% zinc, 76.5 g/t silver and 0.67 g/t gold over 3.6 meters core length in hole GA97-05 at 500 meters vertical depth.

Noranda records indicate the company spent a total of **$1,511,731** on exploration on the Tulks South Property during the period 1993 through 1996.

Tulks Resources: 1999-2000

Tulks undertook a four hole NQ diamond drilling program in November 1999 at the Tulks East prospect. The first two holes of the program intersected both the A-Zone and B-Zone massive sulphide bodies. Holes TE99-03 and TE99-04 intersected the down-plunge continuation of the A-Zone sulphide lens. Hole TE99-04 intersected 28.0 meters true thickness of massive sulphides including 7.0 m of 5.1% zinc, 5.0 m of 1.2% copper, 7.0 m of 0.5 oz/ton silver, and 6.0 m of 0.83 g/ton gold in a 12 meter zone at the center or the massive sulphide interval. The zonation pattern in TE99-04 is consistent with Appalachian massive sulphide deposits and is the first drill hole at Tulks East to intersect geochemically signicant amounts of copper, silver, and gold.

The program established that Tulks East A-Zone is zoned with pyritic sulphides close to surface and suggests base metal content increases at depth. It also showed the Tulks East A-Zone is zoned into copper-rich and zinc-rich portions of the massive sulphide lens which is typical of classic VMS deposits.

Tulks also undertook a limited evaluation and structural mapping program of other areas within the Tulks South Property. Tulks Resources expended $333,327.84 on the Tulks South Property in 1999-2000.

Windarra Resources: 2001

Windarra began a GPS based mapping program, conducted whole rock lithogeochemical analyses extending the Noranda whole rock database to key areas, continued limited structural mapping, prospecting and re-evaluation of old drill core. A total of $35,790.12 was expended on the Tulks South Property in 2001.

Mishibishu Gold Corporation / Messina Minerals Inc: 2002-present

Mishibishu completed 12 drill holes testing three base metal targets and one gold target. The program was successful in intersecting massive sulphide mineralization at the Curve Pond prospect over a strike length of 150 meters. The program was also successful in intersecting gold mineralization at the Midas Pond prospect. Mishibishu Gold expended $226,488.30 on NQ diamond drilling of various exploration targets within the Property.

DEPOSIT MODEL

The Tulks South Property has potential to host volcanogenic massive sulphide mineralization containing copper, lead, zinc, gold and silver. Central Newfoundland is comprised of a succession of Cambrian to Ordovician age volcanic belts bracketing Red Indian Lake which host significant volcanogenic massive sulphide ("VMS") type mineralization in island-arc or back-arc geological settings of similar age. The Red Indian Line is thought to divide the Buchans Group belt which formed on the North American side during closure of the Iapetus Ocean from the Victoria Lake Group, comprised of the Tulks Lake belt, Long Lake belt, and Tally Pond belt, which formed on the African side of Iapetus. Collision of the two continents and accompanying thrusting resulted in the localization of four initially geographically distinct volcanic belts which from west to east are the Buchans Group (493 Ma age), the Tulks Belt (498 Ma age), the Long Lake Belt (505 Ma age), and the Tally Pond Belt (515 Ma age). Recent mapping by Valverde-Vaquero and van Staal (2002) and by Zagorevski and van Staal (2002) are further refining the relationships and distribution of the Victoria Lake Group.

REGIONAL GEOLOGY BUCHANS-VICTORIA LAKE GROUP



Hodges Hill Granite
Skull Hill Syenite
Hungry Mt Complex
Botwood Group
Buchans
Millertown
Skidder
Victoria Mines
Stony Lake volcanics
Burnt Pond
Bobby's Pond
Boundary
Duck Pond
Daniel's Pond
Cathy's Pond
Jack's Pond
Tulks East
Tulks Hill
Haven Steady
Long Lake
Curve Pond
Valentine
RED CROSS LK. TROCTOLITE
0 10 20
Kilometers
Lithology
Annieopsquatch Ophiolite
Buchans Group
Caradocian shale and chert
Carter Lake Volcanic-Basalt
Carter Lake Volc.-Felsic Pyrocl.
Diversion Lake Gr.-Basalt
Greywacke,conglomerate,chert
Harbour Round Basalt
Harbour Round Formation
Lemotte's Ridge Basalt
Pine Falls Form.-Mafic volc.
Precambrian Quarts Monzonite
Red sandstone
Rogerson Lake Conglomerate
Silurian Granite
Skidder Basalt
VLG-Clastic Sedimentary rocks
VLG-Felsic Pyroclastic rocks
VLG-Mafic and Int. Pyrocl.
VLG-Quartz Monzonite

***Figure 3. Regional geology of the Victoria Lake Group** (after Noranda, 1998).*

MINERAL DEPOSITS OF THE REGION

BUCHANS GROUP

The Buchans Group, the most northerly of the central Newfoundland volcanic belts, hosted the Buchans volcanogenic massive sulphide deposits which were mined from 1928 to 1984 and produced 16 million tons of ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 1.4 g/ton gold and 126 g/ton silver, making it one of the richest VMS deposits ever mined. The Buchans Group is dominantly a bimodal suite of basalt and rhyolite, postulated to have formed during a period of extension after cessation of calc-alkaline constructive arc magmatism age dated at c.493 Ma.

VICTORIA LAKE GROUP

The Victoria Lake Group is a c.498 Ma old sequence consisting of felsic pyroclastics and flows with interbedded mafic volcanics and fine-grained sediments. The Victoria Lake Group lies adjacent to and southeast of the Buchans Group. The Victoria Lake Group is informally subdivided into three sub-belts which from north to south are the Tulks Belt, the Long Lake Belt, and the Tally Pond Belt. The Tulks South Property lies within the Tulks Belt of the Victoria Lake Group. Currently the Victoria Lake Group definition is being revised by GSC workers led by C. van Stahl, with results to be published in 2003-2004.

TULKS BELT

The Tulks Belt hosts five significant zones of base metal mineralization. The most northerly is the Bobby's Pond massive sulphide lens which contains a drill-indicated inferred geological resource of 1,233,000 tonnes grading 1.06% copper, 0.71% lead, 6.19% zinc, 16.8 g/ton silver, and 0.20 g/ton gold contained within a lens up to 30m thick and 250m in strike length (Stewart and Beischer, 1993)(not calculated in accordance with NI43-101). This prospect lies 25 km northeast of the Tulks South Property.

The Daniel's Pond discovery is located 21 km northeast of the Tulks South Property. It was discovered by BP in 1989 and intensively explored during the next two years. The Daniels Pond mineralization has an inferred mineral resource of 1.06 million tonnes grading 7.71% zinc, 4.13% lead, 0.47 copper, 207.15 g/t silver and 0.50 g/t gold (R. Chisholm, P. Geol., December, 1999). This inferred mineral resource is contained within a more extensive mineralized zone estimated to comprise 4.02 million tonnes grading 3.06% zinc, 1.36% lead, 0.17% copper, 97.51 g/t silver and 0.35 g/t gold. (Source: http://www.royalroadscorp.com/main/profile2.html).

The Jack's Pond prospect is located 12.5 km northeast of the Tulks South Property. This prospect consists of a 2 km by 0.5 km alteration zone hosting four massive sulphide lenses of between 200,000 to 1,000,000 tons each within felsic volcanics. The lenses are comprised predominantly of pyrite and carry low <0.5% copper values.

The Tulks Hill prospect is situated on a $<4km^2$ property owned by Buchans River Minerals which is entirely surrounded by the Tulks South Property. The Tulks Hill prospect consists of three massive sulphide lenses totaling 720,000 tonnes of mineralization, not calculated consistent with NI43-101f requirements, grading 1.3% copper, 2.0% lead, 5.6% zinc, 41 g/t silver and 0.4 g/t gold (Jambor and Barbour, 1986; Saunders, 2001) hosted by felsic volcanics.

The Tulks East prospect is situated within Reid Lot 228 and within the Tulks South Property. The prospect, described in full below, consists of three massive sulphide lenses containing >6,200,000 tonnes of mineralized material hosted by felsic volcanic rocks. The massive sulphide prospects at Tulks East, Tulks Hill, Jack's Pond, and Daniel's Pond all lie along the same stratigraphic horizon and span 25 km of strike length. New discoveries of base metal sulphides along this horizon at the Boomerang Showing on the Tulks South Property, discussed below, push the total productive horizon length to 45 km.

LONG LAKE BELT

The Long Lake Belt hosts a long (>2 km length) thin (<1 meter thick) massive sulphide occurrence discovered and drill tested in 1997 by Noranda Inc and Island Arc in 2001. The "Long Lake" prospect has an inferred mineral resource, not calculated in accordance with NI43-101f requirements, of approximately 2% copper, 1% lead, 16% zinc, 38 g/t silver and 0.9 g/t gold (Alto Minerals press release, July 5, 1999) based upon calculations from five drill holes. This mineralization is hosted by felsic volcanic rocks overlain by iron-formation and graphitic sediments. Several other similar prospects have been discovered including the South Limb, East Zone, and Lucky Gnome prospects. The Long Lake belt is situated along the eastern boundary of the Tulks Belt.

TALLY POND BELT

The Tally Pond Belt hosts the Duck Pond Deposit as well as the Boundary and Burnt Pond Prospects. This volcanogenic mineralization is hosted by felsic volcanic rocks overlain by graphitic sediments. Duck Pond was purchased by Aur Resources in 2001 for $6 million. A 2001 feasibility by MRDI Canada indicates a total proven mineral reserve of 1,080,000 tonnes grading 3.4% Cu, 5.0% Zn, 0.8% Pb, 49 g/t Ag, and 0.7 g/t Au plus a total probable reserve of 4,136,000 tonnes grading 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag, and 0.8 g/t Au (Aur Resources AIF, 2003); both reserve figures conform to NI43-101f criteria. "The MRDI Study provides for a Cdn$90.9 million capital investment to develop the Duck Pond mine for production at a rate of 1,500 tonnes of ore per day over a mine life of 10.2 years" (Aur Resources AIF, 2003). The Duck Pond deposit is located 50 km northeast of the Tulks East prospect situated within the Tulks South Property.

SUMMARY OF REGIONAL MINERALIZATION

Figure 4 shows the location of significant zones of volcanogenic massive sulphide mineralization in central Newfoundland, discussed in the text above, relative to the Tulks South Property.



Buchans
Millertown
Victoria Mine
Red Indian Lake
Daniel's Pond
Tulks East
Tulks Hill
TULKS
SOUTH
PROPERTY
East Zone
South Lineament
Victoria Lake
Significant Prospects

Figure 4: Location of significant VMS prospects in central Newfoundland.

Table 2 below tabulates the published grade and tonnage characteristics of the deposits, prospects, and showings within Appalachia enabling regional comparisons between individual sulphide bodies. Note that the Tulks Belt mineralization is separated into zones of mineralization occurring within the Tulks South Property and those beyond the property boundaries.

Table 2: Compilation of Significant Tulks South Property Mineralization and Comparisons to other Significant Sulphide Accumulations

(Note: tonnes and grades are for comparative purposes only; none have been calculated consistent with NI43-101f requirements)

	Tonnes	Cu %	Pb %	Zn %	Ag g/t	Au g/t	*Reference*
TULKS BELT MINERALIZATION: Tulks South Property							
Tulks East: A-Zone	5,000,000+	0.24	0.12	1.5	8.5	tr.	Barbour and Thurlow, 1982
Tulks East: B-Zone	230,000	0.66	1.2	8.69	58.7	0.14	Barbour and Thurlow, 1982
Tulks East: C-Zone	1,000,000	less than 1% base metals					Barbour and Thurlow, 1982
Dragon Pond	Prospect	VMS alteration zone with base metals					Noranda data book, 1998
Curve Pond	Prospect	massive sulphide: 1.19% Pb, 26.2% Zn: grab					Noranda data book, 1998
Boomerang	Prospect	massive sulphide: 0.45% Cu, 2.3% Pb, 7.4% Zn over 1.8 m: ddh GA97-05					Noranda data book, 1998
Tulks West	Prospect	chloritic stockwork: 1.77%, 0.15% Pb, 0.12% Zn over 5.5 m: ddh TW78-01					Noranda data book, 1998
Tulks West	boulder	1.6	5.6	28.0	8.7 oz/t	2.5	Noranda data book, 1998
Tulks West #2	boulder	2.3	10.4	10.8			Noranda data book, 1998
Dragon Pond	boulder	0.51	20.67	20	555.4	1.4	Noranda data book, 1998
Midas Pond	Prospect	mesothermal gold: 14.75 g/t Au over 1.15 m: trench L4510W					
TULKS BELT MINERALIZATION: Outside Tulks South Property							
Tulks Hill	700,000	1.3	2.0	5.6	41	0.4	Jambor J.L. and Barbour, D.M., 1986
Jacks Pond	~1,000,000	massive pyrite, low Cu values					Royal Roads website, 2003
Daniel's Pond	1,060,000	0.47	4.13	7.71	207.15	0.5	Royal Roads website, 2003
Bobby's Pond	1,233,000	1.06	0.71	6.19	16.8	0.2	Stewart and Beischer, 1993
LONG LAKE BELT MINERALIZATION							
Long Lake	500,000	2	1	16	38	0.9	Alto website
TALLY POND BELT MINERALIZATION							
Duck Pond	6,000,000	3.4	1.1	6.4	61.4	0.9	Thundermin: June 23, 1999
BUCHANS GROUP							
Victoria Mine	Prospect	unknown representative grades					Evans, Kean, and Dunning
Buchans	16,000,000	1.3	7.6	14.50	126	1.4	Kirkham (ed), 1986
NEW BRUNSWICK							
Brunswick #12	75,126,000	0.33	3.51	8.81	98	0	Luff, 1995
Brunswick #6	12,197,000	0.4	2.15	5.43	67	0	Luff, 1995

TULKS BELT GEOLOGICAL SETTING

The Tulks South Property is wholly underlain by Tulks Volcanic Belt lithologies including felsic and mafic pyroclastics and flows, mafic dykes, intercalated sediments, and subvolcanic intrusions metamorphosed to greenschist facies. Prospective felsic volcanic rocks, shown in yellow in Figure 5, extend the 30 km length of the Property. Extensive zones of volcanogenic alteration associated with massive sulphide formation have been mapped.



N
Tulks East Deposit
6.0 Mtonnes
Low Grade
Massive Sulphide
Tulks Hill Deposit
0.75Mtonnes
1.3%Cu, 2.0%Pb,5.6%Zn
41g/t Ag, 0.4g/t Au
New Sulphide Occurrences
Cpy+Ga+Sph bearing
Altered Felsic Volcanics
R.L. 228
A.N.D.
Dragon Pond
Massive Sulphide
Cycle 2F
Siliceous Stockwork
with Py+Sph
Tulks West
Chloritic Stockwork
1.7% Cu/5.5m
Al's Keats Showing
4.68%Zn, 1.3% Cu in Grab
0.3% Zn/ 2.0m in Channel
Boomerang
Siliceous Stockwork
with Stringers Py+Sph
1.3%Zn/49.9m
Midas Pond
Qtz vein in Ser+Sil Felsic
7.4 g/t Au
Curve Pond
Showing
Baxter's Pond
Alteration Zone
Wineskin
Alteration Zone
LITHOLOGY
ARGILLACEOUS SEDIMENTS
FELSIC VOLCANICS
HARBOUR ROUND MAFICS
HARMSWORTH STEADY BASALT
IRON FORMATION
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED MAFICS AND SEDIMENTS
SANDSTONE AND CONGLOMERATE
SER.SIL.PYR.ALT.ZONE
TULKS QUARTZ MONZONITE
W-MOD.SER.PYR
0 2 4
KILOMETRES

***Figure 5. Geological map of the Tulks South Property area showing the extent of the alteration zones** (after Noranda, 1998).*

STRUCTURE

All rocks within the Tulks South Property area have suffered moderate to strong penetrative deformation, and primary textures are frequently obscured or entirely obliterated by a well developed, bedding parallel foliation. The strata are generally steeply dipping and northwest-facing. Small scale isoclinal folds with sub-vertical plunges are common but evidence of large scale folding is sparse. Two phases of foliation are mappable, and all sulphide bodies within the belt plunge to the northeast, so structural modification of massive sulphides has occurred. Later ductile (-brittle?) shear zones also transect the property trending near the orientation of the dominant foliation. These shear zones enclose large areas of argillic alteration which are locally gold-bearing. Younger high angle faulting is interpreted to offset structural-stratigraphic units by up to 500 m in places.

PROPERTY MINERALIZATION

Figure 6 shows the outline of the Tulks South Property area and the location of the most significant mineralized zones within the Property.



TULKS EAST
A,B,C ZONES
CHLORITE STOCKWORK
CURVE POND
MASSIVE SULPHIDES
ALTERATION ZONE
ALTERATION ZONE
WINESKIN AREA
GOLD ZONE
over 3.6m

Figure 6: Outline of the Tulks South Property showing the relative locations of the most significant mineralization.

TULKS EAST

The Tulks East prospect represents the largest accumulation of massive sulphide in the Tulks Volcanic belt found to date. Three lenses, termed the A-, B-, and C-Zones have been outlined by geophysics and drilling. Together the sulphide mineralization contains an estimated 6.2+ million tonnes of base metal bearing massive sulphide, summarized in Table 3 (Barbour and Thurlow, 1982). This is an estimate only, and is not calculated to NI43-101f standards.

Table 3: Tulks East MineralizationSummary (Barbour and Thurlow, 1982)

ZONE	TONNAGE	GRADE				
	(tonnes)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
A-Zone	5,000,000+	0.24	0.12	1.5	8.5	tr.
B-Zone	230,000	0.66	1.26	8.69	58.7	0.14
C-Zone	1,000,000	< 1 % combined base metals				

The Tulks East prospect was discovered in 1977 by Abitibi-Price during follow-up of AEM targets northeast of the Tulks Hill discovery. A large grid was established and subsequently surveyed by soil geochemistry, magnetics, VLF-EM, Max-Min, and gravity surveys. Approximately 70 diamond drill holes have outlined three stratiform lenses of massive sulphide.


N
3000W
4600W
5400W
TE-74
TE94-02
TE-72
T.E. 37
T.E. 35
T.E. 28
T.E. 4
T.E. 36
TE-73
T.E. 33
T.E. 30
T.E. 31
T.E. 32
T.E. 29
T.E. 10
Zone C
Zone B
Zone A
T.E. 18
0
0.1
0.2
Kilometers
SOIL GEOCHEMISTRY
Pb (ppm)
280 to 6,480
65 to 280
30 to 65
0 to 30
LITHOLOGY
BLACK SHALE
FAULT GOUGE
FELSIC VOLCANICS
MAFIC VOLCANICS
MASSIVE SULFIDE
MIXED FELSIC AND SEDS.
SER.SIL.PYR. ALT. ZONE
W-MOD. SER.PYR ALT. ZONE

Figure 7. Geology of the Tulks East Prospectt (after Noranda, 1998).

The Tulks East prospect stratigraphy consists of a 1 km thick sequence of felsic volcanics overlain by 200 m of graphitic argillite intruded by mafic dykes which is, in turn, overlain by 200 m thick hangingwall quartz phyric felsic volcanics. The three sulphide lenses comprising the Tulks East prospect form the largest sulphide accumulation in the Tulks belt and are situated within the top 60 m of the lower felsic volcanic unit. The A, B, and C

lenses all provide distinct VLF and HLEM anomalies which are coincident with broad gravity highs (Noranda staff, 1998). The B-Zone is situated 15 m stratigraphically above the A-Zone whereas the C-Zone is situated 250 m east of and along strike from the A-Zone.

A-Zone

The A-Zone grades laterally from a barren pyrite core near surface to average 5% base metals along its bottom edge. Hole TE99-04 intersected the down-plunge continuation of the A-Zone sulphide lens on L4200W. Hole TE99-04 intersected 28.0 meters true thickness of massive sulphides including 7.0 m of 5.1% zinc, 5.0 m of 1.2% copper, 7.0 m of 0.5 oz/ton silver, and 6.0 m of 0.83 g/ton gold in a 12 meter zone at the center or the massive sulphide interval. The zonation pattern in TE99-04 is consistent with Appalachian massive sulphide deposits and is the first drill hole to intersect geochemically signicant amounts of copper, silver, and gold. A plot displaying the relative proportions of copper versus zinc through the A-Zone massive sulphide in TE99-04 is shown in Figure 8.


TE99-04: A-Zone Massive Sulphide
Copper
Zinc
Assay Value (ppm)
100000
10000
1000
100
10
1
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Downhole Depth (232.2-261.8m)

Figure 8: Cu-Zn zonation within the Tulks East A-Zone sulphide lens, hole TE99-04.

The core of the A-Zone lens contains sulphides in excess of 100 ft (30 m) thick, as in hole TE-32 on L4600W where the sulphide contained <1% combined base metals. Noranda in 1994 drill tested the down-plunge extension of the A-Zone lens on L3600W and intersected 0.73% copper, 3.1% zinc, 30 g/t silver, and 0.39 g/t gold over 1.1 m in drill hole TE94-01 which extends the length of the A-Zone massive sulphide more than 100 meters down plunge. The drill hole intersected the thin upper edge of the projected A-Zone trend. The nearest drill hole, TE-74 drilled in 1982(?) 500 ft (150 m) vertically below and on section with TE94-01, intersected black chlorite-altered stockwork mineralization and is associated with an off-hole Pulse-EM anomaly. The A-Zone sulphide lens is interpreted to extend between these two holes and remains untested at depths below -1300 ft (-400 m). The grade of the A-Zone lens has steadily improved to depth.


4600N
5000N
5400N
5800N
6200N
1600ELEV.
1200ELEV.
800ELEV.
400ELEV.
0
-400ELEV.
-800ELEV.
TE-23
TE-38
TE-28
TE-94-1
TE-74
C - ZONE
(67.7m) 222'
(262.7m) 862'
(519.4m) 1704'
(767.2m) 2517'
1.1m Massive Sulphide @
0.73% Cu, 3.1% Zn
Tulks East
Fault
Altered Felsic
Felsic Volcanics
Argillite
Mafic Volcanics
Massive Sulphides
0 200 400
metres

***Figure 9. Cross section L3600W of hole TE94-01 and TE-74** (after Noranda, 1998).*

B-Zone

The B-Zone was discovered by Abitibi in 1978-1980. This massive sulphide lens lies 15 m stratigraphically above the A-Zone. The B-Zone has an inferred mineral resource calculated by Abitibi and BP-Selco (Barbour and Thurlow, 1982)(does not conform to 43-101F standards) of 230,000 tonnes grading 0.66% Cu, 1.2% Pb, 8.69% Zn, 58.7 g/t Ag, and 0.14 g/t Au.

Abitibi inferred the B-Zone massive sulphide lens was truncated by faulting at –100 m depth and did not exist below this level. Drilling in 1999 established that the fault which truncated the B-Zone at –100 meters migrates out of section at –250 meters depth and that the B-Zone stratigraphy exists untested below this depth.

C-Zone

The C-Zone is virtually untested below 70 m vertical depth. Drill hole TE-35 failed to hit massive sulphides at 150 m vertical depth and this constrains the down plunge location of the C-Zone lens however hole TE-72 intersected 15 m of intense black-chlorite altered felsic volcanics associated with a strong off-hole Pulse-EM anomaly at 300 m below surface indicating the untested continuation of the C-Zone lens to depth.

The C-Zone is described in the c.1980 drill logs as being comprised of two separate massive sulphide horizons. Recent structural mapping suggests that the C-Zone is the folded continuation of the composite A-Zone / B-Zone sulphide lenses. The area of the C-Zone is relatively untested and has excellent exploration potential for near surface mineralization.

BOOMERANG PROSPECT AREA

The Boomerang area lies at the southwestern end of the Tulks South Property and is underlain by felsic volcanic rocks and overlain by fine-grained, commonly graphitic sedimentary rocks. This sequence is interpreted as the along-strike equivalent of the Tulks East stratigraphy. Asarco outlined various VLF-EM conductors and soil anomalies within this area prior to 1975 and subsequently drilled holes on various targets. Six of these holes intersected the "Boomerang Alteration Zone" hosted by pyritic altered felsic volcanic rocks. Linecutting, magnetic, VLF-EM, and HLEM geophysical surveys by Abitibi and BP coupled with mapping and various geochemical surveys outlined a 3 km zone of strong alteration with areas of geochemically high base metals and an outcrop of massive barite-quartz vein. Abitibi drilled 9 holes in the area in 1979 however five holes failed to penetrate the overburden. All four bedrock holes intersected altered felsic tuffs with traces of base metal sulphides. Noranda regridded the entire area beginning in 1994 and redid all the geophysical surveys plus gravity surveying. The company also completed mapping and soil geochemical surveys.


N
GA-97-06
GA-97-08
GA-97-05
GA-97-07
GA-95-04
GA-96-3
GP-13
GA-95-01
12700 N
GP-09
GA-95-02
BARITE OCCURRENCE
12200 N
Possible NE Extension of the Favorable Contact.
0
0.25
0.5
Kilometers
35E
40E
45E
LITHOGEOCHEMISTRY
ISHIKAWA INDEX
80 to 90
70 to 80
LITHOLOGY
BARITE
CARB.SIL. ALT. ZONE
SILICA-CARB.-PYR BEARING SED.
FELSIC PYROCLASTICS
GABBRO
MAFIC VOLCANICS
MIXED MAFIC AND SED.
QFP
SER.PYR.ALT ZONE

Figure 10. Geological compilation of the Boomerang Grid (after Noranda, 1998).

Noranda began drilling targets late in 1993 and in 1997 intersected a narrow high grade massive sulphide lens in hole GA97-05 grading 0.46% copper, 2.63% lead, 7.4% zinc, 76.5 g/t silver, and 0.67 g/t gold over 3.6 m (core length) at a vertical depth of 500 m below surface. The closest hole to GA97-05 is GA95-01 which intersects the sulphide horizon 350 m vertically above the GA97-05 yielded assays averaging 1.3% zinc over 49.9 m. Hole GP93-03 was drilled 300 m west of GA95-01 and intersected 0.7% zinc and 0.22% lead over 32.9 m at 100 m vertical depth below surface. Drilling has outlined a large area of base metal-bearing alteration enveloping zinc-rich massive sulphides intersected in one drill hole which remains open in all directions. The alteration and mineralization at the Boomerang alteration zone compares favourably with other volcanogenic massive sulphide-bearing alteration zones within the Tulks Volcanic Belt.



12400N
12800N
Lateral projection
of the Barite Vien
Hole GA-95-08
150 west of section
Hole GA-95-01
Hole GA-97-05
380M
280M
180M
80M
-20M
-100M
SILICEOUS STOCKWORK
with Py+SPH
179.8-199.8m 1.69% Zn/20.0 metres
including 3.08%Zn/3.0m at 183.8
199.8-218.8m 0.45% Zn/19.0 m
including 1.15% Zn/2.0m at 206.
and 214.8
218.8-229.5m 2.09% Zn/10.7 m
including 0.38% Cu, 2.49&% Pb
and 11.8% Zn/0.2m
HANGINGWALL
SEQUENCE
0.45%Cu, 2.83%Pb, 14.2%Zn
39.7 g/t Ag over 0.5m
BAXTER'S
FAULT ZONE
UNKNOWN THICKNESS
Cross section
L 3800E
0.18%Cu, 0.32%Pb, 0.72%Zn/25.5m
0.02%Cu, 0.06%Pb, 0.1%Zn
133.2 g/t Ag and 0.37 g/t Au
over 6.45m (True Thickness)
0.46%Cu, 2.63%Pb,
7.4%Zn, 76.5g/t Ag/1.8m
(True Thickness)
FELSIC
HYDROTHERMAL SEDIMENT
LAMINATED GRAPHITIC SEDIMENT
MAFIC FLOW AND INTERCAL FLK PY
MASSIVE SULFIDE
SILICIFIED AND PYRITIZED FELSIC
BARITE VEIN
STOCKWORK MINERALIZED ZONE

Figure 11. Cross section of hole GA95-01 and GA97-05 *(after Noranda, 1998).*


W
E
3200E
3400E
3600E
3800E
4000E
GP-80-13
GP-76-09
GP-93-03
0.7% Zn
0.22% Pb
32.9m (core)
GA-96-04
GA-95-01
1.3%Zn
49.9m (core)
Stringer
Sulfide
GA-95-08
0.45% Cu
2.83% Pb
14.2% Zn
39.7 g/t Ag
0.5m(core)
GA-96-03
200
300
100
0
-100
GA-97-06
Massive Sulfide
Intersection
Precious Metal
Intersection
GA-97-05
133.2 g/t Ag
0.37 g/t Au
12.9m (core)
6.45m (true)
GA-97-05
0.45% Cu
2.3% Pb
7.4% Zn
76.5 g/t Ag
0.67 g/t Au
3.6m (core)
1.8m (true)
Area of high grade
precious and basemetal

Figure 12. Longitudinal section of the Boomerang Alteration Zone (after Noranda, 1998).

BAXTER'S POND - PAT'S POND - CURVE POND AREA

The Baxter's Pond area lies at the southwest end of the Tulks Volcanic Belt and is underlain by a sequence of bimodal volcanic rocks and related clastic sediments. The area encompasses a number of tabular, conformable volcanogenic alteration zones which define a second alteration-and-sulphide producing volcanogenic horizon distinct from the Tulks East stratigraphy. The Curve Pond hydrothermal alteration zone hosts a 4 m wide massive sulphide zone overlain by ferruginous sedimentary rocks.

Prior to 1975, Asarco conducted exploration programmes covering approximately 40% or the area with geological mapping, linecutting, soil sampling, VLF-EM, and magnetic surveys. One large pyritic gossan alteration zone, similar in scale to those associated with the Tulks Hill and Tulks East prospects was discovered 800 m northeast of Baxter's Pond. In 1979, Abitibi Price continued geophysical, geochemical, and geological surveys to cover the area between the 1978 Tulks West programme and the old c.1975 Asarco grid, and to fill in ungridded areas not covered between Tulks West and Pats Pond. Selected areas were screened by HLEM surveys. Between 1985 and 1991, BP Resources carried out geological mapping and prospecting, recheck and infill soil sampling, and further VLF-EM and magnetics surveys. This work led to the discovery of a 4 m wide massive sulphide occurrence at Curve Pond in 1990 consisting of pyrite with 3.1% copper and 1.8% zinc over 0.15 m at the stratigraphic top of the zone. BP drilled five holes before discontinuing Newfoundland operations. Noranda completed additional linecutting, geological, geophysical and geochemical surveys and drilled an additional two holes to test the along strike potential of the zone.


GP-93-01
Baxter Fault
95 PATS POND EXT
Massive PY boulder
390Cu,124Pb,228Zn IN BASAL TILL
BAXTER
POND
Massive PY boulder
CURVE POND MASSIVE SULFIDE
3.1%Cu,1.8%Zn\0.15m
GP-93-02
GS-4
GP-94-01
GS-3
GS-5
GS-1
GS-2
ARGILLACEOUS SEDIMENTS
INTERBEDDED FELSIC TUFF AND SEDS.
FELSIC PYROCLASTICS
IRON FORMATION
MAFIC INTRUSION
MAFIC VOLCANICS
MASSIVE SULFIDES
RHYOLITE FLOW
SER.PYR.ALTERATION ZONE
TUFFACEOUS SEDIMENTS
GEOCHEM TILL
Pb (ppm)
53 to 95
32 to 53
GEOCHEM SOIL/TILL
Pb (ppm)
230 to 2400
50 to 230
0 250 500
METRES

Figure 13. Geological compilation of the Curve Pond - Pats Pond Grid (after Noranda, 1998).

The Curve Pond massive sulphide zone is 4.0 m thick on surface and has assayed up to 26.2% zinc and 1.19% lead from surface grabs of the zinc-rich stratigraphic top of the lens. Trenching and drilling has outlined a strongly ferruginous sedimentary lithology interpreted as iron-rich exhalite which overlies the massive sulphide and is traceable for 4 km along strike. Drilling prior to 2002 adjacent to the sulphide showing intersected either a fault with massive sulphide clasts or iron-rich chloritic sediments also with massive sulphide clasts. Some evidence of synclinal folding is suggested. Exploration results from this area are more fully described below under the section "Exploration By Messina Minerals".

TULKS WEST AREA

The Tulks West area hosts numerous base metal occurrences associated with altered felsic volcanic rocks and is the southwesterly continuation of the sulphide-bearing horizon which has been traced from Tulks East through Tulks Hill to the Tulks West area over >8 km strike length. Asarco and Abitibi had done various geological, geochemical, and geophysical programs in the area. Abitibi in 1978 drilled several holes and discovered stockwork copper mineralization within strongly chlorite-altered felsic volcanics similar to the Tulks Hill and Tulks East occurrences. The best drill hole, TW78-01, intersected 5.5 m assaying 1.77% copper with minor lead and zinc just below surface. BP drilled a series of 5 holes in proximity to hole TW78-01 testing for extensions of this copper stockwork zone. TW-12 was drilled as a 90 m step-back from hole TW78-01 and intersected 1.15% copper over 2.63 m at a vertical depth of 70 m which is the deepest intersection to date on this alteration. The copper mineralization is hosted within a zone of strong chlorite-altered felsic volcanic rocks 20 m thick and extending over 250 m along strike. This chlorite

alteration is mantled by a sericite-chlorite halo which can exceed 50 m thick. Noranda conducted a gravity survey and drilled three holes on weak gravity anomalies, intersecting altered felsic volcanics in each case. The copper-bearing chlorite stockwork zone is untested at depths below 70 m vertical and sporadically drilled along strike at shallow depths.



ALLSOIL
Cu (ppm)
107 to 610
40 to 107
FELSIC PYROCLASTICS
GRAPHITIC SEDIMENTS
SEDIMENT
MAFIC INTRUSION
MAFIC VOLCANICS
SER.CHL.PYR ALTER. ZONE
N
TW-96-2
Massive sulfides boulder
1.6%Cu,28.0%Zn,5.6%Pb
TW-96-1
1.5%Zn\GRAB
1.5% Cu\5.5m
TW-94-01
TW-12
TW-94-02
TW-96-3
TW-1
T-164
TW-6
TW-2
TW-11
T-145
TW-5
1.0% Cu\0.5m
TW-9
T-163
TW-4
Tx-4
TW-3
TW-10
Massive sulfides boulder
10.8%Zn,10.4%Pb,2.3%Cu
Multi-element soil anomalous zone
associated with silica-sericite alteration
0
250
500
METRES

Figure 14. Geological compilation of the Tulks West Grid (after Noranda, 1998).



TW-12
T-163
TW-1
TW-9
AZI. 152
1.7%Cu/5.5m
2.1% Cu/0.6m
3.5% Cu/1.2m
1.15%Cu/2.63m
Lithology
Altered Felsic Tuff
Chloritic Stockwork
Felsic Tuff
Carbonatized tuff
overburden
Sediments
Cross Section
Line 3000E
Looking Northeast

Figure 15. Cross section of the Tulks West Chloritic Stockwork (after Noranda, 1998).

Massive sulphide boulders were also located during mapping surveys in 1994 at the Tulks West grid area. One angular 100 kg boulder consisting of banded massive sphalerite, pyrite, chalcopyrite, and magnetite assayed up to 28% zinc, 5.6% lead, 1.59% copper, 8.7 oz/ton silver and 2.5 g/t gold. Another similar boulder was found one year later which assayed 10.8% zinc, 10.4% lead and 2.3% copper. The source of these boulders has not been located.

DRAGON POND AREA

BP explored for gold to within approximately 5 km of the "Dragon Pond" grid area during the mid-1980's. In 1993, Noranda began following up untested airborne EM anomalies associated with historic Asarco base metal soil anomalies. Noranda outlined several base metal till anomalies associated with altered felsic volcanic rocks and consequently in 1993 established a linecut grid and completed HLEM, magnetometer, VLF-EM, gravity, and detailed basal till surveys plus detailed mapping. The altered felsic horizon has been traced along a 4.6 km strike length. Traces of base metal sulphides have been observed locally within the alteration zone.


N
-200 E
800 E
1800 E
2400E
3200 E
4000 E
5000E
3000N
DP-96-07
DP-95-04
DP-96-08
DP-95-03
DP-95-02
DP-95-01
DP-95-06
DP-95-05
High grade sub-angular boulder with 0.5%Cu,20%Pb,20%Zn 555 g/t Ag,1.4 g/t Au
Silicified Felsic Tuff 3.7% Cu in grab
20.0m W to Mod. Chl+Ser Alt. Tr.-2%Po, 5-10% St.Py
3.7m W to Mod. Chl+Ser alt. Tr-1%Po+Tr Cpy,5% ST.Py
Massive sulphide boulder 3.6%Cu,1.98%Zn,8.29 oz/t Ag
Mass. sulphide float with base metal seams
ARGILLACEOUS SEDIMENT
FELSIC PYROCLASTICS
FERRUGINOUS SEDIMENT
LOCALLY ALT. FELSICS
MASSIVE SULFIDE
SER.CHL.ALT.ZONE
SER.PYR. ALT. ZONE
SILICIFIED SEDIMENTS
Lithogeochemistry
By Ishikawa
80 to 98.7
70 to 80
60 to 70
0 KILOMETERS 1

Figure 16. Geological compilation of Dragon Pond Grid (after Noranda, 1998).

Noranda followed this work in 1994-1995 with an eight hole diamond drill program over the altered felsic volcanic horizon. Noranda intersected 25 cm of massive pyrrhotite-magnetite-arsenopyrite which is overlain by a ferruginous sedimentary horizon similar in setting to the New Brunswick Bathurst #6 and #12 ore bodies. The best assays come from hole DRP95-01 which intersected 0.74 m grading 0.35% copper, 0.04% lead and 0.45% zinc. Some additional linecutting, geophysical surveying, prospecting, mapping, and very selective diamond drilling was completed in 1996 on targets along this horizon. The style

of alteration and mineralization at Dragon Pond suggests it is related to a primary volcanogenic hydrothermal system.

Massive sulphide boulders have also been located on the Dragon Pond grid. Several boulders consist of massive pyrite. One boulder located at L200E at 2430N assayed 20.0% zinc, 20.67% lead, 0.51% copper, 555.4 g/t silver, and 1.4 g/t gold. A short trench was dug at this boulder location and a second massive sulphide boulder of 100 kg size was pulled from the rubble and assayed 3.6% copper, 1.98% zinc, and 8.29 oz/ton silver. The source of these boulders has not been located.

GOLD TARGETS

MIDAS POND

The Midas Pond gold prospect is located in the southern end of the Tulks South Property. The prospect was discovered during follow-up of a detailed lake bottom survey by BP in 1986. BP conducted extensive exploration work including linecutting, soil- and till-geochemical surveys, magnetic and VLF-EM geophysics, considerable Wajax and backhoe trenching, followed by 19 diamond drill holes. Gold was discovered in quartz veining and intense argillic alteration within the "Midas Pond" shear zone. The gold is confined to a 200 m wide alteration package traceable for over 2,000 m which cuts highly deformed mafic and altered felsic tuffaceous rocks. A discrete gold "zone" is sporadically mineralized over a width of 10 - 12 m and extends along a strike length of 800 m. This gold "zone" appears to increase in width with depth. Selected gold assays include 7.3 g/t gold over 0.9 m in hole GP-21 and 14.74 g/t gold over 1.15 m from the L4510W trench. The Midas Pond gold prospect is interpreted to be a mesothermal lode gold prospect.

DRAGON POND - WEST TULKS

Exploration in the Dragon Pond area was initiated by Asarco in 1966-1967 and included reconnaissance prospecting and soil sampling. The soils were archived until 1986 when BP assayed them for gold plus 30 element ICP. Numerous anomalous gold values were identified which confirmed anomalies in lake bottom sampling also done by BP. Prospecting near the contact between the Harbour Round Formation and the Tulks Volcanic Belt yielded grab samples up to 20 g/t gold. Quartz-arsenopyrite and quartz-pyrite – galena – sphalerite - chalcopyrite veins were also found by BP near West Tulks Pond during 1987-1988. These thin veins cut sheared chlorite-carbonate altered rocks and gave assay values of 7.3 g/t gold over 2.0 m from channel samples. This alteration zone is situated 5 km along strike to the northeast from the Dragon Pond massive sulphide occurrence.

EXPLORATION BY MESSINA MINERALS INC.

Field work began in mid-August and continued to mid-October, 2002. Four areas were pre-selected for detailed mapping and diamond drilling during 2002. The areas were Midas Pond, Tulks West, Curve Pond, and Wineskin. Midas Pond is a gold target, the remaining three are base metal targets.

Detailed surface mapping around the four target areas included surface rock sample assaying and whole rock sample collection. Outcrop locations were all GPS'd and outcrop descriptions were entered into a correlated database. All the grids from which 2002 drilling

was undertaken were re-established by relabelling, with some brushing out of lines, and pickets/lines/baselines were systematically GPS'd. Part of the general program of detailed mapping included GPS'ing road networks and other features.

The diamond drilling program began August 21st and drilling was completed by September 11th, 2002. A cumulative total of 1,196.9 meters of drilling was completed in twelve drill holes. All drill core was retrieved from the drill and driven directly to the Newfoundland Department of Mines and Energy core storage facility in Buchans where the footage tags were changed, the core logged, sampled, and placed directly into core racks onsite in the "new" Newfoundland Department of Mines and Energy core storage building commissioned this year. Core samples were obtained by sawing the core with a diamond saw and placing half the core in sample bags, while half was retained in the core box. The bagged samples were tagged and sealed, then placed in larger fiber bags which were also sealed and shipped to the lab for analysis. A total of 94 core samples were submitted for analysis at Eastern Analytical Limited of Springdale, NF. A total of 26 core samples were submitted for whole rock analysis at XRAL Laboratories.

The 94 samples submitted to Eastern Analytical were analyzed for Cu, Pb, Zn, and Ag by aqua regia digestion with AA finish, and Au by fire assay with AA finish. Base metal results above the upper detection limit for geochemical determinations were routinely assayed to provide quantitative numbers.

The 26 samples submitted to XRAL Laboratories in Toronto were analyzed for 70 element ICP (code ICP70), major and trace element XRF (code XRF103), and for Hg by CV AAS (code CHM20). Standard preparation procedure is to dry, crush to >2mm, riffle to a maximum split of 250 g and mill in chrome steel mill to 75 micron size.

MIDAS POND (GOLD)

The Midas Pond gold prospect is located in the southern end of the Tulks South Property. The prospect was discovered during follow-up of a detailed lake bottom survey by BP in 1986. BP conducted extensive exploration work including linecutting, soil- and till-geochemical surveys, magnetic and VLF-EM geophysics, considerable Wajax and backhoe trenching, followed by 19 diamond drill holes. Gold was discovered in quartz veining and intense argillic alteration within the "Midas Pond" shear zone. The gold is confined to a 200 m wide alteration package traceable for over 2,000 m which cuts highly deformed mafic and altered felsic tuffaceous rocks.

The geology of the Midas Pond gold zone is shown in the accompanying figure. Previous drilling (collar locations) are shown as small blue circles. The lateral extent of the alteration which hosts the gold remains open in both directions.



Soil Geochemistry
Au (ppb)
75 to 1845
25 to 75
10 to 25
0 to 10
LITHOLOGY
MAFIC BRECCIA
FELSIC VOLCANICS
BANDED MAFIC
MAFIC VOLCANICS
MIXED MAFICS AND SEDS.
MINOR PYROPHYLLITE
INTENSE PYROPHYLLITE
Glitter Pond
0
250
500
meters
4300n
4000N
54W
50W
46W
42W
38W
34W
GP-37
GP-27
GP-26
GP-25
GP-24
GP-12
GP-23
GP-36
GP-35
GP-31

***Figure 17: Geology of the Midas Pond Grid** (after Abitibi, 1986; Noranda, 1998).*

A Messina Minerals compilation and re-interpretation of Midas Pond data shows a discrete gold "zone" sporadically mineralized over a width of 10 - 17 m and extending along a strike length of 500 feet, as summarized in the following table. This gold "zone" appears to increase in width with depth. Selected gold assays include 7.3 g/t gold over 0.9 m in hole GP-21 and 14.74 g/t gold over 1.15 m from the L4510W trench. The Midas Pond gold prospect is interpreted to be a mesothermal lode gold prospect (Evans and Wilton, 2000).

Table 4: Midas Pond drill hole assay results by section.

Hole #	East_ft	North_ft	Dip	Azimuth	Depth_m	Min'l'z'd
GP-37	-3700	4110	45	154	170.37	No
GP-27	-3900	4055	45	153	109.70	No
GP-26	-4000	4035.1	45	153	79.20	1.35g Au, 13.8g Ag over 2.0m
GP-25	-4100	4011.6	45	153	75.60	No
GP-24	-4200	3976	45	153	61.00	0.68 g Au over 5.2m
GP-22	-4300	3942	45	153	61.00	Weak
GP-20	-4308	3618	45	153	76.20	1.7g Au, 0.9g Au over 8.3m
GP-36	-4400	3790	45	334	155.44	Au not recorded
GP-23	-4450	4000	45	153	182.90	Weak 17m
GP-21	-4450.3	3948.3	46	155	112.80	1.4g Au over 9.6m; incl 7.3g over 0.9m
GP-35	-4500	3770	45	334	148.74	Weak 16m
GP-28	-4600	3862.1	45	153	61.00	Weak
GP-19	-4675	3792	45	153	147.21	No
GP-29	-4700	3857.5	45	153	66.40	No
GP-34	-4700	4034	55	154	63.70	No
GP-33	-4900	4074	45	154	76.81	No
GP-32	-5200	3678.2	45	333	121.90	No
GP-30	-5200	3687.3	45	153	66.10	No
GP-31	-5200	3775	45	153	25.30	Overburden

The table lists holes and assay results in geographic order from north to south. Most drill holes reached only +/-60 meters depth, or perhaps 50 meters vertical depth. Two NQ-size drill holes tested the Midas Pond gold zone in 2002. Structural interpretation of the Tulks volcanic belt indicates mineralization is strongly controlled by a northeast plunging lineation. The holes target the down dip and plunge extent of the core of the gold zone.


Tulks Valley Road
GP 27
GP 26
GP 25
GP02-38
Glitter Pond
Midas Pond
Lic 6551M

Figure 18: Midas Pond drill collar location map for GP02-38 and GP02-39, plus other previous Glitter Pond/Midas Pond holes all located using GPS.

Drill hole GP02-38 was drilled from UTM 476745mE 5365220mN at –45° dip, 150° azimuth to a final depth of 65.5m. A 13.7m length of casing was left in the hole despite attempts to extract it. The hole cored intense argillic alteration in the form of pyrophyllite(?) or a hydrous talcose sericite which set like concrete and prevented the casing from being withdrawn. A total of 18 samples were assayed for gold from this hole. Assay series 79651-79668.

Hole GP02-38 intersected a sequence of sericite-altered felsic volcanics to 52.5m, then a "Mineralized Zone" from 52.5m to 57.8m, then a carbonate-altered mafic volcanic (the "Banded Mafic Unit" from previous drilling). The mineralized zone is a shear zone focussed along the contact between felsic and mafic units which is pervasively sericite – carbonate altered and overprinted by two stages of chaotic carbonate-quartz (early) and quartz-carbonate (late) veins. The early veins contain coarse clots of cubic pyrite. The later veins contain trace disseminated fine-grained pyrite.

Hole GP02-38 assayed 1.46 g/t Au over 5.3 meters through the mineralized zone. The best individual assay (sample 79660) was 4.75 g/t Au over 0.5 meters at 56.5m to 57.0m depth. Sample 79661 contains mostly late quartz–carbonate vein with trace fine-grained pyrite from the interval 57.0-57.3m over 0.3m. This sample assayed 258 ppb Au. Sample 79662 contains mostly early carbonate-quartz veins with minor clots of coarse pyrite, including a

5cm greenish carbonate(?) at 57.75m from the interval 57.3-57.8m over 0.5m. This sample assayed 1.51 g/t Au. The footwall carbonate-altered "banded mafic" unit assayed 0.20 g/t Au over 2.1m from 58.5-60.6m. This footwall 'zone' contains minor quartz-carbonate-black chlorite veins with coarse cubic pyrite.

Drill hole GP02-39 was drilled beneath drill hole GP02-38 to test the down-depth continuity of the veining. Hole GP02-39 was collared from the same location at UTM 476745mE 5365220mN at –65° dip, 150° azimuth to a final depth of 103.6m. A 16.4m length of casing was pulled from this hole. A total of 15 samples were assayed for gold from this hole. Assay series 79669-79683.

Hole GP02-39 intersected a sequence of sericite-altered felsic volcanics to 81.2m, then a "Mineralized Zone" from 81.2m to 89.6m, then a subvolcanic felsic porphyry dyke from 89.6-95.5m, then a narrow carbonate-altered mafic volcanic (the "Banded Mafic Unit" from previous drilling) at 95.5-96.8m then bottoming in coarse tuffaceous felsic volcanic. The mineralized zone contains fewer, weaker veins which contain much less pyrite. The best assay from hole GP02-39 was 118 ppb Au over 0.6 meters at 89.0-89.6m. No other assay was above 100 ppb.

LICENCE 6549M: TULKS WEST

A total of four drill holes totaling 522.4 meters of drilling was completed to follow up base metal stringer and disseminated mineralization previously intersected in drill core, associated with EM conductors, along strike from the Tulks Hill massive sulphide lenses.

Tulks West Licence 6549M hosts the southwestern extension of the Tulks Hill massive sulphide alteration stratigraphy. Tulks Hill contains a mineral inventory of approximately 730,000 tonnes contained within four sulphide lenses with a weighted average grade of approximately 1% Cu, 2% Pb, 5.5% Zn, 0.4 g/t Au, and 45 g/t Ag (Saunders, 2001), not calculated in accordance with NI43-101f guidelines.

The Tulks West area hosts numerous base metal occurrences associated with altered felsic volcanic rocks and is the southwesterly continuation of the sulphide-bearing horizon which has been traced from Tulks East through Tulks Hill to the Tulks West area over >8 km strike length.

Hole TX02-01 targeted the area of TX79-05 stringer zone mineralization and coincident HLEM – soil geochemistry anomalies. The location of TX79-05 is uncertain and could not be located. During set-up of the drill at hole TX02-01, an outcrop of base metal bearing stringer mineralization was discovered approximately 100 m along strike. A chloritic sediment was noted along the southeastern margin of the target felsic horizon which contains large agglomeratic felsic boulders. Based on the presence of stringer mineralization along a potentially favourable stratigraphic contact, an alternate drill collar was located pending visually positive results from TX02-01.

TX02-01 was drilled at –45° dip, 150° azimuth to a final depth of 147.8 meters and encountered 12.2 meters of overburden. The casing from this hole was pulled due to the high cost of leaving it in the ground. Hole TX02-01 intersected tuffaceous chloritic

sediment from 14.3-20.5 meters and then strongly chloritized tuffaceous felsic volcanic rocks from 20.5m to 147.8m EOH containing pyrite-pyrrhotite stringers locally with chalcopyrite, sphalerite, and arsenopyrite.

Eight samples collected from TX02-01 (samples 79698-79705) were analyzed at Eastern Analytical. Sample 79698 assayed 0.73% Cu, 42.8 g/t Ag and 0.71 g/t Au which included a 5cm stringer of pyrrhotite-chalcopyrite-arsenopyrite within altered felsic tuff. Sample 79702 assayed 14.0 g/t Ag and 0.92 g/t Au from a similar sample.

Based upon the positive visual results of drill hole TX02-01, hole **TX02-02** was collared 100 meters along strike at 480696mE 5369267mN and drilled at –45° dip, 150° azimuth to a final depth of 100.3 meters. Hole TX02-02 encountered only 3.3 meters of overburden. The casing was left in the hole.

Hole TX02-02 intersected moderately to strongly chloritized felsic volcanic rocks from top to 100.3 m EOH. A sub-unit from 21.3-70.0 m contained 5 mm - 10 cm stringers of massive pyrrhotite-pyrite locally containing red sphalerite. No samples were collected for assay since the mineralization is identical to hole TX02-01. Five samples (79711-79715) were collected for lithogeochemical analysis. Two of these contained anomalous Hg.

The area of drill holes TX02-01, TX02-02, and presumably TX79-05 has a favourable stratigraphic horizon for massive sulphide deposits at or near the chloritic agglomeratic sediment / altered felsic contact. The felsic volcanic rocks are intensely, pervasively altered throughout the local area. The felsic unit contains stringers of iron sulphide containing base metals. There is a positive correlation with arsenopyrite, antimony, and mercury which are all characteristic of hydrothermal activity related to massive sulphide formation. The HLEM conductor tested by TX02-01 and TX02-02 is explained by the package of stringer sulphide mineralization contained primarily within a restricted felsic subunit. This altered and mineralized sequence could lead laterally towards massive sulphide, however no vector towards this style of mineralization has been determined.

Hole TX02-03 targets a presumed felsic volcanic unit which lies approximately 500 meters across strike from the felsic targeted with TX02-01 and TX02-02. TX02-03 was collared at UTM 481225mE 5369888mN on the Noranda Cycle 2F Grid targeting a short, weak HLEM conductor with coincident Cu-Pb-Zn soil geochemistry within a zone of mapped felsic alteration, and drilled at –45° dip, 150° azimuth to a final depth of 121.9 m EOH. A 7.8 m section of casing was left in the hole.

Hole TX02-3 intersected a sequence of chlorite altered tuffaceous volcanics from top to 121.9m EOH. The volcanics appear to be comprised of both mafic and felsic tuff units, however the strong pervasive alteration masks the protolith. The matrix of the tuff units is comprised of medium green to black chlorite, white carbonate, and sericite. Felsic tuffaceous clasts such as quartz-porphyritic rhyolite, siliceous grey felsite (rhyolite?), stretched cherty fragments, as well as quartz augen are preserved. This area is more strongly sheared and flattened relative to the area of holes TX02-01 and TX02-02.

Various zones of mineralization were noted. The upper portion of hole TX02-03 contains zones of late stage, white carbonate alteration and associated brecciation and veining which contains galena, sphalerite, and chalcopyrite. Sample 79722 is an example of this style of mineralization (see below) which assayed 0.25% Cu, 0.42% Pb, 2.80% Zn and 12.0 g/t Ag over a 0.30 m interval. Early stage zones of black hydrothermal chlorite with buckshot pyrite and associated chalcopyrite occur from 36.4m downhole but are common from 73.3 m to 121.9 m EOH. Sample 79774 is an example of this mineralization which assayed 1.43% Cu and 9.93 g/t Ag over a 0.30 m interval. Sample 79776 is another example which assayed 0.23% Cu, 1.12% Zn, and 2.3 g/t Ag over a 0.5 m interval.

Drill hole TX02-04 was collared at UTM 482220mE 5370620mN located 30 meters behind drill hole TW90-10 collared at UTM 482247mE 5370596mN. Hole TX02-04 was drilled at –70° dip, 150° azimuth to a final depth of 150.0 m EOH. A 3.7 m section of casing was pulled from the hole. The hole trajectory did not flatten as expected so that it was still at a –66° dip at the hole bottom. The down-dip target of the stringer mineralization within intense carbonate alteration intersected in hole TW-10 was expected at 110 meters downhole in TX02-04.

Hole TX02-04 intersected a sequence of mafic volcanics, felsic volcanics, and argillite to 118.5 m downhole, including a weakly mineralized zone at 105.5-106.6 m which contains minor galena, sphalerite, pyrite, and trace chalcopyrite. The partial interval 105.5-106.2m (sample 79782) assayed 0.17% Pb, 0.26% Zn, and 3.3 g/t Ag. Shearing becomes prevalent below 118.5m and generally increases in intensity to the end of the hole at 152.4m EOH.

LICENCE 6552M – CURVE POND PROSPECT

The Curve Pond massive sulphide lens is known from surface trenching in two localities over a 50 meter strike length. The prospect has a minimum width of 4 meters on surface and assays 0.37% copper, 0.62% lead, 3.72% zinc, 0.33 oz/ton silver, and 0.66 g/t gold over a 1.2 meter subinterval from channel samples. Grab samples have assayed up to 26.2% Zn and 1.19% Pb here. One diamond drill hole (GS90-02) has intersected the lower trailing edge of the massive sulphide at a vertical depth of 17 meters which assays 3.1% copper and 1.85% zinc over a 0.15 meter subinterval.

The Curve Pond prospect is considered to be structurally controlled and with moderate northeast plunges which no previous work has addressed. A four hole diamond drill program was completed by Messina Minerals to define the near-surface extent and character of the base metal mineralization.

The Curve Pond prospect has been drilled by BP (5 holes) and Noranda (2 holes) described below. BP intersected a trailing edge of massive sulphide at 17 meters vertical depth in hole GS90-02 but failed to note the base metal bearing interval. Noranda relogged and sampled the core in 1993 and found 3.1% copper and 1.85% zinc over a 0.15 meter interval within a 2m section of sulphide.

Five holes were drilled by BP at Curve Pond before BP ceased its exploration activity in Central Newfoundland. Only three of them intersected the favorable contact. Hole GS90-1 intersected a major fault zone 25m down dip of the surface massive sulphide. Massive sphalerite fragments were noted in the fault zone. Hole GS90-2 was drilled directly underneath the Curve Pond showing and intersected massive sulphides 17m below surface. Re-logging of this hole by Noranda has indicated accumulations of base metals at the sheared upper contact between sediments/felsics and the massive sulphide. A 15cm interval assayed 3.1% Cu and 1.85% Zn. Directly below this, a few 1cm thick massive sphalerite bands were noted. Hole GS-90-03, a 300 meter step out east of hole GS-90-02, intersected a 3 meter interval with small clasts of sphalerite-bearing massive sulphide in a dark green aphanitic rock.

Noranda drilled two holes testing the Curve Pond massive sulphide showing. Hole GP93-02 was drilled to test for massive sulphide at the Fe-formation-Felsic volcanic contact 200 meters southwest along strike from the Curve Pond Showing but no massive sulphide was encountered. However, a 57.5 meter interval of variably chloritized and sericitized felsic volcanics with associated wisps of sphalerite and chalcopyrite was intersected indicating that the alteration zone thickens to the west.

An additional hole (GP94-01) was drilled to test the eastern lateral and down-dip extension of the massive sulphide zone encountered in the hole GS90-02 (L3440E). Trace amounts of chalcopyrite and galena were observed. It is possible the hole was not drilled deep enough to reach the targeted contact. All the BP and Noranda drill holes were drilled with the expectation that the Curve Pond massive sulphide lens was a planar body. Structural mapping since has indicated that the sulphide lens plunges moderately to the northeast. None of the previous holes would be expected to hit a plunging massive sulphide lens. Those to the east were drilled overtop of the sulphide lens, and those to the west are underneath the lens.

Two grids have been cut over the Curve Pond massive sulphide showing area. The first, cut by BP in the late 1980's was used for location control of drill holes GS90-01 through GS90-05. Noranda cut a new and different grid over the same area in the early 1990's. This grid was used for location control of drill holes GP93-02 and GP94-01. No remnant of either grid could be located during the 2002 field season, so no previous grid coordinate system could be used. The hole GS90-02 was located and used as a control point from which a 150 meter baseline was cut at 060° to the northeast. Drill collars for holes CVP02-01 through CVP02-04 were established 50 meters apart along strike as measured from this local baseline.

Table 5: Drilling Summary - Curve Pond 2002

HOLE	DIP	Az	DEPTH (m)	Casing (m)	Disposition	Start	Finish	Test Dip	Test Az	Test Depth	GPS_E	GPS_N	Result	Assays
CVP02-01	-45	146	45.7	4.6	Left in hole	01-Sep-02	02-Sep-02	-43	146	44.2	475070	5361899	Hit	79785 - 79790
CVP02-02	-45	146	49.7	1.5	Left in hole	02-Sep-02	03-Sep-02	-45	144	47.2	475101	5361934	Hit	79791 - 79794
CVP02-03	-45	146	78.9	3.1	Pulled	03-Sep-02	04-Sep-02	-48	154	76.2	475133	5361992	Hit	79719 - 79720
CVP02-04	-45	150	74.7	5.5	Pulled	04-Sep-02	05-Sep-02	-43	151	70.1	475171	5362027	Hit	79795 - 79800, 79716 - 79718

CVP02-01 was collared 19 meters in front of hole GS90-2 and 15 meters behind the Curve Pond massive sulphide showing. Hole GS90-2 intersected massive sulphides 17m vertically below surface. Re-logging of this hole by Noranda has indicated accumulations of base metals at the sheared upper contact between sediments/felsics and the massive sulphide. A 15cm interval assayed 3.1% Cu and 1.85% Zn.

Hole CVP02-01 intersected three thin massive sulphide lenses hosted by fine-grained banded, tuffaceous sediments. The thickest intersection between 14.6-16.4m downhole correlates with the surface massive sulphide showing.

Hole CVP02-02 was collared 50m northeast along strike from hole CVP02-01 and intersected two lenses of massive sulphide within tuffaceous sediment. The 0.63 m interval from 37.77-38.40 m assayed 0.56% Cu, 0.34% Pb, 3.51% Zn, 14.19 g/t Ag, and 0.09 g/t Au.

Hole CVP02-03 was collared 100m northeast along strike from hole CVP02-01 and intersected one thin massive sulphide lense hosted by fine-grained banded, tuffaceous sediments. The 0.25 m interval assayed 0.38% Cu, 0.17% Pb, 1.82% Zn and 8.56 g/t Ag. A series of quartz veins throughout the hole were also assayed for gold. One core sample collected over a 0.6 meter interval assayed 0.86 g/t Au.

Hole CVP02-04 was collared 100m northeast along strike from hole CVP02-01 and intersected two thin massive sulphide lenses hosted by fine-grained banded, tuffaceous sediments. The interval between 52.37-52.70m contained 2.74% Zn. The interval between 61.14-61.36m contained 9.25 g/t Ag.

Table 6: Significant Curve Pond (CVP02-series) Drill Intercepts:

HOLE #	From (m)	To (m)	Length (m)	GROUPED ASSAYS Cu %	Pb %	Zn %	g/t Ag	g/t Au	Comment
CVP02-01	14.60	16.40	1.80	0.26	NSV	0.27	1.87	0.21	Massive sulphide
CVP02-01	17.10	17.30	0.20	0.21	NSV	0.51	3.10	0.07	Massive sulphide
CVP02-01	32.40	32.70	0.30	0.34	NSV	1.16	9.25	0.40	Massive sulphide
CVP02-02	37.77	38.40	0.63	0.56	0.34	3.51	14.19	0.09	Massive sulphide
CVP02-02	39.00	39.15	0.15	0.43	0.30	2.20	2.20	0.09	Massive sulphide
CVP02-03	41.80	42.40	0.60					0.86	Qtz-Carb Vein
CVP02-03	57.25	57.50	0.25	0.38	0.17	1.82	8.56	0.04	Massive sulphide
CVP02-04	52.37	52.70	0.33	0.21	0.07	1.16	2.74	0.10	Massive sulphide
CVP02-04	61.14	61.36	0.22	0.31	0.24	0.25	9.25	0.18	Massive sulphide

The discovery of multiple massive sulphide horizons within the felsic volcanic / sediment / iron formation transition is significant. Individual sulphide intervals within each hole are usually texturally distinct from one another. The massive sulphides have a muddy texture and are interpreted to be distal from a sulphide-producing vent. The massive sulphide boulder found in the Wineskin Grid area in 2001 which assayed 2.38% Cu, 3.9% Pb, 7.1% Zn, 1.5 g/t Au, and 77.7 g/t Ag is very similar texturally to the muddy fine-grained massive sulphides found in CVP02-02 at 37.77-38.40m depth. However, some of the narrow sulphide intercepts may represent remobilized sulphide veins rather than in-situ lenses. The drill core exhibits complex folding so that individual sulphide horizons are difficult to correlate from one section to the next. Shearing and transposition has occurred along all bedding/cleavage planes.


CVP02-04
CVP02-03
CVP02-02
GS90-01
GS90-02
CVP02-01
Curve Pond
Iron Formation
Lic. 6552M
5362000mN
5361000mN
Victoria Lake
428
N

Figure 19: Relative location of Curve Pond drill holes on topographic base.

LICENCE 6550M – WINESKIN GRID AREA

This southernmost Licence of the Tulks South property hosts the southwestern extensions of both the Boomerang prospect and the Curve Pond prospect stratigraphy. The area is underlain by sparse outcrops of altered felsic volcanics. Geophysical (HLEM and VLF-EM) conductors coincident with multi-element soil and basal till anomalies were tested by two diamond drill holes totalling 259.5 meters drilled during 2002.

A new massive sulphide boulder was discovered during mapping in 2001. The 30cm boulder contains sulphides which are "muddy" in appearance. This resembles mineralization found at the Curve Pond prospect and is distinct from the coarser, granular massive sulphide associated with Tulks East and Tulks Hill. The massive sulphide boulder assayed 2.38% Cu, 3.9% Pb, 7.1% Zn, 1.5 g/t Au, and 77.7 g/t Ag.

Interpretation of available mapping and geophysical data in 2001 suggested that the Wineskin Grid zone of pyritic felsic alteration is the along strike extension of the Boomerang massive sulphide zone dextrally displaced across approximately 5 km along the Baxter Pond Fault. Mapping and geophysics also suggest that the iron-rich sediment ('Brunswick facies iron formation') which overlies the Curve Pond massive sulphide unit may strike southwest onto the Wineskin Grid. This unit is generated by exhalation of a sulphide-producing volcanic vent and is a good marker horizon. Several EM conductors are prominent on the Wineskin Grid. The area has highly anomalous zinc – lead – copper

soils associated with conductors and coincident with the inferred strike extent of the Curve Pond sulphide lens.

The Wineskin grid established by Noranda in the mid-1990's is still in very good condition. Pickets on L48+00E were relocated and relabeled, with some limited brushing out of the grid line. Baseline and tieline pickets were GPS'd, as were pickets on L48+00E.

A total of 259.5 meters of drilling in two drill holes was completed by Messina on the Wineskin Grid directed at two separate targets.

Drill hole WS02-01 was drilled from the Wineskin Grid coordinates L48+00E at 102+25N (UTM 471710mE 5359632mN). The hole intersected a sequence of graphitic argillite – laminated greywacke from top to 141.7 m EOH. The graphitic argillite unit from 5.1-44.4m contains silica+semi-massive sulphide clasts to 1cm size. The laminated greywacke from 44.4-82.5m contains abundant pyrrhotite,, locally also contains silica+semi-massive sulphide clasts, and contains magnetite – chlorite exhalative iron formation especially in the 51.0-55.0m interval. Quartz-feldspar porphyritic (subvolcanic?) felsic dykes or tuffs occur in the lower 50 meters of the hole and contain up to 15% disseminated pyrite.

Drill hole WS02-01 was successful in intersecting an exhalite stratigraphy. The target magnetic anomaly is considered to be produced by the magnetite – chlorite iron formation at ~55 meters depth. The EM response is due either to combined graphite / pyrite conductivity or EM-anisotropy due to the interlayering of graphitic argillite / pyritic felsic lower in the hole. The Zn-Pb-Cu soil geochemical anomalies cannot be directly explained in drill core. However, trace disseminated chalcopyrite in pressure shadows was noted in sediments at 82.5-89.0m depth. The graphitic argillite associated with iron formation is elsewhere enriched in Zn-Pb>Cu and this correlation is also assumed here.

The expected target was a thicker sequence of Boomerang Prospect massive sulphide and altered felsic volcanic stratigraphy. The WS02-01 presence of exhalite sediments interlayered with felsic volcanics may indicate a massive sulphide-producing horizon is represented in the Wineskin area. The sediment may be a time-stratigraphic facies coeval with Boomerang massive sulphide deposition. This exhalite horizon remains untested between WS02-01 and Boomerang over 3 km distance.

Drill hole WS02-02 was drilled from the Wineskin Grid coordinates L48+00E at 100+75N (UTM 4718444mE 5359451mN). The hole intersected a sequence of argillaceous greywackes from top to 116.1 m EOH. The laminated greywacke from 75.2m to 116.1m contain mm-scale banded hematite – magnetite mud and strongly hematized rhyolite clasts. A 3cm semi-massive pyrite vein associated with coarse disseminated pyrite occurs at 100.3 meters.

The expected target of WS02-02 was the along strike continuation of the Curve Pond massive sulphide stratigraphy. WS02-02 successfully intersected the iron formation which caps the massive sulphide at the Curve Pond prospect 3.5 km along strike to the northeast. Although no massive sulphide mineralization was intersected in WS02-02, the presence of regional iron formation draws comparison to the Bathurst camp Brunswick facies iron

formation. No drilling has tested along strike between WS02-02 and the Curve Pond massive sulphide.


5361000mN
Baxter Pond
Massive Sulphide Boulder
2.4% Cu, 3.9% Pb, 7.1% Zn
77.7 g/t Ag, 1.5 g/t Au
5360000mN
WS02-01
WS02-02
Iron Formation
Lic. 6550M
350
Victoria Lake

Figure 20: Relative location of WS02-01 and WS02-02 on the Wineskin Grid on a topographic base.

DRILL CORE SAMPLING METHOD AND APPROACH

All drill core collected from any of the exploration programs conducted on the Tulks South Property between 1976 and present is stored and available for inspection at what is now the Newfoundland government core storage facility located in Buchans, Newfoundland. Originally this building belonged to Asarco/Abitibi and was used as a private core storage and exploration storage facility. Asarco/Abitibi routinely stored drill core, plus rock samples, soil samples, till samples, plus coarse analytical rejects, hand specimens, and sample pulps in this (converted ore concentrate storage) building. The building and contents were donated to the Newfoundland Department of Mines and Energy in the 1990's. All drill core from any hole drilled on the Tulks South Property is available for inspection, relogging, and resampling at the core storage facility, together with the original drill logs and assay records for many of these holes.

Drill core size generally was BQ for earlier (c.1976-1990) and NQ for later drill campaigns. Core was first logged, then individual samples demarcated. Pre-1990 sample intervals were generally 5 feet in length, and the sampling did not always follow geology. Later sample intervals were generally 1 meter in length and did follow geology.

Core samples were split using a hand-cranked core splitter or with a diamond saw. Half of the core has been retained in the core tray stored in the core storage facility in Buchans. The corresponding half sample was collected in appropriately marked sample bags and shipped to a lab for assay. Earlier sampling was assayed at the Abitibi-Asarco Buchans mine assay laboratory. Samples acquired after c.1983 were assayed for gold, silver, copper, lead, and zinc at Chemex Labs, Bondar-Clegg, or Eastern Analytical. Gold has been analyzed by fire assay in all labs. Base metal analyses have been performed consistent with common industry standard practices. All whole rock lithogeochemical analyses, systematically collected by Noranda (c.1994) and continued to present, have been analyzed at XRAL Laboratories.

2003 ROCK SAMPLES

The author did not collect any samples for analysis during the property inspection in November. The author has worked extensively on the Tulks South Property for Noranda and has visited the property, inspected drill core, and reviewed exploration results for all phases of exploration from Noranda to the present. The author has personally submitted hundreds of rock samples and drill core samples from this property for analysis, and this analytical data forms the majority of the information now in the possession of Messina Minerals.

The author has collected a number of hand specimens of representative volcanogenic massive sulphide style alteration and mineralization while inspecting the property in November, 2003. These samples are available for inspection.

DATA VERIFICATION

An estimated total of some $8-9 million dollars has been spent on the Tulks South Property between 1976 and the present, including large exploration programs conducted by three major exploration companies (Abitibi, BP, and Noranda). At least 20 exploration grids have been cut on the Tulks South Property from 1976 to the present. All of the central portion of the property, stretching some 30 km in length by 2-3km in width has been covered by a linecut grid at some time in the past 25 years. Many of the grids were re-established by Noranda in the mid-1990's and still exist in usable form today. Most of the linecut grids have had ground-based geophysics and geochemical surveys also. The Property has been flown with several airbourne geophysical surveys. The results of all of this exploration is available in the Newfoundland Department of Mines and Energy assessment files, as well as generalized in the Noranda digital compilation of this information, as well as the more recent Messina Minerals extension of Noranda's compilation efforts.

No attempt was made to verify all the various geophysical and soil geochemical surveys that have been undertaken on the Property. Geophysics is used mostly for delineation of lithological units and many of the geochemical anomalies have been trenched and drilled, rendering verification of soil anomalies irrelevant. Also, some of the most relevant surveys were conducted while the author was Project Geologist working on this Property and for which the author has first-hand knowledge.

A number of older and newer drill hole collars were located in positions as represented on various maps. Recent (2002) drill core collected by Messina Minerals from Curve Pond was examined; older (1999) drill core collected by Tulks Resources from Tulks East was examined in detail in 2002. Core samples were split with half retained in the core box. All core is stored properly in the Buchans core storage building and is available for public inspection. Most of the drilling done by Noranda, and all previous drilling by other operators which represents the vast majority of drill core obtained from the property has been examined or logged by the author as part of Project Geologist duties with Noranda.

INTERPRETATION AND CONCLUSIONS

The Tulks South Property is highly prospective for volcanogenic massive sulphide ("VMS") mineralization containing copper, lead, zinc, gold, and silver.

The Property is located in central Newfoundland which has a one hundred year history of successful exploration and development of VMS-type deposits beginning with the discovery of the first of the Buchans Mines in 1926.

The Property covers the southern half of the Tulks Volcanic belt, a 498 Ma aged sequence of felsic, mafic, and sedimentary lithologies with excellent exploration potential for VMS mineralization and geologically similar to other volcanic belts in eastern Canada which host massive sulphide deposits. These deposits include the producing Brunswick deposits near Bathurst N.B. (one of the largest in the world with an original in situ mineral resource of 145 million tonnes of 4.0% Pb, 10.3% Zn, 0.4% Cu, and 115 gpt Ag)(Noranda G. Woods, pers comm.. after Luff, 1995; not reported as a NI43-101f compliant figure); the former producing Buchans mines (one of the richest base metal mines in Canada having produced 16.2 million tonnes at 14.51% Zn, 1.33% Cu, 7.56 % Pb, 126 g/t Ag and 1.37 g/t Au); and the Duck Pond - Boundary Deposits located 40 km to the northeast which has undergone a positive feasibility calculated on a total proven mineral reserve of 1,080,000 tonnes grading 3.4% Cu, 5.0% Zn, 0.8% Pb, 49 g/t Ag, and 0.7 g/t Au plus a total probable reserve of 4,136,000 tonnes grading 3.3% Cu, 5.8% Zn, 0.9% Pb, 59 g/t Ag, and 0.8 g/t Au (Aur Resources AIF, 2003); both reserve figures conform to NI43-101f criteria.

The Tulks Volcanic belt is approximately 60 km in total length and is known to host five significantly sized zones of base metal mineralization containing at least one million tonnes of base-metal bearing sulphides. The Tulks South Property covers the southern half of this prospective belt.

The Tulks East prospect represents the largest accumulation of massive sulphide in the Tulks Volcanic belt found to date. Three sulphide lenses, termed the A-Zone, B-Zone, and C-Zone have been identified by geophysics and drilling. Together the sulphide mineralization contains an estimated 6.2+ million tonnes of base metal-bearing massive sulphide (Barbour and Thurlow, 1982). This is an estimate only, and is not calculated to NI43-101f standards.

The Tulks East A-Zone is interpreted to have been produced from a volcanic vent located below the area of current drilling. Near-surface drilling has intersected distal pyrite massive sulphide, which grades down-plunge into a pyrite-sphalerite (zinc) massive sulphide. The deepest drilling to date which has intersected the 30 meter true thickness center of the A-Zone sulphide lens intersected 7.0 m of 5.1% zinc, 5.0 m of 1.2% copper, 7.0 m of 0.5 oz/ton silver, and 6.0 m of 0.83 g/ton gold in a 12 meter zone at the center of a 28.0 meter thick A-Zone lens in hole TE99-04. This is the first indication of copper, silver, and gold with the Tulks East A-Zone and an important geochemical vector which suggests the volcanic vent (where higher metal concentrations would be expected) lies down-plunge to the northeast of this drill hole. The metal zonation pattern within drill hole TE99-04 is also consistent with Appalachian massive sulphide deposits which supports the VMS zonation model.

The Tulks East B-Zone massive sulphide lens lies 15 m stratigraphically above the A-Zone and contains a small tonnage of higher grade mineralization with approximately 10% combined base metals. The B-Zone is a thin cigar-shaped lens of massive sulphide that is difficult to intersect by diamond drilling because of its limited extent. Abitibi in 1981 inferred the B-Zone massive sulphide lens was truncated by faulting at –100 m depth and did not exist below this level. Drilling in 1999 established that the fault which truncated the B-Zone at –100 meters migrates out of section at –250 meters depth. There is potential for the B-Zone stratigraphy to exist at deeper levels which is untested.

The Tulks East C-Zone is located 1500 feet northeast of the surface expression of the A-Zone. The C-Zone massive sulphide lens has been tested by seven drill holes completed before 1982. These holes intersected massive sulphides up to 60 feet thick. An eighth hole, drill hole TE-35 failed to hit massive sulphides at 150 m vertical depth and this constrains the down plunge location of the C-Zone lens. However hole TE-72, which was drilled to intersect the A-Zone, instead intersected the C-Zone stratigraphy including 15 m of intense black-chlorite altered felsic volcanics associated with a strong off-hole Pulse-EM anomaly at 300 m below surface indicating the untested continuation of the C-Zone lens to depth.

The C-Zone is described in the c.1980 drill logs as being comprised of two separate massive sulphide horizons. Recent structural mapping suggests that the C-Zone is the folded continuation of the composite A-Zone / B-Zone sulphide lenses. The area of the C-Zone is relatively untested and has excellent exploration potential for near surface mineralization.

The Boomerang Prospect is a significant discovery of massive sulphide mineralization made in 1997 by Noranda. The prospect is stratigraphically equivalent to the Tulks East sulphide horizon and has comparable geology to Tulks East. The prospect includes a large, metal-bearing alteration zone within felsic volcanics containing 1.3% Zn over 49.9 m in hole GA95-01 and 0.7% Zn over 32.9 m in hole GP93-03 located 300 m west of GA95-01. Deep drilling at 500 m below surface testing the down-plunge of the alteration zone intersected massive sulphides grading 0.46% copper, 2.63% lead, 7.4% zinc, 76.5 g/t silver, and 0.67 g/t gold over 3.6 m (core length) in hole GA97-05. The alteration and

mineralization at the Boomerang Prospect is open in all directions and compares favourably with other volcanogenic massive sulphide-bearing zones within the Tulks Volcanic belt.

The Curve Pond Prospect occurs within a second alteration-and-sulphide producing volcanogenic horizon distinct from the Tulks East stratigraphy. The Curve Pond Prospect is known from surface trenching in two localities over a 50 meter strike length and consists of a 4 meter width on surface assaying 0.37% copper, 0.62% lead, 3.72% zinc, 0.33 oz/ton silver, and 0.66 g/t gold over a 1.2 meter subinterval from channel samples. Grab samples have assayed up to 26.2% Zn and 1.19% Pb here. The massive sulphide occurs at the transitional contact between altered felsic volcanic rocks and a ferruginous sedimentary lithology interpreted as an iron-rich exhalite horizon. A total of 7 widely spaced (200-300m step-out) drill holes along a 1km strike length were completed in the vicinity to test the Curve Pond mineralization prior to Messina's drill program in 2002. All the pre-2002 drill holes were drilled with the expectation that the Curve Pond massive sulphide lens was a planar body. Structural mapping since has indicated that the sulphide lens plunges moderately to the northeast. None of the previous holes would be expected to hit a plunging massive sulphide lens. Those to the east were drilled overtop of the sulphide lens, and those to the west are underneath the lens.

Messina Minerals drilled 4 holes at Curve Pond in 2002. These holes were collared 50 meters apart along strike and all intersected massive sulphides between 25m and 75m vertical depth. The sulphides are fine grained with a "muddy" texture and are interpreted as distal from the vent which produced them. A boulder of 'muddy' sulphides found to the southwest in the Wineskin Grid area assayed 2.4% copper, 3.9% lead, 7.1% zinc, 77.7 g/t silver, and 1.5 g/t gold from visually equivalent material. The Curve Pond sulphides occur at the contact between felsic volcanics and a regionally extensive unit of chlorite-magnetite ferruginous sediment which extends at least 5 kilometers to the southwest into the Wineskin Grid area. The interpreted significance of this unit is that this 'iron-formation' is exhalative and produced from a large volcanic vent. The Brunswick deposits have an associated exhalite unit, the 'Brunswick-facies' iron formation, which occurs in proximity to these large sulphide deposits.

The Tulks South Property also has potential to host mesothermal lode gold deposits. Recent gold discoveries between 2001-2003 in central Newfoundland has lead to renewed interest in the gold potential of the Property. The most significant gold prospect on the Property, the Midas Pond Prospect, is located in the south-central portion of the Tulks South Property. The Prospect was discovered during follow-up of a detailed lake bottom survey by BP in 1986. BP conducted extensive exploration work including drilling 19 diamond drill holes. Gold was discovered in quartz veining and intense argillic alteration within the "Midas Pond" shear zone. The gold was described by BP as being confined to a 200 m wide alteration package traceable for over 2,000 m which cuts highly deformed mafic and altered felsic tuffaceous rocks. A discrete gold "zone" is sporadically mineralized over a width of 10 - 12 m and extends along a strike length of 800 m, as described in BP assessment reports. Selected gold assays include 7.3 g/t gold over 0.9 m in hole GP-21 and 14.74 g/t gold over 1.15 m from the L4510W trench.

Messina Minerals drilled two holes at Midas Pond in 2002, following a brief structural mapping study. Hole GP02-38 intersected 1.46 g/t gold over 5.3 meters core length (approximately true width) through the 'zone'. Hole GP02-39, drilled directly underneath hole GP02-38, intersected geochemically anomalous gold values (100 ppb Au level) through the 8.4 meter 'mineralized zone'. Gold is associated with quartz-carbonate veining contained within an argillic alteration zone. The structural plunge direction of the mineralization is inferred to be steeply to the northeast, consistent with data elsewhere in the Tulks Volcanic belt.

A number of other base metal prospects occur on the Tulks South Property. The most significant among the remainder is the Tulks West Prospect which is comprised of a large zone of altered felsic volcanics containing copper-bearing chlorite stockwork mineralization interpreted to be a feeder zone to massive sulphide mineralization. Several drill holes have intersected copper-stockwork with values of 1.77% copper over 5.5 meters in hole TW78-01 as example. The zone has only been tested to 70 meters vertical depth and remains open. Two massive sulphide boulders in the immediate area, including one large boulder weighing 100 kg (200+ lbs) which assayed 28% zinc, 5.6% lead, 1.6% copper, 8.7 oz/ton silver, and 2.5 g/t gold. The second boulder assayed 10.8% zinc, 10.4% lead, and 2.3% copper. The source of these boulders has not been located.

Several gold and base metal showings have been located which may have exploration significance but are not associated with a large 'zone' of alteration and have not previously been targeted for detailed exploration work. Numerous high-grade base metal-bearing boulders have been located throughout the property and have not been sourced. There remains significant potential for new discoveries of VMS-style mineralization and mesothermal gold mineralization to be made on the Tulks South Property.

RECOMMENDATIONS

A large tonnage massive sulphide target remains to be drill tested at the Tulks East Prospect. The A-Zone, B-Zone, and C-Zone massive sulphide lenses each have exploration potential. The A-Zone massive sulphide is 30 meters thick and has the potential to host the greatest tonnage if a metal-bearing zone can be found within the sulphide lens. An initial phase of four diamond drill holes are recommended to test the down-plunge extent of the Tulks East A-Zone to determine base metal zonation and vector towards the base metal-rich portion of the system if it exists. These holes would also provide a test of the B-Zone stratigraphy. Each hole would be approximately 500 meters in depth for a minimum total of 2,000 meters of drilling testing the Tulks East A-Zone.

The C-Zone lens should also be tested for the down-plunge and along strike continuation of this mineralization, testing for base metal enrichment / zonation within the massive sulphide. Two drill holes with an expected length of 150 meters each are recommended. A minimum total of 300 meters of drilling testing the Tulks East C-Zone is recommended.

The Boomerang Prospect massive sulphide target is also recommended for drill testing. The surface extent of the (zinc) metal-bearing alteration is significant. Only three drill holes have tested this zinc-rich alteration, which leads to massive sulphide mineralization in one drill hole, GA97-05, at 500 meters vertical depth. A total of 5 drill holes are recommended. Two relatively shallow holes should test the 250 m vertical depth level to better constrain the zinc-rich alteration envelope and plunge direction of the sulphides. These holes are each anticipated to be 350 meters in length. A further three drill holes are required to intersect the Boomerang massive sulphide at or below the level of the GA97-05 intercept. These three holes are each anticipated to be 700 meters in length. A minimum total of 2,800 meters of diamond drilling is recommended to test the Boomerang Prospect as a first phase program here.

The Curve Pond Prospect is recommended for further work including diamond drilling. As currently interpreted, Curve Pond massive sulphides represents a distal accumulation away from the volcanic vent. In other massive sulphide districts, deposits of this type are generally small but can be very high grade and economically significant. The marker 'iron formation' horizon needs to be better documented and should be sampled and major- and trace-element lithogeochemical analyses performed to quantify the variations in iron formation. The Curve Pond grid and the Wineskin grid geophysical data should be merged to better identify along-strike comparison variations and anomalies. Further EM geophysics, and possibly gravity surveys should be considered to locate areas of mineralization. Diamond drilling is recommended to test targets generated from these work phases in the Curve Pond to Wineskin areas, and to extend the strike length of the known zones of mineralization at Curve Pond.

The Tulks West chloritic stockwork Prospect is recommended for further work. The area is enveloped by very strong lithogeochemical anomalies defined by alteration indices designed to detect VMS-style processes. The copper-bearing chlorite stockwork is extensive and has been tested to less than 100 meters vertical depth. Recent structural understanding of the Tulks South Property mineralization suggests this zone should plunge to the northeast, which has not been adequately tested in previous drilling campaigns.

Further drilling is required at Tulks West to performed in conjunction with deep-penetrating surface and downhole EM geophysics.

The Midas Pond gold Prospect requires additional work. The Prospect should be systematically resampled at surface in conjunction with surface mapping and structural analysis. Indications of structural control abound at Midas Pond, and these need to be documented prior to further diamond drilling. Further diamond drilling is warranted at Midas Pond, particularly in light of the exploration successes in similar environments elsewhere in central Newfoundland.

Downhole EM geophysical testing is recommended for the Tulks East, Boomerang, and Tulks West drill programs. To be most useful, these surveys should be conducted in conjunction with surface loop, deep-penetrating EM geophysics intended to provide a vector to any mineralization detected.

Systematic major and trace element lithogeochemistry, a program begun by Noranda to document chemical trends within the Tulks Volcanic belt, should be continued. Sampling of felsic volcanic lithologies in drill cores is highly recommended, and is intended to provide an index of relative alteration intensity and may provide local vectors to vent mineralization. At Curve Pond, this type of data may also provide direction towards further exploration along the 'iron-formation exhalite' unit.

Respectfully Submitted,

Kerry Sparkes, P.Geo.
November 19, 2003

REFERENCES

Alto Minerals press release, July 5, 1999 (www.alto-minerals.com).

Aur Resources, 2003, Annual Information Form dated March 11, 2003 available at www.sedar.com.

Barbour, D.M. and Thurlow, J.G., 1982, Case histories of two massive sulphide discoveries in central Newfoundland, *in* Prospecting in Areas of Glaciated Terrain, P. Davenport ed., CIMM, p.300-320.

Evans, D.T.W., Kean, B.F. and Dunning, G.R., 1990, Geological studies, Victoria Lake Group, central Newfoundland, in Current Research, Newfoundland Department of Mines and Energy, Report 90-1, p.131-144.

Evans, D.T.W. and Wilton, D.H.C., 2000, The Midas Pond Gold Prospect, Victoria Lake Group, Central Newfoundland: A Mesothermal Quartz Vein System with Epithermal Characteristics, Exploration and Mining Journal, Volume 9, No. 1, January 2000.

Jambor, J.L. and Barbour, D.M., 1986, Geology and mineralogy of the Tulks pyritic massive sulphide deposit, *in* Buchans Geology, Newfoundland, Paper 86-24, Geological Survey of Canada, R.V. Kirkham (ed), p.219-226.

Kean, B.F. and Evans, D.T.W, 1988, Geology and mineral deposits of the Victoria Lake Group *in* The Volcanogenic Sulphide Districts of Central Newfoundland, S. Swinden and B. Kean eds, Mineral Deposits Division, Geological Association of Canada, p.144-156.

Luff, W.M., 1995, A history of mining in the Bathurst area, northern New Brunswick, Canada, CIM Bulletin, vol. 88, No. 994, p.63-68.

Martin, W., 1983, Once Upon A Mine: Story of Pre-Confederation Mines on the Island of Newfoundland, Special Volume 26, Canadian Institute of Mining and Metallurgy, p.74-83.

McKenzie, C.B., Desnoyers, D.W., Barbour, D., and Graves, R.M., 1993, Contrasting volcanic-hosted massive sulphide styles in the Tulks Belt, central Newfoundland, Exploration Mining Geology, vol. 2, no. 1, p.73-84.

Noranda, 1998, Data Book – Summary of Noranda Land Package in Central Newfoundland, c.500 pp. (compilation of publically available data, including MapInfo GIS database).

Peter J.M. and Goodfellow, W.D., 1995, Genesis of massive sulphide-associated hydrothermal sediments along the Brunswick belt, Bathurst mining camp, New Brunswick, Canadian Journal of Earth Sciences, preprint of article, 74 pp plus figures.

Rogers, N. and van Staal, C.R., 2002, Toward a Victoria Lake Supergroup: A provisional stratigraphic revision of the Red Indian to Victoria Lakes area, central Newfoundland, *in*

Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 185-195.

Royal Roads website; www.royalroadscorp.com, 2003.

Saunders, P., 2001, Confidential Report on the Tulks Hill Property, Newfoundland for Buchans River Ltd..

Snelgrove, A.K., 1938, Information Circular No. 4: Mines and Mineral Resources of Newfoundland, Newfoundland Geological Survey, 162 p.

Stewart, R. and Beischer, G., 1993, The Bobby's Pond base metal sulphide deposit, Victoria Property, central Newfoundland *in* Ore Horizons Volume 2, A. Hogan and S. Swinden eds., Newfoundland Department of Mines and Energy, p.89-99.

Swinden, S., 1991, Paleotectonic settings of volcanogenic massive sulphide deposits in the Dunnage Zone, Newfoundland Appalachians, CIM Bulletin, vol. 84, No. 946, p.59-69.

Swinden, S, 1996, The application of volcanic geochemistry to the metallogeny of volcanic-hosted sulphide deposits in central Newfoundland, in Trace Element Geochemistry of Volcanic Rocks: Applications for Massive Sulphide Exploration, Wyman, D.A. (ed.), Geological Association of Canada Short Course Notes, v.12, p.329-358.

Tallman, P., 2000, 1999 Impost Report on 1978 Grid Recovery, Drill Hole Location, and 1999 Diamond Drilling, unpublished NDME assessment report.

Thundermin Resources press releases, June 23 and July 15, 1999.

Valverde-Vaquero and van Staal, C.R., 2002, Geology and magnetic anomalies of the Exploits – Meelpaeg boundary zone in the Victoria Lake area (central Newfoundland): regional implications, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 197-209.

Zagorevski, A. and van Staal, C.R., 2002, Structures associated with the Red Indian Line in southwestern Newfoundland, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 211-218.

CERTIFICATE OF AUTHOR

Kerry Sparkes, P. Geo.
2336 Riverbank Place, North Vancouver, British Columbia, V7H 2L2
Tel: (604) 990-1496

I, **Kerry E. Sparkes**, P.Geo, am a Registered Professional Geoscientist of the Association of Professional Engineers and Geoscientists of British Columbia since 1999; and a registered member of the Professional Engineers and Geoscientists of Newfoundland since 1991;

I graduated from Memorial University of Newfoundland with a Bachelor of Science (Honours) degree in Geology (1986) and subsequently obtained a Master of Science degree in Geology from Memorial University of Newfoundland (1989);

I have been practicing my profession as a geologist in mineral exploration continuously since 1989 in Canada, and most of this experience has taken place in Newfoundland;

I am a "Qualified Person" for the purposes of National Instrument 43-101f;

I have previously performed exploration work on the Tulks South Property as Senior Project Geologist with Noranda Exploration, and worked extensively for that company on the Property over a three year period between 1992 to 1994. I have authored several public domain reports on the aforementioned Property, and supervised several exploration programs including diamond drilling there;

The observations and descriptions of the Tulks South Property contained in this report are based upon field work and examinations conducted: from Monday July 9 to Tuesday July 10, 2001 (two days) inspecting drill hole collars, drill core, and outcrops emphasizing inspection of work performed since my work in 1996; from September 4th to September 6th, 2002 to review drill core from the Messina 2002 drill campaign; and from November 2nd and 3rd, 2003 inspecting exploration work and drill collars relating to the 2002 Messina exploration program in preparation for this NI43-101f format report.

As of the date of this certificate, I am not aware of any material fact or material change with regard to the Property that would make this Report misleading;

I am independent relative to Messina Minerals Inc. applying all the tests set out in National Instrument 43-101 Section 1.5;

I have had no direct or indirect involvement with the property that is the subject of this Report, however I am presently responsible for exploration on a competitors' property within the same geological setting located 35 km along strike to the northeast;

I have read National Instrument 43-101 and Form 43-101 and the technical report has been prepared in compliance with the Instrument and Form and I am responsible for the compilation of this report.

Dated at Vancouver, British Columbia, this 19th day of November, 2003.

(sealed November 19, 2003)

Kerry Sparkes, P. Geo.
"Qualified Person"

TECHNICAL REPORT

on the

TULKS SOUTH PROPERTY

Min. Lic. 6549M, 6550M, 6551M, 6552M

&

Reid Lot 228

Red Indian Lake Area, central Newfoundland

CANADA

NTS 12A/6, 12A/11

Prepared for

Messina Minerals Inc.
Suite 2300 – 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2

By

Kerry Sparkes, P. Geo.

2336 Riverbank Place, North Vancouver,
British Columbia, Canada, V7H 2L2

Sparkes Consulting Ltd.

February 24th, 2006

TABLE OF CONTENTS

List of Figures

List of Tables

List of Appendices

SUMMARY

The Tulks South Property is located 40 kilometers south of the formerly producing mines at Buchans, Newfoundland. The property is comprised of 15,134 hectares or 151.34 sq. km of highly prospective mineral lands covering the southern half of the Tulks Volcanic Belt. This volcanic belt is similar to other volcanic belts in eastern Canada which host significant volcanogenic massive sulphide accumulations including the former producing Buchans mines (one of the richest base metal mines in Canada having produced 16.2 million tonnes at 14.51% Zn, 1.33% Cu, 7.56 % Pb, 126 g/t Ag and 1.37 g/t Au), the producing Brunswick base metal deposits near Bathurst N.B., (ranking among the top ten Cu-Pb-Zn base metal deposits in the world) and the Duck Pond - Boundary Deposits. Duck Pond was purchased by Aur Resources in 2001 for $6 million. A feasibility study by MRDI Canada (and modified by Aur Resources) indicates that the Duck Pond deposit is a massive sulphide deposit containing reserves of 4.1 million tonnes at an average grade of 3.3% Cu, 5.7% Zn, 59 g/t Ag and 0.9 g/t Au (quoted from Aur Resources website (aurresources.com). A development and operating plan for these reserves has been prepared which indicates that a 1,500 tonne per day mining operation would generate an average of 32 million pounds of copper and 53 million pounds of zinc annually over an eight year mine life. The project is currently in the construction phase, which is expected to cost **$79,000,000** dollars.

The Tulks South Property is held on four map staked licences (6549M, 6550M, 6551M & 6552M) totaling 7,849.06 hectares plus the Reid Lot 228 concession of 7,284.94 hectares. A total of **$8,655,408** has been spent on the Tulks South Property from 1976-2003 inclusive. Tulks Resources Ltd (a private company) optioned the property from Noranda in 1999 by agreeing to expend $1,750,000 prior to July 15, 2005. In 2004, the terms of the agreement were extended to July 15th, 2006. Windarra Minerals acquired the option on the property from Tulks Resources in 2001. Windarra transferred the option to Mishibishu Gold Corporation in 2002. In 2003, Mishibishu Gold Corporation changed its name to Messina Minerals Inc. Tulks Resources, Windarra and Mishibishu Gold Corporation (now Messina) had spent a combined sum of **$595,606.00** through 2003.

Since 2004 and including 2005, Messina Minerals Inc., has spent a grand total of $4,654,582.90 on the property. The monetary requirements of the Noranda option agreement were met by Messina in early 2006. Messina Minerals Inc. is currently in the process of giving formal notification to Noranda (now Falconbridge Ltd.) that it has earned its 100% interest in the property. To date, a grand total of **$13,309,990.00** has been spent on exploring these mineral licences. Expenditures in 2005 included **$3,689,318.20** on the Tulks South claims and **$330,652.71** on Reid Lot 228.

The Tulks South Property is prospective for volcanogenic sulphide deposits. Four significant base metal prospects have been identified on the property, including Tulks East, Middle Tulks Boomerang, and Curve Pond. The Tulks East prospect is the largest sulphide accumulation known in the Tulks volcanic belt and the most advanced in terms of exploration. It hosts three massive sulphide lenses totaling >6,000,000 tonnes of material containing base metals which are untested below 300 m vertical depth.

The Middle Tulks massive sulphide was discovered in 2005 by Messina prospectors. At present it consists of one bedrock exposure in a brook. A grab sample ran 1.85% Zn.

The Boomerang Prospect is a newly discovered blind high grade massive sulphide prospect

that was discovered by Messina Minerals Inc. in late 2004. It is located approximately 14.4 kms along strike to the southwest of the Tulks Hill prospect. The area had been previously recognized as having good VMS style alteration, but with little massive sulphide, other than localized high grade veins in the stockwork system. In December of 2004, Messina Minerals Inc., intersected the first thick high grade base metal intersection at Boomerang. It graded 0.7 per cent copper, 4.0 per cent lead, 13.6 per cent zinc and 102 grams per tonne silver and 1.0 gram per tonne gold over a 13.9-metre interval. It is not yet known whether the Boomerang discovery lies along the same stratigraphic horizon as the other prospects. In 2005, **26,078.60** meters of diamond drilling helped partially define this new discovery.

In 2005, in addition to diamond drilling on the Boomerang Prospect, a full scale exploration program was carried out on the property, which included prospecting, mapping, line-cutting, soil geochemistry, ground magnetometer surveys, ground gravity and continued diamond drilling at Tulks East.

Plans for 2006 include continued drilling at Boomerang to prepare the prospect for a preliminary assessment of mineral resources. Drilling will continue to evaluate the Zinc Zone and Boomerang Deep (Domino) targets. Regional exploration during 2006 will include a substantial amount of anomaly drilling identified from the 2005 exploration program. The down plunge potential of Tulks East will also be targeted.

The company has announced a 2.2 million dollar exploration program for 2006, which includes 15000 meters of diamond drilling.

It is the opinion of the author that the property holds excellent potential for new and substantial discoveries. **The author is not independent of the issuer.**

INTRODUCTION AND TERMS OF REFERENCE

The report is prepared for Messina Minerals Inc., as part of its objective to provide continuous disclosure on progress of its ongoing exploration projects.

Messina has acquired the right to obtain a 100% interest in the Tulks South Property from Noranda Inc. by expending $1.75 million in exploration on the Property prior to July 15, 2005. To date, expenditures are sufficient for Messina to earn its 100% interest. Messina is in the process of giving official notice to Falconbridge Ltd. (formerly Noranda Inc.) that it has earned its 100% interest. Since 2004, Messina Minerals Inc. has spent a grand total of **$4,654,582.90** on the property.

This overview of the Tulks South Property is based upon assessment and work report documents provided by Messina, Noranda Inc., public assessment files available from the Newfoundland government, scientific and other publications in various journals, and original drill logs for Abitibi, BP Resources, Noranda, Tulks Resources and Messina drill holes either from Messina's files, Noranda's files, or in files at the Newfoundland core storage facility in Buchans. Messina has also provided a digital data compilation begun by BP Resources and completed by Noranda which captures all significant exploration survey data for the period 1976 to 2005. The report is also based upon data provided by contractors who performed work on the property in 2005.

Additionally, this report is based on work experience as Project Geologist by the author on the property for Noranda Inc. from 1989 to 1994. Much of the property data was compiled during this period, and the author participated in mapping, sampling, diamond drilling, and supervised other exploration on the Tulks South Property at this time. The author also conducted visits to the Property from July 9th to July 10th, 2001 to inspect drill collars and key outcrops; and from September 4th to September 6th, 2002 to review drill core and other exploration results following the Mishibishu Gold Corporation 2002 drill campaign. The author visited the Property from November 2nd and November 3rd, 2003 and inspected exploration work and drill collars relating to the 2002 exploration program in preparation for a 43-101 report written by the author in 2003. The author spent considerable time on the property from June 2005 – December 2005 as V.P. Exploration for Messina and its primary consultant. The author directly supervised the 2005 drill program.

RELIANCE ON OTHER EXPERTS

The only critical reports relied upon that may have been prepared by a person who is not a "Qualified Person" would be those of historical estimates. No work has been done to verify the nature of these historical estimates. The historical estimates are discussed and put into context later in the report. Past history of exploration has been past down from successive generations of explorers. The author has relied upon the data supplied by management of Messina and the authors past knowledge of the belt over the last16 years.

PROPERTY LOCATION

The Tulks South Property (the "Property") is located in central Newfoundland, Canada, 40 km southwest of the town of Buchans on NTS map sheets 12A/6 and 12A/11. The Property covers a total of 15,134 hectares or 151.34 square km in area elongated along a northeast-southwest axis approximating 5 km by 30 km in size shown in Figures 1 & 2.

ACCESS, INFRASTRUCTURE AND LOCAL RESOURCES

The Tulks South Property is dissected by numerous forestry roads maintained by Abitibi Consolidated which connect to the Trans-Canada Highway through either Millertown, located 60 km to the northeast, or via the Burgeo Highway located 35 km to the west. The Property is easily accessible by pickup truck and can be effectively explored year-round without undue difficulty. The property can be reached from Corner Brook via the Burgeo Highway in a two hour drive or from Badger (Trans-Canada Highway) via Millertown in a 1.5 hour drive. The Tulks South property can be reached by driving from St. John's, the provincial capital, in under 6 hours. Scheduled airlines fly from Deer Lake, outside Corner Brook, and Gander, and the latter being located 1.5 hours drive east of Badger. These locations are shown in Figure 1.


N
Corner Brook
Buchans
Badger
Gander
Grand Falls
Millertown
TULKS
SOUTH
St. John's
Port aux Basques
0
km
100

Figure 1: Tulks South Property location map, Newfoundland.

Local infrastructure of significance includes the 18MW Star Lake hydroelectric generating unit owned privately by Abitibi Consolidated which is located on the Tulks South Property within 7 km of the Tulks East prospect. The mine infrastructure associated with the formerly producing base metal mines at Buchans is located 40 km to the northeast of the property. In addition, Aur Resources is currently developing the Duck Pond Deposit located 50 km to the east-northeast. The Tulks South Property is directly connected to Duck Pond by a main logging haul road. This venture could favorably impact the economics of Tulks East, Boomerang, or any other base metal discovery made on the Tulks South Property.

CLIMATE AND PHYSIOGRAPHY

The Tulks South Property is characterized by undulating hilly areas of moderate relief within the northeast flowing Victoria and Tulks River systems. Vegetation consists of spruce and fir forest with 25% bog and scrub. The region is covered with a thin veneer of Pleistocene glacial till and outwash deposits typically 2 to 10 m thick but reaching 30 m thick locally. Bedrock exposure ranges from small areas of high outcrop density to large areas with few exposures particularly within the Tulks Valley. Typical seasonal variation includes snowy winters from late November to March and summers from June through September, however, in recent years, snow cover and frost have been several weeks later developing.

The area is home to abundant moose, caribou, black bears, and rabbits which are all hunted seasonally. Speckled trout are present in most ponds and brooks. Salmon have recently been introduced (1990's) into the Red Indian Lake watershed and are present in very small numbers.

PROPERTY DESCRIPTION

The Tulks South Property consists of four contiguous map staked exploration licences issued by the Govt. Newfoundland & Labrador and Reid Lot 228 (mineral concession). Reid Lot 228 would have been originally surveyed on the ground and later converted to a recognized coordinate system. Logging over the years would have destroyed any original surveyed boundary. Mineral title to these licences and the Reid Lot are held in the name of Messina Minerals Inc. The four exploration licences issued 29-January-1999 are currently in good standing. There are no outstanding bonds on any of the mineral licences or the Reid Lot. **Total expenditures for the 2005 field season were $3,689,318.20 for the four mineral licences and $330,652.71 for Reid Lot 228. These credits are sufficient to hold the Reid Lot in good standing for an additional three years, and the mineral licences in good standing for an additional ten years.** Every five years a renewal fee is paid per licence. The second fee is not due until 2009. Required yearly expenditures are per claim.

A summary of the individual titles comprising the property is listed in Table 1 and shown in Figure 2.

Table 1: Summary of Tulks South Property mineral titles.

Title	Type of Title	NTS #	# of Claims	Area (Ha)	$ per unit Req'd	Control Under	Anniversary Date
6549M	Map staked	12A/06	102	2550	$ 600.00	Mineral Act	29-Jan-06
6550M	Map staked	12A/06	72	1800	$ 600.00	Mineral Act	29-Jan-06
6551M	Map staked	12A/06	66	1600	$ 600.00	Mineral Act	29-Jan-06
6552M	Map staked	12A/06	74	1850	$ 600.00	Mineral Act	29-Jan-06
Reid Lot 228 Concession		12A/11	n/a	7284.95	$ 12.50	Impost Act	31-Dec-06
TOTALS				15,134.95			



472000
484000
Reid Lot 228
Figure 2 - Claims
5374000
5362000
6549M
6551M
6552M
6550M

Figure 2 – Claim Location Sketch including Reid Lot 228.

Reid Lot 228 is encumbered by a 7.5% net profits interest on mineral production held by the Reid Newfoundland Company Limited as outlined in an agreement dated January 1905, as amended January 27, 1948, and lastly amended March 7, 1975. The original net profits interest encumbrance was established and defined in the First Reid Agreement dated in 1905; terms of this royalty allow generous deductions of costs prior to any payout.

Noranda retains the right to back in for a 50% interest in the Property or portions thereof, by paying 150% of the preliminary feasibility study costs incurred, only once a 'Reserve Report' in any "Preliminary Feasibility Study" identifies a resource or reserve totaling 10 million tonnes in respect of a base metal deposit and / or 1 million ounces gold in respect to a base metal or precious metal deposit. If Noranda elects not to exercise its back-in right, Noranda retains a 2% net smelter return royalty derived from any production from the Property. Noranda also retains the right to purchase up to 100% of ore or concentrate produced from the Property on commercially competitive terms.

Tulks Resources retains a 0.5% net smelter return royalty on Messina's share of production from the Property payable from the Company's share of the proceeds of production. Various mechanisms exist for the Company to purchase all of the Tulks Resources royalty at any time for common shares of the Company.

Windarra Minerals retains a 2% net smelter return royalty on Messina's share of production from the Property payable from the Company's share of the proceeds of production. Messina can elect to purchase this royalty interest from Windarra Minerals at any time by paying $2 million dollars.

There are no known environmental liabilities to which the property is subject, however, the Tulks Hill property **(owned by another company)** contains underground workings that are draining into Tulks River, which in turn drains into Red Indian Lake. When Noranda assumed ownership of Tulks South in 1992, they relinquished this portion of the property and the government at the time assumed the environmental responsibility. Since that time other operators of the property have taken bulk samples from the prospect. It is not known if these operators are currently responsible for the environmental liabilities. This property is blocked out in red on figure 2 and lies on the southern margin of Reid Lot 228 and the northern margin of Tulks South.

All exploration permits are in place, and new permits or extensions are applied for as warranted. The location of all known occurrences is provided later in the text in both the History section and Exploration section.

OWNERSHIP HISTORY

Mineral rights to Reid Lot 228 as well as the area now covered by map staked licences 6549M-6552M (herein noted as the Tulks South Property) inclusive originated as two Newfoundland crown grants or "concessions" deeded around the turn of the century by the then national Newfoundland (British) colonial government. The Newfoundland government granted subsurface mineral rights, forestry timber rights, and surface water rights to the Reid Lots and to a larger contiguous property known as the Anglo Newfoundland Development Charter Lands.

The "Reid Lots", including Reid Lot 228, totaling some 6,000 square miles of land in central Newfoundland were granted in 1897 to R.G. Reid, a railway engineer, on condition that he complete the trans-Newfoundland railway. These lands were granted "fee simple" meaning "an estate limited absolutely to a man and his heirs and assigns forever without limitation or condition" (Swanson, Strong, and Thurlow, eds., 1981).

The Anglo Newfoundland Development Company Limited ("AND Co.")(owned by Newfoundland Timber Estates and the Harmsworth Publishing family of England) in 1905 was granted a renewable 99 year lease to the timber, water, and mineral rights of some 2,000 square miles of land not already covered by the Reid Lot concessions in central Newfoundland. The lands were sought principally for water and timber rights to support a pulp and paper venture but mineral rights were also acquired in the hopes that sulphur deposits would be found to supplement the paper making process.

The AND Co. vested the mineral rights to this tract of land, including the area of the Tulks South Property claims, in 1905 to Terra Nova Properties Limited ("TNP Ltd."). In 1926, American

Smelting and Refining Company ("Asarco") negotiated from TNP Ltd. the right to explore and develop any orebody within a 20 mile radius of Buchans, where prospector Matty Mitchell had recently discovered massive base metal sulphides. The Asarco-TNP Ltd. agreement was renegotiated later in 1926 to include a 30-mile radius for a period of 50 years. It was probably at this time that various Reid Lots within the Asarco joint venture area were optioned such that Reid, through his corporation Reid Newfoundland Company, retained a 7.5% net profits royalty on mineral production from Reid Lot 228 (among others). In 1976, ownership of the AND Co. lands reverted to Abitibi-Price Company (the successor company of TNP Ltd.) when the Asarco-TNP Ltd. agreement expired.

In September 1985, BP Resources Canada Ltd. ("BP") purchased the mineral rights to the AND Co. lands and several Reid Lots including RL228 from Abitibi-Price. The sale took place at a time when the BP-owned Hope Brook gold mine in southern Newfoundland was being delineated, the price of gold was at a relative high, and the AND Co. lands had not previously been explored for precious metals. In 1991, following the downturn in commodity prices and disappointment in the profitability of Hope Brook, BP suspended all exploration and put its mineral assets in Canada up for sale.

Noranda in 1975 began an extensive exploration program in the adjacent Tally Pond volcanic belt which led to the discovery of massive sulphide bodies at the Boundary Deposit in 1981 and the Duck Pond Deposit in 1986. In February 1993, Noranda Exploration Co. Ltd. purchased the mineral rights to the AND Co. lands (including the Reid Lots) from BP to augment its exposure to base metal resources within trucking distance of Duck Pond. However, in 1995-6, Noranda acquired a large ground position in the vicinity of Voisey Bay which annually consumed a large portion of the eastern Canada exploration budget. Noranda closed its Newfoundland office in 1998. By January, 1999 Noranda had converted a large portion of the former AND Co. concession lands to map-staked mineral claims by utilizing amendments to the Newfoundland Mineral Act designed to facilitate this transition. By the end of 1999, Noranda had optioned, sold or relinquished all Newfoundland mineral assets including interests in the Tulks South Property, as well as Tally Pond, Reid Lots, and the former AND Co. charter area.

On July 16, 1999 Tulks Resources Ltd., a private Newfoundland company, acquired the right to earn a 100% interest in the Tulks South Property and Reid Lot 228, by spending enough to meet assessment requirements in the first year and a total of $1,750,000 over five years. Noranda retains a 2% net smelter return royalty from all minerals produced from the property, or the right to back in for 50% under certain conditions. Tulks Resources Ltd. entered into an agreement with Windarra Minerals Inc. in March 2001 whereby Windarra acquired all the rights to and assumes all the obligations of Tulks Resources Ltd. under the original Noranda-Tulks agreement. In early 2002 Windarra transferred all of its interest in the Tulks South Property and Reid Lot 228 to Mishibishu Gold Corp. In 2003 Mishibishu Gold Corp. changed its name to Messina Minerals Inc.

EXPLORATION HISTORY

The earliest recorded exploration work in the area was undertaken in 1871 by Alexander Murray for the Geological Survey of Canada. Murray identified sedimentary rocks along the Exploits River and greenstones along Red Indian Lake. Matty Mitchell, prospector, working on the AND Co. concession area north of Red Indian Lake discovered the first of the Buchans ore bodies in ca. 1905 – 1910.

The author has not done the work necessary to verify the classification of the historical resource estimates. These resources are for general information purposes only and are not compliant with NI 43-101 or CIM reporting standards. No detailed documentation is available to judge the reliability of the historical estimates.

Asarco - Abitibi: 1926-1976

From 1926 through 1975, the AND Co. charter lands were mapped in piecemeal fashion at 1:12,000 scale by Asarco. However, no exploration (excluding mapping) was conducted in the Tulks South Property area prior to the early 1960's due to poor access. In the early 1960's, Asarco initiated reconnaissance stream and soil sampling and prospecting which resulted in the discovery of the Tulks Hill prospect in 1961. The Tulks Hill prospect is a 2 km^2 property wholly within Reid Lot 228 of the Tulks South Property. Asarco conducted detailed work on the Tulks Hill prospect including geophysics, considerable diamond drilling, and limited underground drifting which ultimately outlined an inferred geological resource of some 720,000 tonnes grading 1.3% copper, 2.0% lead, 5.6% zinc, 41 g/t silver and 0.4 g/t gold (Jambor and Barbour, 1986). Of all historical estimates in the Tulks Belt, the author considers that this estimate could potentially fit into "An inferred Mineral Resource" based upon CIM Standards.

Abitibi: 1976-1985

Abitibi undertook a moderate level of exploration in the northeastern end of the Tulks South Property area primarily due to the development of forestry access roads in this area. Following-up stream and soil geochemical anomalies associated with Tulks Hill, Abitibi discovered the Tulks East and Jacks Pond prospects in 1977 and 1982 respectively. Abitibi drilled approximately 50 drill holes at Tulks East, on the current Tulks South Property, and ultimately discovered three lenses of massive sulphide mineralization exceeding 6 million tonnes (Barbour and Thurlow, 1982) in size, following detailed geochemistry, geophysics, trenching, line-cutting and further drilling efforts. The Jack's Pond discovery also led to considerable detailed work to outline a massive sulphide aggregate in several bodies of 200,000 to 1,000,000 tonnes each, consisting of pyrite with <1% base metal values.

According to Abitibi records inherited by Noranda and ultimately Messina, Abitibi spent **$3,729,059** on the South Tulks Property from 1976 to 1985.

BP: 1985-1993

BP acquired the AND Co. land package from Abitibi in 1985 and focused on the Tulks Volcanic Belt where forestry road access had improved to allow reasonable access to all areas including the southern end of the Tulks South Property for the first time. In 1985, BP conducted a detailed lake sediment sampling survey and an airborne EM survey over all of the AND Co. lands. Lake sediment anomalies led to the discovery of a large gold zone at Midas Pond – Glitter Pond in 1986. BP conducted line-cutting, soil sampling, magnetic and electromagnetic geophysics, extensive trenching and mapping surveys prior to drilling 19 holes. This work traced an auriferous shear-related alteration zone over 2,000 meters along strike and across a width of 200 meters. Selected surface grab samples assayed greater than 1 opt gold. Trenching returned values such as 14.74 g/t gold over 1.15 meters from L4510W. Drilling returned similar grades

and widths.

In 1989, BP discovered massive sulphide mineralization at the Daniel's Pond prospect 21 km northeast of the Tulks South Property and later that year found the Green Zone (later renamed Curve Pond) prospect in the southern end of the Tulks South Property. BP completed follow-up linecutting, detailed mapping, trenching, soil and rock geochemistry, and geophysical surveying over these new discoveries prior to drill testing them. BP drilled five holes at Curve Pond in 1990 before ceasing activities in Newfoundland in 1991.

According to Abitibi records inherited by Messina via Noranda, and also on file with the Newfoundland government, BP spent **$2,817,813** on the South Tulks Property from 1986 through 1992.

Noranda: 1993-1999

After acquiring the AND Co. charter lands in 1993, within the Tulks South Property Noranda focused on flying another airborne EM survey plus completing line-cutting, grid mapping, soil and till sampling, systematic lithogeochemical surveying, and magnetic and electromagnetic surveying tracing the sulphide-producing horizons between known zones of mineralization. Noranda also tried to evaluate known mineralized zones, such as Tulks East and Curve Pond, by diamond drilling to 200 m vertical depth and using surface and downhole electromagnetic surveying to guide further drilling. At Tulks East, Noranda intersected 0.73% copper, 3.1% zinc, 30 g/t silver, and 0.39 g/t gold in drill hole TE94-01 which extended the known Zone A massive sulphide body, as reported by Barbour and Thurlow (1982) more than 100 meters down plunge. Noranda also re-evaluated known areas of alteration, such as the Boomerang Zone where the company drilled several holes targeting favourable alteration and ultimately intersected 0.46% copper, 2.63% lead, 7.4% zinc, 76.5 g/t silver and 0.67 g/t gold over 3.6 meters core length in hole GA97-05 at 500 meters vertical depth.

Noranda records indicate the company spent a total of **$1,511,731** on exploration on the Tulks South Property during the period 1993 through 1996.

Tulks Resources: 1999-2000

Tulks undertook a four hole NQ diamond drilling program in November 1999 at the Tulks East prospect. The first two holes of the program intersected both the A-Zone and B-Zone massive sulphide bodies. Holes TE99-03 and TE99-04 intersected the down-plunge continuation of the A-Zone sulphide lens. Hole TE99-04 intersected 28.0 meters true thickness of massive sulphides including 7.0 m of 5.1% zinc, 5.0 m of 1.2% copper, 7.0 m of 0.5 oz/ton silver, and 6.0 m of 0.83 g/ton gold in a 12 meter zone at the center or the massive sulphide interval. The zonation pattern in TE99-04 is consistent with Appalachian massive sulphide deposits and is the first drill hole at Tulks East to intersect geochemically significant amounts of copper, silver, and gold.

The program established that Tulks East A-Zone is zoned with pyritic sulphides close to surface and suggests base metal content increases at depth. It also showed the Tulks East A-Zone is zoned into copper-rich and zinc-rich portions of the massive sulphide lens which is typical of classic VMS deposits.

Tulks also undertook a limited evaluation and structural mapping program of other areas within

the Tulks South Property. Tulks Resources expended **$333,327.84** on the Tulks South Property in 1999-2000.

Windarra Resources: 2001

Windarra began a GPS based mapping program, conducted whole rock lithogeochemical analyses extending the Noranda whole rock database to key areas, continued limited structural mapping, prospecting and re-evaluation of old drill core. A total of $35,790.12 was expended on the Tulks South Property in 2001.

Mishibishu Gold Corporation / Messina Minerals Inc: 2002-2003

Mishibishu completed 12 drill holes testing three base metal targets and one gold target. The program was successful in intersecting massive sulphide mineralization at the Curve Pond prospect over a strike length of 150 meters. The program was also successful in intersecting gold mineralization at the Midas Pond prospect. Mishibishu Gold expended $226,488.30 on NQ diamond drilling of various exploration targets within the Property.

At Tulks East, one diamond drill hole was started and abandoned at 75.3 meters due to a lack of water. This hole is due for deepening in 2006.

Messina Minerals Inc: 2004 - 2005

Messina Minerals discovered the Boomerang volcanogenic massive sulphide ("VMS") prospect in the southern Tulks volcanic belt in December, 2004, after the area had previously received significant mineral exploration effort since the mid-1970's. The 'blind' discovery of massive sulphides followed the recognition of many indicators of high VMS potential including the presence of extensive bedrock alteration and mineralization, base metal soil anomalies, and unexplained geophysical (gravity and EM) anomalies. In 2004, Messina drilled 755.60 meters in three holes including the discovery hole, and an additional 26,078.60 meters in 2005 to partially define the prospect.

During 2004, Messina drilled 6 short diamond drill hole into the B-Zone at the Tulks East prospect for a total of 460.1 meters of diamond drilling. In 2005, TE-05-86 was drilled to a depth of 382.8 meters and tested the Tulks east A-Zone. In addition, Reid Lot 228 was covered with a new gravity survey and an orthophoto survey.

DEPOSIT TYPES

The Tulks South Property has potential to host volcanogenic massive sulphide mineralization containing copper, lead, zinc, gold and silver. Central Newfoundland is comprised of a succession of Cambrian to Ordovician age volcanic belts bracketing Red Indian Lake which host significant volcanogenic massive sulphide ("VMS") type mineralization in island-arc or back-arc geological settings of similar age. The Red Indian Line is thought to separate the Buchans

Group belt, which formed on the North American side during closure of the Iapetus Ocean, from the Victoria Lake Super Group, comprised of the Tulks Volcanic belt, Long Lake belt, and Tally Pond belt, which formed on the African side of Iapetus. Collision of the two continents and accompanying thrusting resulted in the localization of four initially geographically distinct volcanic belts which from west to east are the Buchans Group (ca. 493 Ma age), the Tulks Belt (ca. 498 Ma age), the Long Lake Belt (ca. 505 Ma age), and the Tally Pond Belt (ca. 515 Ma age). Recent mapping by ValverdeVaquero and van Staal (2002) and by Zagorevski and van Staal (2002) are further refining the relationships and distribution of the Victoria Lake Group (Figure 3).

MINERALIZATION & DEPOSITS OF THE REGION

BUCHANS GROUP

The Buchans Group, the most northerly of the central Newfoundland volcanic belts, hosted the Buchans volcanogenic massive sulphide deposits which were mined from 1928 to 1984 and produced 16.2 million tons of ore grading 14.5% zinc, 7.6% lead, 1.3% copper, 1.4 g/ton gold and 126 g/ton silver, making it one of the richest VMS deposits ever mined. The Buchans Group is dominantly a bimodal suite of basalt and rhyolite, postulated to have formed during a period of extension after cessation of calc-alkaline constructive arc magmatism age dated at ca.493 Ma.

VICTORIA SUPER LAKE GROUP

The Victoria Lake Super Group (Evans & Kean, 2002) is a ca.498 Ma old sequence consisting of felsic pyroclastics and flows with interbedded mafic volcanics and fine-grained sediments. The Victoria Lake Super Group lies adjacent to and southeast of the Buchans Group. The Victoria Lake Super Group is informally subdivided into three sub-belts which from north to south are the Tulks Belt, the Long Lake Belt, and the Tally Pond Belt. The Tulks South Property lies within the Tulks Belt of the Victoria Lake Super Group. Currently the Victoria Lake Group definition is being revised by GSC workers led by C. van Staal. Preliminary 2005 maps are available online at the GSC with numerous stratigraphic revisions to stratigraphy.

REGIONAL GEOLOGY BUCHANS-VICTORIA LAKE GROUP


Buchans
Millertown
Victoria Mines
Skidder
Bobby's Pond
Daniel's Pond
Cathy's Pond
Jack's Pond
Tulks East
Tulks Hill
Long Lake
Curve Pond
Valentine
Burnt Pond
Boundary
Duck Pond
Haven Steady
Stony Lake volcanics
Botwood Group
RED CROSS LK. TROCTOLITE
0 10 20
Kilometers
Lithology
Annieopsquatch Ophiolite
Buchans Group
Caradocian shale and chert
Carter Lake Volcanic-Basalt
Carter Lake Volc.-Felsic Pyroc.
Diversion Lake Gr.-Basalt
Greywacke,conglomerate,chert
Harbour Round Basalt
Harbour Round Formation
Lemotte's Ridge Basalt
Pine Falls Form.-Mafic volc.
Precambrian Quartz Monzonite
Red sandstone
Rogerson Lake Conglomerate
Silurian Granite
Skidder Basalt
VLG-Clastic Sedimentary rocks
VLG-Felsic Pyroclastic rocks
VLG-Mafic and Int. Pyroc.
VLG-Quartz Monzonite

Figure 3 – Regional Geology Map

TULKS BELT

The Tulks Belt hosts six known significant zones of base metal mineralization (Figure 3 above). None of these zones have significant tonnage or grade for a stand alone deposit, and all reference to size and grade estimates are taken from either historical documents, various company websites or from personnel communication with previously involved staff. Historical estimates of mineralization have not been calculated in accordance with NI43-101 requirements. All estimates of resources are historical in nature, predate and are noncompliant with NI 43-101. Messina is not treating historical estimates as current mineral reserves or resources. Messina has not undertaken any independent investigation of the resource estimates nor has it independently analyzed the results of the previous exploration work in order to verify the resources, and therefore the historical estimates should not be relied upon. No economic parameters have been applied to these numbers and based upon current NI 43-101 standards, all reference to any such numbers and specific categories would be non NI 43-101 compliant.

The most northerly is the Bobby's Pond massive sulphide lens which contains a drill-indicated inferred geological resource of 1,233,000 tonnes grading 1.06% copper, 0.71% lead, 6.19% zinc, 16.8 g/ton silver, and 0.20 g/ton gold contained within a lens up to 30m thick and 250m in strike length (Stewart and Beischer, 1993). This prospect lies 25 km northeast of the Tulks South Property.

The Daniel's Pond discovery is located 21 km northeast of the Tulks South Property. It was discovered by BP in 1989 and intensively explored during the next two years. The Daniels Pond mineralization has an inferred mineral resource of 1.06 million tonnes grading 7.71% zinc, 4.13% lead, 0.47 copper, 207.15 g/t silver and 0.50 g/t gold (R. Chisholm, P. Geol., December, 1999). This inferred mineral resource is contained within a more extensive mineralized zone estimated to comprise 4.02 million tonnes grading 3.06% zinc, 1.36% lead, 0.17% copper, 97.51 g/t silver and 0.35 g/t gold. (Source: http://www.royalroadscorp.com/main/profile2.html).

The Jack's Pond prospect is located 12.5 km northeast of the Tulks South Property. This prospect consists of a 2 km by 0.5 km alteration zone hosting four massive sulphide lenses of between 200,000 to 1,000,000 tons each within felsic volcanics. The lenses are comprised predominantly of pyrite and carry low <0.5% copper values.

The Tulks Hill prospect is situated on a <4km^2 property owned by Buchans River Minerals which is entirely surrounded by the Tulks South Property. The Tulks Hill prospect consists of three massive sulphide lenses totaling 720,000 tonnes of mineralization, not calculated consistent with NI43-101f requirements, grading 1.3% copper, 2.0% lead, 5.6% zinc, 41 g/t silver and 0.4 g/t gold (Jambor and Barbour, 1986; Saunders, 2001) hosted by felsic volcanics.

The Tulks East prospect is situated within Reid Lot 228 and within the Tulks South Property. The prospect, described in full below, consists of three massive sulphide lenses containing >6,200,000 tonnes of mineralized material hosted by felsic volcanic rocks. The massive sulphide prospects at Tulks East, Tulks Hill, Jack's Pond, and Daniel's Pond all lie along the same stratigraphic horizon and span 25 km of strike length. New discoveries of base metal sulphides along this horizon at the Boomerang Showing on the Tulks South Property, discussed below, push the total productive horizon length to 45 km.

The Boomerang Prospect is a newly discovered blind high grade massive sulphide prospect that was discovered by Messina Minerals Inc. in late 2004. It is located approximately 14.4 kms along strike to the southwest of the Tulks Hill prospect. The area had been previously recognized as having good VMS style alteration, but with little massive sulphide, other than localized high grade veins in the stockwork system. In December of 2004, Messina Minerals Inc., intersected the first thick high grade base metal intersection at Boomerang. It graded 0.7 per cent copper, 4.0 per cent lead, 13.6 per cent zinc and 102 grams per tonne silver, and 1.0 gram per tonne gold over a 13.9-metre interval. It is not yet known whether the Boomerang discovery lies along the same stratigraphic horizon as the other prospects.

LONG LAKE BELT

The Long Lake Belt hosts a long (>2 km length) thin (<1 meter thick) set of massive sulphide occurrences discovered and drill tested between 1994 - 1997 by Noranda Inc. and Island Arc in 2001. The "Long Lake" prospect has an inferred mineral resource, not calculated in accordance with NI 43-101 requirements, of approximately 2% copper, 1% lead, 16% zinc, 38 g/t silver and 0.9 g/t gold (Alto Minerals press release, July 5, 1999) based upon calculations from five drill holes. This mineralization is hosted by felsic volcanic rocks overlain by iron formation and graphitic sediments. Several other similar prospects have been discovered including the South Limb, East Zone, and Lucky Gnome prospects. The Long Lake belt is situated along the eastern boundary of the Tulks Belt.

TALLY POND BELT

The Tally Pond Belt hosts the Duck Pond Deposit as well as the Boundary Deposit. This volcanogenic mineralization is hosted by felsic volcanic rocks overlain by graphitic sediments. Duck Pond was purchased by Aur Resources in 2001 for $6 million. A 2001 feasibility by MRDI Canada (and modified by Aur Resources) indicates that The Duck Pond and

Boundary deposits are massive sulphide deposits containing reserves of 4.1 million tonnes at an average grade of 3.3% Cu, 5.7% Zn, 59 g/t Ag and 0.9 g/t Au (quoted from AUR Resources website). A development and operating plan for these reserves has been prepared which indicates that a 1,500 tonne per day mining operation, which would generate an average of 32 million pounds of copper and 53 million pounds of zinc annually over an eight year mine life, could be constructed for approximately $79 million. The project is currently in the construction phase. The Duck Pond deposit is located 50 km northeast of the Tulks East prospect situated within the Tulks South Property (Figure 4).



Victoria Mine
Burnt Pond
Boundary
Duck Pond
Red Indian Lake
Jack's Pond
Tulks East
Tulks Hill
East Zone
TULKS
SOUTH
PROPERTY
Victoria Lake

Figure 4: Location of significant VMS prospects in central Newfoundland.

TULKS BELT GEOLOGICAL SETTING

The Tulks South Property is wholly underlain by Tulks Volcanic Belt lithologies including felsic and mafic pyroclastics and flows, mafic dykes, intercalated sediments, and subvolcanic intrusions metamorphosed to greenschist facies. Prospective felsic volcanic rocks, shown in yellow in Figure 5, extend the 30 km length of the Property. Extensive zones of volcanogenic alteration associated with massive sulphide formation have been mapped.

STRUCTURE

All rocks within the Tulks South Property area have suffered moderate to strong penetrative deformation, and primary textures are frequently obscured or entirely obliterated by a well developed, bedding parallel foliation. The strata are generally steeply dipping and northwest-

facing. Small scale isoclinal folds with sub-vertical plunges are common but evidence of large scale folding is sparse. Two phases of foliation are mappable, and many sulphide bodies within the belt plunge to the northeast, so structural modification of massive sulphides has occurred. Later ductile (-brittle?) shear zones also transect the property trending near the orientation of the dominant foliation. These shear zones enclose large areas of argillic alteration which are locally gold-bearing. Younger high angle faulting is interpreted to offset structural-stratigraphic units by up to 500 m in places.



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Reid Lot 228
Figure 5
Regional Geology
6549M
6551M
6552M
6550M

Figure 5 – Regional Geology of the Tulks Belt

PROPERTY MINERALIZATION

Figure 6 shows the outline of the Tulks South Property area and the location of the most significant mineralized zones within the Property. All of these zones have been previously


TULKS EAST
A,B,C ZONES
TULKS WEST
CHLORITE STOCKWORK
Otter
Pond
MASSIVE SULPHIDES
GOLD ZONE
BAXTER POND
ALTERATION ZONE
CURVE POND
MASSIVE SULPHIDES
WINESKIN AREA
ALTERATION ZONE
Valentine

Figure 6: Outline of the Tulks South Property showing the relative locations of the most significant mineralization.

summarized in a technical report by Sparkes in 2003, entitled Technical Report on the Tulks South Property, Red Indian Lake Area, central Newfoundland, 2003.

2005 EXPLORATION SUMMARY

During the past year, exploration has been focused on the Tulks East Prospect on Reid Lot 228, and the Boomerang discovery. Work at Tulks East concentrated on following the A-Zone mineralization down plunge and developing new targets within the Reid Lot. Work at Boomerang was concentrated almost 100% on defining the Boomerang Prospect.

TULKS EAST

The Tulks East prospect was discovered in 1977 by Abitibi-Price during follow-up of AEM targets northeast of the Tulks Hill discovery. A large grid was established and subsequently surveyed by soil geochemistry, magnetics, VLF-EM, Max-Min, and gravity surveys. Approximately 86 diamond drill holes have outlined three stratiform lenses of massive sulphide.

The Tulks East prospect represents the largest accumulation of massive sulphide in the Tulks Volcanic belt found to date. Three lenses, termed the A, B, and C Zones have been partly outlined by geophysics and drilling; all remain open at depth. A total of approximately 5 million tonnes of massive sulphide has been identified in two parallel 50° plunging zones (A-Zone and B-Zone) drilled to a vertical depth of approximately 250 meters. The A-Zone was estimated to contain 5 million tonnes with 2% base metals (copper plus zinc), and the B-Zone was estimated to contain 230,000 tonnes grading 8.7% zinc, 0.66% copper, 1.26% lead, 58.7 g/t silver, and 0.14 g/t gold (Barbour and Thurlow, 1982). A third zone (the C-Zone) is identified in drill logs as combined 'A-Zone plus B-Zone' intercepts located on surface 500 m northeast of the original discoveries. This "zone" was estimated to contain an additional 1 million tonnes of pyritic massive sulphide. Much of this core was 'visually assayed' as containing subeconomic mineralization and not assayed at the time. The grades and estimated "tonnage" of the individual zones is summarized below. These categories and numbers are from historical documents and are not considered 43-101 compliant, however, the author believes that these numbers may fit into the category of "Inferred Mineral Resource".

Table 2: Tulks East Inferred Geological Resources (Barbour and Thurlow, 1982)

ZONE	TONNAGE	GRADE				
	(tonnes)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
A-Zone	5,000,000+	0.24	0.12	1.5	8.5	tr.
B-Zone	230,000	0.66	1.26	8.69	58.7	0.14
C-Zone	1,000,000	<1% combined base metals				

The Tulks East prospect stratigraphy consists of a 1 km thick sequence of felsic volcanics overlain by 200 m of intercalated graphitic argillite intruded by mafic dykes which is, in turn, overlain by 200 m thick hangingwall quartz phyric felsic volcanics. The three sulphide lenses comprising the Tulks East prospect form the largest sulphide accumulation in the Tulks belt and are situated within the top 60 m of the lower felsic volcanic unit. The A, B, and lenses all provide distinct

VLF and HLEM anomalies which are coincident with broad gravity highs (Noranda staff, 1998). The B-Zone is situated 15 m stratigraphically above the A-Zone whereas the C-Zone is situated 250 m east of and along strike from the A-Zone.

2005 Exploration (Tulks East)

During 2005, 120 line kilometers of new grid was cut between Tulks Hill and Tulks East. Eastern Geophysics carried out gravity readings over the entire grid at 25m spacing, and at 12.5m spacing just south of the Tulks East graphite where sulphide lenses are known to exist. The lines were spaced 100m apart, but some 200 m lines were cut on the eastern end of the grid. The main objective of the survey was to clearly characterize the anomaly over the Tulks East Prospect, to see if it has down plunge potential beyond the known limit of drilling, and to explore for new lenses of massive sulphide along strike in either direction. Magnetometer surveys were carried out over the entire grid, along with limited prospecting and one 382 meter diamond drill hole.

Compilation

During 2005 limited reconnaissance mapping and prospecting was carried out on Reid Lot 228, as well, a digital geological compilation was put together from existing data (Figure 7). Prospecting discovered several new previously unrecognized alteration zones and in addition, a new massive sulphide occurrence. As well, several large angular massive sulphide boulders were relocated from past work. Further work in the immediate vicinity uncovered additional boulders (Figure 8).


478000
484000
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Figure 7 - Geology
Reid Lot 228
5378000
5374000

Figure 7 – Local Geology Reid Lot 228

One of the boulders ran 6% copper, while the massive sulphide in outcrop ran 1.85% zinc.

The alteration zone discovered on the southwest portion of the property was traced for 200 meters in outcrop and float and consists of an intensely chloritized felsic volcanic stockwork with up to 50% buckshot pyrite (Figure 8).

Gravity

During 2005, approximately 3800 gravity points were collected from the newly established grid at Tulks East (Figure 8). These stations were collected by Eastern Geophysics Ltd. Figure 8 shows a colored contoured plot of the terrain corrected data overlain on the new grid, Figure 8A shows how prominent the anomaly is on section (Appendix I – contains additional residual gravity maps). The outline in the map (Figure 8), of the red area is the surface projection of the Tulks East Prospect. Initial interpretation shows a large gravity gradient from west to east on the property. In addition, the anomaly over the Tulks East prospect is quite prominent, > 1.0 mgal (Figure 9). More subtle areas on the grid are not readily apparent without creating residual gravity maps. Line 6200E @3713 N contains a 0.2 mgal anomaly proximal to the massive sulphide boulders located on the map (Figure 10). These smaller anomalies are considered highly significant. Data will be looked at in more detail over the coming months to identify priority targets for follow up. In addition, the plan map included for the 2005 diamond drilling on Tulks East is underlain by residual gravity, which defines the Tulks East Prospect more clearly (Figure 13).


487000
490000
5377000
5375000
Figure 8
Gravity and Geology
TE_Chl_Stock

Figure 8 – 2005 Tulks East Gravity


Gravity
TE-20
TE-03
TE-04
Section 9700 East
C-Zone

Figure 8A – Typical Gravity profile over Tulks East Prospect


Line 9100
Terrain
Terrain

Figure 9 – Gravity anomaly over the Tulks East Prospect – A-Zone


Line 6200
Terrain
Terrain

Figure 10 – 0.19 – 0.20 mgal anomaly near massive sulphide boulders

Magnetics

Magnetic data was collected with a GEM system by Corwin Northcott, who was subcontracted by Discovery Geophysics International Ltd. Readings were taken at 12.5 meter stations over the entire grid (Figure 11).


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5377000
5375000
Figure 11
Total Field Magnetics
Total Field Magnetics (nT)
Stock
TE_Chl_Stock

Figure 11 – Total Field Magnetics

Diamond Drilling

A single diamond drill hole was completed on the Tulks East Prospect in 2005. The hole was designed to test the A-Zone in an area that was 100m up-plunge of Hole TE-94-01 drilled by Noranda, and 100m down-plunge of all other historic drilling. Noranda in 1994 targeted a hole to test the A-Zone 200 meters down plunge of all previous drilling. The hole steepened and although it hit 3.1 meters of massive sulphide, the grade was considered uneconomic. A second hole was designed to target the horizon up-dip and in a perceived thicker portion of the A-Zone. This hole was abandoned short of target due to technical problems. No further attempts were made by Noranda to target the Tulks East Prospect.

Hole TE05-86 intersected a 9.65-metre subinterval of massive sulphides from 338.45 to 348.1 metres which assayed 6.2 per cent zinc, 0.4 per cent copper, 0.3 per cent lead, 19 g/t silver and 0.3 g/t gold. This occurs within a 22.25-metre interval of massive sulphide mineralization from 338.45 to 360.7 metres at a vertical depth of approximately 260 metres. The true thickness of the 22.25-metre massive sulphide is estimated to be 18 metres with an 80-degree (near-vertical) dip. The Diamond Drill log is found in Appendix II, and assays are found in Appendix III, Figures 12 & 13 show the section and its location in plan.


Residual Gravity
TE-05-86
Hole Short of Target
300 Elev
Target Area Untested
200 ELEV
9.65 m - 0.4% Cu, 0.3% Pb, 6.2 % Zn, 19 g/t Ag & 0.3 g/t Au

Figure 12 – Drill Section



Residual Gravity Anomaly
R2
Tulks East Prospect

Figure 13 – Residual Gravity

BOOMERANG

The Boomerang area lies at the southwestern end of the Tulks South Property and is underlain by felsic volcanic rocks and overlain by fine-grained, commonly graphitic sedimentary rocks. This sequence is interpreted as the along-strike equivalent of the Tulks East stratigraphy. Asarco outlined various VLF-EM conductors and soil anomalies within this area prior to 1975 and subsequently drilled holes on various targets. Six of these holes intersected the "Boomerang Alteration Zone" hosted by pyritic altered felsic volcanic rocks. Linecutting, magnetic, VLF-EM, and HLEM geophysical surveys by Abitibi and BP coupled with mapping and various geochemical surveys outlined a 3 km zone of strong alteration with areas of geochemically high base metals and an outcrop of massive veined barite and quartz. Abitibi drilled 9 holes in the area in 1979 however five holes failed to penetrate the overburden. All four bedrock holes intersected altered felsic tuffs with traces of base metal sulphides. Noranda re-gridded the entire area beginning in 1994 and re-did all the geophysical surveys plus gravity surveying. The company also completed mapping and soil geochemical surveys.

Noranda began drilling targets late in 1993 and in 1997 intersected a narrow high grade massive sulphide lens in hole GA97-05 grading 0.46% copper, 2.63% lead, 7.4% zinc, 76.5 g/t silver, and 0.67 g/t gold over 3.6 m (core length) at a vertical depth of 500 m below surface. The closest hole to GA97-05 is GA95-01 which intersects the sulphide horizon 350 m vertically above the GA97-05 hole and yielded assays averaging 1.3% zinc over 49.9 m. Hole GP93-03 was drilled 300 m west of GA95-01 and intersected 0.7% zinc and 0.22% lead over 32.9 m at 100 m vertical depth below surface. Drilling has outlined a large area of base metal-bearing alteration enveloping zinc-rich massive sulphides intersected in one drill hole which remains open in all directions. The alteration and mineralization at the Boomerang alteration zone compares favourably with other volcanogenic massive sulphide-bearing alteration zones within the Tulks Volcanic Belt.



12400N
12800N
Lateral projection of the Barite Vien
Hole GA-95-08
150 west of section
Hole GA-95-01
Hole GA-97-05
380M
280M
180M
80M
-20M
-100M
HANGINGWALL SEQUENCE
BAXTER'S FAULT ZONE UNKNOWN THICKNESS
Cross section
L 3800E
0.46%Cu, 2.63%Pb,
7.4%Zn, 76.5g/t Ag/1.8m
(True Thickness)
FELSIC
HYDROTHERMAL SEDIMENT
LAMINATED GRAPHITIC SEDIMENT
MAFIC FLOW AND INTERCAL FLK PY
MASSIVE SULFIDE
SILICIFIED AND PYRITIZED FELSIC
BARITE VEIN
STOCKWORK MINERALIZED ZONE

Figure 14. Cross section of hole GA95-01 and GA97-05 *(after Noranda, 1998).*

In December of 2004, Messina Minerals Inc., intersected the first thick high grade base metal intersection at Boomerang. The intersection graded 0.7 per cent copper, 4.0 per cent lead, 13.6 per cent zinc and 102 grams per tonne silver, and 1.0 gram per tonne gold over a 13.9-metre interval. It is not yet known whether the Boomerang discovery lies along the same stratigraphic horizon as the other prospects in the belt. In 2005, 26,078.60 meters of diamond drilling helped partially define this new discovery.

2005 Exploration (Boomerang)

In 2005, in addition to diamond drilling on the Boomerang Prospect, a full scale exploration program was carried out on the property, which included prospecting, mapping, line-cutting, soil geochemistry and ground magnetometer surveys. These surveys were carried out primarily over the prospect. Figure 15 below shows a historic digital geology compilation overlain on the newly refurbished Boomerang grid. The congested area of holes shows the area of the Boomerang prospect, with its surface projection corresponding to the historic isolated AEM anomaly. AEM data west of the Boomerang prospect has been lost from public records.



472000
475000
5365000
5362000
Figure 15
Digital Geology
Compilation
NAD83 / UTM zone 21N

Figure 15 - Compilation

Geology & Diamond Drilling

Discovery

Messina Minerals discovered the Boomerang volcanogenic massive sulphide ("VMS") prospect in the southern Tulks volcanic belt in December, 2004, after the area had previously received significant mineral exploration effort since the mid-1970's. The 'blind' discovery of massive sulphides followed the recognition of many indicators of high VMS potential including the presence of extensive bedrock alteration and mineralization, base metal soil anomalies, and unexplained geophysical (gravity and EM) anomalies. The Boomerang massive sulphides come to within 90 meters of surface, contradicting conventional wisdom from the past 30 years that the Tulks volcanic belt had been fully tested to at least a 250 meter depth. Prior to the discovery, the immediate area around the Boomerang Prospect had been tested with 5379.90 meters of diamond drilling. In 2004, Messina drilled 755.60 in three holes including the discovery hole. In 2005, 3-4 diamond drills completed 26,078.60 meters of NQ diamond drilling on the Boomerang Prospect and immediate vicinity. All assays are provided in Appendix IV, Diamond Drill Logs are in Appendix V, and all sections and plan maps are found in Appendix VI. All holes were surveyed with a real time GPS and are accurate to 3 cm. All coordinates are registered in UTM nad83.

Local Stratigraphy

As currently drilled the Boomerang prospect stratigraphy consists of a 500 meter thick succession of submarine-deposited felsic pyroclastic rocks and subordinate associated fine-grained epiclastic sediments. The tuffaceous stratigraphy consists of quartz-phyric ash to lapilli tuffs and rare agglomerate. These are overlain by approximately 100 meters of felsic and minor mafic flows. Late felsic and mafic sills commonly intrude the tuffaceous rocks. An 85 degree northwest-dipping foliation overprints all units except the latest mafic sills, and has rotated (flattened) the northwest-facing stratigraphy sub-parallel to the foliation plane.

Alteration and Mineralization

Three domains of alteration and mineralization are recognized in the Boomerang prospect area and can be conveniently grouped as "Hangingwall", "Mineralized Horizon" and "Footwall" domains.

Hanging wall

The hangingwall volcanic rocks (top 300 meters of immediate Boomerang stratigraphy) are comprised of a sequence of felsic lithologies including undifferentiated felsic volcanics, felsic tuffs and derived tuffaceous sediments. Prominent in the upper hanging wall is a stratigraphic 'marker' agglomerate associated with epiclastic sediments. Minor seafloor-attributed chlorite alteration is associated with the hangingwall sequence, but local stringer pyrite mineralization and sulphide muds ("exhalites") suggest some "VMS" potential. As well, historical mapping has outlined "VMS" style sericite and pyrite alteration at surface in hanging wall stratigraphy.

Footwall

The Boomerang footwall sequence is comprised of strongly sericitized, fine-grained felsic volcanics containing 2 to 10% disseminated pyrite, common quartz-pyrite-base metal-bearing stockwork veinlets, and local intervals of intense buckshot pyrite across the last 200 meters of the immediate Boomerang area stratigraphy.

Also within the footwall are recently discovered zones of decameter-scale intense black chlorite and "chaotic" quartz-carbonate. Some of these zones are associated with the known Boomerang deposit, but due to the preliminary stage of drilling away from the deposit, other zones are not yet correlated with known massive sulphides.

A large outcrop of massive barite has been mapped at surface, 200 meters southeast of the Boomerang prospect, and while it is undoubtedly part of the Boomerang alteration system, its specific relationship to the deposit (footwall or another exhalative horizon?) has not yet been determined.

Mineralized Horizon / Boomerang Prospect

The mineralized sequence of lithologies (the middle 50 -100 meters of the Boomerang prospect area stratigraphy) includes cherts (specifically black chert units), fine-grained tuffs, tuffaceous sediments, as well as graphitic and argillaceous sediments that are intimately associated with massive sulphide mineralization. The deposit internally consists of several massive sulphide beds with intervening semi-massive and lean sulphide layers. Banding in the massive sulphides is common, now being structural in appearance (boudinaged, discontinuous, recrystallized). It is probable that the banding is mimicking bedding in the original tuff; sub-mm clear quartz grains in the massive ore are interpreted to be remnants of a porphyritic ash tuff that has been almost completely replaced by sulphides.

Massive sulphides are comprised of fine- to medium-grained sphalerite-galena-chalcopyrite-pyrite with pyrite becoming more prevalent towards the margins of the massive sulphide lens. Two phases of sphalerite are recognized: reddish sphalerite, and pale yellow-light brown sphalerite that correlates with the highest grade zinc intersections. Arsenopyrite and another silvery metallic mineral, is associated with the highest grade gold and silver subintervals within the massive sulphide.

Stockwork mineralization occurs stratigraphically below the main massive sulphide lens but also lateral to and above it thus enveloping the core of the deposit. The immediate hanging wall stockwork, as well as the noted gradational contacts and replacement textures (veining, sulphide porphyroblasts, relict quartz phenocrysts) are interpreted to support a shallow sub-seafloor replacement model for the deposition of the sulphides.

The highest grade gold subinterval intersected to date occurs in hole GA05-22 which assayed 0.6% copper, 3.8% lead, 4.5% zinc, 245 g/t silver and 6.0 g/t gold over 9.7 meters.

Hole GA05-43 is an example of significant high-grade mineralization over extended widths; this hole assayed 0.6% copper, 4.4% lead, 10.4% zinc, 164.0 g/t silver and 3.0 g/t gold over 23.2 meters including 1.8% copper, 5.1% lead, 34.9% zinc, 223 g/t silver and 1.7 g/t gold over 1.5 meters (Figure 16).

By the end of 2005, the Boomerang Prospect has a defined strike extent of 400 meters, a dip length of between 50 – 200 meters and an average thickness of 5 – 8 meters. The top of the ore lense comes to within 100 meters of surface and has virtually no plunge and an 85 degree dip to the northwest. Internally and on both margins, the prospect has been affected by both folding and faulting. It is not yet known how much influence the structure will play on developing additional tonnage at Boomerang.



Section 3150 East
1350 ELEV
Marker Agglomerate
Marker Agglomerate
GA-05-57 - 1.5 M @ 0.3% Cu, 2.8% Pb, 4.6% Zn, 143 g/t Ag & 0.4 g/t Au
1250 ELEV
1200 ELEV
GA-05-52 - 7.9 M @ 0.7% Cu, 6.0% Pb, 6.9% Zn, 206 g/t Ag & 4.1 g/t Au
GA-05-43 - 23.2 M @ 0.6% Cu, 4.4% Pb, 10.4% Zn, 164 g/t Ag & 3.0 g/t Au
Hanging Wall Sequence
GA-05-47 - 8.35 M @ 0.4% Cu, 1.8% Pb, 6.1% Zn, 74 g/t Ag & 1.1 g/t Au
Hanging Wall Sequence
Footwall Sequence
Messina Minerals Inc.
Boomerang

Figure 16 - Section 3150 East

Line-cutting and Magnetometer Surveys

Approximately 57 kilometers of old Noranda grid was brushed out and re-picketed in 2005 by SCI Exploration Ltd., of Miles Cove, Nfld. Magnetometer surveys (Figure 17) were carried out by Corwinn Northcott of St.John's under a sub-contract from Discovery Geophysics International Ltd. A GEM system was used to collect the data. Very little interpretation has been completed on the magnetics, however, drilling has confirmed that magnetic highs in the hanging wall above 12700N on the map are mafic sills and not flows.



UTM Zone 21 NAD83
472,500E
474,500E
L 3300E
L 2900E
12900N
12200N
5,364,500N
L 1900E
L 1200E
11100N
MESSINA MINERALS INC.
July 2005

Figure 17 – Mag survey Coverage

Orthophoto Mapping

In order to better access areas in the belt and to obtain a detailed DEM for the belt, an aerial photographic survey was flown by Eagle Mapping Ltd of London, Ontario. The DEM will enable draping of geochemistry and geophysical data in order to identify dispersion sources and identify topographic effects on historic HLEM data. The airphotos will provide valuable outcrop information as well.

Several days were required to set up field stations for the survey. Stephen Burt of Springdale put in 15 photo-control points for the belt and they were measured in real time with a centimeter accurate GPS. All points were photographed from the air during the survey. Black Pine Consulting Ltd., provided Quality Control for the photographs from Eagle Mapping. Helicopter access was required for most of the photo points. The DEM data is provided in the digital copy for the property as a text file. Mosaics for the property are provided as tiff files. Figures 18 & 19 show the coverage for the property, while Figure 20 was flown around the Boomerang prospect at a higher resolution.


Figure 18

Figure 18 - Air Photo Mosaic


478000
484000
490000
Figure 19
5378000
5374000

Figure 19 – Air Photo Mosaic



Figure 20 – Air Photo Mosaic

Soil Geochemistry

In 2005 soil geochemistry was carried out over a portion of the Boomerang grid known as the zinc zone. Approximately 361 soils were collected for Au, Cu, Pb, Zn & Ag (Appendix VII). Data was collected on lines 1000 E – 2100 E by SCI Exploration of Sunday Cove Island. The objective was to verify the existence of an historic multi-element base metal soil anomaly and its exact location. Data returned from the survey indicated a 500 meter long multi-element anomaly, with up to 4400 ppm zinc and 131 ppm Pb in soils (Figure 21). Mapping and prospecting identified a substantial stockwork mineralized zone in bedrock that contained visible sphalerite and galena.


472000
472400
5363700
5363300
4400.0
500.0
300.0
225.0
175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
NAD83 / UTM zone 21N

Figure 21 – Zinc soil geochemistry

SAMPLING METHOD & APPROACH

Samples of drill core were split in half with a diamond core saw. At the start of each split a tag was placed in the core box in a plastic bag. Sampling was completed based upon geology. Each sample through mineralization was split based upon characteristics and mineralogy. Splits were not necessarily taken at one meter intervals. Samples did however go at least three meters past significant mineralization on either side. All core is stored at Messina's office in Buchan's Junction. Samples were all characterized individually and RQD was performed on the ore zones and margins. There are no factors that would have resulted in sample bias. All analytical data is appended.

SAMPLE PREPARATION, ANALYSES & SECURITY

All samples were collected by employees of the company and under the direction of the resident chief geologist. Each sample was sawed with the diamond core saw, washed and bagged in a clean new plastic bag. The sample tag was placed inside each bag and the bag stapled shut. Batches of 25 samples were boxed and transported by an employee directly to the lab. Eastern Analytical of Springdale assayed all core for Cu, Pb, Zn, Ag & Au. Ore grade assays were reported in %. All pulps are stored for 30 days and coarse rejects 90 days. Every third sample was taken for a check assay. Eastern Analytical prepared a split of the pulp and sent it directly to Chemex labs in Vancouver. Approximately 150 samples have been taken and compared to the original samples. Preliminary plots have been produced and no abnormal results were detected.

DATA VERIFICATION

The author has verified as much data as possible given the 85 plus year history of the belt. Large amounts of historical data have been lost from the records, however, the Dept. of Mines & Energy maintain an up to date core storage facility at Buchans, and many of the historic holes and drill logs can be reviewed at that facility. Some ground surveys such as magnetics and gravity have been repeated during 2005, in order to facilitate better processing. This data on a broad scale repeats much of the previously collected data, thus giving a degree of comfort when evaluating other prospects on the Tulks South Property.

ADJACENT PROPERTIES

The two major properties that bound the Tulks South Property are the Tulks North properties owned by Royal Roads Corp. These properties are in the Tulks Volcanic Belt and have historic resources. In addition the Tulks Hill prospect which is totally enclosed by the Tulks South Properties is owned by Prominex Resources. This property also has historic resources.

MINERAL PROCESSING and METALLURGICAL TESTING

Section not applicable

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Section not applicable

OTHER RELEVANT DATA

Section not applicable

INTERPRETATION AND CONCLUSIONS

In late 2004, Messina Minerals Inc. made the first significant base metal discovery in years in the Tulks Volcanic Belt.

The Property is located in central Newfoundland which has a one hundred year history of successful exploration and development of VMS-type deposits beginning with the discovery of the first of the Buchans Mines in 1905 – 1910.

The Tulks Volcanic Belt is approximately 60 km in total length and is known to host five significantly sized zones of base metal mineralization containing at least one million tonnes of base-metal bearing sulphides. The Tulks South Property covers the southern half of this prospective belt.

In December of 2004, Messina Minerals Inc., intersected the first thick high grade base metal intersection at Boomerang. It graded 0.7 per cent copper, 4.0 per cent lead, 13.6 per cent zinc and 102 grams per tonne silver, and 1.0 gram per tonne gold over a 13.9-metre interval. It is not yet known whether the Boomerang discovery lies along the same stratigraphic horizon as the other prospects in the belt. In 2005, 26,078.60 meters of NQ diamond drilling helped partially define this new discovery.

By the end of 2005, the Boomerang Prospect had a defined strike extent of 400 meters, a dip length of between 50 – 200 meters and an average true thickness of 5 – 8 meters. The top of the ore lens comes to within 100 meters of surface and has virtually no plunge and an 85 degree dip to the northwest. Internally and on both margins, the prospect has been affected by both folding and faulting. It is not yet known how much influence the structure will play on developing additional tonnage at Boomerang.

The historic soil anomaly at the Zinc zone was verified, and prospecting did identify an extensive stockwork related system comprised of stringer and disseminated pyrite, sphalerite and galena.

Drilling at Tulks East continued to demonstrate that the Tulks East A-Lens is becoming more base metal rich with depth. Hole TE05-86 intersected a 9.65-metre subinterval of massive sulphides from 338.45 to 348.1 metres which assayed 6.2 per cent zinc, 0.4 per cent copper, 0.3 per cent lead, 19 g/t silver and 0.3 g/t gold. Generally, the A - lens is base metal poor nearer surface. Gravity data collected during 2005 show a greater that 1 mgal residual anomaly that plunges to the northwest, and continues well beyond the limit of current drilling.

RECOMMENDATIONS

During 2006, a 15000 meter diamond drill program is recommended to further define the Boomerang mineralized system. In addition, deep drilling at Tulks East will continue to test for increased base metals down plunge. Compilation will continue throughout the winter to identify other prospective targets within the belt. Structural mapping will begin in the spring to better understand the complexities of the belt. The company has set aside $2.2 million dollars to facilitate the program.

2005 Expenditures

	6550M	6552M	6551M	6549M	Reid Lot 228
	# claims = 72	# claims = 74	# claims = 66	# claims = 102	# claims = 289.96
Line Item	Cost	Cost	Cost	Cost	Cost
Surveying Costs - airphoto	$ 888.48	$ 913.16	$ 814.44	$ 1258.68	$ 3578.1
Airborne Survey					
Labour Costs @ 250.00 / day					
Field Materials for Photo Points	75	75	75	75	75
QA/QC & Contract Specs.	260.64	267.88	238.92	369.24	1049.65
Ground Magnetics	3437.5	3437.5			11300
Gravity Surveys					102000
Line Cutting	26100	9450			37500
Helicopter Costs @1336 / hr					
Hel - Camp Support Costs	6797.03	6797.03			
Hel - soil / silt + prospecting					
Hel - surveying - airphoto	437.04	449.18	400.62	619.14	1760.05
Hel - drilling					
Truck Rental @ 75 / day	22500	22500	150	150	2250
Camp Costs	175000	175000	1200	1200	50000
Core Saw Rental Costs	1475	1475			
Boarding House Rental Costs	11977.5	11977.5			
Tulks Road upgrades & Plowing	2808	2886	39	39	11308
Groceries	56250	56250			3900
Assaying	41500	41500			275
Diamond Drilling Costs	1030855.8	1230855.8			29250
Drill Hole GPS Survey Costs	2000	5900			
Geology Costs @ 500.00 / day	157500	157500		500	5000
Report Writing @ 500.00 / day	15750	15750			
Report Materials					
Prospecting @ 250.00 / day					
Quad Rental @ 35.00 / day	5000	5000			2000
Skidoo Rental	4000	2500			
Air photo survey	9770.4	10041.8	8956.2	13841.4	39347.57
Sum	***$ 1574382.39***	***$1760525.85***	***$11874.18***	***$18052.46***	***$300593.37***
Overhead	157438.239	176052.585	1187.418	1805.246	30059.337
Total	**$1731820.629**	**$1936578.435**	**$13061.598**	**$19857.706**	**$330652.707**
total req.	11222.12	14182.6	0	12904.68	
Report due date	3/30/2006	3/30/2006	3/30/2006	3/30/2006	

REFERENCES

Alto Minerals Incorporated, 1999, Alto Minerals Incorporated options Long lake property, central Newfoundland. Press Release, December 13, 1999, 2 pages.

Aur Resources, 2005, www.aurresources.com

Barbour, D.M. and Thurlow, J.G., 1982, Case histories of two massive sulphide discoveries in central Newfoundland, *in* Prospecting in Areas of Glaciated Terrain, P. Davenport ed., CIMM, p.300-320.

Evans, D.T.W., & Kean, B.F., 1987. Gold and Massive Sulphide mineralization in the Tulks Hill Volcanics, Victoria Lake Group, central Newfoundland. *In* Current Research. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 87-1, pages 103 – 111.

Evans, D.T.W., Kean, B.F. and Dunning, G.R., 1990, Geological studies, Victoria Lake Group, central Newfoundland, in Current Research, Newfoundland Department of Mines and Energy, Report 90-1, p.131-144.

Evans, D.T.W. and Wilton, D.H.C., 2000, The Midas Pond Gold Prospect, Victoria Lake Group, Central Newfoundland: A Mesothermal Quartz Vein System with Epithermal Characteristics, Exploration and Mining Journal, Volume 9, No. 1, January 2000.

Evans, D.T.W., & Kean, B.F., 2002, The Victoria Lake Supergroup, Central Newfoundland ~ Its Definition, Setting and Volcanogenic Massive Sulphide Mineralization. Government of Newfoundland and Labrador, Department of Mines and Energy, Open File NFLD/2790, 68p.

Jambor, J.L. and Barbour, D.M., 1986, Geology and mineralogy of the Tulks pyritic massive sulphide deposit, *in* Buchans Geology, Newfoundland, Paper 86-24, Geological Survey of Canada, R.V. Kirkham (ed), p.219-226.

Kean, B.F. and Evans, D.T.W, 1988, Geology and mineral deposits of the Victoria Lake Group *in* The Volcanogenic Sulphide Districts of Central Newfoundland, S. Swinden and B. Kean eds, Mineral Deposits Division, Geological Association of Canada, p.144-156.

Luff, W.M., 1995, A history of mining in the Bathurst area, northern New Brunswick, Canada, CIM Bulletin, vol. 88, No. 994, p.63-68.

Martin, W., 1983, Once Upon A Mine: Story of Pre-Confederation Mines on the Island of Newfoundland, Special Volume 26, Canadian Institute of Mining and Metallurgy, p.74-83.

McKenzie, C.B., Desnoyers, D.W., Barbour, D., and Graves, R.M., 1993, Contrasting volcanic-hosted massive sulphide styles in the Tulks Belt, central Newfoundland, Exploration Mining Geology, vol. 2, no. 1, p.73-84.

Noranda Exploration Company Limited, 1998. Central Newfoundland property descriptions. Unpublished private report, Noranda Exploration Company Limited, 16 pages.

Noranda, 1998, Data Book – Summary of Noranda Land Package in Central Newfoundland, c.500 pp. (compilation of publicly available data, including MapInfo GIS database).

Peter J.M. and Goodfellow, W.D., 1995, Genesis of massive sulphide-associated hydrothermal sediments along the Brunswick belt, Bathurst mining camp, New Brunswick, Canadian Journal of Earth Sciences, preprint of article, 74 pp plus figures.

Rogers, N. and van Staal, C.R., 2002, Toward a Victoria Lake Supergroup: A provisional stratigraphic revision of the Red Indian to Victoria Lakes area, central Newfoundland, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 185-195.

Royal Roads website; www.royalroadscorp.com, 2005.

Saunders, P., 2001, Report on the Tulks Hill Property, Newfoundland for Buchans River Ltd..

Snelgrove, A.K., 1938, Information Circular No. 4: Mines and Mineral Resources of Newfoundland, Newfoundland Geological Survey, 162 p.

Sparkes, K.E., 2003, Technical Report on the Tulks South Property, Red Indian Lake Area, central Newfoundland, Canada. 51p. (sedar.com)

Sparkes, K.E. 2005, Report of Work for the Tulks South Property, Confidential report filed with the Nfld. Dept of Mines and Energy.

Stewart, R. and Beischer, G., 1993, The Bobby's Pond base metal sulphide deposit, Victoria Property, central Newfoundland *in* Ore Horizons Volume 2, A. Hogan and S. Swinden eds., Newfoundland Department of Mines and Energy, p.89-99.

Swinden, S., 1991, Paleotectonic settings of volcanogenic massive sulphide deposits in the Dunnage Zone, Newfoundland Appalachians, CIM Bulletin, vol. 84, No. 946, p.59-69.

Swinden, S, 1996, The application of volcanic geochemistry to the metallogeny of volcanic-hosted sulphide deposits in central Newfoundland, in Trace Element Geochemistry of Volcanic Rocks: Applications for Massive Sulphide Exploration, Wyman, D.A. (ed.), Geological Association of Canada Short Course Notes, v.12, p.329-358.

Tallman, P.T., & Hyde, D., 2005 – First Year Assessment Report of Prospecting and Mapping "Eagle Property" Licences 9847M, 9848M & 9849M. Nfld. Dept. Mines and Energy Confidential Report pp.23.

Thundermin Resources press releases, June 23 and July 15, 1999.

Valverde-Vaquero and van Staal, C.R., 2002, Geology and magnetic anomalies of the Exploits – Meelpaeg boundary zone in the Victoria Lake area (central Newfoundland): regional implications, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 197-209.

van Staal, C.R., Valverde-Vaquero, P., Zagorevski, A., Rogers, N., Lissenberg, C.J., & McNicoll, V.J., 2005 – Open File Map 1667 – Geology Victoria Lake, Newfoundland and Labrador.

Zagorevski, A. and van Staal, C.R., 2002, Structures associated with the Red Indian Line in southwestern Newfoundland, *in* Current Research (2002), Newfoundland Department of Mines and Energy Geological Survey, Report 02-1, p. 211-218.

CERTIFICATE OF AUTHOR

Kerry Sparkes, P. Geo.
2336 Riverbank Place, North Vancouver,
British Columbia, V7H 2L2
Tel: (604) 990-1496

I, Kerry E. Sparkes, P.Geo, am a Registered Professional Geoscientist of the Association of Professional Engineers and Geoscientists of British Columbia since 1999; and a registered member of the Professional Engineers and Geoscientists of Newfoundland since 1991;

I graduated from Memorial University of Newfoundland with a Bachelor of Science (Honours) degree in Geology (1986) and subsequently obtained a Master of Science degree in Geology from Memorial University of Newfoundland (1989);

I have been practicing my profession as a geologist in mineral exploration continuously since 1989 in both Canada and abroad. My experience includes extensive management of exploration programs both small and large. My experience includes substantial base metal exploration for nickel deposits, in addition to VMS style massive sulphide deposits and exploration for porphyry style` deposits.

I am a "Qualified Person" for the purposes of National Instrument 43-101;

I have previously performed exploration work on the Property as Project Geologist with Noranda Exploration (now Falconbridge Ltd.), and worked extensively for that company on or in the immediate vicinity over a three year period between 1992 and 1994.

The observations and descriptions of the Property contained in this report are based upon field work carried out on a continual basis from July 2005 until December 2005. In addition, research was undertaken to compile available digital data for a limited compilation.

I am not independent relative to Messina Minerals Inc. applying all the tests set out in National Instrument 43-101 Section 1.5. I have read National Instrument 43-101 and Form 43-101 and the technical report has been prepared in compliance with the Instrument and Form and I am responsible for the compilation of this report.

At the time of writing of this report myself and my consulting company held both shares and options in Messina Minerals Inc.

I consent to the filing of the technical report with any stock exchange and or other regulatory authority and any publication by them, including electronic publication in the public domain on their websites accessible by the public.

Dated at Vancouver, British Columbia, this 21st of February, 2006.

Kerry Sparkes, P. Geo. "Qualified Person"

APPENDIX I

RESIDUAL GRAVITY PLAN MAP


Residual 1
487000
490000
5377000
5375000


Residual 2
487000
490000
5377000
5375000

APPENDIX II

TULKS EAST DIAMOND DRILL LOG

Diamond Drill Core Log

Collar

Hole Id	Project Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth
TE05-86	TULKSEAST	1737.000	-1303.000	444.100	382.800	-58.0	152.0

Hole Path	Logger	Start Date	Finish Date	Contractor	Utm Nad83 North	Utm Nad83 East	Utm Nad 83 Elev	Core Size	Casing Status
CURVED	Kevin Regular	2005-10-09 00:00:00	2005-10-20 00:00:00	New Valley Drilling	5376340.00	490360.00	291.50	NQ	Left in hole

Survey

Hole Id	Depth	Dip	Type	Magnetic Az	Corrected Az
TE05-86	0.00	-58.00	Collar		152.00
TE05-86	55.20	-58.00	Troparii	173.50	152.00
TE05-86	146.90	-57.00	Troparii	175.00	153.50
TE05-86	257.90	-56.00	Troparii	177.50	156.00
TE05-86	373.40	-56.00	Troparii	180.00	158.50

Rock_code

Hole Id	Depth From	Depth To	Code	Secondary
TE05-86	0.00	3.00	OB	
TE05-86	3.00	6.80	3T	
TE05-86	6.80	11.30	4G	
TE05-86	11.30	13.70	3T	
TE05-86	13.70	15.70	3A	
TE05-86	15.70	17.20	4SI	
TE05-86	17.20	32.60	3T	3L
TE05-86	32.60	35.60	3T	4SI
TE05-86	35.60	55.80	3T	
TE05-86	55.80	86.40	3X	3T
TE05-86	86.40	93.60	4A	
TE05-86	93.60	122.40	1T	
TE05-86	122.40	126.70	4A	
TE05-86	126.70	127.90	3T	
TE05-86	127.90	130.60	1T	
TE05-86	130.60	152.70	4G	
TE05-86	152.70	203.10	1T	
TE05-86	203.10	216.20	6B	
TE05-86	216.20	223.70	4G	
TE05-86	223.70	236.20	6B	
TE05-86	236.20	238.20	4G	

TE05-86	238.20	240.30	6B	
TE05-86	240.30	242.80	4G	
TE05-86	242.80	254.80	6B	
TE05-86	254.80	291.40	4G	
TE05-86	291.40	295.60	3T	
TE05-86	295.60	306.80	4G	
TE05-86	306.80	310.90	4G	
TE05-86	310.90	323.30	4G	BX
TE05-86	323.30	325.80	4G	
TE05-86	325.80	329.70	3T	
TE05-86	329.70	330.80	3X	
TE05-86	330.80	339.45	3T	3L
TE05-86	339.45	348.10	5ms_bm	
TE05-86	348.10	349.05	3T	
TE05-86	349.05	353.30	5ms_bm	
TE05-86	353.30	356.50	3T	
TE05-86	356.50	360.70	5ms_py	
TE05-86	360.70	371.70	3T	
TE05-86	371.70	382.80	3L	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
67804	137.00	138.00	180	55	310	0.70	96.00	
67805	143.60	144.60	280	70	3000	1.30	300.00	
67860	270.80	271.40	610	72	1300	2.90	40.00	
67861	282.20	282.70	310	102	680	0.90	63.00	
67862	282.70	283.10	210	109	550	2.30	20.00	
67863	283.10	283.90	830	114	820	2.80	41.00	
67864	283.90	284.20	420	91	660	4.50	22.00	
67865	284.20	284.90	270	142	620	2.80	36.00	
67915	333.00	334.00	19	500	1040	1.00	5.00	
67916	334.00	334.30	10	5100	7900	10.30	5.00	
67917	334.30	335.00	4	510	870	1.00	5.00	
67918	335.00	335.40	4	46	2300	0.20	5.00	
67919	335.40	335.70	151	620	7800	1.70	40.00	
67920	335.70	336.50	260	240	4600	1.90	42.00	
67867	336.50	337.50	180	290	1700	2.60	104.00	
67868	337.50	338.45	130	210	400	14.40	1176.00	
67869	338.45	339.45	2300	206	46000	7.53	159.00	
67870	339.45	340.50	6700	2100	40000	26.00	421.00	
67871	340.50	341.50	4100	3100	41000	24.00	309.00	
67872	341.50	342.10	6900	2000	42000	27.10	382.00	
67873	342.10	342.60	3500	5500	71000	26.40	341.00	

67874	342.60	343.00	3200	19200	52000	44.20	163.00	
67875	343.00	343.50	3700	5200	84000	28.40	400.00	
67876	343.50	344.30	4300	4600	119000	21.90	262.00	
67877	344.30	344.60	2000	2800	169000	14.00	175.00	
67878	344.60	345.60	2800	240	33000	8.56	177.00	
67879	345.60	346.40	7500	197	49000	20.20	307.00	
67880	346.40	347.00	2100	91	54000	6.85	203.00	
67881	347.00	347.60	3200	143	81000	8.90	264.00	
67882	347.60	348.10	2600	129	93000	4.70	191.00	
67883	348.10	348.55	540	44	5300	1.60	48.00	
67884	348.55	348.80	1400	240	24000	6.51	226.00	
67885	348.80	349.05	90	154	4800	0.90	24.00	
67886	349.05	349.25	2500	94	61000	6.85	331.00	
67887	349.25	349.75	12600	172	32000	21.90	452.00	
67888	349.75	350.75	2900	95	9600	7.53	181.00	
67889	350.75	351.75	5000	182	4400	10.60	251.00	
67890	351.75	352.75	5500	136	6000	11.30	748.00	
67891	352.75	353.30	4800	153	80000	12.30	236.00	
67892	353.30	354.15	2000	72	5900	4.20	155.00	
67893	354.15	354.40	4500	116	250	7.88	208.00	
67894	354.40	355.50	630	17	2500	1.00	42.00	
67895	355.50	355.70	3900	42	1500	2.60	66.00	
67896	355.70	356.50	1070	38	220	2.60	59.00	

67897	356.50	357.50	2500	53	1500	7.53	140.00	
67898	357.50	358.50	2600	40	110	8.56	132.00	
67899	358.50	359.50	3300	34	240	6.85	112.00	
67900	359.50	360.70	3200	44	90	8.56	121.00	
67901	360.70	361.70	200	5	350	0.80	49.00	
67921	376.50	377.00	43	16	42	0.50	5.00	
67922	377.00	377.20	2900	9	183	9.93	27.00	
67923	377.20	378.20	29	6	36	0.20	5.00	

APPENDIX III

ASSAY DATA - DIGITAL

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Kevin Regular
Project: Central Nfld
Sample: Core

DskFile: 598-E53444

DateIn: October 21, 2005
DateOut: October 25, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
67860	40	610	-----	72	-----	1300	-----	2.9	-----
67861	63	310	-----	102	-----	680	-----	0.9	-----
67862	20	210	-----	109	-----	550	-----	2.3	-----
67863	41	830	-----	114	-----	820	-----	2.8	-----
67864	22	420	-----	91	-----	660	-----	4.5	-----
67865	36	270	-----	142	-----	620	-----	2.8	-----
67867	104	180	-----	290	-----	1700	-----	2.6	-----
67868	1176	130	-----	210	-----	400	-----	>6.0	14.4
67869	159	2300	-----	206	-----	>10000	4.60	>6.0	7.53
67870	421	6700	-----	2100	-----	>10000	4.00	>6.0	26.0
67871	309	4100	-----	3100	-----	>10000	4.10	>6.0	24.0
67872	382	6900	-----	2000	-----	>10000	4.20	>6.0	27.1
67873	341	3500	-----	5500	-----	>10000	7.10	>6.0	26.4
67874	163	3200	-----	>10000	1.92	>10000	5.20	>6.0	44.2
67875	400	3700	-----	5200	-----	>10000	8.40	>6.0	28.4
67876	262	4300	-----	4600	-----	>10000	11.9	>6.0	21.9
67877	175	2000	-----	2800	-----	>10000	16.9	>6.0	14.0
67878	177	2800	-----	240	-----	>10000	3.30	>6.0	8.56
67879	307	7500	-----	197	-----	>10000	4.90	>6.0	20.2
67880	203	2100	-----	91	-----	>10000	5.40	>6.0	6.85
67881	264	3200	-----	143	-----	>10000	8.10	>6.0	8.90
67882	191	2600	-----	129	-----	>10000	9.30	4.7	-----
67883	48	540	-----	44	-----	5300	-----	1.6	-----
67884	226	1400	-----	240	-----	>10000	2.40	>6.0	6.51
67885	24	90	-----	154	-----	4800	-----	0.9	-----
67886	331	2500	-----	94	-----	>10000	6.10	>6.0	6.85
67887	452	>10000	1.26	172	-----	>10000	3.20	>6.0	21.9
67888	181	2900	-----	95	-----	9600	-----	>6.0	7.53
67889	251	5000	-----	182	-----	4400	-----	>6.0	10.6
67890	748	5500	-----	136	-----	6000	-----	>6.0	11.3
67891	236	4800	-----	153	-----	>10000	8.00	>6.0	12.3
67892	155	2000	-----	72	-----	5900	-----	4.2	-----
67893	208	4500	-----	116	-----	250	-----	>6.0	7.88
67894	42	630	-----	17	-----	2500	-----	1.0	-----
67895	66	3900	-----	42	-----	1500	-----	2.6	-----
67896	59	1070	-----	38	-----	220	-----	2.6	-----
67897	140	2500	-----	53	-----	1500	-----	>6.0	7.53
67898	132	2600	-----	40	-----	110	-----	>6.0	8.56
67899	112	3300	-----	34	-----	240	-----	>6.0	6.85
67900	121	3200	-----	44	-----	90	-----	>6.0	8.56
67901	49	200	-----	5	-----	350	-----	0.8	-----
67804	96	180	-----	55	-----	310	-----	0.7	-----
67805	300	280	-----	70	-----	3000	-----	1.3	-----

Signed by:____________________
Graham Smith

APPENDIX IV

BOOMERANG DIAMOND DRILL CORE ASSAY DATA

Client	Messina Minerals Inc
Geologist:	G. Squires
Project:	Central NFLD
Sample:	Core
DskFile:	598-E52637
DateIn:	April 28, 2005
DateOut:	May 03, 2005

Au Fire Assay/Geochem/Assay Analysis Certificate

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60831	5	490	-----	42	-----	380	-----	1.3	-----
60832	71	6100	-----	1600	-----	>10000	1.81	>6.0	16.1
60833	133	124	-----	310	-----	1400	-----	5.3	-----
60834	88	2700	-----	1600	-----	>10000	1.30	>6.0	12.3
60835	50	2000	-----	320	-----	2400	-----	3.8	-----
60836	42	1400	-----	360	-----	1800	-----	3.3	-----
60837	49	2000	-----	172	-----	5600	-----	3.1	-----
60838	140	2100	-----	390	-----	>10000	4.80	4.1	-----
60839	238	9200	-----	540	-----	4800	-----	>6.0	12.3
60840	206	>10000	1.31	>10000	1.24	>10000	6.00	>6.0	21.6
60841	5	176	-----	182	-----	390	-----	0.5	-----
60842	149	>10000	1.21	>10000	10.2	>10000	11.7	>6.0	90.4
60843	151	6200	-----	>10000	2.54	>10000	9.40	>6.0	31.2
60844	106	>10000	1.12	>10000	1.56	>10000	11.4	>6.0	32.2
60845	85	1100	-----	3700	-----	>10000	2.09	5.3	-----
60846	63	2000	-----	8200	-----	>10000	1.68	>6.0	12.3
60847	25	22	-----	141	-----	280	-----	2.0	-----

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: G. Squires
Project: Central NFLD
Sample: Core

DskFile: 598-E52791

DateIn: June 13, 2005
DateOut: June 17, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60848	46	370	----	2700	----	4300	----	>6.0	9.25
60849	177	1500	----	>10000	1.07	>10000	1.39	>6.0	30.5
60850	427	3400	----	>10000	8.70	>10000	11.3	>6.0	246.6
60851	588	2200	----	>10000	2.24	>10000	3.20	>6.0	66.1
60852	102	88	----	500	----	840	----	3.5	----
60853	156	460	----	4800	----	6100	----	>6.0	20.2
60854	5	14	----	154	----	110	----	0.5	----
60855	41	60	----	1700	----	1600	----	3.5	----
60856	282	1200	----	5200	----	>10000	2.64	>6.0	16.8
60857	701	3400	----	>10000	1.25	>10000	7.90	>6.0	41.8
60858	149	142	----	2200	----	2200	----	>6.0	7.88
60859	945	5200	----	>10000	1.48	>10000	11.8	>6.0	57.5
60860	339	2700	----	>10000	1.12	>10000	4.50	>6.0	34.6
60861	906	3400	----	>10000	1.68	>10000	13.0	>6.0	56.2
60862	663	920	----	8600	----	>10000	1.38	>6.0	35.6
60863	1880	7500	----	>10000	8.40	>10000	11.4	>6.0	380.1
60864	3769	7100	----	>10000	13.6	>10000	19.2	>6.0	578.8
60865	2286	2100	----	>10000	6.40	>10000	7.60	>6.0	287.7
60866	651	1600	----	2400	----	>10000	2.74	>6.0	14.4
60867	248	630	----	3200	----	9600	----	>6.0	13.7
60868	220	390	----	4100	----	5800	----	>6.0	14.0
60869	263	220	----	3100	----	4700	----	>6.0	9.25
60870	1297	>10000	2.13	>10000	12.2	>10000	18.8	>6.0	11.3
60871	179	310	----	2800	----	3800	----	>6.0	393.8
60872	5	48	----	2600	----	410	----	1.0	----
60873	143	500	----	3200	----	5100	----	>6.0	12.3
60874	82	290	----	1400	----	3200	----	>6.0	7.19
60875	142	190	----	570	----	2000	----	5.0	----
60876	237	610	----	2500	----	7200	----	>6.0	25.0
60877	288	460	----	2500	----	6700	----	>6.0	19.9
60878	416	340	----	1600	----	3100	----	>6.0	11.0
60879	2488	3600	----	>10000	2.62	>10000	3.40	>6.0	81.5
60880	4913	4400	----	>10000	3.50	>10000	3.80	>6.0	150.7
60881	4480	>10000	1.55	>10000	11.2	>10000	12.5	>6.0	417.8
60882	1580	5400	----	>10000	10.2	>10000	12.2	>6.0	411.0
60883	1632	7400	----	>10000	4.60	>10000	9.00	>6.0	229.5
60884	2047	6100	----	>10000	5.60	>10000	10.5	>6.0	270.5
60885	2147	5600	----	>10000	2.90	>10000	11.0	>6.0	171.2
60886	1533	7600	----	>10000	2.16	>10000	6.20	>6.0	95.5
60887	194	820	----	1600	----	1800	----	>6.0	13.7
60888	5	35	----	141	----	420	----	0.6	----
60889	35	210	----	1800	----	>10000	1.11	5.1	----
60890	113	230	----	720	----	1200	----	>6.0	6.51
60891	187	300	----	1500	----	2000	----	>6.0	10.3
60892	545	380	----	1600	----	2400	----	>6.0	11.0
60893	8603	7400	----	>10000	6.10	>10000	8.30	>6.0	208.9
60894	4733	>10000	1.12	>10000	6.80	>10000	9.70	>6.0	219.2
60895	2245	2400	----	>10000	1.62	>10000	2.07	>6.0	50.7
60896	3676	3300	----	>10000	4.40	>10000	4.90	>6.0	184.9
60897	865	450	----	3500	----	7500	----	>6.0	18.5
60898	20283	4300	----	>10000	3.20	>10000	5.10	>6.0	191.8
60899	2145	3100	----	>10000	2.48	>10000	3.40	>6.0	82.9
60900	3897	7900	----	>10000	8.10	>10000	9.10	>6.0	253.4
60901	6550	>10000	1.20	>10000	7.40	>10000	8.20	>6.0	274.0
60902	4878	8200	----	>10000	8.30	>10000	9.20	>6.0	297.9
60903	6378	>10000	1.37	>10000	10.3	>10000	11.2	>6.0	332.2
60904	2329	>10000	1.73	>10000	11.8	>10000	17.5	>6.0	387.0
60905	2503	7200	----	>10000	6.90	>10000	8.60	>6.0	253.4
60906	3579	>10000	1.51	>10000	9.00	>10000	10.5	>6.0	390.4
60907	2150	>10000	1.23	>10000	7.20	>10000	10.0	>6.0	294.5
60908	2153	>10000	1.59	>10000	3.90	>10000	6.50	>6.0	219.2
60909	1476	1800	----	>10000	17.1	>10000	23.7	>6.0	691.8
60910	950	>10000	4.00	>10000	9.80	>10000	17.1	>6.0	356.2
60911	978	>10000	2.14	>10000	2.11	>10000	4.90	>6.0	100.0
60912	1799	4200	----	>10000	1.57	>10000	13.5	>6.0	82.5
60913	95	530	----	270	----	>10000	1.23	2.6	----
60914	90	830	----	290	----	>10000	3.70	2.4	----
60915	5	167	----	210	----	1700	----	0.6	----
60916	47	220	----	270	----	>10000	1.04	1.1	----
60917	75	500	----	3100	----	>10000	3.70	>6.0	9.59
60918	5	95	----	480	----	840	----	2.3	----
60927	5	27	----	77	----	270	----	0.4	----
60928	705	870	----	8400	----	9500	----	>6.0	29.8
60929	606	6900	----	7700	----	7500	----	>6.0	31.2
60930	1194	3100	----	>10000	1.83	>10000	2.42	>6.0	49.3
60931	1411	3500	----	>10000	2.59	>10000	2.70	>6.0	74.0
60932	1845	2400	----	>10000	1.89	>10000	2.35	>6.0	65.8
60933	196	102	----	380	----	290	----	2.7	----
60934	1151	2100	----	>10000	1.05	>10000	1.29	>6.0	75.7

			Au Fire Assay Certificate		
	Client:	Messina Minerals Inc.			
	Geologist:	G. Squires	Eastern Analytical Limited		
	Project:	Central NFLD	P.O. Box 187		
	Sample:	Pulp	403 Little Bay Road		
			Springdale, Nfld		
	DskFile:	598-E52797	A0J 1T0		
				Signed by:	
	DateIn:	June 13, 2005	Phone: 709-673-3909		Graham Smith
	DateOut:	June 17, 2005	Fax: 709-673-3408		
			Email:easternanalytical@nf.aibn.com		

SAMPLE NUMBER		Au ppb
60898		19978

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Core

DskFile 598-E52811

DateIn: June 19, 2005
DateOut: June 22, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60935	5	16	-----	19	-----	74	-----	0.5	-----
60936	20	40	-----	47	-----	42	-----	1.2	-----
60937	792	42	-----	76	-----	41	-----	1.7	-----
60938	1135	2500	-----	>10000	1.34	>10000	1.46	>6.0	43.8
60939	2186	5200	-----	>10000	5.50	>10000	5.80	>6.0	167.8
60940	1300	3200	-----	>10000	1.96	>10000	2.14	>6.0	83.2
60941	1441	1300	-----	6400	-----	8900	-----	>6.0	31.2
60942	8050	4600	-----	>10000	3.50	>10000	4.70	>6.0	96.6
60943	393	570	-----	1600	-----	3400	-----	>6.0	7.53
60944	1765	>10000	1.08	>10000	9.10	>10000	10.0	>6.0	226.0
60945	4856	5900	-----	>10000	4.10	>10000	4.80	>6.0	137.0
60946	4508	4600	-----	>10000	4.40	>10000	4.70	>6.0	178.1
60947	909	1200	-----	9500	-----	>10000	1.62	>6.0	39.4
60948	2700	5100	-----	>10000	2.63	>10000	4.20	>6.0	78.1
60949	1919	9200	-----	>10000	11.50	>10000	15.4	>6.0	352.7
60950	4480	6700	-----	>10000	5.60	>10000	7.80	>6.0	222.6
60951	5853	6500	-----	>10000	6.20	>10000	8.30	>6.0	226.0
60952	4392	6700	-----	>10000	7.60	>10000	9.40	>6.0	270.5
60953	2057	7100	-----	>10000	2.60	>10000	19.7	>6.0	143.8
60954	2451	9100	-----	>10000	4.60	>10000	34.6	>6.0	184.9
60955	6490	7900	-----	>10000	8.40	>10000	9.00	>6.0	339.0
60956	10743	8200	-----	>10000	8.50	>10000	10.0	>6.0	274.0
60957	6250	>10000	1.88	>10000	7.30	>10000	9.30	>6.0	294.5
60958	6325	8200	-----	>10000	7.70	>10000	9.90	>6.0	263.7
60959	1531	>10000	2.90	>10000	3.30	>10000	37.8	>6.0	188.4
60960	1833	>10000	1.21	>10000	6.10	>10000	33.2	>6.0	243.2
60961	1656	4300	-----	>10000	6.30	>10000	9.20	>6.0	232.9
60962	2625	2300	-----	>10000	2.34	>10000	17.5	>6.0	137.0
60963	1721	5700	-----	>10000	3.50	>10000	24.2	>6.0	86.3
60964	1100	6300	-----	>10000	1.65	>10000	5.90	>6.0	188.4
60965	1948	4800	-----	>10000	9.90	>10000	18.4	>6.0	359.6
60966	1345	6500	-----	>10000	7.10	>10000	9.30	>6.0	274.0
60967	310	84	-----	1500	-----	1600	-----	>6.0	7.53
60968	659	1300	-----	>10000	1.38	>10000	2.22	>6.0	35.6
60969	239	210	-----	1800	-----	1000	-----	>6.0	10.6

Au Fire Assay Certificate

Client:	Messina Minerals Inc.	Eastern Analytical Limited
Geologist:	G. Squires	P.O. Box 187
Project:	Central NFLD	403 Little Bay Road
Sample:	Pulp	Springdale, Nfld
DskFile:	598-E52843	A0J 1T0
DateIn:	June 19, 2005	Phone: 709-673-3909
DateOut:	June 24, 2005	Fax: 709-673-3408
		Email: easternanalytical@nf.aibn.com

Signed by: ______________ Graham Smith

SAMPLE NUMBER	Au ppb
60956	12336

Au Fire Assay/Geochem/Assay Analysis Certificate

Client:	Messina Minerals Inc.
Geologist:	G. Squires
Project:	Central NFLD
Sample:	Core
DskFile	598-E52900
DateIn:	July 10, 2005
DateOut:	July 14, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60919	5	98	-----	920	-----	4000	-----	1.7	-----
60920	43	320	-----	2100	-----	>10000	3.30	3.5	-----
60921	5	240	-----	420	-----	>10000	1.01	1.6	-----
60922	35	420	-----	3900	-----	>10000	3.50	>6.0	8.22
60923	5	70	-----	240	-----	5800	-----	1.3	-----
60924	40	380	-----	2200	-----	>10000	3.60	>6.0	7.19
60925	5	48	-----	107	-----	4500	-----	1.2	-----
60926	5	127	-----	370	-----	4000	-----	1.2	-----
60970	31	50	-----	220	-----	540	-----	2.9	-----
60971	17	132	-----	6200	-----	6900	-----	>6.0	6.51
60972	5	30	-----	360	-----	550	-----	1.5	-----
60973	5	13	-----	133	-----	150	-----	1.2	-----
60974	5	29	-----	790	-----	1000	-----	2.7	-----
60975	32	122	-----	6000	-----	7200	-----	>6.0	12.7
60976	18	16	-----	570	-----	930	-----	3.5	-----
60977	19	12	-----	90	-----	170	-----	1.9	-----
60978	5	11	-----	18	-----	50	-----	0.9	-----
60979	18	27	-----	173	-----	200	-----	1.9	-----
60980	227	4000	-----	>10000	1.62	>10000	1.96	>6.0	150.7
60981	56	1600	-----	7700	-----	7400	-----	>6.0	21.9
60982	69	1000	-----	7200	-----	7500	-----	>6.0	14.7
60983	92	610	-----	5200	-----	6500	-----	>6.0	9.59
60984	176	210	-----	2100	-----	2900	-----	>6.0	18.2
60985	53	37	-----	590	-----	820	-----	3.1	-----
60986	44	31	-----	330	-----	460	-----	2.2	-----
60987	118	950	-----	>10000	1.31	>10000	3.00	>6.0	33.2
60988	43	26	-----	310	-----	830	-----	5.9	-----
60989	5	32	-----	26	-----	100	-----	0.5	-----
60990	5	270	-----	480	-----	2300	-----	2.4	-----
60991	540	1300	-----	8000	-----	7600	-----	>6.0	37.7
60992	549	670	-----	4900	-----	6300	-----	>6.0	24.7
60993	210	230	-----	1400	-----	1700	-----	>6.0	6.85
60994	373	510	-----	3000	-----	3900	-----	>6.0	16.4
60995	87	73	-----	260	-----	350	-----	2.6	-----
60996	120	41	-----	166	-----	220	-----	2.0	-----
60997	132	78	-----	94	-----	300	-----	1.7	-----
60998	23	29	-----	82	-----	230	-----	0.8	-----
60999	17	24	-----	69	-----	170	-----	1.0	-----
61000	26	29	-----	39	-----	120	-----	0.8	-----
61001	34	95	-----	67	-----	440	-----	2.0	-----
61002	66	29	-----	53	-----	160	-----	1.1	-----
61003	81	43	-----	57	-----	250	-----	1.2	-----
61004	27	54	-----	44	-----	290	-----	1.1	-----
61005	54	53	-----	61	-----	280	-----	1.6	-----
61006	165	360	-----	1500	-----	3700	-----	>6.0	101.4
61007	2065	3700	-----	>10000	3.10	>10000	4.90	>6.0	9.25
61008	83	153	-----	300	-----	620	-----	2.5	-----
61009	17	54	-----	176	-----	470	-----	1.5	-----
61010	3836	>10000	1.66	>10000	15.0	>10000	16.8	>6.0	458.9
61011	2591	4300	-----	>10000	3.00	>10000	3.70	>6.0	143.8
61012	90	166	-----	630	-----	1300	-----	4.8	-----

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: 598-E52937

DateIn: July 15, 2005
DateOut: July 21, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
61013	5	44	—	55	—	160	—	1.0	—
61014	196	189	—	1200	—	710	—	>6.0	16.0
61015	290	240	—	390	—	1300	—	>6.0	21.2
61016	177	660	—	990	—	2000	—	>6.0	47.9
61017	497	900	—	2100	—	>10000	2.40	>6.0	18.2
61018	385	1400	—	2000	—	>10000	1.10	>6.0	14.0
61019	599	4600	—	>10000	2.20	>10000	8.50	>6.0	83.2
61020	722	3700	—	>10000	1.57	>10000	5.20	>6.0	83.2
61021	2438	3400	—	>10000	2.08	>10000	1.99	>6.0	143.8
61022	3298	4700	—	>10000	3.10	>10000	3.90	>6.0	171.2
61023	575	2000	—	>10000	1.06	>10000	2.90	>6.0	52.7
61024	344	1600	—	7700	—	>10000	2.19	>6.0	26.7
61025	1381	6800	—	7900	—	>10000	10.6	>6.0	33.9
61026	309	1100	—	1400	—	7600	—	>6.0	8.51
61027	1100	6900	—	>10000	3.90	>10000	16.2	>6.0	95.2
61028	927	1600		>10000	1.70	>10000	5.70	>6.0	40.8
61029	197	370	—	7400	—	>10000	1.18	>6.0	11.8
61030	73	220	—	5900	—	6500	—	>6.0	7.19
61031	398	610	—	>10000	1.72	>10000	2.03	>6.0	20.2
61032	49	750	—	>10000	2.32	>10000	2.41	>6.0	21.2
61033	54	5500	—	2400	—	>10000	7.30	4.3	—
61034	83	780	—	96	—	>10000	1.84	2.4	—
61035	64	200	—	122	—	2600	—	2.0	—
61036	65	122	—	57	—	1100	—	1.6	—
61037	99	290	—	194	—	6700	—	3.4	—
61038	43	1200	—	1600	—	>10000	2.30	>6.0	6.51
61039	42	650	—	810	—	>10000	1.93	>6.0	6.51
61040	53	131	—	280	—	2900	—	2.3	—
61041	83	320	—	4700	—	4300	—	>6.0	6.16
61042	116	920	—	>10000	1.11	>10000	1.90	>6.0	12.7
61043	84	170	—	5000	—	6700	—	5.7	—
61044	44	90	—	150	—	2000	—	2.8	—
61045	15	28	—	90	—	260	—	0.8	—
61046	417	2000	—	>10000	2.66	>10000	2.56	>6.0	64.4
61047	120	270	—	5700	—	4600	—	>6.0	14.4
61048	189	540	—	6100	—	7300	—	>6.0	14.7
61049	606	2400	—	7900	—	>10000	2.42	>6.0	27.7
61050	4915	>10000	6.70	6400	—	>10000	14.9	>6.0	119.9
61051	2493	>10000	2.80	6200	—	>10000	12.9	>6.0	81.2
61052	1148	5700	—	>10000	4.10	>10000	24.7	>6.0	140.4
61053	1583	>10000	1.18	>10000	8.00	>10000	26.2	>6.0	291.1
61054	2099	9100	—	>10000	6.10	>10000	14.6	>6.0	154.1
61055	736	2600	—	6300	—	>10000	5.10	>6.0	20.5
61056	240	640	—	2200	—	>10000	1.24	>6.0	6.16
61057	54	430	—	1800	—	>10000	1.65	3.8	—
61058	46	186	—	580	—	7000	—	1.9	—
61059	1319	2700	—	>10000	4.20	>10000	6.40	>6.0	84.6
61060	35	350	—	4500	—	>10000	1.06	3.8	—
61061	47	330	—	4900	—	9500	—	>6.0	7.88
61062	11	200	—	1900	—	4000	—	>6.0	7.88
61063	66	300	—	430	—	3400	—	4.5	—
61064	88	157	—	195	—	3000	—	3.1	—
61065	89	2600	—	790	—	>10000	5.80	>6.0	10.3
61066	68	102	—	1900	—	4400	—	>6.0	9.50
61067	44	76	—	670	—	2000	—	3.6	—
61068	110	450	—	3400	—	>10000	1.38	>6.0	11.3
61069	249	790	—	800	—	>10000	2.53	>6.0	15.8
61070	24	37	—	1600	—	2400	—	5.1	—
61071	80	90	—	133	—	170	—	1.4	—
61072	864	2200	—	8900	—	6800	—	>6.0	35.6
61073	775	1600	—	4600	—	2200	—	>6.0	22.6
61074	1216	2300	—	>10000	1.37	>10000	2.25	>6.0	52.1
61075	279	97	—	1200	—	1200	—	>6.0	8.90
61076	811	2200	—	>10000	1.40	>10000	1.63	>6.0	71.2
61077	445	430	—	1500	—	2000	—	>6.0	10.6
61078	903	200	—	1800	—	2400	—	>6.0	15.8
61079	5015	>10000	1.16	>10000	8.60	>10000	10.0	>6.0	280.8
61080	443	1300	—	7500	—	>10000	1.20	>6.0	25.0
61081	636	4000	—	>10000	2.48	>10000	4.20	>6.0	59.6
61082	716	2800	—	>10000	1.21	>10000	1.76	>6.0	32.2
61083	329	430	—	3500	—	6400	—	>6.0	11.3
61084	1698	2500	—	>10000	1.14	9800	—	>6.0	35.6
61085	1838	4900	—	>10000	5.50	>10000	8.30	>6.0	184.9
61086	3909	5300	—	>10000	3.50	>10000	3.60	>6.0	123.3
61087	2589	6700	—	>10000	12.1	>10000	13.0	>6.0	404.1
61088	4669	9200	—	>10000	3.00	>10000	3.40	>6.0	109.8
61089	3949	7800	—	>10000	0.50	>10000	7.30	>6.0	174.7
61090	4289	8900	—	>10000	6.70	>10000	7.00	>6.0	205.5
61091	6763	8900	—	>10000	7.10	>10000	7.70	>6.0	284.2
61092	3749	5000	—	>10000	4.00	>10000	5.60	>6.0	178.1
61093	3250	7000	—	>10000	9.50	>10000	12.0	>6.0	373.3
61094	1786	6300	—	>10000	2.03	>10000	2.38	>6.0	89.2
61095	262	230	—	2700	—	3200	—	>6.0	9.25

Au Fire Assay Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Rock

DskFile: 598-E52938

DateIn: July 15, 2005
DateOut: July 21, 2005

Eastern Analytical Limited
P.O Box 187
403 Little Bay Road
Springdale, Nfld
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb
29974	86
29975	342
29976	5
29977	97
29978	5
29979	26
29980	720
29981	2586
29982	5
29983	5
29984	5
29985	267
29986	3762
29987	33
29988	957
29989	1094
29990	4127
29991	88400

Au Fire Assay/Geochem/Assay Analysis Certificate

Client:	Messina Minerals Inc.
Geologist:	Gerry Squires
Project:	Central NFLD
Sample:	Core
DskFile:	598-E52939
DateIn:	July 18, 2005
DateOut:	July 26, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
61096	5	48	105	—	176	—	0.7	—
61097	181	370	2900	—	4400	—	>6.0	14.0
61098	88	460	1400	—	2500	—	>6.0	7.88
61099	73	130	590	—	1400	—	4.8	—
61100	36	107	300	—	580	—	1.5	—
61101	5	167	190	—	370	—	1.0	—
61102	5	32	30	—	123	—	0.2	—
61103	31	27	95	—	116	—	2.0	—
61104	5	27	57	—	179	—	0.2	—
61105	5	28	220	—	740	—	1.0	—
61106	5	280	4000	—	6200	—	2.5	—
61107	5	250	3700	—	3100	—	2.1	—
61108	5	121	1700	—	2200	—	1.7	—
61109	5	3	13	—	114	—	0.3	—
61110	5	10	21	—	120	—	0.4	—
61111	5	3	3	—	139	—	0.2	—
61112	5	16	4	—	114	—	0.5	—
61113	5	12	21	—	60	—	0.4	—
61114	5	12	16	—	88	—	0.2	—
61115	5	4	1	—	123	—	0.2	—
61116	5	14	5	—	40	—	0.2	—
61117	5	16	6	—	106	—	0.2	—
61118	5	5	3	—	54	—	0.2	—
61119	5	4	1	—	69	—	0.2	—
61120	23	68	290	—	770	—	1.2	—
61121	178	860	3800	—	8000	—	>6.0	24.7
61122	1924	6000	>10000	3.00	>10000	4.30	>6.0	89.4
61123	93	700	2500	—	>10000	3.20	>6.0	9.59
61124	173	1000	4900	—	>10000	5.20	>6.0	15.8
61125	144	370	1600	—	>10000	1.27	>6.0	8.56
61126	656	3800	>10000	2.08	>10000	11.6	>6.0	53.8
61127	81	1800	3700	—	9300	—	>6.0	15.4
61128	780	4500	>10000	2.90	>10000	8.80	>6.0	63.4
61129	662	3200	>10000	3.10	>10000	4.40	>6.0	79.1
61130	1254	7600	>10000	6.60	>10000	26.9	>6.0	226.0
61131	605	4300	>10000	1.92	>10000	9.70	>6.0	47.6
61132	115	350	4900	—	7900	—	>6.0	17.5
61133	53	104	2400	—	3500	—	4.0	—
61134	5	260	190	—	1600	—	0.7	—
61135	5	410	151	—	500	—	1.2	—
61136	5	410	96	—	610	—	0.9	—
61137	5	410	2400	—	3200	—	2.7	—
61138	5	310	1600	—	2300	—	1.5	—
61139	5	370	1500	—	2200	—	1.4	—
61140	5	130	600	—	830	—	0.7	—
61141	5	72	2000	—	2300	—	0.4	—
61142	5	149	1300	—	2800	—	0.4	—
61143	5	350	4600	—	5700	—	2.5	—
61144	5	169	3900	—	4000	—	2.8	—
61145	5	1900	6000	—	5000	—	>6.0	9.93
61146	5	26	440	—	610	—	0.5	—
61147	91	138	510	—	9300	—	>6.0	7.53
61148	180	2700	2000	—	>10000	4.20	>6.0	38.4
61149	104	760	280	—	>10000	1.80	3.8	—

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Rock

DskFile: 598-E52962

DateIn: July 22, 2005
DateOut: July 29, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Zn %	Ag ppm	Ag g/t
53644	20	2800	390	>10000	6.90	>6.0	18.5
53645	44	2400	3200	>10000	5.30	>6.0	64.4
53646	35	3800	360	>10000	6.20	>6.0	11.6
53647	51	1100	1400	>10000	1.99	>6.0	14.0
53648	5	46	62	380	-----	0.7	-----
53649	5	260	10	104	-----	0.4	-----
53650	300	260	810	168	-----	3.4	-----

Client:	Messina Minerals Inc.
Geologist:	Peter Tallman
Project:	Central NFLD
Sample:	Core
DskFile.	598-E52963
DateIn.	July 22, 2005
DateOut:	Aug. 1, 2005

Au Fire Assay/Geochem/Assay Analysis Certificate

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
61150	29	55	-----	110	-----	270	-----	1.8	-----
61151	115	200	-----	550	-----	1600	-----	4.6	-----
61152	343	580	-----	2400	-----	2500	-----	>6.0	11.3
61153	1568	420	-----	330	-----	1020	-----	>6.0	13.4
61154	138	188	-----	430	-----	1080	-----	3.1	-----
61155	90	38	-----	33	-----	162	-----	0.9	-----
61156	40	100	-----	230	-----	430	-----	0.8	-----
61157	3618	>10000	1.89	>10000	4.80	>10000	5.40	>6.0	164.4
61158	150	840	-----	2300	-----	2500	-----	>6.0	6.51
61159	305	780	-----	5800	-----	8100	-----	>6.0	16.8
61160	286	280	-----	1200	-----	2200	-----	4.7	-----
61161	553	230	-----	610	-----	3000	-----	>6.0	9.93
61162	248	31	-----	102	-----	540	-----	5.2	-----
61163	102	44	-----	400	-----	1600		>6.0	9.25
61164	79	46	-----	93	-----	168	-----	5.6	-----
61165	50	38	-----	34	-----	90	-----	>6.0	9.59
61166	22	23	-----	15	-----	38	-----	2.5	-----
61167	5	37	-----	41	-----	660	-----	2.7	-----
61168	16	35	-----	200	-----	530	-----	1.7	-----
61169	17	12	-----	59	-----	110	-----	0.3	-----
61170	603	3100	-----	9500	-----	>10000	2.48	>6.0	29.8
61171	258	201	-----	340	-----	61	-----	5.3	-----
61172	1228	4700	-----	>10000	2.67	>10000	1.02	>6.0	102.1
61173	94	188	-----	1600	-----	5900	-----	4.8	-----
61174	49	50	-----	113	-----	145	-----	1.1	-----
61175	66	260	-----	200	-----	290	-----	1.9	-----
61176	95	96	-----	320	-----	700	-----	2.6	-----
61177	2396	2900	-----	>10000	3.00	>10000	5.20	>6.0	147.3
61178	2189	3200	-----	>10000	2.54	>10000	3.70	>6.0	137.0
61179	611	760	-----	5800	-----	6800	-----	>6.0	30.8
61180	145	75	-----	310	-----	400	-----	4.2	-----

Au Fire Assay/Geochem Analysis Certificate

Client:	Messina Minerals
Geologist:	D. Rowsell
Project:	
Sample:	Soil
DskFile:	598-E53012
DateIn:	July 29, 2005
DateOut:	August 8, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______
Graham Smith

SAMPLE NUMBER		Au ppb	Cu ppm	Pb ppm	Zn ppm	Ag ppm
L1000E	11800N	5	21	2	63	<0.2
L1000E	11825N	5	5	4	24	<0.2
L1000E	11850N	5	19	16	110	<0.2
L1000E	11875N	5	2	3	9	<0.2
L1000E	11900N	5	11	4	34	<0.2
L1000E	11925N	5	7	7	23	<0.2
L1000E	11950N	5	21	11	53	<0.2
L1000E	11975N	5	24	101	160	<0.2
L1000E	12000N	5	19	16	79	<0.2
L1000E	12100N	5	9	10	23	<0.2
L1000E	12125N	5	7	7	16	<0.2
L1000E	12150N	5	9	8	21	<0.2
L1000E	12175N	5	3	8	10	<0.2
L1000E	12200N	5	1	2	1	<0.2
L1000E	12225N	5	5	33	32	<0.2
L1000E	12250N	5	13	35	69	<0.2
L1000E	12375N	5	4	19	75	<0.2
L1000E	12400N	5	3	10	16	<0.2
L1000E	12425N	5	4	11	33	<0.2
L1000E	12450N	5	7	10	19	<0.2
L1000E	12475N	5	5	10	20	<0.2
L1000E	12525N	5	8	6	74	<0.2
L1000E	12550N	5	33	16	115	<0.2
L1000E	12575N	5	19	26	96	2.6
L1000E	12600N	5	32	22	104	<0.2
L1000E	12650N	5	46	22	81	<0.2
L1100E	11800N	5	29	4	570	<0.2
L1100E	11825N	5	9	7	39	<0.2
L1100E	11850N	5	4	6	19	<0.2
L1100E	11875N	5	11	11	35	<0.2
L1100E	11900N	5	8	6	28	<0.2
L1100E	11925N	5	5	3	27	<0.2
L1100E	11950N	5	1	4	5	<0.2
L1100E	11975N	5	7	12	37	<0.2
L1100E	12125N	5	24	11	42	<0.2
L1100E	12150N	5	4	8	17	<0.2
L1100E	12175N	5	9	11	29	<0.2
L1100E	12200N	5	7	9	22	<0.2
L1100E	12225N	5	11	31	45	<0.2
L1100E	12300N	5	1	7	5	<0.2
L1100E	12325N	5	9	18	36	<0.2
L1100E	12350N	5	1	9	4	<0.2
L1100E	12400N	5	9	24	46	<0.2
L1100E	12425N	5	4	9	76	<0.2
L1100E	12450N	5	2	5	24	<0.2
L1100E	12475N	5	4	17	34	<0.2
L1100E	12500N	5	11	11	197	0.5
L1100E	12525N	5	6	4	142	<0.2
L1100E	12550N	5	1	5	36	<0.2
L1100E	12625N	5	7	7	78	<0.2
L1100E	12650N	5	13	1	42	<0.2
L1100E	12675N	5	3	6	20	<0.2
L1100E	12700N	5	24	13	73	0.4
L1100E	12725N	5	16	12	32	0.4
L1100E	12750N	5	43	17	83	<0.2
L1200E	11800N	5	24	9	54	<0.2
L1200E	11825N	5	15	8	34	<0.2
L1200E	11850N	5	28	9	50	<0.2
L1200E	11900N	5	7	8	23	<0.2
L1200E	11925N	5	10	7	27	<0.2
L1200E	11950N	5	9	15	21	<0.2
L1200E	11975N	5	7	6	20	<0.2
L1200E	12100N	5	9	9	26	<0.2
L1200E	12125N	5	6	8	23	<0.2
L1200E	12275N	5	17	15	460	<0.2
L1200E	12300N	5	18	16	770	<0.2
L1200E	12325N	5	28	19	1400	<0.2
L1200E	12350N	5	7	57	280	<0.2
L1200E	12375N	5	11	340	111	<0.2
L1200E	12400N	5	10	26	62	<0.2
L1200E	12425N	5	6	52	47	<0.2
L1200E	12450N	5	6	37	46	<0.2
L1200E	12475N	5	3	9	14	<0.2
L1200E	12500N	5	10	17	44	<0.2
L1200E	12525N	5	2	1	13	<0.2
L1200E	12575N	5	11	13	107	<0.2
L1200E	12625N	5	1	11	30	<0.2
L1200E	12650N	5	2	3	9	<0.2
L1200E	12675N	5	3	24	29	<0.2
L1200E	12700N	5	4	6	117	<0.2
L1200E	12725N	5	1	1	46	<0.2
L1200E	12750N	5	15	14	120	1.0
L1200E	12775N	5	36	14	68	<0.2
L1300E	11825N	5	4	5	13	<0.2

L1300E	11850N	5	1	7	4	<0.2
L1300E	11875N	5	32	7	34	<0.2
L1300E	11900N	5	3	6	14	<0.2
L1300E	11925N	5	3	5	8	<0.2
L1300E	11950N	5	3	4	11	<0.2
L1300E	11975N	5	26	4	41	<0.2
L1300E	12000N	5	10	9	82	<0.2
L1300E	12025N	5	7	15	33	<0.2
L1300E	12050N	5	1	5	5	<0.2
L1300E	12075N	5	1	12	3	<0.2
L1300E	12100N	5	1	2	4	<0.2
L1300E	12275N	5	1	6	13	<0.2
L1300E	12300N	5	1	9	15	<0.2
L1300E	12350N	5	16	3	113	<0.2
L1300E	12375N	5	7	26	26	<0.2
L1300E	12400N	5	20	26	680	<0.2
L1300E	12425N	5	3	97	98	<0.2
L1300E	12450N	5	1	20	5	<0.2
L1300E	12475N	5	17	7	36	<0.2
L1300E	12500N	5	5	57	165	0.7
L1300E	12525N	5	4	54	46	0.5
L1300E	12550N	5	1	2	7	<0.2
L1300E	12575N	5	1	1	2	<0.2
L1300E	12600N	5	5	16	40	0.5
L1300E	12625N	5	1	7	9	<0.2
L1300E	12675N	5	11	8	138	<0.2
L1300E	12725N	5	13	11	155	<0.2
L1300E	12750N	5	23	13	120	<0.2
L1400E	19800N	5	17	4	69	<0.2
L1400E	11900N	5	20	9	60	<0.2
L1400E	11925N	5	2	2	4	<0.2
L1400E	11950N	5	12	4	33	<0.2
L1400E	12025N	5	11	5	34	<0.2
L1400E	12050N	5	9	6	37	<0.2
L1400E	12075N	5	9	6	24	<0.2
L1400E	12250N	5	2	6	33	<0.2
L1400E	12275N	5	3	5	65	<0.2
L1400E	12300N	5	16	7	450	<0.2
L1400E	12350N	5	196	18	1400	<0.2
L1400E	12375N	5	8	10	19	<0.2
L1400E	12400N	5	4	35	21	<0.2
L1400E	12425N	5	2	199	91	0.3
L1400E	12450N	5	2	37	20	<0.2
L1400E	12475N	5	1	5	7	<0.2
L1400E	12500N	5	6	10	25	<0.2
L1400E	12525N	5	16	21	300	0.7
L1400E	12550N	5	8	46	45	0.5
L1400E	12575N	5	2	6	11	<0.2
L1400E	12600N	5	7	10	76	<0.2
L1400E	12625N	5	11	35	143	<0.2
L1400E	12650N	5	14	11	360	0.4
L1400E	12675N	5	8	11	102	<0.2
L1400E	12700N	5	30	14	168	<0.2
L1400E	12725N	5	29	19	136	<0.2
L1500E	11800N	5	13	19	158	<0.2
L1500E	11825N	5	10	5	65	<0.2
L1500E	11850N	5	7	4	20	<0.2
L1500E	11900N	5	10	4	34	<0.2
L1500E	11925N	5	17	1	51	<0.2
L1500E	12075N	5	15	9	215	<0.2
L1500E	12100N	5	14	8	340	<0.2
L1500E	12200N	5	7	13	125	<0.2
L1500E	12225N	5	3	16	35	<0.2
L1500E	12250N	5	1	10	17	<0.2
L1500E	12275N	5	2	9	40	<0.2
L1500E	12300N	5	7	21	117	<0.2
L1500E	12325N	5	46	63	1300	<0.2
L1500E	12350N	5	17	12	97	<0.2
L1500E	12375N	5	54	350	171	<0.2
L1500E	12400N	5	5	16	37	<0.2
L1500E	12425N	5	2	37	35	<0.2
L1500E	12450N	5	7	172	30	<0.2
L1500E	12475N	5	2	32	6	<0.2
L1500E	12500N	5	3	9	15	<0.2
L1500E	12525N	5	15	44	260	<0.2
L1500E	12575N	5	8	22	107	<0.2
L1500E	12600N	5	12	42	230	<0.2
L1500E	12625N	5	1	1	4	<0.2
L1500E	12650N	5	1	2	7	<0.2
L1500E	12675N	5	4	11	172	<0.2
L1500E	12700N	5	14	10	131	<0.2
L1600E	11800N	5	5	6	66	<0.2
L1600E	11825N	5	2	3	10	<0.2
L1600E	11850N	5	14	10	37	<0.2
L1600E	11875N	5	8	6	57	<0.2
L1600E	11900N	5	15	6	30	<0.2
L1600E	11925N	5	3	8	10	<0.2
L1600E	11950N	5	1	2	12	<0.2
L1600E	11975N	5	8	1	62	<0.2
L1600E	12000N	5	9	6	43	<0.2
L1600E	12075N	5	10	5	69	<0.2
L1600E	12100N	5	14	5	68	<0.2
L1600E	12125N	5	13	6	196	0.5
L1600E	12150N	5	10	5	124	<0.2
L1600E	12175N	5	8	10	260	<0.2
L1600E	12200N	5	16	7	320	<0.2
L1600E	12225N	32	15	8	490	<0.2
L1600E	12250N	5	17	6	580	<0.2
L1600E	12300N	5	18	17	280	<0.2
L1600E	12325N	5	14	7	450	<0.2

L1600E	12350N	5	27	13	910	<0.2
L1600E	12375N	5	40	7	2300	<0.2
L1600E	12400N	5	5	3	280	<0.2
L1600E	12425N	5	131	16	4400	<0.2
L1600E	12450N	5	7	5	56	<0.2
L1600E	12475N	5	7	2	19	<0.2
L1600E	12525N	5	28	14	30	<0.2
L1600E	12550N	5	3	9	12	<0.2
L1600E	12575N	5	1	1	6	<0.2
L1600E	12600N	5	1	1	4	<0.2
L1600E	12625N	5	1	7	8	<0.2
L1600E	12650N	5	1	3	5	<0.2
L1600E	12700N	5	15	20	106	<0.2
L1600E	12725N	5	13	12	97	<0.2
L1700E	11850N	5	10	7	51	<0.2
L1700E	11875N	5	15	10	54	<0.2
L1700E	11900N	5	3	4	23	<0.2
L1700E	11950N	5	6	8	55	<0.2
L1700E	12025N	5	3	14	31	<0.2
L1700E	12050N	5	4	9	50	<0.2
L1700E	12125N	5	4	12	54	<0.2
L1700E	12150N	122	2	7	11	<0.2
L1700E	12175N	5	22	12	55	<0.2
L1700E	12200N	5	1	5	9	<0.2
L1700E	12225N	5	2	14	21	<0.2
L1700E	12250N	5	5	11	29	<0.2
L1700E	12275N	5	2	10	16	<0.2
L1700E	12300N	5	15	8	50	<0.2
L1700E	12350N	5	37	13	159	<0.2
L1700E	12375N	5	6	3	310	<0.2
L1700E	12400N	5	16	10	1400	<0.2
L1700E	12425N	5	24	6	240	<0.2
L1700E	12450N	5	2	1	11	<0.2
L1700E	12475N	5	1	9	9	<0.2
L1700E	12500N	5	4	32	43	<0.2
L1700E	12525N	5	7	13	42	<0.2
L1700E	12550N	5	9	3	42	<0.2
L1700E	12575N	5	2	12	43	<0.2
L1700E	12600N	5	7	15	77	<0.2
L1700E	12625N	5	7	7	46	<0.2
L1700E	12650N	5	18	14	65	<0.2
L1700E	12675N	5	32	27	124	<0.2
L1700E	12700N	5	11	15	79	<0.2
L1700E	12725N	5	38	37	180	<0.2
L1700E	12775N	5	25	12	96	<0.2
L1800E	11800N	5	12	5	27	<0.2
L1800E	11825N	5	26	32	118	<0.2
L1800E	11850N	5	34	13	98	<0.2
L1800E	11875N	5	7	6	26	<0.2
L1800E	11950N	5	27	11	170	<0.2
L1800E	12000N	5	10	10	30	<0.2
L1800E	12050N	5	11	6	40	<0.2
L1800E	12075N	5	15	6	94	<0.2
L1800E	12100N	5	13	9	35	<0.2
L1800E	12125N	5	1	7	7	<0.2
L1800E	12150N	5	5	8	28	<0.2
L1800E	12175N	5	1	5	6	<0.2
L1800E	12300N	5	10	1	37	<0.2
L1800E	12325N	5	9	6	31	<0.2
L1800E	12375N	5	25	14	106	<0.2
L1800E	12425N	5	7	5	32	<0.2
L1800E	12200N	5	3	10	24	<0.2
L1800E	12225N	5	4	5	21	<0.2
L1800E	12250N	5	9	7	32	<0.2
L1800E	12275N	5	14	5	37	<0.2
L1800E	12450N	5	18	13	41	<0.2
L1800E	12475N	5	1	10	7	<0.2
L1800E	12500N	5	7	9	77	<0.2
L1800E	12525N	5	16	11	143	<0.2
L1800E	12550N	5	4	7	41	<0.2
L1800E	12575N	5	16	14	115	<0.2
L1800E	12600N	5	10	9	143	<0.2
L1800E	12625N	5	9	118	68	0.6
L1800E	12650N	5	11	42	250	<0.2
L1800E	12675N	5	25	46	206	<0.2
L1800E	12700N	5	15	33	138	<0.2
L1800E	12725N	5	8	18	89	<0.2
L1800E	12750N	5	7	23	65	<0.2
L1600E	12775N	17	11	12	75	<0.2
L1800E	12800N	5	32	24	160	<0.2
L1800E	12825N	5	1	1	6	<0.2
L1800E	12850N	5	17	11	105	<0.2
L1900E	11800N	5	1	6	13	<0.2
L1900E	11825N	5	5	1	18	<0.2
L1900E	11850N	5	7	3	139	<0.2
L1900E	11900N	5	11	7	56	<0.2
L1900E	11925N	5	15	11	64	<0.2
L1900E	11950N	5	7	6	35	<0.2
L1900E	12000N	5	20	6	70	<0.2
L1900E	12025N	5	9	3	88	<0.2
L1900E	12150N	5	7	1	52	<0.2
L1900E	12175N	5	3	3	36	<0.2
L1900E	12200N	5	2	7	12	<0.2
L1900E	12225N	5	2	1	23	<0.2
L1900E	12250N	5	1	1	13	<0.2
L1900E	12300N	5	19	17	76	<0.2
L1900E	12325N	5	4	14	72	<0.2
L1900E	12375N	5	14	11	73	<0.2
L1900E	12400N	5	15	9	44	<0.2
L1900E	12425N	5	6	6	41	<0.2

L1900E	12450N	5	2	7	24	<0.2
L1900E	12475N	5	4	16	61	<0.2
L1900E	12500N	5	2	7	7	<0.2
L1900E	12525N	5	3	32	14	<0.2
L1900E	12550N	5	17	7	68	<0.2
L1900E	12600N	5	3	8	28	<0.2
L1900E	12625N	5	8	25	86	<0.2
L1900E	12650N	5	13	16	114	<0.2
L1900E	12675N	5	11	12	91	<0.2
L1900E	12700N	5	22	29	250	0.4
L1900E	12800N	20	2	6	13	<0.2
L1900E	12825N	5	2	5	13	<0.2
L1900E	12850N	5	5	3	40	<0.2
L1900E	12875N	5	8	8	33	<0.2
L2000E	11800N	5	8	7	36	<0.2
L2000E	11825N	5	8	8	38	0.2
L2000E	11850N	5	5	4	26	0.2
L2000E	11875N	5	22	7	93	<0.2
L2000E	11950N	5	9	13	42	<0.2
L2000E	11975N	5	9	10	50	<0.2
L2000E	12000N	5	11	8	65	0.2
L2000E	12050N	5	2	7	16	<0.2
L2000E	12075N	5	2	9	19	<0.2
L2000E	12175N	5	6	1	75	<0.2
L2000E	12300N	5	6	8	33	<0.2
L2000E	12325N	5	1	7	10	<0.2
L2000E	12350N	5	8	14	55	<0.2
L2000E	12375N	5	5	16	35	0.2
L2000E	12400N	5	2	10	13	<0.2
L2000E	12425N	5	15	12	83	<0.2
L2000E	12450N	5	9	8	72	<0.2
L2000E	12475N	5	8	8	38	0.2
L2000E	12500N	5	8	2	18	<0.2
L2000E	12525N	5	8	7	41	<0.2
L2000E	12575N	5	32	28	139	<0.2
L2000E	12600N	5	34	21	205	<0.2
L2000E	12625N	5	14	12	167	<0.2
L2000E	11650N	5	6	2	38	<0.2
L2000E	12675N	5	1	1	7	<0.2
L2000E	12700N	5	10	6	49	<0.2
L2000E	12725N	5	6	9	39	<0.2
L2000E	12775N	5	4	7	85	<0.2
L2000E	12875N	5	2	3	10	<0.2
L2000E	12900N	5	17	12	53	<0.2
L2100E	11825N	5	12	8	59	<0.2
L2100E	11850N	5	19	8	55	<0.2
L2100E	11875N	5	12	14	56	<0.2
L2100E	11900N	5	5	4	68	<0.2
L2100E	11975N	5	28	17	127	<0.2
L2100E	12050N	5	2	4	5	<0.2
L2100E	12175N	5	10	23	63	<0.2
L2100E	12200N	5	5	15	34	<0.2
L2100E	12225N	5	6	15	51	<0.2
L2100E	12250N	5	7	11	45	<0.2
L2100E	12275N	5	8	9	45	<0.2
L2100E	12350N	5	19	33	102	<0.2
L2100E	12375N	5	9	34	58	<0.2
L2100E	12400N	5	16	28	52	<0.2
L2100E	12425N	5	2	44	15	<0.2
L2100E	12450N	5	30	16	73	0.2
L2100E	12475N	5	20	12	41	<0.2
L2100E	12500N	5	4	4	11	<0.2
L2100E	12525N	5	2	1	5	<0.2
L2100E	12550N	5	1	4	6	<0.2
L2100E	12575N	5	23	10	49	<0.2
L2100E	12600N	5	13	10	169	<0.2
L2100E	12625N	5	9	18	57	<0.2
L2100E	12675N	5	13	20	163	<0.2
L2100E	12700N	5	17	18	132	<0.2
L2100E	12725N	5	22	16	102	<0.2
L2100E	12750N	5	25	21	153	<0.2
L2100E	12775N	5	9	14	114	<0.2
L2100E	12850N	5	1	4	4	<0.2
L2100E	12875N	5	1	1	9	<0.2
L2100E	12900N	5	3	3	26	<0.2
L2100E	12925N	5	1	1	5	<0.2
L2100E	12950N	5	2	1	41	<0.2
L2100E	13000N	5	10	9	37	<0.2

Au Fire Assay/Geochem Analysis Certificate

Client: Messina Minerals
Geologist: P. Tallman
Project: Central Nfld.
Sample: Core
DskFile: 598-E53028
DateIn: August 2, 2005
DateOut: August 5, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
61181	9	32	--	173	--	460	--	1.0	--
61182	97	320	--	1700	--	3200	--	>6.0	6.50
61183	20	140	--	550	--	3900	--	4.6	--
61184	69	180	--	1400	--	3100	--	4.4	--
61185	131	320	--	1800	--	2600	--	>6.0	6.20
61186	57	190	--	330	--	2100	--	2.1	--
61187	313	3300	--	6700	--	>10000	1.95	>6.0	22.9
61188	747	4000	--	7700	--	>10000	9.60	>6.0	41.1
61189	913	4500	--	8800	--	>10000	5.60	>6.0	41.1
61190	705	1600	--	6400	--	>10000	1.13	>6.0	27.7
61191	2710	4400	--	>10000	3.90	>10000	5.10	>6.0	178.1
61192	260	300	--	1600	--	2300	--	>6.0	6.20
61193	1952	6300	--	>10000	4.20	>10000	6.00	>6.0	137.0
61194	2936	2800	--	>10000	3.30	>10000	3.40	>6.0	137.0
61195	1161	6600	--	8400	--	8500	--	>6.0	53.8
61196	2054	2300	--	>10000	1.83	>10000	2.52	>6.0	49.0
61197	685	3500	--	>10000	2.80	>10000	2.61	>6.0	63.7
61198	120	130	--	300	--	530	--	2.9	--
61199	431	890	--	4800	--	9100	--	>6.0	19.9
61200	195	940	--	5000	--	>10000	1.18	>6.0	21.9
61201	177	140	--	430	--	310	--	2.9	--
61202	27	180	--	94	--	580	--	3.2	--
61203	113	130	--	194	--	340	--	3.7	--
61204	44	340	--	540	--	2600	--	>6.0	6.50
61205	93	220	--	200	--	160	--	2.3	--
61206	7060	6500	--	>10000	5.40	>10000	5.00	>6.0	280.8
61207	298	490	--	1700	--	3300	--	>6.0	11.3
61208	1434	2800	--	>10000	1.09	>10000	1.65	>6.0	51.7
61209	322	270	--	470	--	820	--	5.2	--
61210	836	2700	--	>10000	1.69	>10000	2.58	>6.0	93.5
61211	466	1100	--	4700	--	5300	--	>6.0	21.2
61212	176	300	--	160	--	950	--	5.3	--
61213	423	370	--	1600	--	2400	--	>6.0	14.0
61214	2881	4200	--	>10000	2.60	>10000	3.90	>6.0	123.3
61215	7870	5300	--	>10000	4.80	>10000	6.50	>6.0	171.2
61216	7113	8400	--	>10000	4.50	>10000	5.30	>6.0	171.2
61217	4557	8500	--	>10000	6.30	>10000	7.20	>6.0	202.0
61218	7458	6800	--	>10000	6.90	>10000	7.20	>6.0	236.3
61219	10895	>10000	2.17	>10000	8.50	>10000	9.50	>6.0	397.3
61220	4083	>10000	1.34	>10000	9.70	>10000	15.3	>6.0	393.8
61221	5735	2900	--	>10000	18.2	>10000	20.6	>6.0	592.5
61222	2187	4800	--	>10000	6.20	>10000	11.7	>6.0	154.1
61223	1262	5000	--	>10000	5.00	>10000	12.1	>6.0	130.1
61224	440	1300	--	1300	--	5900	--	>6.0	11.3
61225	1308	1700	--	380	--	>10000	1.23	>6.0	24.0
61226	5056	>10000	1.31	>10000	8.20	>10000	7.40	>6.0	301.4
61227	2438	5000	--	>10000	3.70	>10000	4.50	>6.0	119.9
61228	8998	9400	--	>10000	8.90	>10000	10.4	>6.0	297.9
61229	290	420	--	2600	--	>10000	1.39	>6.0	10.6
61230	4690	>10000	1.01	>10000	15.7	>10000	22.4	>6.0	510.3
76501	5	45	--	70	--	190	--	0.5	--
76502	69	4100	--	890	--	3300	--	>6.0	10.6
76503	456	8500	--	4300	--	>10000	6.20	>6.0	32.9
76504	1090	7300	--	>10000	3.30	>10000	9.90	>6.0	136.9
76505	1264	4100	--	>10000	3.70	>10000	20.8	>6.0	143.8
76506	1880	4600	--	>10000	1.47	>10000	11.6	>6.0	68.5
76507	1211	>10000	1.39	>10000	2.39	>10000	16.5	>6.0	119.9
76508	706	7500	--	>10000	2.90	>10000	4.60	>6.0	136.9
76509	52	61	--	191	--	800	--	2.0	--
76510	37	172	--	360	--	810	--	1.9	--
76511	1399	1800	--	8300	--	>10000	1.03	>6.0	34.2
76512	582	800	--	5100	--	5700	--	>6.0	20.2
76513	95	300	--	810	--	2100	--	3.7	--
76514	809	1700	--	>10000	3.20	>10000	4.60	>6.0	76.0
76515	898	1400	--	>10000	1.24	>10000	1.55	>6.0	54.5
76516	2940	>10000	1.25	>10000	7.10	>10000	7.70	>6.0	304.8
76517	1153	440	--	1800	--	2200	--	>6.0	12.7
76518	1798	6100	--	>10000	5.40	>10000	6.50	>6.0	130.1
76520	2480	4600	--	>10000	3.00	>10000	3.30	>6.0	98.0
76521	7798	5300	--	>10000	4.50	>10000	5.30	>6.0	188.4
76522	1079	2200	--	4600	--	2800	--	>6.0	19.2
76523	7243	5100	--	>10000	3.50	>10000	3.20	>6.0	126.7
76524	584	540	--	2900	--	3500	--	>6.0	14.0
76525	4266	2200	--	>10000	1.60	>10000	1.98	3.8	--
76526	422	280	--	1500	--	1100	--	>6.0	9.90
76527	728	460	--	3400	--	4100	--	>6.0	20.9
76528	16	13	--	59	--	180	--	0.5	--
76529	104	82	--	260	--	510	--	2.2	--
76530	5	15	--	28	--	102	--	0.3	--
76531	5	7	--	52	--	83	--	2.2	--
76532	33	13	--	44	--	47	--	3.1	--
76533	54	12	--	59	--	115	--	4.3	--

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: G. Squires
Project: Central NFLD
Sample: Rock

DskFile: 598-E53080

DateIn: August 12, 2005
DateOut: August 16, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
61231	5	4	—	10	—	87	—	0.2	—
61232	5	9	—	15	—	104	—	0.3	—
61233	5	7	—	20	—	122	—	0.4	—
61234	5	8	—	15	—	95	—	0.2	—
61235	5	22	—	51	—	200	—	0.5	—
61236	5	20	—	67	—	139	—	0.3	—
61237	5	50	—	93	—	220	—	1.2	—
61238	5	64	—	320	—	450	—	1.1	—
61239	127	102	—	125	—	2200	—	>6.0	10.6
61240	106	60	—	133	—	320	—	>6.0	11.6
61241	5	8	—	78	—	149	—	1.2	—
61242	43	27	—	143	—	250	—	4.5	—
61243	5	26	—	44	—	171	—	2.1	—
76534	186	810	—	620	—	2500	—	>6.0	19.2
76535	301	143	—	1700	—	3500	—	>6.0	15.1
76536	380	66	—	173	—	410	—	4.7	—
76537	1736	128	—	600	—	2200	—	>6.0	14.7
76538	52	36	—	230	—	174	—	3.5	—
76539	59	42	—	250	—	170	—	2.8	—
76540	35	11	—	43	—	66	—	4.8	—
76541	35	16	—	51	—	45	—	3.6	—
76542	68	101	—	194	—	670	—	>6.0	9.59
76543	69	69	—	75	—	128	—	0.7	—
76544	19	25	—	280	—	500	—	1.2	—
76545	143	420	—	4600	—	9100	—	>6.0	12.7
76546	84	123	—	270	—	710	—	2.5	—
76547	78	280	—	2000	—	3300	—	>6.0	7.19
76548	112	121	—	340	—	530	—	3.8	—
76549	136	310	—	870	—	2600	—	>6.0	9.93
76550	65	52	—	85	—	670	—	2.0	—
76551	111	58	—	260	—	330	—	3.4	—
76552	5	14	—	230	—	430	—	0.9	—
76553	5	380	—	34	—	480	—	1.5	—
76554	743	>10000	1.37	>10000	6.40	>10000	8.40	>6.0	390.4
76555	79	1700	—	280	—	490	—	>6.0	9.25
76556	18	119	—	450	—	550	—	3.0	—
76557	72	4700	—	430	—	3900	—	5.2	—
76558	5	1200	—	171	—	6200	—	1.9	—
76559	31	1500	—	210	—	7300	—	2.3	—
76560	57	1200	—	290	—	2700	—	2.6	—
76561	208	8800	—	2200	—	>10000	1.41	>6.0	14.7
76562	951	3900	—	>10000	6.00	>10000	14.8	>6.0	150.7
76563	882	3600	—	>10000	8.40	>10000	28.6	>6.0	219.2
76564	1052	4700	—	>10000	3.80	>10000	12.6	>6.0	89.0
76565	703	8600	—	6400	—	>10000	16.4	>6.0	32.2
76566	736	9100	—	>10000	1.93	>10000	12.8	>6.0	47.3
76567	357	5300	—	3400	—	>10000	17.5	>6.0	21.2
76568	243	4500	—	6000	—	>10000	5.00	>6.0	17.5
76569	91	1400	—	360	—	2300	—	3.6	—
76570	120	>10000	1.34	4600	—	>10000	3.60	>6.0	37.7
76571	5	370	—	2200	—	6200	—	>6.0	9.93

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Rocks

DskFile: 598-E53268

DateIn: September 21, 2005
DateOut: September 26, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Zn %	Ag ppm	Ag g/t
68001	310	2900	6300	>10000	1.85	>6.0	47.3
68002	37	690	54	1500	-----	2.6	-----
68003	241	2500	161	8900	-----	4.3	-----
68004	5	240	1	200	-----	0.3	-----
68005	5	107	50	30	-----	2.0	-----
68006	5	250	4	2600	-----	2.4	-----
68007	135	24	15	37	-----	>6.0	12.3
68008	5	207	1	20	-----	0.3	-----
68009	5	14	141	125	-----	0.7	-----
68010	5	600	92	3400	-----	0.2	-----
68011	398	38	40	56	-----	>6.0	20.2
68012	5	45	4000	>10000	2.37	1.5	-----

Au Fire Assay/Geochem/Assay Analysis Certificate

Client:	Messina Minerals Inc.
Geologist:	G. Squires
Project:	Central NFLD
Sample:	Core
DskFile:	598-E53377
DateIn:	October 03, 2005
DateOut:	October 12, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanaMical@nf aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
61244	5	33	—	50	—	82	—	0.2	—
61245	63	1300	—	4800	—	3900	—	>6.0	8.22
61246	5	19	—	80	—	20	—	0.2	—
61247	5	36	—	32	—	55	—	0.2	—
61248	5	34	—	18	—	71	—	0.2	—
61249	5	40	—	103	—	95	—	0.2	—
61250	44	197	—	1700	—	2100	—	3.0	—
67501	5	48	—	128	—	72	—	0.2	—
67502	5	7	—	9	—	12	—	0.2	—
67503	5	5	—	4	—	39	—	0.2	—
67504	5	49	—	59	—	54	—	0.4	—
67505	5	32	—	184	—	168	—	1.0	—
67506	5	27	—	29	—	54	—	0.2	—
67507	58	35	—	380	—	350	—	1.0	—
67508	5	18	—	54	—	101	—	0.2	—
67509	5	38	—	167	—	168	—	0.2	—
67510	54	460	—	7400	—	>10000	1.27	>6.0	7.19
67511	5	21	—	90	—	184	—	0.2	—
67512	5	180	—	107	—	340	—	0.9	—
67513	5	3000	—	190	—	5000	—	2.2	—
67514	5	79	—	194	—	1900	—	0.6	—
67515	20	1700	—	720	—	3800	—	2.7	—
67516	18	1100	—	250	—	5700	—	2.2	—
67517	17	650	—	330	—	3900	—	2.1	—
67518	18	820	—	210	—	3200	—	1.6	—
67519	84	740	—	290	—	5100	—	3.6	—
67520	111	2300	—	4300	—	>10000	1.99	>6.0	22.3
67521	5	191	—	350	—	1900	—	3.7	—
67522	72	3800	—	2300	—	>10000	1.41	>6.0	15.1
67523	12	2700	—	320	—	7600	—	4.8	—
67524	5	152	—	270	—	670	—	0.7	—
67525	5	220	—	50	—	940	—	0.2	—
67526	5	340	—	2100	—	4600	—	2.8	—
67527	5	490	—	240	—	3500	—	0.8	—
67528	5	230	—	16	—	188	—	0.2	—
67529	5	137	—	13	—	127	—	0.3	—
67530	24	640	—	95	—	890	—	1.4	—
67531	46	820	—	155	—	3100	—	2.0	—
67532	22	650	—	160	—	8600	—	1.4	—
67533	5	630	—	86	—	5200	—	0.9	—
67534	5	270	—	70	—	1700	—	0.7	—
67535	35	2200	—	146	—	3400	—	2.9	—
67536	51	1700	—	210	—	>10000	3.90	3.3	—
67537	5	290	—	63	—	6100	—	0.8	—
67538	74	2400	—	172	—	>10000	4.50	3.3	—
67539	5	208	—	42	—	3900	—	0.7	—
67540	5	213	—	21	—	4700	—	0.3	—
67541	35	3000	—	91	—	>10000	4.10	2.7	—
67542	21	750	—	128	—	4800	—	1.5	—
67543	5	111	—	19	—	1050	—	0.3	—
76572	21	93	—	580	—	770	—	1.9	—
76573	51	210	—	720	—	2300	—	2.8	—
76574	5	40	—	56	—	39	—	0.6	—
76575	77	180	—	590	—	1700	—	3.2	—
76576	33	30	—	54	—	67	—	0.9	—
76577	67	80	—	320	—	300	—	3.0	—
76578	56	160	—	480	—	750	—	3.4	—
76579	58	60	—	142	—	330	—	0.6	—
76580	47	220	—	1300	—	1700	—	4.6	—
76581	39	410	—	2700	—	3400	—	4.5	—
76582	73	20	—	300	—	220	—	1.0	—
76583	5	32	—	167	—	300	—	0.4	—
76584	5	11	—	40	—	87	—	0.2	—
76585	5	5	—	19	—	124	—	0.2	—
76586	5	35	—	74	—	123	—	0.2	—
76587	15	104	—	6500	—	4300	—	>6.0	6.51
76588	5	40	—	1200	—	1700	—	1.1	—
76589	5	25	—	270	—	390	—	0.3	—
76590	34	2500	—	1700	—	6500	—	>6.0	6.51
76591	18	760	—	710	—	2700	—	3.0	—
76592	54	>10000	1.90	>10000	1.40	6900	—	>6.0	40.8
76593	53	1200	—	580	—	2900	—	>6.0	150.7
76594	5	110	—	72	—	70	—	0.8	—
76595	5	15	—	9	—	98	—	2.1	—
76596	5	7	—	28	—	50	—	0.5	—
76597	5	7	—	20	—	85	—	0.8	—
76598	28	14	—	19	—	121	—	0.5	—
76599	5	26	—	84	—	250	—	0.4	—
76600	5	34	—	136	—	80	—	0.6	—

Au Fire Assay/Geochem Analysis/Assay Certificate

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Client: Messina Minerals Inc.
Geologist: G. Squires
Project: Central NFLD
Sample: Core

DskFile: 598-E53378

DateIn: October 10, 2005
DateOut: October 17, 2005

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
67544	5	38	22	----	123	----	0.2	----
67545	5	46	37	----	61	----	0.6	----
67546	5	5	8	----	103	----	0.2	----
67547	5	9	24	----	43	----	0.3	----
67548	5	21	14	----	72	----	0.2	----
67549	5	12	830	----	780	----	2.8	----
67550	5	22	185	----	290	----	0.9	----
67551	5	19	420	----	101	----	1.3	----
67552	10	9	18	----	56	----	0.2	----
67553	5	89	3	----	220	----	0.2	----
67554	104	35	2	----	320	----	0.2	----
67555	5	120	16	----	1400	----	0.2	----
67556	5	87	54	----	1900	----	0.2	----
67557	5	40	4	----	1200	----	0.2	----
67558	5	95	6	----	520	----	0.2	----
67559	5	120	16	----	720	----	0.2	----
67560	5	29	4	----	250	----	0.2	----
67561	665	3300	2	----	95	----	1.5	----
67562	5	65	10	----	91	----	0.2	----
67563	5	15	2	----	6	----	0.2	----
67564	17	7	4	----	20	----	0.2	----
67565	5	43	3	----	57	----	0.2	----
67566	73	17	2	----	100	----	0.2	----
67567	5	57	4	----	72	----	0.2	----
67568	17	63	23	----	77	----	0.2	----
67569	5	37	1	----	92	----	0.2	----
67570	5	10	1	----	122	----	0.2	----
67571	5	15	33	----	53	----	0.2	----
67572	5	2	1	----	89	----	0.2	----
67573	157	19	270	----	330	----	5.4	----
67574	5	16	1	----	54	----	0.2	----
67575	5	46	1	----	64	----	0.2	----
67576	5	21	1	----	52	----	0.2	----
67577	40	52	114	----	117	----	0.5	----
67578	2545	18	33	----	54	----	1.1	----
67579	5	17	8	----	108	----	0.2	----
67580	26	60	13	----	99	----	0.2	----
67581	29	26	39	----	63	----	0.2	----
67582	18	28	17	----	94	----	0.2	----
67583	24	27	59	----	34	----	0.7	----
67584	17	21	26	----	70	----	0.2	----
67585	18	26	14	----	64	----	0.2	----
67586	5	27	1	----	80	----	0.2	----
67587	5	16	1	----	87	----	0.2	----
67588	5	18	1	----	109	----	0.2	----
67589	5	64	61	----	2000	----	0.5	----
67590	41	1600	530	----	>10000	1.51	>6.0	9.59
67591	5	19	14	----	350	----	0.2	----
67592	5	172	30	----	>10000	1.59	0.2	----
67593	23	106	690	----	5800	----	1.7	----
67594	13	127	770	----	9400	----	1.7	----
67595	5	46	210	----	610	----	0.6	----
67596	5	111	28	----	>10000	1.07	0.2	----
67597	5	161	132	----	>10000	1.03	0.9	----
67598	5	76	270	----	1300	----	0.6	----
67599	5	184	620	----	9400	----	1.4	----
67600	12	330	230	----	>10000	2.44	1.0	----
67601	5	49	133	----	470	----	0.2	----
67602	12	78	177	----	420	----	0.6	----
67603	5	69	880	----	3700	----	2.7	----
67604	5	49	131	----	910	----	0.6	----
67605	5	196	98	----	>10000	1.03	0.9	----
67606	5	220	330	----	>10000	2.31	2.0	----
67607	5	57	178	----	270	----	1.1	----
67608	5	97	1300	----	1600	----	0.9	----
67609	5	132	9700	----	>10000	1.53	5.5	----
67610	5	24	340	----	350	----	0.2	----
67611	5	17	54	----	182	----	0.2	----
67612	5	9	40	----	134	----	0.2	----
67613	5	177	1000	----	4600	----	2.3	----
67614	5	1000	210	----	9400	----	1.3	----
67615	37	320	3900	----	6900	----	3.3	----
67616	5	11	29	----	151	----	0.2	----
67617	5	18	155	----	211	----	0.2	----
67618	5	105	1800	----	1700	----	1.2	----
67619	5	27	1100	----	380	----	1.1	----
67620	5	260	420	----	1400	----	0.5	----
67621	5	1300	>10000	3.00	>10000	6.60	>6.0	17.1
67622	5	72	2100	----	4400	----	1.2	----
67623	5	87	1600	----	2700	----	0.9	----
67624	5	390	>10000	1.22	>10000	1.36	>6.0	7.19
67625	5	30	1500	----	1200	----	1.0	----
67626	5	650	>10000	1.64	>10000	2.35	>6.0	8.56
67627	5	270	1500	----	4000	----	1.6	----

67628	5	138	300	—	3100	—	0.7	—
67629	5	206	270	—	4500	—	0.9	—
67630	5	74	280	—	1600	—	0.8	—
67631	5	101	126	—	2300	—	0.7	—
67632	5	270	173	—	4000	—	1.3	—
67633	5	350	690	—	2400	—	1.8	—
67634	5	23	9	—	55	—	0.2	—
67635	5	66	6	—	53	—	0.2	—
67636	5	23	4	—	21	—	0.2	—
67637	5	24	7	—	7	—	0.2	—
67638	492	33	22	—	19	—	0.9	—
67639	5	1	1	—	96	—	0.2	—
67640	5	3	13	—	54	—	0.2	—
67641	5	2	2	—	76	—	0.2	—
67642	5	3	8	—	38	—	0.2	—
67643	5	2	4	—	59	—	0.2	—
67644	5	10	52	—	250	—	2.1	—
67645	5	5	8	—	76	—	0.2	—
67646	5	6	27	—	108	—	1.0	—
67647	5	116	137	—	280	—	0.8	—
67648	5	2800	2000	—	7300	—	>6.0	13.0
67649	5	250	84	—	199	—	0.8	—
67650	5	260	520	—	2400	—	1.7	—
67651	5	310	760	—	>10000	1.18	3.3	—
67652	5	280	340	—	7100	—	1.6	—
67653	5	120	202	—	8000	—	0.9	—
67654	5	71	230	—	1500	—	0.8	—
67655	5	137	380	—	4200	—	1.4	—
67656	5	56	360	—	480	—	0.9	—
67657	5	7	98	—	151	—	0.3	—
67658	93	330	2900	—	8000	—	>6.0	10.3
67659	48	15	90	—	64	—	0.6	—
67660	45	20	370	—	160	—	1.2	—
67661	56	340	4100	—	5100	—	>6.0	8.56
67662	111	95	1600	—	2000	—	4.1	—
67663	5	5	9	—	180	—	0.2	—
67664	5	4	13	—	68	—	0.2	—
67665	5	5	2	—	87	—	0.2	—
67666	80	18	260	—	290	—	1.4	—
67667	61	20	350	—	470	—	1.5	—
67668	67	47	1500	—	1300	—	3.4	—
67669	5	165	37	—	650	—	0.3	—
67670	34	2100	218	—	1800	—	3.4	—
67671	31	166	193	—	1300	—	1.1	—
67672	5	9400	1300	—	>10000	1.67	4.1	—
67673	5	100	173	—	200	—	0.5	—
67674	74	1400	8600	—	7600	—	>6.0	15.8
67675	5	85	42	—	320	—	1.0	—
67676	5	2800	70	—	2900	—	0.4	—
67677	5	160	151	—	2400	—	0.4	—
67678	5	120	137	—	870	—	0.6	—
67679	36	176	390	—	3400	—	1.4	—
67680	48	3700	500	—	>10000	1.51	5.5	—
67681	5	112	217	—	1400	—	0.8	—
67682	52	1500	2100	—	>10000	2.57	>6.0	7.53
67683	54	350	540	—	9800	—	2.4	—
67684	37	56	360	—	760	—	4.9	—
67685	5	94	87	—	1800	—	0.9	—
67686	5	530	340	—	>10000	1.16	2.1	—
67687	5	63	75	—	1400	—	1.2	—
67688	63	360	156	—	>10000	1.19	2.6	—
67689	5	135	61	—	2100	—	2.0	—
67690	5	130	49	—	3300	—	2.5	—
67691	37	520	91	—	>10000	1.51	1.2	—
67692	5	400	44	—	5000	—	1.0	—
67693	5	450	118	—	7400	—	1.5	—
67694	5	350	53	—	1300	—	0.6	—
67695	5	46	47	—	440	—	0.2	—
67696	5	8800	207	—	>10000	1.10	1.8	—
67697	5	61	20	—	680	—	0.2	—

Client: Messina Minerals Inc.
Geologist: C. Fost
Project: Central Nfld.
Sample: Core

DskFile: 598-E533437

DateIn: October 19, 2005
DateOut: October 24, 2005

Au Fire Assay/Geochem/Assay Analysis Certificate

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
67698	5	1700	110	-----	2100	-----	1.6	-----
67699	5	730	21	-----	780	-----	0.4	-----
67700	27	2100	100	-----	3200	-----	1.6	-----
67701	5	138	14	-----	1300	-----	0.2	-----
67702	5	620	33	-----	5500	-----	0.2	-----
67703	5	22	1	-----	550	-----	0.2	-----
67704	22	580	6	-----	7400	-----	0.2	-----
67705	5	19	2	-----	1400	-----	0.2	-----
67706	30	200	1700	-----	3600	-----	4.7	-----
67707	79	550	4300	-----	9300	-----	>6.0	14.7
67708	18	171	990	-----	2300	-----	3.3	-----
67709	36	81	930	-----	1300	-----	2.2	-----
67710	64	760	9700	-----	>10000	1.08	>6.0	16.1
67711	30	93	710	-----	1600	-----	1.4	-----
67712	40	230	4000	-----	5200	-----	3.4	-----
67713	29	192	1900	-----	2400	-----	2.5	-----
67714	126	1300	2600	-----	2900	-----	5.4	-----
67715	52	390	1400	-----	2100	-----	4.3	-----
67716	5	450	3500	-----	2000	-----	3.2	-----
67717	5	199	2700	-----	9000	-----	2.1	-----
67718	5	13	200	-----	280	-----	0.2	-----
67719	5	26	220	-----	260	-----	0.5	-----
67720	326	53	540	-----	63	-----	1.9	-----
67721	5	42	18	-----	90	-----	0.2	-----
67722	5	23	76	-----	150	-----	0.2	-----
67723	106	3400	910	-----	>10000	3.40	3.8	-----
67724	5	26	24	-----	165	-----	0.2	-----
67725	5	330	70	-----	>10000	1.15	0.7	-----
67726	5	43	41	-----	480	-----	0.4	-----
67727	5	12	41	-----	270	-----	0.2	-----
67728	5	100	5	-----	106	-----	0.2	-----
67729	5	147	370	-----	2200	-----	1.4	-----
67730	5	17	64	-----	197	-----	0.3	-----
67731	5	17	27	-----	480	-----	0.2	-----
67732	5	148	1800	-----	1800	-----	2.4	-----
67733	5	45	61	-----	180	-----	0.2	-----
67734	5	39	15	-----	105	-----	0.2	-----
67735	5	44	11	-----	92	-----	0.2	-----
67736	5	11	51	-----	92	-----	0.2	-----
67737	5	5	44	-----	202	-----	0.2	-----
67738	5	3	15	-----	37	-----	0.2	-----
67739	5	3	10	-----	64	-----	0.2	-----
67740	5	9	17	-----	280	-----	0.2	-----
67741	5	36	27	-----	1600	-----	0.4	-----
67742	5	8	50	-----	410	-----	0.2	-----
67743	5	27	16	-----	730	-----	0.2	-----
67744	5	64	300	-----	3900	-----	0.3	-----
67745	5	23	6	-----	520	-----	0.2	-----
67746	5	52	42	-----	2600	-----	0.4	-----
67747	5	30	6	-----	780	-----	0.2	-----
67748	5	24	15	-----	290	-----	0.2	-----
67749	5	13	260	-----	650	-----	0.2	-----
67750	5	11	450	-----	690	-----	0.2	-----
67751	5	18	390	-----	710	-----	0.2	-----
67752	5	36	1	-----	57	-----	0.2	-----
67753	5	15	7	-----	41	-----	0.2	-----
67754	349	42	67	-----	38	-----	2.9	-----
67755	5	15	3	-----	67	-----	0.2	-----
67756	5	37	310	-----	1100	-----	0.2	-----
67757	5	55	28	-----	3500	-----	0.2	-----
67758	5	62	41	-----	1400	-----	0.2	-----
67759	5	91	6	-----	2400	-----	0.2	-----
67760	5	190	19	-----	3400	-----	0.2	-----
67761	5	125	12	-----	630	-----	0.2	-----
67762	5	63	8	-----	200	-----	0.2	-----
67763	5	22	22	-----	230	-----	0.2	-----
67764	5	28	10	-----	108	-----	0.2	-----
67765	5	25	24	-----	220	-----	0.2	-----
67766	5	7	4	-----	57	-----	0.2	-----
67767	5	13	11	-----	70	-----	0.2	-----
67768	40	47	104	-----	50	-----	1.0	-----
67769	5	41	12	-----	73	-----	0.2	-----
67770	27	26	33	-----	38	-----	0.6	-----
67771	31	39	62	-----	17	-----	1.0	-----
67772	5	83	18	-----	28	-----	0.2	-----
67773	5	89	3	-----	37	-----	0.5	-----
67774	5	48	26	-----	24	-----	0.2	-----
67775	5	10	6	-----	22	-----	0.2	-----
67776	5	10	8	-----	31	-----	0.2	-----
67777	5	21	34	-----	21	-----	0.3	-----
67778	5	15	12	-----	27	-----	0.2	-----
67779	31	31	52	-----	17	-----	0.8	-----
67780	5	22	19	-----	26	-----	0.2	-----
67781	41	29	66	-----	15	-----	0.8	-----

67782	5	7	3	------	31	------	0.2	------
67783	5	32	16	------	19	------	0.2	------
67784	5	37	1	------	17	------	0.2	------
67785	5	66	2	------	18	------	0.2	------
67786	5	42	1	------	17	------	0.2	------
67787	5	70	4	------	37	------	0.2	------
67788	5	220	5	------	53	------	0.2	------
67789	5	163	1	------	36	------	0.2	------
67790	5	181	1	------	39	------	0.2	------
67791	5	130	1	------	19	------	0.2	------
67792	5	200	14	------	20	------	0.2	------
67793	5	112	3	------	24	------	0.2	------
67794	5	123	10	------	38	------	0.2	------
67795	5	96	13	------	38	------	0.2	------
67796	5	42	3	------	70	------	0.2	------
67797	5	270	9	------	230	------	0.2	------
67798	5	113	41	------	1010	------	0.2	------
67799	5	290	11	------	1300	------	0.2	------
67800	5	71	11	------	650	------	0.2	------
67801	5	16	3	------	40	------	0.2	------
67802	5	34	8	------	38	------	0.2	------
67803	5	43	30	------	34	------	0.2	------
67813	21	47	40	------	69	------	1.5	------
67814	5	22	35	------	68	------	1.4	------
67815	19	39	67	------	52	------	0.8	------
67816	5	39	13	------	54	------	0.2	------
67817	33	440	198	------	1800	------	1.8	------
67818	5	220	108	------	2300	------	0.9	------
67819	5	198	189	------	2600	------	1.0	------
67820	16	390	2000	------	6800	------	3.4	------
67821	29	1030	3500	------	6900	------	4.0	------
67822	5	220	250	------	3600	------	0.6	------
67823	23	147	280	------	4700	------	0.9	------
67824	15	270	350	------	3500	------	0.9	------
67825	5	3400	4200	------	>10000	1.70	4.1	------
67826	5	188	1900	------	2500	------	1.4	------
67827	19	3100	7900	------	>10000	2.74	4.3	------
67828	14	430	101	------	2200	------	0.4	------
67829	5	1300	3000	------	4500	------	2.1	------
67830	5	1300	2400	------	>10000	1.55	2.6	------
67831	30	1800	3300	------	>10000	1.39	3.7	------
67832	79	2400	4000	------	>10000	2.26	5.1	------
67833	5	510	1200	------	7500	------	1.0	------
67834	5	63	430	------	750	------	0.6	------
67835	5	121	860	------	1800	------	1.4	------
67836	5	850	1400	------	>10000	1.30	2.4	------
67837	5	32	108	------	340	------	0.5	------
67838	5	220	69	------	>10000	1.50	0.7	------
67839	5	880	78	------	>10000	2.68	1.2	------
67840	5	230	34	------	3100	------	0.6	------
67841	25	350	92	------	9100	------	1.0	------
67842	5	42	35	------	320	------	0.5	------
67843	58	250	79	------	300	------	0.8	------
67844	5	260	160	------	1900	------	0.9	------
67845	5	400	40	------	5300	------	0.5	------
67846	5	710	95	------	9400	------	1.0	------
67847	5	510	590	------	5200	------	2.1	------
67848	5	590	920	------	7600	------	2.8	------
67849	5	400	97	------	>10000	1.13	0.7	------
67850	5	3300	2	------	>10000	1.11	0.9	------
67851	5	810	16	------	8200	------	0.5	------
67852	18	2000	34	------	>10000	1.77	1.5	------
67853	5	440	10	------	4500	------	0.5	------
67854	5	450	20	------	290	------	0.5	------
67855	5	93	3	------	680	------	0.2	------
67856	5	175	23	------	1300	------	0.2	------
67857	5	82	12	------	540	------	0.2	------
67858	5	510	34	------	8600	------	0.2	------
67859	5	208	130	------	4100	------	0.4	------

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Kevin Regular
Project: Central Nfld
Sample: Core

DskFile: 598-E53444

DateIn: October 21, 2005
DateOut: October 25, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
67860	40	610	-----	72	-----	1300	-----	2.9	-----
67861	63	310	-----	102	-----	680	-----	0.9	-----
67862	20	210	-----	109	-----	550	-----	2.3	-----
67863	41	830	-----	114	-----	820	-----	2.8	-----
67864	22	420	-----	91	-----	660	-----	4.5	-----
67865	36	270	-----	142	-----	620	-----	2.8	-----
67867	104	180	-----	290	-----	1700	-----	2.6	-----
67868	1176	130	-----	210	-----	400	-----	>6.0	14.4
67869	159	2300	-----	206	-----	>10000	4.60	>6.0	7.53
67870	421	6700	-----	2100	-----	>10000	4.00	>6.0	26.0
67871	309	4100	-----	3100	-----	>10000	4.10	>6.0	24.0
67872	382	6900	-----	2000	-----	>10000	4.20	>6.0	27.1
67873	341	3500	-----	5500	-----	>10000	7.10	>6.0	26.4
67874	163	3200	-----	>10000	1.92	>10000	5.20	>6.0	44.2
67875	400	3700	-----	5200	-----	>10000	8.40	>6.0	28.4
67876	262	4300	-----	4600	-----	>10000	11.9	>6.0	21.9
67877	175	2000	-----	2800	-----	>10000	16.9	>6.0	14.0
67878	177	2800	-----	240	-----	>10000	3.30	>6.0	8.56
67879	307	7500	-----	197	-----	>10000	4.90	>6.0	20.2
67880	203	2100	-----	91	-----	>10000	5.40	>6.0	6.85
67881	264	3200	-----	143	-----	>10000	8.10	>6.0	8.90
67882	191	2600	-----	129	-----	>10000	9.30	4.7	-----
67883	48	540	-----	44	-----	5300	-----	1.6	-----
67884	226	1400	-----	240	-----	>10000	2.40	>6.0	6.51
67885	24	90	-----	154	-----	4800	-----	0.9	-----
67886	331	2500	-----	94	-----	>10000	6.10	>6.0	6.85
67887	452	>10000	1.26	172	-----	>10000	3.20	>6.0	21.9
67888	181	2900	-----	95	-----	9600	-----	>6.0	7.53
67889	251	5000	-----	182	-----	4400	-----	>6.0	10.6
67890	748	5500	-----	136	-----	6000	-----	>6.0	11.3
67891	236	4800	-----	153	-----	>10000	8.00	>6.0	12.3
67892	155	2000	-----	72	-----	5900	-----	4.2	-----
67893	208	4500	-----	116	-----	250	-----	>6.0	7.88
67894	42	630	-----	17	-----	2500	-----	1.0	-----
67895	66	3900	-----	42	-----	1500	-----	2.6	-----
67896	59	1070	-----	38	-----	220	-----	2.6	-----
67897	140	2500	-----	53	-----	1500	-----	>6.0	7.53
67898	132	2600	-----	40	-----	110	-----	>6.0	8.56
67899	112	3300	-----	34	-----	240	-----	>6.0	6.85
67900	121	3200	-----	44	-----	90	-----	>6.0	8.56
67901	49	200	-----	5	-----	350	-----	0.8	-----
67804	96	180	-----	55	-----	310	-----	0.7	-----
67805	300	280	-----	70	-----	3000	-----	1.3	-----

Au Fire Assay/Geochem/Assay Analysis Certificate

Client:	Messina Minerals Inc.
Geologist:	Peter Tallman
Project:	Central Nfld
Sample:	Rock
DskFile:	598-E53543
DateIn:	November 08, 2005
DateOut:	November 10, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
68277	5	40	----	13	----	140	----	0.2	----
68278	19	56	----	31	----	44	----	0.5	----
68279	5	21	----	8	----	71	----	0.2	----
68280	13	8	----	9	----	82	----	0.2	----
68281	76	173	----	440	----	340	----	3.1	----
68282	1264	3800	----	>10000	2.10	>10000	2.35	>6.0	99.3
68283	2522	6400	----	>10000	6.00	>10000	6.60	>6.0	219.2
68284	10385	>10000	1.52	>10000	7.30	>10000	6.90	>6.0	280.8
68285	10999	7800	----	>10000	7.90	>10000	8.00	>6.0	335.6
68286	1215	2200	----	>10000	1.30	>10000	1.87	>6.0	59.2
68287	7245	7500	----	>10000	5.90	>10000	6.20	>6.0	226.0
68288	12293	>10000	1.04	>10000	8.50	>10000	9.00	>6.0	294.5
68289	1825	>10000	1.51	>10000	8.50	>10000	18.4	>6.0	297.9
68290	1301	>10000	1.22	>10000	7.90	>10000	18.3	>6.0	161.0
68291	1305	5700	----	>10000	10.80	>10000	14.0	>6.0	154.1
68292	3113	2400	----	>10000	4.60	>10000	6.60	>6.0	98.3
68293	2080	5600	----	>10000	5.90	>10000	6.30	>6.0	150.7
68294	430	131	----	200	----	720	----	3.3	----
68295	725	520	----	165	----	4400	----	>6.0	20.5
68296	1862	3300	----	>10000	2.60	>10000	4.80	>6.0	106.2
68297	2423	4500	----	>10000	3.40	>10000	4.70	>6.0	113.0
68298	4180	6800	----	>10000	6.60	>10000	8.30	>6.0	226.0
68299	5462	9400	----	>10000	7.70	>10000	9.60	>6.0	229.5
68300	3862	>10000	1.87	1200	----	2200	----	>6.0	705.5
68301	743	550	----	6000	----	9300	----	>6.0	26.7
68302	191	127	----	1300	----	1600	----	>6.0	6.2

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Rock
DskFile: 598-E53570
DateIn: November 10, 2005
DateOut: November 16, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
67806	5	74	-----	820	-----	6400	-----	0.2	-----
67807	5	66	-----	24	-----	3800	-----	0.2	-----
67808	5	34	-----	13	-----	2400	-----	0.2	-----
67809	5	21	-----	8	-----	2600	-----	0.2	-----
67810	5	9	-----	3	-----	810	-----	0.2	-----
67811	5	9	-----	1	-----	1300	-----	0.2	-----
67812	5	13	-----	3	-----	270	-----	0.2	-----
67866	5	280	-----	1300	-----	2200	-----	>6.0	6.16
67902	28	23	-----	88	-----	340	-----	0.5	-----
67903	43	51	-----	260	-----	>10000	2.13	1.4	-----
67904	5	31	-----	250	-----	380	-----	0.7	-----
67905	19	26	-----	540	-----	800	-----	0.8	-----
67906	37	200	-----	3800	-----	4200	-----	4.0	-----
67907	22	178	-----	490	-----	4100	-----	1.0	-----
67908	5	600	-----	2000	-----	2700	-----	2.8	-----
67909	5	430	-----	5200	-----	6000	-----	3.3	-----
67910	5	440	-----	>10000	1.14	6400	-----	5.6	-----
67911	17	82	-----	2300	-----	2300	-----	1.3	-----
67912	5	260	-----	3100	-----	4700	-----	4.3	-----
67913	38	1500	-----	660	-----	5600	-----	4.1	-----
67914	5	870	-----	1700	-----	8100	-----	5.1	-----
67915	5	19	-----	500	-----	1040	-----	1.0	-----
67916	5	10	-----	5100	-----	7900	-----	>6.0	10.3
67917	5	4	-----	510	-----	870	-----	1.0	-----
67918	5	4	-----	46	-----	2300	-----	0.2	-----
67919	40	151	-----	620	-----	7800	-----	1.7	-----
67920	42	260	-----	240	-----	4600	-----	1.9	-----
67921	5	43	-----	16	-----	42	-----	0.5	-----
67922	27	2900	-----	9	-----	183	-----	>6.0	9.93
67923	5	29	-----	6	-----	36	-----	0.2	-----
67924	5	7	-----	13	-----	99	-----	0.2	-----
67925	31	460	-----	1900	-----	6800	-----	5.2	-----
67926	366	9100	-----	9300	-----	>10000	8.00	>6.0	37.3
67927	27	55	-----	202	-----	430	-----	0.6	-----
67928	51	112	-----	390	-----	630	-----	1.6	-----
67929	77	1700	-----	9100	-----	>10000	1.43	>6.0	22.9
67930	75	2300	-----	6000	-----	>10000	1.22	>6.0	17.1
67931	41	220	-----	1200	-----	700	-----	3.9	
67932	45	210	-----	2800	-----	3100	-----	2.1	-----
67933	36	2300	-----	>10000	1.77	>10000	1.70	>6.0	18.2
67934	36	580	-----	2900	-----	2700	-----	4.0	-----
67935	5	9	-----	30	-----	32	-----	0.2	-----
67936	42	30	-----	36	-----	31	-----	0.6	-----
67937	5	64	-----	10	-----	66	-----	0.2	-----
67938	5	57	-----	2	-----	92	-----	0.2	-----
67939	5	65	-----	22	-----	89	-----	0.2	-----
67940	5	76	-----	5	-----	101	-----	0.2	-----
67941	5	37	-----	17	-----	66	-----	0.2	-----
67942	5	5	-----	6	-----	111	-----	0.2	-----
67943	5	7	-----	6	-----	88	-----	0.2	-----
67944	5	7	-----	4	-----	13	-----	0.2	-----
67945	5	14	-----	11	-----	78	-----	0.2	-----
67946	5	15	-----	34	-----	92	-----	0.2	-----
67947	5	15	-----	18	-----	107	-----	0.2	-----
67948	5	40	-----	46	-----	100	-----	0.2	-----
67949	48	65	-----	122	-----	720	-----	1.0	-----
67950	17	36	-----	460	-----	300	-----	1.8	-----
67951	5	6	-----	7	-----	290	-----	0.2	-----
67952	5	62	-----	42	-----	3700	-----	1.2	-----
67953	876	2300	-----	>10000	1.83	>10000	3.20	>6.0	50.0
67954	125	1700	-----	9800	-----	>10000	1.42	>6.0	25.3
67955	35	440	-----	1800	-----	6400	-----	4.1	-----
67956	55	560	-----	5300	-----	5400	-----	>6.0	8.56
67957	68	450	-----	2600	-----	6600	-----	>6.0	8.90
67958	115	310	-----	3200	-----	6100	-----	>6.0	6.51
67959	78	590	-----	6900	-----	7800	-----	>6.0	18.5
67960	83	450	-----	3000	-----	6400	-----	>6.0	9.93
67961	42	114	-----	990	-----	1900	-----	3.2	-----
67962	29	189	-----	750	-----	1400	-----	2.0	-----
67963	15	144	-----	55	-----	290	-----	0.6	-----
67964	194	1700	-----	9400	-----	>10000	1.32	>6.0	18.2
67965	28	130	-----	1600	-----	3400	-----	3.3	-----
67966	21	119	-----	700	-----	1800	-----	1.8	-----
67967	39	200	-----	2100	-----	3900	-----	4.0	-----
67968	5	86	-----	520	-----	4400	-----	1.6	-----
67969	129	430	-----	7400	-----	>10000	1.11	>6.0	21.2
67970	173	310	-----	4000	-----	3500	-----	>6.0	7.19
67971	26	184	-----	200	-----	720	-----	1.4	-----
67972	38	2600	-----	68	-----	93	-----	1.2	-----
67973	250	>10000	1.64	220	-----	5800	-----	4.9	-----
67974	36	2300	-----	54	-----	172	-----	0.9	-----
67975	61	7600	-----	81	-----	240	-----	1.2	-----
67976	5	1700	-----	144	-----	2900	-----	1.3	-----
67977	5	103	-----	11	-----	55	-----	0.2	-----

67978	24	54	----	340	----	620	----	1.7	----
67979	104	67	----	640	----	2900	----	2.4	----
67980	31	42	----	280	----	470	----	1.4	----
67981	36	15	----	185	----	141	----	1.6	----
67982	263	37	----	580	----	2300	----	>6.0	7.53
67983	17	43	----	230	----	720	----	1.4	----
67984	30	46	----	540	----	890	----	1.5	----
67985	52	270	----	3700	----	4400	----	>6.0	7.53
67986	30	112	----	410	----	1600	----	1.2	----
67987	15	71	----	95	----	320	----	0.4	----
67988	23	48	----	270	----	820	----	0.7	----
67989	37	55	----	390	----	2000	----	1.1	----
67990	104	105	----	2700	----	6000	----	2.7	----
67991	5	390	----	73	----	200	----	0.7	----
67992	46	1300	----	75	----	77	----	1.9	----
67993	355	6800	----	39	----	94	----	4.7	----
67994	38	1060	----	55	----	50	----	1.8	----
67995	5	330	----	29	----	53	----	0.7	----
67996	5	55	----	8	----	101	----	0.2	----
67997	5	6	----	1	----	27	----	0.2	----
67998	5	27	----	3	----	37	----	0.2	----
67999	23	1700	----	10	----	29	----	0.6	----
68000	5	184	----	4	----	33	----	0.2	----
68051	5	97	----	3	----	35	----	0.2	----
68052	5	770	----	21	----	155	----	0.4	----
68053	5	47	----	11	----	36	----	0.2	----
68054	5	200	----	280	----	3900	----	0.6	----
68055	5	380	----	630	----	2100	----	1.1	----
68056	20	400	----	250	----	1800	----	0.9	----
68057	5	230	----	210	----	620	----	1.1	----
68058	5	36	----	64	----	1040	----	1.0	----
68059	35	510	----	690	----	1900	----	1.3	----
68060	5	53	----	146	----	660	----	0.4	----
68061	5	57	----	83	----	2300	----	0.2	----
68062	5	50	----	72	----	460	----	0.2	----
68063	5	340	----	2600	----	3000	----	1.2	----
68064	5	18	----	42	----	161	----	0.2	----
68065	5	2	----	4	----	52	----	0.2	----
68066	5	58	----	81	----	350	----	0.2	----
68067	127	108	----	780	----	137	----	2.5	----
68068	53	220	----	2500	----	1100	----	2.5	----
68069	82	350	----	740	----	870	----	1.8	----
68070	26	200	----	750	----	1800	----	1.1	----
68071	39	380	----	1100	----	2100	----	1.2	----
68072	17	200	----	210	----	780	----	0.6	----
68073	57	1500	----	1300	----	3600	----	2.9	----
68074	37	260	----	1400	----	2100	----	1.2	----
68075	51	191	----	1500	----	1800	----	0.6	----
68076	5	40	----	320	----	460	----	0.3	----
68077	69	72	----	4700	----	7800	----	1.4	----
68078	5	18	----	240	----	370	----	0.2	----
68079	5	240	----	330	----	1000	----	1.4	----
68080	27	410	----	50	----	270	----	0.4	----
68081	52	1040	----	12	----	45	----	0.5	----
68082	5	25	----	9	----	15	----	0.2	----
68083	5	84	----	8	----	24	----	0.2	----
68084	5	17	----	12	----	11	----	0.2	----
68085	5	220	----	8	----	22	----	0.2	----
68086	5	300	----	8	----	38	----	0.2	----
68087	24	350	----	12	----	53	----	0.4	----
68088	5	131	----	14	----	210	----	0.2	----
68089	5	174	----	1200	----	3700	----	0.4	----
68090	5	207	----	3000	----	5100	----	1.3	----
68091	5	114	----	1500	----	3000	----	0.6	----
68092	5	55	----	77	----	2500	----	0.2	----
68093	5	34	----	54	----	490	----	0.2	----
68094	5	6	----	35	----	44	----	0.2	----
68095	5	3	----	15	----	156	----	0.2	----
68096	5	16	----	230	----	136	----	0.3	----
68097	5	10	----	320	----	130	----	0.2	----
68098	5	97	----	350	----	640	----	2.3	----
68099	75	240	----	>10000	9.10	>10000	6.90	>6.0	274.0
68100	5	58	----	1900	----	2400	----	5.5	----
68251	48	110	----	650	----	710	----	2.9	----
68252	179	2100	----	9800	----	>10000	1.52	>6.0	37.3
68253	53	210	----	1200	----	2300	----	4.0	----
68254	38	16	----	66	----	51	----	0.6	----
68255	231	21	----	52	----	58	----	5.6	----
68256	46	24	----	111	----	240	----	2.5	----
68257	54	17	----	169	----	104	----	1.0	----
68258	29	16	----	350	----	95	----	0.8	----
68259	18	19	----	970	----	400	----	0.6	----
68260	41	67	----	2600	----	2600	----	1.9	----
68261	39	1700	----	>10000	1.02	9800	----	5.1	----
68262	33	6800	----	>10000	2.90	>10000	3.80	>6.0	17.8
68263	107	135	----	2100	----	2700	----	5.2	----
68264	160	75	----	840	----	1300	----	2.7	----
68265	87	28	----	270	----	450	----	1.8	----
68266	216	54	----	1800	----	5900	----	>6.0	7.19
68267	66	19	----	113	----	144	----	1.1	----
68268	190	49	----	200	----	680	----	3.3	----
68269	86	45	----	1500	----	1400	----	4.5	----
68270	133	71	----	560	----	470	----	>6.0	6.16
68271	103	37	----	178	----	230	----	5.6	----
68272	130	390	----	>10000	1.30	>10000	1.20	>6.0	22.9
68273	105	87	----	2300	----	3500	----	>6.0	7.53
68274	87	146	----	3500	----	3600	----	>6.0	6.16
68275	95	730	----	4900	----	6200	----	>6.0	7.53
68276	57	520	----	3400	----	3800	----	4.2	----
68303	5	12	----	26	----	600	----	0.2	----

68304	5	13	------	16	------	1500	------	0.2	------
68305	5	12	------	12	------	830	------	0.2	------
68306	5	16	------	11	------	770	------	0.2	------
68307	5	10	------	23	------	540	------	0.2	------
68308	5	10	------	4	------	1400	------	0.2	------
68309	5	9	------	3	------	580	------	0.2	------
68310	5	10	------	3	------	230	------	0.2	------
68311	5	18	------	25	------	210	------	0.6	------
68312	5	29	------	25	------	27	------	0.2	------
68313	22	47	------	27	------	29	------	0.6	------
68314	5	11	------	1	------	30	------	0.2	------
68317	5	43	------	50	------	29	------	0.8	------
68318	5	44	------	17	------	73	------	0.8	------
68319	5	21	------	16	------	79	------	0.4	------
68320	5	18	------	12	------	82	------	0.5	------

Au Fire Assay Certificate

Client:	Messina Minerals Inc.	Eastern Analytical Limited
Geologist:	Peter Tallman	P.O. Box 187
Project:	Central Nfld	403 Little Bay Road
Sample:	Rock Pulps	Springdale, Nfld
DskFile:	598-E53591	A0J 1T0
DateIn:	November 10, 2005	Phone: 709-673-3909
DateOut:	November 17, 2005	Fax: 709-673-3408
		Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb
68284	10490
68285	10380
68288	10918

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central Nfld
Sample: Rock

DskFile 598-E53592

DateIn: November 16, 2005
DateOut: November 18, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
68327	330	1010	-----	2400	-----	3100	-----	>6.0	17.8
68328	2950	6300	-----	>10000	5.70	>10000	6.10	>6.0	198.6
68329	4850	9700	-----	>10000	6.20	>10000	8.30	>6.0	304.8
68330	6548	6400	-----	>10000	7.60	>10000	11.1	>6.0	349.3
68331	773	2500	-----	>10000	1.59	>10000	1.73	>6.0	56.2
68332	1691	5700	-----	>10000	3.90	>10000	13.9	>6.0	154.1
68333	1674	>10000	1.31	>10000	3.00	>10000	15.3	>6.0	157.5
68334	3001	7100	-----	>10000	4.40	>10000	10.9	>6.0	236.3
68335	4299	>10000	1.33	>10000	6.70	>10000	5.50	>6.0	297.9
68336	1120	2400	-----	8800	-----	>10000	1.04	>6.0	61.0
68337	271	300	-----	1300	-----	3000	-----	>6.0	8.56
68338	954	3600	-----	>10000	2.41	>10000	7.40	>6.0	68.5
68339	1342	4500	-----	>10000	6.30	>10000	17.1	>6.0	171.2
68340	1451	4100	-----	>10000	2.07	>10000	5.30	>6.0	49.0
68341	1673	3500	-----	>10000	6.10	>10000	25.2	>6.0	195.2
68342	1092	3400	-----	>10000	7.20	>10000	23.3	>6.0	181.5
68343	780	5100	-----	>10000	3.50	>10000	7.60	>6.0	61.0
68344	972	4200	-----	>10000	12.0	>10000	25.3	>6.0	198.6
68345	2823	6700	-----	>10000	6.30	>10000	8.90	>6.0	6.16
68346	376	360	-----	2100	-----	3700	-----	>6.0	373.3

Au Fire Assay/Geochem Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Rock
DskFile: 598-E53633
DateIn: November 22, 2005
DateOut: November 24, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
68356	24	9	43	—	35	—	0.9	—
68357	40	101	430	—	530	—	2.1	—
68358	676	2600	>10000	1.86	>10000	3.30	>6.0	45.5
68359	2532	3900	>10000	7.90	>10000	15.2	>6.0	171.2
68360	1059	3300	>10000	3.60	>10000	9.00	>6.0	81.2
68361	1231	6600	>10000	3.60	>10000	14.8	>6.0	100.0
68362	1299	5700	>10000	6.20	>10000	24.6	>6.0	157.5
68363	78	151	310	—	1500	—	1.6	—

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: 598-E53658

DateIn: November 27, 2005
DateOut: November 30, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
68376	98	69	-------	340	-------	550	-------	2.5	-------
68377	1663	2200	-------	>10000	2.23	>10000	2.54	>6.0	73.3
68378	3578	4100	-------	>10000	3.10	>10000	4.10	>6.0	171.2
68379	3990	6000	-------	>10000	5.20	>10000	6.00	>6.0	277.4
68380	7598	9600	-------	>10000	9.00	>10000	10.0	>6.0	369.9
68381	7558	7500	-------	>10000	8.20	>10000	7.40	>6.0	373.3
68382	957	910	-------	3400	-------	7100	-------	>6.0	21.9
68383	1300	1800	-------	>10000	1.76	>10000	1.79	>6.0	62.3
68384	1905	4500	-------	>10000	8.90	>10000	18.7	>6.0	277.4
68385	3999	4100	-------	>10000	3.80	>10000	4.30	>6.0	229.5
68386	4147	5900	-------	>10000	6.10	>10000	9.10	>6.0	274.0
68387	1358	2600	-------	>10000	1.64	>10000	2.25	>6.0	76.0
68388	272	163	-------	750	-------	840	-------	>6.0	6.16
68389	164	37	-------	136	-------	100	-------	2.9	-------
68390	5	11	-------	36	-------	143	-------	0.4	-------
68391	70	11	-------	45	-------	270	-------	0.9	-------
68392	5	8	-------	23	-------	109	-------	0.6	-------
68393	16	7	-------	30	-------	62	-------	0.7	-------
68394	5	4	-------	16	-------	135	-------	0.4	-------
68395	2073	2600	-------	>10000	1.91	>10000	2.24	>6.0	119.9
68400	918	930	-------	5500	-------	7800	-------	>6.0	36.3
68401	1521	3900	-------	>10000	1.79	>10000	2.27	>6.0	100.0
68402	1030	>10000	2.80	>10000	17.4	>10000	18.9	>6.0	452.1
68403	885	2300	-------	>10000	1.66	>10000	2.90	>6.0	75.3
68404	783	1600	-------	8200	-------	>10000	1.20	>6.0	52.4
68405	256	440	-------	2200	-------	5100	-------	>6.0	10.3
68406	995	5900	-------	>10000	2.59	>10000	9.90	>6.0	68.8
68407	862	4200	-------	>10000	2.80	>10000	9.20	>6.0	81.5
68408	285	210	-------	1500	-------	1800	-------	>6.0	7.53
68409	1066	3800	-------	>10000	2.70	>10000	10.6	>6.0	86.0
68410	173	26	-------	320	-------	750	-------	3.5	-------
68411	66	22	-------	98	-------	250	-------	1.4	-------
68412	57	18	-------	81	-------	450	-------	1.5	-------
68413	201	91	-------	1900	-------	3900	-------	>6.0	13.7
68414	636	450	-------	1500	-------	1700	-------	>6.0	15.4
68415	1113	7200	-------	>10000	3.10	>10000	17.1	>6.0	126.7
68416	278	500	-------	1900	-------	9700	-------	>6.0	9.93
68417	720	2200	-------	>10000	1.13	>10000	2.45	>6.0	43.2
68418	1820	3000	-------	>10000	7.30	>10000	13.4	>6.0	188.4
68419	263	230	-------	4900	-------	7100	-------	>6.0	13.7

Au Fire Assay/Geochem Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core
DskFile: 598-E53659
DateIn: November 27, 2005
DateOut: November 30, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Ag ppm
68347	5	300	103	230	0.5
68348	5	27	71	118	0.6
68349	5	12	23	43	0.4
68350	5	10	23	62	0.4
68351	5	10	16	53	0.3
68352	5	7	5	19	0.3
68353	5	8	4	58	0.2
68354	5	42	13	45	0.2
68355	5	26	14	81	0.3
68364	5	14	78	270	0.3
68365	5	11	9	114	0.2
68366	5	9	19	54	0.6
68367	5	11	30	77	0.4
68368	5	11	39	94	0.9
68420	5	19	10	47	0.2
68421	32	27	28	23	0.4
68422	5	7	9	26	0.2
68423	5	13	13	27	0.2
68424	117	56	46	53	1.0
68425	5	8	9	39	0.2
68426	44	27	37	34	0.7
68427	5	82	25	80	0.3
68428	5	43	24	48	0.2
68429	5	6	3	111	0.2
68430	5	17	20	137	0.2
68431	5	3	1	135	0.2

Au Fire Assay/Geochem/Assay Analysis Certificate

Client	Messina Minerals Inc.
Geologist:	G. Squires
Project:	Cental NFLD
Sample:	Core
DskFile	598-E53693
DateIn:	December 01, 2005
DateOut:	December 05, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
68321	5	20	------	111	------	39	------	0.8	------
68322	5	8	------	1	------	14	------	0.2	------
68323	5	13	------	9	------	63	------	0.2	------
68324	5	6	------	1	------	13	------	0.2	------
68325	5	6	------	1	------	44	------	0.2	------
68326	5	5	------	1	------	2	------	0.2	------
68369	5	3	------	9	------	24	------	0.2	------
68370	5	65	------	21	------	260	------	0.5	------
68371	5	15	------	2	------	34	------	0.2	------
68372	5	28	------	1700	------	650	------	5.8	------
68373	5	14	------	960	------	740	------	2.6	------
68374	5	24	------	6	------	35	------	0.2	------
68375	5	71	------	44	------	61	------	0.2	------
68396	5	78	------	54	------	167	------	0.3	------
68397	5	24	------	46	------	65	------	0.4	------
68398	5	7	------	30	------	82	------	0.2	------
68399	5	182	------	51	------	1800	------	0.9	------
68432	18	31	------	41	------	32	------	1.0	------
68433	355	580	------	790	------	430	------	>6.0	13.4
68434	34	106	------	480	------	2700	------	4.9	------
68435	33	25	------	94	------	740	------	1.6	------
68436	66	157	------	240	------	5700	------	3.5	------
68437	52	112	------	880	------	4300	------	4.3	------
68438	31	38	------	290	------	700	------	1.8	------
68439	447	520	------	2600	------	2500	------	>6.0	17.8
68440	12305	>10000	1.20	>10000	7.30	>10000	7.00	>6.0	349.3
68441	713	980	------	7100	------	>10000	1.19	>6.0	38.4
68442	2165	3000	------	>10000	2.60	>10000	2.22	>6.0	137.0
68443	180	71	------	1700	------	3000	------	>6.0	8.56
68444	477	360	------	>10000	1.56	>10000	1.98	>6.0	44.2
68445	1039	270	------	6200	------	>10000	1.16	>6.0	29.5
68446	1195	2700	------	>10000	2.22	>10000	3.10	>6.0	120.0
68447	499	270	------	4500	------	7600	------	>6.0	26.4
68448	923	230	------	>10000	4.60	>10000	5.90	>6.0	181.5
68449	1841	3700	------	>10000	14.5	>10000	18.6	>6.0	616.4
68450	2210	3500	------	>10000	2.05	>10000	2.70	>6.0	123.3
68451	743	480	------	1200	------	2300	------	>6.0	16.4

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central Nfld
Sample: Core

DskFile: 598-E53731

DateIn: December 09, 2005
DateOut: December 13, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
68452	197	95	-----	280	-----	960	-----	4.6	-----
68453	189	6300	-----	>10000	4.50	>10000	5.60	>6.0	215.8
68454	53	28	-----	146	-----	220	-----	2.1	-----
68481	320	680	-----	3100	-----	9800	-----	>6.0	17.1
68482	475	860	-----	1200	-----	>10000	3.40	>6.0	17.1
68483	99	123	-----	2400	-----	4600	-----	4.5	-----
68484	126	30	-----	111	-----	220	-----	>6.0	6.16
68485	137	55	-----	2500	-----	3500	-----	>6.0	10.3
68486	5	26	-----	14	-----	41	-----	0.4	-----
68487	38	37	-----	37	-----	40	-----	0.6	-----
68488	21	29	-----	18	-----	50	-----	0.6	-----
68489	136	20	-----	46	-----	23	-----	1.3	-----
68490	61	43	-----	28	-----	45	-----	1.1	-----
68491	37	13	-----	21	-----	42	-----	0.9	-----
68492	5	12	-----	21	-----	70	-----	0.2	-----
68493	5	12	-----	13	-----	77	-----	0.2	-----
68494	24	16	-----	11	-----	50	-----	0.6	-----
68495	186	60	-----	82	-----	220	-----	2.4	-----
68496	457	121	-----	194	-----	680	-----	4.7	-----
68497	299	173	-----	350	-----	450	-----	>6.0	6.85
68498	2590	2500	-----	>10000	1.66	>10000	2.23	>6.0	87.7
68499	89	30	-----	72	-----	128	-----	1.7	-----
68500	169	102	-----	179	-----	350	-----	3.4	-----
68501	2185	3200	-----	>10000	1.84	>10000	2.23	>6.0	143.8
68502	3830	>10000	1.06	>10000	5.00	>10000	5.30	>6.0	297.9
68503	857	1800	-----	700	-----	680	-----	>6.0	22.6
68504	132	44	-----	46	-----	220	-----	1.8	-----
68505	434	1600	-----	7900	-----	6000	-----	>6.0	51.7
68506	4592	6400	-----	>10000	4.60	>10000	4.90	>6.0	308.2
68507	596	490	-----	2500	-----	3200	-----	>6.0	21.9
68508	5	26	-----	88	-----	148	-----	1.3	-----

Au Fire Assay/Geochem/Assay Certificate

Client: Messina Mineras Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Core

DskFile: E42196

DateIn: November 23, 2004
DateOut: December 03 2004

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone. 709-673-3909
Fax 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
53651	45	158	-----	56	-----	500	-----	0.2	-----
53652	5	19	-----	43	-----	2400	-----	0.2	-----
53653	21	580	-----	50	-----	2100	-----	0.2	-----
53654	53	2100	-----	82	-----	6400	-----	0.6	-----
53655	31	141	-----	59	-----	2000	-----	0.2	-----
53656	38	77	-----	61	-----	1200	-----	0.2	-----
53657	46	37	-----	94	-----	1200	-----	0.6	-----
53658	20	19	-----	50	-----	1700	-----	0.2	-----
53659	27	24	-----	49	-----	1300	-----	0.2	-----
53660	41	160	-----	76	-----	7100	-----	0.4	-----
53661	253	800	-----	5400	-----	>10000	3.20	5.4	-----
53662	140	260	-----	>10000	1.40	>10000	2.56	>6.0	7.53
53663	108	3500	-----	>10000	1.00	>10000	3.10	>6.0	8.56
53664	55	230	-----	126	-----	>10000	1.00	0.8	-----
53665	5	15	-----	61	-----	80	-----	0.2	-----
53666	670	97	-----	22	-----	130	-----	0.4	-----
53667	98	3600	-----	27	-----	160	-----	1.1	-----
53668	5	230	-----	30	-----	210	-----	0.3	-----
53669	53	730	-----	59	-----	4400	-----	0.5	-----
53670	60	71	-----	100	-----	1700	-----	0.2	-----
53671	103	1200	-----	96	-----	210	-----	0.2	-----
53672	101	1500	-----	162	-----	270	-----	0.4	-----
53673	82	1300	-----	770	-----	1600	-----	1.4	-----
53674	64	1000	-----	75	-----	160	-----	0.9	-----
53675	5	18	-----	38	-----	130	-----	0.2	-----
53676	5	123	-----	240	-----	1800	-----	0.9	-----
53677	5	230	-----	50	-----	6700	-----	0.2	-----
53678	81	310	-----	650	-----	7400	-----	1.7	-----
53679	52	1300	-----	220	-----	>10000	2.46	1.9	-----
53680	25	790	-----	300	-----	>10000	1.67	2.7	-----
53681	92	3100	-----	360	-----	>10000	2.27	5.4	-----
53682	30	5900	-----	177	-----	>10000	1.25	1.0	-----
53683	45	320	-----	380	-----	>10000	1.76	2.6	-----
53684	48	960	-----	1400	-----	>10000	2.11	3.5	-----
53685	218	6000	-----	220	-----	>10000	7.50	>6.0	9.25
53686	5	11	-----	32	-----	310	-----	0.2	-----
53687	327	3000	-----	8000	-----	>10000	2.25	>6.0	37.0
53688	41	210	-----	1400	-----	8000	-----	3.6	-----
53689	743	1500	-----	4600	-----	9700	-----	>6.0	29.8
53690	5	10	-----	71	-----	170	-----	0.9	-----
53691	5	260	-----	76	-----	660	-----	0.5	-----
53692	137	370	-----	171	-----	3900	-----	1.2	-----
53693	5	210	-----	350	-----	6900	-----	0.9	-----
53694	5	50	-----	116	-----	610	-----	0.6	-----
53695	5	108	-----	97	-----	3400	-----	0.6	-----
53696	5	250	-----	32	-----	6200	-----	0.2	-----
53697	5	90	-----	201	-----	3400	-----	0.6	-----
53698	5	117	-----	62	-----	2700	-----	0.2	-----
53699	48	4300	-----	400	-----	>10000	2.25	2.6	-----
53700	5	460	-----	190	-----	9800	-----	0.6	-----
53701	5	660	-----	250	-----	4400	-----	0.6	-----
53702	5	59	-----	83	-----	670	-----	0.2	-----
53703	5	37	-----	1200	-----	1000	-----	0.7	-----
53704	5	212	-----	1400	-----	2000	-----	0.6	-----
53705	5	78	-----	610	-----	980	-----	0.2	-----
53706	33	420	-----	230	-----	7700	-----	0.2	-----
53707	31	540	-----	790	-----	7200	-----	1.1	-----
53708	29	174	-----	1000	-----	1300	-----	0.8	-----
53709	50	330	-----	1700	-----	7200	-----	2.0	-----
53710	240	400	-----	790	-----	3200	-----	1.5	-----
53711	23	730	-----	2600	-----	9200	-----	3.2	-----
53712	5	23	-----	620	-----	1400	-----	0.2	-----
53713	31	212	-----	2500	-----	4500	-----	1.2	-----
53714	5	170	-----	660	-----	1600	-----	1.7	-----
53715	5	15	-----	43	-----	160	-----	0.2	-----
53716	97	430	-----	2000	-----	7400	-----	1.9	-----
53717	5	108	-----	510	-----	1500	-----	1.0	-----
53718	29	218	-----	440	-----	2300	-----	1.9	-----
53719	5	950	-----	188	-----	9300	-----	1.2	-----
53720	5	91	-----	58	-----	110	-----	0.2	-----
53721	87	16	-----	92	-----	190	-----	0.4	-----
53722	44	40	-----	147	-----	5400	-----	1.5	-----
53723	189	460	-----	163	-----	5500	-----	1.4	-----
53724	5	440	-----	570	-----	6000	-----	1.1	-----
53725	5	520	-----	57	-----	1000	-----	0.7	-----
53726	5	49	-----	11	-----	650	-----	0.2	-----
53727	68	420	-----	320	-----	>10000	1.39	1.4	-----
53728	48	840	-----	410	-----	>10000	1.57	2.0	-----
53729	5	150	-----	47	-----	2100	-----	0.2	-----
53730	5	60	-----	37	-----	1600	-----	0.2	-----
53731	5	330	-----	38	-----	5600	-----	0.4	-----
53732	31	149	-----	61	-----	6500	-----	0.4	-----
53733	5	64	-----	47	-----	2500	-----	0.2	-----
53734	5	120	-----	51	-----	1700	-----	0.2	-----

53735	5	80	------	69	------	1700	------	0.2	------	
53736	5	200	------	106	------	2600	------	0.7	------	
53737	102	1800	------	570	------	>10000	1.78	4.6	------	
53738	171	2100	------	1030	------	9500	------	5.3	------	
53739	5	790	------	94	------	2100	------	1.2	------	
53740	5	195	------	156	------	5800	------	2.2	------	
53741	37	1400	------	161	------	>10000	1.11	5.5	------	
53742	35	156	------	103	------	2900	------	2.9	------	
53743	414	2100	------	480	------	4400	------	>6.0	23.3	
53744	637	4300	------	300	------	1600	------	>6.0	31.2	
53745	31	230	------	66	------	390	------	2.8	------	
53746	5	67	------	165	------	640	------	1.8	------	
53747	17	410	------	340	------	1800	------	2.2	------	
53748	5	69	------	210	------	1300	------	0.7	------	
53749	5	159	------	250	------	670	------	0.7	------	
53750	44	740	------	1400	------	1900	------	4.1	------	
60251	72	29	------	320	------	640	------	0.5	------	
60252	26	31	------	174	------	370	------	0.8	------	
60253	69	24	------	138	------	310	------	1.3	------	
60254	56	39	------	177	------	630	------	1.2	------	
60255	5	13	------	32	------	230	------	0.3	------	
60256	5	14	------	47	------	50	------	3.2	------	
60257	5	5	------	23	------	194	------	0.2	------	
60258	5	11	------	64	------	190	------	0.3	------	
60259	5	10	------	62	------	213	------	0.2	------	
60260	5	24	------	51	------	178	------	0.3	------	
60261	5	10	------	129	------	260	------	0.4	------	
60262	5	14	------	150	------	270	------	0.4	------	
60263	5	12	------	52	------	200	------	0.4	------	
60264	5	33	------	39	------	105	------	0.4	------	
60265	5	22	------	44	------	158	------	0.3	------	
60266	5	11	------	36	------	82	------	0.2	------	
60267	5	17	------	68	------	96	------	0.4	------	
60268	5	15	------	26	------	51	------	0.6	------	
60269	173	410	------	1700	------	3200	------	>6.0	10.3	
60270	2646	1300	------	6900	------	>10000	1.17	>6.0	88.0	
60271	423	28	------	105	------	590	------	>6.0	14.7	
60272	68	7	------	41	------	250	------	1.3	------	
60273	5	4	------	3	------	95	------	0.2	------	
60274	5	700	------	93	------	600	------	0.2	------	
60275	5	1300	------	48	------	390	------	0.5	------	
60276	5	260	------	6	------	202	------	0.2	------	
60277	5	340	------	3	------	440	------	0.2	------	
60278	5	7	------	2	------	230	------	0.2	------	
60279	5	220	------	22	------	380	------	0.2	------	
60280	182	>10000	2.64	158	------	790	------	>6.0	11.0	
60281	87	620	------	99	------	330	------	1.3	------	
60282	108	590	------	74	------	360	------	2.3	------	
60283	5	17	------	3	------	206	------	0.2	------	
60284	73	490	------	68	------	169	------	2.0	------	
60285	29	270	------	26	------	58	------	0.4	------	
60286	71	770	------	58	------	105	------	1.1	------	
60287	112	1400	------	50	------	94	------	1.3	------	
60288	5	20	------	4	------	55	------	0.2	------	
60289	27	102	------	1	------	1050	------	0.2	------	
60290	23	220	------	6	------	1500	------	0.2	------	
60291	5	203	------	5	------	2600	------	0.2	------	
60292	5	167	------	6	------	1800	------	0.3	------	
60293	5	15	------	7	------	118	------	0.2	------	
60294	5	7	------	3	------	34	------	0.2	------	
60295	5	67	------	7	------	47	------	0.2	------	
60296	5	28	------	1	------	123	------	0.2	------	
60297	5	13	------	16	------	216	------	0.2	------	
60298	5	7	------	2	------	63	------	0.2	------	
60299	5	6	------	2	------	42	------	0.2	------	
60300	5	50	------	19	------	40	------	0.2	------	
60301	5	7	------	4	------	45	------	0.2	------	
60302	5	9	------	2	------	39	------	0.2	------	
60303	5	12	------	1	------	56	------	0.2	------	
60304	5	20	------	2	------	66	------	0.2	------	
60305	5	11	------	8	------	40	------	0.2	------	
60306	105	250	------	35	------	187	------	2.6	------	
60307	265	2400	------	113	------	830	------	>6.0	9.59	
60308	205	144	------	155	------	480	------	5.1	------	
60309	5	70	------	159	------	340	------	3.9	------	
60310	192	600	------	1600	------	3800	------	>6.0	15.4	
60311	5	290	------	72	------	2800	------	1.0	------	
60312	36	140	------	189	------	2000	------	2.8	------	
60313	5	35	------	90	------	270	------	0.8	------	
60314	37	14	------	27	------	380	------	0.6	------	
60315	49	14	------	25	------	880	------	0.6	------	
60316	28	21	------	85	------	1100	------	0.8	------	
60317	68	38	------	1800	------	3900	------	3.5	------	
60318	28	47	------	250	------	880	------	1.6	------	
60319	113	790	------	2100	------	8900	------	>6.0	7.53	
60320	274	2600	------	400	------	>10000	3.00	>6.0	7.53	
60321	100	2300	------	1500	------	6100	------	5.3	------	
60322	5	70	------	5	------	110	------	0.2	------	
60323	43	63	------	8	------	107	------	0.2	------	
60324	68	11	------	27	------	380	------	0.2	------	
60325	5	10	------	6	------	166	------	0.2	------	
60326	5	152	------	7	------	179	------	0.2	------	

Assay Certificate

Client: Messina Minerals Inc.
Geologist: Dennis Rowsell
Project: Tulks South
Sample: Soil

DskFile: E42222

DateIn: November 19, 2004
DateOut: December 02, 2004

Eastern Analytical Limited
P.O. Box 187,
Little Bay Road,
Springdale, Nfld
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Ag g/t
L24E 3075N	14.7

Au Fire Assay/Geochem/Assay Certificate

Client:	Messina Minerals Inc.
Geologist:	Peter Tallman
Project:	
Sample:	Core
DskFile:	E42242
DateIn:	December 06, 2004
DateOut:	December 08, 2004

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn %	Ag g/t
60345	42	124	930	—	0.20	5.48
60346	107	340	1800	—	0.38	6.16
60347	360	1600	9700	—	1.19	30.5
60348	116	510	790	—	0.15	4.79
60349	146	420	1900	—	0.26	7.19
60350	572	840	6100	—	1.00	22.6
60351	263	890	4600	—	0.82	18.5
60352	176	640	5000	—	0.88	18.5
60353	381	1200	>10000	1.15	1.68	32.9
60354	339	960	5700	—	0.78	25.3
60355	880	2000	>10000	1.82	2.27	72.6
60356	116	193	660	—	0.09	5.14
60357	131	169	810	—	0.26	4.45
60357(DUP)	—	—	—	—	—	4.79
60358	402	340	1600	—	0.35	11.0
60359	334	125	420	—	0.06	5.14
60360	1236	1600	400	—	0.05	15.8
60361	734	770	2900	—	0.53	20.9
60361(DUP)	—	780	2800	—	—	—
60362	633	660	3300	—	1.00	26.4
60363	326	76	480	—	0.07	5.82
60364	1548	4500	>10000	1.57	4.70	77.7
60365	187	160	700	—	0.19	7.88
60366	118	52	270	—	0.05	6.16
60367	458	63	179	—	0.06	6.16
60368	258	107	350	—	0.07	5.48
60369	456	1500	6800	—	2.15	39.0
60370	85	34	95	—	0.11	4.45
60370 (DUP)	—	—	—	—	0.11	4.79

Au Fire Assay/Geochem/Assay Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project:
Sample: Core
DskFile: E42252
DateIn: December 08, 2004
DateOut: December 13, 2004

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu %	Pb %	Zn %	Ag g/t
60371	55	0.01	0.06	0.06	2.05
60372	159	0.35	0.41	1.38	18.2
60373	253	0.45	0.12	4.00	16.8
60374	438	0.75	0.13	2.90	20.5
60375	477	1.26	0.22	3.50	29.5
60376	443	0.78	0.74	5.50	45.2
60377	1134	0.71	3.20	16.9	150.7
60378	1329	0.43	1.26	13.2	51.7
60379	964	0.70	6.30	26.4	202.1
60380	1188	0.58	4.40	16.1	157.5
60381	1028	0.76	2.09	10.5	96.6
60382	881	0.64	1.58	11.7	81.5
60383	1075	1.01	1.61	7.00	70.9
60384	1130	0.59	0.71	5.00	39.7
60385	1208	0.79	1.72	13.2	67.1
60386	1080	0.42	3.00	16.4	96.2
60387	936	0.86	4.70	29.6	164.4
60388	1115	0.37	6.60	26.7	236.3
60389	1532	0.64	3.90	15.5	147.3
60390	151	0.03	0.11	1.04	5.82
60391	5	0.01	0.06	0.33	3.77
60392	5	0.01	0.44	0.60	7.19
60392 (DUP)	-----	0.02	0.44	0.59	7.53

Au Fire Assay Certificate

Client:	Messina Minerals Inc.	
Geologist:	Peter Tallman	Eastern Analytical Limited
Project:	Central NFLD	P.O. Box 187,
Sample:	Core	Little Bay Road,
		Springdale, Nfld
DskFile:	E42271	A0J 1T0
DateIn:	December 06, 2004	Phone: 709-673-3909
DateOut:	December 14, 2004	Fax: 709-673-3408
		Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb
60327	19263
60328	17530
60329	87
60330	3339
60331	14113
60332	1103
60333	5
60334	2717
60335	119
60336	5
60337	110
60338	182
60339	5
60340	5
60341	5
60342	5
60343	5
60344	5

Au Fire Assay/Geochem Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Rock

DskFile: E42294

DateIn: December 13, 2004
DateOut: December 17, 2004

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Zn %	Ag ppm	Ag g/t
60393	21	560	8400	>10000	1.89	>6.0	12.0
60394	14	156	540	9300	------	1.7	------
60395	5	8	45	175	------	0.2	------
60396	5	6	16	66	------	0.2	------
60397	5	6	17	72	------	0.2	------
60398	5	5	17	60	------	0.2	------
60399	5	10	29	67	------	0.2	------
60400	5	16	61	54	------	0.2	------
60401	5	1800	360	3100	------	2.9	------
60402	5	2000	940	>10000	1.13	3.5	------
60403	5	790	670	>10000	1.25	3.0	------
60404	5	930	330	7300	------	1.9	------
60405	5	1100	143	9800	------	1.3	------
60406	5	290	300	4800	------	1.3	------
60407	17	23	29	1050	------	0.2	------
60408	78	127	2500	3300	------	3.4	------
60409	22	121	580	7000	------	1.0	------
60410	5	23	750	1300	------	0.8	------
60411	5	16	410	380	------	0.7	------
60412	5	13	210	230	------	0.7	------
60413	5	12	166	145	------	0.9	------
60414	5	19	240	340	------	2.7	------
60415	19	13	138	230	------	1.8	------
60416	12	9	23	149	------	0.9	------
60417	5	7	9	43	------	0.6	------
60418	13	7	7	48	------	0.7	------
60419	5	6	6	42	------	1.0	------
60420	5	13	9	59	------	1.5	------
60421	18	10	8	52	------	1.5	------
60422	20	10	6	40	------	1.6	------
60423	38	13	10	57	------	2.7	------
60424	35	12	10	50	------	2.3	------
60425	31	11	7	59	------	1.9	------
60426	31	10	7	41	------	1.8	------

Au Fire Assay/Geochem Analysis/Assay Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Core

DskFile: E42300

DateIn: December 16, 2004
DateOut: December 20, 2004

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ag g/t
60427	5	52	56	350	1.0	-----
60428	5	39	29	122	0.5	-----
60429	5	20	17	88	0.4	-----
60430	5	37	15	128	0.4	-----
60431	5	38	15	186	0.6	-----
60432	5	14	12	101	0.6	-----
60433	5	9	14	64	0.5	-----
60434	5	7	7	36	0.2	-----
60435	5	8	9	75	0.2	-----
60436	5	4	8	46	0.2	-----
60437	5	6	10	62	0.2	-----
60438	5	6	7	55	0.4	-----
60439	5	46	28	24	0.6	-----
60440	33	39	35	109	1.0	-----
60441	41	41	90	300	2.3	-----
60442	211	39	56	171	>6.0	8.90
60443	745	53	99	330	>6.0	13.7
60444	144	65	450	480	>6.0	7.88
60445	62	70	540	2400	>6.0	8.22
60446	58	38	167	380	2.9	-----
60447	45	35	81	260	2.1	-----
60448	76	34	60	82	2.1	-----
60449	52	44	86	107	2.2	-----
60450	61	36	55	83	1.6	-----
60451	75	43	174	280	2.3	-----
60452	23	18	145	520	1.2	-----
60453	12	37	194	420	1.5	-----
60454	10	19	72	340	0.5	-----
60455	24	39	220	560	2.0	-----
60456	15	60	650	1300	3.6	-----
60457	28	25	220	179	1.8	-----
60458	40	39	560	1300	4.2	-----
60459	49	48	420	920	4.7	-----
60460	229	39	56	168	4.3	-----
60461	5	86	89	330	0.7	-----
60462	5	21	32	122	0.2	-----
60463	5	22	22	117	0.2	-----
60464	5	51	190	310	0.8	-----
60465	5	17	107	158	0.5	-----
60466	5	56	153	360	0.5	-----
60467	5	33	64	260	0.6	-----
60468	20	57	91	300	0.7	-----
60469	33	74	54	107	0.6	-----
60470	26	53	74	145	0.4	-----
60471	10	61	178	460	0.5	-----
60472	20	104	133	230	0.7	-----
60473	10	43	360	760	0.7	-----
60474	12	37	240	400	0.4	-----
60475	10	23	72	26	0.2	-----
60476	5	30	69	90	0.2	-----
60477	5	37	38	40	0.2	-----
60478	5	117	310	720	0.2	-----
60479	5	98	360	750	0.7	-----
60480	5	126	500	1800	0.9	-----

Au Fire Assay Certificate

Client: Messina Minerals Inc.
Geologist: Peter Tallman
Project: Central NFLD
Sample: Core-Pulps
DskFile: E42313
DateIn: December 06, 2004
DateOut: December 21, 2004

Eastern Analytical Limited
P.O. Box 187
Little Bay Road,
Springdale, Nfld
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb
60327	18277
60328	15495
60331	13102

Au Fire Assay/Geochem Analysis Certificate

Client:	Messina Minerals Inc.		
Geologist:	Gerry Squires	Eastern Analytical Limited	
Project:	Central NFLD	P.O. Box 187	
Sample:	Core	Little Bay Road	
		Springdale, NL	
DskFile:	E52433	A0J 1T0	
			Signed by:______
DateIn:	February 17, 2005	Phone: 709-673-3909	Graham Smith
DateOut:	February 22, 2005	Fax: 709-673-3408	
		Email:easternanalytical@nf.aibn.com	

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60481	5	------	------	------	------	------	------	------	------
60482	5	------	------	------	------	------	------	------	------
60483	5	------	------	------	------	------	------	------	------
60484	12	------	------	------	------	------	------	------	------
60485	5	------	------	------	------	------	------	------	------
60486	248	270	------	5200	------	7600	------	5.8	------
60487	90	110	------	127	------	250	------	1.9	------
60488	379	5100	------	>10000	2.70	>10000	12.9	>6.0	45.9
60489	544	6200	------	5400	------	>10000	9.00	>6.0	26.4
60490	1052	4500	------	>10000	1.69	>10000	6.50	>6.0	53.8
60491	975	>10000	1.05	>10000	2.90	>10000	5.40	>6.0	82.9
60492	1161	4100	------	>10000	1.75	>10000	8.00	>6.0	66.8
60493	1189	4000	------	3600	------	>10000	4.70	>6.0	32.2
60494	1205	6200	------	>10000	1.35	>10000	14.4	>6.0	69.2
60495	1742	7100	------	>10000	2.90	>10000	10.1	>6.0	150.7
60496	1601	>10000	1.58	>10000	9.90	>10000	10.9	>6.0	325.3
60497	3741	>10000	1.31	>10000	12.2	>10000	14.2	>6.0	393.8
60498	1973	6100	------	>10000	5.20	>10000	14.2	>6.0	212.3
60499	872	2000	------	>10000	1.49	>10000	2.30	>6.0	68.8
60500	5	78	------	320	------	590	------	1.8	------
60501	72	144	------	540	------	1200	------	3.3	------
60502	24	79	------	430	------	600	------	1.9	------
60503	40	109	------	280	------	660	------	1.8	------
60504	195	280	------	1200	------	1500	------	5.2	------
60505	1908	4700	------	>10000	2.90	>10000	3.60	>6.0	63.4
60506	126	330	------	1700	------	2800	------	5.4	------
60507	1845	2700	------	>10000	2.06	>10000	1.86	>6.0	58.2
60508	2418	3400	------	>10000	2.80	>10000	3.50	>6.0	78.1
60509	968	1200	------	4900	------	7800	------	>6.0	36.6
60510	1201	1300	------	4500	------	8200	------	>6.0	19.2
60511	1632	3300	------	9100	------	>10000	1.70	>6.0	157.5
60512	1293	3500	------	7100	------	>10000	10.3	>6.0	51.0
60513	102	59	------	370	------	550	------	1.9	------

Au Fire Assay/Geochem Analysis Certificate

Client: Messina Minerals
Geologist: G. Squires
Project: Central Nfld.
Sample: Core

DskFile: E52462

DateIn: February 26, 2005
DateOut: March 01, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ____________________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60514	90	42	---	590	---	710	---	2.2	---
60515	704	>10000	2.63	>10000	5.60	>10000	15.3	>6.0	202.1
60516	541	>10000	1.76	>10000	1.09	>10000	11.5	>6.0	39.7
60517	1125	4800	---	>10000	2.56	>10000	23.1	>6.0	94.5
60518	833	9200	---	>10000	5.00	>10000	32.0	>6.0	164.4
60519	954	>10000	1.92	>10000	8.40	>10000	9.0	>6.0	157.5
60520	693	>10000	1.50	>10000	15.1	>10000	15.4	>6.0	277.4
60521	135	570	---	3500	---	6000	---	>6.0	7.53
60522	22	88	---	500	---	480	---	1.5	---
60523	117	39	---	156	---	1900	---	2.0	---

Au Fire Assay/Geochem Analysis/Assay Certificate

Client:	Messina Minerals
Geologist:	G. Squires
Project:	Central NFLD
Sample:	Core
DskFile:	E52480
DateIn:	March 04, 2005
DateOut:	March 09, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60524	45	320	1200	------	2600	------	4.4	------
60525	189	1600	>10000	1.75	>10000	2.23	>6.0	35.6
60526	41	102	390	------	880	------	1.2	------
60527	219	740	>10000	1.28	>10000	2.19	>6.0	20.5
60528	243	1400	>10000	1.52	>10000	1.86	>6.0	28.8
60529	247	820	8600	------	>10000	1.05	>6.0	29.1
60530	34	21	250	------	214	------	0.9	------
60531	37	134	830	------	1030	------	2.4	------
60532	23	51	380	------	300	------	1.4	------
60533	39	470	1700	------	2200	------	4.6	------
60534	57	38	320	------	250	------	2.2	------
60535	43	690	4900	------	8200	------	>6.0	8.90
60536	21	3800	>10000	5.80	>10000	1.73	>6.0	100.0
60537	5	12	48	------	68	------	0.2	------
60538	59	61	820	------	790	------	1.6	------
60539	5	30	45	------	46	------	0.5	------
60540	57	58	670	------	640	------	2.5	------
60541	41	50	1500	------	1400	------	3.1	------
60542	71	150	4500	------	5500	------	>6.0	8.22
60543	38	62	2600	------	2700	------	4.4	------
60544	45	240	2300	------	5300	------	>6.0	8.90
60545	26	72	9100	------	7700	------	>6.0	18.8

Au Fire Assay/Geochem Analysis/Assay Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: E52500

DateIn: March 15, 2005
DateOut: March 17, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60546	5	19	-----	36	-----	35	-----	0.4	-----
60547	92	820	-----	4500	-----	7700	-----	>6.0	18.2
60548	61	780	-----	3600	-----	9800	-----	>6.0	11.3
60549	103	65	-----	300	-----	310	-----	1.6	-----
60550	69	510	-----	1600	-----	5100	-----	4.5	-----
60551	114	670	-----	4000	-----	2400	-----	>6.0	7.19
60552	500	3600	-----	>10000	2.45	>10000	7.10	>6.0	45.5
60553	140	1600	-----	3400	-----	>10000	3.10	>6.0	11.3
60554	22	166	-----	430	-----	1600	-----	2.2	-----
60555	63	610	-----	1500	-----	6300	-----	>6.0	6.16
60556	666	>10000	1.97	>10000	7.30	>10000	11.3	>6.0	167.8
60557	208	510	-----	3600	-----	5400	-----	>6.0	26.4
60558	215	660	-----	3600	-----	4500	-----	>6.0	6.85
60559	658	600	-----	4200	-----	6200	-----	>6.0	11.6
60560	698	770	-----	4600	-----	5800	-----	>6.0	11.6
60561	934	1500	-----	9200	-----	>10000	1.48	>6.0	15.8
60562	425	1300	-----	>10000	1.39	>10000	1.36	>6.0	25.7
60563	51	101	-----	560	-----	1700	-----	2.6	-----
60564	1342	4600	-----	>10000	3.40	>10000	9.60	>6.0	147.3
60565	186	450	-----	1800	-----	2900	-----	>6.0	8.56
60566	3261	3700	-----	>10000	3.30	>10000	4.00	>6.0	75.7
60567	250	182	-----	2700	-----	3000	-----	>6.0	8.56
60568	113	55	-----	240	-----	540	-----	2.0	-----
60569	842	2000	-----	8300	-----	>10000	1.17	>6.0	55.1
60570	4442	7400	-----	>10000	5.20	>10000	7.70	>6.0	171.2
60571	533	210	-----	1200	-----	1300	-----	>6.0	7.53
60572	81	57	-----	310	-----	340	-----	2.1	-----
60573	74	51	-----	120	-----	460	-----	1.4	-----

Au Fire Assay/Geochem Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: E52502

DateIn: March 18, 2005
DateOut: March 22, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Ag ppm
60574	22	24	43	171	1.9
60575	87	120	300	1300	5.7
60576	78	74	144	900	4.5
60577	86	34	350	680	3.1
60578	71	17	192	210	2.6
60579	73	28	260	400	2.3
60580	88	19	240	250	2.3

Au Fire Assay/Geochem Analysis Certificate

Client:	Messina Minerals Inc.
Geologist:	Gerry Squires
Project:	Central NFLD
Sample:	Core
DskFile:	E52503
DateIn:	March 18, 2005
DateOut:	March 22, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Zn ppm	Ag ppm
60581	79	18	62	290	1.5
60582	22	16	44	88	1.7
60583	35	51	59	1900	3.1
60584	25	51	700	700	3.4
60585	18	50	600	1500	2.1

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: E52519

Datein: March 22, 2005
DateOut: March 31, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60586	41	360	——	7100	——	8800	——	5.2	——
60587	29	720	——	>10000	1.05	>10000	1.08	>6.0	7.53
60588	45	1200	——	9000	——	>10000	1.64	>6.0	7.88
60589	71	460	——	2100	——	8300	——	3.9	——
60590	69	590	——	1900	——	>10000	1.31	2.4	——
60591	55	213	——	3900	——	5500	——	2.8	——
60592	52	210	——	5500	——	6700	——	3.9	——
60593	29	129	——	7000	——	9400	——	>6.0	10.6
60594	32	108	——	1700	——	3400	——	3.1	——
60595	51	380	——	3000	——	>10000	2.23	>6.0	9.93
60596	38	109	——	1300	——	3400	——	>6.0	9.25
60597	68	500	——	1500	——	9900	——	>6.0	15.4
60598	122	157	——	790	——	1500	——	>6.0	6.51
60599	96	220	——	840	——	2200	——	5.5	——
60600	183	300	——	1500	——	2600	——	>6.0	6.51
60601	5	72	——	280	——	460	——	1.4	——
60602	2883	3800	——	>10000	3.80	>10000	3.90	>6.0	167.8
60603	1268	660	——	9300	——	>10000	1.28	>6.0	42.8
60604	4816	4000	——	>10000	4.20	>10000	4.90	>6.0	208.9
60605	8515	6400	——	>10000	5.10	>10000	5.50	>6.0	184.9
60606	15640	4100	——	>10000	4.90	>10000	5.00	>6.0	208.9
60607	12348	6800	——	>10000	6.10	>10000	7.00	>6.0	291.1
60608	3977	1800	——	9000	——	9700	——	>6.0	178.1
60609	3183	2800	——	>10000	1.66	>10000	2.57	>6.0	191.8
60610	2859	>10000	1.20	>10000	6.00	>10000	7.50	>6.0	373.3
60611	1474	780	——	4700	——	9800	——	>6.0	51.4
60612	518	310	——	1600	——	2800	——	>6.0	15.4
60613	386	65	——	450	——	1600	——	5.0	——
60614	305	240	——	360	——	2000	——	5.5	——
60615	98	22	——	104	——	260	——	1.6	——
60616	109	19	——	63	——	240	——	4.1	——
60617	213	22	——	66	——	210	——	>6.0	12.3
60618	136	39	——	320	——	390	——	5.7	——
60619	40	10	——	152	——	230	——	1.4	——
60620	50	21	——	240	——	440	——	2.3	——
60621	28	14	——	134	——	127	——	1.4	——
60622	30	18	——	230	——	480	——	1.2	——
60623	118	630	——	2900	——	6600	——	>6.0	20.2
60624	52	13	——	72	——	110	——	1.0	——
60625	63	34	——	154	——	310	——	2.6	——
60626	25	23	——	66	——	176	——	1.2	——
60627	5	43	——	50	——	200	——	1.2	——
60628	5	24	——	21	——	152	——	0.7	——
60629	5	15	——	53	——	71	——	1.4	——
60630	5	2	——	20	——	129	——	0.6	——
60631	168	200	——	178	——	950	——	3.3	——
60632	40	215	——	57	——	460	——	1.6	——
60633	44	51	——	38	——	290	——	1.2	——
60634	113	1700	——	9500	——	>10000	3.90	>6.0	37.3
60635	5	162	——	55	——	88	——	1.4	——
60636	35	63	——	47	——	172	——	1.3	——
60637	48	33	——	20	——	107	——	1.1	——

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: E52573

DateIn: April 08, 2005
DateOut: April 15, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by: ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60638	13	175	-----	4100	-----	5200	-----	>6.0	7.53
60639	10	20	-----	83	-----	78	-----	0.4	-----
60640	13	78	-----	510	-----	3000	-----	1.2	-----
60641	5	22	-----	142	-----	165	-----	0.3	-----
60660	269	780	-----	6600	-----	8700	-----	>6.0	32.2
60661	1003	2500	-----	>10000	2.16	>10000	3.7	>6.0	120.0
60662	399	980	-----	6400	-----	>10000	1.13	>6.0	34.6
60663	884	3000	-----	>10000	2.20	>10000	7.10	>6.0	99.7
60664	320	700	-----	3800	-----	7400	-----	>6.0	22.3
60665	1532	>10000	1.15	>10000	4.80	>10000	4.90	>6.0	294.5
60666	547	1400	-----	4200	-----	6300	-----	>6.0	27.4
60667	3706	9300	-----	>10000	9.60	>10000	10.0	>6.0	421.2
60668	309	360	-----	2300	-----	1500	-----	>6.0	14.7
60669	2061	6000	-----	>10000	5.80	>10000	5.90	>6.0	304.8
60670	591	1300	-----	>10000	1.06	>10000	1.43	>6.0	60.6
60671	1794	9700	-----	>10000	5.10	>10000	8.20	>6.0	239.7
60672	1859	2900	-----	>10000	1.68	>10000	10.5	>6.0	71.2
60673	1008	>10000	3.80	>10000	8.50	>10000	57.0	>6.0	157.5
60674	249	910	-----	7600	-----	>10000	1.47	>6.0	26.0
60675	783	>10000	1.13	>10000	1.98	>10000	18.2	>6.0	102.1
60676	449	3500	-----	1600	-----	>10000	13.1	>6.0	27.4
60677	488	7400	-----	1500	-----	>10000	11.0	>6.0	26.7
60678	409	750	-----	1400	-----	7700	-----	>6.0	7.53
60679	87	270	-----	510	-----	2500	-----	3.4	-----
60680	169	1800	-----	2700	-----	8100	-----	>6.0	12.0
60681	34	240	-----	590	-----	2200	-----	3.5	-----
60682	31	144	-----	960	-----	1900	-----	2.4	-----
60683	151	360	-----	3800	-----	7200	-----	>6.0	13.0
60684	186	470	-----	2700	-----	>10000	1.50	>6.0	13.7
60685	132	390	-----	2300	-----	3700	-----	>6.0	21.6
60686	162	290	-----	1800	-----	3800	-----	>6.0	11.3
60687	1214	2300	-----	>10000	3.50	>10000	3.90	>6.0	178.0
60688	336	1300	-----	6200	-----	3600	-----	>6.0	43.5
60689	842	>10000	1.71	>10000	1.52	>10000	13.4	>6.0	77.7
60690	800	7000	-----	9800	-----	>10000	8.30	>6.0	54.1
60691	297	1200	-----	4500	-----	>10000	1.24	>6.0	32.9

Au Fire Assay/Geochem/Assay Analysis Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core
DskFile: E52574
DateIn: April 08, 2005
DateOut: April 13, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0
Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60692	16	70	-----	1400	-----	1600	-----	2.3	-----
60693	54	980	-----	5100	-----	>10000	1.50	>6.0	11.0
60694	231	1700	-----	>10000	1.22	>10000	3.50	>6.0	26.0
60695	188	790	-----	8500	-----	>10000	1.96	>6.0	15.8
60696	53	540	-----	1800	-----	>10000	1.53	4.8	-----
60697	334	2000	-----	>10000	1.25	>10000	2.61	>6.0	30.1
60698	65	440	-----	4100	-----	7200	-----	>6.0	7.53
60699	37	240	-----	6100	-----	3100	-----	>6.0	6.51
60700	25	83	-----	4800	-----	6600	-----	5.1	-----
60701	183	2500	-----	9800	-----	>10000	4.90	>6.0	22.6
60702	190	1300	-----	>10000	1.53	>10000	1.33	>6.0	28.8
60703	505	2000	-----	>10000	2.80	>10000	4.30	>6.0	65.1
60704	198	2100	-----	>10000	1.15	>10000	2.11	>6.0	56.8
60705	133	560	-----	3900	-----	3900	-----	>6.0	20.2
60706	121	470	-----	4100	-----	4300	-----	>6.0	14.7
60707	47	990	-----	6200	-----	3400	-----	>6.0	10.6
60708	147	176	-----	1300	-----	720	-----	4.4	-----
60709	208	97	-----	550	-----	880	-----	5.4	-----
60710	628	>10000	1.39	>10000	4.80	>10000	7.10	>6.0	571.9
60711	953	>10000	1.41	>10000	1.22	>10000	2.20	>6.0	195.2
60712	137	260	-----	2300	-----	3000	-----	>6.0	11.6
60713	96	2200	-----	>10000	2.90	>10000	2.35	>6.0	39.4
60714	18	710	-----	8000	-----	5100	-----	>6.0	7.19

Au Fire Assay/Geochem Analysis/Assay Certificate

Client: Messina Minerals Inc.
Geologist: Gerry Squires
Project: Central NFLD
Sample: Core

DskFile: E52597

DateIn: April 18, 2005
DateOut: April 21, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email: easternanalytical@nf.aibn.com

Signed by ____________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60642	5	52	26	—	1800	—	0.2	—
60643	5	320	510	—	>10000	1.48	0.8	—
60644	5	134	290	—	4800	—	0.7	—
60645	5	420	330	—	>10000	1.68	0.8	—
60646	5	73	110	—	3800	—	0.6	—
60647	5	72	75	—	3900	—	0.4	—
60648	5	105	180	—	4600	—	0.6	—
60649	5	67	31	—	4300	—	0.2	—
60650	5	90	21	—	3900	—	0.3	—
60651	5	52	870	—	1800	—	0.7	—
60652	5	84	57	—	970	—	0.3	—
60653	5	161	480	—	6400	—	1.0	—
60654	5	133	760	—	500	—	0.6	—
60655	5	76	680	—	5900	—	0.5	—
60656	5	142	430	—	4900	—	0.3	—
60657	5	97	220	—	2800	—	0.3	—
60658	5	270	65	—	7200	—	0.4	—
60659	5	200	53	—	6500	—	0.3	—
60715	57	840	310	—	450	—	2.0	—
60716	1741	6600	>10000	6.20	>10000	14.9	>6.0	202.1
60717	30	133	410	—	1600	—	1.7	—
60718	5	47	330	—	840	—	1.4	—
60719	54	2900	410	—	7900	—	3.4	—
60720	5	2100	270	—	>10000	4.80	2.1	—
60721	29	450	220	—	9300	—	1.6	—
60722	137	920	3800	—	>10000	2.08	>6.0	10.3
60723	29	580	360	—	2700	—	1.8	—
60724	22	770	540	—	>10000	4.50	2.9	—
60725	16	1500	800	—	4100	—	3.1	—
60726	31	2000	950	—	7100	—	4.1	—
60727	63	4600	3700	—	>10000	1.50	>6.0	12.3
60728	69	2200	4700	—	>10000	1.59	>6.0	8.90
60729	116	2800	>10000	1.41	>10000	1.89	>6.0	27.1
60730	5	650	560	—	1700	—	2.8	—
60731	42	590	210	—	4000	—	2.2	—
60732	937	6500	3800	—	>10000	2.90	>6.0	32.5
60733	64	840	177	—	2600	—	2.6	—
60734	5	430	67	—	1500	—	0.8	—
60735	5	810	60	—	2400	—	0.9	—
60736	5	500	53	—	4300	—	0.6	—
60737	5	620	57	—	1800	—	0.7	—
60738	258	1900	510	—	>10000	1.53	4.1	—
60739	5	530	69	—	3200	—	0.6	—
60740	5	40	9	—	250	—	0.2	—
60741	5	14	35	—	40	—	0.4	—
60742	5	27	69	—	320	—	0.5	—
60743	114	184	940	—	1400	—	5.0	—
60744	128	450	3300	—	3700	—	>6.0	11.0
60745	210	620	4200	—	5100	—	>6.0	18.5
60746	243	630	3000	—	3400	—	>6.0	17.8
60747	350	1600	6400	—	>10000	2.22	>6.0	19.5
60748	231	1300	>10000	1.65	>10000	1.45	>6.0	29.1
60749	177	450	6200	—	7000	—	>6.0	15.8
60750	192	710	4600	—	6700	—	>6.0	20.5
60751	988	1900	>10000	3.20	>10000	5.10	>6.0	96.2
60752	167	240	2800	—	3500	—	>6.0	9.59
60753	921	2200	>10000	1.38	>10000	8.70	>6.0	62.7
60754	727	2000	>10000	3.90	>10000	35.2	>6.0	181.5
60755	808	7200	>10000	3.20	>10000	9.10	>6.0	85.3
60756	1203	4000	>10000	3.00	>10000	10.4	>6.0	69.9
60757	1100	5900	>10000	2.70	>10000	14.3	>6.0	87.3
60758	137	300	1700	—	4700	—	>6.0	6.51
60759	5	2200	2300	—	>10000	3.50	3.1	—
60760	5	1300	1600	—	>10000	1.71	3.6	—
60761	5	47	37	—	380	—	0.2	—
60762	5	3700	1000	—	>10000	2.74	3.9	—
60763	5	3800	240	—	>10000	1.38	2.3	—
60764	5	1400	240	—	5400	—	1.3	—
60765	5	620	42	—	1040	—	0.8	—
60766	5	2400	198	—	7200	—	5.2	—
60767	5	127	142	—	770	—	0.5	—
60768	5	290	340	—	2000	—	1.1	—
60769	26	4200	8300	—	>10000	4.40	>6.0	24.7
60770	48	2800	3400	—	>10000	1.88	>6.0	10.6
60771	74	6500	5600	—	>10000	3.80	>6.0	19.2
60772	61	8300	650	—	4200	—	>6.0	9.78
60773	23	490	138	—	1800	—	0.9	—
60774	44	1900	500	—	>10000	1.18	2.9	—
60775	17	4000	570	—	>10000	1.01	4.0	—
60776	5	500	290	—	2500	—	2.3	—
60777	14	210	138	—	670	—	1.8	—
60778	5	680	30	—	650	—	1.5	—
60779	5	580	19	—	3000	—	0.7	—
60780	44	5700	135	—	>10000	3.00	5.2	—
60781	5	73	30	—	890	—	0.8	—

Au Fire Assay/Geochem/Assay Analysis Certificate

Client:	Messina Minerals Inc.
Geologist	Peter Tallman
Project:	Central NFLD
Sample:	Core
DskFile.	E52618
DateIn	April 22, 2005
DateOut:	April 27, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______________
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60782	5	19	—	103	—	300	—	0.5	—
60783	100	270	—	2200	—	700	—	>6.0	9.59
60784	81	92	—	210	—	790	—	2.5	—
60785	37	157	—	240	—	300	—	2.1	—
60786	37	67	—	124	—	200	—	1.9	—
60787	91	35	—	90	—	56	—	1.0	—
60788	56	141	—	610	—	910	—	4.0	—
60789	465	1500	—	6800	—	>10000	1.29	>6.0	34.2
60790	296	700	—	370	—	2500	—	4.3	—
60791	349	4600	—	>10000	1.34	>10000	5.00	>6.0	44.2
60792	152	490	—	1700	—	2500	—	>6.0	11.3
60793	89	620	—	3500	—	6700	—	>6.0	13.7
60794	373	4000	—	2500	—	>10000	9.40	>6.0	32.5
60795	142	178	—	490	—	540	—	4.0	—
60796	1337	690	—	3300	—	5400	—	>6.0	17.5
60797	2655	2100	—	9000	—	7600	—	>6.0	55.5
60798	1989	1500	—	7500	—	8000	—	>6.0	45.9
60799	6830	7600	—	>10000	8.00	>10000	19.7	>6.0	274.0
60800	2579	3600	—	>10000	1.51	>10000	1.86	>6.0	81.8
60801	1569	>10000	1.80	>10000	9.90	>10000	12.8	>6.0	366.4
60802	3479	>10000	1.44	>10000	9.60	>10000	15.7	>6.0	321.9
60803	7015	>10000	1.08	>10000	6.70	>10000	7.70	>6.0	232.9
60804	4247	4800	—	>10000	3.70	>10000	4.10	>6.0	96.9
60805	1052	4300	—	>10000	1.68	>10000	1.57	>6.0	55.8
60806	4761	8900	—	>10000	12.4	>10000	28.6	>6.0	253.4
60807	8733	>10000	1.09	>10000	7.80	>10000	9.20	>6.0	208.9
60808	3892	5700	—	>10000	6.50	>10000	7.30	>6.0	232.9
60809	1089	450	—	2900	—	3500	—	>6.0	25.3
60810	1828	1800	—	>10000	1.40	>10000	2.22	>6.0	94.9
60811	4596	3500	—	>10000	2.15	>10000	3.40	>6.0	157.5
60812	5075	6000	—	>10000	4.20	>10000	10.1	>6.0	198.6
60813	1278	4500	—	5200	—	9400	—	>6.0	52.1
60814	1358	5600	—	>10000	4.70	>10000	8.50	>6.0	198.6
60815	256	270	—	640	—	1900	—	4.5	—
60816	48	43	—	220	—	500	—	1.4	—

Au Fire Assay/Geochem/Assay Analysis Certificate

Client:	Messina Minerals Inc.
Geologist:	Peter Tallman
Project:	Central NFLD
Sample:	Core
DskFile:	E52619
DateIn:	April 23, 2005
DateOut:	April 27, 2005

Eastern Analytical Limited
P.O. Box 187
Little Bay Road
Springdale, NL
A0J 1T0

Phone: 709-673-3909
Fax: 709-673-3408
Email:easternanalytical@nf.aibn.com

Signed by: ______
Graham Smith

SAMPLE NUMBER	Au ppb	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm	Zn %	Ag ppm	Ag g/t
60817	5	90	-----	64	-----	220	-----	0.7	-----
60818	389	8300	-----	>10000	1.11	>10000	4.90	>6.0	64.0
60819	83	800	-----	580	-----	2700	-----	4.1	-----
60820	51	370	-----	210	-----	1400	-----	1.8	-----
60821	89	500	-----	250	-----	900	-----	2.2	-----
60822	479	6800	-----	1700	-----	>10000	1.50	>6.0	18.5
60823	666	9400	-----	>10000	4.00	>10000	10.4	>6.0	130.1
60824	1186	4000	-----	>10000	1.41	>10000	37.8	>6.0	82.2
60825	734	4500	-----	>10000	4.40	>10000	24.2	>6.0	130.1
60826	639	>10000	1.50	>10000	4.70	>10000	12.2	>6.0	137.0
60827	268	2700	-----	>10000	1.19	>10000	1.87	>6.0	33.9
60828	332	2000	-----	>10000	2.33	>10000	4.50	>6.0	56.8
60829	149	99	-----	650	-----	900	-----	3.1	-----
60830	5	109	-----	440	-----	2100	-----	1.9	-----

APPENDIX V

BOOMERANG DIAMOND DRILL CORE LOGS

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
BA-05-01	5361961.0510	472710.0500	337.7510	254.500	-50.0	140.0	11478	1220

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-08-28 00:00:00	2005-09-09 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-50.00
175.30	140.00	-47.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	9.10	OB	
9.10	49.00	Fault Zone	
49.00	49.30	Fault Zone	5Stwk_Qtz_py
49.30	64.20	Fault Zone	3T
64.20	65.85	5sms_py	5Stwk_Qtz_py
65.85	67.70	Fault Zone	3T
67.70	77.70	5Stwk_Qtz_py	
77.70	79.80	5ms_py	5Stwk_Qtz_py

79.80	100.00	Fault Zone	3T
100.00	101.00	5ms_py	5Stwk_Qtz_py
101.00	127.70	Fault Zone	3T
127.70	211.80	3T	
211.80	216.80	6B	
216.80	230.60	3T	
230.60	230.90	5Stwk_Qtz_py	5sms_py
230.90	231.10	QV	
231.10	233.20	3T	
233.20	233.65	5Stwk_Qtz_py	5sms_py
233.65	243.60	3T	
243.60	243.85	QV	
243.85	244.20	3T	
244.20	245.40	QV	
245.40	249.20	3T	
249.20	251.30	Fault Zone	3T
251.30	254.50	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
76572	63.20	64.20	93	580	770	1.90	21.00	
76573	64.20	65.40	210	720	2300	2.80	51.00	
76574	65.40	65.85	40	56	39	0.60	5.00	
76575	77.00	77.50	180	590	1700	3.20	77.00	

76576	77.50	77.85	30	54	67	0.90	33.00	
76577	77.85	78.85	80	320	300	3.00	67.00	
76578	78.85	79.80	160	480	750	3.40	56.00	
76579	79.80	80.80	60	142	330	0.60	58.00	
76580	100.00	101.00	220	1300	1700	4.60	47.00	
76581	104.50	105.10	410	2700	3400	4.50	39.00	
76582	137.60	138.60	20	300	220	1.00	73.00	
76583	138.60	139.60	32	167	300	0.40	5.00	
76584	139.60	140.75	11	40	87	0.20	5.00	
76586	154.45	155.45	35	74	123	0.20	5.00	
76587	155.45	155.75	104	6500	4300	6.51	15.00	
76588	155.75	156.75	40	1200	1700	1.10	5.00	
76589	156.75	157.80	25	270	390	0.30	5.00	
61244	230.10	230.60	33	50	82	0.20	5.00	
61245	230.60	230.90	1300	4800	3900	8.22	63.00	
61246	230.90	231.10	19	80	20	0.20	5.00	
61247	231.10	231.60	36	32	55	0.20	5.00	
61248	231.60	232.60	34	18	71	0.20	5.00	
61249	232.60	233.20	40	103	95	0.20	5.00	
61250	233.20	233.65	197	1700	2100	3.00	44.00	
67501	233.65	234.00	48	128	72	0.20	5.00	
67502	243.60	243.85	7	9	12	0.20	5.00	
67503	244.20	245.40	5	4	39	0.20	5.00	

67504	252.40	252.90	49	59	54	0.40	5.00	
67505	252.90	253.10	32	184	168	1.00	5.00	
67506	253.10	253.70	27	29	54	0.20	5.00	
67507	253.70	253.80	35	380	350	1.00	58.00	
67508	253.80	254.50	18	54	101	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
BA-05-02	5363166.6850	474086.0240	353.3480	348.100	-60.0	141.0	11548	3040

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-28 00:00:00	2005-09-09 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-60.00
172.20	144.50	-47.00
294.40	147.50	-39.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	6.10	OB	

6.10	9.80	3T	4A
9.80	11.60	4G	3T
11.60	11.95	3T	
11.95	12.00	5CH	
12.00	12.10	3T	
12.10	43.20	3X	
43.20	44.50	3T	3X
44.50	66.10	3X	
66.10	80.80	3X	
80.80	99.20	3T	
99.20	101.60	3T	
101.60	103.40	3X	
103.40	109.00	6B	
109.00	113.40	3X	3T
113.40	118.80	3T	
118.80	125.30	3T	3X
125.30	128.00	3T	
128.00	131.30	3X	
131.30	152.50	3T	3X
152.50	165.20	3T	
165.20	167.60	3T	
167.60	169.90	3T	
169.90	192.20	3T	

192.20	193.60	6B	
193.60	193.90	3T	
193.90	194.10	QV	
194.10	195.10	4G	3T
195.10	196.70	3T	
196.70	197.80	4A_Blk	4SI
197.80	198.30	3T	
198.30	198.90	6B	
198.90	200.00	3T	
200.00	201.30	4A_Blk	3T_Blk
201.30	201.80	6B	
201.80	202.05	3T	
202.05	202.80	6B	
202.80	204.40	3T	4A_Blk
204.40	205.10	4A_Blk	3T
205.10	209.00	3T	
209.00	218.20	3X	
218.20	218.80	6B	
218.80	219.70	3T	
219.70	221.80	3X	
221.80	222.20	7DY	
222.20	226.90	3T	
226.90	228.40	Fault Zone	

228.40	236.00	3T	
236.00	236.60	3T	
236.60	237.80	4SI	3T
237.80	238.30	7DY	
238.30	242.40	4SI	3T
242.40	242.50	3X	
242.50	242.90	4SI	5CH
242.90	243.50	4A_Blk	3T
243.50	243.70	5CH	4SI
243.70	243.90	3T	
243.90	244.50	5CH	4A
244.50	245.80	3T	
245.80	246.10	3T	5CH
246.10	247.50	4SI	5CH_Blk
247.50	248.80	3T	
248.80	254.20	3L	
254.20	254.50	5CH	4A
254.50	255.00	3T	
255.00	255.80	4SI	5CH
255.80	256.20	3T	
256.20	259.20	3L	
259.20	259.70	4SI	4A
259.70	260.70	3T	

260.70	261.10	4SI	
261.10	264.00	3L	
264.00	270.00	3T	4SI
270.00	283.50	6B	
283.50	296.50	6B	
296.50	302.00	3L	
302.00	303.70	3T	4SI
303.70	304.20	5CH	4A_Blk
304.20	304.50	3T	
304.50	309.30	3T	
309.30	312.00	3T	
312.00	312.40	QV	
312.40	314.20	3T	
314.20	317.50	QV	
317.50	334.90	3T	
334.90	345.60	3F	
345.60	348.10	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
67553	303.70	304.20	89	3	220	0.20	5.00	
67554	304.20	304.60	35	2	320	0.20	104.00	
67555	304.60	305.70	120	16	1400	0.20	5.00	
67556	305.70	306.60	87	54	1900	0.20	5.00	

67557	306.60	308.00	40	4	1200	0.20	5.00	
67558	308.00	309.30	95	6	520	0.20	5.00	
67559	309.30	310.90	120	16	720	0.20	5.00	
67560	310.90	312.00	29	4	250	0.20	5.00	
67561	312.00	312.40	3300	2	95	1.50	665.00	
67562	312.40	314.20	65	10	91	0.20	5.00	
67563	314.20	315.50	15	2	6	0.20	5.00	
67564	315.50	316.70	7	4	20	0.20	17.00	
67565	316.70	317.60	43	3	57	0.20	5.00	
67566	317.60	318.80	17	2	100	0.20	73.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
BA-05-03	5363557.3970	474417.7690	352.2280	351.100	-60.0	141.0	11642	3550

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-09 00:00:00	2005-09-20 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-60.00
92.90	141.50	-58.00
198.10	141.00	-56.00
297.80	141.50	-53.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	6.40	OB	
6.40	59.70	1F	
59.70	60.30	Shear Zone	
60.30	66.10	1F	
66.10	68.90	2T	
68.90	70.40	1F	

70.40	70.60	5ssms_pym	Fault Zone
70.60	70.75	QV	
70.75	99.30	3T	
99.30	107.10	3L	
107.10	108.50	5CH	4A
108.50	111.70	3T	
111.70	112.40	QV	Fault Zone
112.40	142.40	3T	3X
142.40	146.90	3T	Shear Zone
146.90	157.30	3X	
157.30	157.40	3L	
157.40	157.90	3X	
157.90	158.00	Fault Zone	Shear Zone
158.00	162.80	3L	4SI
162.80	163.10	4SI	5CH
163.10	163.30	3L	
163.30	163.60	3T	
163.60	163.90	3L	
163.90	191.20	3X	
191.20	191.50	QV	
191.50	203.70	3T	4A_Blk
203.70	206.00	3T	
206.00	207.30	1F	

207.30	209.30	3T	
209.30	210.00	5CH	4SI
210.00	211.50	3T	
211.50	211.90	4A_Blk	3T
211.90	213.70	Fault Zone	4A_Blk
213.70	215.50	4A_Blk	3T
215.50	216.30	3T_Blk	
216.30	216.70	4A_Blk	3T
216.70	231.20	3X	
231.20	232.30	4A_Blk	5CH_Blk
232.30	232.90	3T	
232.90	234.70		
234.70	236.40	3T	5CH_Blk
236.40	236.90	3T	
236.90	237.00	4A_Blk	
237.00	238.20	3T	5CH_Blk
238.20	258.00	3X	
258.00	258.20	QV	
258.20	259.50	3T	4SI
259.50	274.10	3T	
274.10	277.00	3T	
277.00	279.10	3L	
279.10	279.20	4SI	

279.20	281.00	3T	3L
281.00	281.50	6B	
281.50	282.30	3T	
282.30	282.60	6B	
282.60	283.90	3T	
283.90	286.70	6B	
286.70	304.20	3T	
304.20	304.60	3T	
304.60	307.10	3T	Fault Zone
307.10	308.30	3T	
308.30	311.80	3T	
311.80	312.80	3T	
312.80	313.00	3T	
313.00	313.20	QV	
313.20	315.60	3T	
315.60	315.90	6B	
315.90	324.70	3T	Fault Zone
324.70	327.70	6B	
327.70	328.70	3T	Fault Zone
328.70	329.70	Fault Zone	QV
329.70	330.40	Fault Zone	3T
330.40	338.10	3T	
338.10	351.10	6B	

Assay

67574	189.30	190.20	16	1	54	0.20	5.00	
67575	190.20	190.80	46	1	64	0.20	5.00	
67576	190.80	191.40	21	1	52	0.20	5.00	
67586	232.80	233.10	27	1	80	0.20	5.00	
67587	233.10	234.00	16	1	87	0.20	5.00	
67588	234.00	234.70	18	1	109	0.20	5.00	
67634	274.10	275.70	23	9	55	0.20	5.00	
67635	275.70	276.90	66	6	53	0.20	5.00	
67636	276.90	278.00	23	4	21	0.20	5.00	
67637	278.00	279.00	24	7	7	0.20	5.00	
67638	305.60	306.70	33	22	19	0.90	492.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-04-09	5364566.0000	473829.8000	401.8800	629.400	-70.0	142.0	12794	3727

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2004-11-12 00:00:00	2004-11-14 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	142.00	-70.00
79.00	147.50	-70.00
241.00	148.50	-65.00
371.90	149.00	-63.00
393.20	149.50	-63.00
463.30	152.50	-62.00
545.56	156.50	-61.00
627.82	164.50	-59.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	246.90	OB	
246.90	254.00	3T	4A
254.00	258.80	4A	4SI
258.80	259.40	6BAM	
259.40	260.30	6B	Fault Zone
260.30	260.40	BX	4G
260.40	262.80	7DY	
262.80	265.10	3T	4G
265.10	265.25	4A_Blk	4G
265.25	265.65	7DY	
265.65	266.30	3T	4G
266.30	266.70	3L	
266.70	268.20	3T	4A
268.20	316.70	6B	
316.70	318.60	7DY	
318.60	320.10	3T	4A
320.10	373.70	6B	
373.70	374.50	3L	
374.50	375.20	6B	
375.20	376.40	3L	
376.40	393.00	6B	

393.00	396.90	3T	
396.90	399.70	7DY	
399.70	409.75	3T	
409.75	411.20	7DY	
411.20	411.36	3T	
411.36	412.80	7DY	
412.80	414.70	3T	4SI
414.70	415.80	7DY	QV(poly)
415.80	418.50	3T	4SI
418.50	428.90	3L	
428.90	431.80	3T	
431.80	432.50	3L	4G
432.50	432.80	4G	
432.80	433.00	3T	
433.00	433.18	4G	3T
433.18	440.75	3L	
440.75	469.60	3T	BX
469.60	471.48	7DY	
471.48	473.50	3T	
473.50	474.20	QV	3T
474.20	521.70	3T	5Stwk_crb
521.70	525.10	7DY	
525.10	527.90	3T	BX

527.90	531.80	7DY	
531.80	535.75	3T	BX
535.75	538.90	7DY	
538.90	629.40	3T	5Stwk_crb

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
76585	414.60	415.70	5	19	124	0.20	5.00	
76590	450.10	451.10	2500	1700	6500	6.51	34.00	
76591	451.10	452.10	760	710	2700	3.00	18.00	
76592	452.10	452.40	19000	14000	6900	40.80	54.00	
76593	452.40	453.40	1200	580	2900	150.70	53.00	
76594	473.40	474.30	110	72	70	0.80	5.00	
67509	593.90	594.90	38	167	168	0.20	5.00	
67510	594.90	595.40	460	7400	12700	7.19	54.00	
67511	595.40	596.40	21	90	184	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-04-10	5364215.9600	473442.3630	377.8300	345.900	-60.0	141.0	12764	3206

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2004-11-26 00:00:00	2004-12-01 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-60.00
71.60	146.50	-54.00
175.30	140.00	-50.00
257.60	142.10	-47.00
315.50	143.50	-42.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.30	OB	
4.30	5.50	3T	
5.50	10.60	3T	3L
10.60	13.50	3X	
13.50	18.40	3T	3A
18.40	28.70	1F	
28.70	39.65	3T	
39.65	41.30	3L	
41.30	42.80	3L	3T
42.80	43.60	4SI	4A
43.60	71.80	3T	
71.80	91.70	6BAM	
91.70	92.60	3T	
92.60	92.90	3T	
92.90	101.90	3X	
101.90	102.90	3T	
102.90	110.00	3T	
110.00	126.80	6B	
126.80	129.50	3T	
129.50	133.40	3T	6B
133.40	144.40	3T	

144.40	205.00	6B	
205.00	211.40	3T	4A_Blk
211.40	212.60	7DY	
212.60	216.90	3T	3L
216.90	217.60	3T	Shear Zone
217.60	222.10	4A_Blk	3T
222.10	225.10	3T	3L
225.10	226.85	3T	5ssms_py
226.85	229.00	3T	5Stwk_Qtz_py
229.00	236.30	5Stwk_Qtz_py	3T
236.30	237.10	5CH_Blk	5ssms_pym
237.10	241.60	5ms_py	
241.60	244.40	5sms_py	
244.40	245.60	5sms_py	
245.60	246.30	4A	5sms_py
246.30	254.30	4A_Blk	
254.30	259.50	3T	
259.50	262.50	3T	5sms_py
262.50	271.40	3L	5sms_py
271.40	271.60	3X	5ssms_py
271.60	272.50	3T	QV
272.50	277.20	3AB	
277.20	289.10	3L	5ssms_py

289.10	294.60	3AB	
294.60	295.60	3L	5ssms_py
295.60	307.80	3F	3AB
307.80	310.70	Shear Zone	
310.70	314.20	7DY	QV
314.20	315.10	7DY	
315.10	327.50	3T	Shear Zone
327.50	345.90	Shear Zone	3T

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
60500	211.40	212.60	78	320	590	1.80	5.00	
60345	223.90	224.90	124	930	2000	5.48	42.00	
60346	224.90	225.80	340	1800	3800	6.16	107.00	
60347	225.80	226.80	1600	9700	11900	30.50	360.00	
60348	226.80	227.80	510	790	1500	4.79	116.00	
60349	227.80	229.00	420	1900	2600	7.19	146.00	
60350	229.00	230.10	840	6100	10000	22.60	572.00	
60351	230.10	231.10	890	4600	8200	18.50	263.00	
60352	231.10	232.10	640	5000	8800	18.50	176.00	
60353	232.10	233.00	1200	11500	16800	32.90	381.00	
60354	233.00	233.80	960	5700	7800	25.30	339.00	
60355	233.80	234.20	2000	18200	22700	72.60	880.00	
60356	234.20	235.00	193	660	900	5.14	116.00	

60357	235.00	235.40	169	810	2600	4.45	131.00	
60358	235.40	236.30	340	1600	3500	11.00	402.00	
60359	236.30	237.10	125	420	600	5.14	334.00	
60360	237.10	238.50	1600	400	500	15.80	1236.00	
60361	238.50	239.10	770	2900	5300	20.90	734.00	
60362	239.10	239.80	660	3300	10000	26.40	633.00	
60363	239.80	240.70	76	480	700	5.82	326.00	
60364	240.70	241.30	4500	15700	47000	77.70	1548.00	
60365	241.30	241.80	160	700	1900	7.88	187.00	
60366	241.80	243.10	52	270	500	6.16	118.00	
60367	243.10	244.10	63	179	600	6.16	458.00	
60368	244.10	244.80	107	350	700	5.48	258.00	
60369	244.80	245.60	1500	6800	21500	39.00	456.00	
60370	245.60	246.20	34	95	1100	4.45	85.00	
60427	246.20	247.40	52	56	350	1.00	5.00	
60428	247.40	248.40	39	29	122	0.50	5.00	
60429	248.40	249.60	20	17	88	0.40	5.00	
60430	249.60	251.00	37	15	128	0.40	5.00	
60431	251.00	252.30	38	15	186	0.60	5.00	
60432	252.30	253.30	14	12	101	0.60	5.00	
60433	253.30	254.30	9	14	64	0.50	5.00	
60434	254.30	255.10	7	7	36	0.20	5.00	
60435	255.10	255.70	8	9	75	0.20	5.00	

60436	255.70	256.90	4	8	46	0.20	5.00	
60437	256.90	258.10	6	10	62	0.20	5.00	
60438	258.10	259.50	6	7	55	0.40	5.00	
60439	259.50	260.50	46	28	24	0.60	5.00	
60440	260.50	261.50	39	35	109	1.00	33.00	
60441	261.50	262.50	41	90	300	2.30	41.00	
60442	262.50	263.50	39	56	171	8.90	211.00	
60443	263.50	264.50	53	99	330	13.70	745.00	
60444	264.50	265.50	65	450	480	7.88	144.00	
60445	265.50	266.50	70	540	2400	8.22	62.00	
60446	266.50	267.50	38	167	380	2.90	58.00	
60447	267.50	268.60	35	81	260	2.10	45.00	
60448	268.60	269.40	34	60	82	2.10	76.00	
60449	269.40	269.90	44	86	107	2.20	52.00	
60450	269.90	270.80	36	55	83	1.60	61.00	
60451	270.80	271.50	43	174	280	2.30	75.00	
60452	271.50	272.50	18	145	520	1.20	23.00	
60453	272.50	273.50	37	194	420	1.50	12.00	
60454	273.50	274.70	19	72	340	0.50	10.00	
60455	278.60	279.60	39	220	560	2.00	24.00	
60456	279.60	280.60	60	650	1300	3.60	15.00	
60457	280.60	281.80	25	220	179	1.80	28.00	
60458	281.80	282.90	39	560	1300	4.20	40.00	

60459	282.90	283.90	48	420	920	4.70	49.00	
60460	283.90	285.00	39	56	168	4.30	229.00	
60461	324.70	325.90	86	89	330	0.70	5.00	
60462	325.90	327.00	21	32	122	0.20	5.00	
60463	327.00	328.00	22	22	117	0.20	5.00	
60464	328.00	329.00	51	190	310	0.80	5.00	
60465	329.00	330.00	17	107	158	0.50	5.00	
60466	330.00	331.00	56	153	360	0.50	5.00	
60467	331.00	332.10	33	64	260	0.60	5.00	
60468	332.10	333.30	57	91	300	0.70	20.00	
60469	333.30	334.30	74	54	107	0.60	33.00	
60470	334.30	335.30	53	74	145	0.40	26.00	
60471	335.30	336.30	61	178	460	0.50	10.00	
60472	336.30	337.30	104	133	230	0.70	20.00	
60473	337.30	338.30	43	360	760	0.70	10.00	
60474	338.30	339.30	37	240	400	0.40	12.00	
60475	339.30	340.30	23	72	26	0.20	10.00	
60476	340.30	341.30	30	69	90	0.20	5.00	
60477	341.30	342.30	37	38	40	0.20	5.00	
60478	342.30	343.30	117	310	720	0.20	5.00	
60479	343.30	344.30	98	360	750	0.70	5.00	
60480	344.30	345.90	126	500	1800	0.90	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-04-11	5364284.2860	473508.0421	377.7700	327.000	-60.0	140.0	12775	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2004-12-01 00:00:00	2004-12-04 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	140.00	-60.00
78.00	141.50	-58.00
202.70	145.50	-57.00
321.00	147.50	-56.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.10	OB	
2.10	2.90	3L	
2.90	4.10	4SI	
4.10	5.80	3X	
5.80	15.10	4A	
15.10	19.00	3T	

19.00	28.00	3L	
28.00	30.40	3T	
30.40	33.90	3L	3T
33.90	34.65	3T	
34.65	34.80	5ms_py	
34.80	35.00	3T	
35.00	41.20	3T	3L
41.20	51.50	3T	
51.50	54.70	3T	Shear Zone
54.70	59.20	3T	
59.20	59.33	4A	5sms_pym
59.33	61.70	4A	
61.70	62.90	3X	
62.90	67.50	3T	Shear Zone
67.50	68.00	3T	
68.00	71.60	3T	QV
71.60	99.10	3T	
99.10	100.50	Shear Zone	Fault Zone
100.50	104.50	1F	
104.50	105.85	3T	3L
105.85	122.80	6B	
122.80	127.80	6B	Shear Zone
127.80	137.00	3T	

137.00	160.90	6B	
160.90	173.00	3T	
173.00	204.70	6B	
204.70	207.30	3T	4A
207.30	232.00	6BAM	
232.00	232.20	7DY	
232.20	232.75	Shear Zone	QV
232.75	237.60	3T	5CH_Blk
237.60	242.30	3T	
242.30	244.00	QV	Shear Zone
244.00	251.00	3T	3L
251.00	252.80	7DY	
252.80	255.30	6B	
255.30	257.40	Shear Zone	3L
257.40	266.30	3T	5ssms_py
266.30	267.20	3T	
267.20	269.70	3T	5Stwk_Qtz_py
269.70	270.50	QV	3T
270.50	274.00	3T	
274.00	274.60	3L	5sms_py
274.60	275.30	5ms_py	
275.30	288.60	5ms_bm	
288.60	292.00	3T	3L

292.00	300.10	3T	5ssms_py
300.10	300.70	5ms_py	
300.70	305.50	3T	5Stwk_Qtz_py
305.50	316.10	3T	5ssms_py
316.10	319.60	3X	5ssms_py
319.60	327.00	3T	5ssms_py

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
60481	68.00	68.90					5.00	
60482	68.90	69.50					5.00	
60483	69.50	70.35					5.00	
60484	70.35	71.15					12.00	
60485	71.15	71.55					5.00	
60486	267.60	268.70	270	5200	7600	5.80	248.00	
60371	272.70	274.00	100	600	600	2.05	55.00	
60372	274.00	274.70	3500	4100	13800	18.20	159.00	
60373	274.70	275.30	4500	1200	40000	18.80	253.00	
60374	275.30	275.70	7500	1300	29000	20.50	438.00	
60375	275.70	276.30	12600	2200	35000	29.50	477.00	
60376	276.30	277.00	7800	7400	55000	45.20	443.00	
60377	277.00	278.00	7100	32000	169000	150.70	1134.00	
60378	278.00	278.50	4300	12600	132000	51.70	1329.00	
60379	278.50	279.10	7000	63000	264000	202.10	964.00	

60380	279.10	279.70	5800	44000	161000	157.50	1188.00	
60381	279.70	280.80	7600	20900	105000	96.60	1028.00	
60382	280.80	281.80	6400	15800	117000	81.50	881.00	
60383	281.80	283.00	10100	16100	70000	70.90	1075.00	
60384	283.00	283.90	5900	7100	50000	39.70	1130.00	
60385	283.90	284.90	7900	17200	132000	67.10	1208.00	
60386	284.90	285.90	4200	30000	164000	96.20	1080.00	
60387	285.90	286.90	8600	47000	296000	164.40	936.00	
60388	286.90	287.70	3700	66000	267000	236.30	1115.00	
60389	287.70	288.60	6400	39000	155000	147.30	1532.00	
60390	288.60	289.80	300	1100	10400	5.82	151.00	
60391	289.80	290.80	100	600	3300	3.77	5.00	
60392	290.80	292.00	100	4400	6000	7.19	5.00	
60393	292.00	292.90	560	8400	18900	12.00	21.00	
60394	292.90	293.60	156	540	9300	1.70	14.00	
60395	293.60	294.60	8	45	175	0.20	5.00	
60396	294.60	295.50	6	16	66	0.20	5.00	
60397	295.50	296.50	6	17	72	0.20	5.00	
60398	296.50	297.80	5	17	60	0.20	5.00	
60399	297.80	299.00	10	29	67	0.20	5.00	
60400	299.00	299.90	16	61	54	0.20	5.00	
60401	299.90	301.00	1800	360	3100	2.90	5.00	
60402	301.00	301.80	2000	940	11300	3.50	5.00	

60403	301.80	302.50	790	670	12500	3.00	5.00	
60404	302.50	303.70	930	330	7300	1.90	5.00	
60405	303.70	304.60	1100	143	9800	1.30	5.00	
60406	304.60	305.70	290	300	4800	1.30	5.00	
60407	305.70	306.80	23	29	1050	0.20	17.00	
60408	306.80	307.80	127	2500	3300	3.40	78.00	
60409	307.80	308.90	121	580	7000	1.00	22.00	
60410	308.90	309.60	23	750	1300	0.80	5.00	
60411	309.60	310.30	16	410	380	0.70	5.00	
60412	310.30	311.30	13	210	230	0.70	5.00	
60413	311.30	312.40	12	166	145	0.90	5.00	
60414	312.40	313.10	19	240	340	2.70	5.00	
60415	313.10	314.10	13	138	230	1.80	19.00	
60416	314.10	315.50	9	23	149	0.90	12.00	
60417	315.50	316.60	7	9	43	0.60	5.00	
60418	317.30	318.50	7	7	48	0.70	13.00	
60419	318.50	319.60	6	6	42	1.00	5.00	
60420	319.60	320.70	13	9	59	1.50	5.00	
60421	320.70	321.70	10	8	52	1.50	18.00	
60422	321.70	322.60	10	6	40	1.60	20.00	
60423	322.60	323.60	13	10	57	2.70	38.00	
60424	323.60	325.00	12	10	50	2.30	35.00	
60425	325.00	326.00	11	7	59	1.90	31.00	

60426	326.00	327.00	10	7	41	1.80	31.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-12	5364284.2860	473508.0421	377.7700	292.600	-56.0	143.0	12775	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-08 00:00:00	2005-02-10 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	143.00	-56.00
8.20	137.50	-57.00
83.80	146.50	-54.00
150.00	145.50	-52.00
202.70	146.00	-50.00
290.20	148.00	-50.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.10	OB	
3.10	3.50	3L	
3.50	14.20	3T	
14.20	17.45	3T	3L
17.45	27.10	3L	3A
27.10	29.20	3T	
29.20	40.80	3L	3A
40.80	50.00	3T	
50.00	68.30	3T	3L
68.30	71.30	3T	
71.30	72.80	3T	
72.80	80.20	3T	
80.20	86.40	3L	
86.40	94.10	3T	
94.10	99.45	6BAM	
99.45	101.10	3T	
101.10	114.90	6BAM	
114.90	119.20	7DY	
119.20	145.30	6B	
145.30	161.60	3T	
161.60	176.00	6B	

176.00	181.00	4SI	
181.00	226.60	6B	
226.60	229.80	3X	
229.80	230.70	3T	5sms_pym
230.70	232.60	3X	
232.60	233.20	3T	5sms_pym
233.20	233.80	QV	3T
233.80	235.60	7DY	
235.60	239.70	3T	5ssms_py
239.70	244.00	3T	5Stwk_Qtz_py
244.00	248.25	3T	5ssms_py
248.25	261.30	5ms_bm	
261.30	262.30	3L	5CH_Blk
262.30	267.60	3T	5ssms_py
267.60	269.70	3T	5ssms_py
269.70	270.40	5Stwk_Qtz_py	3T
270.40	279.70	3T	5ssms_py
279.70	280.80	5Stwk_Qtz_py	3T
280.80	286.00	3T	3L
286.00	290.00	3L	mod_FeCrb
290.00	292.60	3T	mod_FeCrb

Assay

60487	247.25	248.25	110	127	250	1.90	90.00	
60488	248.25	248.95	5100	27000	129000	45.90	379.00	
60489	248.95	249.85	6200	5400	90000	26.40	544.00	
60490	249.85	251.70	4500	16900	65000	53.80	1052.00	
60491	251.70	253.20	10500	29000	54000	82.90	975.00	
60492	253.20	254.45	4100	17500	80000	66.80	1161.00	
60493	254.45	255.75	4000	3600	47000	32.20	1189.00	
60494	255.75	257.00	6200	13500	144000	69.20	1205.00	
60495	257.00	258.00	7100	29000	101000	150.70	1742.00	
60496	258.00	259.00	15800	99000	109000	325.30	1601.00	
60497	259.00	260.00	13100	122000	142000	393.80	3741.00	
60498	260.00	261.30	6100	52000	142000	212.30	1973.00	
60499	261.30	262.30	2000	14900	23000	68.80	872.00	
60523	262.30	263.30	39	156	1900	2.00	117.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-13	5364293.6470	473500.5339	376.0000	80.800	-60.0	141.0	12787	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-11 00:00:00	2005-02-12 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	143.00	-60.00
6.70	141.00	-62.00
71.60	141.00	-64.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-14	5364293.6470	473500.5339	376.0000	121.900	-60.0	143.0	12787	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-12 00:00:00	2005-02-13 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	143.00	-60.00
6.70	142.00	-61.00
37.70	144.50	-59.00
92.00	147.50	-55.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.00	OB	
2.00	14.40	1F	
14.40	20.60	3L	
20.60	23.20	4A	5CH
23.20	24.90	3T	3L
24.90	25.80	4SI	

25.80	26.50	3T	
26.50	31.10	5CH	4A
31.10	31.50	4A	3T
31.50	32.20	4SI	
32.20	33.30	3T	
33.30	34.20	3T	QV
34.20	35.20	3T	
35.20	36.30	QV	
36.30	37.50	3T	
37.50	40.80	3L	
40.80	42.70	7DY	
42.70	44.30	4A	3T
44.30	46.10	3T	
46.10	48.00	3T	
48.00	58.50	3L	3A
58.50	64.00	4A	3T
64.00	66.20	3T	
66.20	77.80	3X	
77.80	82.30	6BAM	
82.30	87.20	3X	
87.20	89.60	3X	
89.60	91.10	4SI	3T
91.10	92.50	3T	

92.50	99.20	3T	3L
99.20	108.50	6BAM	
108.50	118.40	3T	
118.40	121.90	6BAM	

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-15	5364284.2860	473508.0421	377.7700	256.300	-47.0	141.0	12775	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-14 00:00:00	2005-02-17 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-47.00
9.80	141.50	-48.00
113.40	151.50	-40.00
142.30	152.50	-39.00
255.10	153.50	-37.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.90	OB	
3.90	11.60	3T	
11.60	36.00	3L	3A
36.00	45.30	3T	
45.30	46.10	3F	
46.10	48.90	3L	
48.90	55.90	3T	3L
55.90	56.50	3T	
56.50	57.00	3X	
57.00	57.30	3T	
57.30	59.90	3X	
59.90	63.70	3L	
63.70	64.40	3T	
64.40	70.20	3X	
70.20	85.50	3T	
85.50	90.80	6BAM	
90.80	91.40	3T	
91.40	100.90	6B	
100.90	106.20	3T	
106.20	119.50	6B	
119.50	129.50	3T	

129.50	131.40	3T	QV
131.40	136.20	3T	
136.20	138.50	4A	
138.50	210.65	6BAM	
210.65	213.00	3T	
213.00	214.80	7DY	
214.80	218.80	3L	3T
218.80	219.20	5ms_bm	
219.20	219.55	5ms_bm	3T
219.55	221.10	5ssms_py	5Stwk_Qtz_py
221.10	221.80	5sms_py	3T
221.80	223.20	5ms_bm	
223.20	223.80	5sms_py	3T
223.80	224.65	5ms_py	
224.65	225.90	5sms_py	
225.90	226.40	5ms_bm	
226.40	226.60	3T	5ssms_bm
226.60	227.20	5sms_py	3T
227.20	230.40	3T_Blk	
230.40	232.40	QV	3T
232.40	233.50	3T	5sms_py
233.50	234.10	mod_FeCrb	5ssms_py
234.10	234.50	3T	5sms_pym

234.50	235.10	mod_FeCrb	5ssms_py
235.10	235.40	3T	5ssms_pym
235.40	236.10	mod_FeCrb	5ssms_pym
236.10	237.20	3T	5ssms_py
237.20	237.70	5ms_py	
237.70	241.30	3T	3L
241.30	242.60	3T	5Stwk_Qtz_py
242.60	243.10	5ms_py	
243.10	243.40	3T	5ssms_py
243.40	243.90	3T	
243.90	255.30	1F	mod_FeCrb
255.30	256.10	Fault Zone	
256.10	256.30	3T	3L

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
60501	214.90	215.40	144	540	1200	3.30	72.00	
60502	215.40	216.10	79	430	600	1.90	24.00	
60503	216.10	217.60	109	280	660	1.80	40.00	
60504	217.60	218.80	280	1200	1500	5.20	195.00	
60505	218.80	219.55	4700	29000	36000	63.40	1908.00	
60506	219.55	221.10	330	1700	2800	5.40	126.00	
60507	221.10	221.80	2700	20600	18600	58.20	1845.00	
60508	221.80	223.20	3400	28000	35000	78.10	2418.00	

60509	223.20	223.80	1200	4900	7800	36.60	968.00	
60510	223.80	224.65	1300	4500	8200	19.20	1201.00	
60511	224.65	226.00	3300	9100	17000	157.50	1632.00	
60512	226.00	226.50	3500	7100	103000	51.00	1293.00	
60513	226.50	227.50	59	370	550	1.90	102.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-16	5364323.4400	473477.5120	368.8800	384.400	-59.0	141.0	12825	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-17 00:00:00	2005-02-25 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-59.00
9.80	140.50	-59.00
120.00	144.50	-58.00
214.00	146.00	-57.00
268.80	146.00	-57.00
329.80	147.00	-57.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.30	OB	
3.30	65.00	1F	2F
65.00	70.50	3L	3A
70.50	98.50	3L	3T

98.50	103.40	3T	3L
103.40	104.70	3L	3A
104.70	109.10	3T	
109.10	113.30	3L	
113.30	116.40	4A	
116.40	116.80	QV	
116.80	194.00	6BAM	
194.00	203.80	3T	
203.80	254.10	6BAM	
254.10	256.60	3T	
256.60	259.30	6BAM	
259.30	261.00	4A	
261.00	267.10	3T	
267.10	274.10	3T	3L
274.10	277.80	3T	5CH_Blk
277.80	291.40	3T	
291.40	291.60	5CH	QV
291.60	292.10	4A_Blk	
292.10	292.80	5CH_Blk	4A
292.80	299.90	3T	3L
299.90	308.10	3T	
308.10	310.30	3T	
310.30	315.50	4SI	

315.50	316.40	3T	
316.40	321.50	5CH	3T
321.50	323.30	6BAM	
323.30	325.00	3T	
325.00	340.90	3T	3L
340.90	345.30	3T	
345.30	346.20	3T	
346.20	352.50	3L	5ssms_py
352.50	355.40	3T	5Stwk_Qtz_py
355.40	358.40	3T	5Stwk_Qtz_py
358.40	360.90	3T	
360.90	362.30	5ms_bm	
362.30	363.25	5ms_bm	
363.25	365.05	5ms_bm	
365.05	365.80	5ms_bm	
365.80	366.25	5ms_bm	
366.25	367.65	5ms_bm	
367.65	368.50	3L	
368.50	369.60	QV(poly)	3T
369.60	374.80	3L	
374.80	376.15	QV(poly)	
376.15	376.55	3L	
376.55	378.50	QV(poly)	3T

378.50	381.43	3L	5ssms_py
381.43	382.55	3T	5ssms_py
382.55	384.15	3T	5ssms_py
384.15	384.40	3T	QV(poly)

Assay

60524	352.80	353.80	320	1200	2600	4.40	45.00	
60525	353.80	354.20	1600	17500	22300	35.60	189.00	
60526	354.20	355.40	102	390	880	1.20	41.00	
60527	355.40	356.40	740	12800	21900	20.50	219.00	
60528	356.40	357.40	1400	15200	18600	28.80	243.00	
60529	357.40	358.40	820	8600	10500	29.10	247.00	
60530	358.40	359.90	21	250	214	0.90	34.00	
60514	359.90	360.90	42	590	710	2.20	90.00	
60515	360.90	362.30	26300	58000	153000	202.10	704.00	
60516	362.30	363.25	17600	10900	115000	39.70	541.00	
60517	363.25	365.05	4800	25600	231000	94.50	1125.00	
60518	365.05	365.80	9200	50000	320000	164.40	833.00	
60519	365.80	366.25	19200	84000	90000	157.50	954.00	
60520	366.25	367.65	15000	151000	154000	277.40	693.00	
60521	367.65	368.65	570	3500	6000	7.53	135.00	
60522	368.65	369.65	88	500	480	1.50	22.00	
60531	369.65	370.80	134	830	1030	2.40	37.00	
60532	370.80	371.70	51	380	300	1.40	23.00	
60533	371.70	372.35	470	1700	2200	4.60	39.00	
60534	372.35	373.55	38	320	250	2.20	57.00	
60535	373.55	374.50	690	4900	8200	8.90	43.00	

60536	374.50	374.95	3800	58000	17300	100.00	21.00	
60537	374.95	376.00	12	48	68	0.20	5.00	
60538	376.00	377.00	61	820	790	1.60	59.00	
60539	377.00	378.00	30	45	46	0.50	5.00	
60540	378.00	379.50	58	670	640	2.50	57.00	
60541	379.50	381.15	50	1500	1400	3.10	41.00	
60542	381.15	381.43	150	4500	5500	8.20	71.00	
60543	381.43	382.55	62	2600	2700	4.40	38.00	
60544	382.55	384.15	240	2300	5300	8.90	45.00	
60545	384.15	384.40	72	9100	7700	18.80	26.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-17	5364323.5660	473477.4360	368.8600	180.700	-61.0	141.0	12825	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-25 00:00:00	2005-02-28 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
6.70	140.00	-61.50
31.10	141.00	-61.00
50.00	143.00	-50.00
68.00	144.50	-61.00
134.70	145.00	-59.00
171.30	145.50	-58.00

Rock_code

Depth From	DepthTo	Code	Secondary
0.00	3.40	OB	
3.40	11.20	1AB	2AB
11.20	30.50	1F	
30.50	38.80	6B	
38.80	41.40	3T	
41.40	42.20	3T	
42.20	42.70	3T	
42.70	47.00	3T	
47.00	54.30	3T	
54.30	57.10	3T	
57.10	58.50	3T	
58.50	67.70	3T	
67.70	74.80	3L	3A
74.80	77.30	3T	
77.30	78.30	3L	
78.30	78.80	3X	
78.80	79.90	3L	
79.90	85.10	3X	
85.10	98.50	3A	3L
98.50	100.90	3T	
100.90	102.00	3L	

102.00	104.90	3T	
104.90	105.50	3L	
105.50	107.70	3T	
107.70	111.60	3L	
111.60	115.60	3T	
115.60	116.50	QV	
116.50	118.00	3L	
118.00	119.10	3L	
119.10	120.00	3L	
120.00	120.70	7DY	
120.70	121.30	3L	3A
121.30	125.10	3T	
125.10	127.50	3T	
127.50	180.70	6BAM	

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-18	5364323.2900	473476.7579	372.0000	11.300	-64.0	141.0	12825	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-02-28 00:00:00	2005-02-28 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-64.00
9.80	141.00	-66.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-19	5364324.0600	473477.5460	368.8840	422.800	-64.0	141.0	12825	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-01 00:00:00	2005-03-11 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-64.00
7.60	141.00	-65.00
37.20	137.50	-64.00
86.00	142.00	-63.00
135.60	146.50	-62.00
177.40	145.70	-62.00
247.50	145.00	-59.00
306.30	146.50	-57.00
351.10	150.50	-57.00
421.20	151.00	-56.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.80	OB	
2.80	10.10	2AB	
10.10	35.20	2F	
35.20	55.40	2F	
55.40	70.10	2F	
70.10	78.90	3L	
78.90	79.30	3T	
79.30	81.90	3L	
81.90	85.80	3X	
85.80	93.60	3L	
93.60	96.30	3T	
96.30	98.20	3L	
98.20	102.80	3T	
102.80	106.60	3L	3T
106.60	107.00	3T	
107.00	109.50	3L	
109.50	109.80	4SI	
109.80	112.20	3L	
112.20	112.60	3T	
112.60	138.20	3L	
138.20	151.80	6BAM	

151.80	155.80	3T	
155.80	157.80	6BAM	
157.80	158.70	3T	
158.70	162.50	6BAM	
162.50	195.30	3T	
195.30	195.90	6B	
195.90	198.40	3T	
198.40	199.30	6BAM	
199.30	213.90	3T	
213.90	215.20	4A	
215.20	220.00	4SI	
220.00	224.60	3L	
224.60	227.50	4SI	
227.50	230.40	3T	3L
230.40	241.00	3T	
241.00	247.00	3T	3L
247.00	252.30	3T	
252.30	255.10	3T	3L
255.10	258.80	4SI	
258.80	261.30	3T	3L
261.30	272.40	4SI	4A
272.40	276.70	6BAM	
276.70	277.50	3T	3L

277.50	298.60	7DY	
298.60	311.90	3T	3L
311.90	332.00	7DY	
332.00	332.50	3T	
332.50	333.60	4SI	5sms_pym
333.60	334.60	4A_Blk	5ssms_py
334.60	334.80	5ms_pym	4SI
334.80	335.70	4SI	5CH_Blk
335.70	337.00	3X	
337.00	338.30	4SI	
338.30	339.00	3T	
339.00	339.90	4SI	
339.90	341.30	3T	3L
341.30	349.20	3L	3T
349.20	350.60	3T	
350.60	354.10	6BAM	
354.10	363.50	3T	
363.50	364.70	4A	5ssms_pym
364.70	365.50	3T	
365.50	366.00	4A	5ssms_pym
366.00	368.00	3T	5ssms_py
368.00	370.70	7DY	QV
370.70	376.20	3T	5ssms_py

376.20	377.00	5ms_bm	4A
377.00	377.70	4A	5sms_bm
377.70	380.00	3T	5Stwk_Qtz_py
380.00	380.35	5ms_bm	
380.35	392.80	3T	5Stwk_Qtz_py
392.80	394.30	4A_Blk	4SI
394.30	398.50	3L	3T
398.50	400.00	3T	5ssms_py
400.00	400.80	3T	5sms_py
400.80	404.10	3T	5ssms_py
404.10	404.90	3L	5ssms_py
404.90	406.20	3T	5Stwk_Qtz_py
406.20	406.50	5Stwk_Qtz_py	3T
406.50	410.90	3T	5ssms_py
410.90	412.00	3T	
412.00	413.00	3T	5ssms_py
413.00	417.60	3T	QV
417.60	418.70	3T	QV
418.70	422.30	3T	5ssms_py
422.30	422.80	3T	Shear Zone

Assay

60546	369.80	370.80	19	36	35	0.40	5.00	

60547	370.80	371.80	820	4500	7700	18.20	92.00	
60548	371.80	372.40	780	3600	9800	11.30	61.00	
60549	372.40	373.00	65	300	310	1.60	103.00	
60550	373.00	374.00	510	1600	5100	4.50	69.00	
60551	374.00	376.00	670	4000	2400	7.19	114.00	
60552	376.00	377.00	3600	24500	71000	45.50	500.00	
60553	377.00	377.70	1600	3400	31000	11.30	140.00	
60554	377.70	378.50	166	430	1600	2.20	22.00	
60555	378.50	380.00	610	1500	6300	6.16	63.00	
60556	380.00	380.35	19700	73000	113000	167.80	666.00	
60557	380.35	381.35	510	3600	5400	26.40	208.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-20	5364230.1980	473550.7330	395.8150	232.300	-53.0	141.0	12706	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-11 00:00:00	2005-03-17 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
21.90	141.00	-53.00
178.00	148.50	-50.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.00	OB	
4.00	6.80	3L	
6.80	16.30	3T	
16.30	17.10	3T	Shear Zone
17.10	32.00	3T	
32.00	33.80	3T	3L
33.80	44.10	3T	

44.10	48.10	7DY	
48.10	48.90	3T	
48.90	50.00	3T	3L
50.00	64.60	3T	
64.60	71.40	7DY	
71.40	71.90	7DY	
71.90	72.20	7DY	
72.20	75.40	7DY	
75.40	86.80	3T	
86.80	91.50	6B	
91.50	155.40	6BAM	
155.40	156.00	4A	
156.00	156.30	3L	
156.30	156.60	3T	
156.60	156.70	7DY	
156.70	156.80	4A	
156.80	159.40	7DY	
159.40	159.50	3T	
159.50	160.00	4A	
160.00	160.90	7DY	
160.90	162.25	QV(poly)	
162.25	163.35	5ms_py	
163.35	163.85	5ms_py	

163.85	164.45	5ms_py	
164.45	166.60	5ssms_py	
166.60	168.30	3L	
168.30	168.90	5ms_bm	
168.90	169.20	5ms_bm	
169.20	170.35	3L	
170.35	170.45	5ms_bm	
170.45	170.75	5ms_bm	
170.75	171.30	5ms_bm	
171.30	173.90	5sms_py	
173.90	174.50	5ms_bm	
174.50	174.65	5ms_bm	3T_Blk
174.65	175.05	5ms_py	
175.05	175.10	3T_Blk	
175.10	175.80	QV	
175.80	176.20	5ms_pym	
176.20	177.90	4A_Blk	5ssms_py
177.90	179.10	5CH_Blk	3T
179.10	185.90	3T	5ssms_py
185.90	186.80	4A_Blk	5sms_pym
186.80	189.95	4A_Blk	5ssms_pym
189.95	195.05	5ms_py	
195.05	195.75	3T	5ssms_py

195.75	197.80	5ms_py	
197.80	198.70	3T	5sms_py
198.70	199.50	3T	QV
199.50	200.30	3T	5ssms_py
200.30	201.10	3T	5ssms_py
201.10	207.70	7DY	
207.70	208.00	3T	
208.00	210.30	7DY	
210.30	215.20	3T	
215.20	232.30	3T	3L

Assay

60558	161.35	162.35	660	3600	4500	6.85	215.00	
60559	162.35	163.40	600	4200	6200	11.60	658.00	
60560	163.40	164.55	770	4600	5800	11.60	698.00	
60561	164.55	165.40	1500	9200	14800	15.80	934.00	
60562	165.40	166.60	1300	13900	13600	25.70	425.00	
60563	166.60	168.30	101	560	1700	2.60	51.00	
60564	168.30	169.30	4600	34000	96000	147.30	1342.00	
60565	169.30	170.35	450	1800	2900	8.56	186.00	
60566	170.35	171.40	3700	33000	40000	75.70	3261.00	
60567	171.40	172.50	182	2700	3000	8.56	250.00	
60568	172.50	173.60	55	240	540	2.00	113.00	

60569	173.60	174.10	2000	8300	11700	55.10	842.00	
60570	174.10	174.65	7400	52000	77000	171.20	4442.00	
60571	174.65	175.10	210	1200	1300	7.53	533.00	
60572	175.10	176.10	57	310	340	2.10	81.00	
60573	176.10	177.10	51	120	460	1.40	74.00	
60574	188.95	189.95	24	43	171	1.90	22.00	
60575	189.95	191.00	120	300	1300	5.70	87.00	
60576	191.00	192.00	74	144	900	4.50	78.00	
60577	192.00	193.00	34	350	680	3.10	86.00	
60578	193.00	194.00	17	192	210	2.60	71.00	
60579	194.00	195.05	28	260	400	2.30	73.00	
60580	195.05	195.35	19	240	250	2.30	88.00	
60581	195.35	195.75	18	62	290	1.50	79.00	
60582	195.75	196.80	16	44	88	1.70	22.00	
60583	196.80	197.80	51	59	1900	3.10	35.00	
60584	197.80	198.70	51	700	700	3.40	25.00	
60585	198.70	199.70	50	600	1500	2.10	18.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-21	5364397.0080	473417.6307	335.5000	611.400	-61.0	141.0	12920	3300

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-12 00:00:00	2005-03-21 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
13.70	141.00	-60.00
59.40	145.00	-60.00
99.40	149.50	-59.00
142.00	149.50	-58.00
182.00	145.50	-57.00
407.20	149.50	-54.00
470.00	150.50	-54.00
552.60	149.50	-53.00
608.40	150.50	-53.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.00	OB	
3.00	4.00	3F	
4.00	7.60	6BAM	
7.60	28.10	3AB	
28.10	39.00	3F	
39.00	44.20	1F	
44.20	51.20	3T	
51.20	55.30	3AB	
55.30	65.10	3F	
65.10	73.90	1F	
73.90	77.00	3T	
77.00	79.90	3T	3L
79.90	82.00	7DY	
82.00	83.80	3T	
83.80	86.30	3L	
86.30	100.20	3A	3L
100.20	103.50	3T	
103.50	108.20	3L	
108.20	117.00	3AB	
117.00	118.00	3T	3L
118.00	118.70	3T	4SI

118.70	119.10	4A	
119.10	129.90	3HB	
129.90	131.40	3HB	QV
131.40	136.30	3X	
136.30	138.90	4SI	QV
138.90	141.40	3X	
141.40	141.50	4G	
141.50	144.00	4SI	
144.00	158.10	7DY	
158.10	158.70	4SI	3T
158.70	161.90	7DY	
161.90	163.00	3T	4A
163.00	165.90	3T	
165.90	167.00	3T	QV
167.00	167.80	7DY	
167.80	170.50	3T	
170.50	171.60	QV	Shear Zone
171.60	173.20	3T	
173.20	181.80	mod_FeCrb	3T
181.80	221.30	3T	
221.30	231.80	3T	
231.80	236.80	4SI	
236.80	239.50	3L	3T

239.50	241.20	3T	
241.20	241.80	Shear Zone	6BAM
241.80	274.30	6BAM	
274.30	278.80	3L	3T
278.80	282.90	3T	
282.90	283.90	3T	3L
283.90	286.50	3T	
286.50	291.50	3F	
291.50	294.20	3T	
294.20	304.50	3F	
304.50	323.70	6BAM	
323.70	330.90	3T	4SI
330.90	331.00	4G	QV
331.00	331.10	5ms_py	
331.10	333.60	3T	
333.60	333.80	5CH	
333.80	340.00	3T	
340.00	366.60	7DY	
366.60	371.70	3T	
371.70	373.50	4G	3T
373.50	377.30	3T	
377.30	381.70	3T	
381.70	388.70	7DY	

388.70	391.70	3T	
391.70	392.40	3L	
392.40	394.00	4G	5CH_Blk
394.00	395.50	3L	
395.50	400.30	3T	
400.30	405.60	6BAM	
405.60	408.10	3T	
408.10	411.60	6BAM	
411.60	412.80	3T	
412.80	414.30	4A_Blk	3T
414.30	428.00	3T	
428.00	428.90	6BAM	
428.90	434.70	3T	4A
434.70	435.60	6BAM	
435.60	436.90	3T	4A
436.90	437.90	3T	3L
437.90	461.90	7DY	
461.90	463.00	3T	
463.00	464.50	3T	4SI
464.50	474.90	3L	
474.90	496.60	6BAM	
496.60	497.30	3L	
497.30	497.80	4A_Blk	5sms_pym

497.80	499.00	3T	5Stwk_Qtz_py
499.00	500.30	3T	5ssms_py
500.30	500.80	5ms_py	
500.80	502.20	3T	
502.20	509.40	3L	
509.40	510.40	5CH_Blk	3T
510.40	511.80	4A_Blk	5ssms_pym
511.80	514.00	5CH_Blk	5Stwk_Qtz_py
514.00	515.10	3T	4SI
515.10	515.35	3T	5sms_bm
515.35	515.95	5ms_bm	
515.95	517.55	3T	Shear Zone
517.55	546.70	3F	
546.70	549.70	Shear Zone	3F
549.70	553.70	3T	QV
553.70	556.10	3T	3L
556.10	593.90	3T	Shear Zone
593.90	594.80	QV	
594.80	596.50	3T	
596.50	598.10	QV	3T
598.10	602.00	Shear Zone	3T
602.00	607.00	QV	3T
607.00	611.40	3T	

Assay

60627	497.80	499.00	43	50	200	1.20	5.00	
60628	499.00	500.30	24	21	152	0.70	5.00	
60629	500.30	500.80	15	53	71	1.40	5.00	
60630	500.80	502.20	2	20	129	0.60	5.00	
60631	511.80	512.80	200	178	950	3.30	168.00	
60632	512.80	514.00	215	57	460	1.60	40.00	
60633	514.00	515.10	51	38	290	1.20	44.00	
60634	515.10	515.95	1700	9500	39000	37.30	113.00	
60635	515.95	517.55	182	55	88	1.40	5.00	
60636	517.55	517.95	63	47	172	1.30	35.00	
60637	517.95	518.95	33	20	107	1.10	48.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-22	5364168.2210	473598.2420	409.1050	179.500	-70.0	141.0	12626	3297

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-17 00:00:00	2005-03-19 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	136.50	-70.00
50.30	136.50	-71.00
102.70	139.50	-71.00
179.50	139.50	-71.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.40	OB	
2.40	60.20	1F	2F
60.20	61.00	3T	
61.00	64.30	7DY	
64.30	69.60	3T	3L
69.60	70.70	3T	

70.70	71.80	3T	
71.80	72.60	3T	3L
72.60	100.50	3T	
100.50	101.10	5ms_py	
101.10	101.40	QV	3T
101.40	102.40	3T	
102.40	105.40	5ms_py	
105.40	105.80	3T	
105.80	106.80	QV	Fault Zone
106.80	109.30	7DY	
109.30	109.50	3T	
109.50	111.00	5sms_bm	
111.00	112.85	5ms_py	
112.85	115.80	5ms_bm	
115.80	120.10	5ms_py	
120.10	122.20	5ms_bm	
122.20	128.10	5ms_py	
128.10	139.80	3T	QV
139.80	140.20	4A_Blk	
140.20	140.50	3T	
140.50	141.80	3T	
141.80	143.50	3T	
143.50	145.70	5ms_py	

145.70	149.50	3T	3L
149.50	158.20	3T	
158.20	159.10	5ms_py	
159.10	159.70	5ms_py	3T
159.70	162.80	3T	
162.80	164.20	3T	
164.20	165.20	3L	3T
165.20	167.50	3T	
167.50	168.90	3L	
168.90	170.00	3T	
170.00	174.30	6B	
174.30	179.50	3T	

Assay

60586	82.30	83.30	360	7100	8800	5.20	41.00	
60587	83.30	84.30	720	10500	10800	7.53	29.00	
60588	84.30	85.50	1200	9000	16400	7.88	45.00	
60589	89.60	90.80	460	2100	8300	3.90	71.00	
60590	90.80	91.90	590	1900	13100	2.40	69.00	
60591	91.90	93.10	213	3900	5500	2.80	55.00	
60592	93.10	94.50	210	5500	6700	3.90	52.00	
60593	94.50	95.40	129	7000	9400	10.60	29.00	
60594	95.40	96.30	108	1700	3400	3.10	32.00	

60595	96.30	97.10	380	3000	22300	9.93	51.00	
60596	98.60	99.50	109	1300	3400	9.25	38.00	
60597	99.50	100.50	500	1500	9900	15.40	68.00	
60598	100.50	101.10	157	790	1500	6.51	122.00	
60599	102.50	104.00	220	840	2200	5.50	96.00	
60600	104.00	105.30	300	1500	2600	6.51	183.00	
60601	108.40	109.40	72	280	460	1.40	5.00	
60602	109.40	110.40	3800	38000	39000	167.80	2883.00	
60603	110.40	112.20	660	9300	12800	42.80	1268.00	
60604	112.20	113.00	4000	42000	49000	208.90	4816.00	
60605	113.00	113.80	6400	51000	55000	184.90	8515.00	
60606	113.80	114.60	4100	49000	50000	208.90	15640.00	
60607	114.60	115.80	6800	61000	70000	291.10	12348.00	
60608	115.80	117.80	1800	9000	9700	178.10	3977.00	
60609	117.80	119.70	2800	16600	25700	191.80	3183.00	
60610	119.70	121.90	12000	60000	75000	373.30	2859.00	
60611	121.90	123.90	780	4700	9800	51.40	1474.00	
60612	123.90	125.30	310	1600	2800	15.40	518.00	
60613	125.30	126.70	65	450	1600	5.00	386.00	
60614	126.70	128.10	240	360	2000	5.50	305.00	
60615	128.10	129.10	22	104	260	1.60	98.00	
60616	143.50	144.50	19	63	240	4.10	109.00	
60617	144.50	145.85	22	66	210	12.30	213.00	

60618	149.00	151.00	39	320	390	5.70	136.00	
60619	151.00	153.00	10	152	230	1.40	40.00	
60620	153.00	154.40	21	240	440	2.30	50.00	
60621	154.40	155.00	14	134	127	1.40	28.00	
60622	155.00	155.70	18	230	480	1.20	30.00	
60623	155.70	156.20	630	2900	6600	20.20	118.00	
60624	156.20	158.20	13	72	110	1.00	52.00	
60625	158.20	159.20	34	154	310	2.60	63.00	
60626	159.20	160.60	23	66	176	1.20	25.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-23	5364166.7170	473599.4590	408.9260	260.600	-45.0	141.0	12626	3297

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-19 00:00:00	2005-03-23 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-45.00
70.10	143.50	-45.00

100.60	141.50	-45.00
204.80	149.50	-40.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.50	OB	
1.50	12.20	1F	
12.20	21.10	3T	3L
21.10	21.30	4G	5CH_Blk
21.30	23.20	3T	
23.20	24.60	5CH_Blk	3T
24.60	29.80	3L	3T
29.80	35.20	3T	
35.20	56.70	3T	
56.70	57.10	5ms_py	
57.10	57.70	4A	
57.70	60.60	3T	4A_Blk
60.60	62.00	3L	Shear Zone
62.00	64.50	3L	
64.50	65.00	3T	
65.00	66.60	3L	
66.60	68.90	3L	
68.90	69.20	6B	
69.20	75.60	3L	3T

75.60	79.90	3T	
79.90	80.10	7DY	
80.10	81.10	3T	
81.10	82.40	3T	
82.40	82.80	7DY	
82.80	83.80	3T	
83.80	84.40	7DY	
84.40	87.80	3T	
87.80	89.10	3T	
89.10	91.40	3T	Shear Zone
91.40	91.90	3T	3L
91.90	92.60	3T	
92.60	93.50	3X	
93.50	96.40	3T	
96.40	123.80	3T	
123.80	128.00	3T	
128.00	131.00	3T	
131.00	145.50	3T	
145.50	159.20	3T	
159.20	160.10	3L	
160.10	161.00	3T	
161.00	171.60	3T	
171.60	171.90	4A	

171.90	174.40	3T	
174.40	178.20	3T	
178.20	181.00	3T	
181.00	186.30	3T	
186.30	204.40	3T	7DY
204.40	205.90	3T	
205.90	207.10	3T	
207.10	208.80	3T	
208.80	212.10	3T	
212.10	213.00	3T	
213.00	213.50	7DY	
213.50	216.50	3L	
216.50	223.00	3T	
223.00	225.10	3T	
225.10	228.00	3T	
228.00	230.40	6B	
230.40	237.40	3T	
237.40	239.50	3T	
239.50	240.60	6B	
240.60	260.60	3T	

Assay

60642	106.80	108.00	52	26	1800	0.20	5.00	

60643	108.00	108.60	320	510	14800	0.80	5.00	
60644	108.60	109.40	134	290	4800	0.70	5.00	
60645	109.40	110.60	420	330	16800	0.80	5.00	
60646	110.60	111.80	73	110	3800	0.50	5.00	
60647	111.80	112.60	72	75	3900	0.40	5.00	
60648	114.00	115.20	105	180	4600	0.60	5.00	
60649	115.20	115.90	67	31	4300	0.20	5.00	
60650	115.90	116.80	90	21	3900	0.30	5.00	
60651	130.20	130.90	52	870	1800	0.70	5.00	
60652	130.90	132.20	84	57	970	0.30	5.00	
60653	132.20	133.00	161	480	6400	1.00	5.00	
60654	133.00	133.70	133	760	500	0.60	5.00	
60655	145.00	145.70	76	680	5900	0.50	5.00	
60656	149.40	150.40	142	430	4900	0.30	5.00	
60657	150.40	151.40	97	220	2800	0.30	5.00	
60658	151.40	152.50	270	65	7200	0.40	5.00	
60659	152.50	153.40	200	53	6500	0.30	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-24	5364337.4820	473527.0740	372.9000	444.100	-62.0	141.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-21 00:00:00	2005-04-02 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-62.00
11.30	144.50	-63.00
99.70	146.50	-62.00
154.20	145.50	-61.00
267.30	145.50	-59.00
381.00	147.50	-58.00
441.00	150.50	-57.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.20	OB	
4.20	5.10	3L	
5.10	8.60	1F	
8.60	45.50	1F	2F
45.50	45.90	3T	
45.90	111.10	3A	3T
111.10	137.30	6BAM	
137.30	139.10	3T	3X
139.10	141.60	7DY	
141.60	147.30	3T	
147.30	170.80	3T	
170.80	177.40	7DY	
177.40	184.10	3T	
184.10	189.70	7DY	
189.70	197.00	3T	
197.00	217.90	3T	
217.90	220.40	3T	
220.40	224.10	1F	
224.10	225.00	3T	
225.00	226.70	3L	
226.70	231.90	3T	

231.90	247.70	6BAM	
247.70	248.50	7DY	
248.50	250.60	3T	
250.60	266.50	7DY	
266.50	268.70	3L	3T
268.70	268.90	5ms_py	5CH
268.90	273.10	3T	
273.10	275.80	3L	
275.80	283.20	3T	
283.20	302.20	7DY	
302.20	305.50	4A	3T
305.50	309.10	3T	
309.10	309.60	3T	
309.60	310.30	3T	
310.30	310.40	4A_Blk	
310.40	311.00	3T	3L
311.00	313.60	3T	
313.60	320.60	3T	
320.60	323.00	3T	
323.00	326.30	3T	
326.30	328.30	6B	
328.30	333.20	3T	3L
333.20	334.00	BX	

334.00	338.70	7DY	
338.70	362.00	3T	3L
362.00	368.40	3T	
368.40	371.20	3T	
371.20	371.80	3T	
371.80	374.50	3T	3L
374.50	379.80	3T	
379.80	380.70	3T	
380.70	381.00	3T	
381.00	386.20	3T	4A
386.20	389.90	3T	
389.90	397.20	3T	
397.20	398.50	3L	
398.50	401.00	3T	
401.00	401.90	3L	
401.90	402.80	3T	5sms_py
402.80	406.10	3L	
406.10	406.30	5sms_py	
406.30	408.30	4A	3T
408.30	414.60	3T	
414.60	416.30	3T	
416.30	420.80	3T	
420.80	422.70	7DY	

422.70	444.10	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
60692	348.70	349.70	70	1400	1600	2.30	16.00	
60693	349.70	350.80	980	5100	15000	11.00	54.00	
60694	350.80	351.80	1700	12200	35000	26.00	231.00	
60695	351.80	352.90	790	8500	19600	15.80	188.00	
60696	352.90	353.80	540	1800	15300	4.80	53.00	
60697	353.80	354.80	2000	12500	26100	30.10	334.00	
60698	354.80	356.30	440	4100	7200	7.53	65.00	
60699	356.30	357.80	240	6100	3100	6.51	37.00	
60700	357.80	359.20	83	4800	6600	5.10	25.00	
60701	359.20	360.40	2500	9800	49000	22.60	183.00	
60702	360.40	361.00	1300	15300	13300	28.80	190.00	
60703	361.00	361.40	2000	28000	43000	65.10	505.00	
60704	361.40	362.80	2100	11500	21100	56.80	198.00	
60705	362.80	364.40	560	3900	3900	20.20	133.00	
60706	364.40	365.90	470	4100	4300	14.70	121.00	
60707	365.90	367.10	990	6200	3400	10.60	47.00	
60708	367.10	368.40	176	1300	720	4.40	147.00	
60709	368.40	369.80	97	550	880	5.40	208.00	
60710	369.80	370.60	13900	48000	71000	571.90	628.00	
60711	370.60	371.20	14100	12200	22000	195.20	953.00	

60712	371.20	372.30	260	2300	3000	11.60	137.00	
60713	372.30	373.30	2200	29000	23500	39.40	96.00	
60714	373.30	374.50	710	8000	5100	7.19	18.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-25	5364277.5620	473450.8260	369.3650	355.100	-56.0	141.0	12805	3250

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-03-28 00:00:00	2005-04-03 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-56.00
7.30	137.50	-55.00
114.00	140.50	-53.00
199.60	144.50	-51.00
349.00	148.50	-49.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.30	OB	
1.30	29.70	2F	1F
29.70	34.00	5CH	
34.00	41.00	3T	3L
41.00	42.20	3T	

42.20	43.10	3T	
43.10	43.50	3T	4SI
43.50	44.60	3L	3X
44.60	46.10	3T	
46.10	49.60	3L	3T
49.60	50.20	3T	
50.20	56.20	3L	
56.20	58.10	3T	
58.10	59.30	3T	
59.30	62.80	3T	3L
62.80	64.70	3T	
64.70	67.10	5CH	4SI
67.10	73.30	3T	4SI
73.30	83.10	3X	
83.10	84.50	4A	
84.50	86.80	3X	
86.80	89.30	3T	3L
89.30	90.50	3T	5CH
90.50	99.40	3X	
99.40	100.70	3T	
100.70	108.60	3T	
108.60	118.60	3T	
118.60	121.10	6BAM	

121.10	122.10	3T	
122.10	176.00	6B	
176.00	189.30	3T	
189.30	200.50	6BAM	
200.50	204.20	7DY	
204.20	239.40	6BAM	
239.40	251.10	6BAM	
251.10	253.90	3X	
253.90	254.00	5ms_py	
254.00	255.80	3T	3L
255.80	258.00	7DY	
258.00	258.30	7DY	
258.30	265.40	3L	3T
265.40	265.60	5sms_py	
265.60	268.30	3T	
268.30	268.70	4A_Blk	5CH_Blk
268.70	268.90	3T	
268.90	270.20	7DY	
270.20	272.10	7DY	
272.10	274.00	3T	4A_Blk
274.00	282.00	3T	
282.00	284.20	5ms_bm	
284.20	291.70	5ssms_py	

291.70	293.10	5ms_bm	
293.10	293.40	3T	
293.40	293.70	5ms_bm	
293.70	294.00	3T	5Stwk_Qtz_py
294.00	298.10	5ms_bm	
298.10	299.00	3T	
299.00	301.90	5ms_bm	
301.90	304.70	3T	4A_Blk
304.70	305.00	5ms_py	
305.00	309.60	3T	4A
309.60	316.60	3T	
316.60	319.20	3T	
319.20	328.50	3T	
328.50	328.70	5ms_py	
328.70	336.80	3T	
336.80	339.10	3T	4A
339.10	340.70	3L	3T
340.70	342.70	3T	
342.70	344.10	3T	
344.10	352.20	3T	
352.20	355.10	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm

60682	273.00	274.00	144	960	1900	2.40	31.00	
60683	274.00	275.40	360	3800	7200	13.00	151.00	
60684	275.40	276.50	470	2700	15000	13.70	186.00	
60685	276.50	278.10	390	2300	3700	21.60	132.00	
60686	278.10	279.50	290	1800	3800	11.30	162.00	
60687	279.50	280.45	2300	35000	39000	178.00	1214.00	
60688	280.45	282.00	1300	6200	3600	43.50	336.00	
60689	282.00	283.00	17100	15200	134000	77.70	842.00	
60690	283.00	284.20	7000	9800	83000	54.10	800.00	
60691	284.20	285.90	1200	4500	12400	32.90	297.00	
60660	285.90	286.90	780	6600	8700	32.20	269.00	
60661	286.90	287.60	2500	21600	37000	120.00	1003.00	
60662	287.60	288.40	980	6400	11300	34.60	399.00	
60663	288.40	288.80	3000	22000	71000	99.70	884.00	
60664	288.80	290.90	700	3800	7400	22.30	320.00	
60665	290.90	291.20	11500	48000	49000	294.50	1532.00	
60666	291.20	291.70	1400	4200	6300	27.40	547.00	
60667	291.70	293.10	9300	96000	100000	421.20	3706.00	
60668	293.10	293.40	360	2300	1500	14.70	309.00	
60669	293.40	293.70	6000	58000	59000	304.80	2061.00	
60670	293.70	294.00	1300	10600	14300	60.60	591.00	
60671	294.00	295.50	9700	51000	82000	239.70	1794.00	
60672	295.50	297.10	2900	16800	105000	71.20	1859.00	

60673	297.10	298.10	38000	85000	570000	157.50	1008.00	
60674	298.10	299.00	910	7600	14700	26.00	249.00	
60675	299.00	299.30	11300	19800	182000	102.10	783.00	
60676	299.30	300.30	3500	1600	131000	27.40	449.00	
60677	300.30	301.90	7400	1500	110000	26.70	488.00	
60678	301.90	302.90	750	1400	77000	7.53	409.00	
60679	302.90	304.70	270	510	2500	3.40	87.00	
60680	304.70	305.20	1800	2700	8100	12.00	169.00	
60681	305.20	306.20	240	590	2200	3.50	34.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-26	5364337.0220	473527.5050	372.9610	57.000	-58.0	151.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-02 00:00:00	2005-04-02 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	151.00	-58.00
7.60	150.50	-58.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-27	5364337.1110	473527.4140	372.9520	391.400	-58.0	137.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-03 00:00:00	2005-04-08 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	137.00	-58.00
10.70	138.50	-59.00
98.80	141.50	-58.00
188.10	140.50	-57.00
233.80	147.50	-57.00
347.50	143.50	-55.00
391.40	144.50	-54.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.90	OB	
2.90	41.30	2F	
41.30	49.30	3T	3L

49.30	49.60	5ms_py	
49.60	66.80	3T	3L
66.80	74.90	3T	
74.90	80.00	3L	3T
80.00	85.70	3T	3A
85.70	86.40	7DY	
86.40	92.50	3A	3T
92.50	92.60	4A	
92.60	93.20	3L	
93.20	94.40	3T	
94.40	96.40	3L	
96.40	98.60	3T	
98.60	99.00	3T	
99.00	155.60	6BAM	
155.60	156.00	7DY	
156.00	156.60	6B	
156.60	158.20	7DY	
158.20	158.80	3T	
158.80	165.80	3T	
165.80	179.70	7DY	
179.70	184.90	3T	
184.90	211.50	6BAM	
211.50	213.80	3T	4SI

213.80	217.50	7DY	
217.50	221.60	3T	4SI
221.60	232.00	7DY	
232.00	233.20	7DY	
233.20	236.30	QV	7DY
236.30	238.50	7DY	
238.50	244.70	1F	
244.70	248.50	3T	4A
248.50	261.00	3T	
261.00	274.60	7DY	
274.60	294.10	3T	
294.10	297.10	6BAM	
297.10	301.60	3T	
301.60	305.60	7DY	
305.60	307.00	3T	4A
307.00	332.70	3T	5ssms_py
332.70	334.50	5ms_bm	
334.50	337.50	3T	
337.50	338.50	5ms_py	
338.50	338.90	5ms_bm	
338.90	341.00	5ms_py	
341.00	341.70	4A_Blk	5sms_py
341.70	342.30	5ms_py	

342.30	343.70	5sms_py	4A_Blk
343.70	345.70	5ms_py	
345.70	346.30	5sms_py	
346.30	346.70	5<5% bm	
346.70	349.60	4A_Blk	5sms_py
349.60	349.90	5ms_bm	
349.90	351.50	5sms_py	
351.50	355.00	4A_Blk	
355.00	355.60	5sms_py	
355.60	358.10	4A_Blk	3T
358.10	362.60	3T	
362.60	391.40	3T	4A

Assay

60715	331.70	332.70	840	310	450	2.60	57.00	
60716	332.70	334.50	6600	62000	149000	202.10	1741.00	
60717	334.50	336.00	133	410	1600	1.70	30.00	
60718	336.00	337.50	47	330	640	1.40	5.00	
60719	337.50	338.50	2900	410	7900	3.40	54.00	
60720	338.50	338.90	2100	270	48000	2.10	5.00	
60721	338.90	339.80	450	220	9300	1.60	29.00	
60722	339.80	341.00	920	3800	20600	10.30	137.00	
60723	341.00	341.70	560	360	2700	1.80	29.00	

60724	341.70	342.30	770	540	45000	2.90	22.00	
60725	342.30	343.70	1500	800	4100	3.10	16.00	
60726	343.70	344.70	2000	950	7100	4.10	31.00	
60727	344.70	345.70	4600	3700	15000	12.30	63.00	
60728	345.70	346.30	2200	4700	15900	8.90	69.00	
60729	346.30	346.70	2800	14100	18900	27.10	116.00	
60730	346.70	348.10	650	560	1700	2.80	5.00	
60731	348.10	349.60	590	210	4000	2.20	42.00	
60732	349.60	349.90	6500	3600	29000	32.50	937.00	
60733	349.90	351.50	640	177	2600	2.60	64.00	
60734	351.50	352.50	430	67	1500	0.80	5.00	
60735	352.50	353.50	810	66	2400	0.90	5.00	
60736	353.50	354.30	560	53	4300	0.60	5.00	
60737	354.30	355.00	620	57	1800	0.70	5.00	
60738	355.00	355.60	1900	510	15300	4.10	258.00	
60739	355.60	356.60	530	69	3200	0.60	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-28	5364277.3400	473450.6180	369.3430	149.700	-60.0	141.0	12805	3250

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-03 00:00:00	2005-04-05 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-60.00
6.70	137.50	-60.00
116.40	148.50	-53.00
146.90	148.00	-53.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-29	5364277.3400	473450.6180	369.3430	11.300	-62.0	141.0	12805	3250

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-05 00:00:00	2005-04-06 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-62.00
6.70	124.50	-63.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-30	5364277.7720	473450.4300	369.3500	392.200	-62.0	141.0	12805	3249

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-06 00:00:00	2005-04-11 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-62.00
7.30	135.50	-62.00
95.70	139.50	-59.00
192.60	141.50	-58.00
268.80	145.50	-56.00
338.90	143.50	-54.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.00	OB	
2.00	5.10		
5.10	5.70		
5.70	7.30		

7.30	7.60		
7.60	36.90		
36.90	38.20	3L	
38.20	43.40	3T	4SI
43.40	52.20	3A	
52.20	54.50	3T	
54.50	62.40	3T	3L
62.40	62.80	7DY	
62.80	66.20	3L	3A
66.20	67.60	3T	
67.60	70.30	3L	
70.30	70.80	3T	
70.80	72.20	3T	Shear Zone
72.20	74.00	3L	
74.00	75.20	4SI	
75.20	76.40	4G	5CH_Blk
76.40	80.20	3T	
80.20	106.50	3X	
106.50	106.70	3T	
106.70	107.30	6B	
107.30	108.40	3T	4SI
108.40	109.20	3T	
109.20	111.50	6BAM	

111.50	112.40	3L	3T
112.40	174.10	6B	
174.10	177.20	3T	
177.20	203.20	6B	
203.20	204.60	3T	
204.60	219.50	3T	
219.50	225.40	6BAM	
225.40	231.60	3T	
231.60	238.30	6BAM	
238.30	239.10	3T	QV
239.10	240.00	3T	
240.00	241.50	QV(poly)	
241.50	264.20	3T	
264.20	264.40	4G	Fault Zone
264.40	267.20	3T	
267.20	268.70	6B	
268.70	269.10	3T	BX
269.10	269.60	3X	
269.60	269.80	3T	
269.80	270.90	3T	
270.90	280.80	7DY	
280.80	281.10	3T	Shear Zone
281.10	296.30	3T	3L

296.30	301.10	3T	
301.10	301.90	4A_Blk	
301.90	304.40	3T	
304.40	309.20	7DY	
309.20	311.10	3T	
311.10	314.40	3T	4A_Blk
314.40	315.50	6BAM	
315.50	315.80	3T	
315.80	316.90	5ms_py	
316.90	317.90	3T	
317.90	318.15	5CH_Blk	
318.15	319.10	3T	4A_Blk
319.10	319.50	BX	4G
319.50	320.30	5sms_py	4A_Blk
320.30	323.60	3T	5Stwk_sil
323.60	330.00	3T	5Stwk_Qtz_py
330.00	330.30	5ms_py	
330.30	330.70	3T	
330.70	330.90	5ms_bm	
330.90	331.20	3T	
331.20	332.50	5ms_bm	
332.50	335.30	5ms_bm	
335.30	340.20	3L	

340.20	340.70	3T	
340.70	343.20	3T	
343.20	360.30	4A	3T
360.30	392.20	3T	

Assay

60740	314.80	315.80	40	9	250	0.20	5.00	
60741	315.80	317.00	14	35	40	0.40	5.00	
60742	317.00	318.90	27	69	320	0.50	5.00	
60743	318.90	320.20	184	940	1400	5.00	114.00	
60744	320.20	321.60	450	3300	3700	11.00	128.00	
60745	321.60	322.90	620	4200	5100	18.50	210.00	
60746	322.90	323.60	630	3000	3400	17.80	243.00	
60747	323.60	325.00	1600	6400	22200	19.50	356.00	
60748	325.00	326.50	1300	16500	14500	29.10	231.00	
60749	326.50	328.10	450	6200	7000	15.80	177.00	
60750	328.10	330.00	710	4600	6700	20.50	192.00	
60751	330.00	330.90	1900	32000	51000	96.20	966.00	
60752	330.90	331.20	240	2800	3500	9.59	167.00	
60753	331.20	331.60	2200	13600	87000	62.70	921.00	
60754	331.60	331.90	2000	39000	352000	181.50	727.00	
60755	331.90	332.90	7200	32000	91000	85.30	808.00	
60756	332.90	333.90	4000	30000	104000	69.90	1203.00	

60757	333.90	335.30	5900	27000	143000	87.30	1108.00	
60758	335.30	336.30	300	1700	4700	6.51	137.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-31	5364337.0220	473527.5050	372.9610	398.400	-55.0	137.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-08 00:00:00	2005-04-12 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	137.00	-55.00
9.75	137.50	-56.00
88.70	138.50	-55.00
178.30	140.50	-54.00
253.60	140.50	-53.00
351.10	144.50	-51.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.30	OB	
3.30	39.50	2F	
39.50	94.40	3L	3A
94.40	152.10	6B	

152.10	154.70	3T	
154.70	159.50	6BAM	
159.50	161.40	QV	
161.40	166.70	3T	
166.70	207.60	6B	
207.60	213.30	3T	
213.30	220.70	6BAM	
220.70	226.60	3T	
226.60	232.50	1F	
232.50	236.30	3T	5O
236.30	239.30	3L	
239.30	246.50	3T	
246.50	276.20	7DY	
276.20	283.60	3T	
283.60	288.50	7DY	
288.50	291.50	3L	3T
291.50	293.60	7DY	
293.60	319.90	3T	
319.90	322.20	3T	
322.20	322.60	7DY	
322.60	322.70	3T	5ssms_py
322.70	322.90	5ms_py	
322.90	323.40	3T	5ms_bm

323.40	323.90	3T	5sms_py
323.90	325.20	7DY	
325.20	325.90	5sms_bm	
325.90	327.90	5ms_py	
327.90	330.70	3T	5sms_py
330.70	348.60		
348.60	348.90	4A	3T
348.90	350.10	4A_Blk	
350.10	354.30	4A	
354.30	394.60	3T	3L
394.60	398.40	Fault Zone	BX

Assay

60759	322.70	323.50	2200	2300	35000	3.10	5.00	
60760	323.50	323.90	1300	1600	17100	3.60	5.00	
60761	323.90	325.20	47	37	360	0.20	5.00	
60762	325.20	326.10	3700	1000	27400	3.90	5.00	
60763	326.10	327.90	3600	240	13800	2.30	5.00	
60764	327.90	328.80	1400	240	5400	1.30	5.00	
60765	328.80	329.60	620	42	1040	0.80	5.00	
60766	329.60	330.70	2400	198	7200	5.20	5.00	
60767	330.70	332.00	127	142	770	0.50	5.00	
60768	332.00	333.70	290	340	2000	1.10	5.00	

60769	333.70	334.70	4200	8300	44000	24.70	26.00	
60770	334.70	335.40	2800	3400	18800	10.60	48.00	
60771	335.40	336.40	6500	5600	38000	19.20	74.00	
60772	336.40	337.40	8300	650	4200	9.76	61.00	
60773	337.40	337.90	490	138	1800	0.90	23.00	
60774	337.90	339.60	1900	560	11800	2.90	44.00	
60775	339.60	341.00	4000	570	10100	4.00	17.00	
60776	341.00	342.70	500	290	2500	2.30	5.00	
60777	342.70	344.50	210	138	670	1.80	14.00	
60778	344.50	345.50	680	30	650	1.50	5.00	
60779	345.50	347.10	580	19	3000	0.70	5.00	
60780	347.10	347.60	5700	135	30000	5.20	44.00	
60781	347.60	348.50	73	30	890	0.60	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-32	5364277.3400	473450.6180	369.3430	327.600	-49.0	141.0	12805	3249

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-11 00:00:00	2005-04-20 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-49.00
6.10	134.50	-49.00
85.30	140.50	-48.00
167.60	141.50	-47.00
233.20	145.50	-46.00
326.10	143.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.60	OB	
1.60	26.20	2F	2T
26.20	26.50	BX	5ms_py
26.50	27.85	3T	
27.85	28.20	5ms_py	
28.20	30.00	3T	
30.00	31.60	5CH	4SI
31.60	60.30	3T	3L
60.30	61.90	4A_Blk	
61.90	108.10	3T	
108.10	112.10	1F	1AM
112.10	113.00	3T	
113.00	160.00	6B	
160.00	161.60	3T	
161.60	172.00	7DY	
172.00	178.80	6B	
178.80	179.00	6B	
179.00	179.20	6B	
179.20	182.00	6B	
182.00	244.50	6B	
244.50	244.90	4A_Blk	

244.90	245.90	3T	
245.90	246.50	4A_Blk	
246.50	251.50	7DY	
251.50	253.50	3T	
253.50	255.00	7DY	
255.00	255.20	4G	Fault Zone
255.20	256.55	3T	
256.55	258.00	5ms_py	
258.00	258.30	4A_Blk	
258.30	258.45	5ms_py	
258.45	258.80	5CH_Blk	
258.80	259.00	5ms_py	
259.00	259.40	5CH_Blk	
259.40	260.05	5ms_py	
260.05	260.85	3T	5Stwk_Qtz_py
260.85	261.90	5sms_bm	
261.90	263.25	5ms_py	
263.25	265.60	4A_Blk	5CH_Blk
265.60	265.90	5ms_bm	
265.90	266.20	5ms_bm	
266.20	266.30	5ms_bm	
266.30	266.55	5ms_bm	
266.55	267.60	5ms_bm	

267.60	269.80	5ms_bm	
269.80	270.10	5ms_py	
270.10	273.20	5ms_bm	
273.20	275.00	5ms_py	
275.00	275.30	5ssms_py	
275.30	275.80	5ms_bm	
275.80	276.15	5ms_bm	
276.15	276.55	5ms_py	
276.55	277.70	5ms_bm	
277.70	278.15	4A_Blk	
278.15	281.70	3T	4A
281.70	287.70	4A_Blk	
287.70	289.00	3T	4A_Blk
289.00	294.40	3T	
294.40	304.10	3L	3T
304.10	327.60	3T	

Assay

60782	255.25	256.25	19	103	300	0.50	5.00	
60783	256.25	257.95	270	2200	700	9.59	100.00	
60784	257.95	258.30	92	210	790	2.50	81.00	
60785	258.30	258.45	157	240	300	2.10	37.00	
60786	258.45	258.80	67	124	200	1.90	37.00	

60787	258.80	259.05	35	90	56	1.00	91.00	
60788	259.05	259.40	141	610	910	4.00	56.00	
60789	259.40	260.05	1500	6800	12900	34.20	465.00	
60790	260.05	260.85	700	370	2500	4.30	296.00	
60791	260.85	262.05	4600	13400	50000	44.20	349.00	
60792	262.05	262.50	490	1700	2500	11.30	152.00	
60793	262.50	262.80	620	3500	6700	13.70	89.00	
60794	262.80	263.05	4000	2500	94000	32.50	373.00	
60795	263.05	263.25	178	490	540	4.00	142.00	
60796	263.25	264.60	690	3300	5400	17.50	1337.00	
60797	264.60	264.90	2100	9000	7600	55.50	2655.00	
60798	264.90	265.60	1500	7500	8000	45.90	1989.00	
60799	265.60	265.90	7600	80000	197000	274.00	6830.00	
60800	265.90	266.20	3600	15100	18600	81.80	2579.00	
60801	266.20	267.00	18000	99000	128000	366.40	1569.00	
60802	267.00	268.00	14400	96000	157000	321.90	3479.00	
60803	268.00	268.80	10800	67000	77000	232.90	7015.00	
60804	268.80	269.80	4800	37000	41000	96.90	4247.00	
60805	269.80	270.10	4300	16800	15700	55.80	1052.00	
60806	270.10	271.40	8900	124000	286000	253.40	4761.00	
60807	271.40	272.70	10900	78000	92000	208.90	8733.00	
60808	272.70	273.20	5700	65000	73000	232.90	3892.00	
60809	273.20	275.00	450	2900	3500	25.30	1089.00	

60810	275.00	275.30	1800	14000	22200	94.90	1828.00	
60811	275.30	275.80	3500	21500	34000	157.50	4596.00	
60812	275.80	276.15	6000	42000	101000	198.60	5075.00	
60813	276.15	276.55	4500	5200	9400	52.10	1278.00	
60814	276.55	277.70	5600	47000	85000	198.60	1358.00	
60815	277.70	278.15	270	640	1900	4.50	256.00	
60816	278.15	279.15	43	220	500	1.40	48.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-33	5364337.2000	473527.5900	372.9470	341.300	-50.0	137.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-13 00:00:00	2005-04-22 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	137.00	-50.00
7.00	136.50	-50.00
92.00	141.50	-48.00
183.20	140.50	-45.00
259.70	142.50	-44.00
338.90	144.50	-43.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.10	OB	
3.10	36.10	2F	
36.10	84.50	3L	3A
84.50	90.90	4SI	3T
90.90	191.10	6B	
191.10	191.30	5CH	
191.30	192.70	7DY	5CH
192.70	195.20	3T	
195.20	203.80	6BAM	
203.80	205.80	3T	
205.80	218.90	1F	6B
218.90	219.30	5CH	
219.30	222.60	3T	4A
222.60	225.60	3AB	
225.60	240.90	3T	4A_Blk
240.90	246.00	7DY	
246.00	248.70	3T	
248.70	251.10	7DY	
251.10	281.40	3T	
281.40	282.75	5ms_bm	
282.75	284.75	3T_Blk	5ssms_py

284.75	286.10	3T_Blk	5ssms_py
286.10	287.50	3T_Blk	5ssms_py
287.50	288.05	5ms_py	
288.05	288.70	5ms_bm	
288.70	289.35	5ms_bm	
289.35	291.15	5ms_bm	
291.15	292.50	5ms_bm	
292.50	292.85	3T	5sms_py
292.85	293.50	5ms_bm	
293.50	294.30	3T	5sms_py
294.30	295.80	3T	
295.80	322.70	3T	4A
322.70	325.40	4A	
325.40	341.30	3T	

Assay

60817	280.40	281.40	90	64	220	0.70	5.00	
60818	281.40	282.75	8300	11100	49000	64.00	389.00	
60819	282.75	284.75	800	580	2700	4.10	83.00	
60820	284.75	286.10	370	210	1400	1.80	51.00	
60821	286.10	287.50	500	250	900	2.20	89.00	
60822	287.50	288.05	6800	1700	15000	18.50	479.00	
60823	288.05	288.70	9400	40000	104000	130.10	666.00	

60824	288.70	289.35	4000	14100	378000	82.20	1186.00	
60825	289.35	291.15	4500	44000	242000	130.10	734.00	
60826	291.15	292.50	15000	47000	122000	137.00	639.00	
60827	292.50	292.85	2700	11900	18700	33.90	268.00	
60828	292.85	293.50	2000	23300	45000	56.80	332.00	
60829	293.50	294.30	99	650	900	3.10	149.00	
60830	294.30	295.30	109	440	2100	1.90	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-34	5364337.0220	473527.5050	372.9610	110.600	-47.0	137.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-22 00:00:00	2005-04-23 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	137.00	-47.00
6.70	138.50	-47.00
94.50	138.50	-46.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-35	5364337.0220	473527.5050	372.9610	11.000	-45.0	137.0	12804	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-23 00:00:00	2005-04-23 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	137.00	-45.00
9.80	137.50	-46.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-36	5364336.7480	473528.3080	372.8470	336.800	-45.0	137.0	12804	3351

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-04-23 00:00:00	2005-04-26 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	137.00	-45.00
6.10	137.50	-45.00
94.50	136.50	-45.00
167.90	138.50	-44.00
335.30	145.50	-43.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.10	OB	
3.10	32.90	2F	
32.90	88.90	3T	3A
88.90	180.80	6B	
180.80	181.70	3T	4A

181.70	193.40	6B	
193.40	196.30	3T	5CH
196.30	204.00	1F	6B
204.00	209.30	3T	
209.30	217.70	6B	1F
217.70	225.60	BX	3T
225.60	233.70	3T	4A_Blk
233.70	239.90	7DY	
239.90	240.50	5ms_py	
240.50	240.70	3T	
240.70	240.85	5ms_py	
240.85	241.80	QV(poly)	7DY
241.80	271.50	3T	
271.50	272.10	3T	
272.10	274.20	7DY	
274.20	274.60	4A	3T
274.60	274.95	5ms_py	
274.95	275.30	3T	
275.30	276.55	5ms_py	
276.55	277.45	4A_Blk	5sms_py
277.45	278.60	4A_Blk	5sms_py
278.60	279.80	4A_Blk	5ssms_py
279.80	280.05	5sms_py	

280.05	280.40	5ms_py	
280.40	281.40	5ms_bm	
281.40	283.25	3T	
283.25	283.90	5ms_bm	
283.90	284.70	5ms_bm	
284.70	285.70	5ms_bm	
285.70	286.15	5ms_py	
286.15	317.50	3T	
317.50	318.40	4A_Blk	
318.40	319.60	7DY	
319.60	321.50	4A_Blk	
321.50	329.50	7DY	
329.50	331.70	3T	
331.70	334.10	6BAM	
334.10	336.80	3T	

Assay

60831	273.60	274.60	490	42	380	1.30	5.00	
60832	274.60	274.95	6100	1600	18100	16.10	71.00	
60833	274.95	275.30	124	310	1400	5.30	133.00	
60834	275.30	276.55	2700	1600	13000	12.30	88.00	
60835	276.55	277.45	2000	320	2400	3.80	50.00	
60836	277.45	278.60	1400	360	1800	3.30	42.00	

60837	278.60	279.80	2000	172	5600	3.10	49.00	
60838	279.80	280.05	2100	390	48000	4.10	140.00	
60839	280.05	280.40	9200	540	4800	12.30	238.00	
60840	280.40	281.40	13100	12400	60000	21.60	206.00	
60841	281.40	283.25	176	182	390	0.50	5.00	
60842	283.25	283.90	12100	102000	117000	90.40	149.00	
60843	283.90	284.70	6200	25400	94000	31.20	151.00	
60844	284.70	285.70	11200	15600	114000	32.20	106.00	
60845	285.70	286.15	1100	3700	20900	5.30	85.00	
60846	286.15	287.50	2000	8200	16800	12.30	63.00	
60847	287.50	288.75	22	141	280	2.00	25.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-37	5364256.7400	473410.5930	369.1760	395.000	-62.0	141.0	12814	3206

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-05-28 00:00:00	2005-06-02 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-62.00
6.70	134.50	-61.00
104.20	136.50	-59.00
164.60	140.50	-58.00
246.60	145.50	-56.00
320.00	144.50	-55.00
393.20	144.50	-55.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.40	OB	
2.40	51.20	2F	1F
51.20	59.40	3T	3A

59.40	71.90	3T	3L
71.90	74.00	4SI	3T
74.00	97.30	3T	
97.30	100.30	3L	
100.30	105.20	3T	4SI
105.20	113.70	3X	
113.70	121.70	3T	3L
121.70	124.20	6B	
124.20	209.20	6BAM	
209.20	211.70	3T	
211.70	217.80	3T	4SI
217.80	225.80	3T	
225.80	226.10	4SI	5CH
226.10	228.20	4A	3T
228.20	229.10	3T	
229.10	230.60	1F	
230.60	232.80	3T	
232.80	234.20	1AB	
234.20	245.60	1F	
245.60	245.70	7DY	
245.70	246.20	3T	
246.20	247.50	4A	4SI
247.50	248.10	QV	7DY

248.10	248.60	3T	
248.60	249.00	4G	
249.00	249.40	3T	
249.40	249.50	4A_Blk	4G
249.50	251.10	3T	
251.10	251.60	3T	3L
251.60	252.10	3T	
252.10	252.30	4G	5CH_Blk
252.30	268.70	7DY	
268.70	268.90	5CH_Blk	3T
268.90	269.00	BX	
269.00	270.20	3T	3L
270.20	270.80	3T	4SI
270.80	271.40	4A_Blk	3T
271.40	272.50	3T	
272.50	276.20	4A	3T
276.20	278.00	3T	
278.00	278.30	4A	3T
278.30	286.10	7DY	
286.10	286.30	3T	
286.30	286.70	7DY	
286.70	290.30	3T	
290.30	302.00	7DY	

302.00	312.80	3T	3L
312.80	314.20	3T	5CH
314.20	317.70	7DY	
317.70	318.90	3T	5CH_Blk
318.90	322.40	3T	
322.40	323.20	3T	4SI
323.20	323.50	5CH_Blk	
323.50	325.80	3L	
325.80	326.30	5CH_Blk	3T
326.30	326.70	BX	
326.70	326.90	3T	
326.90	327.00	5ms_py	
327.00	333.80	3T	5ssms_py
333.80	334.90	5ms_bm	
334.90	335.10	3T	
335.10	335.40	5ssms_py	
335.40	336.00	5ms_bm	
336.00	336.15	5ssms_py	
336.15	336.30	5ms_bm	
336.30	336.50	3T	
336.50	336.80	5ms_bm	
336.80	337.00	3T	5ssms_py
337.00	337.90	5ms_bm	

337.90	338.60	5sms_bm	
338.60	341.85	3L	
341.85	342.50	5ms_bm	
342.50	344.70	3T	4A
344.70	360.20	3T	3L
360.20	366.10	4A	
366.10	395.00	3T	

Assay

60848	325.80	326.80	370	2700	4300	9.25	46.00	
60849	326.80	327.90	1500	10700	13900	30.50	177.00	
60850	327.90	328.30	3400	87000	113000	246.60	427.00	
60851	328.30	329.30	2200	22400	32000	66.10	588.00	
60852	329.30	330.20	88	500	840	3.50	102.00	
60853	330.20	331.10	460	4800	6100	20.20	156.00	
60854	331.10	332.30	14	154	110	0.50	5.00	
60855	332.30	333.70	60	1700	1600	3.50	41.00	
60856	333.70	334.20	1200	5200	26400	16.80	282.00	
60857	334.20	335.00	3400	12500	79000	41.80	701.00	
60858	335.00	335.30	142	2200	2200	7.88	149.00	
60859	335.30	336.00	5200	14800	118000	57.50	945.00	
60860	336.00	336.50	2700	11200	45000	34.60	339.00	
60861	336.50	336.80	3400	16800	130000	56.20	906.00	

60862	336.80	337.05	920	8600	13800	35.60	663.00	
60863	337.05	337.60	7500	84000	114000	380.10	1880.00	
60864	337.60	337.90	7100	136000	192000	578.80	3769.00	
60865	337.90	338.50	2100	64000	76000	287.70	2286.00	
60866	338.50	339.10	1600	2400	27400	14.40	651.00	
60867	339.10	340.10	630	3200	9600	13.70	248.00	
60868	340.10	340.90	390	4100	5800	14.00	220.00	
60869	340.90	341.85	220	3100	4700	9.25	263.00	
60870	341.85	342.50	21300	122000	188000	11.30	1297.00	
60871	342.50	343.50	310	2800	3800	393.80	179.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-38	5364288.4200	473384.4830	360.9480	464.800	-61.0	141.0	12857	3206

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-05-28 00:00:00	2005-06-03 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
9.10	139.50	-61.00
82.30	137.50	-61.00
167.60	141.50	-59.00
256.00	140.50	-58.00
326.10	142.50	-57.00
408.40	143.50	-56.00
460.30	142.50	-56.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	6.00	OB	
6.00	15.50	3F	

15.50	18.50	2AB	
18.50	99.60	2F	
99.60	101.50	3A	
101.50	103.90	3L	
103.90	108.60	3T	
108.60	128.20	3L	3A
128.20	131.10	3X	
131.10	134.00	3T	
134.00	135.60	3L	
135.60	138.20	3T	
138.20	138.80	3T	4SI
138.80	269.00	6B	
269.00	269.40	3T	3L
269.40	269.50	QV	Shear Zone
269.50	279.80	3T	4SI
279.80	287.30	7DY	
287.30	288.90	3T	
288.90	291.50	3T	3L
291.50	291.60	4SI	
291.60	294.20	4A	7DY
294.20	295.30	6BAM	
295.30	300.10	3T	4SI
300.10	303.40	4SI	3T

303.40	312.20	7DY	
312.20	312.25	5CH_Blk	
312.25	313.50	4A_Blk	
313.50	313.60	4A	
313.60	313.70	7DY	
313.70	313.80	3T	4A_Blk
313.80	314.10	7D	
314.10	316.10	3T	
316.10	317.00	5CH_Blk	4A
317.00	317.20	QV	
317.20	317.70	3L	
317.70	317.90	4A_Blk	5CH_Blk
317.90	322.70	3T	
322.70	323.00	5CH_Blk	4G
323.00	328.60	3T	
328.60	366.40	7DY	
366.40	367.10	3T	
367.10	368.20	3T	4SI
368.20	368.25	5ms_py	
368.25	368.40	3X	
368.40	368.60	5CH	
368.60	369.40	3T	4SI
369.40	370.50	4G	5CH

370.50	374.60	3T	
374.60	379.60	3X	
379.60	380.20	7DY	
380.20	382.20	3T	
382.20	384.80	6BAM	
384.80	387.70	3T	
387.70	387.90	5CH_Blk	3T
387.90	390.10	3T	
390.10	394.10	3L	
394.10	396.20	3T	
396.20	399.50	3T	
399.50	400.10	3T	4SI
400.10	405.90	3X	
405.90	406.10	3T	
406.10	407.10	3T	
407.10	408.60	3T	5CH_Blk
408.60	409.00	5CH_Blk	3T
409.00	409.40	3T	
409.40	409.60	4A_Blk	
409.60	414.20	5sms_py	
414.20	414.70	4A_Blk	
414.70	414.90	3T	
414.90	415.30	4A_Blk	3T

415.30	415.80	3T	4A_Blk
415.80	416.40	3T	
416.40	417.10	3L	
417.10	418.50	3T	5CH_Blk
418.50	418.80	5CH_Blk	5sms_pym
418.80	420.10	7DY	
420.10	453.50	3T	
453.50	464.80	3T	

Assay

60927	408.60	409.60	27	77	270	0.40	5.00	
60928	409.60	410.90	870	8400	9500	29.80	705.00	
60929	410.90	411.40	6900	7700	7500	31.20	606.00	
60930	411.40	411.70	3100	18300	24200	49.30	1194.00	
60931	411.70	412.80	3500	25900	27000	74.00	1411.00	
60932	412.80	414.10	2400	18900	23500	65.80	1845.00	
60933	414.10	415.10	102	380	290	2.70	196.00	
60934	418.50	418.90	2100	10500	12900	75.70	1151.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-39	5364256.4530	473410.9250	369.1300	370.600	-55.0	141.0	12814	3206

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-02 00:00:00	2005-06-07 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-55.00
9.10	137.50	-55.00
79.20	136.50	-54.00
164.60	139.50	-53.00
240.80	146.50	-52.00
332.20	144.50	-52.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.40	OB	
3.40	45.50	1F	2F
45.50	46.60	3L	3T
46.60	47.90	3A	3L

47.90	49.50	3T	4SI
49.50	58.20	3L	3A
58.20	66.00	3L	
66.00	68.20	4SI	3T
68.20	84.60	3X	
84.60	85.30	6B	
85.30	94.70	3T	
94.70	97.10	3T	3L
97.10	99.80	3T	4SI
99.80	100.40	5CH	4SI
100.40	107.70	3T	3X
107.70	108.30	4A	
108.30	114.40	3T	
114.40	128.85	3T	4SI
128.85	184.75	6BAM	
184.75	188.60	3T	
188.60	194.20	4A	3T
194.20	202.30	6B	
202.30	203.20	3X	
203.20	205.90	6B	
205.90	208.90	3T	4A
208.90	210.60	6B	
210.60	212.15	7DY	QV(poly)

/

212.15	241.35	6BAM	
241.35	241.75	4G	QV
241.75	242.80	3T	
242.80	243.40	QV	4G
243.40	255.60	7DY	
255.60	256.35	3T	4A
256.35	258.05	3T	3L
258.05	258.55	5CH_Blk	3T
258.55	262.55	3T	
262.55	264.80	5CH_Blk	3T
264.80	265.50	5CH_Blk	5ssms_pym
265.50	269.15	3T	
269.15	271.80	3T	3L
271.80	278.40	7DY	
278.40	282.80	3L	
282.80	282.86	5ms_pym	3T
282.86	284.40	3T	
284.40	286.65	3T	3L
286.65	286.73	5ms_pym	3T
286.73	287.45	3T	
287.45	288.80	7DY	
288.80	291.40	3T	
291.40	292.30	7DY	

292.30	293.00	3L	5CH_Blk
293.00	293.80	7DY	
293.80	294.10	3T	
294.10	294.20	QV	Fault Zone
294.20	295.40	3T	5Stwk_Qtz_py
295.40	295.70	5Stwk_Qtz_py	3L
295.70	296.90	3L	5Stwk_Qtz_py
296.90	297.50	5Stwk_Qtz_py	3L
297.50	301.60	3T	5Stwk_Qtz_py
301.60	302.90	5Stwk_Qtz_py	3T
302.90	304.50	3T	
304.50	304.95	5ms_bm	
304.95	305.15	3T	5Stwk_Qtz_py
305.15	305.90	5ms_bm	
305.90	308.50	5ms_bm	
308.50	311.60	5ms_bm	
311.60	313.10	5ms_bm	
313.10	313.60	5ms_bm	
313.60	314.90	3T	
314.90	315.00	5ms_bm	
315.00	331.90	3T	
331.90	333.90	3T	5Stwk_Qtz_py
333.90	335.20	5CH	3T

335.20	351.85	3T	5ssms_py
351.85	353.80	3T	5ssms_bm
353.80	362.00	3T	5ssms_py
362.00	364.30	3T	5ssms_bm
364.30	367.00	3T	5ssms_py
367.00	370.60	3T	5ssms_py

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
60872	293.20	294.20	48	2600	410	1.00	5.00	
60873	294.20	295.90	500	3200	5100	12.30	143.00	
60874	295.90	297.70	290	1400	3200	7.19	82.00	
60875	297.70	299.50	190	570	2000	5.00	142.00	
60876	299.50	301.60	610	2500	7200	25.00	237.00	
60877	301.60	302.90	460	2500	6700	19.90	288.00	
60878	302.90	304.45	340	1600	3100	11.00	416.00	
60879	304.50	305.15	3600	26200	34000	81.50	2488.00	
60880	305.15	305.90	4400	35000	38000	150.70	4913.00	
60881	305.90	307.40	15500	112000	125000	417.80	4480.00	
60882	307.40	308.50	5400	102000	122000	411.00	1580.00	
60883	308.50	310.00	7400	46000	90000	229.50	1632.00	
60884	310.00	311.60	6100	56000	105000	270.50	2047.00	
60885	311.60	313.10	5600	29000	110000	171.20	2147.00	
60886	313.10	313.60	7600	21600	62000	95.50	1533.00	

60887	313.60	314.60	820	1600	1800	13.70	194.00	
60970	336.70	337.70	50	220	540	2.90	31.00	
60971	337.70	338.70	132	6200	6900	6.51	17.00	
60972	338.70	340.70	30	360	550	1.50	5.00	
60973	340.70	342.70	13	133	150	1.20	5.00	
60974	342.70	343.85	29	790	1000	2.70	5.00	
60975	343.85	345.35	122	6000	7200	12.70	32.00	
60976	345.35	347.35	16	570	930	3.50	18.00	
60977	347.35	349.35	12	90	170	1.90	19.00	
60978	349.35	350.50	11	18	50	0.90	5.00	
60979	350.50	351.85	27	173	200	1.90	18.00	
60980	351.85	352.80	4000	16200	19600	150.70	227.00	
60981	352.80	353.40	1600	7700	7400	21.90	56.00	
60982	353.40	353.80	1000	7200	7500	14.70	69.00	
60983	353.80	355.70	610	5200	6500	9.59	92.00	
60984	355.70	357.70	210	2100	2900	18.20	176.00	
60985	357.70	359.70	37	590	820	3.10	53.00	
60986	359.70	362.00	31	330	460	2.20	44.00	
60987	362.00	364.30	950	13100	30000	33.20	118.00	
60988	364.30	365.30	26	310	830	5.90	43.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-40	5364415.5220	473690.0000	387.7200	306.300	-57.0	141.0	12763	3524

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-03 00:00:00	2005-06-07 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-57.00
9.10	142.50	-56.00
85.30	144.50	-54.00
228.60	146.50	-53.00
304.80	148.50	-52.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.00	OB	
4.00	12.60	3T	
12.60	17.30	3T	3X
17.30	25.10	3L	
25.10	29.80	3T	

29.80	32.80	3L	
32.80	33.80	3T	
33.80	35.20	3T	
35.20	37.50	3T	
37.50	38.70	3T	
38.70	39.10	3L	
39.10	41.40	3T	4SI
41.40	41.60	4SI	5CH
41.60	48.30	3T	
48.30	50.70	3L	
50.70	52.50	3T	3X
52.50	53.40	3T	
53.40	59.70	3L	
59.70	64.60	6BAM	
64.60	67.40	3T	3X
67.40	70.20	6B	
70.20	70.90	3T	4SI
70.90	74.70	3T	
74.70	75.60	3T	4SI
75.60	78.40	3T	
78.40	81.70	3T	3L
81.70	82.60	3T	
82.60	87.10	7DY	

87.10	87.70	3T	
87.70	94.40	7DY	
94.40	95.40	3T	3L
95.40	95.60	7DY	
95.60	116.70	3T	
116.70	118.30	7DY	
118.30	119.50	3T	4SI
119.50	126.70	7DY	
126.70	139.70	3T	5CH
139.70	145.20	7DY	
145.20	152.70	6B	
152.70	153.30	5CH	
153.30	153.70	3T	
153.70	154.80	7DY	
154.80	155.60	3T	
155.60	162.10	7DY	
162.10	162.35	3T	5CH
162.35	164.80	3T	
164.80	165.60	3L	
165.60	165.80	3T	
165.80	165.90	7DY	
165.90	166.20	3T	
166.20	167.40	3T	

167.40	167.60	3L	
167.60	168.20	4SI	5CH
168.20	168.60	3T	5CH
168.60	195.00	6BAM	
195.00	197.10	3T	3L
197.10	197.40	3T	
197.40	197.50	3T	
197.50	197.70	5CH	
197.70	198.00	3T	5CH
198.00	204.50	6BAM	
204.50	206.30	3T	5CH
206.30	206.40	4A_Blk	
206.40	209.60	3T	4A_Blk
209.60	210.10	3L	
210.10	210.20	5CH_Blk	
210.20	212.80	3T	
212.80	212.85	5ms_py	
212.85	213.10	3T	
213.10	214.00	4A_Blk	3T
214.00	214.20	3T	
214.20	214.40	5ms_py	3T
214.40	216.20	3T	3X
216.20	216.30	5ms_py	5CH

216.30	216.80	7DY	
216.80	221.00	3T	3L
221.00	221.10	5CH_Blk	
221.10	222.50	3T	
222.50	223.00	4A_Blk	3T
223.00	227.00	3T	3X
227.00	228.90	3T	QV(poly)
228.90	229.50	7DY	
229.50	229.90	3T	
229.90	233.10	7DY	
233.10	233.20	3T	
233.20	233.80	7DY	
233.80	236.20	3T	
236.20	237.50	7DY	
237.50	239.50	3L	Shear Zone
239.50	247.00	7DY	
247.00	251.00	3T	
251.00	251.40	QV(poly)	
251.40	253.90	3T	
253.90	258.90	7DY	
258.90	261.60	3T	
261.60	274.50	5Stwk_Qtz_py	
274.50	274.90	5Stwk_Qtz_py	

274.90	275.25	5ms_py	
275.25	276.10	5Stwk_Qtz_py	
276.10	277.50	5ms_py	
277.50	279.60	5sms_py	3T
279.60	280.60	5Stwk_Qtz_py	3T
280.60	281.30	5sms_py	3T
281.30	296.40	3T	
296.40	297.10	3T	5Stwk_Qtz_py
297.10	306.30	3T	

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-41	5364256.1030	473411.0900	368.7600	342.900	-51.0	141.0	12814	3206

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-06 00:00:00	2005-06-13 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-51.00
9.10	139.50	-51.00
97.50	140.50	-49.00
189.00	139.50	-47.00
256.00	146.50	-45.00
338.30	145.50	-44.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.80	OB	
1.80	42.50	2F	1F
42.50	61.80	3L	3A
61.80	90.00	3T	3L

90.00	93.30	3L	
93.30	96.60	3T	
96.60	102.20	3T	3X
102.20	103.30	4SI	
103.30	107.30	3L	3T
107.30	114.50	3T	
114.50	120.40	6BAM	
120.40	121.80	3T	
121.80	123.00	6B	
123.00	124.10	3T	
124.10	125.00	3X	
125.00	165.10	6BAM	
165.10	165.40	3L	
165.40	168.70	6B	
168.70	170.40	3T	4SI
170.40	186.70	6B	
186.70	189.50	7DY	
189.50	190.00	6B	
190.00	190.20	7DY	
190.20	193.20	6B	
193.20	195.80	3T	
195.80	204.70	7DY	
204.70	205.30	7DY	

205.30	221.20	7DY	
221.20	225.30	7DY	
225.30	236.40	7DY	
236.40	239.10	7DY	
239.10	239.70	4A_Blk	
239.70	243.00	7DY	
243.00	243.30	5CH_Blk	4A_Blk
243.30	244.40	3L	
244.40	246.40	3T	4A
246.40	247.10	5CH_Blk	4A
247.10	248.50	3T	
248.50	249.00	5CH_Blk	4A_Blk
249.00	250.90	3T	5CH_Blk
250.90	255.10	3T	
255.10	255.20	3T	
255.20	255.50	5CH_Blk	4A_Blk
255.50	259.20	7DY	
259.20	259.50	3T	
259.50	261.50	7DY	
261.50	262.60	3T	3L
262.60	263.50	3T	4A_Blk
263.50	264.50	7DY	
264.50	265.10	3T	7DY

265.10	265.30	5CH_Blk	4A_Blk
265.30	266.80	3T	
266.80	268.70	3T	5Stwk_Qtz_py
268.70	270.20	4A	5sms_py
270.20	271.20	3T	4A
271.20	272.40	4A_Blk	3T
272.40	275.50	5ms_bm	
275.50	275.70	4A_Blk	
275.70	276.00	3T	
276.00	292.45	5ms_bm	
292.45	292.60	5CH_Blk	5ssms_py
292.60	293.50	3T	
293.50	296.60	3T	
296.60	297.25	4A_Blk	5ssms_bm
297.25	300.50	3T	3L
300.50	301.20	3L	
301.20	301.50	3T	
301.50	302.30	3L	
302.30	303.00	3T	
303.00	306.60	3T	4A
306.60	310.70	3T	
310.70	319.70	3T	
319.70	337.00	3L	

337.00	340.40	3T	
340.40	340.70	3L	
340.70	342.90	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
60888	265.80	266.80	35	141	420	0.60	5.00	
60889	266.80	268.20	210	1800	11100	5.10	35.00	
60890	268.20	269.70	230	720	1200	6.51	113.00	
60891	269.70	271.20	300	1500	2000	10.30	187.00	
60892	271.20	272.40	380	1600	2400	11.00	545.00	
60893	272.40	273.85	7400	61000	83000	208.90	8603.00	
60894	273.85	275.30	11200	68000	97000	219.20	4733.00	
60895	275.30	276.00	2400	16200	20700	50.70	2245.00	
60896	276.00	276.50	3300	44000	49000	184.90	3676.00	
60897	276.50	277.40	450	3500	7500	18.50	865.00	
60898	277.40	277.55	4300	32000	51000	191.80	20283.00	
60899	277.55	278.30	3100	24800	34000	82.90	2145.00	
60900	278.30	279.70	7900	81000	91000	253.40	3897.00	
60901	279.70	281.20	12000	74000	82000	274.00	6550.00	
60902	281.20	283.00	8200	83000	92000	297.90	4878.00	
60903	283.00	284.20	13700	103000	112000	332.20	6378.00	
60904	284.20	285.65	17300	118000	175000	387.00	2329.00	
60905	285.65	287.20	7200	69000	86000	253.40	2503.00	

60906	287.20	289.00	15100	90000	105000	390.40	3579.00	
60907	289.00	290.30	12300	72000	100000	294.50	2150.00	
60908	290.30	290.70	15900	39000	65000	219.20	2153.00	
60909	290.70	290.95	1800	171000	237000	691.80	1476.00	
60910	290.95	291.15	40000	98000	171000	356.20	950.00	
60911	291.15	291.60	21400	21100	49000	100.00	978.00	
60912	291.60	292.45	4200	15700	135000	82.50	1799.00	
60913	292.45	292.90	530	270	12300	2.60	95.00	
60914	292.90	293.50	830	290	37000	2.40	90.00	
60915	293.50	295.60	167	210	1700	0.60	5.00	
60916	295.60	296.60	220	270	10400	1.10	47.00	
60917	296.60	297.25	500	3100	37000	9.59	75.00	
60918	297.25	298.20	95	480	840	2.30	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-42	5364415.0900	473690.2900	387.7000	475.500	-45.0	141.0	12763	3524

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-07 00:00:00	2005-06-16 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-45.00
9.10	141.50	-44.00
88.40	145.50	-41.00
170.70	145.50	-40.00
246.90	148.50	-39.00
320.00	147.50	-36.00
381.00	149.50	-34.00
472.40	147.50	-33.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.30	OB	
4.30	7.80	3A	3L

7.80	13.20	3T	4SI
13.20	17.10	3X	
17.10	18.40	3L	
18.40	25.80	3X	3L
25.80	26.80	3A	3L
26.80	30.80	4A	3T
30.80	35.80	3L	
35.80	36.00	3X	
36.00	39.00	3L	3T
39.00	39.20	5CH	
39.20	41.50	3L	3T
41.50	45.50	3L	3X
45.50	58.20	1F	1AM
58.20	59.40	3L	
59.40	74.30	3X	7DY
74.30	75.10	3T	4SI
75.10	89.70	7DY	
89.70	92.10	3T	
92.10	95.60	3T	
95.60	97.30	3T	
97.30	100.40	3T	
100.40	104.90	3L	
104.90	109.40	3T	

109.40	112.80	7DY	
112.80	115.70	3T	
115.70	118.70	3L	
118.70	118.80	BX	Fault Zone
118.80	119.80	3T	4A_Blk
119.80	121.20	3T	4SI
121.20	121.90	3T	4A_Blk
121.90	122.40	1F	7DY
122.40	122.90	3T	
122.90	130.00	1F	6B
130.00	131.40	3T	
131.40	136.00	1F	7DY
136.00	137.70	3T	
137.70	169.10	6BAM	
169.10	170.20	3T	
170.20	171.40	3L	
171.40	172.60	3T	4SI
172.60	173.10	4A_Blk	3T
173.10	176.90	3T	3L
176.90	177.10	5CH_Blk	
177.10	177.35	3T	4SI
177.35	177.80	3T	
177.80	177.90	5CH_Blk	

177.90	178.25	3X	3L
178.25	178.65	3L	
178.65	178.80	3X	5CH_Blk
178.80	178.90	3T	
178.90	178.95	5CH_Blk	
178.95	179.10	3L	3T
179.10	179.25	5CH_Blk	3T
179.25	179.45	3T	
179.45	179.55	5CH_Blk	
179.55	179.80	3T	3X
179.80	179.90	5CH_Blk	
179.90	181.50	3T	
181.50	182.40	3T	
182.40	182.70	5CH_Blk	
182.70	183.40	3T	3L
183.40	183.65	5CH_Blk	
183.65	184.70	3T	
184.70	185.50	3T	
185.50	185.70	QV	
185.70	189.80	7DY	
189.80	211.60	3T	
211.60	222.50	7DY	
222.50	228.60	3T	

228.60	231.40	3L	
231.40	257.20	3T	
257.20	258.60	3L	
258.60	278.50	3T	
278.50	281.30	3X	
281.30	289.80	3T	
289.80	291.40	6BAM	
291.40	299.70	3T	
299.70	300.20	7DY	3T
300.20	335.40	3T	
335.40	346.00	3T	
346.00	419.30	3T	
419.30	420.50	6B	
420.50	432.00	3T	
432.00	432.30	6B	
432.30	460.00	3T	
460.00	475.50	3T	

Assay

60919	200.10	201.15	98	920	4000	1.70	5.00	
60920	201.15	201.85	320	2100	33000	3.50	43.00	
60921	201.85	202.20	240	420	10100	1.60	5.00	
60922	202.20	202.70	420	3900	35000	8.22	35.00	

60923	202.70	203.40	70	240	5800	1.30	5.00	
60924	203.40	203.60	380	2200	36000	7.19	40.00	
60925	203.60	204.20	48	107	4500	1.20	5.00	
60926	204.20	205.30	127	370	4000	1.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-43	5364227.3080	473371.4400	369.5800	357.800	-51.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-13 00:00:00	2005-06-19 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-51.00
18.30	147.50	-52.00
85.30	145.50	-50.00
155.40	146.50	-49.00
243.50	150.50	-47.00
319.70	152.50	-48.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.50	OB	
13.50	41.20	2F	1F
41.20	43.90	3L	
43.90	54.30	3L	3A

54.30	60.80	3T	4SI
60.80	69.60	3L	3A
69.60	77.40	3T	
77.40	80.10	3L	
80.10	80.90	3T	4SI
80.90	83.20	3T	3L
83.20	83.60	3T	4SI
83.60	108.50	3T	
108.50	133.40	6BAM	
133.40	142.70	3T	
142.70	162.50	6BAM	
162.50	166.80	3T	4SI
166.80	229.90	6BAM	
229.90	235.10	3T	
235.10	245.70	7DY	
245.70	252.20	3T	
252.20	255.60	6B	
255.60	256.20	4A	
256.20	258.00	3T	
258.00	265.55	7DY	
265.55	268.40	7DY	
268.40	268.90	3X	
268.90	269.20	3T	

269.20	269.60	3L	
269.60	272.00	3T	5CH_Blk
272.00	272.15	5CH_Blk	
272.15	277.60	3T	
277.60	277.83	5CH_Blk	3T
277.83	280.05	3T	
280.05	281.40	5CH_Blk	
281.40	282.20	5ms_py	
282.20	283.40	5sms_py	
283.40	284.90	5ms_bm	
284.90	288.60	5sms_py	
288.60	290.20	5ms_bm	
290.20	290.80	5ms_py	
290.80	304.50	5ms_bm	
304.50	304.90	3T	
304.90	305.40	4A_Blk	
305.40	305.80	4A_Blk	
305.80	306.00	3T	
306.00	306.30	4A	
306.30	306.90	3T	
306.90	308.10	4A	
308.10	312.60	5Stwk_ser	5ssms_py
312.60	314.30	5Stwk_ser	5sms_bm

314.30	321.30	5Stwk_ser	
321.30	327.10	3T	
327.10	346.60	3T	
346.60	347.70	4G	5CH_Blk
347.70	349.00	3L	
349.00	357.10	3T	
357.10	357.80	3L	

Assay

60935	279.05	280.05	16	19	74	0.50	5.00	
60936	280.05	281.40	40	47	42	1.20	20.00	
60937	281.40	282.20	42	76	41	1.70	792.00	
60938	282.20	284.00	2500	13400	14600	43.80	1135.00	
60939	284.00	284.55	5200	55000	58000	167.80	2186.00	
60940	284.55	285.70	3200	19600	21400	83.20	1300.00	
60941	285.70	286.90	1300	6400	8900	31.20	1441.00	
60942	286.90	287.25	4600	35000	47000	96.60	8050.00	
60943	287.25	288.65	570	1600	3400	7.53	393.00	
60944	288.65	289.20	10800	91000	100000	226.00	1765.00	
60945	289.20	289.90	5900	41000	48000	137.00	4856.00	
60946	289.90	290.20	4600	44000	47000	178.10	4508.00	
60947	290.20	290.80	1200	9500	16200	39.40	909.00	
60948	290.80	291.10	5100	26300	42000	78.10	2700.00	

60949	291.10	291.50	9200	115000	154000	352.70	1919.00	
60950	291.50	292.50	6700	56000	78000	222.60	4480.00	
60951	292.50	294.00	6500	62000	83000	226.00	5853.00	
60952	294.00	294.90	6700	76000	94000	270.50	4392.00	
60953	294.90	295.60	7100	26000	197000	143.80	2057.00	
60954	295.60	296.55	9100	46000	346000	184.90	2451.00	
60955	296.55	297.75	7900	84000	90000	339.00	6490.00	
60956	297.75	298.05	8200	85000	100000	274.00	10743.00	
60957	298.05	298.55	18800	73000	93000	294.50	6250.00	
60958	298.55	299.60	8200	77000	99000	263.70	6325.00	
60959	299.60	300.15	29000	33000	378000	188.40	1531.00	
60960	300.15	301.10	12100	61000	332000	243.20	1833.00	
60961	301.10	301.40	4300	63000	92000	232.90	1656.00	
60962	301.40	302.20	2300	23400	175000	137.00	2625.00	
60963	302.20	303.10	5700	35000	242000	86.30	1721.00	
60964	303.10	303.30	6300	16500	59000	188.40	1100.00	
60965	303.30	303.60	4800	99000	184000	359.60	1948.00	
60966	303.60	304.45	6500	71000	93000	274.00	1345.00	
60967	304.45	304.90	84	1500	1600	7.53	310.00	
60968	304.90	305.40	1300	13800	22200	35.60	659.00	
60969	305.40	306.40	210	1800	1000	10.60	239.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-44	5364339.7300	473743.9000	410.6470	170.700	-63.0	141.0	12670	3519

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-17 00:00:00	2005-06-19 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-63.00
9.10	145.50	-63.00
96.00	142.50	-62.00
167.60	140.50	-60.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.10	OB	
2.10	7.10	3T	
7.10	9.30	4A	4SI
9.30	10.60	3T	
10.60	19.30	3T	4SI
19.30	20.60	6B	1F

20.60	21.10	3L	
21.10	28.20	1F	
28.20	29.90	3T	
29.90	30.50	5CH	
30.50	37.40	6B	
37.40	38.60	3T	7DY
38.60	39.70	3L	4SI
39.70	40.30	4G	3T
40.30	40.60	BX	
40.60	40.70	BX	4G
40.70	41.30	3T	
41.30	41.80	5CH	BX
41.80	41.90	4G	3T
41.90	42.10	3T	5CH
42.10	42.30	4G	5CH_Blk
42.30	50.80	7DY	6B
50.80	50.90	3T	
50.90	51.20	4A	3T
51.20	52.60	7DY	
52.60	54.10	6B	
54.10	65.40	7DY	
65.40	66.20	3T	
66.20	112.20	6B	

112.20	113.50	3T	
113.50	114.60	3L	
114.60	116.60	3T	
116.60	118.70	QV(poly)	
118.70	122.20	7DY	
122.20	123.70	3L	Shear Zone
123.70	126.20	7DY	
126.20	146.80	3T	
146.80	150.70	3T	5ssms_py
150.70	170.70	3T	5ssms_py

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-45	5364227.3080	473371.4400	369.5800	19.800	-56.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-19 00:00:00	2005-06-19 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-56.00
18.30	139.50	-54.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.20	OB	
13.20	19.80	1F	2F

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-46	5364198.1780	473331.9890	363.7020	477.000	-49.0	141.0	12820	3109

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-19 00:00:00	2005-06-28 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-49.00
15.20	143.50	-47.00
85.30	140.50	-46.00
167.60	140.50	-44.00
243.80	141.00	-44.00
262.10	141.50	-43.00
338.30	141.00	-41.00
350.50	140.50	-41.00
475.50	146.50	-38.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	12.70	OB	

12.70	33.60	2F	1F
33.60	35.90	3L	
35.90	37.60	3T	4SI
37.60	38.65	3L	
38.65	50.90	3T	3L
50.90	63.40	3L	3A
63.40	75.00	3T	3L
75.00	80.50	3L	
80.50	88.70	3T	
88.70	110.70	6BAM	
110.70	114.90	3T	
114.90	216.10	6BAM	
216.10	235.80	3T	
235.80	240.50	7DY	
240.50	244.10	3T	
244.10	259.20	7DY	
259.20	268.50	3T	
268.50	275.80	7DY	
275.80	276.95	3T	
276.95	277.30	QV(poly)	
277.30	277.95	4G	5ms_py
277.95	278.10	3L	5sms_py
278.10	278.50	4A_Blk	5ssms_py

278.50	280.50	3L	5sms_py
280.50	285.80	4A_Blk	5ssms_pym
285.80	286.50	3T_Blk	
286.50	287.10	3L	5ssms_py
287.10	289.10	3T_Blk	5CH_Blk
289.10	290.50	4A_Blk	5ssms_pym
290.50	292.60	4G	
292.60	293.10	3T	5sms_pym
293.10	293.60	4G	
293.60	294.90	3T	4A
294.90	295.70	4A_Blk	4G
295.70	297.00	4G	5ssms_pym
297.00	297.55	4A_Blk	4G
297.55	297.80	5ms_py	
297.80	299.30	4A_Blk	4G
299.30	300.80	3L	
300.80	301.05	4A_Blk	4G
301.05	301.25	5ms_bm	
301.25	301.45	5ms_py	
301.45	302.40	3T_Blk	4A_Blk
302.40	304.30	3T	
304.30	304.55	4A_Blk	
304.55	305.15	3T	

305.15	307.00	3L	
307.00	307.70	3T_Blk	
307.70	313.50	3T	
313.50	315.50	3T	3L
315.50	316.30	4G	5sms_pym
316.30	325.10	7DY	
325.10	330.50	4G	4A_Blk
330.50	332.70	3L	
332.70	336.80	7DY	
336.80	339.90	4G	4A_Blk
339.90	341.30	QV	4G
341.30	344.10	4A_Blk	3T_Blk
344.10	345.20	7DY	
345.20	349.90	4A_Blk	3T_Blk
349.90	352.40	3T_Blk	
352.40	359.30	3T	5CH
359.30	361.50	3T	3L
361.50	361.80	3T	5sms_py
361.80	371.70	3T	
371.70	380.50	3HB	5Stwk_chl
380.50	384.50	3T	3L
384.50	388.80	Shear Zone	
388.80	391.00	3T	3L

391.00	394.40	6BAM	
394.40	398.25	3L	3T
398.25	399.40	3T	
399.40	402.30	6BAM	
402.30	406.60	3T	
406.60	407.80	3L	
407.80	410.05	3T	3X
410.05	418.60	3T	
418.60	422.10	3L	
422.10	425.40	3T	4SI
425.40	428.50	4SI	
428.50	433.50	3L	3T
433.50	434.30	6B	
434.30	477.00	3L	

Assay

60989	275.95	276.95	32	26	100	0.50	5.00	
60990	276.95	277.30	270	480	2300	2.40	5.00	
60991	277.30	278.50	1300	8000	7600	37.70	540.00	
60992	278.50	280.50	670	4900	6300	24.70	549.00	
60993	280.50	281.20	230	1400	1700	6.85	210.00	
60994	281.20	281.60	510	3000	3900	16.40	373.00	
60995	281.60	283.20	73	260	350	2.60	87.00	

60996	283.20	284.80	41	166	220	2.00	120.00	
60997	284.80	285.80	78	94	300	1.70	132.00	
60998	285.80	287.10	29	82	230	0.80	23.00	
60999	287.10	289.10	24	69	170	1.00	17.00	
61000	289.10	290.50	29	39	120	0.80	26.00	
61001	290.50	292.60	95	67	440	2.00	34.00	
61002	292.60	293.10	29	53	160	1.10	66.00	
61003	293.10	294.90	43	57	250	1.20	81.00	
61004	294.90	295.70	54	44	290	1.10	27.00	
61005	295.70	297.00	53	61	280	1.60	54.00	
61006	297.00	297.55	360	1500	3700	101.40	165.00	
61007	297.55	297.80	3700	31000	49000	9.25	2065.00	
61008	297.80	299.30	153	300	620	2.50	83.00	
61009	299.30	301.05	54	176	470	1.50	17.00	
61010	301.05	301.25	16600	150000	168000	458.90	3836.00	
61011	301.25	301.45	4300	30000	37000	143.80	2591.00	
61012	301.45	302.40	166	630	1300	4.80	90.00	
61134	402.60	403.40	260	190	1600	0.70	5.00	
61135	403.40	403.80	410	151	500	1.20	5.00	
61136	403.80	404.20	410	96	610	0.90	5.00	
61137	404.20	405.10	410	2400	3200	2.70	5.00	
61138	405.10	405.60	310	1600	2300	1.50	5.00	
61139	405.60	406.60	370	1500	2200	1.40	5.00	

61140	406.60	407.60	130	600	830	0.70	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-47	5364227.3080	473371.4400	369.5800	389.200	-57.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-20 00:00:00	2005-06-29 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-57.00
18.30	141.50	-56.00
94.50	146.50	-55.00
170.70	145.50	-55.00
243.80	148.50	-54.00
313.90	146.50	-53.00
378.00	149.50	-53.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.60	OB	
13.60	39.50	2F	
39.50	51.50	3A	3L

51.50	58.80	3L	3A
58.80	60.00	3T	
60.00	61.40	4SI	
61.40	64.90	3T	
64.90	65.40	4A	
65.40	65.80	3L	
65.80	66.80	6BAM	
66.80	71.60	3L	
71.60	76.40	3A	3L
76.40	82.30	4SI	3T
82.30	83.10	3T	
83.10	86.40	4SI	3T
86.40	87.20	3X	3L
87.20	92.50	3T	
92.50	107.10	3T	
107.10	107.50	3X	
107.50	113.50	3PL	
113.50	113.60	5CH	
113.60	114.00	3T	
114.00	120.40	3T	
120.40	145.20	6BAM	
145.20	146.40	3T	
146.40	149.10	6B	3T

149.10	160.30	3X	3T
160.30	165.50	3X	
165.50	181.40	6B	
181.40	184.80	6B	
184.80	229.10	6B	
229.10	230.10	4SI	3T
230.10	231.30	3T	
231.30	233.10	4SI	
233.10	235.30	3T	
235.30	240.90	7DY	
240.90	258.30	7DY	
258.30	258.85	4G	QV
258.85	262.00	3T	
262.00	263.40	3L	
263.40	264.25	3T	
264.25	270.20	6BAM	
270.20	271.60	3T	4G
271.60	273.20	3L	
273.20	274.70	3T	
274.70	275.00	3L	
275.00	275.30	5CH_Blk	5ssms_pym
275.30	276.10	3T	
276.10	277.20	3T	5CH_Blk

277.20	280.70	3L	3T
280.70	281.70	4A_Blk	3T
281.70	285.50	3T	3L
285.50	294.20	7DY	
294.20	302.60	3L	3T_Blk
302.60	303.50	3T	
303.50	304.10	6B	3T
304.10	310.70	3T_Blk	3L
310.70	310.90	3L	QV
310.90	315.00	3T	5sms_py
315.00	315.20	5Stwk_chl	5ssms_bm
315.20	315.85	3T	5sms_py
315.85	316.30	3T_Blk	4A_Blk
316.30	318.95	3T	5sms_bm
318.95	319.20	4A_Blk	3T_Blk
319.20	319.60	3T	5sms_bm
319.60	320.10	5ms_bm	
320.10	320.50	3T	5sms_py
320.50	321.70	5ms_bm	
321.70	323.55	3L	5ssms_py
323.55	324.50	3T	
324.50	325.20	3T	QV(poly)
325.20	326.40	3T	5ssms_bm

326.40	327.60	3T	5ssms_py
327.60	330.35	3T	5ssms_py
330.35	333.90	3T	5Stwk_Qtz_py_bm
333.90	341.00	3T	5Stwk_Qtz_py_bm
341.00	344.10	3T	5CH
344.10	345.30	3T	5Stwk_Qtz_py_bm
345.30	346.40	3T	5Stwk_Qtz_py
346.40	361.40	3T	5Stwk_Qtz_py
361.40	361.85	3T	5Stwk_py
361.85	371.70	3T	5Stwk_Qtz_py_bm
371.70	372.30	3T	5ssms_py
372.30	372.85	3T	5ssms_py
372.85	373.90	3T	5ssms_bm
373.90	383.80	3T	5ssms_py
383.80	386.40	3L	5ssms_py
386.40	389.20	3T	5Stwk_py

Assay

61013	309.70	310.70	44	55	160	1.00	5.00	
61014	310.70	311.80	189	1200	710	16.80	196.00	
61015	311.80	312.50	240	390	1300	21.20	290.00	
61016	312.50	313.40	660	990	2000	47.90	177.00	
61017	313.40	314.00	980	2100	24000	18.20	497.00	

61018	314.00	314.55	1400	2000	11000	14.00	385.00	
61019	314.55	315.00	4600	22000	85000	83.20	599.00	
61020	315.00	315.85	3700	15700	52000	83.20	722.00	
61021	315.85	316.55	3400	20600	19900	143.80	2438.00	
61022	316.55	317.15	4700	31000	39000	171.20	3298.00	
60023	317.15	319.20	2000	10600	29000	52.70	575.00	
61024	319.20	319.55	1600	7700	21900	26.70	344.00	
61025	319.55	320.10	6800	7900	108000	33.90	1381.00	
61026	320.10	320.50	1100	1400	7600	6.51	309.00	
61027	320.50	321.70	6900	39000	162000	95.20	1100.00	
61028	321.70	322.90	1600	17000	57000	40.80	927.00	
61029	322.90	323.55	370	7400	11800	11.60	197.00	
61030	323.55	324.50	220	5900	6500	7.19	73.00	
61031	324.50	325.20	610	17200	20300	20.20	398.00	
61032	325.20	325.55	750	23200	24100	21.20	49.00	
61033	325.55	326.40	5500	2400	73000	4.30	54.00	
61034	326.40	327.60	780	96	18400	2.40	83.00	
61035	327.60	328.50	200	122	2600	2.00	64.00	
61036	328.50	330.35	122	57	1100	1.60	65.00	
61037	330.35	331.40	290	194	6700	3.40	99.00	
61038	331.40	332.25	1200	1600	23000	6.51	43.00	
61039	332.25	333.90	650	810	19300	6.51	42.00	
61040	333.90	334.90	131	280	2900	2.30	53.00	

61041	371.85	372.85	320	4700	4300	6.16	83.00	
61042	372.85	373.25	920	11100	19000	12.70	116.00	
61043	373.25	373.90	170	5000	6700	5.70	84.00	
61044	373.90	374.90	90	150	2000	2.80	44.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-48	5364198.1780	473331.9890	363.7020	373.100	-53.0	141.0	12820	3109

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-29 00:00:00	2005-07-03 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
18.30	142.50	-52.00
97.50	144.50	-51.00
160.90	139.50	-51.00
243.80	143.50	-49.00
362.70	147.50	-48.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	12.50	OB	
12.50	35.50	2F	1F
35.50	39.50	3L	
39.50	41.90	5CH	4SI

41.90	46.00	3L	3A
46.00	46.90	3T	
46.90	53.00	3L	
53.00	54.20	3T	4SI
54.20	67.40	3L	3A
67.40	97.00	3X	
97.00	112.00	6BAM	
112.00	119.10	3T	3L
119.10	126.50	6BAM	
126.50	133.10	3T	
133.10	150.60	6B	
150.60	152.80	3T	
152.80	208.30	6BAM	
208.30	209.80	3X	
209.80	217.80	3T	4SI
217.80	232.50	3T	3L
232.50	235.30	7DY	
235.30	238.20	3T	
238.20	242.20	3X	4G
242.20	245.10	3T	
245.10	245.60	4G	
245.60	253.90	7DY	
253.90	256.90	3X	

256.90	260.35	3T	
260.35	271.30	7DY	
271.30	276.80	3T	3L
276.80	277.20	4G	
277.20	277.40	3L	
277.40	277.65	4G	
277.65	284.60	3L	
284.60	285.70	4G	3T
285.70	286.90	3T	
286.90	288.30	4G	
288.30	289.50	3L	
289.50	291.20	4G	3T
291.20	299.40	3L	
299.40	300.15	3L	5sms_py
300.15	302.70	3L	3T
302.70	303.05	5ms_py	QV(poly)
303.05	303.85	3T	QV(poly)
303.85	304.70	3T	5Stwk_Qtz_py_bm
304.70	305.10	3T_Blk	5sms_py
305.10	305.85	5ms_bm	
305.85	306.25	5ms_bm	
306.25	307.20	5ms_bm	
307.20	308.05	5ms_bm	

308.05	308.55	5ms_bm	3T
308.55	308.85	3T	5sms_bm
308.85	309.70	3T	
309.70	312.60	3T	5sms_py
312.60	313.80	3T	5sms_bm
313.80	314.40	3T	5sms_py
314.40	316.80	3T	5sms_py
316.80	317.20	QV(poly)	
317.20	324.40	3T	5ssms_py
324.40	325.15	3T	5ssms_bm
325.15	326.00	3L	5ms_bm
326.00	330.80	3T	
330.80	337.70	3T	5ssms_py
337.70	342.60	3T	
342.60	357.00	3T	
357.00	359.80	4G	4A_Blk
359.80	362.30	3T	
362.30	363.20	5CH_Blk	4A_Blk
363.20	365.90	3T	
365.90	369.40	3L	
369.40	373.10	3T	

Assay

61045	301.80	302.70	28	90	260	0.80	15.00	
61046	302.70	303.05	2000	26800	25600	64.40	417.00	
61047	303.05	303.85	270	5700	4600	14.40	120.00	
61048	303.85	304.70	540	6100	7300	14.70	189.00	
61049	304.70	305.10	2400	7900	24200	27.70	606.00	
61050	305.10	305.85	67000	6400	149000	119.90	4915.00	
61051	305.85	306.25	28000	6200	129000	81.20	2493.00	
61052	306.25	307.20	5700	41000	247000	140.40	1148.00	
61053	307.20	308.05	11800	80000	262000	291.10	1583.00	
61054	308.05	308.55	9100	61000	146000	154.10	2099.00	
61055	308.55	308.85	2600	6300	51000	20.50	736.00	
61056	308.85	309.70	640	2200	12400	6.16	240.00	
61057	309.70	311.15	430	1800	16500	3.80	54.00	
61058	311.15	312.60	186	580	7000	1.90	46.00	
61059	312.60	313.80	2700	42000	64000	84.60	1319.00	
61060	313.80	315.30	350	4500	10600	3.80	35.00	
61061	315.30	316.80	330	4900	9500	7.88	47.00	
61062	316.80	317.20	200	1900	4000	7.88	11.00	
61063	317.20	319.20	360	430	3400	4.50	66.00	
61064	319.20	320.60	157	195	3000	3.10	88.00	
61065	320.60	320.85	2600	790	58000	10.30	89.00	
61066	320.85	322.40	102	1900	4400	9.59	68.00	
61067	322.40	323.80	76	670	2000	3.60	44.00	

61068	323.80	325.15	450	3400	13800	11.30	110.00	
61069	325.15	326.00	790	800	25300	15.80	249.00	
61070	326.00	327.00	37	1600	2400	5.10	24.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-49	5364227.3080	473371.4400	369.5800	397.500	-62.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-06-30 00:00:00	2005-07-06 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-62.00
18.30	143.50	-62.00
103.60	147.50	-60.00
173.70	146.50	-60.00
263.70	143.50	-58.00
334.00	147.50	-58.00
396.20	146.50	-59.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.90	OB	
13.90	43.30	1F	1AM
43.30	50.80	3T	3L

50.80	62.40	3L	3A
62.40	64.90	3T	3L
64.90	66.00	4SI	
66.00	82.50	3T	
82.50	98.90	3T	4SI
98.90	115.50	3T	
115.50	125.40	3T	3L
125.40	126.20	4SI	
126.20	139.60	3T	4SI
139.60	167.60	6BAM	
167.60	198.60	3T	
198.60	200.10	7DY	
200.10	215.90	3T	3X
215.90	219.90	3T	3L
219.90	230.00	3T	
230.00	238.50	3T	3L
238.50	240.30	4SI	
240.30	244.90	7DY	
244.90	254.30	3T	3X
254.30	263.70	7DY	
263.70	268.90	3T	
268.90	270.60	3T	3L
270.60	274.40	3T	

274.40	286.00	6BAM	
286.00	287.00	3T	
287.00	289.00	4A_Blk	
289.00	291.10	3T	
291.10	292.35	4A_Blk	
292.35	294.30	3T	
294.30	301.40	3T	3L
301.40	304.80	7DY	
304.80	326.50	6BAM	
326.50	327.00	3T	4SI
327.00	330.50	6B	
330.50	339.10	3T	
339.10	339.80	7DY	
339.80	341.00	3T	4A_Blk
341.00	342.30	3T	
342.30	342.80	7DY	
342.80	344.80	3T	4A_Blk
344.80	354.50	3T	3L
354.50	361.30	3T	
361.30	362.80	3T	
362.80	363.80	QV	
363.80	373.50	3T	
373.50	386.00	3T	

386.00	397.50	3T	3L

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-50	5364198.1780	473331.9890	363.7020	346.900	-58.0	141.0	12820	3109

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-04 00:00:00	2005-07-11 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-58.00
18.30	141.50	-56.00
81.40	144.50	-54.00
143.20	141.50	-52.00
173.70	143.50	-52.00
256.00	147.00	-51.00
344.40	144.50	-50.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	12.60	OB	
12.60	36.30	2F	
36.30	36.80	4SI	5ssms_pym

36.80	41.10	3L	
41.10	41.40	5CH	4SI
41.40	42.10	4A	
42.10	43.30	5CH	
43.30	48.10	3T	
48.10	50.60	3L	3A
50.60	51.00	6B	
51.00	55.60	3T	
55.60	55.90	3L	
55.90	56.80	3T	
56.80	67.70	3A	3L
67.70	80.80	3T	
80.80	99.10	3X	
99.10	101.00	3T	
101.00	103.40	3T	
103.40	107.30	3T	
107.30	107.60	QV	Fault Zone
107.60	113.20	3T	
113.20	121.00	3L	4SI
121.00	129.40	3T	
129.40	136.30	3L	
136.30	137.80	3T	
137.80	154.30	6B	

154.30	157.00	6B	
157.00	212.30	6B	
212.30	221.80	3T	
221.80	226.90	3L	
226.90	234.60	7DY	
234.60	235.40	3L	
235.40	269.70	7DY	
269.70	270.70	Fault Zone	4G
270.70	271.80	3T	
271.80	272.20	3L	
272.20	272.40	3T	4A_Blk
272.40	272.70	4A_Blk	5<5% py
272.70	272.80	3T	
272.80	273.05	5_CH_Blk	
273.05	276.10	3L	4A_Blk
276.10	276.80	3T	
276.80	278.40	3T	
278.40	279.50	3T	
279.50	280.00	4SI	
280.00	280.20	3T	
280.20	280.30	3T	5ssms_pym
280.30	280.90	3T	
280.90	280.95	3T	5sms_py

280.95	281.90	3T	
281.90	282.10	4A_Blk	3T
282.10	282.70	3T	
282.70	283.40	3T	4A_Blk
283.40	283.90	3T	
283.90	284.00	4A_Blk	
284.00	284.50	3T	
284.50	284.55	5ms_py	
284.55	284.70	3T	
284.70	284.80	5ms_py	
284.80	285.50	3T	
285.50	285.70	4A_Blk	3T
285.70	287.50	3T	
287.50	287.80	4A_Blk	
287.80	292.30	3T	
292.30	293.80	4A	5ssms_pym
293.80	297.50	3L	
297.50	298.50	4A_Blk	3T
298.50	299.90	3T_Blk	
299.90	303.50	3L	
303.50	305.90	3T	
305.90	306.10	5CH_Blk	
306.10	308.20	3T	3L

308.20	310.90	3L	
310.90	311.50	3T	5<5% py
311.50	311.80	Fault Zone	QV
311.80	312.25	5sms_py	Shear Zone
312.25	312.70	5ms_bm	QV(poly)
312.70	313.50	3T	5ssms_bm
313.50	313.90	5ms_bm	QV(poly)
313.90	314.30	3T	5sms_bm
314.30	314.75	5ms_bm	
314.75	315.10	QV	
315.10	316.30	5ms_bm	
316.30	316.65	5ms_bm	
316.65	317.80	5ms_bm	
317.80	318.40	3T	5sms_bm
318.40	319.55	3T	4SI
319.55	321.60	3T	
321.60	323.40	5Stwk_Qtz_py	
323.40	326.00	5Stwk_Qtz_py	
326.00	329.80	5Stwk_Qtz_py	
329.80	332.20	5Stwk_Qtz_py_bm	
332.20	341.00	5Stwk_Qtz_py	
341.00	343.50	5Stwk_Qtz_py_bm	
343.50	346.90	5Stwk_Qtz_py_bm	

Assay

61120	310.80	311.80	68	290	770	1.20	23.00	
61121	311.80	312.25	860	3800	8000	24.70	178.00	
61122	312.25	312.70	6000	30000	43000	89.40	1924.00	
61123	312.70	313.50	700	2500	32000	9.59	93.00	
61124	313.50	313.90	1000	4900	52000	15.80	173.00	
61125	313.90	314.30	370	1600	12700	8.56	144.00	
61126	314.30	314.75	3800	20800	116000	53.80	656.00	
61127	314.75	315.10	1800	3700	9300	15.40	81.00	
61128	315.10	316.30	4500	29000	88000	63.40	780.00	
61129	316.30	316.65	3200	31000	44000	79.10	662.00	
61130	316.65	317.80	7600	66000	269000	226.00	1254.00	
61131	317.80	318.40	4300	19200	97000	47.60	605.00	
61132	318.40	319.55	350	4900	7900	17.50	115.00	
61133	319.55	320.55	104	2400	3500	4.00	53.00	
61147	330.30	332.20	138	510	9300	7.53	91.00	
61148	340.90	341.80	2700	2000	42000	38.40	180.00	
61149	341.80	343.50	760	280	18000	3.80	104.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-51	5364156.3610	473552.3300	410.0230	189.000	-61.0	141.0	12648	3247

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-05 00:00:00	2005-07-11 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
6.10	144.50	-61.00
76.20	146.50	-61.00
143.30	141.50	-60.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.50	OB	
3.50	20.90	2F	1F
20.90	23.00	3T	
23.00	37.30	2F	1F
37.30	53.70	7DY	
53.70	57.40	2F	1F

57.40	68.70	2F	1F
68.70	70.10	3T	
70.10	73.50	3T	4SI
73.50	74.80	3T	
74.80	76.70	3T	4A_Blk
76.70	88.60	3T	
88.60	95.80	7DY	
95.80	99.90	3T	4A_Blk
99.90	101.80	5sms_py	
101.80	102.80	5ms_py	
102.80	103.90	4A_Blk	3T
103.90	107.80	3T	
107.80	108.20	4A	
108.20	117.10	3T	
117.10	118.30	4A_Blk	3T
118.30	120.70	3T	
120.70	122.30	4A	
122.30	128.00	3T	
128.00	132.00	4A_Blk	
132.00	133.30	3T	
133.30	143.40	7DY	
143.40	146.60	3L	
146.60	149.20	3T	

149.20	151.00	7DY	
151.00	153.50	3T	
153.50	156.90	3L	
156.90	158.40	Fault Zone	
158.40	189.00	3L	

Assay

61096	98.60	99.60	48	105	176	0.70	5.00	
61097	99.60	100.60	370	2900	4400	14.00	181.00	
61098	100.60	101.70	460	1400	2500	7.88	88.00	
61099	101.70	102.80	130	590	1400	4.80	73.00	
61100	102.80	103.40	107	300	580	1.50	36.00	
61101	103.40	104.10	167	190	370	1.00	5.00	
61109	118.90	119.90	3	13	114	0.30	5.00	
61110	119.90	120.20	10	21	120	0.40	5.00	
61111	120.20	120.70	3	3	139	0.20	5.00	
61112	120.70	121.30	16	4	114	0.50	5.00	
61113	121.30	121.67	12	21	60	0.40	5.00	
61114	121.67	122.30	12	16	88	0.20	5.00	
61115	122.30	123.30	4	1	123	0.20	5.00	
61116	130.60	131.60	14	5	40	0.20	5.00	
61117	131.60	132.00	16	6	106	0.20	5.00	
61118	132.00	133.20	5	3	54	0.20	5.00	

61119	133.20	134.20	4	1	69	0.20	5.00	
61102	149.20	150.40	32	30	123	0.20	5.00	
61103	150.40	150.80	27	95	116	2.00	31.00	
61104	150.80	151.00	27	57	179	0.20	5.00	
61105	151.00	152.20	28	220	740	1.00	5.00	
61141	170.50	171.00	72	2000	2300	0.40	5.00	
61142	171.00	172.00	149	1300	2800	0.40	5.00	
61143	172.00	173.00	350	4600	5700	2.50	5.00	
61106	177.00	177.65	280	4000	6200	2.50	5.00	
61107	177.65	179.60	250	3700	3100	2.10	5.00	
61108	179.60	180.55	121	1700	2200	1.70	5.00	
61144	181.90	182.30	169	3900	4000	2.80	5.00	
61145	182.30	183.00	1900	6000	5000	9.93	5.00	
61146	183.00	183.50	26	440	610	0.50	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-52	5364227.3080	473371.4400	369.5800	341.400	-50.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-06 00:00:00	2005-07-13 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-50.00
18.30	141.50	-50.00
94.80	145.50	-49.00
189.00	148.50	-45.00
274.30	149.50	-44.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.50	OB	
13.50	36.00	2F	1F
36.00	53.90	3L	3A
53.90	56.90	4SI	5CH
56.90	60.00	3T	

60.00	70.80	3A	
70.80	76.70	4SI	3T
76.70	108.30	3L	
108.30	130.10	6B	
130.10	138.60	3T	4SI
138.60	157.60	6B	
157.60	161.10	6B	
161.10	230.70	6B	
230.70	232.30	4SI	3T
232.30	233.00	QV	Fault Zone
233.00	234.20	3T	
234.20	234.90	4A	
234.90	235.20	3T	
235.20	257.70	7DY	
257.70	258.00	4G	Fault Zone
258.00	258.50	3T	
258.50	264.00	1F	
264.00	264.40	3T	
264.40	265.40	3T	5CH_Blk
265.40	266.60	3L	
266.60	270.50	3T	
270.50	271.10	3T	4A_Blk
271.10	271.40	5CH_Blk	4A_Blk

271.40	275.70	3T	
275.70	275.85	5CH_Blk	
275.85	276.90	3T	
276.90	277.00	Fault Zone	
277.00	277.60	3T	5ssms_py
277.60	279.50	5ms_py	
279.50	279.60	3T_Blk	5ssms_py
279.60	279.95	5ms_bm	
279.95	280.85	4A_Blk	3T_Blk
280.85	281.05	5ms_py	
281.05	281.50	3T_Blk	5ssms_py
281.50	283.15	4A_Blk	5ssms_py
283.15	283.35	5ms_py	
283.35	285.50	5ms_bm	
285.50	286.20	5sms_bm	
286.20	286.45	3T	
286.45	286.60	5sms_py	
286.60	286.90	5ms_bm	
286.90	288.95	5ms_py	
288.95	289.95	5ms_py	
289.95	290.35	5ms_bm	
290.35	290.45	5ms_bm	
290.45	290.75	3T	5ssms_bm

290.75	297.85	5ms_bm	
297.85	298.70	4A_Blk	Fault Zone
298.70	301.00	3T_Blk	4A_Blk
301.00	304.10	3T	
304.10	304.50	4A	4SI
304.50	305.10	3T	
305.10	310.40	3T	
310.40	316.65	3T	
316.65	317.65	3T	3L
317.65	319.50	3T	
319.50	321.80	3T	3L
321.80	328.90	3T	5CH
328.90	329.20	QV	
329.20	330.70	3T_Blk	3L
330.70	330.90	4G	
330.90	331.20	4G	Fault Zone
331.20	333.60	3T_Blk	4A_Blk
333.60	334.10	Fault Zone	QV
334.10	334.50	4G	
334.50	335.70	3T	
335.70	336.00	4A_Blk	5CH_Blk
336.00	337.70	3T	
337.70	338.00	3L	

338.00	341.40	3T	

Assay

61071	276.30	277.30	90	133	170	1.40	80.00	
61072	277.30	278.25	2200	8900	6800	35.60	864.00	
61073	278.25	279.60	1600	4600	2200	22.60	775.00	
61074	279.60	279.95	2300	13700	22500	52.10	1216.00	
61075	279.95	280.85	97	1200	1200	8.90	279.00	
61076	280.85	281.05	2200	14000	16300	71.20	811.00	
61077	281.05	283.15	430	1500	2600	10.60	445.00	
61078	283.15	283.35	200	1800	2400	15.80	903.00	
61079	283.35	285.50	11600	86000	100000	280.80	5015.00	
61080	285.50	286.60	1300	7500	12000	25.00	443.00	
61081	286.60	286.90	4000	24800	42000	59.60	636.00	
61082	286.90	288.00	2800	12100	17600	32.20	716.00	
61083	288.00	288.95	430	3500	6400	11.30	329.00	
61084	288.95	289.95	2500	11400	9800	35.60	1698.00	
61085	289.95	290.45	4900	55000	83000	184.90	1838.00	
61086	290.45	291.10	5300	35000	36000	123.30	3909.00	
61087	291.10	291.40	6700	121000	130000	404.10	2589.00	
61088	291.40	291.60	9200	30000	34000	109.60	4669.00	
61089	291.60	293.10	7800	65000	73000	174.70	3949.00	
61090	293.10	294.60	8900	67000	70000	205.50	4289.00	
61091	294.60	295.90	8900	71000	77000	284.20	6763.00	

61092	295.90	296.65	5000	40000	56000	178.10	3749.00	
61093	296.65	297.15	7000	95000	120000	373.30	3258.00	
61094	297.15	297.85	6300	20300	23800	69.20	1786.00	
61095	297.85	298.85	230	2700	3200	9.25	262.00	
61150	316.65	317.65	55	110	270	1.80	29.00	
61151	317.65	319.50	200	550	1600	4.60	115.00	
61152	319.50	321.00	580	2400	2500	11.30	343.00	
61153	321.00	322.50	420	330	1020	13.40	1568.00	
61154	322.50	323.60	188	430	1080	3.10	138.00	
61155	323.60	324.60	38	33	162	0.90	90.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-53	5364155.9800	473552.7660	409.7530	179.800	-50.0	141.0	12648	3247

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-11 00:00:00	2005-07-15 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-50.00
11.60	138.50	-51.00
50.60	138.50	-50.00
139.90	140.50	-49.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.40	OB	
2.40	13.70	1F	2F
13.70	18.00	3T	
18.00	31.45	1F	2F
31.45	34.70	3T	
34.70	38.60	7DY	

38.60	41.60	3T	
41.60	44.90	3X	
44.90	45.30	3L	
45.30	45.55	4G	
45.55	46.35	3L	
46.35	46.60	4G	
46.60	48.40	3L	
48.40	53.00	3T	4G
53.00	53.40	4G	
53.40	55.10	3L	
55.10	55.35	4G	
55.35	56.30	3T	
56.30	56.45	4G	
56.45	59.40	3L	
59.40	59.50	7DY	
59.50	62.70	3L	
62.70	68.45	3T	
68.45	70.00	7DY	
70.00	70.60	3T	
70.60	76.80	7DY	
76.80	82.20	3T	
82.20	82.35	7DY	
82.35	85.30	3T	

85.30	90.20	Fault Zone	
90.20	95.75	3T	
95.75	95.80	4G	
95.80	96.10	5ms_py	
96.10	108.30	4G	3T
108.30	110.10	1HB	2HB
110.10	110.35	3T	Shear Zone
110.35	114.75	7DY	
114.75	123.85	3T	
123.85	126.30	Shear Zone	QV
126.30	126.90	3L	
126.90	128.70	7DY	
128.70	179.80	3T	3L

Assay

61231	119.60	121.20	4	10	87	0.20	5.00	
61232	121.20	122.00	9	15	104	0.30	5.00	
61233	122.00	122.80	7	20	122	0.40	5.00	
61234	122.80	124.20	8	15	95	0.20	5.00	
61235	124.20	125.00	22	51	200	0.50	5.00	
61236	125.00	125.60	20	67	139	0.30	5.00	
61237	125.60	126.30	50	93	220	1.20	5.00	
61238	126.30	126.90	64	320	450	1.10	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-54	5364227.3080	473371.4400	369.5800	222.000	-48.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-13 00:00:00	2005-07-15 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-48.00
18.30	144.50	-48.00
82.30	139.50	-48.00
168.90	146.50	-46.00
219.50	146.50	-46.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-55	5364198.1030	473331.8990	363.6370	367.300	-61.0	141.0	12820	3109

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-13 00:00:00	2005-07-18 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
15.20	143.50	-60.00
118.90	138.50	-58.00
204.20	143.50	-57.00
283.50	144.50	-55.00
365.80	147.50	-53.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	11.60	OB	
11.60	39.10	6B	
39.10	45.50	3L	
45.50	60.80	3A	
60.80	68.00	3L	
68.00	76.20	3A	
76.20	112.10	3T	
112.10	115.30	3L	
115.30	133.10	6B	
133.10	137.30	3L	
137.30	139.00	3A	
139.00	192.80	3T	3L
192.80	196.60	6B	
196.60	217.00	3L	3T
217.00	229.90	3X	3T
229.90	237.70	3T	
237.70	240.20	3T	4G
240.20	241.40	4A_Blk	
241.40	243.30	3T	3X
243.30	262.50	6BAM	
262.50	265.70	3L	3T

265.70	269.60	6B	
269.60	274.90	3T	
274.90	276.30	3L	
276.30	287.20	3T	
287.20	288.80	4G	
288.80	292.05	3L	
292.05	311.60	7D	
311.60	314.10	3L	
314.10	319.10	3T	3L
319.10	319.90	7DY	
319.90	322.60	3T	
322.60	323.40	7DY	
323.40	327.30	3T	
327.30	327.90	3T	4A_Blk
327.90	330.30	3L	
330.30	331.40	3T	3L
331.40	334.10	3T	
334.10	335.50	4A_Blk	5sms_py
335.50	338.90	3T	
338.90	346.80	3L	
346.80	347.80	3T	
347.80	350.50	3L	
350.50	367.30	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
61169	333.10	334.10	12	59	110	0.30	17.00	
61170	334.10	334.60	3100	9500	24800	29.80	603.00	
61171	334.60	334.80	201	340	61	5.30	258.00	
61172	334.80	335.60	4700	26700	10200	102.10	1228.00	
61173	335.60	336.60	188	1600	5900	4.80	94.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-56	5364221.1990	473628.5990	404.5760	182.900	-61.0	141.0	12650	3356

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-15 00:00:00	2005-07-18 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
9.10	148.50	-61.00
69.20	148.50	-61.00
147.80	147.50	-60.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.60	OB	
1.60	5.00	3L	
5.00	15.35	3A	3L
15.35	18.20	3L	
18.20	24.30	3T	
24.30	26.80	3L	

26.80	40.70	7DY	QV
40.70	42.50	3T	
42.50	46.40	7DY	
46.40	47.40	3T	
47.40	53.00	7DY	
53.00	89.00	6BAM	
89.00	97.30	3X	
97.30	103.90	7DY	
103.90	109.30	3T	QV
109.30	117.10	3T	Shear Zone
117.10	131.45	3T	
131.45	132.45	5ms_bm	
132.45	133.05	3T	
133.05	133.35	5sms_py	3T
133.35	135.25	QV	3T
135.25	136.25	5sms_py	3T
136.25	137.10	5ms_py	
137.10	139.55	3T	5ssms_py
139.55	139.85	5ms_py	
139.85	142.70	5ms_py	
142.70	144.80	3T	5ssms_py
144.80	145.70	5sms_py	
145.70	152.90	3T	

152.90	154.70	Shear Zone	
154.70	170.80	3T	
170.80	172.10	3L	
172.10	174.50	6B	
174.50	182.90	3L	

Assay

61156	130.44	131.45	100	230	430	0.80	40.00	
61157	131.45	132.45	18900	48000	54000	164.40	3618.00	
61158	132.45	133.05	840	2300	2500	6.51	150.00	
61159	133.05	133.35	780	5800	8100	16.80	305.00	
61160	133.35	135.25	280	1200	2200	4.70	286.00	
61161	135.25	136.25	230	610	3000	9.93	553.00	
61162	136.25	137.10	31	102	540	5.20	248.00	
61163	137.10	139.55	44	400	1600	9.25	102.00	
61164	139.55	139.85	46	93	168	5.60	79.00	
61165	139.85	141.65	38	34	90	9.59	50.00	
61166	141.65	142.70	23	15	38	2.50	22.00	
61167	142.70	144.80	37	41	660	2.70	5.00	
61168	144.80	145.70	35	200	530	1.70	16.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-57	5364227.1380	473371.0150	369.4050	334.100	-46.0	141.0	12818	3158

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-15 00:00:00	2005-07-20 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-46.00
18.30	143.50	-46.00
109.70	146.50	-45.00
176.80	147.50	-43.00
246.50	149.50	-43.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	14.40	OB	
14.40	34.20	2F	
34.20	50.00	3L	3A
50.00	52.80	4A	
52.80	53.40	QV	

53.40	53.60	5CH	
53.60	55.60	3L	3T
55.60	60.90	3T	3L
60.90	68.30	3L	3A
68.30	72.00	4A	
72.00	74.10	3T	
74.10	74.60	4SI	3T
74.60	76.20	4A	
76.20	78.40	3X	
78.40	79.00	4SI	
79.00	83.90	3T	3X
83.90	86.00	Fault Zone	
86.00	96.00	3X	
96.00	98.80	3T	
98.80	122.50	6B	
122.50	127.50	3T	
127.50	148.00	6B	
148.00	152.10	7DY	
152.10	173.10	6B	
173.10	178.80	6B	Fault Zone
178.80	229.70	6B	
229.70	235.90	4SI	3T
235.90	259.50	7DY	

259.50	259.60	4G	Fault Zone
259.60	263.00	3T	
263.00	263.90	3T_Blk	5CH_Blk
263.90	264.00	5CH_Blk	
264.00	267.30	3T	3L
267.30	267.60	4A_Blk	3T_Blk
267.60	268.50	3L	
268.50	268.60	5CH_Blk	
268.60	269.50	3T	5CH_Blk
269.50	270.00	3T	Fault Zone
270.00	270.10	5CH_Blk	
270.10	271.00	3L	
271.00	272.10	4A_Blk	5ssms_pym
272.10	272.20	5ssms_py	
272.20	276.10	3L	3T
276.10	276.20	5ms_py	
276.20	277.10	3L	3T
277.10	277.30	5ms_py	
277.30	285.90	3L	3T
285.90	286.50	3T	
286.50	288.00	3T_Blk	
288.00	288.90	4A_Blk	3T
288.90	289.20	4A_Blk	QV

289.20	290.70	3T_Blk	
290.70	291.10	QV	Fault Zone
291.10	291.90	4A_Blk	3T
291.90	293.40	3L	3T
293.40	294.70	5ms_bm	
294.70	294.80	4A_Blk	
294.80	294.90	5ms_py	
294.90	295.30	4A_Blk	Fault Zone
295.30	298.20	3T	
298.20	298.40	QV(poly)	
298.40	300.90	3T	
300.90	301.70	5CH	
301.70	301.90	QV(poly)	
301.90	303.90	3T	QV(poly)
303.90	312.20	QV(poly)	3T
312.20	314.20	3T	3L
314.20	315.20	4A	Fault Zone
315.20	323.50	7DY	
323.50	324.50	4A_Blk	Fault Zone
324.50	325.50	3L	
325.50	326.90	7DY	
326.90	327.70	3T	
327.70	328.20	3T_Blk	4A_Blk

328.20	329.40	3T	
329.40	334.10	4A_Blk	3T

Assay

61174	290.00	291.10	50	113	145	1.10	49.00	
61175	291.10	292.10	260	200	290	1.90	66.00	
61176	292.10	293.40	96	320	700	2.60	95.00	
61177	293.40	294.30	2900	30000	52000	147.30	2396.00	
61178	294.30	294.90	3200	25400	37000	137.00	2189.00	
61179	294.90	295.30	760	5800	6800	30.80	611.00	
61180	295.30	296.30	75	310	400	4.20	145.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-58	5364214.7450	473506.1820	389.9100	257.600	-65.0	141.0	12722	3256

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-18 00:00:00	2005-07-21 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-65.00
10.10	139.50	-65.00
77.10	146.50	-63.00
168.60	151.50	-62.00
252.70	148.50	-61.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.40	OB	
1.40	9.30	3T	3L
9.30	11.00	7DY	
11.00	11.60	3T	3L
11.60	19.20	1F	

19.20	21.80	3T	
21.80	23.10	3A	
23.10	29.50	3L	3A
29.50	38.00	3T	
38.00	39.60	3L	3T
39.60	51.80	3X	
51.80	56.30	3T	
56.30	61.40	6B	3T
61.40	68.00	3T	
68.00	74.80	7DY	
74.80	79.00	3T	
79.00	80.20	7DY	
80.20	81.10	3T	
81.10	82.40	7DY	
82.40	83.60	3T	
83.60	87.60	3T	QV
87.60	90.00	3T	
90.00	93.90	7DY	
93.90	100.00	6B	
100.00	102.50	6B	
102.50	111.90	6B	
111.90	159.50	6B	
159.50	197.50	6B	

197.50	204.50	6B	
204.50	208.60	3T	
208.60	212.20	7DY	
212.20	212.75	5CH_Blk	QV
212.75	214.30	7DY	
214.30	215.30	4A_Blk	5sms_pym
215.30	217.00	3T	
217.00	217.55	5ms_py	3T
217.55	218.00	3L	5ssms_py
218.00	218.80	3L	5sms_py
218.80	219.90	5ms_py	3L
219.90	221.25	3T	5ssms_py
221.25	221.75	5ms_py	
221.75	223.80	5ms_bm	
223.80	224.50	3T	5sms_py
224.50	225.25	3T	5sms_bm
225.25	226.00	3T	5ssms_py
226.00	226.95	3T	5sms_py
226.95	228.95	5ms_bm	
228.95	229.55	5ms_bm	
229.55	230.70	5ms_bm	
230.70	231.25	5ms_py	
231.25	233.25	4G	5ssms_py

233.25	233.55	5ms_py	
233.55	234.25	4A_Blk	3T_Blk
234.25	235.00	5ms_pym	4A_Blk
235.00	236.75	4G	5CH_Blk
236.75	237.40	5ms_pym	
237.40	240.80	3T_Blk	4A_Blk
240.80	245.50	3T_Blk	
245.50	257.60	3T	5ssms_py

Assay

61181	216.00	217.00	32	173	460	1.00	9.00	
61182	217.00	217.55	320	1700	3200	6.50	97.00	
61183	217.55	218.00	140	550	3900	4.60	20.00	
61184	218.00	218.80	180	1400	3100	4.40	69.00	
61185	218.80	219.90	320	1800	2600	6.20	131.00	
61186	219.90	221.25	190	330	2100	2.10	57.00	
61187	221.25	221.75	3300	6700	19500	22.90	313.00	
61188	221.75	222.75	4000	7700	96000	41.10	747.00	
61189	222.75	223.80	4500	8800	56000	41.10	913.00	
61190	223.80	224.50	1600	6400	11300	27.70	705.00	
61191	224.50	225.25	4400	39000	51000	178.10	2710.00	
61192	225.25	226.95	300	1600	2300	6.20	260.00	
61193	226.95	228.95	6300	42000	60000	137.00	1952.00	

61194	228.95	229.55	2800	33000	34000	137.00	2936.00	
61195	229.55	229.80	6600	8400	8500	53.80	1161.00	
61196	229.80	230.70	2300	18300	25200	49.00	2054.00	
61197	230.70	231.25	3500	28000	26100	63.70	685.00	
61198	231.25	233.25	130	300	530	2.90	120.00	
61199	233.25	233.55	890	4800	9100	19.90	431.00	
61200	233.55	234.25	940	5000	11800	21.90	195.00	
61201	234.25	235.00	140	430	310	2.90	177.00	
61202	235.00	236.75	180	94	580	3.20	27.00	
61203	236.75	237.40	130	194	340	3.70	113.00	
61204	237.40	238.40	340	540	2600	6.50	44.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-59	5364220.7390	473629.0700	404.6490	179.800	-49.0	141.0	12650	3356

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-19 00:00:00	2005-07-21 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-49.00
9.40	147.50	-50.00
100.60	143.50	-48.00
178.30	143.50	-46.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.50	OB	
3.50	17.00	3L	3A
17.00	21.00	3T	
21.00	37.00	7DY	
37.00	41.40	3T	
41.40	41.80	7DY	

41.80	45.95	3T	
45.95	66.25	6BAM	
66.25	68.00	3T	
68.00	70.75	7DY	
70.75	75.90	3L	
75.90	90.65	3T	
90.65	91.30	Shear Zone	Fault Zone
91.30	103.00	3T	
103.00	107.00	Shear Zone	Fault Zone
107.00	107.40	3T	5ssms_py
107.40	107.50	5ms_py	
107.50	107.82	3T	5ssms_py
107.82	108.31	5ms_py	
108.31	109.40	3T	QV(poly)
109.40	110.80	5ms_py	
110.80	130.55	3T	
130.55	133.15	3L	
133.15	134.80	6B	QV
134.80	179.80	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
61239	107.10	107.82	102	125	2200	10.60	127.00	
61240	107.82	108.31	60	133	320	11.60	106.00	

61241	108.31	109.40	8	78	149	1.20	5.00	
61242	109.40	110.80	27	143	250	4.50	43.00	
61243	110.80	111.40	26	44	171	2.10	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-60	5364198.3120	473332.6750	363.6450	437.400	-51.0	141.0	12818	3109

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-21 00:00:00	2005-08-01 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-51.00
21.30	140.50	-50.50
70.00	145.50	-50.00
112.70	145.50	-49.00
161.50	145.50	-48.00
204.20	146.00	-47.00
243.80	145.50	-47.00
274.30	147.50	-46.00
344.40	147.50	-44.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	12.90	OB	

12.90	29.40	2F	1F
29.40	39.30	3T	3L
39.30	41.90	5CH	
41.90	65.90	3L	3A
65.90	94.70	3X	
94.70	112.40	6BAM	
112.40	130.80	3T	3L
130.80	144.90	6B	
144.90	148.20	6B	
148.20	213.80	6B	
213.80	217.50	3T	
217.50	239.75	3T	3L
239.75	240.40	3L	5CH_Blk
240.40	271.50	7DY	
271.50	271.90	4G	
271.90	278.15	3L	
278.15	278.65	5CH_Blk	4G
278.65	286.25	3L	
286.25	286.80	4A_Blk	5CH_Blk
286.80	287.43	3L	
287.43	287.86	4A_Blk	5CH_Blk
287.86	288.12	3L	
288.12	288.22	4G	

288.22	289.60	3L	
289.60	289.70	4G	
289.70	291.10	3T	
291.10	291.23	5ms_bm	
291.23	291.75	3L	
291.75	292.10	5ms_bm	
292.10	292.70	3T	5sms_py
292.70	293.15	3T	5sms_bm
293.15	293.70	3T	5sms_py
293.70	296.90	3T	5ssms_py
296.90	297.85	5ms_bm	
297.85	298.07	5ms_py	
298.07	299.00	5ms_bm	
299.00	299.55	5ms_bm	
299.55	301.00	5ms_bm	
301.00	301.45	5ms_bm	
301.45	301.95	5ms_bm	
301.95	302.15	5ms_bm	
302.15	303.35	5ms_bm	
303.35	304.20	4G	QV
304.20	304.43	5ms_py	
304.43	304.66	5ms_bm	
304.66	305.71	5ms_py	

305.71	307.70	5ms_bm	
307.70	312.72	3T	5ssms_py
312.72	328.75	3L	
328.75	329.15	3T	4A_Blk
329.15	329.33	4A_Blk	
329.33	332.25	3T	
332.25	333.40	3L	
333.40	340.60	3T	
340.60	343.10	7DY	QV
343.10	345.50	3L	
345.50	352.90	4A_Blk	3T_Blk
352.90	355.30	3T_Blk	
355.30	358.66	3T	
358.66	359.60	3L	
359.60	361.80	7DY	
361.80	370.50	3T	3L
370.50	374.40	3T_Blk	
374.40	376.30	3L	
376.30	379.20	3T	
379.20	380.50	3L	
380.50	384.35	3T	
384.35	390.10	3L	
390.10	391.30	3T	

391.30	407.15	3L	
407.15	408.73	3T	
408.73	411.60	3L	
411.60	414.90	3T	
414.90	416.72	7DY	
416.72	420.10	3T	5ssms_py
420.10	420.25	7DY	
420.25	429.13	3T	5Stwk_Qtz_py
429.13	429.45	7DY	
429.45	429.80	3T	5Stwk_Qtz_py
429.80	430.70	3T_Blk	
430.70	431.35	3T	
431.35	437.40	3L	3T

Assay

61205	290.10	291.10	220	200	160	2.30	93.00	
61206	291.10	291.23	6500	54000	50000	280.80	7060.00	
61207	291.23	291.75	490	1700	3300	11.30	298.00	
61208	291.75	292.10	2800	10900	16500	51.70	1434.00	
61209	292.10	292.70	270	470	820	5.20	322.00	
61210	292.70	293.15	2700	16900	25800	93.50	836.00	
61211	293.15	293.70	1100	4700	5300	21.20	466.00	
61212	293.70	295.20	300	160	950	5.30	176.00	

61213	295.20	296.70	370	1600	2400	14.00	423.00	
61214	296.70	297.07	4200	26000	39000	123.30	2881.00	
61215	297.07	297.85	5300	48000	65000	171.20	7870.00	
61216	297.85	298.07	8400	45000	53000	171.20	7113.00	
61217	298.07	298.70	8500	63000	72000	202.00	4557.00	
61218	298.70	299.00	6800	69000	72000	236.30	7458.00	
61219	299.00	299.55	21700	85000	95000	397.30	10895.00	
61220	299.55	301.00	13400	97000	153000	393.80	4083.00	
61221	301.00	301.45	2900	182000	206000	592.50	5735.00	
61230	301.45	301.95	10100	157000	224000	510.30	4690.00	
61222	301.95	302.15	4800	62000	117000	154.10	2187.00	
61223	302.15	303.35	5000	50000	121000	130.10	1262.00	
61224	303.35	304.20	1300	1300	5900	11.30	440.00	
61225	304.20	304.43	1700	380	12300	24.00	1308.00	
61226	304.43	305.35	13100	82000	74000	301.40	5056.00	
61227	305.35	305.71	5000	37000	45000	119.90	2438.00	
61228	305.71	307.70	9400	89000	104000	297.90	8998.00	
61229	307.70	308.70	420	2600	13900	10.60	290.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-61	5364214.4570	473506.4100	389.9160	249.900	-61.0	141.0	12725	3256

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-21 00:00:00	2005-07-28 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
7.00	138.50	-61.00
78.90	144.50	-59.00
147.00	143.00	-59.00
230.00	144.00	-57.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.40	OB	
1.40	6.30	3L	
6.30	8.20	3T	
8.20	9.50	2AB	
9.50	14.50	2AM	

14.50	15.50	3T	
15.50	27.70	3A	3L
27.70	33.60	3T	
33.60	35.50	3L	
35.50	36.30	4SI	3X
36.30	48.70	3X	
48.70	59.60	3T	
59.60	64.40	7DY	
64.40	70.10	3T	
70.10	71.10	3T	4SI
71.10	72.40	3T	
72.40	77.50	6B	
77.50	81.10	6B	
81.10	189.60	6B	
189.60	190.80	3T	4A
190.80	190.95	4A	5CH
190.95	192.90	3T	
192.90	195.20	7DY	
195.20	195.50	4SI	4A_Blk
195.50	197.00	7DY	
197.00	200.20	3T_Blk	4A_Blk
200.20	201.35	3T	3L
201.35	201.45	5ms_py	

201.45	202.02	5ms_bm	3L
202.02	202.93	5sms_py	3L
202.93	204.10	5ssms_py	3T
204.10	204.17	5ms_bm	
204.17	204.50	5ms_bm	3L
204.50	205.20	5ssms_py	3T
205.20	205.71	5sms_bm	3L
205.71	206.16	5ms_bm	
206.16	206.58	5ms_py	
206.58	207.00	5sms_py	
207.00	207.57	5ms_bm	
207.57	207.87	5ms_bm	
207.87	208.20	5ms_bm	
208.20	208.54	5sms_py	
208.54	209.06	5ms_bm	
209.06	209.90	5sms_bm	
209.90	210.25	4A	
210.25	210.60	5ms_pym	
210.60	214.95	3T_Blk	
214.95	215.30	5ms_py	
215.30	220.20	3T_Blk	QV
220.20	220.40	4A_Blk	
220.40	221.00	5ms_pym	

221.00	221.60	3T_Blk	3V
221.60	224.10	3T_Blk	
224.10	225.70	3T	3L
225.70	227.60	5ms_py	
227.60	227.90	5sms_py	
227.90	229.60	3T	5ssms_py
229.60	229.90	5sms_py	
229.90	237.10	3T	3L
237.10	240.10	3L	
240.10	246.10	3T	
246.10	246.30	5ms_py	
246.30	249.90	3T	

Assay

76510	200.35	201.35	172	360	810	1.90	37.00	
76511	201.35	202.02	1800	8300	10300	34.20	1399.00	
76512	202.02	203.00	800	5100	5700	20.20	582.00	
76513	203.00	204.00	300	810	2100	3.70	95.00	
76514	204.00	204.50	1700	32000	46000	76.00	809.00	
76515	204.50	205.70	1400	12400	15500	54.50	898.00	
76516	205.70	206.15	12500	71000	77000	304.80	2940.00	
76517	206.15	206.60	440	1800	2200	12.70	1153.00	
76518	206.60	207.60	6100	54000	65000	130.10	1798.00	

76520	207.60	207.90	4600	30000	33000	98.00	2480.00	
76521	207.90	208.20	5300	45000	53000	188.40	7798.00	
76522	208.20	208.55	2200	4600	2800	19.20	1079.00	
76523	208.55	209.15	5100	35000	32000	126.70	7243.00	
76524	209.15	209.60	540	2900	3500	14.00	584.00	
76525	209.60	209.90	2200	16000	19800	3.80	4266.00	
76526	209.90	210.25	280	1500	1100	9.90	422.00	
76527	210.25	210.60	460	3400	4100	20.90	728.00	
76528	210.60	211.60	13	59	180	0.50	16.00	
76529	214.90	215.30	82	260	510	2.20	104.00	
76530	215.30	216.40	15	28	102	0.30	5.00	
76531	225.70	226.80	7	52	83	2.20	5.00	
76532	226.80	227.90	13	44	47	3.10	33.00	
76533	227.90	228.90	12	59	115	4.30	54.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-62	5364267.9620	473582.7660	398.0010	261.200	-61.0	141.0	12721	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-25 00:00:00	2005-07-29 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-61.00
8.20	135.50	-61.00
64.60	138.50	-61.00
137.70	138.50	-61.00
241.40	142.00	-60.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.80	OB	
4.80	5.40	2F	
5.40	11.90	3A	
11.90	16.80	3L	
16.80	19.00	2F	

19.00	24.50	3L	
24.50	35.80	6B	
35.80	36.50	QV	
36.50	39.50	3T	
39.50	40.60	6B	
40.60	53.50	3T	
53.50	61.00	6B	
61.00	68.30	6B	
68.30	74.00	3T	
74.00	75.40	6B	
75.40	83.50	3T	
83.50	90.70	6B	
90.70	93.70	3T	
93.70	113.20	6B	
113.20	115.20	3T	
115.20	116.70	QV	
116.70	120.00	3T	
120.00	148.40	6B	
148.40	153.60	7DY	
153.60	169.40	6B	
169.40	172.70	3T	
172.70	178.50	6B	
178.50	186.50	3T	

186.50	187.80	7DY	
187.80	216.00	3T	
216.00	218.50	7DY	
218.50	218.90	5ssms_py	
218.90	219.30	5sms_bm	
219.30	220.20	5ms_bm	
220.20	220.80	5ms_bm	
220.80	221.60	5ms_bm	
221.60	222.10	5ms_bm	
222.10	222.30	5sms_pym	
222.30	230.40	3T	
230.40	235.20	5ssms_py	
235.20	261.20	3T	

Assay

76501	217.50	218.50	45	70	190	0.50	5.00	
76502	218.50	218.90	4100	890	3300	10.60	69.00	
76503	218.90	219.30	8500	4300	62000	32.90	456.00	
76504	219.30	220.20	7300	33000	99000	136.90	1090.00	
76505	220.20	220.80	4100	37000	208000	143.80	1264.00	
76506	220.80	221.60	4600	14700	116000	68.50	1880.00	
76507	221.60	222.10	13900	23900	165000	119.90	1211.00	
76508	222.10	222.30	7500	29000	46000	136.90	706.00	

76509	222.30	223.30	61	191	800	2.00	52.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-63	5364214.0240	473506.6860	389.9690	240.200	-52.0	141.0	12725	3255

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-28 00:00:00	2005-07-31 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-52.00
10.10	139.00	-52.50
95.40	147.50	-51.00
186.80	146.50	-49.00
229.50	146.50	-48.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.60	OB	
1.60	5.20	3L	3T
5.20	6.30	3T	
6.30	11.10	1F	
11.10	19.20	3A	

19.20	20.00	3T	
20.00	21.40	3L	
21.40	28.30	3T	
28.30	30.00	3L	
30.00	53.60	3X	3T
53.60	62.30	7DY	
62.30	67.90	6B	
67.90	70.00	6B	
70.00	164.80	6B	
164.80	167.90	3T	6B
167.90	168.60	3T	4A
168.60	168.90	5CH	3T
168.90	169.40	3T	4A_Blk
169.40	171.00	7DY	
171.00	172.70	3T	
172.70	173.70	3T_Blk	5ssms_pym
173.70	174.00	7DY	
174.00	174.90	4A_Blk	Fault Zone
174.90	175.60	3T	5sms_py
175.60	175.80	Fault Zone	
175.80	176.10	3T	5ssms_py
176.10	176.90	5ms_py	
176.90	177.50	3T_Blk	5ssms_py

177.50	177.70	5ms_py	
177.70	178.80	3T_Blk	
178.80	179.10	Fault Zone	3T_Blk
179.10	183.70	3T_Blk	
183.70	183.80	5ms_py	
183.80	186.00	3T_Blk	
186.00	189.90	3T	
189.90	197.70	3L	
197.70	199.25	3L	
199.25	199.30	5ms_py	
199.30	200.20	3T	3L
200.20	207.90	3T_Blk	
207.90	208.90	3T	
208.90	209.10	5ms_py	
209.10	210.10	3T	
210.10	210.60	5sms_py	
210.60	211.60	3T	QV
211.60	216.80	3T	
216.80	217.60	7DY	
217.60	219.70	3T	
219.70	221.00	7DY	
221.00	225.80	3T	
225.80	228.00	3L	

228.00	234.70	3T	Fault Zone
234.70	240.20	3T	

Assay

76543	172.70	173.60	69	75	128	0.70	69.00	
76544	173.60	174.80	25	280	500	1.20	19.00	
76545	174.80	176.10	420	4600	9100	12.70	143.00	
76546	176.10	176.90	123	270	710	2.50	84.00	
76547	176.90	177.60	280	2000	3300	7.19	78.00	
76548	177.60	177.80	121	340	530	3.80	112.00	
76549	208.90	209.10	310	870	2600	9.93	136.00	
76550	209.10	209.90	52	85	670	2.00	65.00	
76551	209.90	210.60	58	260	330	3.40	111.00	
76552	210.60	211.40	14	230	430	0.90	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-64	5364267.5230	473583.0500	398.2510	240.000	-53.0	141.0	12717	3350

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-07-30 00:00:00	2005-08-02 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
9.80	138.00	-53.00
87.20	139.50	-51.00
166.70	141.00	-50.00
238.40	144.50	-49.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	5.20	OB	
5.20	9.90	3A	
9.90	12.40	3L	
12.40	16.40	1F	
16.40	23.80	3L	

23.80	31.00	6B	
31.00	34.40	3T	
34.40	37.80	6B	
37.80	38.80	3T	
38.80	42.00	6B	
42.00	47.10	3T	
47.10	56.30	6B	
56.30	60.20	3T	
60.20	64.40	6B	
64.40	71.30	3T	
71.30	79.10	6B	
79.10	82.80	3T	
82.80	93.40	6B	
93.40	107.80	QV	6B
107.80	163.60	6B	
163.60	165.40	3L	
165.40	166.30	7DY	
166.30	187.00	3T	
187.00	187.85	5sms_py	
187.85	193.50	3T	5Stwk_Qtz_py
193.50	194.80	3T	
194.80	195.35	5sms_py	5Stwk_Qtz_py
195.35	197.50	3T	

197.50	200.10	5Stwk_Qtz_py	
200.10	206.20	3L	3T
206.20	207.00	5ssms_py	3T
207.00	208.10	5sms_py	
208.10	209.40	3T	
209.40	210.40	3T	
210.40	212.40	3L	
212.40	219.50	3T	
219.50	221.00	3T	
221.00	222.50	3T	
222.50	223.80	3L	
223.80	234.10	3T	
234.10	236.20	3L	
236.20	238.80	6B	
238.80	240.00	3T	

Assay

76534	193.50	193.95	810	620	2500	19.20	186.00	
76535	193.95	194.80	143	1700	3500	15.10	301.00	
76536	194.80	195.35	66	173	410	4.70	380.00	
76537	195.35	196.10	128	600	2200	14.70	1736.00	
76538	196.10	198.60	36	230	174	3.50	52.00	
76539	198.60	200.10	42	250	170	2.80	59.00	

76540	200.10	206.10	11	43	66	4.80	35.00	
76541	206.20	207.00	16	51	45	3.60	35.00	
76542	207.00	208.10	101	194	670	9.59	68.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-65	5364279.5430	473450.2060	369.0770	394.700	-65.0	141.0	12807	3250

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-08-01 00:00:00	2005-08-10 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-65.00
10.10	147.50	-65.00
83.20	149.50	-63.00
159.40	147.50	-61.00
235.60	150.00	-60.00
299.60	149.50	-60.00
391.10	151.50	-59.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.10	OB	
2.10	43.20	2F	
43.20	45.10	3L	

45.10	47.60	3T	
47.60	48.50	3A	
48.50	49.30	3T	
49.30	82.30	3L	3A
82.30	83.80	3T	
83.80	85.70	4A_Blk	3T
85.70	91.20	3T	
91.20	104.20	3X	
104.20	223.40	6B	
223.40	249.30	7DY	
249.30	249.80	7DY	
249.80	251.80	3T	
251.80	265.70	7DY	
265.70	265.90	4G	Fault Zone
265.90	266.40	3T_Blk	
266.40	271.40	7DY	
271.40	272.50	3L	
272.50	279.30	3T	
279.30	279.50	4A	3T
279.50	282.50	1F	
282.50	285.60	Fault Zone	
285.60	288.40	3T	3L
288.40	309.30	7DY	

309.30	320.40	3T	5CH
320.40	325.00	3T	4SI
325.00	326.60	4A	3T
326.60	327.20	3T	
327.20	331.10	3T	
331.10	332.50	3T	
332.50	333.50	6B	
333.50	339.70	3T	
339.70	344.40	7DY	
344.40	347.30	3T	4A_Blk
347.30	348.90	4A_Blk	3T_Blk
348.90	350.30	7DY	
350.30	350.35	5ms_bm	QV
350.35	350.40	Fault Zone	
350.40	356.30	3T	
356.30	356.40	5ms_py	
356.40	359.30	3T	
359.30	359.50	5ms_py	
359.50	363.30	3T	
363.30	363.60	5ms_py	
363.60	374.80	3T	
374.80	375.00	5ms_py	
375.00	389.90	3T	

389.90	390.10	5ms_py	
390.10	394.70	3T	

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-66	5364340.4850	473527.5770	372.9050	350.500	-53.0	141.0	12806	3352

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-08-02 00:00:00	2005-08-10 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
9.10	139.50	-52.00
36.60	139.00	-52.00
94.20	146.50	-51.00
167.60	144.50	-50.00
243.20	145.00	-49.00
338.30	146.50	-48.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.00	OB	
4.00	38.60	2F	
38.60	90.00	3A	
90.00	94.80	3L	
94.80	200.40	6B	
200.40	201.60	3T	
201.60	202.00	6B	
202.00	203.60	3T	
203.60	205.50	3L	
205.50	207.20	3T	
207.20	214.15	6B	
214.15	220.80	3T	
220.80	221.70	4SI	4A_Blk
221.70	223.60	3T	3L
223.60	224.55	4A_Blk	5CH_Blk
224.55	227.80	3T	
227.80	228.80	3L	
228.80	229.30	4SI	
229.30	231.30	3T	
231.30	233.20	4SI	
233.20	238.20	7DY	

238.20	245.50	3T	
245.50	246.00	5sms_py	3T
246.00	249.00	7DY	
249.00	253.90	3T	
253.90	260.00	7DY	
260.00	264.80	3T	
264.80	268.40	7DY	
268.40	273.00	3T	
273.00	273.50	5sms_py	3T
273.50	276.00	3T	
276.00	277.60	5Stwk_Qtz_py	3L
277.60	301.50	3L	
301.50	302.60	5ms_bm	
302.60	304.35	3T	5Stwk_Qtz_py
304.35	305.00	5ms_py	
305.00	308.50	3T	5Stwk_Qtz_py
308.50	314.20	5ms_bm	
314.20	314.70	5sms_pym	
314.70	315.95	5ms_py	
315.95	316.95	3T	
316.95	324.10	3T	
324.10	326.50	3T	
326.50	336.30	3T	3L

Assay

76553	300.50	301.50	380	34	480	1.50	5.00	
76554	301.50	302.60	13700	64000	84000	390.40	743.00	
76555	302.60	303.60	1700	280	490	9.25	79.00	
76556	303.60	304.35	119	450	550	3.00	18.00	
76557	304.35	305.00	4700	430	3900	5.20	72.00	
76558	305.00	306.00	1200	171	6200	1.90	5.00	
76559	306.00	307.00	1500	210	7300	2.30	31.00	
76560	307.00	308.00	1200	290	2700	2.60	57.00	
76561	308.00	308.50	8800	2200	14100	14.70	208.00	
76562	308.50	309.15	3900	60000	148000	150.70	951.00	
76563	309.15	309.60	3600	84000	286000	219.20	882.00	
76564	309.60	310.40	4700	38000	126000	89.00	1052.00	
76565	310.40	311.40	8600	6400	164000	32.20	703.00	
76566	311.40	312.40	9100	19300	128000	47.30	736.00	
76567	312.40	313.55	5300	3400	175000	21.20	357.00	
76568	313.55	314.20	4500	6000	50000	17.50	243.00	
76569	314.20	314.70	1400	360	2300	3.60	91.00	
76570	314.70	315.95	13400	4600	36000	37.70	120.00	
76571	315.95	316.95	370	2200	6200	9.93	5.00	

336.30	339.30	3L	
339.30	342.00	3T	3L
342.00	346.20	3T	3L
346.20	350.50	3T	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-67	5364369.3830	473562.5530	375.4620	383.700	-53.0	141.0	12808	3398

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-08-23 00:00:00	2005-08-30 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
7.60	133.00	-52.00
10.70	135.50	-52.00
47.20	137.50	-51.00
121.90	136.50	-50.00
271.30	141.50	-48.00
347.50	142.50	-48.00
382.60	144.50	-47.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.60	OB	
3.60	8.90	3L	
8.90	45.10	2F	
45.10	45.95	3X	5sms_py
45.95	46.50	3L	
46.50	52.20	3T	
52.20	53.70	3T	
53.70	53.90	3T	
53.90	55.90	3L	3HB
55.90	56.70	7DY	
56.70	60.30	3T	
60.30	61.80	3L	
61.80	68.00	3T	
68.00	69.00	3L	
69.00	70.65	3T	4SI
70.65	73.10	3L	3A
73.10	74.00	3T	
74.00	81.60	3L	3A
81.60	83.00	6BAM	
83.00	84.20	3T	
84.20	89.70	3L	3A

89.70	93.60	6BAM	
93.60	94.15	3T	3L
94.15	94.20	5CH	5ssms_pym
94.20	95.50	3L	3T
95.50	96.15	6B	
96.15	96.90	3T	
96.90	104.50	6BAM	
104.50	108.70	3T	3L
108.70	116.05	3X	3T
116.05	116.60	3T	4A
116.60	126.20	3X	3T
126.20	131.50	7DY	
131.50	132.10	6B	
132.10	149.50	7DY	
149.50	151.90	3X	3T_Blk
151.90	153.10	3T	3L
153.10	157.00	3L	3T
157.00	161.30	3T	
161.30	168.40	3T	
168.40	174.70	3T	
174.70	185.80	6BAM	
185.80	188.75	3T	
188.75	189.00	5CH	4SI

189.00	195.70	6BAM	
195.70	196.25	3T	
196.25	197.60	7DY	
197.60	197.85	3T	
197.85	199.30	4A	5ssms_pym
199.30	201.60	3T	
201.60	202.10	3L	
202.10	202.60	4A	
202.60	208.85	4SI	5CH
208.85	209.10	3T	
209.10	209.50	5CH_Blk	5ssms_pym
209.50	210.80	3T	
210.80	216.40	7DY	
216.40	217.30	3T	
217.30	217.60	5CH	
217.60	224.90	7DY	
224.90	225.60	3T	
225.60	225.95	3L	3T
225.95	229.00	3T	5CH_Blk
229.00	231.90	7DY	
231.90	235.20	3T	
235.20	235.80	3T	5ssms_pym
235.80	241.20	3T	3L

241.20	242.00	5CH_Blk	5sms_pym
242.00	254.20	3T	5ssms_py
254.20	254.80	5CH	5sms_pym
254.80	256.10	3T	
256.10	256.60	4SI	5ssms_pym
256.60	259.10	3T	
259.10	262.30	3T	5CH_Blk
262.30	263.75	3T	
263.75	264.30	3T	5sms_py
264.30	266.25	3T	5sms_py
266.25	266.90	QV	Fault Zone
266.90	269.30	3T	
269.30	271.45	3L	3T
271.45	276.50	7DY	
276.50	278.80	3L	
278.80	298.10	3T	
298.10	298.90	3T	5sms_py
298.90	320.30	3T	
320.30	321.90	3L	
321.90	325.70	3T	
325.70	329.15	4A	
329.15	329.85	3T	3L
329.85	331.00	3T	

331.00	331.60	4A_Blk	3T_Blk
331.60	332.50	3T	3L
332.50	333.15	3L	5sms_py
333.15	333.40	3L	5ssms_py
333.40	333.80	5ms_py	
333.80	334.00	3T	
334.00	335.10	5ms_py	3T
335.10	335.30	3T	5ssms_py
335.30	336.20	5ms_py	
336.20	342.30	3T	
342.30	342.75	3T_Blk	5sms_py
342.75	343.90	3T_Blk	
343.90	345.40	3T	
345.40	346.50	3T	5sms_py
346.50	348.20	3T	
348.20	349.85	3T	
349.85	350.65	3T	5sms_py
350.65	351.80	3T	5sms_bm
351.80	352.25	3T	
352.25	352.45	5ms_py	
352.45	354.10	3T	
354.10	354.65	3T	
354.65	355.65	3T	

355.65	356.10	5ms_bm	
356.10	356.85	Fault Zone	
356.85	361.60	3T	
361.60	363.00	3T	3L
363.00	363.80	3L	5sms_py
363.80	365.10	3L	3T
365.10	368.80	7DY	
368.80	369.30	3L	
369.30	377.70	3T	5ssms_py
377.70	380.20	3T	mod_FeCrb
380.20	381.00	3T	
381.00	383.70	3T	5ssms_py

Assay

76595	262.60	263.70	15	9	98	2.10	5.00	
76596	263.70	264.30	7	28	50	0.50	5.00	
76597	264.30	265.30	7	20	85	0.60	5.00	
76598	265.30	266.25	14	19	121	0.50	28.00	
76599	266.25	266.90	26	84	250	0.40	5.00	
76600	266.90	267.90	34	136	80	0.60	5.00	
67512	330.60	331.60	180	107	340	0.90	5.00	
67513	331.60	332.00	3000	190	5000	2.20	5.00	
67514	332.00	332.50	79	194	1900	0.60	5.00	
67515	332.50	333.15	1700	720	3800	2.70	20.00	
67516	333.15	333.40	1100	250	5700	2.20	18.00	
67517	333.40	333.80	650	330	3900	2.10	17.00	
67518	333.80	334.00	820	210	3200	1.60	18.00	
67519	334.00	334.55	740	290	5100	3.60	84.00	
67520	334.55	335.10	2300	4300	19900	22.30	111.00	
67521	335.10	335.30	191	350	1900	3.70	5.00	
67522	335.30	336.00	3800	2300	14100	15.10	72.00	
67523	336.00	336.20	2700	320	7600	4.80	12.00	
67524	336.20	338.20	152	270	670	0.70	5.00	
67525	338.20	340.20	220	50	940	0.20	5.00	
67526	340.20	342.30	340	2100	4600	2.80	5.00	

67527	342.30	342.75	490	240	3500	0.80	5.00	
67528	342.75	343.90	230	16	188	0.20	5.00	
67529	343.90	345.40	137	13	127	0.30	5.00	
67530	345.40	345.95	640	95	890	1.40	24.00	
67531	345.95	346.50	820	155	3100	2.00	46.00	
67532	346.50	347.10	650	160	8600	1.40	22.00	
67533	347.10	348.20	630	86	5200	0.90	5.00	
67534	348.20	349.85	270	70	1700	0.70	5.00	
67535	349.85	350.65	2200	146	3400	2.90	35.00	
67536	350.65	351.80	1700	210	39000	3.30	51.00	
67537	351.80	352.25	290	63	6100	0.80	5.00	
67538	352.25	352.45	2400	172	45000	3.30	74.00	
67539	352.45	354.65	208	42	3900	0.70	5.00	
67540	354.65	355.65	213	21	4700	0.30	5.00	
67541	355.65	356.10	3000	91	41000	2.70	35.00	
67542	356.10	356.85	750	128	4800	1.50	21.00	
67543	356.85	357.85	111	19	1050	0.30	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-68	5364368.8580	473563.0210	375.5860	365.800	-50.0	141.0	12808	3398

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-08-30 00:00:00	2005-09-11 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-50.00
9.10	141.00	-49.00
85.30	143.00	-46.00
149.40	146.00	-46.00
224.00	150.00	-41.00
304.80	149.50	-37.00
364.20	147.50	-36.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.90	OB	
2.90	8.30	3L	
8.30	45.50	2F	2T
45.50	47.90	3L	3T
47.90	52.40	3T	
52.40	54.70	3T	3HB
54.70	65.70	3T	
65.70	70.00	3L	
70.00	74.50	3L	3A
74.50	75.50	3T	
75.50	76.45	3X	
76.45	83.30	3A	3L
83.30	83.80	6B	
83.80	87.40	3L	3A
87.40	91.10	3T	3L
91.10	91.80	6BAM	
91.80	92.50	3L	
92.50	99.60	6BAM	
99.60	103.20	3L	3T
103.20	123.60	3T	3X
123.60	140.60	6BAM	

140.60	144.80	7DY	
144.80	146.70	3T	
146.70	154.80	7DY	
154.80	164.00	3T	
164.00	185.10	6BAM	
185.10	185.30	5CH	
185.30	186.10	3T	
186.10	186.40	5CH	
186.40	188.50	3T	
188.50	188.95	5CH_Blk	5ssms_pym
188.95	191.50	7DY	
191.50	192.05	3T	
192.05	192.50	7DY	
192.50	198.20	7DY	
198.20	217.10	7DY	
217.10	217.40	3T	4SI
217.40	217.70	3T	5CH_Blk
217.70	219.00	3T	3T_Blk
219.00	219.80	4A_Blk	5sms_py
219.80	228.00	3T	
228.00	228.15	5ms_py	
228.15	229.40	3T	5ssms_py
229.40	229.50	5ms_py	

229.50	235.05	7DY	
235.05	235.20	5ms_py	4A_Blk
235.20	236.30	3T	5CH_Blk
236.30	240.50	7DY	
240.50	241.00	5CH	3T
241.00	241.40	3T	3L
241.40	241.75	5CH	QV
241.75	242.40	3T	4SI
242.40	243.40	QV(poly)	
243.40	246.80	7DY	
246.80	247.60	QV(poly)	
247.60	256.50	3T	
256.50	257.00	3T	5sms_py
257.00	261.00	3T	
261.00	265.40	3L	3T
265.40	276.20	3T	
276.20	278.20	3T	5sms_py
278.20	278.80	3T	5ssms_py
278.80	280.10	3T	
280.10	286.00	3T	
286.00	290.95	6BAM	
290.95	292.30	3L	
292.30	294.90	7DY	

294.90	295.50	3L	3T
295.50	296.00	7DY	
296.00	297.20	3L	3T
297.20	298.40	3T	3L
298.40	304.70	3T	3L
304.70	305.70	7DY	
305.70	309.30	3T	3L
309.30	309.65	3T	5sms_py
309.65	312.60	3T	3L
312.60	313.30	3L	3T
313.30	313.70	QV	
313.70	314.40	5ms_py	3T_Blk
314.40	315.70	3T	3L
315.70	324.20	6B	
324.20	325.90	3T	
325.90	326.50	3L	
326.50	327.80	3T	Fault Zone
327.80	328.10	6BAM	
328.10	332.10	3T	3L
332.10	332.60	6BAM	
332.60	333.25	3L	
333.25	334.00	6B	
334.00	334.70	3L	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-70	5364369.4110	473562.7330	375.4470	417.000	-56.0	141.0	12808	3398

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-12 00:00:00	2005-09-25 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-56.00
10.70	141.00	-56.00
76.20	140.50	-54.00
155.40	141.00	-53.00
231.60	144.50	-51.00
300.20	145.00	-51.00
387.10	146.50	-50.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.80	OB	
2.80	10.20	3L	Shear Zone
10.20	48.20	2F	
48.20	48.60	2F	5ssms_pym
48.60	49.00	3T	5ssms_pym
49.00	51.00	3T	
51.00	52.10	3L	3T
52.10	56.25	3L	3HB
56.25	59.00	3L	
59.00	62.80	3T	
62.80	63.40	3L	3T
63.40	69.00	3T	
69.00	73.20	3T	4SI
73.20	76.30	3L	
76.30	79.20	3T	4SI
79.20	81.40	3L	3A
81.40	82.50	6B	
82.50	82.90	5CH	
82.90	93.70	3A	3L
93.70	95.00	4SI	5CH
95.00	95.60	3T	3L

95.60	96.20	4SI	5CH
96.20	98.10	4A	
98.10	98.65	3L	
98.65	99.15	4SI	4A
99.15	101.80	3T	3L
101.80	102.10	3L	
102.10	105.00	3L	3T
105.00	105.30	6BAM	
105.30	106.30	3L	
106.30	106.60	6BAM	
106.60	110.80	3L	Shear Zone
110.80	112.70	6BAM	3T
112.70	114.15	3X	3A
114.15	114.30	6BAM	
114.30	115.10	3L	3T
115.10	115.65	6BAM	
115.65	117.00	3T	3L
117.00	120.60	4A	3T
120.60	131.60	3T	3X
131.60	132.20	3T	
132.20	138.15	7DY	
138.15	138.80	3T	Shear Zone
138.80	140.70	3T	

140.70	155.40	7DY	
155.40	169.90	3T	
169.90	175.30	3T	
175.30	175.55	6B	
175.55	176.70	3T	4A
176.70	179.20	3L	Shear Zone
179.20	192.20	3T	
192.20	199.90	3T	
199.90	203.25	6BAM	
203.25	205.10	3T	3L
205.10	208.30	3T	
208.30	210.70	7DY	
210.70	226.60	7DY	
226.60	227.70	3T	3L
227.70	229.50	3T	4A_Blk
229.50	232.90	3T	
232.90	234.35	3T	5CH_Blk
234.35	237.95	3T	3L
237.95	241.05	7DY	
241.05	241.23	5ms_pym	5CH_Blk
241.23	243.20	3T	3L
243.20	246.70	3T	
246.70	247.35	3T	3L

247.35	247.75	3T	
247.75	248.20	3L	
248.20	250.00	3T	
250.00	250.60	3T	5ssms_pym
250.60	255.70	3T	
255.70	256.50	3L	
256.50	260.40	3T	
260.40	261.00	3T	4SI
261.00	262.05	3T	5sms_py
262.05	263.40	3T	
263.40	264.30	3T	3L
264.30	276.00	3T	
276.00	277.50	3T	
277.50	278.30	4A_Blk	3T
278.30	283.20	3T	
283.20	284.70	QV	Fault Zone
284.70	285.60	3T	
285.60	287.10	7DY	QV
287.10	291.05	3T	
291.05	292.70	7DY	
292.70	299.20	3T	5ssms_py
299.20	304.80	3T	5ssms_py
304.80	306.55	3T	5ssms_py

306.55	311.70	3T	5ssms_py
311.70	320.55	3T	5ssms_py
320.55	321.60	3T	5ssms_py
321.60	324.80	3T	
324.80	327.00	3T	5ssms_py
327.00	327.90	3T	5ssms_py
327.90	330.50	3T	5ssms_py
330.50	331.60	3T	5Stwk_chl_py
331.60	332.75	3T	5sms_py
332.75	333.40	5ms_py	3T
333.40	334.05	3T	5sms_py
334.05	337.70	3T	3L
337.70	338.90	3T	
338.90	342.30	3T	
342.30	343.10	mod_FeCrb	
343.10	345.55	3T	
345.55	349.80	7DY	
349.80	352.55	3T	QV
352.55	353.10	3T	
353.10	353.85	3T	5sms_bm
353.85	354.30	3T	
354.30	354.90	3T	5ssms_bm
354.90	355.45	3T	QV

355.45	356.15	3T	
356.15	358.80	3T	QV
358.80	360.00	3T	5sms_bm
360.00	361.55	3T	
361.55	362.40	3T	5sms_bm
362.40	368.70	3T	
368.70	369.00	3T	5sms_bm
369.00	369.65	3T	
369.65	369.90	3T	5ssms_py
369.90	373.70	3T	
373.70	373.95	3T	5sms_bm
373.95	375.00	3T	5sms_py
375.00	375.40	3T	5sms_bm
375.40	376.70	3T	
376.70	378.30	3T	5Stwk_chl_py
378.30	378.55	3T	5sms_bm
378.55	379.00	3T	5Stwk_chl
379.00	380.30	3T	5Stwk_chl_py
380.30	381.50	3T	
381.50	382.50	5ms_py	
382.50	384.10	3T	
384.10	384.60	Shear Zone	QV
384.60	388.70	3T	5Stwk_chl

388.70	389.50	3T	
389.50	390.15	3T	
390.15	390.60	3T	3L
390.60	391.20	3L	
391.20	397.45	3T	
397.45	397.85	7DY	
397.85	399.95	3T	
399.95	401.90	3T	3L
401.90	417.00	3T	

Assay

67706	246.75	247.75	200	1700	3600	4.70	30.00	
67707	247.75	248.20	550	4300	9300	14.70	79.00	
67708	248.20	249.20	171	990	2300	3.30	18.00	
67663	260.00	261.00	5	9	180	0.20	5.00	
67664	261.00	262.05	4	13	68	0.20	5.00	
67665	262.05	263.00	5	2	87	0.20	5.00	
67709	294.20	295.20	81	930	1300	2.20	36.00	
67710	295.20	295.75	760	9700	10800	16.10	64.00	
67711	295.75	297.40	93	710	1600	1.40	30.00	
67712	297.40	298.25	230	4000	5200	3.40	40.00	
67713	298.25	298.80	192	1900	2400	2.50	29.00	
67714	298.80	299.20	1300	2600	2900	5.40	126.00	

67715	299.20	300.20	390	1400	2100	4.30	52.00	
67666	331.60	332.75	18	260	290	1.40	80.00	
67667	332.75	333.40	20	350	470	1.50	61.00	
67668	333.40	334.05	47	1500	1300	3.40	67.00	
67669	349.80	350.80	165	37	650	0.30	5.00	
67670	350.80	351.25	2100	218	1800	3.40	34.00	
67671	351.25	353.10	166	193	1300	1.10	31.00	
67672	353.10	353.85	9400	1300	16700	4.10	5.00	
67673	353.85	354.30	100	173	200	0.50	5.00	
67674	354.30	354.90	1400	8600	7600	15.80	74.00	
67675	354.90	355.45	85	42	320	1.00	5.00	
67676	355.45	356.15	2800	70	2900	0.40	5.00	
67677	356.15	357.30	160	151	2400	0.40	5.00	
67678	357.30	358.80	120	137	870	0.60	5.00	
67679	358.80	359.30	176	390	3400	1.40	36.00	
67680	359.30	360.00	3700	500	15100	5.50	48.00	
67681	360.00	361.55	112	217	1400	0.80	5.00	
67682	361.55	361.90	1500	2100	25700	7.53	52.00	
67683	361.90	362.40	350	540	9800	2.40	54.00	
67684	362.40	363.55	56	360	760	4.90	37.00	
67685	367.70	368.70	94	87	1800	0.90	5.00	
67686	368.70	369.00	530	340	11600	2.10	5.00	
67687	369.00	369.65	63	75	1400	1.20	5.00	

67688	369.65	369.90	360	156	11900	2.60	63.00	
67689	369.90	371.80	135	61	2100	2.00	5.00	
67690	371.80	373.70	130	49	3300	2.50	5.00	
67691	373.70	373.95	520	91	15100	1.20	37.00	
67692	373.95	375.00	400	44	5000	1.00	5.00	
67693	375.00	375.40	450	118	7400	1.50	5.00	
67694	375.40	376.70	350	53	1300	0.60	5.00	
67695	376.70	378.30	46	47	440	0.20	5.00	
67696	378.30	378.55	8800	207	11000	1.80	5.00	
67697	378.55	379.00	61	20	680	0.20	5.00	
67698	379.00	380.30	1700	110	2100	1.60	5.00	
67699	380.30	381.50	730	21	780	0.40	5.00	
67700	381.50	382.50	2100	100	3200	1.60	27.00	
67701	382.50	383.50	138	14	1300	0.20	5.00	
67702	383.50	384.10	620	33	5500	0.20	5.00	
67703	387.60	388.70	22	1	550	0.20	5.00	
67704	388.70	389.50	580	6	7400	0.20	22.00	
67705	389.50	390.15	19	2	1400	0.20	5.00	
67725	390.15	390.60	330	70	11500	0.70	5.00	
67726	390.60	391.60	43	41	480	0.40	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-71	5364629.5880	473905.6010	413.3780	541.000	-60.0	139.0	12795	3826

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-14 00:00:00	2005-09-24 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	139.00	-60.00
85.30	146.00	-60.00
210.30	143.50	-58.00
298.70	145.50	-56.00
381.00	147.50	-55.00
539.50	150.50	-49.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.60	OB	
1.60	80.40	1F	2F
80.40	136.60	3T	
136.60	142.70	1F	
142.70	154.40	3T	
154.40	158.65	3T	3L
158.65	164.54	3T	
164.54	164.60	6B	
164.60	165.60	3T	
165.60	165.70	6B	
165.70	177.90	3T	
177.90	178.20	6B	
178.20	189.00	3T	
189.00	191.90	6B	
191.90	193.00	3T	
193.00	196.80	6BAM	
196.80	199.47	3T	
199.47	199.63	6B	
199.63	216.60	3T	
216.60	225.50	6BAM	
225.50	230.10	3T	

230.10	236.20	6BAM	
236.20	236.58	4G	
236.58	238.70	3T	
238.70	239.50	5CH_Blk	
239.50	240.80	3T	3L
240.80	243.55	3T	
243.55	245.70	3T	4A_Blk
245.70	245.90	4A_Blk	4G
245.90	246.80	3T	
246.80	247.30	4G	4A_Blk
247.30	248.90	3T	
248.90	253.92	3L	
253.92	255.05	3T	
255.05	257.85	3T	4G
257.85	263.47	7DY	
263.47	292.55	6BAM	
292.55	293.90	3T	
293.90	294.55	4A_Blk	3T
294.55	295.10	3T	
295.10	296.20	7DY	
296.20	298.05	3L	
298.05	317.30	7DY	
317.30	317.84	3T	

317.84	326.60	6BAM	
326.60	329.65	3T	3L
329.65	333.60	6BAM	
333.60	337.20	3T	
337.20	355.70	6BAM	
355.70	356.50	3T	
356.50	367.60	6B	
367.60	368.20	3T	
368.20	368.40	5CH	
368.40	372.20	7DY	
372.20	372.60	3T	
372.60	372.80	QV	
372.80	411.55	3T	
411.55	415.30	7DY	
415.30	428.30	3T	3L
428.30	429.25	3T	Shear Zone
429.25	442.80	3T	
442.80	445.90	7DY	
445.90	457.70	3T	
457.70	461.20	7DY	
461.20	541.00	3T	

Assay

67647	374.00	375.00	116	137	280	0.80	5.00	
67648	375.00	375.45	2800	2000	7300	13.00	5.00	
67649	375.45	376.45	250	84	199	0.80	5.00	
67650	388.50	389.50	260	520	2400	1.70	5.00	
67651	389.50	390.10	310	760	11800	3.30	5.00	
67652	390.10	391.10	280	340	7100	1.60	5.00	
67653	391.10	391.85	120	202	8000	0.90	5.00	
67654	391.85	392.95	71	230	1500	0.80	5.00	
67655	392.95	393.30	137	380	4200	1.40	5.00	
67656	393.30	394.30	56	360	480	0.90	5.00	
67657	402.90	403.90	7	98	151	0.30	5.00	
67658	403.90	404.30	330	2900	8000	10.30	93.00	
67659	404.30	405.30	15	90	64	0.60	48.00	
67660	408.60	409.60	20	370	160	1.20	45.00	
67661	409.60	410.20	340	4100	5100	8.56	56.00	
67662	410.20	411.20	95	1600	2000	4.10	111.00	
67716	470.10	471.10	450	3500	2000	3.20	5.00	
67717	471.10	471.45	199	2700	9000	2.10	5.00	
67718	471.45	472.45	13	200	280	0.20	5.00	
67719	475.83	476.83	26	220	260	0.50	5.00	
67720	476.83	476.95	53	540	63	1.90	326.00	
67721	476.95	477.95	42	18	90	0.20	5.00	
67722	520.38	521.38	23	76	150	0.20	5.00	

67723	521.38	521.53	3400	910	34000	3.80	106.00	
67724	521.53	522.53	26	24	165	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-72	5363261.2270	472176.9220	358.9890	413.300	-55.0	141.0	12820	1626

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-20 00:00:00	2005-09-26 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-55.00
134.10	140.00	-50.00
231.60	146.50	-48.00
310.90	141.50	-47.00
387.10	143.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.50	OB	
3.50	21.90	3T	3L
21.90	27.40	3T	3X
27.40	30.20	3T	
30.20	31.50	3T	
31.50	33.50	3T	
33.50	33.70	6B	
33.70	35.90	3T	
35.90	43.30	3T	
43.30	43.80	3L	
43.80	53.60	3T	
53.60	57.80	3F	
57.80	61.30	3T	
61.30	61.50	3L	
61.50	62.00	3T	
62.00	107.90	7DY	
107.90	117.20	7DY	
117.20	118.20	3L	
118.20	127.10	3T	
127.10	132.40	3L	
132.40	148.40	3T	4A

334.70	336.80	6B	
336.80	339.55	3L	
339.55	341.35	7DY	3L
341.35	348.40	3L	3T
348.40	365.80	3T	3L

Assay

67545	228.00	228.15	46	37	61	0.60	5.00	
67546	228.15	229.40	5	8	103	0.20	5.00	
67547	229.40	229.50	9	24	43	0.30	5.00	
67548	235.05	235.20	21	14	72	0.20	5.00	
67549	242.40	242.90	12	830	780	2.80	5.00	
67550	242.90	243.10	22	185	290	0.90	5.00	
67551	243.10	243.40	19	420	101	1.30	5.00	
67552	246.85	247.60	9	18	56	0.20	10.00	
67573	276.20	278.20	19	270	330	5.40	157.00	
67589	312.70	313.70	64	61	2000	0.50	5.00	
67590	313.70	314.40	1600	530	15100	9.59	41.00	
67591	314.40	315.40	19	14	350	0.20	5.00	
67613	328.90	329.85	177	1000	4600	2.30	5.00	
67614	329.85	330.35	1000	210	9400	1.30	5.00	
67615	330.35	332.10	320	3900	6900	3.30	37.00	
67616	332.10	332.70	11	29	151	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-69	5364519.4690	473801.3050	397.8400	406.900	-45.0	141.0	12780	3675

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-08-31 00:00:00	2005-09-13 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-45.00
15.20	138.50	-45.00
103.60	146.00	-43.00
185.90	147.50	-43.00
249.90	148.00	-43.00
332.20	148.50	-42.00
405.40	150.50	-40.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	9.80	OB	
9.80	11.30	3T	
11.30	13.75	7DY	
13.75	20.15	3T	
20.15	28.30	2F	1F
28.30	30.10	3T	
30.10	31.00	QV(poly)	3T
31.00	57.00	3L	3A
57.00	63.60	3T	3HB
63.60	81.05	3X	
81.05	82.85	3T	3L
82.85	83.70	3T	4SI
83.70	87.00	3T	3L
87.00	88.20	3T	4SI
88.20	92.30	3T	3L
92.30	94.30	3T	
94.30	96.10	6BAM	
96.10	125.60	3T	
125.60	128.10	3T	3L
128.10	132.70	6BAM	
132.70	133.50	3T	

133.50	134.40	3T	4G
134.40	136.95	7DY	
136.95	137.30	5CH	3T
137.30	137.60	4G	
137.60	138.40	3T	
138.40	138.65	4G	3T
138.65	140.00	3T	
140.00	140.85	7DY	
140.85	141.40	3T	
141.40	142.25	7DY	
142.25	144.30	5CH	3T
144.30	146.50	3L	
146.50	149.85	3T	5CH
149.85	171.55	6BAM	
171.55	174.55	3T	
174.55	174.69	5ms_py	
174.69	181.20	6BAM	
181.20	182.70	3T	
182.70	205.40	6BAM	
205.40	210.50	3T	3L
210.50	219.90	6BAM	
219.90	227.75	3T	5CH
227.75	228.07	5ms_py	

228.07	238.00	3T	3L
238.00	240.95	7DY	5CH
240.95	241.80	3T	
241.80	241.90	5sms_py	
241.90	244.60	3T	5CH_Blk
244.60	244.68	5ms_py	
244.68	245.01	4G	3T
245.01	245.10	5ms_py	
245.10	245.80	3L	5CH_Blk
245.80	247.50	5CH_Blk	4G
247.50	249.80	3T	5CH_Blk
249.80	253.60	3T	
253.60	256.90	7DY	
256.90	264.75	3T	
264.75	268.50	3T	3L
268.50	288.60	3T	
288.60	307.00	3T	3L
307.00	308.00	QV	3T
308.00	331.95	3T	
331.95	333.05	QV(poly)	3T
333.05	389.55	3T	
389.55	391.40	7DY	
391.40	406.90	3T	

Assay

67544	29.90	31.00	38	22	123	0.20	5.00	
67567	173.55	174.55	57	4	72	0.20	5.00	
67568	174.55	174.69	63	23	77	0.20	17.00	
67569	174.69	175.69	37	1	92	0.20	5.00	
67570	226.75	227.75	10	1	122	0.20	5.00	
67571	227.75	228.07	15	33	53	0.20	5.00	
67572	228.07	229.07	2	1	89	0.20	5.00	
67577	240.80	241.80	52	114	117	0.50	40.00	
67578	241.80	241.90	18	33	54	1.10	2545.00	
67579	241.90	243.30	17	8	108	0.20	5.00	
67580	243.30	244.60	60	13	99	0.20	26.00	
67581	244.60	244.68	26	39	63	0.20	29.00	
67582	244.68	245.01	28	17	94	0.20	18.00	
67583	245.01	245.10	27	59	34	0.70	24.00	
67584	245.10	246.30	21	26	70	0.20	17.00	
67585	246.30	247.50	26	14	64	0.20	18.00	
67593	263.75	264.75	106	690	5800	1.70	23.00	
67592	264.75	265.15	172	30	15900	0.20	5.00	
67594	265.15	266.15	127	770	9400	1.70	13.00	
67595	267.50	268.50	46	210	610	0.60	5.00	
67596	268.50	269.67	111	28	10700	0.20	5.00	

67597	269.67	270.67	161	132	10300	0.90	5.00	
67598	279.80	280.90	76	270	1300	0.60	5.00	
67599	280.90	281.50	184	620	9400	1.40	5.00	
67600	281.50	282.20	330	230	24400	1.00	12.00	
67601	282.20	283.80	49	133	470	0.20	5.00	
67602	283.80	284.80	78	177	420	0.60	12.00	
67603	284.80	285.17	69	880	3700	2.70	5.00	
67604	285.17	286.70	49	131	910	0.60	5.00	
67605	286.70	287.70	196	98	10300	0.90	5.00	
67606	287.70	288.30	220	330	23100	2.00	5.00	
67607	288.30	289.30	57	178	270	1.10	5.00	
67608	297.30	298.30	97	1300	1600	0.90	5.00	
67609	298.30	298.85	132	9700	15300	5.50	5.00	
67610	298.85	299.85	24	340	350	0.20	5.00	
67611	306.00	307.00	17	54	182	0.20	5.00	
67612	307.00	308.00	9	40	134	0.20	5.00	
67617	308.00	309.00	18	155	211	0.20	5.00	
67618	330.85	331.95	105	1800	1700	1.20	5.00	
67619	331.95	333.05	27	1100	380	1.10	5.00	
67620	336.50	337.50	260	420	1400	0.50	5.00	
67621	337.50	337.70	1300	30000	66000	17.10	5.00	
67622	337.70	338.70	72	2100	4400	1.20	5.00	
67623	338.70	340.70	87	1600	2700	0.90	5.00	

67624	340.70	341.10	390	12200	13600	7.19	5.00	
67625	341.10	341.80	30	1500	1200	1.00	5.00	
67626	341.80	342.45	650	16400	23500	8.56	5.00	
67627	342.45	343.45	270	1500	4000	1.60	5.00	
67628	344.80	345.80	138	300	3100	0.70	5.00	
67629	345.80	346.45	206	270	4500	0.90	5.00	
67630	346.45	347.60	74	280	1600	0.80	5.00	
67631	347.60	348.90	101	126	2300	0.70	5.00	
67632	348.90	349.20	270	173	4000	1.30	5.00	
67633	349.20	350.20	350	690	2400	1.80	5.00	

148.40	150.80	7DY	
150.80	150.90	3T	
150.90	151.00	7DY	
151.00	151.40	3T	
151.40	151.80	7DY	
151.80	157.40	3T	4SI
157.40	185.20	3L	3A
185.20	185.40	3T	
185.40	199.60	3L	
199.60	200.90	3T	3L
200.90	201.20	5ssms_py	
201.20	204.70	3T	3L
204.70	217.90	3L	3A
217.90	222.00	3T	
222.00	223.80	7DY	
223.80	224.10	3T	
224.10	226.10	7DY	
226.10	236.80	3T	
236.80	237.30	7DY	
237.30	240.00	7DY	
240.00	243.70	3T	
243.70	246.40	3T	
246.40	253.60	3T	

253.60	258.00	6B	
258.00	259.90	7DY	
259.90	262.50	6B	
262.50	262.70	3L	
262.70	263.40	QV	
263.40	263.70	7DY	
263.70	265.90	QV	
265.90	267.50	7DY	
267.50	267.80	QV	
267.80	269.00	7DY	
269.00	270.10	QV	
270.10	271.30	7DY	
271.30	271.70	QV	
271.70	307.00	7DY	
307.00	315.10	3T	3L
315.10	316.30	7DY	
316.30	321.80	6B	
321.80	327.80	7DY	
327.80	330.20	3L	
330.20	331.20	QV	BX
331.20	332.70	3T	3L
332.70	332.80	6B	
332.80	333.40	3T	3L

333.40	333.90	6B	
333.90	334.00	3T	3L
334.00	334.10	6B	
334.10	335.90	3T	
335.90	337.50	3L	
337.50	338.90	3T	
338.90	342.00	3L	
342.00	346.40	3T	3L
346.40	357.00	7DY	
357.00	357.50	3L	
357.50	372.20	3T	
372.20	373.40	3L	
373.40	376.20	3T	
376.20	379.80	3L	
379.80	386.90	3T	3L
386.90	406.40	3F	3L
406.40	406.60	3L	
406.60	407.00	7DY	
407.00	407.60	3A	3L
407.60	410.40	3T	
410.40	413.30	3F	

Assay

67639	21.90	22.90	1	1	96	0.20	5.00	
67640	22.90	23.10	3	13	54	0.20	5.00	
67641	23.10	24.10	2	2	76	0.20	5.00	
67642	24.10	24.40	3	8	38	0.20	5.00	
67643	30.30	31.40	2	4	59	0.20	5.00	
67644	33.90	34.90	10	52	250	2.10	5.00	
67645	34.90	35.30	5	8	76	0.20	5.00	
67646	35.30	35.70	6	27	108	1.00	5.00	
67727	198.40	199.80	12	41	270	0.20	5.00	
67728	199.80	200.80	100	5	106	0.20	5.00	
67729	200.80	201.30	147	370	2200	1.40	5.00	
67730	201.30	202.20	17	64	197	0.30	5.00	
67731	206.20	207.30	17	27	480	0.20	5.00	
67732	207.30	207.70	148	1800	1800	2.40	5.00	
67733	207.70	208.70	45	61	180	0.20	5.00	
67734	208.70	209.90	39	15	105	0.20	5.00	
67735	209.90	211.10	44	11	92	0.20	5.00	
67736	262.60	263.40	11	51	92	0.20	5.00	
67737	263.40	263.65	5	44	202	0.20	5.00	
67738	263.65	264.90	3	15	37	0.20	5.00	
67739	264.90	266.10	3	10	64	0.20	5.00	
67740	268.80	270.10	9	17	280	0.20	5.00	
67741	270.10	271.20	36	27	1600	0.40	5.00	

67742	271.20	271.70	8	50	410	0.20	5.00	
67743	271.70	272.80	27	16	730	0.20	5.00	
67744	272.80	273.80	64	300	3900	0.30	5.00	
67745	280.10	280.90	23	6	520	0.20	5.00	
67746	280.90	281.90	52	42	2600	0.40	5.00	
67747	281.90	282.50	30	6	780	0.20	5.00	
67748	282.50	283.70	24	15	290	0.20	5.00	
67749	295.70	296.70	13	260	650	0.20	5.00	
67750	296.70	297.70	11	450	690	0.20	5.00	
67751	297.70	298.70	18	390	710	0.20	5.00	
67756	336.10	337.50	37	310	1100	0.20	5.00	
67757	337.50	338.00	55	28	3500	0.20	5.00	
67758	338.00	339.50	62	41	1400	0.20	5.00	
67759	339.50	340.50	91	6	2400	0.20	5.00	
67760	340.50	341.50	190	19	3400	0.20	5.00	
67761	341.50	342.60	125	12	630	0.20	5.00	
67762	342.60	343.30	63	8	200	0.20	5.00	
67763	343.30	344.10	22	22	230	0.20	5.00	
67764	344.10	345.20	28	10	108	0.20	5.00	
67765	345.20	345.60	25	24	220	0.20	5.00	
67766	345.60	346.60	7	4	57	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-73	5364629.8330	473905.4430	413.2910	591.300	-71.0	139.0	12795	3826

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-24 00:00:00	2005-10-07 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	139.00	-71.00
9.10	134.50	-71.00
85.30	138.50	-69.00
170.70	143.50	-66.00
246.90	144.50	-66.00
320.00	142.50	-65.00
396.20	145.50	-64.00
481.60	147.50	-64.00
585.20	152.50	-60.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	1.50	OB	
1.50	6.10	3L	
6.10	73.46	1F	
73.46	181.75	3T	
181.75	182.50	4SI	3T
182.50	187.70	3L	
187.70	190.50	3T	
190.50	207.50	3X	
207.50	215.50	6BAM	
215.50	218.30	3T	
218.30	227.40	3X	
227.40	228.70	3T	
228.70	230.90	3X	
230.90	235.80	3T	
235.80	238.60	3T	3L
238.60	242.30	6BAM	
242.30	246.90	3T	3L
246.90	248.60	6B	
248.60	250.10	3T	3L
250.10	275.10	3T	
275.10	276.70	7DY	

276.70	277.80	3T	3L
277.80	280.80	6B	
280.80	281.08	3T	4G
281.08	281.80	3T	
281.80	282.60	5CH	
282.60	287.30	3T	3L
287.30	287.70	5CH	
287.70	288.45	QV	7DY
288.45	289.60	3T	
289.60	292.70	7DY	
292.70	293.70	6BAM	
293.70	296.95	3T	4A_Blk
296.95	300.60	3T	3L
300.60	339.50	6BAM	
339.50	344.30	3T	
344.30	362.80	7DY	
362.80	379.00	6BAM	
379.00	411.80	3T	
411.80	415.25	3T	3L
415.25	428.60	6BAM	
428.60	430.70	3T	3L
430.70	431.80	6B	
431.80	433.90	3T	4A_Blk

433.90	442.06	3T	
442.06	442.23	5CH_Blk	
442.23	445.70	3T	
445.70	446.40	4A_Blk	3T
446.40	466.80	3T	3L
466.80	478.05	3T	
478.05	480.86	Shear Zone	
480.86	494.50	3T	
494.50	495.70	Shear Zone	
495.70	521.60	3L	
521.60	522.40	QV	
522.40	591.30	3T	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
67866	476.10	477.00	280	1300	2200	6.16	5.00	
67902	480.86	481.95	23	88	340	0.50	28.00	
67903	481.95	482.25	51	260	21300	1.40	43.00	
67904	482.25	483.25	31	250	380	0.70	5.00	
67905	485.90	486.90	26	540	800	0.80	19.00	
67906	486.90	487.50	200	3800	4200	4.00	37.00	
67907	487.50	488.50	178	490	4100	1.00	22.00	
67908	488.50	489.50	600	2000	2700	2.80	5.00	
67909	489.50	490.50	430	5200	6000	3.30	5.00	

67910	490.50	490.80	440	11400	6400	5.60	5.00	
67911	490.80	491.80	82	2300	2300	1.30	17.00	
67912	491.80	493.30	260	3100	4700	4.30	5.00	
67913	493.30	493.80	1500	660	5600	4.10	38.00	
67914	493.80	494.50	870	1700	8100	5.10	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-74	5364369.6180	473562.5260	375.4590	462.100	-59.0	141.0	12808	3398

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-25 00:00:00	2005-10-08 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-59.00
15.20	135.00	-60.00
89.00	137.00	-57.00
173.70	143.50	-55.00
254.50	141.50	-53.00
329.20	144.00	-52.00
425.20	146.50	-53.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.50	1T	
3.50	10.50	3AB	3HB
10.50	48.30	1F	2F

48.30	48.50	3T	5ssms_py
48.50	50.05	3T	
50.05	51.70	3T	3HB
51.70	60.10	3T	3L
60.10	69.30	3A	3L
69.30	70.55	3T	
70.55	72.00	3L	
72.00	75.80	3T	
75.80	81.10	3L	3T
81.10	84.60	3T	
84.60	94.10	3L	3A
94.10	96.10	6BAM	
96.10	96.60	3L	
96.60	97.65	5CH	4SI
97.65	99.05	3T	3A
99.05	99.60	6BAM	
99.60	100.50	3T	3A
100.50	100.80	6BAM	
100.80	101.30	3T	3A
101.30	101.55	6BAM	
101.55	138.80	3X	
138.80	142.80	7DY	
142.80	143.20	QV	

143.20	153.10	7DY	
153.10	153.80	6B	
153.80	157.30	7DY	
157.30	158.30	3T	
158.30	160.90	3T	
160.90	172.40	3T	
172.40	175.15	3T	
175.15	176.20	3T	
176.20	178.20	3T	
178.20	179.20	Shear Zone	QV
179.20	179.50	6B	
179.50	194.50	3T	
194.50	195.40	6BAM	
195.40	196.75	3T	3L
196.75	205.00	6BAM	
205.00	209.90	3T	
209.90	210.55	4SI	Shear Zone
210.55	220.25	6BAM	
220.25	223.40	3L	
223.40	225.60	5CH	3T
225.60	229.40	3T	3L
229.40	239.30	7DY	
239.30	241.20	3T	

241.20	241.80	3L	3T
241.80	243.50	5CH_Blk	5ms_pym
243.50	249.00	3T	3L
249.00	249.80	7DY	
249.80	252.30	3T_Blk	5ssms_pym
252.30	253.50	3T	5ssms_pym
253.50	257.00	3T	
257.00	260.30	3L	3T
260.30	264.40	3T	
264.40	265.40	4SI	
265.40	266.30	3T	
266.30	266.80	7DY	
266.80	268.75	3T	
268.75	269.15	3T	5sms_py
269.15	269.65	7DY	
269.65	274.50	3T	
274.50	275.60	4A	5sms_pym
275.60	277.60	3T	
277.60	280.20	5CH	3T
280.20	282.20	6BAM	
282.20	283.90	3T	4A
283.90	284.95	6BAM	
284.95	285.65	3T	

285.65	286.20	5CH	3T
286.20	286.65	3T	5ssms_pym
286.65	290.30	3T	4A
290.30	291.85	6BAM	
291.85	292.00	QV	
292.00	292.25	4A_Blk	
292.25	294.15	6BAM	
294.15	296.80	3T	
296.80	298.25	3T	5ssms_py
298.25	298.33	5ms_bm	
298.33	298.48	Fault Zone	QV
298.48	299.60	3T	3L
299.60	300.40	3T	5ssms_py
300.40	303.50	7DY	
303.50	308.80	3T	5ssms_py
308.80	310.00	3T	5sms_bm
310.00	314.70	3T	5ssms_py
314.70	317.60	3L	3T
317.60	319.75	3T	3L
319.75	322.70	3L	3T
322.70	325.95	3T	5ssms_py
325.95	326.30	3T	5ssms_bm
326.30	330.20	3T	Fault Zone

330.20	332.00	3T	
332.00	333.30	3T	3HB
333.30	342.25	3T	5ssms_py
342.25	343.20	3T	5ssms_py
343.20	349.15	3T	5ssms_py
349.15	357.00	3T	5ssms_py
357.00	360.80	3T	5ssms_py
360.80	364.65	3T	5ssms_py
364.65	368.00	7DY	
368.00	375.30	3T	5ssms_py
375.30	376.05	3T	5ssms_py
376.05	376.30	3T	5ssms_bm
376.30	377.20	3T	5ssms_py
377.20	377.60	3T	5ssms_bm
377.60	379.70	3T	5ssms_py
379.70	381.75	3T	5sms_bm
381.75	382.90	3T	5ssms_py
382.90	384.90	3T	5ssms_py
384.90	385.80	3T	5ssms_bm
385.80	386.80	3T	5ssms_py
386.80	388.75	3T	5sms_bm
388.75	390.00	3T	5ssms_py
390.00	391.00	3T	5sms_py

391.00	393.90	3T	5ssms_py
393.90	397.40	3T	5ssms_py
397.40	399.40	3T	5sms_py
399.40	401.35	5ms_py	
401.35	402.00	3T	5sms_py
402.00	405.80	3T	5ssms_py
405.80	406.80	3T	5ssms_py
406.80	409.60	3T	
409.60	410.80	3L	
410.80	411.30	7DY	
411.30	411.75	3L	
411.75	413.30	7DY	
413.30	414.10	3L	
414.10	415.10	7DY	
415.10	422.30	3T	
422.30	422.70	Fault Zone	
422.70	426.15	3T	5ssms_py
426.15	428.85	3T	5ssms_py
428.85	435.40	3T	5ssms_py
435.40	444.10	3T	
444.10	444.50	QV	
444.50	446.40	6BAM	
446.40	446.70	QV	

446.70	451.20	3T	5ssms_py
451.20	457.60	7DY	5ssms_py
457.60	462.10	3T	5ssms_py

Assay

67813	241.80	243.50	47	40	69	1.50	21.00	
67814	252.30	253.50	22	35	68	1.40	5.00	
67815	268.85	269.25	39	67	52	0.80	19.00	
67816	274.50	275.60	39	13	54	0.20	5.00	
67924	295.80	296.80	7	13	99	0.20	5.00	
67925	296.80	298.25	460	1900	6800	5.20	31.00	
67926	298.25	298.33	9100	9300	80000	37.30	366.00	
67927	298.33	299.33	55	202	430	0.60	27.00	
67928	307.80	308.80	112	390	630	1.60	51.00	
67929	308.80	309.50	1700	9100	14300	22.90	77.00	
67930	309.50	310.00	2300	6000	12200	17.10	75.00	
67931	310.00	311.00	220	1200	700	3.90	41.00	
67932	324.95	325.95	210	2800	3100	2.10	45.00	
67933	325.95	326.30	2300	17700	17000	18.20	36.00	
67934	326.30	327.30	580	2900	2700	4.00	36.00	
67817	368.60	369.85	440	198	1800	1.80	33.00	
67818	369.85	370.90	220	108	2300	0.90	5.00	
67819	370.90	371.95	198	189	2600	1.00	5.00	

67820	371.95	373.00	390	2000	6800	3.40	16.00	
67821	373.00	373.85	1030	3500	6900	4.00	29.00	
67822	373.85	374.25	220	250	3600	0.60	5.00	
67823	374.25	375.35	147	280	4700	0.90	23.00	
67824	375.35	376.05	270	350	3500	0.90	15.00	
67825	376.05	376.30	3400	4200	17000	4.10	5.00	
67826	376.30	377.20	188	1900	2500	1.40	5.00	
67827	377.20	377.60	3100	7900	27400	4.30	19.00	
67828	377.60	378.60	430	101	2200	0.40	14.00	
67829	378.60	379.70	1300	3000	4500	2.10	5.00	
67830	379.70	380.40	1300	2400	15500	2.60	5.00	
67831	380.40	381.40	1800	3300	13900	3.70	30.00	
67832	381.40	381.75	2400	4000	22600	5.10	79.00	
67833	381.75	382.90	510	1200	7500	1.00	5.00	
67834	382.90	383.70	63	430	750	0.60	5.00	
67835	383.70	384.90	121	860	1800	1.40	5.00	
67836	384.90	385.80	850	1400	13000	2.40	5.00	
67837	385.80	386.80	32	108	340	0.50	5.00	
67838	386.80	387.90	220	69	15000	0.70	5.00	
67839	387.90	388.75	880	78	26800	1.20	5.00	
67840	388.75	390.00	230	34	3100	0.60	5.00	
67841	390.00	391.00	350	92	9100	1.00	25.00	
67842	391.00	392.00	42	35	320	0.50	5.00	

67843	392.00	392.60	250	79	300	0.80	58.00	
67844	392.60	393.90	260	160	1900	0.90	5.00	
67845	393.90	395.30	400	40	5300	0.50	5.00	
67846	395.30	396.60	710	95	9400	1.00	5.00	
67847	396.60	397.40	510	590	5200	2.10	5.00	
67848	397.40	398.10	590	920	7600	2.80	5.00	
67849	398.10	399.00	400	97	11300	0.70	5.00	
67850	399.00	399.30	3300	2	11100	0.90	5.00	
67851	399.30	400.00	810	16	8200	0.50	5.00	
67852	400.00	400.65	2000	34	17700	1.50	18.00	
67853	400.65	401.35	440	10	4500	0.50	5.00	
67854	401.35	402.00	450	20	290	0.50	5.00	
67855	402.00	403.30	93	3	680	0.20	5.00	
67856	403.30	404.70	175	23	1300	0.20	5.00	
67857	404.70	405.80	82	12	540	0.20	5.00	
67858	405.80	406.80	510	34	8600	0.20	5.00	
67859	406.80	408.20	208	130	4100	0.40	5.00	
68319	444.00	444.60	21	16	79	0.40	5.00	
68320	446.30	446.80	18	12	82	0.50	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-75	5363894.5450	472962.7280	371.3700	504.400	-55.0	142.0	12751	2617

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-09-27 00:00:00	2005-10-09 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	142.00	-55.00
76.20	142.50	-53.00
152.40	141.50	-52.00
236.20	147.00	-51.00
304.80	148.00	-49.00
501.40	147.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.00	OB	
3.00	18.40	3F	
18.40	24.90	3AB	
24.90	28.70	3F	

28.70	31.20	6B	
31.20	31.50	3F	
31.50	32.20	Fault Zone	3F
32.20	35.00	3F	
35.00	54.00	3AB	3F
54.00	54.60	3T	
54.60	68.30	3A	3L
68.30	70.20	6B	Fault Zone
70.20	80.00	6B	
80.00	86.30	3L	3A
86.30	86.60	Fault Zone	QV
86.60	132.40	6B	
132.40	174.40	7DY	
174.40	179.10	3L	3A
179.10	183.30	3T	3L
183.30	184.50	3T	
184.50	185.90	3L	3T
185.90	194.60	6B	
194.60	194.80	3T	
194.80	196.70	3T	5ssms_pym
196.70	197.55	5ms_py	
197.55	197.85	Shear Zone	QV
197.85	200.10	7DY	

200.10	208.35	7DY	
208.35	209.65	3T	
209.65	289.70	7DY	
289.70	289.90	6B	
289.90	301.40	7DY	
301.40	303.40	6BAM	
303.40	318.20	7DY	
318.20	321.90	3T	
321.90	322.80	7DY	
322.80	323.00	Shear Zone	5sms_pym
323.00	324.00	7DY	QV
324.00	326.45	5ms_py	
326.45	326.85	3T	
326.85	327.10	5ms_py	
327.10	327.80	3T	4SI
327.80	328.30	3L	
328.30	329.20	3T	4SI
329.20	356.80	7DY	
356.80	357.40	3T	
357.40	358.75	3L	
358.75	359.20	5ms_py	
359.20	359.40	3T	
359.40	359.80	5ms_py	

359.80	360.30	3T	
360.30	361.20	5ms_py	
361.20	361.40	3T	
361.40	361.60	5ms_py	
361.60	361.80	3T	
361.80	361.90	5ms_pym	
361.90	362.60	3T	5sms_py
362.60	363.15	5ms_py	
363.15	363.30	3T	5ssms_pym
363.30	363.70	3L	
363.70	365.30	3T_Blk	
365.30	368.70	3T_Blk	4A_Blk
368.70	379.70	7DY	
379.70	381.40	3T_Blk	
381.40	382.40	4A_Blk	3T
382.40	383.20	3T	3L
383.20	383.50	4G	4A_Blk
383.50	384.10	3T_Blk	4A_Blk
384.10	384.20	4G	
384.20	385.40	3T_Blk	4A_Blk
385.40	385.85	3L	4A_Blk
385.85	387.20	3T	4A_Blk
387.20	388.60	4A_Blk	5CH_Blk

388.60	390.80	3T	4A_Blk
390.80	391.65	4A_Blk	5CH_Blk
391.65	392.40	3L	
392.40	393.20	7DY	
393.20	394.60	3T	4A_Blk
394.60	395.00	4G	
395.00	397.10	Fault Zone	QV
397.10	397.50	3T	
397.50	398.30	7DY	
398.30	398.65	Fault Zone	QV
398.65	402.20	3T_Blk	5ssms_py
402.20	402.35	4G	4A_Blk
402.35	402.75	3T	
402.75	403.35	3T_Blk	4A_Blk
403.35	403.60	3T	
403.60	403.80	3L	
403.80	404.30	3T	
404.30	405.30	4A_Blk	3T_Blk
405.30	405.40	5ms_py	
405.40	406.30	3T_Blk	4A_Blk
406.30	406.70	3L	5ssms_py
406.70	407.90	4A_Blk	3T_Blk
407.90	408.15	3T	

408.15	409.30	4A_Blk	3T_Blk
409.30	409.70	3T_Blk	
409.70	410.50	4A_Blk	3T_Blk
410.50	411.60	3T	3L
411.60	413.00	3T	3L
413.00	414.90	3L	
414.90	450.20	7DY	
450.20	451.00	3T	
451.00	451.10	Fault Zone	3T
451.10	451.55	3L	
451.55	451.75	Fault Zone	QV
451.75	452.05	7DY	
452.05	452.25	Fault Zone	QV
452.25	452.45	5sms_py	4A_Blk
452.45	453.80	Fault Zone	5ssms_py
453.80	456.10	3T	
456.10	460.20	3T	Fault Zone
460.20	474.20	3T	
474.20	475.60	7DY	
475.60	475.80	3L	
475.80	476.00	5sms_py	
476.00	501.50	3T	
501.50	504.40	7DY	

Assay

67752	193.80	194.80	36	1	57	0.20	5.00	
67753	194.80	196.70	15	7	41	0.20	5.00	
67754	196.70	197.55	42	67	38	2.90	349.00	
67755	197.55	198.55	15	3	67	0.20	5.00	
67767	323.00	324.00	13	11	70	0.20	5.00	
67768	324.00	324.85	47	104	50	1.00	40.00	
67769	324.85	325.10	41	12	73	0.20	5.00	
67770	325.10	325.50	26	33	38	0.60	27.00	
67771	325.50	326.10	39	62	17	1.00	31.00	
67772	326.10	326.40	83	18	28	0.20	5.00	
67773	326.40	326.85	89	3	37	0.50	5.00	
67774	326.85	327.10	48	26	24	0.20	5.00	
67775	327.10	328.10	10	6	22	0.20	5.00	
67776	358.00	359.00	10	8	31	0.20	5.00	
67777	359.00	359.70	21	34	21	0.30	5.00	
67778	359.70	360.40	15	12	27	0.20	5.00	
67779	360.40	361.20	31	52	17	0.80	31.00	
67780	361.20	362.55	22	19	26	0.20	5.00	
67781	362.55	363.15	29	66	15	0.80	41.00	
67782	363.15	364.20	7	3	31	0.20	5.00	
67801	366.30	367.20	16	3	40	0.20	5.00	

67802	367.20	367.60	34	8	38	0.20	5.00	
67803	367.60	368.60	43	30	34	0.20	5.00	
67783	395.10	395.90	32	16	19	0.20	5.00	
67784	395.90	396.40	37	1	17	0.20	5.00	
67785	396.40	397.20	66	2	18	0.20	5.00	
67786	397.20	398.20	42	1	17	0.20	5.00	
67787	398.20	398.85	70	4	37	0.20	5.00	
67788	398.85	400.30	220	5	53	0.20	5.00	
67789	400.30	401.30	163	1	36	0.20	5.00	
67790	401.30	402.20	181	1	39	0.20	5.00	
67791	404.30	405.20	130	1	19	0.20	5.00	
67792	405.20	405.50	200	14	20	0.20	5.00	
67793	405.50	406.70	112	3	24	0.20	5.00	
67794	411.60	412.25	123	10	38	0.20	5.00	
67795	412.25	413.00	96	13	38	0.20	5.00	
67796	475.10	475.85	42	3	70	0.20	5.00	
67797	475.85	476.80	270	9	230	0.20	5.00	
67798	476.80	478.00	113	41	1010	0.20	5.00	
67799	478.00	479.00	290	11	1300	0.20	5.00	
67800	479.00	480.00	71	11	650	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-76	5364373.4960	473572.2120	376.2130	480.750	-64.0	141.0	12805	3408

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-10-09 00:00:00	2005-10-23 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-64.00
9.10	146.00	-64.00
85.30	143.50	-64.00
170.70	141.00	-63.00
246.90	145.50	-61.00
313.90	144.00	-60.00
396.20	145.50	-60.00
479.50	145.50	-59.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.70	OB	
2.70	10.60	3T	3L
10.60	45.20	1F	
45.20	45.40	3L	3T
45.40	48.40	3A	3HB
48.40	52.60	3L	
52.60	58.40	3T	
58.40	60.30	3L	
60.30	60.70	7DY	
60.70	61.10	3T	
61.10	61.60	4SI	
61.60	62.40	3L	3A
62.40	62.85	7DY	
62.85	67.50	3T	
67.50	68.10	3L	3T
68.10	69.20	7DY	
69.20	71.40	3L	3T
71.40	73.70	3T	
73.70	75.15	3A	3L
75.15	77.60	7DY	
77.60	80.50	3T	3L

80.50	81.80	3T	
81.80	83.50	3L	
83.50	85.00	4SI	3L
85.00	97.00	3L	3A
97.00	97.25	6BAM	
97.25	99.50	3L	
99.50	99.90	5CH	3T
99.90	100.20	3L	
100.20	100.50	6BAM	
100.50	101.65	7DY	
101.65	102.50	3A	6BAM
102.50	104.20	3L	3T
104.20	105.00	4SI	
105.00	105.40	3L	3T
105.40	137.30	3T	3X
137.30	139.50	3T	3L
139.50	148.40	3T	3X
148.40	169.50	7DY	
169.50	175.90	3X	3T
175.90	176.80	5CH	
176.80	181.50	3T	3X
181.50	187.10	3T	
187.10	194.60	3T	

194.60	195.60	7DY	3T
195.60	201.10	3T	3L
201.10	207.70	7DY	
207.70	210.00	3T	
210.00	211.40	3T	
211.40	212.30	7DY	
212.30	221.40	3T	3L
221.40	223.90	6B	
223.90	224.25	3X	
224.25	225.25	3T	3L
225.25	225.85	3T	5sms_py
225.85	227.30	3T	
227.30	228.30	3T	3L
228.30	243.40	7DY	
243.40	243.70	3T	
243.70	245.70	5CH	5sms_pym
245.70	246.90	3T	3L
246.90	256.20	6BAM	
256.20	262.60	3T	3L
262.60	264.85	QV	3T
264.85	277.40	3T	
277.40	280.80	3T	5CH
280.80	281.70	5CH_Blk	5ssms_py

281.70	290.20	3T	
290.20	290.75	7DY	
290.75	298.70	3T	
298.70	300.70	3L	3T
300.70	309.10	3T	3L
309.10	309.60	QV	
309.60	312.40	3T	
312.40	322.30	7DY	
322.30	328.40	3L	
328.40	330.70	3T	
330.70	331.00	3T	3L
331.00	331.25	4A_Blk	5sms_pym
331.25	331.70	3T	3L
331.70	332.20	4A_Blk	5sms_pym
332.20	332.40	QV(poly)	
332.40	332.90	Fault Zone	QV
332.90	333.00	QV(poly)	5sms_bm
333.00	333.50	Fault Zone	3L
333.50	335.20	3L	5ssms_py
335.20	337.70	3T	5ssms_py
337.70	338.90	3T	
338.90	355.65	3T	5ssms_py
355.65	359.90	7DY	

359.90	370.30	3T	5ssms_py
370.30	370.95	3T	5sms_bm
370.95	372.30	3T	5ssms_py
372.30	374.30	Shear Zone	3T
374.30	380.40	6B	
380.40	383.80	3T	
383.80	384.40	3T	3L
384.40	385.40	3T	5ssms_py
385.40	385.50	4SI	5ssms_pym
385.50	389.80	3T	5ssms_py
389.80	393.60	3T	5ssms_py
393.60	394.50	3T	5ssms_py
394.50	397.10	3T	5ssms_py
397.10	397.50	3T	5ssms_bm
397.50	398.85	3T	5ssms_py
398.85	399.35	3T	
399.35	399.80	5ms_py	3T_Blk
399.80	402.85	3T	5sms_py
402.85	403.00	5ms_py	
403.00	403.55	3T	5ssms_py
403.55	403.95	5ms_py	
403.95	404.80	3T	
404.80	407.00	3T	5ssms_py

407.00	408.40	3T	5ssms_bm
408.40	409.85	3T	5ssms_py
409.85	410.40	3T	5sms_bm
410.40	415.80	3T	5ssms_py
415.80	423.20	3T	
423.20	424.50	3T	
424.50	425.20	3T	
425.20	430.50	3T	
430.50	438.40	3T	
438.40	441.50	QV	
441.50	445.70	3T	
445.70	459.80	3L	5ssms_py
459.80	461.20	3T	5ssms_py
461.20	462.70	3T	
462.70	463.45	3T	5ssms_py
463.45	464.20	QV	
464.20	471.70	3T	
471.70	474.10	3T	5ssms_py
474.10	476.70	3T	5ssms_py
476.70	478.15	3T	5ssms_py
478.15	479.60	3T	5ssms_py
479.60	480.25		
480.25	480.65	3T	5ssms_py

480.65	480.75	QV	

Assay

67935	224.25	225.25	9	30	32	0.20	5.00	
67936	225.25	225.85	30	36	31	0.60	42.00	
67937	225.85	226.85	64	10	66	0.20	5.00	
67938	242.70	243.70	57	2	92	0.20	5.00	
67939	243.70	243.95	65	22	89	0.20	5.00	
67940	243.95	244.60	76	5	101	0.20	5.00	
67941	244.60	245.70	37	17	66	0.20	5.00	
67942	245.70	246.70	5	6	111	0.20	5.00	
67943	262.40	262.60	7	6	88	0.20	5.00	
67944	262.60	263.40	7	4	13	0.20	5.00	
67945	263.40	263.95	14	11	78	0.20	5.00	
67946	263.95	264.40	15	34	92	0.20	5.00	
67947	264.40	264.85	15	18	107	0.20	5.00	
67948	330.00	331.00	40	46	100	0.20	5.00	
67949	331.00	331.80	65	122	720	1.00	48.00	
67950	331.80	332.40	36	460	300	1.80	17.00	
68098	332.40	332.90	97	350	640	2.30	5.00	
68099	332.90	333.00	240	91000	69000	274.00	75.00	
68100	333.00	334.00	58	1900	2400	5.50	5.00	
68251	369.30	370.30	110	650	710	2.90	48.00	

68252	370.30	370.95	2100	9800	15200	37.30	179.00	
68253	370.95	371.95	210	1200	2300	4.00	53.00	
68254	383.80	385.80	16	66	51	0.60	38.00	
68255	385.80	387.80	21	52	58	5.60	231.00	
68256	387.80	389.80	24	111	240	2.50	46.00	
68257	389.80	391.80	17	169	104	1.00	54.00	
68258	391.80	393.80	16	350	95	0.80	29.00	
68259	393.80	395.80	19	970	400	0.60	18.00	
68260	395.80	396.80	67	2600	2600	1.90	41.00	
68261	396.80	397.10	1700	10200	9800	5.10	39.00	
68262	397.10	397.50	6800	29000	38000	17.80	33.00	
68263	397.50	399.50	135	2100	2700	5.20	107.00	
68264	399.50	401.50	75	840	1300	2.70	160.00	
68265	401.50	402.60	28	270	450	1.80	87.00	
68266	402.60	403.10	54	1800	5900	7.19	216.00	
68267	403.10	403.60	19	113	144	1.10	66.00	
68268	403.60	404.00	49	200	680	3.30	190.00	
68269	404.00	405.60	45	1500	1400	4.50	86.00	
68270	405.60	406.10	71	560	470	6.16	133.00	
68271	406.10	407.10	37	178	230	5.60	103.00	
68272	407.10	407.65	390	13000	12000	22.90	130.00	
68273	407.65	408.55	87	2300	3500	7.53	105.00	
68274	408.55	409.85	146	3500	3600	6.16	87.00	

68275	409.85	410.40	730	4900	6200	7.53	95.00	
68276	410.40	411.40	520	3400	3800	4.20	57.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-77	5363544.4340	472582.1200	371.5970	384.600	-55.0	141.0	12687	2101

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-10-10 00:00:00	2005-10-20 00:00:00	New Valley Drilling		

Survey

Depth	Azimuth	Dip
0.00	141.00	-55.00
9.10	143.50	-54.00
92.00	144.00	-49.00
116.70	146.50	-47.00
193.50	145.50	-45.00
268.80	144.50	-43.00
355.10	143.00	-42.00

Rock_code

Depth From	Depth To	Code	Secondary

0.00	3.80	OB	
3.80	14.10	1F	
14.10	14.80	6B	
14.80	42.50	1F	
42.50	46.50	7DY	
46.50	49.50	6B	
49.50	52.95	1F	
52.95	53.50	7DY	
53.50	55.30	1F	
55.30	56.20	7DY	
56.20	59.60	1F	1AB
59.60	60.60	6B	
60.60	64.50	1F	1AB
64.50	75.60	7DY	
75.60	78.40	7DY	
78.40	81.00	3T	3L
81.00	98.10	6B	1F
98.10	104.50	3T	3L
104.50	105.70	3T	
105.70	106.30	3T	
106.30	106.90	3L	
106.90	111.80	3T	
111.80	136.20	7DY	

136.20	136.60	3T	7DY
136.60	137.90	7DY	
137.90	138.60	Fault Zone	QV
138.60	143.70	7DY	
143.70	145.80	7DY	
145.80	146.10	7DY	
146.10	146.50	3L	3T
146.50	148.10	7DY	
148.10	149.60	3T	
149.60	159.80	7DY	
159.80	164.10	3T	
164.10	164.90	7DY	
164.90	167.10	3L	
167.10	171.90	7DY	
171.90	174.90	3T	QV
174.90	175.10	3L	
175.10	175.50	7DY	
175.50	176.60	3T	
176.60	181.10	7DY	
181.10	203.70	3T	3L
203.70	204.50	6B	
204.50	209.60	3T	3L
209.60	215.30	3L	

215.30	219.20	3T	3L
219.20	219.70	6B	
219.70	222.60	3T	3L
222.60	223.90	6B	
223.90	224.15	3L	
224.15	234.90	6B	
234.90	240.70	3T	3L
240.70	242.50	7DY	
242.50	243.60	3T	
243.60	257.00	3L	
257.00	265.50	3T	3L
265.50	270.00	7DY	
270.00	271.50	7DY	
271.50	271.70	3L	
271.70	297.80	7DY	
297.80	298.10	3L	
298.10	298.40	7DY	
298.40	298.50	3L	
298.50	304.00	7DY	
304.00	305.70	3T	3L
305.70	307.20	4SI	
307.20	308.00	3L	
308.00	314.10	6B	

314.10	315.30	3L	3T
315.30	318.60	7DY	
318.60	318.90	3L	
318.90	336.50	7DY	
336.50	345.20	7DY	
345.20	345.45	3T	3L
345.45	351.40	7DY	
351.40	351.90	3T	3L
351.90	368.40	7DY	
368.40	368.90	6B	
368.90	370.10	7DY	
370.10	370.60	3L	
370.60	371.60	7DY	
371.60	374.60	3T	3L
374.60	375.10	7DY	
375.10	377.00	3T	3L
377.00	377.30	7DY	
377.30	378.50	3T	3L
378.50	379.40	3T	7DY
379.40	384.60	3L	

Assay

67806	111.40	112.50	74	820	6400	0.20	5.00	

67807	114.70	115.80	66	24	3800	0.20	5.00	
67808	115.80	116.80	34	13	2400	0.20	5.00	
67809	116.80	117.90	21	8	2600	0.20	5.00	
67810	131.50	132.60	9	3	810	0.20	5.00	
67811	132.60	133.70	9	1	1300	0.20	5.00	
67812	133.70	134.70	13	3	270	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-78	5363873.8720	472987.4030	379.4190	397.600	-54.0	141.0	12723	2618

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-10-21 00:00:00	2005-11-13 00:00:00	New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-54.00
7.60	144.50	-54.00
86.30	141.00	-52.00
223.10	142.00	-48.00
296.30	145.00	-46.00
372.50	144.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	2.60	OB	
2.60	9.80	3F	
9.80	13.60	3L	3AB
13.60	14.10	6B	

14.10	20.00	3AB	3A
20.00	26.30	3A	
26.30	27.20	3T	3L
27.20	27.25	5ms_pym	
27.25	50.80	3L	3A
50.80	53.90	3L	3T
53.90	93.90	6B	
93.90	141.30	7DY	
141.30	142.90	3T	Shear Zone
142.90	168.20	7DY	
168.20	168.50	3L	
168.50	171.60	3T	
171.60	172.80	3L	
172.80	175.40	7DY	
175.40	175.50	3L	5ms_py
175.50	175.70	3L	
175.70	175.80	7DY	
175.80	176.10	3T	3L
176.10	176.50	Fault Zone	3L
176.50	177.00	3L	
177.00	177.10	7DY	
177.10	221.00	7DY	
221.00	221.35	3T	

221.35	222.20	7DY	
222.20	223.00	3T	3L
223.00	223.20	5ms_py	
223.20	223.90	5sms_py	3T
223.90	224.10	5ms_py	
224.10	224.20	5ssms_py	4SI
224.20	225.60	3T	
225.60	225.90	5CH	4A
225.90	227.80	3T	
227.80	230.30	3L	
230.30	230.70	7DY	
230.70	233.90	7DY	
233.90	235.20	3T	
235.20	237.20	7DY	
237.20	237.50	4A	4SI
237.50	239.30	3L	
239.30	239.70	3T	Shear Zone
239.70	240.20	3L	
240.20	247.30	7DY	
247.30	248.00	6B	
248.00	260.60	7DY	
260.60	268.50	7DY	
268.50	268.65	3L	

268.65	268.90	7DY	
268.90	269.00	3T	
269.00	271.10	7DY	
271.10	271.50	6B	
271.50	277.80	7DY	
277.80	280.60	7DY	
280.60	283.00	7DY	
283.00	283.10	3L	
283.10	284.00	7DY	
284.00	284.10	3L	
284.10	367.90	7DY	
367.90	368.90	3T_Blk	
368.90	370.50	3T	
370.50	372.60	3T_Blk	3L
372.60	372.85	3T_Blk	
372.85	374.10	3L	
374.10	374.60	4A_Blk	5CH_Blk
374.60	374.90	3L	
374.90	375.00	5sms_py	3T_Blk
375.00	375.10	3T_Blk	
375.10	375.20	5sms_py	3T_Blk
375.20	375.30	3L	
375.30	375.40	5CH_Blk	3T

375.40	375.65	3L	
375.65	376.40	5CH_Blk	
376.40	377.80	3L	3X
377.80	378.40	Fault Zone	4A_Blk
378.40	380.40	Fault Zone	3T
380.40	382.40	7DY	
382.40	382.60	Fault Zone	3T
382.60	384.40	3T	
384.40	384.70	Fault Zone	QV
384.70	384.95	5CH	
384.95	397.60	3T	5Stwk_py

Assay

68303	212.80	214.10	12	26	600	0.20	5.00	
68304	214.10	215.30	13	16	1500	0.20	5.00	
68305	215.30	216.50	12	12	830	0.20	5.00	
68306	216.50	217.70	16	11	770	0.20	5.00	
68307	220.00	221.00	10	23	540	0.20	5.00	
68308	221.00	221.35	10	4	1400	0.20	5.00	
68309	221.35	222.20	9	3	580	0.20	5.00	
68310	222.20	223.00	10	3	230	0.20	5.00	
68311	223.00	223.40	18	25	210	0.60	5.00	
68312	223.40	223.90	29	25	27	0.20	5.00	

68313	223.90	224.20	47	27	29	0.60	22.00	
68314	224.20	225.20	11	1	30	0.20	5.00	
68347	374.80	375.30	300	103	230	0.50	5.00	
68348	378.15	379.15	27	71	118	0.60	5.00	
68349	389.60	390.60	12	23	43	0.40	5.00	
68350	390.60	391.60	10	23	62	0.40	5.00	
68351	391.60	392.60	10	16	53	0.30	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-79	5364168.8130	473307.8000	357.2150	330.100	-51.0	141.0	12818	3071

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-10-24 00:00:00	2005-11-04 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-51.00
18.20	130.50	-51.00
28.00	132.50	-51.00
107.00	137.00	-49.00
183.50	135.50	-48.00
259.10	136.00	-46.00
327.70	141.00	-44.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.00	OB	
13.00	30.20	1F	
30.20	50.10	3L	3A

50.10	51.90	3L	
51.90	52.80	1F	2F
52.80	62.30	3T	
62.30	72.80	3T	3L
72.80	88.20	6BAM	
88.20	96.20	3L	3A
96.20	123.80	6BAM	
123.80	127.20	4SI	
127.20	197.85	6BAM	
197.85	209.70	3T	
209.70	211.90	3T	3L
211.90	217.10	3T	
217.10	218.85	3T	3L
218.85	219.10	6BAM	
219.10	219.70	3T	
219.70	219.90	6B	
219.90	220.70	3T	
220.70	220.78	6B	
220.78	227.50	3T	
227.50	231.70	3T	3L
231.70	231.90	3T	5ssms_py
231.90	234.60	3T	3L
234.60	237.40	7DY	

237.40	237.50	5CH_Blk	
237.50	267.40	7DY	
267.40	268.05	3T_Blk	4G
268.05	283.60	7DY	
283.60	284.50	3T	Shear Zone
284.50	285.25	5ms_py	
285.25	285.90	5ms_bm	
285.90	286.40	5ms_bm	
286.40	287.26	5ms_bm	
287.26	288.10	3T	5sms_bm
288.10	288.85	5ms_bm	
288.85	289.86	5ms_bm	
289.86	290.90	5ms_bm	
290.90	291.55	5ms_bm	
291.55	292.60	5ms_bm	5CH
292.60	293.20	4A_Blk	5sms_bm
293.20	293.70	5ms_bm	4A_Blk
293.70	294.50	5CH_Blk	
294.50	294.90	3L	5sms_py
294.90	298.40	5ms_bm	
298.40	298.50	QV(poly)	
298.50	299.10	4A_Blk	5ssms_py
299.10	303.90	3T	

303.90	304.35	3T	5sms_py
304.35	308.40	3T	5ssms_py
308.40	308.65	3T	4A_Blk
308.65	309.20	3T	5ssms_py
309.20	314.20	3T	
314.20	315.25	3T	3L
315.25	316.90	3T	
316.90	330.10	3T	3L

Assay

68277	230.70	231.70	40	13	140	0.20	5.00	
68278	231.70	231.90	56	31	44	0.50	19.00	
68279	231.90	232.90	21	8	71	0.20	5.00	
68280	282.60	283.60	8	9	82	0.20	13.00	
68281	283.60	284.50	173	440	340	3.10	76.00	
68282	284.50	285.25	3800	21000	23500	99.30	1264.00	
68283	285.25	285.90	6400	60000	66000	219.20	2522.00	
68284	285.90	286.40	15200	73000	69000	280.80	10385.00	
68285	286.40	287.26	7800	79000	80000	335.60	10999.00	
68286	287.26	288.10	2200	13000	18700	59.20	1215.00	
68287	288.10	288.85	7500	59000	62000	226.00	7245.00	
68288	288.85	289.86	10400	85000	90000	294.50	12293.00	
68289	289.86	290.90	15100	85000	184000	297.90	1825.00	

68290	290.90	291.55	12200	79000	183000	161.00	1301.00	
68291	291.55	292.60	5700	108000	140000	154.10	1305.00	
68292	292.60	293.20	2400	46000	66000	98.30	3113.00	
68293	293.20	293.70	5600	59000	63000	150.70	2080.00	
68294	293.70	294.50	131	200	720	3.30	430.00	
68295	294.50	294.90	520	165	4400	20.50	725.00	
68296	294.90	296.00	3300	26000	48000	106.20	1862.00	
68297	296.00	297.00	4500	34000	47000	113.00	2423.00	
68298	297.00	297.75	6800	66000	83000	226.00	4180.00	
68299	297.75	298.40	9400	77000	96000	229.50	5462.00	
68300	298.40	298.50	18700	1200	2200	705.50	3862.00	
68301	298.50	299.10	550	6000	9300	26.70	743.00	
68302	299.10	300.10	127	1300	1600	6.20	191.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-80	5363958.0280	472932.2620	344.3640	588.200	-54.0	141.0	12832	2619

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-01 00:00:00	2005-11-10 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-54.00
9.14	143.00	-53.00
85.30	147.50	-53.00
165.50	142.50	-52.00
243.20	141.50	-51.00
324.00	143.50	-50.00
412.40	143.00	-49.00
491.60	148.50	-48.00
566.90	141.50	-46.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.10	OB	
3.10	11.20	3F	
11.20	96.00	3F	
96.00	127.30	3F	3AB
127.30	129.60	3T	3X
129.60	133.70	7DY	QV
133.70	145.20	3A	
145.20	146.10	3L	3T
146.10	146.70	3T	
146.70	147.00	3X	
147.00	147.50	3T	
147.50	148.30	7DY	
148.30	148.50	4SI	3T
148.50	221.80	6B	
221.80	234.80	3F	
234.80	238.30	3A	3T
238.30	238.80	3T	5CH
238.80	239.30	3T	Fault Zone
239.30	246.10	3T	
246.10	271.00	3X	
271.00	271.70	7DY	Shear Zone

271.70	273.30	3T	
273.30	275.10	7DY	
275.10	278.60	3T	
278.60	278.80	4SI	5ssms_py
278.80	278.90	5ms_py	
278.90	281.60	3T	
281.60	282.70	7DY	
282.70	282.95	3T	
282.95	283.10	7DY	
283.10	283.50	3T	
283.50	283.75	7DY	
283.75	284.10	4SI	
284.10	284.80	7DY	
284.80	285.25	5ms_py	Fault Zone
285.25	285.55	5sms_pym	4SI
285.55	286.50	4A	
286.50	286.70	3T	5CH
286.70	286.95	3T	
286.95	287.10	Fault Zone	5CH
287.10	288.60	3T	3L
288.60	289.00	7DY	
289.00	292.30	3T	4SI
292.30	455.40	7DY	

455.40	457.30	7DY	
457.30	459.90	7DY	
459.90	460.30	3L	Shear Zone
460.30	551.40	7DY	
551.40	554.20	3T	
554.20	554.40	Fault Zone	3T
554.40	554.70	QV	
554.70	557.00	7DY	
557.00	557.30	Fault Zone	4A_Blk
557.30	557.40	3T	
557.40	563.56	3T	5Stwk_Qtz_py
563.56	563.59	5ms_py	
563.59	579.70	3T	5Stwk_Qtz_py
579.70	583.30	3T	Fault Zone
583.30	588.20	3T	

Assay

68321	129.40	129.70	20	111	39	0.80	5.00	
68322	129.70	130.00	8	1	14	0.20	5.00	
68323	130.00	130.20	13	9	63	0.20	5.00	
68324	130.20	130.45	6	1	13	0.20	5.00	
68325	130.45	130.70	6	1	44	0.20	5.00	
68326	130.70	131.90	5	1	2	0.20	5.00	

68317	278.60	278.90	43	50	29	0.80	5.00	
68318	284.85	285.60	44	17	73	0.80	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-81	5364053.1230	473077.2300	334.6320	545.900	-54.0	141.0	12845	2794

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-05 00:00:00	2005-11-19 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-54.00
19.80	147.50	-51.00
105.80	142.50	-50.00
182.90	145.50	-48.00
258.20	156.50	-46.00
262.10	152.00	-45.00
338.30	150.00	-43.00
415.70	151.00	-40.00
543.20	152.50	-36.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	9.70	OB	

9.70	14.10	3F	
14.10	19.10	3AB	
19.10	20.75	3F	
20.75	26.40	3AB	
26.40	39.10	3F	
39.10	51.30	3AB	
51.30	58.30	3F	
58.30	191.65	6BAM	
191.65	199.60	3T	3L
199.60	205.90	3T	3AB
205.90	208.35	6B	
208.35	211.85	3T	3L
211.85	214.00	QV	3T
214.00	217.95	6B	
217.95	219.00	3L	
219.00	219.82	4A	4SI
219.82	220.60	3T	
220.60	223.70	6BAM	
223.70	224.70	3T	
224.70	225.70	6BAM	
225.70	242.70	3T	3L
242.70	257.10	3T	
257.10	257.25	4G	

257.25	259.40	3T	4A_Blk
259.40	260.80	Shear Zone	
260.80	262.00	3T	4A_Blk
262.00	262.30	7DY	
262.30	262.40	3T	4A_Blk
262.40	262.70	7DY	
262.70	263.40	3T	4A_Blk
263.40	286.40	7DY	
286.40	292.20	3T	
292.20	403.70	7DY	
403.70	405.30	3T	
405.30	406.90	6B	
406.90	410.10	3T	
410.10	410.75	6B	
410.75	410.95	3T	
410.95	411.30	6B	
411.30	417.70	3T	
417.70	418.20	6B	
418.20	418.40	3T	
418.40	419.10	6B	
419.10	478.95	7DY	
478.95	481.70	Shear Zone	7DY
481.70	481.95	BX	

481.95	493.50	7DY	
493.50	494.20	3T	4G
494.20	494.30	4A_Blk	4G
494.30	497.85	3T	3L
497.85	499.40	6BAM	
499.40	507.50	3T	
507.50	507.65	7DY	
507.65	516.90	3T	
516.90	517.50	7DY	
517.50	518.65	3T	
518.65	520.00	7DY	
520.00	534.30	3T	
534.30	536.10	3T	
536.10	540.60	3T	
540.60	541.60	7DY	
541.60	541.75	3T	
541.75	542.60	7DY	
542.60	544.80	3T	
544.80	545.50	7DY	
545.50	545.90	3T	

Assay

68354	258.90	259.90	42	13	45	0.20	5.00	

68355	262.70	263.40	26	14	81	0.30	5.00	
68364	406.90	407.90	14	78	270	0.30	5.00	
68365	413.40	414.40	11	9	114	0.20	5.00	
68366	499.60	501.10	9	19	54	0.60	5.00	
68367	506.45	507.50	11	30	77	0.40	5.00	
68368	510.20	511.70	11	39	94	0.90	5.00	
68369	514.90	516.90	3	9	24	0.20	5.00	
68375	517.50	518.65	71	44	61	0.20	5.00	
68396	524.20	525.20	78	54	167	0.30	5.00	
68397	528.50	529.50	24	46	65	0.40	5.00	
68398	534.30	535.45	7	30	82	0.20	5.00	
68399	535.45	536.10	182	51	1800	0.90	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-82	5364132.6980	473267.0460	355.9430	31.100	-51.0	140.0	12820	3016

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-10 00:00:00	2005-11-11 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-51.00
31.00	134.50	-49.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-83	5364132.6980	473267.0460	355.9430	321.100	-53.0	140.0	12820	3017

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-11 00:00:00	2005-11-15 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-53.00
21.30	139.50	-50.00
45.70	136.00	-50.00
106.70	141.50	-50.00
182.90	138.50	-49.00
317.00	141.50	-48.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.60	OB	
13.60	23.90	6B	
23.90	30.10	6B	
30.10	35.00	6BAM	

35.00	36.40	3T	
36.40	36.50	4SI	
36.50	36.65	3T	
36.65	37.10	4SI	
37.10	39.60	3T	4SI
39.60	46.30	3T	3L
46.30	49.60	7DY	
49.60	49.80	3T	
49.80	50.40	7DY	
50.40	54.90	3T	3L
54.90	55.80	7DY	
55.80	58.00	3T	
58.00	58.70	3L	
58.70	65.50	3T	
65.50	73.50	7DY	
73.50	74.60	3T	
74.60	79.60	7DY	
79.60	80.80	3T	
80.80	81.50	6B	
81.50	81.90	7DY	
81.90	83.00	6B	
83.00	87.80	6BAM	
87.80	88.10	6B	

88.10	91.10	6B	
91.10	92.40	6B	
92.40	94.10	6B	
94.10	98.20	6B	
98.20	98.50	7DY	
98.50	102.90	6B	
102.90	106.80	6B	
106.80	167.90	6B	
167.90	172.80	3T	4SI
172.80	178.80	3L	
178.80	185.70	3T	4SI
185.70	187.10	3L	
187.10	204.70	3X	
204.70	208.60	3T	4SI
208.60	210.20	7DY	
210.20	210.60	3T	
210.60	210.80	5CH	
210.80	219.80	3T	3L
219.80	220.10	3T	3L
220.10	221.50	3T	
221.50	221.60	Fault Zone	4A_Blk
221.60	223.80	3T	
223.80	227.00	3T	

227.00	247.90	7DY	
247.90	249.10	3T	
249.10	250.20	3T_Blk	4A_Blk
250.20	250.30	5CH	
250.30	251.70	3T	
251.70	252.10	3T_Blk	5CH
252.10	252.80	4A_Blk	Shear Zone
252.80	253.30	3T_Blk	
253.30	254.10	3T	3X
254.10	255.00	3T_Blk	4A_Blk
255.00	255.80	4A_Blk	3T_Blk
255.80	256.30	7DY	
256.30	256.90	4G	Fault Zone
256.90	258.60	7DY	BX
258.60	261.00	3L	5CH
261.00	263.60	3T	
263.60	263.90	4A_Blk	3T
263.90	269.05	3L	
269.05	269.30	5CH_Blk	3T
269.30	269.40	3T	
269.40	269.70	5CH	
269.70	270.50	3T	
270.50	270.85	5CH_Blk	

270.85	271.35	3T	
271.35	272.20	5CH_Blk	3T_Blk
272.20	272.50	7DY	
272.50	272.90	4A_Blk	Shear Zone
272.90	273.40	3T_Blk	4A_Blk
273.40	273.80	4A_Blk	3T_Blk
273.80	274.10	7DY	
274.10	274.80	4A_Blk	5ssms_pym
274.80	277.70	3L	5Stwk_Qtz_py
277.70	277.95	5ms_bm	
277.95	278.60	5ms_bm	
278.60	280.00	5ms_bm	
280.00	280.35	3T_Blk	
280.35	281.80	5ms_bm	
281.80	282.95	5ms_bm	3L
282.95	284.00	3T_Blk	4A_Blk
284.00	284.25	5ms_bm	
284.25	284.45	5ms_bm	3T_Blk
284.45	284.75	5ms_bm	
284.75	285.00	5ms_bm	
285.00	285.15	5ms_bm	
285.15	285.37	5ms_py	
285.37	287.10	5ms_bm	

287.10	287.20	4A_Blk	5ssms_pym
287.20	287.60	5ms_bm	
287.60	288.35	5ms_bm	
288.35	291.70	4A_Blk	3T_Blk
291.70	292.00	5ms_py	
292.00	295.80	4A_Blk	5ssms_pym
295.80	295.90	Shear Zone	
295.90	299.00	4A_Blk	5ssms_pym
299.00	299.30	Shear Zone	QV
299.30	300.70	4A_Blk	3T_Blk
300.70	301.20	Shear Zone	QV(poly)
301.20	301.60	3T_Blk	4A_Blk
301.60	302.60	3T_Blk	
302.60	303.10	4A_Blk	4G
303.10	307.30	3T_Blk	
307.30	307.90	3L	
307.90	309.00	3T	
309.00	309.20	Fault Zone	QV
309.20	309.60	3T	
309.60	309.80	3L	
309.80	309.90	5Stwk_py	
309.90	311.50	3L	3A
311.50	312.50	3T_Blk	4A_Blk

312.50	313.00	3L	
313.00	316.00	3T	
316.00	316.10	4A_Blk	Shear Zone
316.10	318.00	3L	
318.00	318.25	5Stwk_py	3L
318.25	318.80	3L	
318.80	319.40	3T_Blk	4A_Blk
319.40	319.70	3L	
319.70	321.10	3T	

Assay

68352	256.90	257.70	7	5	19	0.30	5.00	
68353	257.70	258.60	8	4	58	0.20	5.00	
68327	276.70	277.70	1010	2400	3100	17.80	330.00	
68328	277.70	278.60	6300	57000	61000	198.60	2950.00	
68329	278.60	279.40	9700	62000	83000	304.80	4850.00	
68330	279.40	280.00	6400	76000	111000	349.30	6548.00	
68331	280.00	280.35	2500	15900	17300	56.20	773.00	
68332	280.35	280.95	5700	39000	139000	154.10	1691.00	
68333	280.95	281.25	13100	30000	153000	157.50	1674.00	
68334	281.25	282.30	7100	44000	109000	236.30	3001.00	
68335	282.30	282.95	13300	67000	55000	297.90	4299.00	
68336	282.95	283.50	2400	8800	10400	61.00	1120.00	

68337	283.50	284.00	300	1300	3000	8.56	271.00	
68338	284.00	284.45	3600	24100	74000	68.50	954.00	
68339	284.45	285.15	4500	63000	171000	171.20	1342.00	
68340	285.15	285.37	4100	20700	53000	49.00	1451.00	
68341	285.37	286.10	3500	61000	252000	195.20	1673.00	
68342	286.10	287.10	3400	72000	233000	181.50	1092.00	
68343	287.10	287.20	5100	35000	76000	61.00	780.00	
68344	287.20	287.60	4200	120000	253000	198.60	972.00	
68345	287.60	288.35	6700	63000	89000	6.16	2823.00	
68346	288.35	289.30	360	2100	3700	373.30	376.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-84	5364152.1850	473295.1560	356.9560	37.800	-57.0	141.0	12815	3050

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-14 00:00:00	2005-11-15 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-57.00
25.00	148.00	-55.50

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-85	5364152.1850	473295.1560	356.9560	355.400	-57.0	140.0	12815	3051

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-15 00:00:00	2005-11-20 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-57.00
21.30	141.50	-57.00
118.90	144.00	-55.00
207.30	144.00	-53.00
281.00	148.50	-51.00
353.70	146.00	-51.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	14.00	OB	
14.00	25.50	6BAM	
25.50	26.90	3T	3L
26.90	29.80	3T	4SI

29.80	30.00	3T	3L
30.00	31.30	7DY	
31.30	34.30	3T	3L
34.30	34.80	6B	
34.80	36.80	3L	3A
36.80	39.45	4SI	
39.45	49.30	3L	3A
49.30	55.45	3T	
55.45	61.00	3T	3L
61.00	61.55	6B	
61.55	75.10	3L	3A
75.10	87.30	3T	
87.30	89.60	3T	3L
89.60	120.60	6BAM	
120.60	123.50	6B	
123.50	174.50	6BAM	
174.50	177.20	3T	
177.20	177.30	5CH	
177.30	183.60	3L	
183.60	198.20	3T	
198.20	205.40	3T	3L
205.40	205.75	5CH	
205.75	206.05	4G	3T

206.05	208.80	3T	
208.80	213.95	3T	3L
213.95	214.35	6BAM	
214.35	215.00	3T	
215.00	215.50	6B	
215.50	215.70	3T	
215.70	216.30	6B	
216.30	220.25	3T	
220.25	220.50	6BAM	
220.50	221.90	3T	
221.90	222.50	6BAM	
222.50	231.70	3T	
231.70	232.05	6B	
232.05	234.80	3T	
234.80	236.40	3T	3L
236.40	237.10	3T	
237.10	237.40	7DY	
237.40	240.50	3T	
240.50	245.00	7DY	
245.00	247.20	3T	4A_Blk
247.20	247.35	4G	4A_Blk
247.35	274.20	7DY	
274.20	274.35	4G	

274.35	275.20	3T	3L
275.20	275.30	4G	5CH_Blk
275.30	275.50	3T	
275.50	275.70	4G	QV(poly)
275.70	276.90	3T	4G
276.90	280.55	7DY	
280.55	281.05	7DY	
281.05	299.50	7DY	
299.50	299.60	5CH_Blk	5ssms_pym
299.60	303.60	3T	3L
303.60	304.10	5ms_py	
304.10	306.15	3T	3L
306.15	306.60	3T	5CH_Blk
306.60	306.70	5CH_Blk	
306.70	307.20	3T	5CH_Blk
307.20	307.55	5ms_py	
307.55	307.90	3T	5sms_py
307.90	309.10	5ms_bm	
309.10	309.30	3T	5ssms_bm
309.30	310.90	5ms_bm	
310.90	312.80	7DY	
312.80	313.10	Fault Zone	QV
313.10	317.40	3T	5ssms_py

317.40	319.60	3T	Shear Zone
319.60	323.95	3T	5sms_py
323.95	324.85	3T	5sms_bm
324.85	326.80	3T	5ssms_py
326.80	327.40	3T	Shear Zone
327.40	328.85	3T	5ssms_py
328.85	329.00	Shear Zone	3T
329.00	331.45	3T	5ssms_py
331.45	332.35	3T	Shear Zone
332.35	333.50	3T	5ssms_py
333.50	334.55	3T	Fault Zone
334.55	335.45	3T	
335.45	335.75	Fault Zone	3T
335.75	339.60	3T	
339.60	340.90	Fault Zone	3T
340.90	341.50	3T	5sms_py
341.50	347.30	3T	5ssms_py
347.30	347.60	Shear Zone	3T
347.60	349.10	3T	5ssms_py
349.10	350.15	3T	
350.15	351.25	Shear Zone	3T
351.25	352.25	3T	5ssms_py
352.25	353.05	Shear Zone	3T

353.05	355.40	3T	

Assay

68356	303.60	304.20	9	43	35	0.90	24.00	
68357	306.20	307.20	101	430	530	2.10	40.00	
68358	307.20	307.90	2600	18600	33000	45.50	676.00	
68359	307.90	308.90	3900	79000	152000	171.20	2532.00	
68360	308.90	309.35	3300	36000	90000	81.20	1059.00	
68361	309.35	310.35	6600	36000	148000	100.00	1231.00	
68362	310.35	310.90	5700	62000	246000	157.50	1299.00	
68363	310.90	311.90	151	310	1500	1.60	78.00	
68481	321.95	323.95	680	3100	9800	17.10	320.00	
68482	323.95	324.85	860	1200	34000	17.10	475.00	
68483	324.85	326.80	123	2400	4600	4.50	99.00	
68484	340.90	341.50	30	111	220	6.16	126.00	
68485	347.60	349.10	55	2500	3500	10.30	137.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-86	5364132.6980	473267.0460	355.9430	340.800	-58.0	140.0	12820	3017

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-15 00:00:00	2005-11-20 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-58.00
19.20	134.50	-57.00
43.60	138.50	-57.00
125.90	138.50	-56.00
223.40	138.50	-55.00
299.60	145.50	-54.00
339.20	141.00	-53.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	15.20	OB	
15.20	25.00	6B	
25.00	32.30	6B	

32.30	40.40	6B	
40.40	41.20	4SI	3T
41.20	41.80	3L	
41.80	45.10	3L	
45.10	46.10	3L	
46.10	47.60	7DY	
47.60	47.70	3T	
47.70	47.90	7DY	
47.90	49.40	3L	
49.40	50.90	3T	3L
50.90	51.40	3T	
51.40	51.70	3L	
51.70	52.40	3T	
52.40	54.60	3L	
54.60	54.70	3T	
54.70	54.80	5ms_py	
54.80	54.90	5CH	
54.90	55.10	3T	
55.10	55.20	5CH	
55.20	56.20	3L	3T
56.20	56.50	5CH	
56.50	59.50	3L	3A
59.50	60.60	3T	

60.60	60.80	5CH	4SI
60.80	84.40	3T	3L
84.40	86.60	3T	
86.60	92.00	3T	
92.00	119.00	6B	
119.00	123.70	6B	
123.70	151.10	6B	
151.10	151.30	Fault Zone	6B
151.30	171.20	6B	
171.20	171.40	3T_Blk	
171.40	171.80	6B	
171.80	180.30	3T	4SI
180.30	182.90	3L	
182.90	183.50	3T	
183.50	184.40	3L	
184.40	185.40	3T	4SI
185.40	189.90	4SI	
189.90	195.20	3X	
195.20	196.60	3T	
196.60	197.70	4SI	
197.70	200.40	3T	
200.40	210.20	3L	3T
210.20	211.60	3T	

211.60	212.30	3T	4A_Blk
212.30	212.60	BX	QV
212.60	212.90	3T	4A_Blk
212.90	214.70	3T	
214.70	214.80	5CH	
214.80	216.60	3T	
216.60	217.00	3L	
217.00	223.40	3T	
223.40	226.80	3A	6B
226.80	235.90	3L	
235.90	239.80	3T	
239.80	241.40	3L	
241.40	245.20	7DY	QV(poly)
245.20	247.10	3L	
247.10	250.20	3T_Blk	4A_Blk
250.20	250.60	5CH	
250.60	251.20	3T	
251.20	279.30	7DY	
279.30	280.60	3T	4A_Blk
280.60	280.70	4A_Blk	
280.70	280.95	3L	5ssms_py
280.95	281.60	3T	3L
281.60	281.80	5ms_py	

281.80	284.20	3T	
284.20	284.80	7DY	
284.80	284.90	4A_Blk	QV
284.90	285.00	7DY	
285.00	285.10	3T_Blk	
285.10	285.30	7DY	
285.30	286.30	3T_Blk	4A_Blk
286.30	310.10	7DY	
310.10	311.10	3X	3L
311.10	311.45	4A_Blk	3T
311.45	314.40	3X	3L
314.40	315.00	4A_Blk	3T
315.00	315.10	Fault Zone	3T_Blk
315.10	315.40	3T_Blk	4A_Blk
315.40	315.60	7DY	
315.60	316.50	Shear Zone	5ssms_py
316.50	324.40	3T	3X
324.40	324.90	3T	5Stwk_py
324.90	325.10	3T	
325.10	331.60	3T	5Stwk_py
331.60	337.80	3T	5Stwk_py
337.80	340.80	3T	5Stwk_py

Assay

68370	212.10	212.70	65	21	260	0.50	5.00	
68371	241.40	242.20	15	2	34	0.20	5.00	
68372	242.20	243.30	28	1700	650	5.80	5.00	
68373	243.30	244.10	14	960	740	2.60	5.00	
68374	244.10	245.20	24	6	35	0.20	5.00	
68432	281.50	281.80	31	41	32	1.00	18.00	
68433	315.60	316.50	580	790	430	13.40	355.00	
68434	328.20	329.40	106	480	2700	4.90	34.00	
68435	329.40	330.40	25	94	740	1.60	33.00	
68436	333.20	334.40	157	240	5700	3.50	66.00	
68437	334.40	335.70	112	880	4300	4.30	52.00	
68438	335.70	337.40	38	290	700	1.80	31.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-87	5364039.5370	473126.3880	348.3930	424.300	-51.0	140.5	12803	2827

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-20 00:00:00	2005-11-25 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.50	-51.50
9.10	134.50	-51.00
91.40	140.00	-47.50
165.80	144.50	-47.50
243.80	145.50	-46.00
323.10	147.50	-44.00
414.50	150.50	-41.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.80	OB	
3.80	59.30	6B	
59.30	63.30	7DY	

63.30	137.60	6B	
137.60	156.00	3T	
156.00	164.80	3T	3L
164.80	167.45	3A	3L
167.45	168.05	3L	Shear Zone
168.05	168.80	7DY	
168.80	169.20	3L	
169.20	169.95	3T	
169.95	170.65	3L	3T
170.65	171.80	6B	
171.80	172.05	3A	
172.05	173.80	3T	
173.80	175.00	3L	
175.00	176.10	5CH	3T
176.10	178.00	3T	
178.00	186.30	6BAM	
186.30	186.90	3T	
186.90	187.60	6B	
187.60	188.50	3T	
188.50	188.85	6B	
188.85	191.10	3T	
191.10	194.40	3T	3L
194.40	196.00	3T	

196.00	197.45	3T	3L
197.45	206.50	6B	
206.50	207.65	3T	
207.65	208.95	4SI	5sms_pym
208.95	209.05	5ms_pym	
209.05	210.30	3T	
210.30	210.70	4SI	5sms_pym
210.70	210.80	5ms_py	
210.80	211.20	3T	4A
211.20	211.75	7DY	
211.75	212.85	3T	
212.85	213.30	4SI	5sms_pym
213.30	214.00	3T	
214.00	214.25	5ms_pym	
214.25	217.20	3T	4SI
217.20	217.35	5ms_pym	
217.35	217.50	4SI	
217.50	220.10	7DY	
220.10	220.40	QV	7DY
220.40	221.00	5CH	5sms_py
221.00	224.50	3T	
224.50	225.05	5CH_Blk	4G
225.05	231.10	3T	

231.10	235.30	7DY	
235.30	237.70	3T	
237.70	240.60	7DY	
240.60	241.05	QV	3T
241.05	321.30	7DY	
321.30	322.30	QV	7DY
322.30	355.25	7DY	
355.25	358.25	3T	
358.25	360.30	3T	3L
360.30	360.85	3T	
360.85	362.20	7DY	
362.20	363.80	7DY	
363.80	380.60	7DY	
380.60	381.40	7DY	
381.40	386.90	7DY	
386.90	388.10	7DY	
388.10	391.15	7DY	
391.15	405.50	7DY	
405.50	407.50	7DY	
407.50	415.20	7DY	
415.20	424.30	3T	

Assay

68420	207.63	208.95	19	10	47	0.20	5.00	
68421	208.95	209.05	27	28	23	0.40	32.00	
68422	209.05	210.00	7	9	26	0.20	5.00	
68423	210.00	210.72	13	13	27	0.20	5.00	
68424	210.72	210.84	56	46	53	1.00	117.00	
68425	212.83	213.30	8	9	39	0.20	5.00	
68426	214.00	214.27	27	37	34	0.70	44.00	
68427	217.20	217.35	82	25	80	0.30	5.00	
68428	220.12	221.00	43	24	48	0.20	5.00	
68429	221.00	222.30	6	3	111	0.20	5.00	
68430	222.30	222.45	17	20	137	0.20	5.00	
68431	222.45	223.45	3	1	135	0.20	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-88	5364152.1850	473295.1560	356.9560	334.400	-52.0	140.0	12814	3051

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-20 00:00:00	2005-11-26 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-52.00
18.90	135.50	-51.00
95.10	146.50	-48.00
137.80	143.50	-48.00
226.20	143.50	-46.00
332.80	146.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	13.50	OB	
13.50	16.85	6BAM	
16.85	21.80	1F	
21.80	29.40	3L	3A

29.40	30.90	4SI	
30.90	31.40	5CH	
31.40	64.70	3L	3A
64.70	76.85	3T	3L
76.85	106.20	6B	
106.20	109.85	7DY	
109.85	179.50	6B	
179.50	181.95	3T	3L
181.95	198.55	3T	
198.55	199.05	3T	3L
199.05	205.50	3T	
205.50	208.75	3T	3L
208.75	209.50	7DY	
209.50	209.90	3T	
209.90	210.20	7DY	
210.20	218.20	3T	
218.20	218.95	5CH	
218.95	220.10	3T	
220.10	220.40	4A_Blk	QV
220.40	222.65	3T	3L
222.65	226.40	3T	
226.40	238.35	7DY	
238.35	241.20	3T	

241.20	243.10	3T_Blk	3L
243.10	245.40	3T	
245.40	247.40	3T_Blk	3L
247.40	248.60	3T	
248.60	250.30	3T_Blk	
250.30	258.40	7DY	
258.40	258.50	3T_Blk	
258.50	259.35	3T	
259.35	260.00	3T	3L
260.00	260.45	3T	5CH_Blk
260.45	263.15	3T	3L
263.15	263.50	7DY	
263.50	263.90	3T_Blk	3L
263.90	264.35	Fault Zone	5CH_Blk
264.35	264.60	5CH_Blk	
264.60	265.80	3T	4A_Blk
265.80	266.10	5CH_Blk	
266.10	267.85	3T	5ssms_py
267.85	269.05	5ms_bm	
269.05	271.50	5ms_bm	
271.50	272.25	5CH_Blk	5ssms_py
272.25	272.55	3T	5ssms_py
272.55	272.70	5ms_py	

272.70	273.35	3T	5sms_py
273.35	274.17	5ms_bm	
274.17	274.67	5ms_bm	
274.67	275.17	5ms_bm	
275.17	276.22	5CH_Blk	5sms_py
276.22	280.20	4A_Blk	5ssms_pym
280.20	293.60	3T	3L
293.60	297.10	3T	4A_Blk
297.10	297.70	5CH_Blk	3T
297.70	299.45	3T_Blk	4A_Blk
299.45	301.70	4A_Blk	5ssms_pym
301.70	302.70	4A_Blk	3T
302.70	303.00	3T_Blk	
303.00	305.20	3T	
305.20	306.40	3T	3L
306.40	308.40	4A_Blk	5ssms_pym
308.40	309.10	Fault Zone	Shear Zone
309.10	310.90	4A_Blk	3T
310.90	311.50	3T	
311.50	312.40	Fault Zone	Shear Zone
312.40	314.25	3T	4A_Blk
314.25	315.15	3T	
315.15	317.60	7DY	

317.60	318.70	3T	3L
318.70	319.50	3T	
319.50	334.40	3T	3L

Assay

68376	265.70	266.70	69	340	550	2.50	98.00	
68377	266.70	267.85	2200	22300	25400	73.30	1663.00	
68378	267.85	269.05	4100	31000	41000	171.20	3578.00	
68379	269.05	269.50	6000	52000	60000	277.40	3990.00	
68380	269.50	270.50	9600	90000	100000	369.90	7598.00	
68381	270.50	271.50	7500	82000	74000	373.30	7558.00	
68382	271.50	272.30	910	3400	7100	21.90	957.00	
68383	272.30	273.35	1800	17600	17900	62.30	1300.00	
68384	273.35	274.17	4500	89000	187000	277.40	1905.00	
68385	274.17	274.62	4100	38000	43000	229.50	3999.00	
68386	274.62	275.17	5900	61000	91000	274.00	4147.00	
68387	275.17	276.22	2600	16400	22500	76.00	1358.00	
68388	276.22	277.22	163	750	840	6.16	272.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-89	5364132.6980	473267.0460	355.9430	333.400	-56.0	140.0	12820	3017

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-21 00:00:00	2005-11-25 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-56.00
21.60	137.50	-56.00
52.10	137.50	-55.00
128.30	146.00	-53.00
204.50	140.50	-51.00
280.70	136.00	-50.00
332.50	140.50	-49.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	15.40	OB	
15.40	29.20	6BAM	
29.20	30.40	6B	
30.40	38.50	6BAM	
38.50	38.80	4SI	
38.80	39.50	6B	4SI
39.50	39.80	3T	
39.80	39.90	3T	
39.90	40.40	3T	
40.40	45.20	3L	3T
45.20	45.50	7DY	
45.50	46.60	3T	
46.60	47.90	7DY	
47.90	49.00	3T	
49.00	52.30	3T	
52.30	55.10	3L	3T
55.10	57.20	3T	
57.20	58.90	3L	
58.90	61.30	3T	
61.30	69.00	3T	
69.00	75.20	7DY	

75.20	75.90	3T	
75.90	76.10	7DY	
76.10	76.40	3T	
76.40	79.90	7DY	
79.90	83.60	3T	
83.60	86.30	7DY	
86.30	87.50	6B	
87.50	89.10	3L	
89.10	90.40	6B	
90.40	93.80	7DY	
93.80	111.20	6B	
111.20	115.20	6B	
115.20	167.70	6B	
167.70	168.00	3L	
168.00	172.70	3T	4SI
172.70	174.10	3T	
174.10	175.30	3L	
175.30	176.40	4SI	
176.40	177.30	3L	
177.30	177.70	4SI	
177.70	178.40	7DY	
178.40	182.40	3L	
182.40	197.80	3X	

197.80	221.30	3T	3L
221.30	225.00	7DY	
225.00	226.60	3T_Blk	
226.60	226.80	5CH_Blk	Fault Zone
226.80	227.05	7DY	
227.05	227.10	Fault Zone	QV
227.10	235.40	3T	
235.40	240.00	3T	
240.00	240.20	3T	5ssms_py
240.20	242.70	3T	
242.70	243.40	3T_Blk	4A_Blk
243.40	243.80	Fault Zone	4G
243.80	254.20	7DY	
254.20	255.30	3T	
255.30	255.40	7DY	
255.40	256.00	3T	
256.00	256.30	7DY	
256.30	256.90	3T	
256.90	258.00	7DY	
258.00	258.20	3T	
258.20	262.80	7DY	
262.80	262.90	3T	
262.90	263.25	5ms_py	

263.25	264.90	3T_Blk	
264.90	265.10	4G	
265.10	267.00	3T_Blk	3L
267.00	267.10	4A_Blk	
267.10	267.40	3L	
267.40	269.70	3T_Blk	4A_Blk
269.70	270.00	4A_Blk	5ssms_py
270.00	270.80	3T_Blk	
270.80	271.30	4A_Blk	5ssms_py
271.30	271.60	3T_Blk	
271.60	272.10	7DY	
272.10	272.20	Fault Zone	
272.20	278.60	7DY	
278.60	282.60	3T_Blk	3L
282.60	282.90	5CH	3T
282.90	284.50	3T	
284.50	284.80	4A_Blk	3T
284.80	285.90	3T_Blk	
285.90	288.70	3L	
288.70	289.00	5ms_py	3T
289.00	289.60	3T	3L
289.70	290.10	5ms_py	3T
290.10	293.20	3L	

293.20	294.30	3T	
294.30	294.60	3T	5CH_Blk
294.60	295.60	3T_Blk	
295.60	295.90	5CH_Blk	
295.90	296.50	7DY	
296.50	296.70	Shear Zone	5ssms_pym
296.70	297.80	4A_Blk	Fault Zone
297.80	298.50	4A_Blk	3T
298.50	298.70	3L	5ssms_py
298.70	299.40	4A_Blk	5ssms_pym
299.40	299.97	5ms_py	3L
299.97	300.95	5sms_py	3L
300.95	301.10	5ms_bm	
301.10	301.75	5sms_py	4A_Blk
301.75	302.07	5ms_bm	
302.07	303.15	5ms_py	
303.15	304.05	4A_Blk	5ssms_py
304.05	304.65	3T_Blk	
304.65	305.48	5ms_py	Fault Zone
305.48	305.82	5ms_bm	
305.82	306.10	5ms_bm	Shear Zone
306.10	306.36	5ms_bm	
306.36	306.83	3L	

306.83	307.05	5ms_bm	
307.05	311.60	3T	
311.60	312.30	Fault Zone	3T
312.30	312.60	5ms_bm	
312.60	313.05	Fault Zone	3T
313.05	313.55	3T	
313.55	313.80	3T	Fault Zone
313.80	314.40	3T	5Stwk_Qtz_py_bm
314.40	314.80	5sms_bm	3T
314.80	315.10	5ms_bm	
315.10	315.37	5ms_bm	3T
315.37	315.90	3T	
315.90	317.30	Shear Zone	3T
317.30	320.10	3T	
320.10	320.20	5ms_bm	QV(poly)
320.20	320.30	3T	
320.30	320.40	3L	
320.40	321.55	3T	
321.55	321.57	5sms_pym	4A
321.57	332.60	3T	
332.60	333.40	7DY	

Assay

68389	262.90	263.25	37	136	100	2.90	164.00	
68390	287.50	288.70	11	36	143	0.40	5.00	
68391	288.70	289.00	11	45	270	0.90	70.00	
68392	289.00	289.60	8	23	109	0.60	5.00	
68393	289.60	290.10	7	30	62	0.70	16.00	
68394	290.10	291.10	4	16	135	0.40	5.00	
68395	299.40	299.92	2600	19100	22400	119.90	2073.00	
68400	299.92	300.95	930	5500	7800	36.30	918.00	
68401	300.95	301.75	3900	17900	22700	100.00	1521.00	
68402	301.75	302.07	28000	174000	189000	452.10	1030.00	
68403	302.07	303.15	2300	16600	29000	75.30	885.00	
68404	303.15	304.05	1600	8200	12000	52.40	783.00	
68405	304.05	304.65	440	2200	5100	10.30	256.00	
68406	304.65	305.48	5900	25900	99000	68.80	995.00	
68407	305.48	306.36	4200	28000	92000	81.50	862.00	
68408	306.36	306.83	210	1500	1800	7.53	285.00	
68409	306.83	307.05	3800	27000	106000	86.00	1066.00	
68410	307.05	307.95	26	320	750	3.50	173.00	
68411	307.95	308.95	22	98	250	1.40	66.00	
68412	308.95	310.30	18	81	450	1.50	57.00	
68413	310.30	311.60	91	1900	3900	13.70	201.00	
68414	311.60	312.30	450	1500	1700	15.40	636.00	
68415	312.30	312.60	7200	31000	171000	126.70	1113.00	

68416	312.60	314.40	500	1900	9700	9.93	278.00	
68417	314.40	314.80	2200	11300	24500	43.20	720.00	
68418	314.80	315.37	3000	73000	134000	188.40	1820.00	
68419	315.37	316.50	230	4900	7100	13.70	263.00	
68452	319.40	320.10	95	280	960	4.60	197.00	
68453	320.10	320.20	6300	45000	56000	215.80	189.00	
68454	320.20	321.00	28	146	220	2.10	53.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-90	5364099.0000	473230.0000	353.0000	315.700	-56.0	140.0	12813	2966

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-25 00:00:00	2005-11-28 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	140.00	-56.00
12.50	145.50	-56.00
64.30	143.50	-55.00
140.50	143.00	-54.00
213.60	145.50	-53.00
283.80	147.00	-51.00
314.20	145.50	-51.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	6.00	OB	
6.00	28.10	6B	
28.10	29.40	3L	3A
29.40	29.70	1F	
29.70	31.20	3L	3T
31.20	32.70	1F	
32.70	33.10	3T	4SI
33.10	59.90	1F	
59.90	66.00	3T	
66.00	74.40	1F	
74.40	82.70	6B	
82.70	86.60	6B	
86.60	113.20	6B	
113.20	114.80	6B	
114.80	131.40	6B	
131.40	134.70	3T	3L
134.70	137.25	3T	
137.25	138.20	3T	
138.20	140.50	3T	4SI
140.50	141.40	3L	
141.40	143.50	3T	BX

143.50	146.30	3L	
146.30	148.40	3T	4SI
148.40	148.75	6B	
148.75	148.85	3L	
148.85	149.60	6B	
149.60	150.20	3L	
150.20	152.60	6B	
152.60	153.10	4SI	
153.10	153.20	5CH	
153.20	153.80	4SI	4A
153.80	154.05	5CH	
154.05	156.80	7DY	
156.80	159.70	3T	
159.70	161.60	4SI	
161.60	163.00	3L	
163.00	171.60	3T	
171.60	172.00	3X	
172.00	174.60	3T	3L
174.60	181.30	3L	3A
181.30	182.10	3T	
182.10	182.90	3L	
182.90	183.00	3X	
183.00	184.70	3T	3L

184.70	190.70	7DY	
190.70	191.30	3T	4SI
191.30	207.20	3X	
207.20	208.60	3T	4SI
208.60	208.80	4A	QV
208.80	210.30	4SI	
210.30	216.10	3T	
216.10	216.40	3T	3L
216.40	218.50	3T	3L
218.50	225.10	3L	
225.10	225.75	5CH	
225.75	226.70	4SI	3L
226.70	227.90	3T	
228.00	228.30	Fault Zone	4G
228.30	231.40	3T	
231.40	231.60	Fault Zone	3T
231.60	236.80	3L	
236.80	238.10	3T	
238.10	238.50	7DY	
238.50	245.40	3T	
245.40	246.80	3T_Blk	
246.80	276.30	7DY	
276.30	276.80	3T	3L

276.80	276.90	5CH_Blk	
276.90	278.40	3T	3L
278.40	280.40	3T_Blk	3L
280.40	280.80	3T	
280.80	280.95	5CH	5ssms_pym
280.95	282.00	3T	4SI
282.00	282.10	4A	
282.10	282.15	5ms_py	
282.15	285.30	3L	
285.30	287.40	4A_Blk	4SI
287.40	287.50	4A_Blk	
287.50	287.60	7DY	
287.60	287.70	4A_Blk	5ssms_pym
287.70	288.00	4A_Blk	
288.00	288.20	3T_Blk	
288.20	288.60	4A_Blk	5CH_Blk
288.60	288.80	3T_Blk	
288.80	288.95	4A_Blk	
288.95	289.05	5sms_pym	4A_Blk
289.05	289.15	3T	
289.15	289.50	4A_Blk	
289.50	290.30	3T_Blk	
290.30	290.80	5ms_pym	5CH_Blk

290.80	291.40	3T	4A_Blk
291.40	292.45	3T_Blk	4A_Blk
292.45	292.55	5ms_py	
292.55	294.80	3L	
294.80	295.70	3T	
295.70	296.30	3T	4A_Blk
296.30	297.15	4A_Blk	Shear Zone
297.15	297.42	5ms_bm	
297.42	297.65	4A_Blk	5sms_py
297.65	297.74	5ms_bm	
297.80	297.96	3T	5ssms_bm
297.96	298.70	7DY	3T_Blk
298.70	299.90	3T	5ssms_bm
299.90	300.00	3T	Shear Zone
300.00	301.10	3T	
301.10	301.25	5ms_py	
301.25	301.89	3T_Blk	
301.89	302.14	5sms_bm	3T_Blk
302.14	302.59	5ms_bm	
302.59	302.87	5sms_py	4A_Blk
302.87	306.30	4A_Blk	4G
306.30	306.70	QV(poly)	4A_Blk
306.70	307.60	4A_Blk	5CH_Blk

307.60	308.60	Shear Zone	4A_Blk
308.60	308.80	5sms_py	
308.80	315.70	4A_Blk	Shear Zone

Assay

68439	296.15	297.15	520	2600	2500	17.80	447.00	
68440	297.15	297.42	12000	73000	70000	349.30	12305.00	
68441	297.42	297.65	980	7100	11900	38.40	713.00	
68442	297.65	297.96	3000	26000	22200	137.00	2165.00	
68443	297.96	298.76	71	1700	3000	8.56	180.00	
68444	298.76	299.90	360	15600	19800	44.20	477.00	
68445	299.90	301.02	270	6200	11600	29.50	1039.00	
68446	301.02	301.28	2700	22200	31000	120.00	1195.00	
68447	301.28	301.89	270	4500	7600	26.40	499.00	
68448	301.89	302.14	230	46000	59000	181.50	923.00	
68449	302.14	302.59	3700	145000	186000	616.40	1841.00	
68450	302.59	302.87	3500	20500	27000	123.30	2210.00	
68451	302.87	303.49	480	1200	2300	16.40	743.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-91	5364058.0000	473179.0000	353.0000	10.700	-54.0	141.0	12818	2902

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-26 00:00:00	2005-11-26 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-54.00
9.80	133.50	-55.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-92	5364058.0000	473179.0000	353.0000	355.750	-52.0	141.0	12818	2902

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-27 00:00:00	2005-12-01 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-52.00
9.10	140.50	-51.00
85.30	141.00	-49.00
161.50	143.50	-48.00
237.70	144.00	-47.00
320.00	144.50	-45.00
353.60	147.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	3.60	OB	
3.60	38.10	6BAM	
38.10	59.40	6BAM	

59.40	65.65	6BAM	Shear Zone
65.65	69.45	7DY	
69.45	79.40	6BAM	
79.40	81.85	3T	
81.85	83.35	3L	
83.35	85.00	3T	
85.00	85.60	3T	3L
85.60	87.00	3L	3A
87.00	133.50	3T	3X
133.50	134.80	3T	
134.80	135.20	4A	5CH
135.20	136.30	3T	3L
136.30	142.40	3T	4SI
142.40	143.70	3L	
143.70	143.90	6B	
143.90	145.40	3T	
145.40	145.80	4A	4SI
145.80	147.20	3L	3T
147.20	148.70	4SI	4A
148.70	149.50	3T	
149.50	150.00	7DY	
150.00	150.80	4A	5CH
150.80	151.30	3T	

151.30	153.50	7DY	
153.50	156.25	7DY	
156.25	157.90	7DY	
157.90	160.50	4SI	
160.50	161.30	3L	
161.30	165.00	3T	
165.00	165.30	4SI	5CH
165.30	168.20	3T	
168.20	172.85	3T	3L
172.85	173.50	3T	
173.50	175.80	3L	
175.80	178.10	3T	
178.10	178.60	6B	
178.60	180.30	3T	7DY
180.30	194.95	7DY	
194.95	196.20	7DY	
196.20	199.35	7DY	
199.35	200.20	3T	
200.20	200.30	5ms_py	3L
200.30	202.15	3T	
202.15	202.85	5CH_Blk	3T
202.85	203.40	3T_Blk	5ssms_pym
203.40	204.00	4A_Blk	5ssms_pym

204.00	205.00	3T_Blk	5ssms_pym
205.00	205.30	5ms_py	
205.30	206.90	3T_Blk	5ssms_pym
206.90	221.10	3T	
221.10	227.40	3T	5ssms_py
227.40	228.30	3T	5ssms_py
228.30	228.65	4A_Blk	3T
228.65	232.85	3T	
232.85	233.20	5ms_py	3T
233.20	237.10	3T	
237.10	237.55	3T	5sms_py
237.55	239.20	3T	
239.20	240.50	3L	3X
240.50	243.50	3T	4A_Blk
243.50	243.90	3T	4A_Blk
243.90	244.40	5CH_Blk	3T
244.40	244.70	3T_Blk	
244.70	248.00	3T	5CH_Blk
248.00	248.40	3T	
248.40	249.90	5CH_Blk	3T
249.90	251.35	5CH_Blk	Fault Zone
251.35	282.45	7DY	
282.45	290.00	3T	3L

290.00	318.90	7DY	
318.90	319.80	Fault Zone	QV
319.80	320.60	3T	
320.60	321.00	4A_Blk	3T
321.00	323.00	3T	3L
323.00	323.90	3T	Fault Zone
323.90	327.40	3T	3L
327.40	329.90	3T	3L
329.90	330.10	4SI	5ssms_pym
330.10	330.30	3T	3L
330.30	330.90	7DY	
330.90	341.90	7DY	
341.90	351.10	6BAM	
351.10	353.40	Shear Zone	QV
353.40	354.30	7DY	
354.30	355.60	3T	
355.60	355.75	7DY	

Assay

Samp Id	Depth From	Depth To	Cu Ppm	Pb Ppm	Zn Ppm	Ag G T	Au Ppb	As Ppm
68486	202.85	203.40	26	14	41	0.40	5.00	
68487	203.40	204.00	37	37	40	0.60	38.00	
68488	204.00	205.00	29	18	50	0.60	21.00	
68489	205.00	205.30	20	46	23	1.30	136.00	

68490	205.30	206.10	43	28	45	1.10	61.00	
68491	227.70	228.00	13	21	42	0.90	37.00	
68492	232.85	233.20	12	21	70	0.20	5.00	
68493	234.20	234.45	12	13	77	0.20	5.00	
68494	237.10	237.50	16	11	50	0.60	24.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-93	5364099.0000	473230.0000	353.0000	19.800	-53.0	141.0	12813	2966

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-28 00:00:00	2005-11-29 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
12.50	145.50	-54.00

No Records in Table

No Records in Table

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-05-94	5364099.0000	473230.0000	353.0000	361.500	-53.0	141.0	12813	2967

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2005-11-29 00:00:00	2005-12-03 00:00:00	New Valley Drilling	12A/06	NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-53.00
9.10	135.50	-53.00
85.60	139.50	-52.00
162.20	142.00	-51.00
226.20	141.50	-49.00
326.70	145.50	-45.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	6.20	OB	
6.20	27.10	6BAM	
27.10	27.80	3A	5ssms_pym
27.80	28.60	3T	
28.60	54.45	6B	
54.45	57.50	3T	
57.50	57.85	3T	3HB
57.85	58.20	3L	5ssms_py
58.20	60.60	3L	3A
60.60	62.00	3T	
62.00	78.30	6BAM	
78.30	82.00	7DY	
82.00	133.60	6BAM	
133.60	139.55	3T	3HB
139.55	139.80	QV	Shear Zone
139.80	144.30	6BAM	
144.30	146.20	3T	3L
146.20	148.55	3T	
148.55	150.35	3L	
150.35	150.75	3T	
150.75	154.20	7DY	

154.20	158.30	3T	
158.30	158.90	5CH	
158.90	159.80	3T	4SI
159.80	160.30	Shear Zone	QV
160.30	170.05	3T	
170.05	170.95	3L	
170.95	172.85	3T	3L
172.85	176.40	3L	
176.40	177.60	3T	
177.60	180.45	6BAM	
180.45	182.30	7DY	
182.30	203.85	6BAM	
203.85	211.30	3T	
211.30	211.50	4SI	
211.50	219.20	3T	3L
219.20	220.70	3T	5ssms_py
220.70	221.20	5CH_Blk	5ssms_pym
221.20	222.20	3T	
222.20	222.95	3T_Blk	3L
222.95	224.40	3T	3L
224.40	224.90	7DY	
224.90	225.80	3T	3L
225.80	226.30	7DY	

226.30	227.90	3T	3L
227.90	249.00	7DY	
249.00	251.40	3T	
251.40	251.50	5ms_pym	3T
251.50	251.80	3T	
251.80	251.95	3T	5sms_pym
251.95	254.15	3T	
254.15	254.35	5sms_pym	5CH
254.35	255.50	3T	
255.50	256.10	3T	5CH_Blk
256.10	256.75	3T_Blk	5CH_Blk
256.75	257.00	7DY	
257.00	257.60	3T_Blk	5CH_Blk
257.60	261.75	4A	5CH_Blk
261.75	267.10	3T	3L
267.10	267.85	5CH_Blk	4SI
267.85	269.10	3T_Blk	
269.10	270.65	5CH	5CH_Blk
270.65	270.95	3T_Blk	
270.95	271.40	4G	5ssms_pym
271.40	272.00	3T_Blk	
272.00	275.25	5CH_Blk	3T
275.25	279.10	4G	4A_Blk

279.10	279.50	4G	5sms_py
279.50	280.90	4G	5ssms_pym
280.90	281.10	5ms_py	3T_Blk
281.10	281.50	5CH_Blk	3T
281.50	282.10	3T_Blk	5ssms_py
282.10	283.40	4G	5ssms_py
283.40	283.90	5ms_bm	3T
283.90	285.90	5CH_Blk	5ssms_pym
285.90	286.30	3T_Blk	5sms_py
286.30	286.65	Fault Zone	QV
286.65	287.30	5ms_py	3T
287.30	288.90	5CH_Blk	4G
288.90	289.15	3T_Blk	
289.15	293.15	3T	4A_Blk
293.15	296.30	5CH_Blk	4A_Blk
296.30	300.10	Fault Zone	3T_Blk
300.10	302.55	4A_Blk	5CH_Blk
302.55	316.30	3T	3L
316.30	318.20	4A_Blk	5CH_Blk
318.20	324.50	3T	3L
324.50	327.60	3T	4A
327.60	328.25	4A_Blk	4A
328.25	335.35	3T	4A_Blk

335.35	336.70	4A_Blk	3T
336.70	338.50	3T	4A_Blk
338.50	339.20	4G	4A_Blk
339.20	343.40	3T	4A
343.40	343.60	4A_Blk	3T
343.60	344.00	3T	
344.00	348.60	3L	3T
348.60	349.35	4G	3T
349.35	350.25	7DY	
350.25	354.80	3L	3T
354.80	355.70	Shear Zone	3L
355.70	356.90	3L	5sms_py
356.90	357.40	3T_Blk	3L
357.40	358.20	3T	
358.20	359.50	3L	3T_Blk
359.50	361.50	5CH_Blk	4G

Assay

68495	278.60	279.10	60	82	220	2.40	186.00	
68496	279.10	279.50	121	194	680	4.70	457.00	
68497	279.50	280.90	173	350	450	6.85	299.00	
68498	280.90	281.10	2500	16600	22300	87.70	2590.00	
68499	281.10	282.20	30	72	128	1.70	89.00	

68500	282.20	283.40	102	179	350	3.40	169.00	
68501	283.40	283.60	3200	18400	22300	143.80	2185.00	
68502	283.60	283.90	10600	50000	53000	297.90	3830.00	
68503	283.90	284.90	1800	700	680	22.60	857.00	
68504	284.90	285.90	44	46	220	1.80	132.00	
68505	285.90	286.65	1600	7900	6000	51.70	434.00	
68506	286.65	287.25	6400	46000	49000	308.20	4592.00	
68507	287.25	288.25	490	2500	3200	21.90	596.00	
68508	355.70	356.90	26	88	148	1.30	5.00	

Diamond Drill Core Log

Collar

Hole Id	Y	X	Z	Max Depth	Collar Dip	Collar Azimuth	Grid North	Grid East
GA-06-95	5364786.0000	473799.0000	319.0000	650.000	-57.0	141.0	13039	3825

Start Date	Finish Date	Contractor	Map Sheet	Core Size
2006-02-03 00:00:00		New Valley Drilling		NQ

Survey

Depth	Azimuth	Dip
0.00	141.00	-57.00
10.10	144.50	-57.00
70.70	139.50	-55.00
150.60	145.50	-54.00
208.20	143.50	-52.00
281.30	152.50	-51.00
305.70	148.00	-50.00
378.90	152.50	-49.00
455.10	154.50	-48.00
522.70	156.50	-46.00
602.00	153.50	-44.00

Rock_code

Depth From	Depth To	Code	Secondary
0.00	4.50	OB	
4.50	13.40	3T	3L
13.40	15.05	3T	QV
15.05	35.50	3T	3L
35.50	39.40	7DY	
39.40	57.30	3T	3L
57.30	200.40	3T	
200.40	201.60	3T	3L
201.60	211.20	3T	
211.20	213.20	3T	QV
213.20	246.90	3T	
246.90	247.60	Fault Zone	3T
247.60	286.80	3T	
286.80	290.60	7DY	
290.60	296.60	4SI	
296.60	300.00	3T	3L
300.00	323.50	3T	
323.50	326.00	QV(poly)	
326.00	335.10	3T	3L
335.10	351.05	3T	
351.05	354.00	7DY	
354.00	355.15	3T	

355.15	355.50	5CH	
355.50	359.10	3T	
359.10	362.15	3HB	
362.15	371.90	3T	
371.90	378.00	3L	
378.00	408.90	3T	
408.90	409.15	4A_Blk	
409.15	413.75	3T	
413.75	416.80	3T	
416.80	425.00	3T	
425.00	425.70	3AB	
425.70	428.00	3T	
428.00	429.15	4A_Blk	
429.15	433.30	3T	
433.30	436.10	3T	
436.10	436.65	4G	
436.65	442.80	3T	
442.80	443.20	4A_Blk	
443.20	454.35	3T	
454.35	456.90	3T	
456.90	477.40	7DY	
477.40	484.00	3T	
484.00	493.75	6B	

code	description
1A	Agglomerate
1A	Agglomerate
1AB	Auto Breccia
1AB	Auto Breccia
1AM	Amygdaloidal
1AM	Amygdaloidal
1B	Volcanic Breccia
1B	Volcanic Breccia
1F	Massive Flow
1F	Massive Flow
1H	Hyaloclastite
1H	Hyaloclastite
1HB	Hydrothermal Breccia
1HB	Hydrothermal Breccia
1L	Lapilli Tuff
1L	Lapilli Tuff
1P	Porphyritic
1P	Porphyritic
1PB	Pillow Breccia
1PB	Pillow Breccia
1PL	Pillowed Flow
1PL	Pillowed Flow
1T	Tuff (Lithified Ash)
1T	Tuff (Lithified Ash)
1U	Undifferentiated
1U	Undifferentiated
1V	Vitric Tuff
1V	Vitric Tuff
1X	Crystal Tuff >=20% crystals
1X	Crystal Tuff >=20% crystals
2A	Agglomerate
2A	Agglomerate
2AB	Auto Breccia
2AB	Auto Breccia
2AM	Amygdaloidal
2AM	Amygdaloidal
2B	Volcanic Breccia
2B	Volcanic Breccia
2DY	Dyke
2DY	Dyke
2F	Massive Flow
2F	Massive Flow
2H	Hyaloclastite
2H	Hyaloclastite
2HB	Hydrothermal Breccia
2HB	Hydrothermal Breccia
2L	Lapilli Tuff